As filed with the Securities and Exchange Commission on July 20, 2015

No. 333-203934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TerraForm Global, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4911	47-1919173
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7550 Wisconsin Avenue, 9th Floor

Bethesda, Maryland 20814

(240) 762-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carlos Domenech Zornoza

Chief Executive Officer

TerraForm Global, Inc.

7550 Wisconsin Avenue, 9th Floor

Bethesda, Maryland 20814

(240) 762-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C.	Kirk A. Davenport II
Paul D. Zier	Latham & Watkins LLP
Kirkland & Ellis LLP	885 Third Avenue
300 North LaSalle	New York, New York 10022
Chicago, Illinois 60654	(212) 906-1200
(312) 862-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this

Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Estimated Maximum Offering Price per share(2)	Estimated Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(3)(4)
Class A Common Stock, $0.01 par value per share	65,055,500	$21.00	$1,366,165,500	$158,911

(1)	Includes 8,485,500 shares of Class A Common Stock that may be sold if the option to purchase additional shares granted by us to the underwriters is exercised in full.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(3)	Includes the offering price of any additional shares of Class A Common Stock that the underwriters have the option to purchase.
(4)	$92,960 was previously paid in connection with prior filings of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 20, 2015

Prospectus

56,570,000 shares

Class A common stock

This is an initial public offering of shares of Class A common stock of TerraForm Global, Inc. All of the shares of Class A common stock are being sold by us.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $19.00 and $21.00. We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “GLBL.”

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock will be held by SunEdison, Inc., or our “Sponsor,” or its controlled affiliates. Each share of Class B common stock entitles our Sponsor to 100 votes on all matters presented to our stockholders generally. Immediately following this offering, the holders of our Class A common stock will collectively hold 100% of the economic interests in us and 1.6% of the voting power in us, and our Sponsor will hold the remaining 98.4% of the voting power in us. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market. See “Management—Controlled company.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	Excludes a structuring fee payable to J.P. Morgan Securities LLC and Barclays Capital Inc. equal to 1.25% of the gross offering proceeds. See “Underwriting (conflicts of interest).”

The underwriters have the option to purchase up to an additional 8,485,500 shares from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

See “Risk factors ” beginning on page 47 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We expect that the shares will be delivered against payment in New York, New York on                     , 2015.

J.P. Morgan	Barclays	Citigroup	Morgan Stanley

Goldman, Sachs & Co.	BofA Merrill Lynch	Deutsche Bank Securities

BTG Pactual	Itaú BBA	Kotak Investment Banking	SMBC Nikko	SOCIETE GENERALE

                    , 2015.

42 solar, wind and hydro projects across Asia, Africa and Latin America with a total nameplate capacity of over 1.4 GW

- Globally diversified clean power generation portfolio with a weighted average remaining PPA life of **19 years.**
- Our Sponsor, SunEdison, is the **largest globally diversified solar and wind energy development company** with a strong local presence and an experienced management team with a demonstrated track record.
- $1.4 B of CAFD sponsor commitment, **5.9 GW** of **call rights** of which **1.0 GW** are operating.

CHINA 167 MW	INDIA 253 MW	BRAZIL 337 MW	OTHER 649 MW
149 MW	119 MW	295 MW	262 MW
18 MW	134 MW	42 MW	72 MW / 315 MW

Nicaragua
44 MW
44 MW
Honduras
208 MW
126 MW
82 MW
Costa Rica
74 MW
74 MW
Peru
72 MW
72 MW
Brazil
337 MW
295 MW
42 MW
Uruguay
101 MW
101 MW
South Africa
99 MW
18 MW
81 MW
India
253 MW
119 MW
134 MW
China
167 MW
149 MW
18 MW
Thailand
39 MW
39 MW
Malaysia
12 MW
12 MW

MW by Geography

South Africa 7%
South East Asia 4%
Brazil 24%
China 12%
India 18%
LATAM excl. Brazil 35%

MW by Technology

Hydro 8%
Solar 33%
Wind 59%

Hercules, 148.5 MW - China

Soutpan, 15.8 MW - South Africa

LAP-HSC, 33.4 MW - Peru

PP Solar, 3.6 MW - Thailand

Gadag, 31.2 MW - India

Bahia, 99.2 MW - Brazil

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of SunEdison, Inc. and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Industry and market data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. In particular, unless otherwise specified, we have relied upon the data collected and published by Bloomberg New Energy Finance (as accessed on June 1, 2015) with respect to all of the data included in this prospectus relating to the size of the various clean energy markets, including the expected growth of our initial target markets over the periods specified herein. Bloomberg New Energy Finance is a market research firm focused on the energy sector. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk factors” and “Cautionary statement concerning forward-looking statements” in this prospectus.

As used in this prospectus, all references to watts (e.g., megawatts, gigawatts, MW, GW, etc.) refer to measurements of direct current, or “DC,” with respect to solar generation assets, and measurements of alternating current, or “AC,” with respect to wind and hydro-electric generation assets.

Except as otherwise noted, all currency conversions referred to in this prospectus are calculated as of March 31, 2015.

Certain defined terms

Unless the context provides otherwise, references herein to:

•

“we,” “our,” “us,” “our company” and “Global” refer to TerraForm Global, Inc., together with, where applicable, its consolidated subsidiaries after giving effect to the Organizational Transactions (as defined herein), which corporation is the issuer of the Class A common stock offered hereby;

•	“First Wind” refers to First Wind Holdings, LLC, together with, where applicable, its consolidated subsidiaries, which our Sponsor and TerraForm Power, as appropriate, acquired on January 29, 2015;

•	“Global LLC” refers to TerraForm Global, LLC, which will be controlled by Global as its sole managing member upon the completion of the Organizational Transactions;

•

“Global Operating LLC” refers to TerraForm Global Operating, LLC, a wholly owned subsidiary of Global LLC, which will, through its direct and indirect subsidiaries, conduct our business and operations;

ii

•

“initial portfolio” refers to 42 projects with an aggregate of 72 sites, representing a total capacity of 1,406.1 MW, that we will either own upon completion of this offering or that we expect to acquire from third parties or receive as contributions from our Sponsor after the completion of this offering, including (i) 340.9 MW of projects that we expect to acquire from third parties shortly after the completion of this offering upon receipt of governmental or lender consents; (ii) 158.4 MW of projects that will be acquired from third parties when such projects reach their commercial operations date, which we expect to occur during the remainder of 2015, and (iii) 128.4 MW of projects that will be contributed to us by our Sponsor when such projects reach their respective commercial operations date, which we expect to occur during the remainder of 2015;

•	“SunEdison” and “Sponsor” refer to SunEdison, Inc., together with, where applicable, its consolidated subsidiaries;

•

“TerraForm Power” refers to TerraForm Power, Inc., together with, where applicable, its consolidated subsidiaries, which is a publicly traded subsidiary of our Sponsor that also owns and operates clean power assets; and

•

“$” refers to U.S. dollars, “CNY” refers to Chinese Yuan Renminbi, “BRL” refers to Brazilian Real, “INR” refers to Indian Rupee, “ZAR” refers to South African Rand, “MYR” refers to Malaysian Ringgit, “THB” refers to Thai Baht and “PEN” refers to Peruvian Nuevo Sol.

See “Summary—Organizational Transactions” for more information regarding our ownership structure.

iii

Summary

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk factors,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes thereto appearing elsewhere in this prospectus. Unless otherwise specifically noted, (i) all operating and similar data for our business or our Sponsor’s business included in this prospectus is as of March 31, 2015 and (ii) all references to MW or GW in relation to our initial portfolio (or our portfolio of call right or right of first offer projects) represent the rated generation capacity at standard test conditions of a project multiplied by our percentage of economic ownership (or the ownership we may acquire) of such project, or “net capacity,” as of the date of this prospectus.

About TerraForm Global, Inc.

Overview

We are a high-growth, globally diversified renewable energy company that owns long-term contracted wind, solar and hydro-electric power plants. Our business objective is to increase our dividend to stockholders by continuing to acquire, from SunEdison and unaffiliated third parties, clean power generation assets that produce high-quality, long-term contracted cash flows, primarily by serving utility and commercial customers with strong credit profiles. Our initial target markets will be China, Brazil, India, South Africa, Honduras, Costa Rica, Peru, Uruguay, Malaysia and Thailand. Several of these markets, including China, Brazil and India, are expected to be among the fastest growing solar and wind energy markets worldwide from 2015 to 2020 in terms of annual installations and capital investment in renewable energy projects.

Our initial portfolio consists of solar projects located in China, India, South Africa, Honduras, Uruguay, Malaysia and Thailand, wind projects located in China, Brazil, India, South Africa, Honduras, Costa Rica and Nicaragua and hydro-electric projects located in Brazil and Peru. These projects have a total combined capacity of 1,406.1 MW, and we forecast that they will generate an aggregate of $231.5 million of cash available for distribution for the year ending December 31, 2016. Our initial portfolio includes 921.7 MW of projects that we expect to acquire from third parties concurrently with the completion of this offering or during the remainder of 2015. All of these projects are supported by power purchase agreements, or “PPAs,” with creditworthy counterparties. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 19 years as of March 31, 2015.

We have a well diversified project portfolio, across both geographies and renewable energy technologies, which we believe enables us to generate consistent quarterly cash flows. For example, projects in our initial portfolio located in any single country are not expected to represent more than 30% of our projected cash available for distribution for the year ending December 31, 2016. We intend to rapidly expand and diversify our initial portfolio by acquiring utility-scale solar and commercial and industrial distributed solar, wind and hydro-electric power generation assets located in our initial target markets, which we expect will also have long-term PPAs with creditworthy counterparties. We expect to pursue opportunities in other high-growth emerging markets that have characteristics similar to those of our initial target markets, with a focus on markets located in Asia (except Japan), Africa, Latin America and the Middle East. Over time, we may selectively acquire other clean power generation assets, including natural gas, biomass and hybrid energy and storage solutions, as well as transmission lines, that enable us to provide power on a 24/7 basis, as well as to add solar generation assets serving residential and commercial building customers.

Portfolio growth

Call and ROFO rights

We believe we will be able to rapidly expand our initial portfolio as a result of the significant project acquisition call rights and rights of first offer, or “ROFO rights,” that we have with our Sponsor and the project acquisition call rights and ROFO rights we have and expect to acquire from third-party developers of clean power generation assets. Upon completion of this offering, we will have call rights with respect to identified projects that have an aggregate capacity of 5,856.1 MW.

We will enter into a support agreement with our Sponsor immediately prior to the completion of this offering, pursuant to which our Sponsor will agree to offer us additional qualifying projects through the fifth anniversary of the completion of this offering that are projected to generate an aggregate of at least $1.4 billion of cash available for distribution during their respective first twelve months of commercial operations. We expect that our Sponsor will continue to provide us with the opportunity to acquire additional qualifying projects after it has satisfied its minimum commitment under the support agreement in order to maximize the value of its equity ownership and incentive distribution rights. The support agreement with our Sponsor will also grant us ROFO rights with respect to additional clean energy projects that our Sponsor elects to sell or otherwise transfer and that are located in our initial target markets or other emerging markets that we mutually agree upon.

We executed call right agreements with seven third-party developers, pursuant to which we have the right to purchase, at our election, a total of 43 solar, wind and hydro-electric projects in China with an aggregate capacity of 1,559.7 MW for a specified period.

Third-party acquisitions

We also intend to rapidly expand our project portfolio by acquiring renewable energy projects from third parties. As discussed below, our Sponsor and its operating subsidiary, TerraForm Power, have a strong record of third-party project and corporate acquisitions. We expect that our initial portfolio will include 1.1 GW of projects acquired from third parties in nine acquisitions. We expect to continue to have significant opportunities to acquire projects from third-party developers, enabling us to expand our project portfolio through acquisitions for the foreseeable future.

Our Sponsor

Our U.S.-based Sponsor is the largest globally diversified developer of wind and solar energy projects in the world and has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. As of March 31, 2015, our Sponsor had a 7.5 GW pipeline of development-stage solar and wind projects, including 1.7 GW in our initial and future target markets, and approximately 4.9 GW of self-developed and third-party developed solar and wind power generation assets under management. Our Sponsor has developed over 1,300 solar and wind projects in 20 countries and has completed all of the projects on which it has commenced construction, including over 140 projects in our initial target markets. Our Sponsor has over 1,900 development and operations employees, over 700 of which service our initial and future target markets. We believe we are well positioned to capitalize on favorable market trends in the renewable power generation segment due to our relationship with our Sponsor, which has an established presence in each of our initial target markets, a strong asset development pipeline and acquisition track record, significant project financing experience and asset management and operational expertise.

Yieldco experience

Our Sponsor has significant experience in acquiring, financing and operating clean power generation assets through a publicly listed dividend-oriented company. We will be the second yieldco vehicle to launch with our Sponsor’s support. Our Sponsor’s subsidiary, TerraForm Power, which owns and operates clean power assets located in the United States and other select jurisdictions, completed its initial public offering in July 2014. With our Sponsor’s support, TerraForm Power has raised approximately $3.9 billion in acquisition and permanent financing to pursue acquisitions of renewable energy projects totaling 1,703.0 MW as of May 1, 2015. We intend to capitalize on our Sponsor’s experience in successfully launching and supporting TerraForm Power.

M&A expertise

During the year ended December 31, 2014, our Sponsor completed 32 corporate and project acquisitions worldwide, which included operating projects with an aggregate capacity of 1.5 GW. On January 29, 2015, our Sponsor completed the purchase of First Wind’s development platform, pipeline and projects in development, including over 1.6 GW of wind and solar generation assets under development, and increased its assets under management by 1.5 GW. Our Sponsor: (i) will acquire Latin America Power Holding, B.V.’s, or “LAP’s,” asset management platform, its operation and maintenance personnel expertise in Peru and certain rights with respect to a pipeline of Peruvian hydro-electric development assets and (ii) has acquired an asset management platform in China consisting of operations and maintenance personnel and management expertise from Honiton Energy Caymans, Ltd., or “Honiton.” In addition, in July 2015 our Sponsor entered into an agreement with Renova Energia S.A., the largest renewable energy company in Brazil, or “Renova,” pursuant to which it (i) agreed to acquire eleven Brazilian wind and solar projects between 2017 and 2020 representing an aggregate capacity of 2,659.0 MW, which we refer to herein as the “Renova Backlog Projects,” and (ii) entered into a put/call arrangement for a hydro-electric project representing an aggregate capacity of 291.0 MW, upon the satisfaction of certain conditions, which we refer to herein as the “Renova Put/Call Assets.” We expect to continue to leverage our Sponsor’s significant development expertise, project pipeline and third-party acquisition track record. For example, we have completed or expect to complete in connection with the closing of this offering or during the remainder of 2015, nine separate acquisitions representing 1.1 GW in the aggregate of projects located across multiple geographies that utilize a variety of renewable energy technologies.

Market opportunity

The global renewable power generation segment is large and growing rapidly due to significant increases in energy demand, decreasing cost of renewable energy, the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing retail electricity prices, and strong social and political support for renewable energy, among other factors. We expect the cost to produce energy from conventional sources will continue to rise, owing to the required investments in transmission and distribution infrastructure and increasing regulatory costs relating to conventional energy sources. We believe accelerating industrialization, an expanding middle class and the need to develop energy grid infrastructure will continue to drive demand in our initial target markets for the foreseeable future. We believe that solar and wind energy systems are particularly attractive in addressing the undersupply of electrical generation capacity in emerging markets due to their relative ease and speed of installation, scalability and, with respect to solar energy systems, their ability to be located near the customer, thereby reducing the customer’s transmission and distribution costs. In addition, we believe that hydro-electric energy represents a significant acquisition opportunity for us because it is a proven renewable technology with significant installed capacity of more than 412 GW in our initial target markets.

The global renewables market is projected to require more than $2.1 trillion of investment in capacity expansions over the period from 2015 through 2020, of which approximately 35% of such capacity expansion is expected to occur in our initial target markets. Of this total expected investment, more than $723 billion and $664 billion is expected to be in global solar and wind generation capacity expansions, respectively. Our initial target markets are expected to account for 48% and 41% of global wind and solar capacity expansions, respectively. In addition, more than $253 billion is expected to be invested globally in hydro-electric generation assets through 2016, of which our initial target markets are expected to account for 27% of such capacity expansion.

The installed base of renewable energy generation capacity in our initial target markets is greater than 622 GW, including more than 39 GW of solar capacity, 138 GW of wind capacity and 412 GW of hydro-electric capacity. Driven by the increasing cost competitiveness of wind and solar energy, accelerating industrialization, an expanding middle class and attractive regulatory policies that incentivize renewable energy investments, we expect substantial growth in installed renewable energy capacity over the next several years. Solar energy capacity additions are expected to total over 179 GW between 2014 and 2020 in our initial target markets and are expected to grow at a compound annual growth rate, or “CAGR,” of 32% between 2014 and 2020 in our initial target markets. Over the same period, wind energy capacity additions are expected to total over 188 GW in our initial target markets and are expected to grow at a CAGR of 14% between 2014 and 2020, in our initial target markets.

Project Support Agreement

Immediately prior to the completion of this offering, we will enter into a project support agreement, or the “Support Agreement,” with our Sponsor, which will require our Sponsor to offer us additional qualifying projects from its development pipeline through the fifth anniversary of the completion of this offering that are projected to generate an aggregate of at least $1.4 billion of cash available for distribution during the first twelve months following the qualifying projects’ respective commercial operation dates, or “Projected FTM CAFD.” We refer to these projects as the “Call Right Projects.” If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement through the fifth anniversary of the completion of this offering is less than $1.4 billion, our Sponsor has agreed that it will continue to offer us sufficient, qualifying Call Right Projects from its pipeline until the total aggregate Projected FTM CAFD commitment has been satisfied.

In addition, the Support Agreement grants us a right of first offer with respect to any clean energy projects (other than Call Right Projects) that our Sponsor elects to sell or otherwise transfer during the six-year period following the completion of this offering and that are located in our initial target markets and other emerging markets that we mutually agree upon. We refer to these projects as the “SunEdison ROFO Projects.” The Support Agreement does not identify the SunEdison ROFO Projects since our Sponsor will not be obligated to sell any project that would constitute a SunEdison ROFO Project. In the event that our Sponsor elects to sell such assets, it will not be required to accept any offer we make to acquire any SunEdison ROFO Project and, following the completion of good faith negotiations with us, our Sponsor may choose to sell such assets to a third party or not to sell the assets at all.

Cash dividend policy

We intend to use a portion of the cash available for distribution, or “CAFD,” generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. After determining an appropriate reserve for our working capital needs and the prudent conduct of our business, our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intention to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our CAFD and increase our quarterly cash dividends over time. Our initial quarterly dividend will be set at $0.2750 per share of Class A common stock, or $1.1000 per share on an annualized basis. We established our initial quarterly dividend level based upon a targeted payout ratio by Global LLC of approximately 85% of projected annual CAFD. This dividend payout ratio is not prescribed by our governing documents and is subject to change based on the discretion of our board of directors. We expect our dividend payout ratio to vary as we intend to maintain or increase our dividend despite variations in our CAFD from period to period. In addition, we may adjust our dividend payout ratio from time to time based on changes in our portfolio in terms of size and scope, working capital and capital expenditure requirements, operating expenses and market conditions, including acquisition opportunities and our ability to borrow funds and access capital markets.

We intend to target a 20% CAGR in dividends per share over the three-year period following the completion of this offering. This target is based on, and supported by, our Sponsor’s $1.4 billion aggregate Projected FTM CAFD commitment to us under the Support Agreement and our Sponsor’s track record of successful project acquisitions from unaffiliated third parties, which will provide us the opportunity to grow our CAFD following this offering. While we believe our targeted growth rate is reasonable for the emerging markets on which we focus, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, including the market value of projects we acquire from third parties, the purchase price we pay for acquired projects, our cost of capital, the ratio of debt to equity with respect to the financing of acquisitions, whether we have the financial resources to acquire the Call Right Projects and the timing of such acquisitions. Prospective investors should read “Cash dividend policy,” including our financial forecast and related assumptions, and “Risk factors,” including the risks and uncertainties related to our forecasted results, completion of construction of projects and acquisition opportunities, in their entirety.

We intend to cause Global LLC to distribute a portion of its CAFD to the holders of its units (including us as the sole holder of the Class A units and our Sponsor as the sole holder of the Class B units) pro rata, based on the number of units held, subject to the incentive distribution rights, or “IDRs,” held by our Sponsor that are described below. However, the Class B units held by our Sponsor are deemed “subordinated” because for a period of time, referred to as the “Subordination Period,” the Class B units will not be entitled to receive any distributions from Global LLC until the Class A units and Class B1 units (which may be issued upon reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties) have received quarterly distributions in an amount equal to $0.2750 per unit, or the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The practical effect of the subordination of the Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units and Class B1 units (if any). For a description of the IDRs and the Subordination Period, see “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Our initial portfolio includes 921.7 MW of projects that we expect to acquire from third parties concurrently with or, in certain cases, during the remainder of 2015, which we refer to herein as the “Pending Acquisitions.” The closing of this offering is not conditioned on the consummation of the Pending Acquisitions.

Our initial portfolio also includes 128.2 MW of projects that have not reached their commercial operation dates, or “CODs,” to be contributed to us by our Sponsor once such projects reach their respective COD, or the “Contributed Construction Projects.” The Contributed Construction Projects are expected to achieve their CODs during the remainder of 2015. To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions under certain circumstances. In particular, our Sponsor has agreed to forego any distributions on its Class B units with respect to the third and fourth quarters of 2015 (i.e., distributions declared on or prior to March 31, 2016), and thereafter to forego distributions on its Class B units until the end of the Distribution Forbearance Period to the extent the holders of the Class A units and Class B1 units have not received distributions in an amount equal to the Minimum Quarterly Distribution plus any arrearages in the payment of Minimum Quarterly Distributions from prior quarters.

For a description of the IDRs, the Subordination Period and the Distribution Forbearance Period, including the definitions of Subordination Period, As Delivered CAFD, Closed Acquisition CAFD, CAFD Forbearance Threshold and Distribution Forbearance Period, see “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Purpose of TerraForm Global, Inc.

We intend to create value for the holders of our Class A common stock by achieving the following objectives:

•

owning and operating a diverse platform of renewable energy projects, including solar, wind, hydro-electric and other clean power generation technologies, that provide long-term contracted cash flows from creditworthy counterparties;

•	creating a geographically diverse platform of renewable energy generation assets;

•	growing our project portfolio through the exercise of our call rights and the completion of third-party acquisitions;

•	capitalizing on the expected high growth in the worldwide clean power generation market;

•	creating an attractive investment opportunity for dividend growth-oriented investors; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Our initial portfolio, the Call Right Projects and ROFO Projects

The following table provides an overview of the projects that we expect will comprise our initial portfolio. We expect to acquire certain of the projects included in our initial portfolio through the consummation of the Pending Acquisitions and the transfer of the Contributed Construction Projects. Our initial portfolio includes: (i) approximately 428.6 MW of projects that we expect to acquire substantially concurrently with the completion of this offering; (ii) approximately 340.9 MW of projects that we expect to acquire shortly after the completion of this offering upon receipt of pending governmental approvals and lender consents; and (iii) approximately 286.8 MW of projects that we expect to acquire during the remainder of 2015 when such projects are expected to reach COD. This offering is not conditioned on the concurrent closing of all of the Pending Acquisitions. As of the date of this prospectus, we have not yet received all of the governmental, regulatory or third-party approvals or consents required to complete all of these acquisitions, and the timing for those approvals is outside of our control. As a result, we cannot assure you that all of the Pending Acquisitions will be consummated on the timetable currently contemplated or at all. For more information about the projects included in our initial portfolio, see “Business—Our portfolio.”

Country	Total Net Capacity (MW)(1)	% of Total MW	Pending Acquisition Net Capacity (MW)(2)	# of Sites	Remaining Duration of PPA (Years)(3)

Brazil Projects:
Wind	294.4	20.9%	294.4	14	17
Hydro(4)	41.8	3.0	41.8	3	13

Total Brazil	336.2	23.9%	336.2	17	17

India Projects:
Wind(7)	119.4	8.5	101.6	4	18
Solar	134.0	9.5	0.0	12	23

Total India	253.3	18.0%	101.6	16	21

Honduras Projects:
Wind(4)	126.0	9.0	126.0	1	22
Solar(6)	82.0	5.8	82.0	3	20

Total Honduras	208.0	14.8%	208.0	4	21

China Projects:
Wind	148.5	10.6	0.0	3	15
Solar	18.0	1.3	0.0	1	18

Total China	166.5	11.8%	0.0	4	16

Uruguay Solar Projects(6)(7)	101.1	7.2%	26.4	3	28

South Africa Projects:
Wind(4)(5)	17.6	1.2	17.6	1	19
Solar(4)(5)	81.3	5.8	41.4	5	19

Total South Africa	98.8	7.0%	59.0	6	19

Costa Rica Wind Projects(4)(6)	74.0	5.3%	74.0	2	14

Peru Hydro Projects(4)(5)	72.5	5.2%	72.5	6	18

Nicaragua Wind Project(4)	44.0	3.1%	44.0	1	18

Thailand Solar Projects(7)	39.3	2.8%	0.0	9	26

Malaysia Solar Projects	12.3	0.9%	0.0	4	20

Total(8)	1,406.1	100.0%	921.7	72	19

(1)	Net capacity represents the maximum, or rated, generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility as of the date of this prospectus. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus. For projects referenced herein that have not yet achieved their COD, the figures reflect expected final capacity.

(2)	Certain of the Pending Acquisitions are subject to the receipt of governmental, regulatory or third-party approvals or consents. For more information relating to the outstanding conditions precedent to closing, see “Risk factors—Risks related to our business—There can be no assurance that the Pending Acquisitions will be consummated on the timetable currently anticipated, and the closing of this offering is not conditioned on the consummation of these acquisitions.”

(3)	Calculated as of March 31, 2015.

(4)	Includes projects that we expect to acquire shortly after the completion of this offering upon receipt of certain governmental and lender consents.

(5)	Includes projects for which we have cash distribution arrangements in place with the seller or our Sponsor, pursuant to which we are entitled to receive project cash distributions prior to their transfer to us.

(6)	Includes projects that we expect to acquire upon the project achieving COD, which we expect to occur during the second half of 2015.

(7)	Includes projects that will be contributed to us by our Sponsor upon such project achieving COD during the second half of 2015.

(8)	Amounts may not sum due to rounding.

The following charts provide an overview of our initial portfolio by geography and technology:

The projects in our initial portfolio, as well as the call right projects discussed below, were selected because they are located in our initial target markets and have or will have PPAs or other offtake arrangements with creditworthy counterparties that we believe will provide sustainable and predictable cash flows to fund the regular quarterly cash dividends that we intend to pay to holders of our Class A common stock.

With the exception of five projects representing an aggregate of 128.2 MW, all of the Sponsor contributed projects included in our initial portfolio have reached their COD. We expect the remaining five projects to reach COD before the end of 2015. Our initial portfolio includes the Pending Acquisitions representing 921.7 MW that we expect to close concurrently with the completion of this offering or during the remainder of 2015. The Pending Acquisitions include three non-operational projects representing an aggregate of 158.4 MW. Our acquisition of these projects is subject to their reaching COD, which we expect to occur before the end of 2015. However, we cannot assure you that all of the projects in the Pending Acquisitions that are to be acquired upon reaching COD will achieve COD on the currently anticipated timelines or at all, or that any of the Pending Acquisitions that are expected to close after the consummation of this offering will close on the currently anticipated timelines or at all. Because the forecasted CAFD presented in this prospectus is based upon assumptions regarding the size of our portfolio and the timing of the consummation of the Pending Acquisitions (which, in certain cases, depends upon the timing of projects under construction reaching COD), our actual CAFD for the forecast periods could be smaller than the forecasted CAFD. See “Risk factors—Risks related to our business—There can be no assurance that the Pending Acquisitions will be consummated on the timetable currently anticipated, and the closing of this offering is not conditioned on the consummation of these acquisitions” and “—Our forecasted and unaudited pro forma financial information assumes the completion of all of the Pending Acquisitions.” To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions on its Class B units under certain circumstances. See “—The offering—Distribution Forbearance Provisions.”

We will have the right to acquire the Call Right Projects set forth in the table below at prices to be determined by good faith negotiations between us and our Sponsor. The price for each of these Call Right Projects will be the fair market value of such project. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we have the right (but not the obligation) to acquire such Call Right Project. Until the price for such Call Right Project is mutually agreed to by us and our Sponsor, should our Sponsor receive a bona fide offer for a Call Right Project from a third party, we will have the right to match any price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. After the price for a Call Right Project has been agreed upon and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Project to any third party without our consent. The Support Agreement will further provide that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD covered by the Support Agreement. We cannot assure you that we will be offered these Call Right Projects on terms that are favorable to us. See “Certain relationships and related party transactions—Project Support Agreement” for additional information.

We recently executed call right agreements with seven third-party developers pursuant to which we have the right to purchase, at our election, a total of 43 solar, wind and hydro-electric projects located in China with an aggregate capacity of 1,559.7 MW, for a specified period. Thirteen of these projects with an aggregate capacity of 371.7 MW have reached their COD. The remainder of these projects are expected to achieve their COD at varying times prior to the end of 2017. We refer to these call rights as our “Third-Party Call Right Projects.” We also have an option to acquire certain current and future renewable energy projects that Renova owns that are supported by PPAs having a PPA term of at least ten years that are (i) in development, (ii) under construction or (iii) have achieved COD. Upon expiration of the option, we will have a right of first refusal to purchase any project previously subject to the option.

The following table provides an overview of our currently identified Call Right Projects and Third-Party Call Right Projects:

Country	Technology	Net Capacity(1) (MW)	% of Total MW	Expected COD	# of Projects

Sponsor Operating Call Right Projects:
Brazil	Wind	386.0	6.6%	Q3 14 - Q2 15	2
India	Solar	1.0	0.0	Q1 15	1
	Wind	242.5	4.1	Q3 07 - Q4 14	4
Malaysia	Solar	5.3	0.1	Q1 14 - Q3 14	5

Sponsor Operating Call Right Projects		634.8	10.8%		12
Sponsor Development Call Right Projects:
Brazil	Wind	2,228.0	38.0	Q3 15 - Q1 19	9
	Solar	45.0	0.8	Q4 17	1
China	Solar	68.0	1.2	Q2 16 - Q4 16	2
India	Solar	625.3	10.7	Q3 15 - Q3 17	20
	Wind	170.0	2.9	Q4 15	1
South Africa	Solar	274.0	4.7	Q2 17 - Q4 18	6
Latin America (excluding Brazil)	Wind	80.0	1.4	Q3 16	1
Thailand	Solar	148.9	2.5	Q1 16 - Q4 16	19
Philippines	Solar	22.5	0.4	Q4 15	1

Sponsor Development Call Right Projects		3,661.6	62.5%		60

Total Sponsor Call Right Projects		4,296.4	73.4%		72
Third-Party Operating Call Rights Projects:
China	Wind	260.0	4.4	Q1 11 - Q3 14	8
	Hydro	111.7	1.9	Q3 98 - Q2 10	5

Third-Party Operating Call Rights Projects		371.7	6.3%		13
Third-Party Development Call Rights Projects:
China	Wind	745.0	12.7	Q3 15 - Q4 17	15
	Solar	400.0	6.8	Q4 15 - Q2 16	13
	Hydro	43.0	0.7	Q4 15	2

Third-Party Development Call Rights Projects		1,188.0	20.3%		30

Total Third-Party Development Call Rights Projects		1,559.7	26.6%		43

Total Call Right Projects		5,856.1	100.0%		115

(1)	Net capacity represents the maximum, or rated, generating capacity at standard test conditions of a facility multiplied by our expected percentage of economic ownership of such facility as of the date of this prospectus. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.

The following charts provide an overview of our currently identified Call Right Projects and Third-Party Call Right Projects by geography and technology:

Industry overview

We expect to benefit from continued high growth in clean energy demand across the utility, commercial and residential customer segments. We believe the solar and wind segments of the clean power generation industry are particularly attractive, as declining solar and wind electricity costs and increasing grid electricity prices are trending towards grid parity in emerging markets. We also believe the hydro-electric segment of the clean power generation industry represents an attractive market given its long-term contracts with creditworthy counterparties, significant installed base, extended useful life and prospective acquisition opportunities.

Solar energy benefits from highly predictable energy generation, the absence of fuel costs and proven technology. In addition, solar generating assets have the potential to be located at a customer’s site, which reduces the customer’s transmission and distribution costs. Finally, solar energy generation benefits from governmental, public and private support due to the environmentally friendly attributes of solar energy.

The increasing adoption of wind energy across the globe relative to other power generation technologies is expected to be driven by its increasing cost competitiveness, broad resource availability, well established technology, non-reliance on water and ancillary societal benefits, such as job creation and energy security.

Hydro-electric power generation is a well established clean energy technology. Its multiple methods of generation, such as conventional dam, pumped storage and run-of-river, have led to its diverse use in renewable power generation from large-scale (greater than or equal to 50 MW rated capacity) to small-scale (less than 50 MW rated capacity) facilities.

The following charts summarize anticipated growth in our initial target markets:

	Total solar energy generation rated capacity in MW
	2014 Actual	2017 Expected	2020 Expected		CAGR(1)
China	32,925	85,420	161,881		30%
Brazil	37	1,430	3,654		115%
India	3,259	14,606	31,205		46%
South Africa	1,075	2,588	2,588	(2)	16%
Honduras	—	376	376	(2)	—
Costa Rica	—	25	25	(2)	—
Peru	84	200	200	(2)	16%
Uruguay	—	223	223	(2)	178%
Malaysia	200	377	639		21%
Thailand	1,197	2,323	2,323	(2)	12%

Total	38,778	107,568	203,113		32%

	Total wind energy generation rated capacity in MW
	2014 Actual	2017 Expected	2020 Expected	CAGR(1)
China	110,409	169,126	228,876	13%
Brazil	5,069	14,382	22,676	28%
India	20,529	30,029	38,729	11%
South Africa	606	2,400	4,240	38%
Honduras	126	251	381	20%
Costa Rica	127	278	558	28%
Peru	146	313	533	24%
Uruguay	379	1,651	2,101	33%
Malaysia	N/A	N/A	N/A	N/A
Thailand	242	242	242	—

Total	137,634	218,672	298,335	14%

Source: Bloomberg New Energy Finance

(1)	Represents compound annual growth rate from 2014 to 2020. Where 2020 data is unavailable, represents compound annual growth rate from 2014 to 2017.

(2)	Bloomberg New Energy Finance does not provide 2020 projections for these countries. As such, 2017 capacity has been held constant through 2020.

Cash available for distribution

The table below summarizes our estimated cash available for distribution per share of Class A common stock for the twelve months ending June 30, 2016 and December 31, 2016 based on our forecasts included elsewhere in this prospectus:

(in thousands, except share, per share and project data)	Forecast for the twelve months ending
	June 30, 2016	December 31, 2016
	(unaudited)
Assumed operating MW at the beginning of the period	1,119.5	1,406.1
Cash available for distribution by Global LLC(1)	$195,808	$231,452
Cash available for distribution to holders of Class A shares(1)(2)	$101,910	$120,460
Class A shares at period end	109,509,668	109,509,668
Cash available for distribution per Class A share(1)(2)	$0.9306	$1.1000

(1)	Cash available for distribution is not a measure of performance under U.S. generally accepted accounting principles, or “GAAP.” For a reconciliation of these forecasted metrics to their closest GAAP measure, see “Cash dividend policy—Estimate of future cash available for distribution” elsewhere in this prospectus.

(2)	Does not give effect to any reductions of distributions on the Class B units during the Distribution Forbearance Period.

We define “cash available for distribution,” or “CAFD,” as net cash provided by the operating activities of Global LLC as adjusted for certain other cash flow items that we associate with our operations. It is a non-GAAP measure of our ability to generate cash to service our dividends. As calculated in this prospectus, cash available for distribution represents net cash provided by (used in) operating activities of Global LLC: (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement, (vii) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (viii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of the audit committee. Our intention is to cause Global LLC to distribute a portion of the CAFD generated by our project portfolio to its members each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business. For further discussion of cash available for distribution, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote (2) under the heading “—Summary historical and pro forma financial data” elsewhere in this prospectus.

Our business strategy

Our primary business strategy is to increase the cash dividends we pay to the holders of our Class A common stock over time. Our plan for executing this strategy includes the following:

Focus on long-term contracted clean power generation assets.    All projects included in our initial portfolio, together with any call right project that we acquire, will have a PPA with a creditworthy counterparty or be subject to a similar offtake arrangement such as a feed-in tariff program. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various emerging markets continue to rapidly grow their electricity usage and approach grid parity.

Grow our business through acquisitions of long-term contracted operating assets.    We intend to acquire additional long-term contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our CAFD. The Support Agreement establishes: (i) a minimum commitment from our Sponsor to provide us with $1.4 billion of Projected FTM CAFD through the fifth anniversary of the completion of this offering, which will be satisfied either through (x) the option to acquire the identified Call Right Projects, which currently represent an aggregate capacity of approximately 4,296.4 MW, or (y) the option to acquire additional projects from our Sponsor’s development pipeline that will in the future be designated as Call Right Projects; and (ii) a right of first offer on the SunEdison ROFO Projects. We also have Third-Party Call Right Projects and expect to enter into additional call rights agreements with third parties. Given the strong growth trends in our initial target markets, we also expect to have significant opportunities to acquire other clean power generation assets from third-party developers, independent power producers and financial investors. We believe our acquisition strategies, based on an extensive knowledge of the market, third-party relationships, operating expertise and access to capital, will enhance our ability to grow and generate CAFD and provide us with a competitive advantage in acquiring new assets.

Attractive, high-growth asset class.    We intend to initially focus on the solar and wind energy segments because we believe they are currently the fastest growing segments of the clean power generation industry globally and offer attractive opportunities to own assets and deploy long-term capital due to the predictability of their cash flows, and the hydro-electric energy segment because we believe its significant market size presents numerous investment opportunities. Also, we believe the solar, wind and hydro-electric energy segments are attractive because there is no associated fuel cost risk, their associated technologies have become highly reliable and, based on the experience of our Sponsor, require low operational and maintenance expenditures and a low level of interaction from managers as compared to conventional energy assets. Solar, wind and hydro-electric projects also have an expected life which can exceed 30 years. In addition, the projects in our initial portfolio generally operate under long-term PPAs with terms of up to 30 years.

Focus on emerging markets with favorable investment attributes.    While our current focus is on solar, wind and hydro-electric energy generation assets in our initial target markets, we will selectively consider acquisitions of clean power generation assets in other geographies. We expect to pursue opportunities in other high-growth emerging markets that have characteristics similar to those of our initial target markets, with a focus on other markets located in Asia (except Japan), Africa, Latin America and the Middle East. We believe there will be ample opportunities to acquire high-quality contracted clean power generation assets in high-growth emerging markets with these attributes.

Technology-neutral clean power platform.    We intend to expand upon our Sponsor’s technology-neutral platform. Our Sponsor’s platform enables the development, acquisition, maintenance and operation of renewable energy generation assets across various renewable energy technologies, including solar, wind and hydro-electric. This technology-neutral platform enables our open architecture approach, which provides us with the ability to evaluate a broad range of development partnerships and acquisition opportunities and support the rapid growth of our portfolio.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include: (i) a risk and credit policy focused on transacting with creditworthy counterparties; (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rates, refinancing risks and tax withholdings; (iii) utilizing derivative financial instruments to minimize our net exposure to currency fluctuations; and (iv) a dividend policy that is based on distributing the CAFD generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately 85% of projected CAFD. See “Cash dividend policy.”

Our competitive strengths

We believe our key competitive strengths include:

Diversity.    Our initial portfolio is well diversified in terms of geography, market segment, counterparty, and types of renewable energy technology. We serve utility, commercial, industrial and governmental customers and may serve residential business lines in the future. We have projects located across 11 countries and four continents. Projects in our initial portfolio located in any single country are not expected to represent more than 30% of our projected CAFD for the year ending December 31, 2016, thereby reducing our operating risk profile and reliance on any single market or segment. We utilize several renewable energy technologies, the production profiles of which complement one another, which we believe enables us to generate consistent cash flow. We believe our diverse customer base, geographic presence and technology improves our business development opportunities by enhancing our industry relationships, reputation and understanding of regional power market dynamics.

Portfolio growth opportunities.    We believe we will be able to rapidly expand our initial portfolio through several channels. We have significant project acquisition call rights and ROFO rights with our Sponsor. We also expect to have call rights with third-party developers of clean power generation assets, including the Third-Party Call Right Projects. We and our Sponsor have strategically located project origination teams, along with relationships with regionally-focused clean power generation companies, that we believe will facilitate the growth of our project pipeline. We expect to have significant opportunities to expand our project portfolio through additional third-party acquisitions for the foreseeable future.

Stable, high-quality cash flows.    Our initial portfolio of projects, together with the call right projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under PPAs or similar offtake arrangements, such as feed-in tariff programs, with creditworthy counterparties. As of March 31, 2015, the weighted average (based on megawatts) remaining life of our PPAs was 19 years. All of our projects have highly predictable operating costs, in large part due to solar, wind and hydro-electric facilities having no fuel cost and utilizing reliable technology. We intend to utilize foreign exchange and foreign tax strategies in an effort to mitigate the impact of cross-border costs. Finally, based on our initial portfolio of projects, we do not expect to pay significant U.S. federal income taxes in the near term.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

•

Strong asset development track record.    Our Sponsor has demonstrated a significant track record in developing both solar and, as a result of its acquisition of First Wind, wind energy generation facilities. Over the last three calendar years, our Sponsor has constructed solar power generation assets with an aggregate capacity of 2.0 GW and, as of March 31, 2015, was constructing additional solar power generation assets expected to have an aggregate capacity of approximately 773.7 MW. Our Sponsor has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. Our Sponsor has developed over 1,300 solar and wind projects and has completed all of the projects on which it has commenced construction, including over 140 projects in our initial target markets. In addition, our Sponsor had a 7.5 GW pipeline of development stage solar and wind projects as of March 31, 2015, including 1.7 GW in our initial and future target markets. As of the same date, our Sponsor employed 3,400 people globally, of which over 1,900 were serving as developers and operators of renewable energy projects. Our Sponsor’s operating history demonstrates its organic project development capabilities in our initial target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability to rapidly acquire operating projects from our Sponsor in our initial target markets.

•

Yieldco experience.    Our Sponsor’s subsidiary, TerraForm Power, which owns and operates clean power assets located in the United States and other select jurisdictions, completed its initial public offering in July 2014. With our Sponsor’s support, TerraForm Power has raised approximately $3.9 billion in acquisition and permanent financing to pursue acquisitions of renewable energy projects totaling 1,703.0 MW as of May 1, 2015.

•

Proven acquisition expertise.    In 2014, our Sponsor completed 32 corporate and project acquisitions worldwide, which included operating projects with an aggregate nameplate capacity of 1.5 GW. In addition, our Sponsor, through TerraForm Power, completed the acquisition on January 29, 2015 of First Wind’s 500.0 MW of operating wind generation assets and 21.1 MW of operating solar generation assets and 1.66 GW of wind and solar generation assets under development. These acquisitions include two wholly owned subsidiaries of Honiton, which provides our Sponsor with an operating and maintenance platform in China. Additionally, our Sponsor’s pending acquisition of LAP will provide it with a hydro-electric development pipeline in Peru and an operations and maintenance platform in Latin America. We believe our Sponsor’s significant acquisition experience and expertise will enable us to expand our portfolio through additional acquisitions of operating projects from unaffiliated third parties in our initial target markets. Our initial portfolio includes two projects that we have acquired from third parties. Concurrently with this offering or, in certain cases, during the remainder of 2015, we expect to complete seven separate transactions to acquire projects included in our initial portfolio, expanding our geographic footprint and diversifying our renewable energy technologies.

•

Project financing experience.    We believe our Sponsor has demonstrated a successful track record of sourcing long-term capital to fund project acquisitions and the development and construction of projects located in our initial target markets. To date, our Sponsor has raised an aggregate of $3.3 billion since January 1, 2014 to support its development and acquisition activities. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

•

Asset management expertise.    We will have access to the significant resources of our Sponsor to support the high-growth strategy of our business. As of March 31, 2015, our Sponsor had over 4.9 GW of projects under management across 20 countries. Approximately 16.1% of these projects are third-party power generation facilities, demonstrating our Sponsor’s collaboration with multiple developers and owners. These projects utilize 29 different module types and inverters from 17 different manufacturers. As of March 31, 2015, our Sponsor had approximately 700 employees servicing operations and management in our initial target markets. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. Our Sponsor’s asset management experience helps ensure that our facilities will be monitored and maintained to maximize cash generation. We also benefit from First Wind’s asset management expertise as the First Wind team has been integrated with our Sponsor.

Access to and experience in mature capital markets.    As a publicly listed company in the United States, we will have access to a broad investor base with a competitive source of capital. We believe access to this market will accelerate our long-term growth and acquisition strategy and provide us with a competitive advantage over regional renewable energy developers in our target markets where we may be competing to acquire assets or development rights. We believe that both our Sponsor and TerraForm Power have benefited from their status as publicly listed companies in the United States. To date, our Sponsor and TerraForm Power have raised an aggregate of $9.4 billion since January 1, 2014, providing them with the capital necessary to acquire projects and development platforms to grow TerraForm Power’s portfolio of operational renewable energy projects in mature markets. In addition, we believe that a public listing in the United States will provide transparency to investors regarding our operations that will help us attract and retain capital.

Long-term contracted portfolio.    We benefit from a portfolio of relatively newly constructed assets, with most of the projects in our initial portfolio having achieved COD within the past five years or expected to reach COD by the end of 2015. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 19 years as of March 31, 2015. The projects in our initial portfolio and the call right projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high project availability and predictable maintenance capital expenditures.

Experienced management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a team of experienced professionals to serve as our executive officers and other key officers. We expect that certain of these professionals will provide such services to us on a dedicated basis. Our officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over five years of experience in the sector. Mr. Domenech, our Chief Executive Officer, and his team have been successful in expanding TerraForm Power’s project portfolio from 807.7 MW as of its initial public offering in July 2014 to 1,703.0 MW as of May 1, 2015, an increase of 111%. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Agreements with our Sponsor

We will enter into the agreements described below with our Sponsor immediately prior to the completion of this offering. For a more comprehensive discussion of these agreements, see “Certain relationships and related party transactions.” For a discussion of the risks related to our relationship with our Sponsor, see “Risk factors—Risks related to our relationship with our Sponsor.” In addition, we will amend Global LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and will convert our Sponsor’s interest in Global’s common equity into Global LLC Class B units and issue the IDRs to our Sponsor. As a result of holding Class B units and IDRs, subject to certain limitations during the Subordination Period and the Distribution Forbearance Period, our Sponsor will be entitled to share in distributions from Global LLC to its unit holders. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC.”

Support Agreement.    Pursuant to the Support Agreement, our Sponsor will provide us with the right, but not the obligation, to purchase for cash certain clean energy projects from its project pipeline with aggregate Projected FTM CAFD of at least $1.4 billion through the fifth anniversary of the completion of this offering. If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement through the fifth anniversary of the completion of this offering is less than $1.4 billion, our Sponsor has agreed that it will continue to offer us sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied. We have agreed to pay cash for each Call Right Project that we acquire, unless we and our Sponsor otherwise mutually agree. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value of each Call Right Project within a reasonable time after it is added to the list of identified Call Right Projects. If we are unable to agree on the fair market value, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we will have the right (but not the obligation) to acquire such Call Right Project. Until we provide our Sponsor with written notice of exercise of our right to purchase a Call Right Project, should our Sponsor receive a bona fide offer for a Call Right Project from a third party, our Sponsor must give us notice of such offer in reasonable detail and we will have the right to acquire such project on terms substantially similar to those our Sponsor could have obtained from such third party, but at a price no less than the price specified in the third-party offer. After the price for a Call Right Project has been agreed upon and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Project to any third party without our consent.

The Call Right Projects are to be offered to us on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for the period covered by the Support Agreement. These Call Right Projects must satisfy certain criteria. In addition, our Sponsor may remove a project then under construction from the Call Right Project list if, in its reasonable discretion, the project is unlikely to be successfully completed or if we have not exercised our call right with respect to an operating Call Right Project within twelve months of it being identified in the Support Agreement. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile. Generally, we may exercise our call right with respect to any pre-COD Call Right Project identified in the Support Agreement at any time until 30 days prior to COD for such project, and with respect to any operating Call Right Project at any time within twelve months of it being added to the list. If we exercise our option to purchase a project under the Support Agreement and reach a mutually agreed upon price, our Sponsor is required to sell us that project on such date as we may agree or, in the case of a project under construction, on or about the date of its COD.

In addition, our Sponsor has agreed to grant us a right of first offer on any of the SunEdison ROFO Projects that it determines to sell or otherwise transfer during the six-year period following the completion of this offering. Under the terms of the Support Agreement, our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a SunEdison ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such SunEdison ROFO Project to a third party. However, our Sponsor will not be obligated to sell any of the SunEdison ROFO Projects and, as a result, we do not know when, if ever, any SunEdison ROFO Projects will be offered to us. In addition, in the event that our Sponsor elects to sell SunEdison ROFO Projects, it will not be required to accept any offer we make and may choose to sell the assets to a third party or not sell the assets at all.

Under our related party transaction policy, the prior approval of our Corporate Governance and Conflicts Committee will be required for each material transaction with our Sponsor under the Support Agreement. See “—Conflicts of interest” below.

Management Services Agreement.    Pursuant to the Management Services Agreement, our Sponsor will provide, or arrange for the provision of, operational, management and administrative services to us and our subsidiaries, and we will pay our Sponsor a base management fee as follows: (i) 2.5% of Global LLC’s CAFD in each of 2016, 2017 and 2018; and (ii) an amount equal to our Sponsor’s actual cost for providing services to us pursuant to the terms of the Management Services Agreement in 2019 and thereafter. We and our Sponsor may agree to adjust the management fee as a result of a change in the scope of services provided under the Management Services Agreement, but no adjustment will be required solely as a result of our acquisition of Call Right Projects or other assets. The prior approval of our Corporate Governance and Conflicts Committee will be required for each material transaction with our Sponsor under the Management Services Agreement unless such transaction is expressly contemplated by the agreement.

Repowering Services Agreement.    Immediately prior to the completion of this offering, Global, Global LLC and Global Operating LLC, collectively, the “Service Recipients,” will enter into a Repowering Services Agreement with our Sponsor, pursuant to which our Sponsor will be granted a right of first refusal to provide certain services, including (i) repowering power generation projects and providing related services to analyze, design and replace or improve any of the power generation projects through the modification of the relevant energy system or the installation of new components, but excluding any maintenance, and (ii) such other services as may from time to time be reasonably requested by the Service Recipients related to any such repowerings, collectively, the “Repowering Services.”

Investment Agreements.    On December 22, 2014, Global LLC entered into an investment agreement with our Sponsor pursuant to which our Sponsor agreed to (i) provide support with respect to the interest payment obligations due under the Bridge Facility and (ii) contribute certain enumerated projects to Global LLC. Immediately prior to the completion of this offering, we will enter into an additional investment agreement with our Sponsor pursuant to which our Sponsor will agree to contribute to us the Bora Bora wind project in India, the NPS Star and WXA solar projects in Thailand and the Del Litoral and El Naranjal solar projects in Uruguay, all of which are currently under construction.

Interest Payment Agreement.    Immediately prior to the completion of this offering, Global LLC and Global Operating LLC will enter into an agreement with our Sponsor and SunEdison Holdings Corporation, pursuant to which our Sponsor will agree to pay an aggregate amount equal to all of the scheduled interest on Global Operating LLC’s senior unsecured notes until December 31, 2016 and up to an aggregate amount of $40 million in 2017, $30 million in 2018, $20 million in 2019 and $10 million in 2020, plus any interest due on any payment not remitted when due, or the “Interest Payment Agreement.” Our Sponsor will not be obligated to pay any amounts due under such senior indebtedness in connection with an acceleration of the payment of the principal amount of such indebtedness. Global LLC will be entitled to set off any amounts owing by SunEdison pursuant to the Interest Payment Agreement against any and all sums owed by Global LLC to SunEdison under the distribution provisions of the amended and restated operating agreement of Global LLC, and Global LLC may pay such amounts to Global Operating LLC.

Project contracts.    Our contributed projects were or are being built pursuant to engineering, procurement and construction, or “EPC,” contracts, and we anticipate they will be operated and maintained pursuant to operations and maintenance, or “O&M,” contracts with affiliates of our Sponsor. Under the EPC contracts, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completion, as well as market standard warranties, including performance ratio guarantees, designed to ensure the expected level of electricity generation is achieved, for periods that range between two and five years after project completion depending on the relevant market. The O&M contracts with affiliates of our Sponsor provide for the performance of preventive and corrective maintenance services for fees as defined in such agreements. The applicable Sponsor affiliates also provide project availability guarantees of 98% including as to a majority of the solar projects that we own (on a megawatt basis), designed to ensure the expected level of power plant operation is achieved, and certain related liquidated damage obligations. See “Management’s discussion and analysis of financial condition and results of operations—Key metrics—Operating metrics—Project availability” for a description of “project availability.”

Conflicts of interest.    While our relationship with our Sponsor and its subsidiaries is a significant strength, it is also a source of potential conflicts. As discussed above, our Sponsor and its affiliates will provide important services to us, including assisting with our day-to-day management and providing individuals who will serve as our executive officers and other key officers. Our management team, including our officers, will remain employed by and, in certain cases, will continue to serve as executive officers or other senior officers of SunEdison or its affiliates. For example, our Chief Executive Officer also serves as the Chief Executive Officer and Director of TerraForm Power. Following this offering, our officers will also generally continue to have economic interests in our Sponsor and, with respect to our Chief Executive Officer, in TerraForm Power. These same officers may help our board of directors and, in particular, our Corporate Governance and Conflicts Committee evaluate potential acquisition opportunities presented by our Sponsor under the Support Agreement. As a result of their employment by, and economic interest in, our Sponsor, our officers may be conflicted when advising our board of directors or Corporate Governance and Conflicts Committee or otherwise participating in the negotiation or approval of such transactions.

Notwithstanding the significance of the services to be rendered by our Sponsor or its designated affiliates on our behalf in accordance with the terms of the Management Services Agreement or of the assets which we may elect to acquire from our Sponsor in accordance with the terms of the Support Agreement or otherwise, our Sponsor will not owe fiduciary duties to us or our stockholders and will have significant discretion in allocating acquisition opportunities (except with respect to the Call Right Projects and SunEdison ROFO Projects) to us or to itself or third parties. Under the Management Services Agreement, our Sponsor will not be prohibited from acquiring operating assets of the kind that we seek to acquire. See “Risk factors—Risks related to our relationship with our Sponsor.”

Any material transaction between us and our Sponsor (including the proposed acquisition of any material Call Right Project or any material SunEdison ROFO Project pursuant to the Support Agreement) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance and Conflicts Committee. Each of the directors on such committee will satisfy the requirements for independence under applicable laws and regulations of the Securities and Exchange Commission, or the “SEC,” and the rules of the NASDAQ Global Select Market. See “Risk factors—Risks related to our relationship with our

Sponsor,” “Certain relationships and related party transactions—Procedures for review, approval and ratification of related-person transactions; conflicts of interest” and “Management—Committees of the board of directors—Corporate Governance and Conflicts Committee” for a discussion of the risks associated with our organizational and ownership structure and corporate strategy for mitigating such risks.

Third-Party Call Right Agreements

We have recently executed call right agreements with seven third-party developers, pursuant to which we have the right to acquire, at our election, a total of 43 solar, wind and hydro-electric projects located in China with an aggregate capacity of 1,559.7 MW. Thirteen of these projects, with an aggregate capacity of 371.7 MW, have already achieved commercial operation. The remaining projects are at various stages of development or construction, but all have received the approval required for development projects in China. Those Third-Party Call Right Projects which are not yet operational are all expected to achieve commercial operation prior to the end of 2017.

The call rights may be exercised by us during the period specified in the respective call right agreement. For projects in development or under construction, this is generally a period of three months following the COD of the relevant Third Party Call Right Project. For projects which are already in commercial operation, the relevant period expires between two and three months following the date of execution of the respective call right agreement. During that period, the developer cannot sell or otherwise dispose of its direct or indirect interests in the Third-Party Call Right Projects. If we do not exercise our call rights, those rights will automatically expire at the end of the specified period (unless an extension is agreed upon with the developer). Following the exercise of a call right, we will work together with the developer in good faith to complete due diligence and to finalize documentation. The purchase price is either a fixed amount specified in the relevant agreement, or a price calculated by reference to an agreed financial model. If the parties are in dispute regarding the purchase price, the matter will be resolved by an independent expert. Following execution of transaction documentation, the acquisition will be completed in accordance with the agreed terms and conditions.

Renova Agreement

We have entered into an option agreement for development assets with Renova, pursuant to which Renova has granted us a right, at our election, to acquire certain current and future renewable energy projects it owns that are supported by PPAs having a term of at least ten years that (i) are in development, (ii) are under construction or (iii) have achieved COD. The exercise price is based on a proposed financial model. If the option is exercised, we will pay for the applicable project with shares of our Class A common stock. Upon expiration of the option, we will have a right of first refusal to purchase any project previously subject to the option.

Upon completion of the Renova Transaction (defined below), Renova will be entitled to appoint one member to our board of directors, and such right will continue so long as Renova holds at least 40% of the Class A common stock it receives in connection with the transaction.

Organizational Transactions

Formation Transactions

Equity Grants. TerraForm Global, Inc. is a Delaware corporation formed on September 12, 2014 by SunEdison to serve as the issuer of the Class A common stock offered hereby. Shortly thereafter, we granted certain employees of SunEdison who will perform services for us equity incentive awards under the TerraForm Global, Inc. 2014 Long-Term Incentive Plan, or the “2014 Incentive Plan,” in the form of restricted shares of Global. See “Executive officer compensation—Equity incentive awards.”

Contributed and Acquired Projects. Global LLC was formed by SunEdison in connection with this offering as a Delaware limited liability company that owns and operates through its subsidiaries a portfolio of contracted clean power generation assets acquired and to be acquired from SunEdison and unaffiliated third parties. Prior to the completion of this offering: (i) SunEdison and its subsidiaries will contribute or commit to contribute to subsidiaries of Global LLC the clean technology energy projects developed, presently being constructed or acquired by SunEdison that are included in our initial portfolio, which we refer to collectively as the “Contributed Projects” and (ii) we have completed the following acquisitions:

•	Chint-NSM Transaction—the acquisition from an affiliate of Chint Solar (Zhejiang) Co., Ltd., of the remaining 51% interest in the 23.9 MW solar project NSM 24 located in India; and

•	Hercules Transaction—the acquisition of two wholly owned subsidiaries of Honiton, which includes the 148.5 MW wind project located in China.

We collectively refer to these acquisitions as the “Acquired Projects.” We paid an aggregate of $117.8 million in cash for the Acquired Projects.

Bridge Facility. On December 22, 2014, Global LLC entered into a new $150.0 million term loan bridge facility, or the “Bridge Facility,” to provide funding for any acquisitions of clean technology energy projects developed by third parties that may be completed by Global LLC or its subsidiaries prior to the completion of this offering or to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio. On May 6, 2015, the Bridge Facility was amended to increase the aggregate commitment to $450.0 million, of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate commitment to $550.0 million.

Units Private Placements. On May 6, 2015, we raised $175.0 million from the sale to investment vehicles affiliated with Blackstone Alternative Solutions L.L.C., Everstream Opportunities Fund and Altai Capital Master Fund of 50,000, 100,000 and 25,000 Class D units of Global LLC for a cash purchase price of $50.0 million, $100.0 million and $25.0 million, respectively. Concurrently with the closing of this offering, these purchasers will receive on account of such Class D units a number of shares of our Class A common stock equal to the quotient of (x) the aggregate original cash purchase price of such Class D units and (y) 90% of the initial per share public offering price of our Class A common stock. Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, these purchasers will receive an aggregate of 9,722,222 shares of our Class A common stock on account of their Class D units purchased in the private placements. Global will receive the same number of newly issued Class A units of Global LLC in connection with the issuance of its Class A common stock on account of the Class D units. Global LLC used a portion of the net proceeds from the sale of these Class D units to reduce its borrowings under the Bridge Facility and expects to use the remainder to complete acquisitions of projects from third parties and to reduce certain project-level indebtedness.

On June 9, 2015, we raised an additional $335.0 million from the sale of an aggregate of 335,000 Class D units of Global LLC to certain investors, including certain of the Baron Funds and investment vehicles affiliated therewith, Capricorn Investment Group, GE, Glenview Capital Management and Kingdon Capital Management. Concurrently with the closing of this offering, these purchasers will receive on account of such Class D units a number of shares of our Class A common stock equal to the quotient of (x) the aggregate original cash purchase price of such Class D units and (y) 95% of the initial per share public offering price of our Class A common stock. Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, these purchasers will receive an aggregate of 17,631,579 shares of our Class A common stock on account of their Class D units purchased in the private placements. Global will receive the same number of newly issued Class A units of Global LLC in connection with the issuance of its Class A common stock on account of the Class D units. Global LLC expects to use the net proceeds from the sale of the Class D units to complete acquisitions of projects from third parties and to reduce certain project-level indebtedness.

We collectively refer to these purchases as the “Units Private Placements.” We relied upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof in connection with the sale of these Class D units. For a further discussion of these private placement transactions, see “Certain relationships and related party transactions—Private Placements.”

The first $1.00 increase or decrease in the initial public offering price from the midpoint of the range set forth on the cover page of this prospectus will decrease or increase the number of shares of Class A common stock issued to the investors in the Units Private Placements on account of their Class D units by 1,302,562 or 1,439,674 shares, respectively.

We collectively refer to all of the foregoing transactions as the “Formation Transactions.”

Pending Acquisitions

We intend to complete the following acquisitions from third parties:

•	Solarpack Transaction—the acquisition from Solarpack Corporación Tecnológica, S.L., a Spanish solar developer, or “Solarpack,” of the 26.4 MW solar project Alto Cielo located in Uruguay;

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Chint-Soutpan/Witkop Transaction—the acquisition of an additional 41.3% interest in the solar projects Soutpan and Witkop located in South Africa and currently owned by an affiliate of Chint Solar (Zhejiang) Co., Ltd., representing 26.4 MW in the aggregate;

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BioTherm Transaction—the acquisition from BTSA Netherlands Cooperative U.A., a South African renewable project developer, or “BioTherm,” of the solar projects Aries and Konkoonsies and the wind project Klipheuwel located in South Africa, representing 32.6 MW in the aggregate;

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FERSA Transaction—the acquisition from Fersa Energías Renovables, S.A., a Spanish wind energy developer, of the wind projects Bhakrani, Gadag and Hanumanhatti located in India, representing 101.6 MW in the aggregate;

•	Renova Transaction—the acquisition from Renova of three wind and hydro-electric projects located in Brazil, representing 336.2 MW in the aggregate;

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LAP Transaction—the acquisition of six hydro-electric projects located in Peru, representing 72.5 MW in the aggregate, as part of our Sponsor’s acquisition of LAP, a developer and operator of hydro-electric generation facilities; and

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GME Transaction—the acquisition of Globeleq Mesoamérica Energy Wind Energy Limited, or “GME,” including a portfolio consisting of solar and wind projects located in Honduras, Costa Rica and Nicaragua, representing 326.0 MW in the aggregate.

We collectively refer to these acquisitions as the “Pending Acquisitions” and, together with the Acquired Projects, as the “Acquisitions.” As consideration for the Pending Acquisitions, we expect to pay an aggregate of $854.7 million in cash. In addition, with respect to the Renova Transaction, the BioTherm Transaction and the

GME Transaction, we will pay $226.3 million, $8.2 million and $10.5 million of additional consideration in shares of Class A common stock, or 12,249,866 shares in the aggregate, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus. The first $1.00 increase or decrease in the initial public offering price from the midpoint of the range set forth on the cover page of this prospectus will decrease or increase the number of shares of Class A common stock issued to these sellers in connection with the Pending Acquisitions by 584,647 or 646,188, respectively, in the aggregate.

The Pending Acquisitions include: (i) approximately 428.6 MW of projects that we expect to acquire substantially concurrently with the completion of this offering; (ii) approximately 340.9 MW of projects that we expect to acquire shortly after the completion of this offering upon receipt of necessary governmental and lender consents; and (iii) approximately 158.4 MW of projects that we expect to acquire during the remainder of 2015 when such projects are expected to reach COD. Specifically, we do not expect to complete the acquisitions of the 41.8 MW hydro-electric project (ESPRA) that is part of the Renova Transaction or 194.0 MW of operating projects being acquired as part of the GME Transaction until shortly after the completion of this offering upon receipt of the necessary governmental and lender consents. In addition, we expect that the Solarpack Transaction and the acquisition of an 82.0 MW solar project (Choluteca) and a 50.0 MW wind project (Orosi) that are part of the GME Transaction will be completed when those respective projects achieve COD, which is expected to occur in the second half of 2015. The projects in the BioTherm Transaction and the LAP Transaction are also expected to be acquired by us after this offering upon the receipt of certain consents and approvals. Prior to the receipt of such consents and approvals, we will have entered into cash distribution agreements with BioTherm, in the case of the BioTherm Transaction, and our Sponsor, in the case of the LAP Transaction, pursuant to which we will have the right to receive cash distributions from the projects prior to the transfer of such projects to us. This offering is not conditioned on the concurrent closing of all of the Pending Acquisitions. As of the date of this prospectus, we have not yet received all of the governmental, regulatory or third-party approvals or consents required to complete all of these acquisitions, and the timing for and terms of those approvals are outside of our control. As a result, we cannot assure you that all of the Pending Acquisitions will be consummated on the timetable currently contemplated or at all. To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions on its Class B units under certain circumstances. See “—The offering—Distribution Forbearance Provisions” and “Risk factors—Risks related to our business—There can be no assurance that the Pending Acquisitions will be consummated on the timetable currently anticipated, and the closing of this offering is not expressly conditioned on the consummation of the these acquisitions.”

Concurrent Class A Common Stock Private Placement

On June 9, 2015, certain of the Baron Funds and Zimmer Partners entered into a stock purchase agreement with Global in which they agreed to purchase $42.5 million and $25.0 million, respectively, of its Class A common stock at a price per share equal to the initial public offering price in a separate private placement transaction. These share purchases are subject to certain customary closing conditions and will be completed concurrently with the closing of this offering. Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, these purchasers will purchase an aggregate of 3,375,000 shares of our Class A common stock in this concurrent private placement. The first $1.00 increase or decrease in the initial public offering price from the midpoint of the range set forth on the cover page of this prospectus will decrease or increase the number of shares of Class A common stock issued to the investors in the Class A Common Private Placement by 160,714 and 177,632 shares, respectively, in the aggregate. We will rely upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof in connection with the sale of these shares of Class A common stock and accordingly, these shares will not be registered under the Securities Act.

Throughout this prospectus, we refer to this concurrent private placement of Class A common stock as the “Class A Common Private Placement” and collectively with the Units Private Placements as the “Private Placements.” For a further discussion of these private placement transactions, see “Certain relationships and related party transactions–Private Placements.”

Offering Transactions

Concurrently with the completion of this offering, based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover page of this prospectus:

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we will amend and restate Global’s certificate of incorporation to provide for Class A common stock, Class B common stock and Class B1 common stock (which Class B1 common stock may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties), at which time SunEdison’s interest in Global’s common equity will solely be shares of Class B common stock and interests in Global LLC (as described below) and the restricted shares issued under the 2014 Incentive Plan will automatically convert into a number of shares of Class A common stock that represent an aggregate 5.6% economic interest in Global LLC, subject to certain adjustments to prevent dilution;

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we will amend Global LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units (which Class B1 units may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties) and to convert our Sponsor’s interest in Global’s common equity into Class B units, issue to Global a number of Class A units equal to the number of shares of Class A common stock (including any restricted shares) outstanding immediately after Global amends and restates its certificate of incorporation as described above, issue the IDRs to our Sponsor and appoint Global as the sole managing member of Global LLC;

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Global will issue 56,570,000 shares of its Class A common stock to the purchasers in this offering (or 65,055,500 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $1,041.4 million (or approximately $1,198.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us;

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Global will (i) issue 27,353,801 shares of its Class A common stock on account of the Class D units of Global LLC issued to the purchasers in the Units Private Placements and will receive the same number of newly issued Class A units in Global LLC and (ii) issue 3,375,000 shares of its Class A common stock to the purchasers in the Class A Common Private Placement;

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Global will issue 11,313,850 shares, 409,700 shares and 526,316 shares of Class A common stock to Renova, BioTherm (or its affiliate) and GME, which are the selling parties in the Renova Transaction, BioTherm Transaction and the GME Transaction, respectively;

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Global will use all of the net proceeds from this offering and the Class A Common Private Placement to purchase newly issued Class A units of Global LLC, representing 33.5% of Global LLC’s outstanding membership units (or 38.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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Global Operating LLC will issue $800.0 million of senior unsecured notes due 2022, or the “Senior Notes,” to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S promulgated under the Securities Act;

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Global LLC will use net proceeds of this offering and the Class A Common Private Placement, together with the net proceeds from the issuance of the Senior Notes by Global Operating LLC, to repay the outstanding principal amount of the Bridge Facility (including accrued interest), to pay fees and expenses associated with the Revolver (as defined below), to complete the Pending Acquisitions and the repayment of certain project-level indebtedness;

•	Global Operating LLC will enter into a new $440.0 million revolving credit facility, or the “Revolver,” which will remain undrawn at the completion of this offering; and

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we will enter into various agreements with our Sponsor, including the Support Agreement, the Management Services Agreement, the Repowering Services Agreement, the Interest Payment Agreement and the Project Investment Agreement.

We collectively refer to the foregoing transactions, together with the Class A Common Private Placement, as the “Offering Transactions” and, together with the Formation Transactions and the Pending Acquisitions, as the “Organizational Transactions.”

We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock, which we estimate will be approximately $157.4 million after deducting underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us, to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price in this offering less the underwriting discounts and commissions and structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Global LLC issuing Class A units to us. Accordingly, we will not retain any such proceeds used by us to acquire Class B units (and shares of Class B common stock) from our Sponsor.

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than (i) the net proceeds used by us to purchase Class B units of Global LLC (and the related shares of Class B common stock) in the event the underwriters exercise their option to purchase additional shares and (ii) the Class B common stock, Class B units of Global LLC and the IDRs issued to it in the Offering Transactions on account of its existing ownership interest. Following completion of this offering, we may elect to use a portion of the net proceeds to fund acquisitions from our Sponsor, including pursuant to the Support Agreement.

Immediately following the completion of this offering:

•	Global will be a holding company and the sole material asset of Global will be the Class A units of Global LLC;

•	Global will be the sole managing member of Global LLC and will control the business and affairs of Global LLC and its subsidiaries;

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Global will hold 109,509,668 Class A units of Global LLC representing approximately 61.2% of Global LLC’s total outstanding membership units (or 117,995,168 Class A units representing approximately 66.0%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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SunEdison, through a wholly owned subsidiary, will own Class B units of Global LLC, representing approximately 38.8% of Global LLC’s total outstanding membership units (or 34.0%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison or one of its subsidiaries will be the holder of the IDRs;

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SunEdison, through the ownership by a wholly owned subsidiary of our Class B common stock, will have 98.4% of the combined voting power of all of our common stock and, through such subsidiary’s ownership of Class B units of Global LLC, will hold, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met and certain limitations during the Subordination Period and the Distribution Forbearance Period, approximately 38.8% of the economic interest in our business (or 98.1% of the combined voting power of our common stock and a 34.0% economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the purchasers in this offering will own 56,570,000 shares of our Class A common stock, representing 0.8% of the combined voting power of all of our common stock and, through our ownership of Class A units of Global LLC, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, approximately 31.6% of the economic interest in our business (or 1.0% of the combined voting power of our common stock and a 36.4% economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

At any time, SunEdison (or any other permitted holder) may exchange its Class B units or Class B1 units in Global LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the exchange agreement we will enter into with SunEdison concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of Global LLC for a share of our Class A common stock, (i) Global LLC will cancel the Class B units or Class B1 units, as applicable, (ii) Global LLC will issue additional Class A units to us, (iii) we will cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Exchange Agreement.”

We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

The following chart summarizes certain relevant aspects of our ownership structure and principal indebtedness as of March 31, 2015, after giving effect to the Organizational Transactions and this offering, based on the assumptions set forth in “—The offering—Certain assumptions”:

(1)	Our Sponsor’s economic interest is subject to certain limitations on distributions to holders of Class B units during the Subordination Period and the Distribution Forbearance Period. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.” In the future, our Sponsor may receive Class B1 units and Class B1 common stock in connection with a reset of the IDR target distribution levels or sales of projects to Global LLC.

(2)	Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus. The first $1.00 increase in the initial public offering price would decrease the voting interest and economic interest by 0.1% and 1.1%, respectively. The first $1.00 decrease in the initial public offering price would increase the voting interest and economic interest by 0.1% and 1.3%, respectively.

(3)	The economic interest of holders of Class A units, Class B units and Class B1 units, and, in turn, holders of shares of Class A common stock, is subject to the right of holders of the IDRs to receive a portion of distributions after certain distribution thresholds are met. See “—The offering—IDRs” and “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

(4)	Incentive distribution rights, or “IDRs,” represent a variable interest in distributions by Global LLC and therefore cannot be expressed as a fixed percentage interest. All of our IDRs will be issued to SunEdison Holdings Corporation, which is a wholly owned subsidiary of our Sponsor. In connection with a reset of the target distribution levels, holders of IDRs will be entitled to receive newly issued Class B1 units of Global LLC and shares of our Class B1 common stock. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions” for further description of the IDRs and “Description of capital stock—Class B1 common stock” for further description of the Class B1 common stock.

(5)	Concurrently with the completion of this offering, Global Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $440.0 million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions.

(6)	The closing of the offering of the Senior Notes will be conditioned upon the completion of this offering.

(7)	All of our project-level indebtedness is denominated in either U.S. dollars, Indian Rupee, Malaysian Ringgit, South African Rand, Thai Baht, Brazilian Real or Chinese Yuan Renminbi. We converted such indebtedness into U.S. dollars using the applicable conversion rate as of March 31, 2015. For additional information regarding our project-level indebtedness, see “Description of certain indebtedness—Project-level financing arrangements.”

(8)	Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, Global will issue 11,313,850 shares, 526,316 shares and 409,700 shares of its Class A common stock to Renova, GME and BioTherm (or its affiliate), respectively, representing in the aggregate 6.8% of the issued and outstanding shares of its common stock in connection with the Renova Transaction, the GME Transaction and the BioTherm Transaction.

Material United States tax consequences

If we make a distribution from current or accumulated earnings and profits, as computed for United States federal income tax purposes, such distribution will generally be taxable to holders of our Class A common stock in the current period as ordinary income for United States federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. If a distribution exceeds our current and accumulated earnings and profits as computed for United States federal income tax purposes, such excess distribution will constitute a non-taxable return of capital to the extent of a holder’s United States federal income tax basis in our Class A common stock and will result in a reduction of such basis. The portion of any such excess distribution that exceeds a holder’s basis in our Class A common stock will be taxed as capital gain. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for United States federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur. See “Risk factors—Risks related to taxation—Distributions to holders of our Class A common stock may be taxable as dividends.” Upon the sale of our Class A common stock, the holder generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the holder and the holder’s basis in the Class A common stock sold, adjusted to reflect prior distributions that were treated as return of capital. Based on our current portfolio of assets and the projected allocations of depreciation and amortization deductions, we expect to generate net operating losses, or “NOLs,” and NOL carryforwards that we can utilize to offset a significant portion of our taxable income in the near term. See “Risk factors—Risks related to taxation—Our ability to use NOLs to offset future income may be limited.” As such, we do not anticipate paying significant United States federal income taxes in the near term. However, the availability of the NOLs and NOL carryforwards could be reduced or limited either by the United States Internal Revenue Service, or “IRS,” (pursuant to a successful challenge in a tax audit or otherwise) or as a result of an “ownership change” or a change in law. Any such reduction or limitation may result in a material increase in our estimated future tax liability and may negatively impact our business, financial condition and operating results. See “Risk Factors—Risks related to taxation—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.” If you are a non-U.S. investor, please read “Material United States federal income tax consequences to non-U.S. holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Certain risk factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk factors,” before investing in our Class A common stock.

Risks related to our business include, among others:

•	counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows;

•

we may enter into PPAs for certain projects that will be subject to periodic price adjustments or require renegotiation of price terms over time, and if the price terms under these PPAs fall below the initial price terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected;

•

there can be no assurance that the Pending Acquisitions will be consummated on the timetable currently anticipated or at all, and the closing of this offering is not conditioned on the consummation of these acquisitions;

•

certain of the PPAs for the projects in our initial portfolio and those for projects that we may acquire in the future contain, or will contain, provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events, and if these provisions are exercised our cash available for distribution could materially decline; and

•

the growth of our business depends on locating and acquiring interests in additional, attractive clean energy projects in emerging markets from our Sponsor and unaffiliated third parties at favorable prices.

Risks related to our international operations include, among others:

•	we operate in emerging markets and may expand our operations into countries where we currently have no presence, which subjects us to economic, social and political risks and uncertainties;

•	changes in foreign withholding taxes could adversely affect our results of operations; and

•	we are exposed to foreign currency exchange risks because all of our projects are located in foreign countries.

Risks related to our relationship with our Sponsor include, among others:

•	our Sponsor will be our controlling stockholder and will exercise substantial influence over Global, and we are highly dependent on our Sponsor;

•	we may not be able to consummate future acquisitions from our Sponsor; and

•

our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks related to an investment in the Class A common stock offered in this offering include, among others:

•	we may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future;

•

the assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts;

•

we are a holding company and our only material asset after completion of this offering will be our interest in Global LLC, and we are accordingly dependent upon distributions from Global LLC and its subsidiaries to pay dividends and taxes and other expenses;

•	we are a “controlled company,” controlled by our Sponsor, whose interest in our business may be different from ours or yours;

•

the holder or holders of our IDRs may elect to cause Global LLC to issue Class B1 units in connection with a resetting of target distribution levels, which could result in lower distributions to holders of our Class A common stock; and

•

we are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

Corporate information

Our principal executive offices are located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814. Our telephone number is (240) 762-7700. Our website is www.terraformglobal.com. Information contained on our website is not incorporated by reference into the prospectus and does not constitute part of this prospectus.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act”;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt securities in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore, we are electing to delay adoption of new or revised accounting standards and, as a result, we may choose not to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

The offering

Shares of Class A common stock offered by us	56,570,000 shares of our Class A common stock.

Shares of Class A common stock to be sold in the Class A Common Private Placement	3,375,000 shares of our Class A common stock.

Option to purchase additional shares of our Class A common stock	We have granted the underwriters an option to purchase up to 8,485,500 additional shares of our Class A common stock, at the initial public offering price, less the underwriting discounts and commissions and structuring fee, within 30 days of the date of this prospectus. We intend to use the net proceeds from the exercise of such option, if any, to purchase Class B units (and shares of Class B common stock) from our Sponsor, which would be immediately cancelled in connection with our receiving a corresponding number of Class A units from Global LLC.

Shares of Class A common stock outstanding after this offering and the Class A Common Private Placement	109,509,668 shares of our Class A common stock (or 117,995,168 shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B common stock outstanding after this offering	69,339,432 shares of our Class B common stock (or 60,853,932 shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be beneficially owned by our Sponsor.

Class A units and Class B units of Global LLC outstanding after this offering	109,509,668 Class A units and 69,339,432 Class B units of Global LLC (or 117,995,168 Class A units and 60,853,932 Class B units of Global LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B1 common stock and Class B1 units outstanding after this offering	None.

We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

Use of proceeds	Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we estimate that the net proceeds to us from this offering will be approximately $1,041.4 million after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us. We will also receive net proceeds of $62.8 million from the sale of the Class A common stock in the Class A Common Private Placement.

We intend to use the net proceeds from this offering and the Class A Common Private Placement to acquire newly issued Class A units of Global LLC directly from Global LLC, representing 33.5% of Global LLC’s outstanding membership units after this offering (calculated without regard to the IDRs) assuming the underwriters do not exercise their option to purchase additional shares, or 38.3% if the underwriters exercise that option to purchase additional shares. Global will not retain any net proceeds from this offering.

The net proceeds from this offering and the Class A Common Private Placement, together with the net proceeds from the issuance of the Senior Notes, will be used to repay all outstanding indebtedness (including accrued interest) under the Bridge Facility and certain project-level indebtedness, to pay fees and expenses related to the Revolver and the issuance of the Senior Notes and to fund the Pending Acquisitions included in our initial portfolio. In the event that one or more of the Pending Acquisitions is not completed, the net proceeds that we otherwise intend to use for such purpose will be available to us for general corporate purposes, including other acquisitions of clean energy projects. See “Use of proceeds.”

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the additional net proceeds will be approximately $157.4 million after deducting underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us. We will use any such additional net proceeds to purchase Class B units of Global LLC (and shares of our Class B common stock) from our Sponsor at a price equal to the initial public offering price in this offering less the underwriting discounts and commissions and structuring fee, following which those Class B units (and the related shares of Class B common stock) would be immediately cancelled in connection with our receiving a corresponding number of Class A units from Global LLC.

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than: (i) the net proceeds used by us to purchase Class B units of Global LLC (and the related shares of Class B common stock) in the event the underwriters exercise their option to purchase additional shares of Class A common stock and (ii) the Class B common stock, Class B units of Global LLC and the IDRs issued to it in the Offering Transactions on account of its existing ownership interest. Following completion of this offering, we may elect to use a portion of the net proceeds to fund acquisitions from our Sponsor, including pursuant to the Support Agreement.

Voting rights	Each share of our Class A common stock and Class B1 common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

All of our Class B common stock will be held by our Sponsor or its controlled affiliates. Each share of our Class B common stock will entitle our Sponsor to 100 votes on matters presented to our stockholders generally. Our Sponsor, as the holder of our Class B common stock, will control a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future following the completion of this offering. Any Class B units of Global LLC transferred by our Sponsor (other than to its controlled affiliates) will be automatically exchanged (along with a corresponding number of shares of Class B common stock) into shares of our Class A common stock in connection with such transfer. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Issuances and transfer of units” and “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Exchange Agreement.”

Holders of our Class A common stock, Class B common stock and Class B1 common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. See “Description of capital stock.”

Economic interest	Immediately following this offering, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, the purchasers in this offering will own in the aggregate a 31.6% economic interest in our business through our ownership of Class A units of Global LLC, our Sponsor will own a 38.8% economic interest in our business through its ownership of Class B units of Global LLC (or a 36.4% economic interest and a 34.0% economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). See “—IDRs” and “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Our Sponsor’s economic interest in our business, through its ownership of Class B units of Global LLC, is subject to the limitations on distributions to holders of Class B units of Global LLC during the Subordination Period and the Distribution Forbearance Period.

Exchange and registration rights

Each Class B unit and each Class B1 unit of Global LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, will be exchangeable for a share of our Class A common stock at any time, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreement we will enter into with our Sponsor concurrently with the completion of this offering. At any time, our Sponsor (or any other permitted holder) may exchange its Class B units or Class B1 units in Global LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreement we will enter into with our Sponsor concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of Global LLC for a share of our Class A common stock, (i) such holder will surrender such Class B unit or Class B1 unit, as applicable, and a corresponding share of our Class B common stock or Class B1 common stock, as applicable, to Global LLC, (ii) we will issue and contribute a share of Class A common stock to Global LLC for delivery of such share by Global LLC to the exchanging holder, (iii) Global LLC will issue a Class A unit to us, (iv) Global LLC will cancel the Class B unit or Class B1 unit, as applicable, and we will cancel the corresponding share of our Class B common stock or Class B1 common stock, as applicable, and (v) Global LLC will deliver the share of Class A common stock it receives to the exchanging holder. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Exchange Agreement.”

Pursuant to the registration rights agreement that we will enter into with our Sponsor concurrently with the completion of this offering, we will agree to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units or Class B1 units of Global LLC upon request and cause that registration statement to be declared effective by the SEC as soon as practicable thereafter. See “Certain relationships and related party transactions—Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Cash dividends:

Class A common stock	Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock. Our initial quarterly dividend will be set at $0.2750 per share of Class A common stock ($1.1000 per share on an annualized basis), which amount may be changed in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption “Cash Dividend Policy.”

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on December 15, 2015, we intend to pay a pro-rated dividend (calculated from the completion date of this offering through and including September 30, 2015) of $0.1723 per share of Class A common stock.

We believe, based on our financial forecast and related assumptions included in “Cash dividend policy—Estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016” and our acquisition strategy, that we will generate sufficient cash available for distribution to support our Minimum Quarterly Distribution of $0.2750 per share of Class A common stock ($1.1000 per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such initial quarterly dividend level or at all. See “Cash dividend policy.”

Class B common stock	Holders of our Class B common stock will not have any right to receive cash dividends. See “Description of capital stock—Class B common stock—Dividend and liquidation rights.” However, holders of our Class B common stock will also hold Class B units issued by Global LLC. As a result of holding the Class B units, subject to certain limitations during the Subordination Period and the Distribution Forbearance Period, our Sponsor will be entitled to share in distributions from Global LLC to its unit holders (including distributions to us as the holder of the Class A units of Global LLC). See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Class B1 common stock	Holders of our Class B1 common stock will not have any right to receive cash dividends. See “Description of capital stock—Class B1 common stock—Dividend and liquidation rights.” However, holders of our Class B1 common stock will also hold Class B1 units issued by Global LLC. As a result of holding Class B1 units, such holders will be entitled to share in distributions from Global LLC to its unit holders (including distributions to us as the holder of the Class A units of Global LLC) pro rata based on the number of units held. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

IDRs	The IDRs represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of Global LLC’s quarterly distributions after the Class A units, Class B units and Class B1 units of Global LLC have received quarterly distributions in an amount equal to $0.2750 per unit, or the “Minimum Quarterly Distribution,” and the target distribution levels have been achieved. Our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms.

If for any quarter:

•

Global LLC has made cash distributions to the holders of its Class A units, Class B1 units and, subject to the Subordination Period and the Distribution Forbearance Provisions, Class B units in an amount equal to the Minimum Quarterly Distribution; and

•	Global LLC has distributed cash to the holders of its Class A units and Class B1 units in an amount necessary to eliminate any arrearages in payment of the Minimum Quarterly Distribution;

then, subject to the Distribution Forbearance Provisions, Global LLC will make additional cash distributions for that quarter to holders of its Class A units, Class B units, Class B1 units and the IDRs in the following manner:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives a total of $0.3163 per unit for that quarter, or the “First Target Distribution” (115.0% of the Minimum Quarterly Distribution);

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $0.3438 per unit for that quarter, or the “Second Target Distribution” (125.0% of the Minimum Quarterly Distribution);

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $0.4125 per unit for that quarter, or the “Third Target Distribution” (150.0% of the Minimum Quarterly Distribution); and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

The following table illustrates the percentage allocations of distributions between the holders of Class A units, Class B units and Class B1 units of Global LLC and the IDRs based on the specified target distribution levels. The amounts set forth under the column heading “Marginal percentage interest in distributions” are the percentage interests of the holders of Class A units, Class B units and Class B1 units of Global LLC and the IDRs in any distributions Global LLC makes up to and including the corresponding amount under the column heading “Total quarterly distribution per unit.” The percentage interests set forth below assume there are no arrearages on Class A units or Class B1 units of Global LLC and the Distribution Forbearance Provisions have terminated or otherwise do not apply.

	Total quarterly distribution per unit			Marginal percentage interest in distributions to
				Unitholders	IDR holders
Minimum Quarterly Distribution			up to $0.2750(1)	100.0%	0.0%
First Target Distribution	above $	0.2750	up to $0.3163(2)	100.0%	0.0%
Second Target Distribution	above $	0.3163	up to $0.3438(3)	85.0%	15.0%
Third Target Distribution	above $	0.3438	up to $0.4125(4)	75.0%	25.0%
Thereafter	above $	0.4125		50.0%	50.0%

(1)	This amount is equal to the Minimum Quarterly Distribution.

(2)	This amount is equal to 115.0% of the Minimum Quarterly Distribution.

(3)	This amount is equal to 125.0% of the Minimum Quarterly Distribution.

(4)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.

Right to reset incentive distribution levels	Our Sponsor, as the holder of the IDRs, has the right, after Global LLC has made cash distributions in excess of the Third Target Distribution (e.g., 75.0% to holders of units and 25.0% to the holder of the IDRs) for four consecutive quarters, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our Sponsor of incentive distribution payments based on the target distribution levels prior to the reset, our Sponsor will be entitled to receive a number of newly issued Class B1 units of Global LLC and shares of our Class B1 common stock based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the IDRs for the two consecutive quarters immediately prior to the reset event as compared to the cash distribution per unit in such quarters.

The number of Class B1 units of Global LLC and shares of Class B1 common stock to be issued in connection with a resetting of the Minimum Quarterly Distribution amount and the target distribution levels then in effect would equal the quotient determined by dividing (i) the average aggregate amount of cash distributions received in respect of the IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (ii) the average of the aggregate amount of cash distributed per Class A unit, Class B1 unit and Class B unit of Global LLC during each of those two quarters.

Post-Reset IDRs	Following a reset election, a baseline Minimum Quarterly Distribution amount will be calculated as an amount equal to the average cash distribution amount per Class A unit, Class B1 unit and Class B unit of Global LLC for the two consecutive fiscal quarters immediately preceding the reset election, which amount we refer to as the “Reset Minimum Quarterly Distribution,” and the target distribution levels will be reset to be correspondingly higher than the Reset Minimum Quarterly Distribution. Following a resetting of the Minimum Quarterly Distribution amount, Global LLC would, subject to the Distribution Forbearance Provisions, make distributions for each quarter ending after the reset date as follows:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives an amount per unit for that quarter equal to 115% of the Reset Minimum Quarterly Distribution;

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 125.0% of the Reset Minimum Quarterly Distribution;

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 150.0% of the Reset Minimum Quarterly Distribution; and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

Subordination of Class B units	During the Subordination Period, holders of the Class B units of Global LLC will not be entitled to receive any distributions until the Class A units and Class B1 units of Global LLC (if any) have received the Minimum Quarterly Distribution for such quarter plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. Class B units of Global LLC will not accrue arrearages. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Subordination Period	The “Subordination Period” means the period beginning on the closing date of this offering and extending until each of the following tests has been met, which will be a minimum three-year period ending no earlier than the beginning of the period for which a distribution is paid for the first quarter of 2018:

•

distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units of Global LLC equaled or exceeded $1.1000 per unit (the annualized Minimum Quarterly Distribution) for each of the three consecutive, non-overlapping, four-quarter periods immediately preceding that date;

•

the CAFD generated during each of the three consecutive, non-overlapping, four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.1000 per unit (the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units of Global LLC during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the Minimum Quarterly Distribution on the Class A units or Class B1 units of Global LLC.

Notwithstanding the foregoing, the Subordination Period will automatically terminate when each of the following tests are met:

•

distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units of Global LLC equaled or exceeded $1.6500 per unit (150.0% of the annualized Minimum Quarterly Distribution) for the four-quarter period immediately preceding that date;

•

the CAFD generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.6500 per unit (150.0% of the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units of Global LLC during such four quarters on a fully diluted basis, and (ii) the corresponding distributions on the IDRs during such four quarters; and

•	there are no arrearages in payment of the Minimum Quarterly Distributions on the Class A units or Class B1 units of Global LLC.

Distribution Forbearance Provisions	Our Sponsor has agreed to forego any distributions on its Class B units with respect to the third and fourth quarters of 2015 (i.e., distributions declared on or prior to March 31, 2016), and thereafter, under certain circumstances, to forego distributions on its Class B units until the expiration of the Distribution Forbearance Period. Between March 31, 2016 and the end of the Distribution Forbearance Period our Sponsor has agreed to forego distributions on its Class B units to the extent the holders of Class A units and Class B1 units have not received distributions in an amount equal to the Minimum Quarterly Distribution plus any arrearages in the payment of Minimum Quarterly Distributions from prior quarters. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Material federal income tax consequences to non-U.S. holders	For a discussion of the material United States federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please read “Material United States federal income tax consequences to non-U.S. holders.”

Reserved share program	At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements, each person buying shares through the directed share program has agreed that, for a period of 90 days from the date of this prospectus, he or she will not, without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program.

Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the several underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. See “Underwriting (conflicts of interest).”

Conflicts of interest	Affiliates of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are lenders under our Bridge Facility. As described in “Use of proceeds,” a portion of the net proceeds of this offering will be used to repay amounts then outstanding under our Bridge Facility. Because affiliates of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC is deemed to have a conflict of interest under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or “FINRA.” Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. BTG Pactual US Capital LLC has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act.

Stock exchange listing	We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “GLBL.”

Controlled company exemption	After completion of this offering, we will be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we are not required to establish a compensation or nominating committee under the listing rules of the NASDAQ Global Select Market and we do not intend to establish such committees in connection with the completion of this offering.

Certain assumptions

The number of shares of our common stock and the number of units of Global LLC to be outstanding after this offering and the Class A Common Private Placement, the combined voting power that identified stockholders will hold after this offering and the economic interest in our business that identified stockholders will hold after this offering are based on 109,509,668 shares of our Class A common stock (including 56,570,000 shares offered by us in this offering, and 27,353,801 shares issued upon conversion of the Class D units sold in the Units Private Placements), 69,339,432 shares of our Class B common stock, 109,509,668 Class A units of Global LLC and 69,339,432 Class B units of Global LLC outstanding immediately after this offering and the Class A Common Private Placement, based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and excludes:

•

shares of our Class A common stock which may be issued upon the exercise of the underwriters’ option to purchase additional shares of our Class A common stock and the corresponding number of Class A units of Global LLC that we would purchase from Global LLC with the net proceeds therefrom;

•	shares of our Class A common stock reserved for issuance upon the subsequent exchange of Class B units of Global LLC that will be outstanding immediately after this offering; and

•

shares of our Class A common stock reserved for future issuance under our 2014 Incentive Plan, including an aggregate of approximately 695,200 shares underlying restricted stock units that are expected to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering as discussed in “Executive officer compensation—Equity incentive awards—IPO Grants.”

Except as otherwise indicated, all information in this prospectus also assumes:

•	we will file our amended and restated certificate of incorporation and adopt our amended and restated bylaws immediately prior to the completion of this offering;

•	we will cause Global LLC to amend and restate its operating agreement immediately prior to the completion of this offering; and

•	an initial public offering price of $20.00 per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

Summary historical and pro forma financial data

The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2013 and 2014 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 have been derived from the unaudited condensed combined financial statements of our accounting predecessor included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical combined financial statements of our accounting predecessor as of and for the years ended December 31, 2013 and 2014, and as of March 31, 2015 and for the three months ended March 31, 2014 and 2015, are intended to represent the financial results of SunEdison’s contracted renewable energy assets that have been or will be contributed to Global LLC as part of the Contributed Projects.

The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary unaudited pro forma statements of operations data for the year ended December 31, 2014 and for the three months ended March 31, 2015 give effect to the Organizational Transactions (as described under “—Organizational Transactions”), including the completion of the Contributed Projects and the Acquisitions and the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2014. The summary unaudited pro forma balance sheet data as of March 31, 2015 give effect to the Organizational Transactions, including the completion of the Contributed Projects and the Acquisitions, this offering and the use of the estimated net proceeds therefrom, as if each had occurred on such date. See “Unaudited pro forma condensed financial statements” for additional information. As described in “—Organizational Transactions,” Global will own approximately 61.2% of Global LLC’s outstanding membership interests after completion of the Organizational Transactions based on the assumptions set forth in “—The offering—Certain assumptions,” including no exercise by the underwriters of their option to purchase additional shares.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s discussion and analysis of financial condition and results of operations” and “Certain relationships and related party transactions—Management Services Agreement.”

Our summary unaudited pro forma financial data are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

Financial data of TerraForm Global, Inc. has not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities and had no assets or liabilities during the periods presented in this prospectus.

	For the year ended December 31,			For the three months ended March 31,
(in thousands, except Operating Data)	2013	2014	Pro forma 2014	2014	2015	Pro forma 2015
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$22,196	$39,449	$298,899	$8,826	$17,806	$112,671

Operating costs and expenses:
Cost of operations	355	1,999	44,754	441	358	21,814
Cost of operations–affiliate	1,311	2,257	2,666	725	964	1,068
General and administrative	1,047	1,349	25,701	574	4,486	11,944
General and administrative–affiliate	4,790	10,850	14,761	3,856	2,967	2,967
Depreciation, amortization and accretion	4,785	7,167	120,973	1,735	2,735	31,534

Total operating costs and expenses	12,288	23,622	208,855	7,331	11,510	69,327

Operating income	9,908	15,827	90,044	1,495	6,296	43,344

Other (income) expense:
Interest expense	11,812	24,294	110,625	3,903	16,821	34,158
Other expense (income), net	2,024	(5,128)	(13,891)	(1,642)	(418)	(3,057)

Total other expenses, net	13,836	19,166	96,734	2,261	16,403	31,101

Loss before income tax (benefit) expense	(3,928)	(3,339)	(6,690)	(766)	(10,107)	12,243
Income tax (benefit) expense	(1,651)	1,700	8,256	438	1,118	3,832

Net loss	$(2,277)	$(5,039)	$(14,946)	$(1,204)	$(11,225)	$8,410

Other Financial Data (unaudited):
Adjusted EBITDA(1)	$12,511	$28,827	$232,649	$3,516	$10,043	$78,993
Cash available for distribution(2)	(42,532)	(4,847)	154,699	3,488	(10,610)	29,275

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(16,972)	$15,060		$24,562	$1,374
Investing activities	(101,953)	(231,853)		(64,920)	(52,494)
Financing activities	118,639	365,519		48,130	37,949
Effect of exchange rate changes on cash	(576)	(1,728)		(2,396)	(617)

Balance Sheet Data (at period end):
Cash and cash equivalents	$3,148	$150,146			$136,358	$516,445
Restricted cash(3)	47,279	85,811			77,045	246,997
Property and equipment, net	210,017	386,079			415,537	2,351,535
Total assets	291,111	673,456			685,688	3,950,016
Total liabilities	221,410	624,692			638,693	2,013,685
Total equity	69,701	48,764			46,995	1,936,331

Operating Data (for the period):
GWh sold(4) (unaudited)	109.5	157.9			58.6

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income (loss) plus interest expense, unrealized (gains) losses on interest rate swaps, income taxes, depreciation and accretion and stock compensation expense after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for contract amortization, mark-to-market gains or losses, asset write-offs, impairments and factors that we do not consider indicative of future performance;

•

it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•

although depreciation and accretion are non-cash charges, the assets being depreciated and the liabilities being accreted will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	For the year ended December 31,			For the three months ended March 31,
(in thousands) (unaudited)	2013	2014	Pro forma 2014	2014	2015	Pro forma 2015
Net (loss) income	$(2,277)	$(5,039)	$(14,946)	$(1,204)	$(11,225)	$8,410

Add:
Depreciation, amortization and accretion	4,785	7,167	120,973	1,735	2,735	31,534
Interest expense	11,812	24,294	110,625	3,903	16,821	34,158
Unrealized (gains) losses on interest rate swaps	(158)	705	—	(1,356)	594	—
Income tax (benefit) expense	(1,651)	1,700	8,256	438	1,118	3,832
Stock compensation expense	—	—	7,741	—	—	1,059

Adjusted EBITDA	$12,511	$28,827	$232,649	$3,516	$10,043	$78,993

(2)	Cash available for distribution represents net cash provided by (used in) operating activities of Global LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement, (vii) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (viii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of our audit committee. Our intention is to cause Global LLC to distribute a portion of the cash available for distribution generated by our project portfolio as distributions each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business.

We disclose cash available for distribution because management recognizes that it will be used as a supplemental measure by investors and analysts to evaluate our liquidity. However, cash available for distribution is a non-GAAP measure and should not be considered an alternative to net (loss) income, net cash provided by (used in) operating activities or any other liquidity measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs. In addition, our calculation of cash available for distribution is not necessarily comparable to cash available for distribution as calculated by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net income (loss) and net cash provided by (used in) operating activities. For a discussion of the risks and uncertainties with respect to our forecasted cash available for distribution see “Risk factors—Risks inherent in an investment in us—We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future,” “—The assumptions underlying the forecast and targeted growth rate presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution in the aggregate and/or on a per-share basis, to differ materially from our forecasts” and “—We are a holding company and our only material asset after completion of this offering will be our interest in Global LLC, as we are accordingly dependent upon distributions from Global LLC and its subsidiaries to pay dividends and taxes and other expenses.”

The most directly comparable GAAP measure to cash available for distribution is net cash provided by (used in) operating activities. The following table is a reconciliation of our net cash provided by (used in) operating activities to cash available for distribution for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
(in thousands) (unaudited)	2013	2014	Pro forma 2014	2014	2015	Pro forma 2015
Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by (used in) operating activities	$(16,972)	$15,060	$144,437	$24,562	$1,374	$47,256
Changes in operating assets and liabilities	18,138	(9,626)	(16,491)	(24,844)	(7,835)	(3,298)
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows	(38,776)	(1,509)	2,284	10,670	819	(9,401)
Cash distributions to non-controlling interests	—	—	(6,570)	—	—	(2,724)
Scheduled project-level and other debt service repayments	(4,922)	(8,693)	(13,312)	(1,497)	(3,607)	(13,223)
Non-expansionary capital expenditures	—	(79)	(9,537)	(5,403)	(1,361)	(2,723)
Contributions under the Interest Payment Agreement from our Sponsor	—	—	53,888	—	—	13,388
Other items(a)	—	—	—	—	—	—

Estimated cash available for distribution by Global LLC	$(42,532)	$(4,847)	$154,699	$3,488	$(10,610)	$29,275

(a)	Represents cash distributions to our Sponsor.

(3)	Restricted cash includes current restricted cash, non-current restricted cash and cash committed for construction.

(4)	For any period presented, GWh sold represents the amount of electricity measured in GWh that our projects generated and sold.

Risk factors

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks related to our business

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

Substantially all of the electric power generated by our initial portfolio of projects will be sold under long-term PPAs with public utilities or commercial, industrial or government end users. We expect the call right projects will also have long-term PPAs or similar offtake arrangements such as feed-in tariff programs. With respect to China, see “—The operating results of any energy projects that we acquire in China may be adversely affected by changes in governmental policies that currently subsidize renewable energy.” If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. To the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event a counterparty defaults. For example, the counterparty to the PPA for two of our Indian projects included in our initial portfolio is a governmental trading corporation and external events, such as severe economic downturn or poor financial health, could adversely affect its ability to pay for the electricity received. We are required to contract with a single state-owned offtaker in South Africa, which concentrates our credit risk in that country. See “—Under renewable energy programs, in certain of the countries in which we operate, renewable energy producers are required to contract with a single offtake purchaser resulting in concentrated counterparty risk.” While we are entitled to charge penalty interest for any delay in payments under such PPA, the delay in recovering the amounts due could nonetheless have a material adverse effect on the cash flows from, and CAFD generated by, such projects.

We may enter into PPAs for certain projects that will be subject to periodic price adjustments or require renegotiation of price terms over time. If the price terms under these PPAs fall below the initial price terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

Certain of our PPAs or other long-term arrangements with our customers are subject to price adjustments over time. For example, the PPAs for the Malaysian projects and two Indian projects included in our initial portfolio provide for price term adjustments. In Malaysia, there can be adjustments to the feed-in tariffs on the total solar energy generated in a year if the Sustainable Energy Development Authority of Malaysia, or “SEDA,” determines that the project has achieved cost parity (which occurs once displaced costs have increased to be equal to or greater than the feed-in tariff rate). In addition, if the total solar energy generated in a year exceeds the planned amount for that year, the rate paid for the excess energy may be a price lower than the initial feed-in tariff rate. In India, two of our PPAs in the state of Karnataka, have a fixed price for the first ten years and have a reset in year 11, to be determined by the state electricity regulatory commission. As a result, we are unable to ascertain the rate that may occur in such cases. If the price under any of our PPAs is reduced below the initial feed-in tariff rate, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

There can be no assurance that the Pending Acquisitions will be consummated on the timetable currently anticipated, and the closing of this offering is not conditioned on the consummation of these acquisitions.

Certain of the Pending Acquisitions are expected to close after this offering. This offering is not conditioned on the closing of the Pending Acquisitions currently identified in this prospectus, and we cannot assure you that all of the Pending Acquisitions will be consummated on the timetable currently contemplated or that regulatory authorities will not impose additional terms or conditions. Each of the purchase agreements related to these project acquisitions contains customary and other closing conditions. In order to consummate these acquisitions, in certain instances, we must obtain regulatory and other approvals and consents in a timely manner. If, for any particular project acquisition, these approvals or consents are not received, or they are not received on terms that satisfy the conditions set forth in the relevant purchase agreement, then we and/or the applicable seller may not be obligated to complete such transaction. Also, we may not receive these approvals or consents in respect of these acquisitions before the currently anticipated timing for closing such acquisitions.

The following sets forth the regulatory approvals and third-party consents that we still need to obtain in order to complete the Pending Acquisitions:

•

BioTherm Transaction—we have yet to receive (i) a consent to transfer from the South African Department of Energy, (ii) exchange control approval by the Financial Surveillance Department of the South African Reserve Bank and (iii) a consent to transfer from project lenders;

•	FERSA Transaction—we have yet to receive a consent to transfer from a project lender;

•	Renova Transaction—we have yet to receive (i) a consent to transfer from the Brazilian Electricity Regulatory Agency and (ii) a consent to transfer from project lenders;

•	LAP Transaction—we have yet to receive a consent to transfer from project lenders; and

•

GME Transaction—we have yet to receive (i) antitrust approval from the Honduras antitrust authority, (ii) share transfer approval from the Bermuda Monetary Authority and (iii) a consent to transfer from project lenders.

We expect to receive the foregoing consents and approvals prior to or, in certain instances, shortly after the completion of this offering or during the remainder of the current fiscal quarter. Accordingly, we do not expect to complete the acquisitions of the 41.8 MW hydro-electric project (ESPRA) that is part of the Renova Transaction or 194.0 MW of operating projects that are part of the GME Transaction until shortly after the completion of this offering upon receipt of the necessary governmental and lender consents. In addition, with respect to the BioTherm Transaction and the LAP Transaction, we do not expect to receive the necessary governmental and lender consents prior to the completion of this offering but will have entered into cash distribution agreements with Biotherm and our Sponsor, respectively, to receive cash distributions from the projects prior to the transfer of such projects to us. There can be no assurances, however, that we will receive these regulatory or third-party approvals or consents on the timetable currently contemplated or at all. We cannot assure you that regulatory authorities in the jurisdictions governing the Pending Acquisitions will not impose additional or unanticipated terms and conditions or regulatory approvals as new conditions to closing such acquisitions. The imposition of any new term or condition or additional regulatory approval may further delay our ability to close the Pending Acquisitions on the timetable currently contemplated or adversely affect the benefits we expect from such transactions. In the event one or more of the Pending Acquisitions is not completed for some unexpected reason, the net proceeds that we otherwise intend to use for such purpose will be available to us for general corporate purposes, including other acquisitions of clean energy projects. In addition, we expect that each of the Solarpack Transaction and the acquisition of an 82.0 MW solar project (Choluteca) and a 50.0 MW wind project (Orosi) that are part of the GME Transaction will be completed when these respective projects achieve COD, which is expected to occur in the second half of 2015.

Therefore, upon the closing of this offering, you will become a holder of our Class A common stock irrespective of whether these acquisitions are consummated or delayed. If these acquisitions are not completed, our Class A common stock that you have purchased in this offering will not reflect any interest in the Pending Acquisitions, and if an acquisition is delayed, this interest will not be reflected during the period of delay. Also, the price of our Class A common stock may decline to the extent that the market price of our Class A common stock at any time reflects a market assumption that the Pending Acquisitions will be consummated and that we will realize certain anticipated benefits from the acquisitions. The occurrence of any of these events individually or in combination could have a material adverse effect on our forecasted CAFD, business, financial condition and results of operations.

Our forecasted and unaudited pro forma financial information included elsewhere in this prospectus assumes the completion of all of the Pending Acquisitions.

Preparing the forecasted and unaudited pro forma financial information contained in this prospectus involved making several assumptions, including that we would complete all of the Pending Acquisitions concurrently with the completion of this offering or thereafter on the currently anticipated timelines and on the terms contemplated by each of the respective purchase agreements. As previously noted, each of these purchase agreements contains customary and other closing conditions, some of which are outside of our control. As a result, the assumption that all of the Pending Acquisitions will be completed concurrently with this offering or thereafter on the currently anticipated timelines may prove inaccurate if any of the Pending Acquisitions were unexpectedly delayed or otherwise terminated. In that case, the forecasted and unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what our results of operations, financial position and cash flows will be in the future depending on the size of the transaction and length of delay in the completion of any such Pending Acquisition. See “Cash dividend policy” and “Unaudited pro forma condensed consolidated financial statements.”

Certain of the PPAs for the projects in our initial portfolio and those for projects that we may acquire in the future contain or will contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. In addition, certain of our project financing arrangements provide for acceleration upon the occurrence of such events. If these provisions are exercised, our cash available for distribution could materially decline.

Certain of the PPAs for the projects that we may acquire in the future allow the offtake purchaser to purchase the applicable project from us. Additionally, certain of the PPAs associated with projects in our initial portfolio allow the offtake purchaser to terminate the PPA or receive liquidated damages in the event certain operating thresholds, performance measures or any other material terms of the PPA are breached or are not achieved within specified time periods. We are therefore subject to the risk of counterparty termination or payment of damages based on such criteria for such projects. We cannot provide any assurance that PPAs containing such provisions will not be terminated or that we will not be required to pay liquidated damages with respect to projects governed by PPAs containing such provisions. If any such PPA is terminated or project bought out, we may not be able to enter into a replacement PPA or timely invest in a suitable replacement project. Any replacement PPA may be on terms less favorable to us than those that were terminated and any replacement project may possess economic characteristics less favorable to us than those of the project that was bought out. In the event a PPA is terminated, a project is bought out or we are required to pay liquidated damages under such provisions, it could materially and adversely affect our business, financial condition, results of operations and cash flows until we are able to obtain a replacement PPA on similar terms, reinvest in a suitable replacement project or the payment of such liquidated damages ceases.

Additionally, certain of the project-level financing arrangements for projects in our initial portfolio allow the lenders or investors to accelerate the repayment of the financing arrangement in the event that a PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods. We are therefore subject to the risk of lender or investor termination based on such criteria. In the event a project-level financing arrangement for one or more of our projects is accelerated under such provisions, it could materially and adversely affect our business, financial condition, results of operations and cash flows until we are able to obtain replacement financing on similar terms. We cannot provide any assurance that financing arrangements containing such provisions will not be terminated and repayments accelerated, or in the event of such termination or acceleration, that we will be able to enter into replacement financing arrangements on commercially reasonable terms or at all.

Certain of our PPAs and project-level financing arrangements include, and PPAs and project-level financing arrangements with respect to our future projects may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event our Sponsor ceases to control or own, directly or indirectly, a majority of our company.

Certain of our PPAs and project-level financing arrangements contain, and future PPAs and project-level financing arrangements may contain, change-of-control provisions that provide the counterparty with a termination right or the ability to accelerate maturity if a change-of-control consent is not received. Generally, these provisions are, or will be, triggered in the event our Sponsor owns, directly or indirectly, less than 50% of the combined voting power which is equal to approximately 0.9% of our outstanding capital stock, or, in some cases if our Sponsor ceases to be the majority owner, directly or indirectly, of the applicable project subsidiary. As a result, if our Sponsor ceases to control, or in some cases own a majority of, Global, the counterparties could terminate such contracts or accelerate the maturity of such financing arrangements. The termination of any of our PPAs or the acceleration of the maturity of any of our project-level financing as a result of a change in control of Global could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may face delays in entering into PPAs for some of our projects or may not be able to replace expiring PPAs with contracts on similar terms. If we are unable to replace an expired distributed generation PPA with an acceptable new contract, we may be required to remove the energy assets from the site or, alternatively, we may sell the assets to the site host.

We may experience delays in entering into PPAs for some of our projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. In India, as opposed to the mechanism for the sale of energy from solar power projects, there is no designated central agency for the purchase of wind power. Consequently, if we acquire Indian wind power projects in the future, we will be required to enter into offtake arrangements with commercial and industrial offtakers, wholesalers or distribution utilities, which in most of the states can be done only after a project reaches COD. Similarly, in South Africa, delays related to the implementation of the Renewable Energy Independent Power Producer Procurement program on the part of the South African government may cause delays in finalizing PPAs with Eskom Holdings Limited, or “Eskom.” In Brazil, we may be forced to buy electricity at spot market prices to resell to government counterparties under the applicable PPA if we fail to begin generation of electricity or do not generate sufficient electricity to satisfy the terms of the PPA for any projects we may enter into before such projects become operational. Any delay in entering into PPAs may adversely affect our cash flows from and CAFD generated by such projects.

If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations. In the case of a distributed generation project that ceases operations, the PPA terms generally require that we remove the assets, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. The cost of removing a significant number of distributed generation projects could be material. Alternatively, we may agree to sell the assets to the site owner, but we can offer no assurances as to the terms and conditions, including price, that we would receive in any sale, and the sale price may not be sufficient to replace the revenue previously generated by the project.

Certain of our PPAs do not include inflation-based price increases.

Certain of the PPAs that have been entered into for the projects in our initial portfolio and the call right projects do not contain inflation-based price increase provisions. Certain of the countries in which we have operations, or that we may expand into in the future, have in the past experienced high inflation. To the extent that the countries in which we conduct our business experience high rates of inflation, thereby increasing our operating costs in those countries, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Certain of our PPAs contain joint and several liability between holding companies and operational companies.

In Brazil, certain of our PPAs in the government regulated market have counterparties that are special purpose entities under the control of the legal entities that participate in the government auctions. If a special purpose entity fails to deliver the commitments under the government auction rules, the controlling entity that participated in the auction is jointly and severally liable for all obligations and liabilities arising from the government auction and the applicable PPA. Therefore, liability is not isolated to a specific project simply by operating the project under a separate legal entity. Significant potential liabilities could arise from: (i) the delay in any of the milestones for the implementation of the projects; (ii) subject to certain related obligations, the delay in recovering the value or delivery of the performance bond; and (iii) the failure to satisfy all the qualification requirements under the applicable government auction rules and the applicable PPA. The failure to comply with government auction milestones may also trigger enforcement of bonds (participation and performance), payment of fines and suspension from participating in any public auction for up to two years. There is no limit on the amount and kind of losses and damages covered under the government auction rules and the applicable PPA. Therefore, damages could potentially include the loss of profits and consequential damages.

A material increase in the availability of utility-generated electricity or electricity from other sources could increase competition for new PPAs.

Generally, to the extent offtakers are not required to acquire the output from our projects under feed-in tariff regulations or renewable portfolio standards, the decision by an end user to buy energy from projects in our initial portfolio is primarily driven by a deficit of available energy in such markets and the availability of domestic resources to meet those needs in a timely fashion. The end user’s decision may also be affected by the cost of other conventional and clean energy sources. Decreases in the retail prices of electricity supplied by utilities or other clean energy sources could harm our ability to offer competitive pricing and to sign new customers. The availability of electricity could increase and the price of electricity could decrease in our target markets for a number of reasons, including:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy facilities;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas, including as a result of new drilling techniques or a relaxation of associated regulatory standards; and

•	the development of new clean energy technologies.

An increase in the availability of electricity or reduction in retail electricity prices in our target markets would make the purchase of solar or wind energy, as the case may be, less economically attractive. In addition, a shift in the timing of peak rates for utility-supplied electricity to a time of day when solar and wind energy generation is less efficient or not available could make solar or wind energy less competitive and reduce demand. If the availability of energy were to increase or the price of electricity were to decrease in the markets in which we operate, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth may be limited.

Certain of our generation assets operate, partially, without long-term power sale agreements.

Less than 1% of the total expected CAFD of our initial portfolio is not subject to offtake arrangements. We sell the energy produced with respect to this capacity in the merchant power market at the then current market price determined by auction or other variable price determination mechanisms. The price at which we sell energy in these markets varies, sometimes significantly, based on supply and demand. If we are unable to sell energy produced with respect to this capacity on favorable terms, if at all, there may be a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to risks associated with the projects in our initial portfolio and the call right projects that are newly constructed or are under construction.

Our expectations for the operating performance of newly constructed projects and projects under construction are based on assumptions and estimates made without the benefit of operating history. Projections contained in this prospectus regarding our ability to pay dividends to holders of our Class A common stock assume such projects perform to our expectations. However, the ability of these projects to meet our performance expectations is subject to the risks inherent in newly constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our Class A common stock.

Additionally, certain of the projects in our initial portfolio and certain of the call right projects are still in development or under construction. Specifically, our initial portfolio includes five projects representing an aggregate of 128.2 MW that will be contributed to us by our Sponsor and three projects representing an aggregate of 158.4 MW that are part of the Pending Acquisitions that are still under construction and are all expected to reach COD by the end of 2015. We may experience delays or unexpected costs during the completion of construction of these projects, and if any project is not completed according to specification, we may incur liabilities and suffer reduced project efficiency, higher operating costs and reduced cash flows. For example, the tariff payable under the PPA associated with our 82.0 MW solar project located in Honduras (Choluteca) will be decreased by approximately 24% over its term in the event that the project is not connected to a transmission network or does not meet other technical criteria by the end of July 2015. Our call right projects that are in development or under construction may not be completed on schedule or at all, in which case any such project would not be available for acquisition by us during the time frame we currently expect or at all. Since our primary growth strategy is the acquisition of new clean energy projects, including under the Support Agreement, a delay in our ability to acquire a call right project could materially and adversely affect our expected growth.

Certain of our projects depend on third-party service providers for construction, operation and maintenance services, and we may not be able to control their work as effectively as if we or our Sponsor performed these functions. Certain of the projects we expect to acquire in the Acquisitions may encounter transition and integration difficulties in transferring these services to us or our Sponsor.

Our Sponsor contracts with third-party service providers for certain functions related to the construction and operation of certain of our projects. Outsourcing these functions involves the risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. Although we have not experienced any significant difficulties with our third-party service providers, it is possible that we could experience difficulties in the future. Certain of our projects located in China, Brazil, India, South Africa, Costa Rica, Peru and Uruguay utilize third-party service providers for construction, operation and maintenance. If these third-party service providers default on their contractual obligations to us it may: (i) cause us to default in our regulatory obligations; (ii) adversely impact the ongoing operation of our plants; or (iii) temporarily reduce our capacity to generate power. Certain of our acquired projects may encounter difficulties in transitioning operation and maintenance services from the existing service provider to us and our Sponsor, which may have a material adverse effect on the business results of our operations and performance.

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

We have a relatively new portfolio of assets, including several projects that have only recently commenced operations, and a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur unexpected expenses if the suppliers of components in our clean energy projects default in their warranty obligations or our operators default on their operation and maintenance obligations.

The solar panels, inverters, and other system components utilized in our solar energy projects and, in more limited circumstances, turbines utilized in our wind energy and hydro-electric projects are generally covered by manufacturers’ warranties, which typically range from five to 20 years. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense associated with the faulty component. However, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense associated with the faulty component. Our operators may default or underperform in performing operation and maintenance services, which may result in unexpected capital expenditures, major repairs and project underperformance. Our business, financial condition, results of operations and cash flows could be materially adversely affected if we cannot make claims under warranties covering our projects.

The growth of our business depends on locating and acquiring interests in attractive clean energy projects in emerging markets from our Sponsor and unaffiliated third parties at favorable prices. Additionally, even if we consummate such acquisitions on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.

Our primary business strategy is to acquire clean energy projects that are operational at the time of acquisition. We may also, in limited circumstances, acquire clean energy projects that are pre-operational. We intend to pursue opportunities to acquire projects from both our Sponsor and third parties. The following factors, among others, could affect the availability of attractive projects to grow our business:

•	competing bids for a project, including from companies that may have substantially greater capital and other resources than we do;

•

fewer third-party acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns or higher risk profiles than we believe suitable for our business plan and investment strategy;

•

our Sponsor’s failure to complete the development of (i) the Call Right Projects, which could result from, among other things, challenges in obtaining necessary permits, failure to procure the requisite financing, equipment or interconnection, or an inability to satisfy the conditions to effectiveness of project agreements such as PPAs, and (ii) any of the other projects in its development pipeline in a timely manner, or at all, in either case, which could limit our acquisition opportunities under the Support Agreement;

•	our failure to reach an agreement with our Sponsor and third parties regarding pricing of the applicable call right projects; and

•	our failure to exercise our rights under the Support Agreement or third-party call rights agreements to acquire assets from our Sponsor or such third parties.

We will not be able to achieve our target dividend per share annual growth rate unless we are able to acquire additional clean energy projects in emerging markets at favorable prices. Even if we consummate acquisitions that we believe will be accretive to our dividends per share, those acquisitions may in fact result in a decrease in dividends per share as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control.

Our acquisition strategy exposes us to substantial risks.

The acquisition of power generation assets is subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets or not making acquisitions on an accretive basis, the ability to obtain or retain customers and, if the projects are in new markets, the risk of entering markets and technologies where we have limited or no experience. In addition, any control deficiencies in the accounting systems of the assets we acquire may make it more difficult to integrate them into our own accounting systems. While we will perform our due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such projects. The integration and consolidation of acquisitions requires substantial human, financial and other resources and may divert management’s attention from our existing business concerns, disrupt our ongoing business or otherwise fail to be successfully integrated. There can be no assurance that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our ability to execute our growth strategy, business, financial condition, results of operations and cash flows and ability to pay dividends to holders of our Class A common stock.

In addition, the development of clean energy projects is a capital intensive, high-risk business that relies heavily on the availability of debt and equity financing sources to fund projected construction and other projected capital expenditures. As a result, in order to successfully develop a clean energy project, development companies, including our Sponsor, from which we may seek to acquire projects, must obtain at-risk funds sufficient to complete the development phase of their projects. We, on the other hand, must anticipate obtaining funds from equity or debt financing sources, including pursuant to our Revolver and Senior Notes offering, or from government grants in order to successfully fund and complete acquisitions of projects. Any significant disruption in the credit or capital markets, or a significant increase in interest rates, could make it difficult for our Sponsor or other development companies to successfully develop attractive projects and may also limit their ability to obtain project-level financing to complete the construction of projects we may seek to acquire. It could also adversely affect our ability to fund acquisitions and/or operating costs. If our Sponsor or other development companies from which we seek to acquire projects are unable to raise funds when needed, or if we or they are unable to secure adequate financing, the ability to grow our project portfolio may be limited, which could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition, results of operations and cash flows.

Projects in our initial portfolio, and that we may acquire, will need governmental approvals and permits, including environmental approvals and permits, for construction and operation. Any failure to obtain and maintain necessary permits could adversely affect our ability to operate and grow.

The operation of solar, wind and hydro-electric energy projects is highly regulated, requires various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. In addition, many of the local governments in jurisdictions in which we operate have enacted laws that require us to obtain operating permits to conduct our business. Due to administrative delays, certain of our projects in these jurisdictions are operating without such permits because the local government is not enforcing its permit requirement. The denial or loss of a permit essential to a project, the imposition of impractical conditions upon renewal or the initiation of enforcement actions could impair our ability to operate a project. In addition, we cannot predict whether the permits will attract significant opposition or whether the permitting process will be lengthened due to complexities, legal claims or appeals. Delays in the review and permitting process for a project can impair or delay our ability to acquire a project or increase the cost such that the project is no longer attractive to us. If we fail to satisfy the conditions or comply with the restrictions imposed by governmental approvals and permits, or the restrictions imposed by any other statutory or regulatory requirements, we may be subject to regulatory enforcement action, fines, penalties or additional costs or revocation of such approvals or permits and the operation of the applicable projects could be adversely affected. Any failure to procure, renew or maintain necessary authorizations and permits could materially adversely affect the continuing operation of our projects or our ability to acquire additional projects.

Laws, governmental regulations and policies supporting renewable energy, and specifically solar, wind and hydro-electric energy (including tax incentives and feed-in tariffs), could change at any time, including as a result of new political leadership, and such changes may materially adversely affect our business and our growth strategy.

Renewable generation assets currently benefit from various national, provincial, state and local governmental incentives. Certain of the projects in our initial portfolio and certain call right projects rely on capital subsidies from government authorities in jurisdictions where such projects are located. Governmental regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. In addition, unanticipated events beyond our control, such as a change in law may require us to make improvements or other modifications to one or more of our projects, which could have an adverse effect on our operating results. Our business could also be subject to new and burdensome interconnection processes, delays and upgrade costs or local permit and site restrictions.

In addition, we face risks related to potential changes in tax laws that may limit the benefits of solar, wind and hydro-electric energy investment. For example, our solar projects in Thailand currently benefit from a “tax holiday” granted by Thailand’s Board of Investment. This incentive includes an eight-year tax holiday, customs duty exemptions and a number of other non-tax incentives. There is a risk that the tax holiday may be revoked and that the rate of income tax may be increased from the current rate of 20%. In Brazil, certain tax benefits associated with inputs and equipment are necessary to construct renewable energy power plants. Most of these tax benefits have expiration dates that may or may not be extended. Without these tax benefits the cost of constructing renewable energy projects would significantly increase. Government incentives provide significant support for renewable energy sources, such as solar and wind energy, and a decrease in these tax benefits could increase the costs of investment in solar, wind and hydro-electric energy.

If any of the laws or governmental regulations or policies that support renewable energy, including solar, wind and hydro-electric energy, change or are terminated, or if we are subject to new and burdensome laws or regulations, such changes may have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, any changes to or termination of the regulations and governmental incentives discussed in detail under “Business—Government incentives” in this prospectus may also significantly affect our business.

Our ability to grow and make acquisitions with cash on hand may be limited by our cash dividend policy.

As discussed in “Cash dividend policy,” our dividend policy is to cause Global LLC to distribute the CAFD generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business) and to rely primarily upon external financing sources, including the issuance of debt and equity securities and, if applicable, borrowings under our Revolver, to fund our acquisitions and growth capital expenditures, which we define as costs and expenses associated with the acquisition of project assets from our Sponsor and third parties and capitalized expenditures on existing projects to expand capacity. Certain of our project-level subsidiaries pay cash distributions to us in the form of dividends or other cash distributions such as shareholder loan repayments or capital reductions and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable corporation laws and other laws and regulations. We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flows from the acquisition or investment are insufficient to service any associated debt or adequately compensate the invested capital, after giving effect to our available cash reserves. See “Cash dividend policy—Our ability to grow our business and dividend.”

We intend to use a portion of the CAFD generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. We may make distributions to our shareholders by way of capital reduction in lieu of dividends in some years. Our initial quarterly dividend will be set at $0.2750 per share of Class A common stock, or $1.1000 per share on an annualized basis. We established our initial quarterly dividend based upon a targeted payout ratio by Global LLC of approximately 85.0% of projected annual CAFD. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our dividend per share. There will be no limitations in our amended and restated certificate of incorporation (other than a specified number of authorized shares) on our ability to issue equity securities, including securities ranking senior to our common stock. The incurrence of bank borrowings or other debt by Global Operating LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants which, in turn, may impact the cash distributions we make to holders of our Class A common stock.

Our indebtedness could adversely affect our financial condition and ability to operate our business, including restricting our ability to pay cash dividends or react to changes in the economy or our industry.

As of March 31, 2015, after giving pro forma effect to the Organizational Transactions, we would have had approximately $1,574.3 million of indebtedness and an additional $440.0 million available for future borrowings under our Revolver. Our substantial debt following the completion of this offering could have important negative consequences on our financial condition, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of our cash flows from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to pay dividends to holders of our Class A common stock or to use our cash flows to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to enter into or receive payments under long-term power or fuel purchase contracts that require credit support;

•	limiting our ability to fund operations or future acquisitions;

•

restricting our ability to make certain distributions with respect to our capital stock and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our credit facilities and other financing agreements;

•	exposing us to the risk of increased interest rates because certain of our borrowings, which may include borrowings under our Revolver, are at variable rates of interest;

•

limiting our ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our Revolver and the indenture governing the Senior Notes will contain financial and other restrictive covenants that limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent us from paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests. The occurrence of an event of default under our Revolver or the indenture governing the Senior Notes could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions or dividends from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios, such as debt service, leverage and loan life ratios, payment of operating and maintenance expenses, capital expenditures and finance charges and the satisfaction of scheduled payments under such financing agreements. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and our failure to comply with those or other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment and accelerate all such indebtedness or enforce their security interests, which could have a material adverse effect on our business, results of operations and financial condition. If we are unable to make distributions from our project-level subsidiaries, it would likely have a material adverse effect on our ability to pay dividends to holders of our Class A common stock. Certain financing agreements contain restricted cash provisions which require the deposit of cash into debt service or lockbox accounts, and require the maintenance of such accounts until certain conditions are satisfied or for the duration of the financing. As a result, funds subject to such restricted cash provisions will not be available for distribution by project entities, and any increase in restricted cash levels will decrease the amount of cash available to such project entity to make distributions or pay dividends to us. Additionally, the project financing arrangements for most of our Indian projects require that we obtain lender consent prior to making any distributions or paying any dividends from the project entity to us regardless of whether the other conditions of the financing arrangement have been satisfied. The project financing arrangements for some of our Indian projects do not permit them to make any dividend payments until the expiry of a certain number of years from COD, or until full repayment of the facility.

If our subsidiaries default on their obligations under their project-level indebtedness, this may constitute an event of default under our Revolver or the indenture governing the Senior Notes, and we may be required to make payments to lenders to avoid such default or to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our projects upon foreclosure.

Our subsidiaries incur, and we expect will in the future incur, various types of project-level indebtedness. Non-recourse debt is repayable solely from the applicable project’s revenues and is secured by the project’s physical assets, major contracts, cash accounts and, in many cases, our ownership interest in the project subsidiary. Limited recourse debt is debt where we have provided a limited guarantee, and recourse debt is debt where we have provided a full guarantee. If our subsidiaries default on projects subject to our full guarantee, we will be liable directly to those lenders; however, in the case of limited recourse debt, we are liable only to the extent of the collateral securing the debt. To satisfy recourse debt obligations, we may be required to use amounts distributed by our other subsidiaries as well as other sources of available cash, reducing our cash available to execute our business plan and pay dividends to holders of our Class A common stock. In addition, if our subsidiaries default on their obligations under non-recourse financing agreements this may, under certain circumstances, result in an event of default under our Revolver or the indenture governing the Senior Notes, allowing our lenders or noteholders to foreclose on their security interests, including the pledge of any equity interests. Even if that is not the case, we may decide to make payments to prevent the lenders of these subsidiaries from foreclosing on the relevant collateral. Such a foreclosure could result in our losing our ownership interest in the subsidiary or in some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries or some or all of their assets could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to renew letter of credit facilities, our business, financial condition, results of operations and cash flows may be materially adversely affected.

We expect our Revolver to include a letter of credit facility to support project-level contractual obligations. This letter of credit facility will need to be renewed after four years, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew our letters of credit as expected or if we are only able to replace them with letters of credit under different facilities on less favorable terms, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the inability to provide letters of credit may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

Our ability to raise additional capital to fund our operations may be limited.

Our ability to arrange additional financing, either at the corporate level or at a non-recourse project-level subsidiary, may be limited. Additional financing, including the costs of such financing, will be dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

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investor confidence in us, our partners, our Sponsor, as our principal stockholder (on a combined voting basis) and manager under the Management Services Agreement, and the regional wholesale power markets;

•	our financial performance and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project credit ratings or credit quality, including maintenance of the legal and tax structure of the project-level subsidiary upon which the credit ratings may depend;

•	our cash flows; and

•	provisions of tax and securities laws that may impact raising capital.

We may not be successful in obtaining additional financing for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our projects, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to generate revenue from certain utility energy projects depends on having interconnection arrangements and services.

Our future success will depend, in part, on our ability to maintain satisfactory interconnection agreements. If the interconnection or transmission agreement of an energy project is terminated for any reason or is not renewed, we may not be able to replace it with an interconnection and transmission arrangement on terms as favorable as the existing arrangement, or at all, or we may experience significant delays or costs related to securing a replacement. If a network to which one or more of the energy projects is connected experiences “down time,” which may be due to matters not within our control, such as substation or transmission network upgrades, the affected project may lose revenue and be exposed to non-performance penalties and claims from its customers. These may include claims for damages incurred by customers, such as the additional cost of acquiring alternative electricity supply at then-current spot market rates. The owners of the network will not usually compensate electricity generators for lost income due to down time. These factors could materially affect our ability to forecast operations and negatively affect our business, results of operations, financial condition and cash flows.

For most of our projects, we rely on electric interconnection and transmission facilities that we do not own or control and that are subject to transmission constraints. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver electric power to our customers and we may incur additional costs or forego revenues.

For our utility-scale projects, we depend on electric transmission facilities owned and operated by others to deliver the power we generate and sell at wholesale to our utility customers. A failure or delay in the operation or development of these transmission facilities could result in our losing revenues. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our call right projects. Additionally, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations. If a region’s power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. In addition, certain of our operating facilities’ generation of electricity may be physically or economically curtailed without compensation due to transmission limitations or limitations on the transmission grid’s ability to accommodate all of the generating resources seeking to move power over or sell power through the grid, reducing our revenues and impairing our ability to capitalize fully on a particular facility’s generating potential. In certain markets in which we expect to acquire projects, the electric transmission and distribution infrastructure generally needs significant improvement, which may also cause grid connections for some of our projects to be delayed. Such curtailments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on the transmission grid (for instance, a positive price difference between the location where power is put on the grid by a project and the location where power is taken off the grid by the project’s customer) in certain of the bulk power markets in which we operate may occur and we may be deemed responsible for those congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

We face competition from conventional and other renewable energy companies.

The solar and wind industries are highly competitive and continually evolving as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors in these industries are the incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price and the ease with which customers can switch to electricity generated by our solar and wind energy systems. If we cannot offer compelling value to our customers based on these factors, then our solar and wind energy-based business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Conventional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of conventional utilities’ sources of electricity is non-renewable, which may allow them to sell electricity more cheaply than electricity generated by our solar and wind energy systems.

We also face competition in the energy efficiency evaluation and upgrades market and we expect to face competition as we introduce new energy-related products and services. As the solar and wind industries grow and evolve, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our utility-scale projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary. Additionally, the PPAs in India, Thailand, China and Peru are in the standard form prescribed by the utilities and accordingly, we have limited or no ability to negotiate the terms of such PPAs. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorated or government policies or regulations to which they are currently subject that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted. In addition, provisions in our power sale arrangements or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including to prevent damage to transmission systems, for system emergencies, force majeure or for economic reasons. Such curtailment would reduce revenues to us from power sale arrangements. If we cannot enter into power sale arrangements on terms favorable to us, or at all, or if the purchaser under our power sale arrangements were to exercise its curtailment or other rights to reduce purchases or payments under such arrangements, our revenues and our decisions regarding development of additional projects may be adversely affected.

A significant deterioration in the financial performance of our commercial, industrial or government customers could materially adversely affect our distributed generation business.

The financial performance of our distributed generation business depends in part upon the continued viability and financial stability of our customers in the commercial, industrial and governmental sectors. If our commercial, industrial or governmental customers are materially and adversely affected by an economic downturn, increase in inflation or other factors, one or more of our largest customers could encounter financial difficulty and possibly bankruptcy. If one or more of our largest customers were to encounter financial difficulty or declare bankruptcy, they may reduce their payments under the PPA to us or stop them altogether. Any interruption or termination in payments by our customers would result in less cash being paid to the special purpose legal entities we establish to own and finance our projects, which could adversely affect the entities’ ability to pay our lenders. In such a case, the amount of distributable cash held by the entities would decrease, adversely affecting the cash flows we receive from such entities. In addition, our ability to finance additional new projects with PPAs from such customers would be adversely affected, undermining our ability to grow our business. Any reduction or termination of payments by one or more of our principal distributed generation customers could have a material adverse effect on our business, financial condition and results of operations.

The generation of electric energy from solar, wind and hydro-electric energy sources depends heavily on suitable meteorological conditions. If weather conditions are unfavorable, our electricity generation, and therefore revenue from our renewable generation facilities using our systems, may be substantially below our expectations.

The electricity produced and revenues generated by a solar electric generation facility are inherently dependent on suitable solar conditions and associated weather conditions. The operating performance of wind farms depends on wind speeds and other meteorological and physical conditions at the relevant site. The operating performance of a hydro-electric generation facility depends on favorable hydrological conditions. Objects such as buildings, trees or other wind turbines near our wind farms may reduce wind resources due to the disruption of wind flows. Furthermore, components of our system, such as solar panels and inverters or wind turbines, could be damaged by severe weather, such as hailstorms, typhoons or tornadoes. We generally will be obligated to bear the expense of repairing damage to our energy systems caused by severe weather, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our assets and our ability to achieve forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects.

Specifically, hydro-electric power generation facilities require continuous water flow for their operation. Shifts in weather or climate patterns, seasonal precipitation, the timing and rate of melting, run off and other factors beyond our control may reduce the water flow to our hydro-electric facilities. In addition, water rights are also generally owned or controlled by government entities that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Any material reduction in the water flow to our hydro-electric facilities would limit our ability to produce and market electricity from these facilities and could have a material adverse effect on the results of our operations. For example, Brazil is currently experiencing a historic drought that has led to expansive blackouts due to the country’s reliance on hydro-electric power. The drought has affected the electricity production at certain of our hydro-electric facilities. If the drought continues in these areas it could materially reduce electricity production at certain of our hydro-electric facilities and any additional hydro-electric facilities we may acquire in the future.

We base our investment decisions with respect to each energy facility on the findings of related studies conducted on-site prior to construction or based on historical conditions at existing facilities. In addition, we rely on hydrological studies and data to confirm there is sufficient water flow available to generate enough electricity for our hydro-electric projects to be economically viable and such studies may prove unreliable. However, actual climatic conditions at a facility site may not conform to the findings of these studies and, therefore, our energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition and results of operations and cash flows. For example, in selecting sites in India, we depend on meteorological and topographical data compiled by a third-party expert as there are no feasibility or site selection studies carried out by governmental entities. There can be no assurance that the actual weather conditions will conform to the historical measured data or that the assumptions made during the assessment of the relevant site for the power project are correct.

While we currently own only solar, wind and hydro-electric energy projects, in the future we expect to expand our acquisition strategy to include other types of energy or transmission projects. To the extent that we expand our operations to include new business segments, our business operations may suffer from a lack of experience, which may materially and adversely affect our business, financial condition, results of operations and cash flows.

We have limited experience in energy generation operations other than those involving the generation of solar, wind or hydro-electric power. As a result of this lack of experience, we may be prone to errors if we expand our projects to include technologies beyond solar, wind and hydro-electric energy. We lack the technical training and experience with developing, starting or operating such other generation facilities. With no direct training or experience in these areas, our management may not be fully aware of the many specific requirements related to working in industries beyond solar, wind and hydro-electric energy generation. Additionally, we may be exposed to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the power generation industry, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established non-solar, non-wind or non-hydro-electric energy market participants. In addition, such ventures could require a disproportionate amount of our management’s attention and resources. Our operations, earnings and ultimate financial success could suffer irreparable harm due to our management’s lack of experience in these industries. We may rely, to a certain extent, on the expertise and experience of industry consultants, and we may have to hire additional experienced personnel to assist us with our operations. We can offer no assurance that if we expand our business beyond solar, wind and hydro-electric energy generation, we will be able to effectively acquire and operate projects in such new areas and achieve our targeted financial goals.

Operation of power generation facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

The ongoing operation of our facilities involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among other things. Operation of our facilities also involves risks that we will be unable to transport our product to our customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of generating and selling less power or require us to incur significant costs in connection with obtaining replacement power from third parties in the open market to satisfy our forward power sales obligations.

Our inability to operate our energy assets efficiently, manage capital expenditures and costs and generate earnings and cash flows from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown or non-performance by contractors or vendors.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, drought, flood, lightning, hurricane, typhoon, maelstrom and windstorm, other hazards, such as fire, structural collapse and machinery failure, are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. Brazil, for example, has established strict liability for environmental and other damages related to the operation of electric power plants. Any damages related to these occurrences could negatively impact our reputation. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to substantial governmental regulation and may be adversely affected by changes in laws or regulations, as well as liability under, or any future inability to comply with, existing or future regulations or other legal requirements.

Our business is subject to extensive national, provincial, state and local laws and regulations in the countries in which we operate. Compliance with the requirements under these various regulatory regimes may cause us to incur significant costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility or, the imposition of liens, fines and/or civil or criminal liability. In addition, new regulatory guidelines for renewable projects that impose stability, dependability or other requirements may lead to additional costs for our business and may reduce electricity generation during the time in which we bring the affected projects into compliance, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and CAFD.

Substantially all of our assets are also subject to the rules and regulations applicable to power generators generally. If we fail to comply with these mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties, increased compliance obligations and disconnection from the grid.

Our Sponsor, and third parties with whom we have entered into or expect to enter into call rights agreements, may incur additional costs or delays in completing the construction of certain power generation facilities, which could materially adversely affect our growth strategy.

Our growth strategy is dependent to a significant degree on acquiring new clean energy projects from our Sponsor and third parties. Our Sponsor’s or such third parties’ failure to complete such projects in a timely manner, or at all, could have a material adverse effect on our growth strategy. The construction of clean energy facilities involves many risks including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new power generation facilities to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third-party services;

•	interruptions to dispatch at our facilities;

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences;

•	unforeseen engineering, environmental, geological and hydrological problems;

•	unanticipated cost overruns in excess of budgeted contingencies;

•	failure of contracting parties to perform under contracts, including engineering, procurement and construction contractors; and

•	operations and maintenance costs not covered by warranties or that occur following expiration of warranties.

Any of these risks could cause a delay in the completion of projects under development, which could have a material adverse effect on our growth strategy.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels, thereby reducing our revenues and jeopardizing our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all. Degradation of the performance of our solar facilities above levels provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

We may also choose to refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns. Such activities require time for capital expenditures before repowering, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding costs, timing, available financing and future power prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Moreover, spare parts for wind and hydro-electric turbines and solar facilities and key pieces of equipment may be difficult to acquire or be unavailable to us. Sources of some significant spare parts and other equipment are located outside the jurisdictions in which we operate. In addition, with respect to wind and hydro-electric projects, from time to time we may use less well known turbine suppliers, or may purchase wind and hydro-electric turbines and spare parts with less established track records. If we were to experience a shortage of or inability to acquire critical spare parts we could incur significant delays in returning facilities to full operation, which could negatively impact our business financial condition, results of operations and cash flows.

Our Sponsor and other developers of energy projects depend on a limited number of suppliers of solar panels, inverters, wind turbines, water turbines and other system components. Any shortage, delay or component price change from these suppliers could result in construction or installation delays, which could affect the number of projects we are able to acquire in the future.

Our solar projects are constructed with solar panels, inverters and other system components from a limited number of suppliers. Similarly, there are a limited number of suppliers of wind and water turbines and other related system components. This makes us susceptible to quality issues, shortages and price changes. If our Sponsor or third parties from whom we may acquire energy projects in the future fail to develop, maintain and expand relationships with these or other suppliers, or if they fail to identify suitable alternative suppliers in the event of a disruption with existing suppliers, the construction or installation of new solar, wind, hydro-electric or other clean power generation projects may be delayed or abandoned, which would reduce the number of available projects that we may have the opportunity to acquire in the future.

There have also been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components.

India recently considered an anti-dumping duty on solar cells and panels imported from China, Taiwan, Malaysia and the United States. However, there are currently no anti-dumping duties levied on such imported solar cells and panels. Moreover, we are not aware of any additional threatened tariffs and/or duties by governments on solar cells or other components and materials used in the development of solar generation facilities in the countries in which we operate or may operate in the future. However, such tariffs or duties could be imposed in the relevant jurisdictions in the future. The imposition of such tariffs or duties could hinder or reduce future development of solar generation facilities in the affected market and limit the number of solar projects we are able to acquire in such markets.

A shortage of key commodity materials could also lead to a reduction in the number of projects that we may have the opportunity to acquire in the future, or delay or increase the costs of acquisitions.

Negative public or community response to the development of power projects in general, or to the call right projects specifically, could adversely affect our ability to acquire additional projects and thereby limit our ability to grow our CAFD.

Negative public or community response to power projects in general or the call right projects specifically could adversely affect our ability to operate our power generation projects. This type of negative response can lead to legal, public relations and other challenges that impede our Sponsor’s and third-party developers’ ability to meet development and construction targets and achieve commercial operations for projects on schedule. This could lead to an adverse effect on our ability to acquire additional projects and grow our CAFD. For example, some projects in India are and have been the subject of administrative and legal challenges from groups opposed to power projects in general or concerned with potential environmental, noise, health or aesthetic impacts, impacts on property values or the rewards of property ownership, or impacts on the natural beauty of public lands and rivers. An increase in opposition to requests for permits or successful challenges or appeals to permits issued to developers of power generation projects could have a material adverse effect on our acquisition plans.

In addition, negative public opinion of energy projects in particular could adversely affect our ability to operate our projects. Among concerns often cited by local community and other interest groups are objections to the aesthetic effect or noise disruption of plants and wind farms on rural sites near residential areas, reduction of farmland and the possible displacement or disruption of wildlife. We expect this type of opposition to continue as our Sponsor and other developers complete projects and construct future projects. It is possible that we may also face resistance from aboriginal communities in connection with any proposed expansion onto sites that may be subject to land claims. Opposition to our requests for permits or successful challenges or appeals to permits issued to us could lead to legal, public relations and other drawbacks and costs that impede our ability to meet our growth targets, continue operations for a project on schedule and generate revenues.

We are subject to environmental, health and safety laws and regulations and related compliance expenditures and liabilities.

Our assets are subject to numerous and significant national, provincial, state and local laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things: protection of wildlife, including threatened and endangered species and their habitat; air emissions; discharges into water; water use; the storage, handling, use, transportation and distribution of dangerous goods and hazardous, residual and other regulated materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, investigation, monitoring and remediation of hazardous materials in soil and groundwater, both on- and off-site; land use and zoning matters; and workers’ health and safety matters. Our facilities could experience incidents, malfunctions and other unplanned events, such as spills of hazardous materials that may result in personal injury, penalties and property damage. In addition, certain environmental laws may result in liability, regardless of fault, concerning contamination at a range of properties, including properties currently or formerly owned, leased or operated by us and properties where we disposed of, or arranged for disposal of, waste. As such, the operation of our facilities carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in our involvement from time to time in administrative and judicial proceedings relating to such matters. While we have implemented environmental, health and safety management programs designed to continually improve environmental, health and safety performance, we cannot assure you that such liabilities, as well as the costs for complying with environmental laws and regulations, will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disasters, hostile cyber intrusions, outbreak of infectious diseases, theft or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Energy generation facilities that we acquired from our Sponsor as Contributed Projects or those that we otherwise acquire in the future, including the Call Right Projects, Third-Party Call Right Projects and any SunEdison ROFO Projects, and the properties of unaffiliated third parties on which they may be located, may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities’ ability to generate, transmit, transport or distribute electricity. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage. Additionally, jurisdictions in which we operate have experienced political instability. For example, Thailand experienced a coup d’état in May 2014. Events such as these may negatively impact favorable regulatory frameworks and governmental incentives that currently support our projects. If additional events such as these occur in the future, our results of operations may be negatively impacted.

Furthermore, in the future we may acquire projects and may conduct operations located in regions that are susceptible to natural disasters. The occurrence of a natural disaster, such as an earthquake, drought, flood, or typhoon, or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us, SunEdison or third parties from whom we may seek to acquire projects in the future, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

Additionally, certain of our power generation assets and equipment are at risk for theft, vandalism and damage. Although theft of equipment is rare, its occurrence can be significantly disruptive to our operations. For example, because we utilize copper wire as an essential component in our electricity generation and transportation infrastructure, we are at risk for copper wire theft due to an increased demand for copper. Theft of copper wire or solar panels can cause significant disruption to our operations for a period of months and can lead to operating losses at those locations.

Any such terrorist acts, environmental repercussions or disruptions, outbreak of infectious diseases resulting in quarantine or travel restrictions, natural disasters, or theft incidents could result in a significant decrease in revenues or significant reconstruction, remediation or replacement costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The accounting treatment for many aspects of our energy business is complex and any changes to the accounting interpretations or accounting rules governing our energy business could have a material adverse effect on our GAAP-reported results of operations and financial results.

The accounting treatment for many aspects of our energy business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our energy business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our energy business:

•	revenue recognition and related timing;

•	related-party contracts;

•	operation and maintenance contracts;

•	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;

•	long-term vendor agreements; and

•	foreign holding company tax treatment.

The seasonality of our operations may affect our liquidity.

We will need to maintain sufficient financial liquidity to absorb the impact of seasonal variations in energy production or other significant events. Following the completion of this offering, we expect that our principal source of liquidity will be cash generated from our operating activities, the cash retained by us for working capital purposes out of the gross proceeds of this offering and borrowing capacity under our Revolver. Our quarterly results of operations may fluctuate significantly for various reasons, mostly related to economic incentives and weather patterns.

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months results in less irradiation, the generation of particular assets will vary depending on the season. Additionally, to the extent more of our solar power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. Further, time-of-day pricing factors vary seasonally which contributes to variability of revenues.

The plant load factor of wind and hydro-electric energy generators and the amount of electricity generated by, and the profitability of, our wind and hydro-electric projects depend on meteorological conditions, particularly wind and water conditions, which can vary across seasons, from year-to-year and between locations and the altitude of our wind farms. Such wind conditions are also subject to general climatic changes and changing weather patterns which are variable and difficult to predict. The wind energy generators work only when wind speeds exceed certain thresholds and if wind speeds are insufficient, the electricity output from these wind farms will decrease or cease. Extreme wind or weather conditions may also affect the productivity of the wind power projects. The hydro-electric generators are dependent on water flows in order to generate electricity. These flows may vary from season-to-season and over multi-year cycles. These flows may be affected by factors such as rainfall, snowfall and snow melt.

In addition, in India, Thailand and Malaysia, the construction of energy systems may be impacted by the monsoon season, which generally lasts from May through September. As a result, we expect our initial portfolio of power generation assets to generate the lowest amount of electricity during the third quarter of each year. We therefore expect our revenue and cash available for distribution to be lower during the third quarter.

If we fail to adequately manage the fluctuations in the timing of our projects, our business, financial condition or results of operations could be materially affected. The seasonality of our energy production may create increased demands on our working capital reserves and borrowing capacity under our Revolver during periods where cash generated from operating activities is lower. In the event that our working capital reserves and borrowing capacity under our Revolver are insufficient to meet our financial requirements, or in the event that the restrictive covenants in our Revolver restrict our access to such facilities, we may require additional equity or debt financing to maintain our solvency. There can be no assurance that additional equity or debt financing will be available when required or available on commercially favorable terms or on terms that are otherwise satisfactory to us, in which event our financial condition may be materially adversely affected.

We may be required to take action or restrict operations to mitigate hazards to air navigation and interference with other air space users.

Wind energy towers and turbines can interfere with air navigation, and solar facilities can generate glare that may have a distracting effect on pilots. There is some chance that the facilities we expect to acquire could result in adverse effects on air safety, or that we could be ordered to mark our facilities or modify operations to avoid such effects. In addition, we could incur fines or penalties in connection with the failure to property notify the proper regulatory authorities or otherwise fail to comply with regulations relating to hazardous to air navigation. In addition, wind energy facilities can interfere with military radar operations or telecommunications. If such interference occurs, we may be required to modify our operations to avoid such interference. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Harming of protected species can result in curtailment of wind project operations.

The construction and operation of energy projects can adversely affect endangered, threatened or otherwise protected animal species. Wind projects, in particular, involve a risk that protected species will be harmed, as the turbine blades travel at a high rate of speed and may strike flying animals (birds or bats) that happen to travel into the path of rotating blades. While pre-construction studies are conducted to avoid siting wind projects in areas where protected species are highly concentrated, there is often a level of unavoidable risk that flying species will be harmed by project operation.

Wind energy projects like the ones we intend to acquire are likely to strike and kill bats and birds, and occasionally strike and kill endangered or protected species. As a result, we will implement applicable industry guidelines and governmentally-recommended best practices to avoid harm to protected species, such as avoiding structures with perches, avoiding guy wires that may kill birds or bats in flight, or avoiding lighting that may attract protected species at night. In addition, we will attempt to reduce the attractiveness of a site to predatory birds by site maintenance (e.g., by mowing or removal of animal and bird carcasses).

Where possible, we will obtain permits for incidental take of protected species. Taking of protected species, even if unanticipated or if the species was not known to be present in the area prior to development of the project, can result in enforcement actions and requirements to implement mitigation strategies, which may include habitat preservation efforts or curtailment of operations.

Risks related to our international operations

We operate in emerging markets and may expand our operations into countries where we currently have no presence, which subjects us to economic, social and political risks and uncertainties.

Our initial portfolio consists of projects located in China, Brazil, India, South Africa, Honduras, Costa Rica, Nicaragua, Peru, Uruguay, Malaysia and Thailand. We intend to rapidly expand and diversify our initial portfolio by acquiring additional utility-scale and distributed clean generation assets located in other emerging markets in Asia (except Japan), Africa and Latin America, and in similar geographies in the Middle East. Our operations in emerging markets involve a number of risks that are more prevalent than in developed markets. As a result, we are subject to a number of risks and uncertainties associated with operating and expanding internationally and in emerging markets. These include, but are not limited to:

•	political, social and economic instability, including wars, acts of terrorism, political unrest, boycotts, sanctions and other business restrictions;

•	the macroeconomic climate, including high rates of inflation, and levels of energy consumption in the countries where we have operations;

•	foreign exchange rate fluctuations, the imposition of currency controls and restrictions on repatriation of earnings and cash;

•	nationalization or other expropriation of private enterprises and land;

•	protectionist and other adverse public policies, including local content requirements, import/export tariffs, increased regulations or capital investment requirements;

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unexpected changes in laws or enforcement practices, including those relating to land use regulations and permitting requirements, taxation policies and/or the regulatory or legislative environment in the countries in which we operate, including reductions to renewable power incentive programs or changes in renewable power pricing policies, possibly with retroactive effect;

•	measures restricting the ability of our facilities to access the grid to deliver electricity at certain times or at all;

•	the comparative cost of other sources of energy;

•	longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	inability to obtain adequate financing on attractive terms and conditions;

•	difficulty in developing any necessary partnerships with local businesses on commercially acceptable terms and/or timely identifying, attracting and retaining qualified technical and other personnel;

•	difficulty competing against competitors who may have greater financial resources and/or a more effective or established localized business presence;

•	international business practices that may conflict with other customs or legal requirements to which we are subject, including anti-bribery and anti-corruption laws;

•	any downgrading of the sovereign debt ratings of the countries in which we operate by an international rating agency;

•	inability to obtain, maintain or enforce intellectual property rights; and

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being subject to the jurisdiction of courts other than those of the United States, including uncertainty of judicial processes and difficulty enforcing contractual agreements or judgments in foreign legal systems or incurring additional costs to do so.

For example, Thailand was assessed as a high political risk by AON Political Risk, a risk management, insurance and consulting firm. In May 2014, Thailand experienced a coup d’état, following which martial law was enforced for nearly a year. A succession crisis could cause increased instability and unrest, and the government could repeal certain incentives each project receives under Board of Investment promotion. Moreover, the Brazilian government has exercised and continues to exercise substantial influence over many aspects of the Brazilian economy. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, high interest rates, wage and price controls, currency devaluations, capital controls and limits on imports. These types of risks and uncertainties, many of which are beyond our control, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, doing business in new international markets will require us to be able to respond to rapid changes in the particular market, legal, social and political conditions in these countries. We may not be able to timely develop and implement policies and strategies that will be effective in each international jurisdiction where we may decide to conduct business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to foreign currency exchange risks because all of our projects are located in foreign countries.

We generate substantially all of our revenues and incur a portion of our expenses in currencies other than U.S. dollars. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls or other currency restrictions being imposed. Because our financial results are reported in U.S. dollars, if we generate revenue or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those revenues or earnings. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our profitability. Substantially all of our cash flows are generated in foreign currencies and, therefore, significant changes in the value of such foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on debts denominated in U.S. dollars. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the local currency of the transacting entity.

Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We expect to experience economic losses and gains and negative and positive impacts on earnings as a result of foreign currency exchange rate fluctuations, particularly as a result of changes in the value of the Indian Rupee, the Brazilian Real and the Chinese Yuan Renminbi.

Additionally, although a portion of our revenues and expenses are denominated in foreign currencies, we will pay dividends to holders of our Class A common stock in U.S. dollars. The amount of U.S. dollar denominated dividends paid to our holders of our Class A common stock will therefore be exposed to currency exchange rate risk. Although we intend to enter into hedging arrangements to help mitigate some of this exchange rate risk, there can be no assurance that these arrangements will be sufficient. Changes in the foreign exchange rates could have a material adverse effect on our results of operations and may adversely affect the amount of cash dividends paid by us to holders of our Class A common stock.

Land title in India can be uncertain and there is no assurance of clean title.

There is no central title registry for real property in India. Property records in India are generally maintained at the state and district level and are updated manually through physical records of all land-related documents and may not be available online for inspection or updated in a timely manner. This could result in property records investigations taking a significant amount of time or being inaccurate in certain respects, which may impact the ability to rely on them. Land records are often handwritten, in local languages and not legible, which makes it difficult to determine the content. In addition, land records are often in poor condition and are at times untraceable, which materially impedes the title investigation process. Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of, can affect the title to a property. As a result, potential disputes or claims regarding title to the land on which projects are developed or used for operations, or will be constructed in the future, may arise.

The Brazilian hydro-electric projects included in our initial product portfolio may fail to be eligible to participate in Brazil’s energy reallocation mechanism in the event they do not satisfy certain minimum operating performance requirements, which could have a material adverse effect on such projects’ operating results.

Brazil has adopted an energy reallocation mechanism (“MRE”) in an effort to mitigate the risks faced by hydro-electric generators due to variations in river flows, the centralized management of generation and of generation of use of water reservoirs by the National Grid Operator. Under Brazilian law, each hydro-electric project that is eligible and has elected to participate in the MRE is assigned a determined amount of “assured energy,” according to an energy supply risk criteria defined by Brazil’s Ministry of Mines and Energy based on the historical river flow records. Pursuant to the MRE, all participating projects are entitled to their assured energy, irrespective of the volume of electricity generated by them as a result of the transfer of the surplus energy from those who have produced in excess of their assured energy to those that have produced less than their assured energy. Also, we cannot be assured that our projects participating in the MRE will in the future receive their full revenue payment allocation. Participating projects are subject to decreases in their energy entitlement in the event the pool of participating projects fail to meet the aggregate specified “assured energy” production across the entire pool. In addition, in order to continue to remain in the pool of projects participating in the MRE, hydro-electric projects are required to satisfy certain minimum operating performance requirements in terms of generated energy. In the event that any such project fails to meet such requirements, it is no longer eligible to participate in the MRE and would generally only be able to receive revenue for energy that it actually produced under its PPA. The 41.8 MW project known as ESPRA that is included in our initial product portfolio has been unable to meet its minimum operating requirements due to the ongoing drought in Brazil and is no longer eligible to participate in the MRE. As a result, we cannot provide any assurance that all of our Brazilian hydro-electric projects will continue to receive revenue based on their “assured energy” rating or otherwise be eligible to participate in the MRE or that the failure to continue to be eligible to participate in the MRE will not materially and adversely affect our business, financial condition, results of operations and cash flows.

Changing laws, rules and regulations and legal uncertainties in India may adversely affect our business and operations.

The business and operations of our projects located in India are governed by various laws and regulations, such as the Electricity Act, 2003, National Electricity Policy, 2005 and National Tariff Policy, 2006, corporate, environmental and labor laws and other legislation enacted by the Indian government and the relevant state governments in India. The business and financial performance of our Indian operations could be adversely affected by any change in laws or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to our Indian operations. For example, the Indian government recently adopted a new company law framework, which, among other things, imposed significant and new corporate governance requirements, accounting policies and audit matters and certain spending requirements for corporate social responsibility activities in the event a company’s net worth or turnover meets the prescribed thresholds. The Indian government also recently adopted new legislation to facilitate the acquisition of land in India, which may affect our Indian subsidiaries, including provisions stipulating restrictions on acquisition of certain types of agricultural land and compensation, rehabilitation and resettlement of affected people residing on such acquired land. There can be no assurance that the Indian government or any state government in India will not implement new regulations and policies which will require our Indian subsidiaries to obtain additional approvals and licenses or impose onerous requirements and conditions on their operations. Any such changes and the related uncertainties with respect to the implementation of regulations may have a material adverse effect on our Indian projects and our business, financial condition and results of operations.

We do not own a controlling equity interest in any of our projects located in Malaysia and may not own a controlling equity interest in any projects in Malaysia or certain projects in Thailand that we may acquire in the future due to the local law ownership requirements. As a result, our ability to control management decisions and other significant matters at these projects may be limited and our interests in such projects may be subject to transfer or other related restrictions.

We do not own a controlling equity interest in any of our projects located in Malaysia and may not own a controlling equity interest in any projects in Malaysia or certain projects in Thailand acquired in the future due to the local law ownership requirements. In the future, we are likely to acquire additional projects in which we own less than a majority of the related equity interests in such projects. With respect to our Malaysian projects, provisions of the charter documents provide us with the right to appoint all or a majority of the board of directors, as the case may be, which in turn directs management in the operation of the relevant project companies. In future investments where we do not own a controlling interest, we will seek to exert a degree of influence with respect to the management and operation of assets in which we own less than a majority of the interests by negotiating to obtain positions on management committees or to receive certain limited governance rights. However, we may not always succeed in such negotiations, and we may be dependent on our co-venturers to operate such assets. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between us and our stockholders, on the one hand, and our co-venturers, on the other hand. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire our Sponsor’s interests in such co-ventures as an initial matter. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

Our failure to comply with South Africa’s renewable energy program could have a material adverse effect on South African energy projects.

South Africa’s renewable energy program requires all renewable energy generation projects to satisfy a number of social and economic development requirements that are complex and expensive to implement. Any failure to comply with these social and economic development requirements can result in reduced tariff payments under the applicable PPA or the ultimate termination of the PPA. In general, these requirements relate to the attainment of black economic empowerment, economic development and socio-economic development objectives. In addition, South Africa’s renewable energy program’s economic development requirements fit within the broader framework of the South African government’s empowerment program currently being implemented through the Broad-Based Black Economic Empowerment Act, or “BEE.” This law recognizes two distinct mechanisms for the achievement of BEE objectives-compliance with codes of good practice, which have already been issued, and compliance with industry-specific transformation charters. One component of BEE is achieving a certain percentage of shareholdings by black South Africans in South African businesses over a period of years. Other components include procuring goods and services from black-owned businesses or from businesses that have earned good BEE scores and achieving certain levels of black South African employment. Compliance with the codes and applicable charters are not enforced through civil or criminal sanction, but compliance will have an effect on our ability to secure contracts in the public and private sectors. If we acquire additional energy projects located in South Africa, but are unable to comply with the requirements of the renewable energy program or achieve applicable BEE objectives, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and CAFD.

Labor disputes and the labor laws could have a material adverse effect on the operation and financial performance of South African projects.

Although there is a history of positive and constructive engagement with labor unions in South Africa in recent years, there have been periods during which the various stakeholders are unable to agree on dispute resolution processes resulting in significant labor disputes and disruptive labor activities. Although we expect to contract with third-parties for the operation and maintenance of our South African projects and not hire local employees for such projects, any such project will nonetheless be at risk of its operations being disrupted for indefinite periods due to labor strikes and other labor disputes related to the parties from whom we contract operating and maintenance services. Significant labor disruptions may have a material adverse effect on the operations and financial results and condition of our South African projects.

The operating results of our energy projects in China may be adversely affected by changes in governmental policies that currently subsidize renewable energy.

The Chinese government has enacted a series of financial incentives designed to promote the development of solar and wind projects. Most importantly, the feed-in tariff program currently provides that solar projects are eligible to receive increased tariffs in an amount in excess of the benchmark tariff received by local desulfurized coal-fired generating units. The amount of the tariff to be paid to the project is established by the government based on a number of factors that are designed to make the project economically viable. The operating results of a project would be adversely affected in the event the government reduced the tariff payable to one or more of our projects. There can be no assurance that the Chinese government will not elect to reduce or eliminate the ongoing tariff payments to our renewable energy projects in China.

Pursuant to the Chinese government’s Renewable Energy Law, all electrical power generated from clean and renewable energy sources is required to be purchased by the grid company provided that on-grid technical standards have been complied with and required approvals have been obtained. Nevertheless, solar and wind projects have periodically experienced periods of curtailment by the grid company due to a lack of infrastructure and transmission capacity. Curtailment results in reduced tariff payments to the project as the project is only entitled to receive payment for energy delivered to the grid companies. Our projects in China may experience periodic reductions in revenue due to curtailments attributable to limitations on the electricity grids served by these projects.

Chinese solar and wind projects typically enter into a “framework” PPA with a power grid company with an initial term typically ranging from three to five years. These framework PPAs do not necessarily specify any volume or price obligations on the part of the offtake purchaser. The solar and wind project and the power grid company will further enter into short-term agreements under the framework PPA, which are subject to automatic annual renewals. The terms of these annual supplemental agreements are subject to change to the extent the government changes its tariff rate. As a result, our projects in China will likely not have any long-term contractual protection on the price at which they may sell the power they generate. Although China has indicated an intention to keep the subsidized tariff rates in effect for the foreseeable future, it is under no obligation to do so and therefore the profitability of solar and wind projects in China is subject to change with little or no advance notice.

Changes in foreign withholding taxes could adversely affect our results of operations.

We currently conduct our operations in China, Brazil, India, South Africa, Honduras, Costa Rica, Nicaragua, Peru, Uruguay, Malaysia and Thailand and expect in the future to expand our business into other foreign countries. Currently, distributions of earnings and other payments, including interest, to us from our projects may be subject to withholding taxes imposed by the jurisdiction in which the project entities are formed or operating.

Any such withholding taxes will reduce the amount of after-tax cash we can receive. In addition, we are subject to risks that foreign countries may restrict distributions from the project entities or impose additional withholding taxes or otherwise tax our foreign income. If distributions are restricted, those withholding taxes are increased or additional foreign taxes are imposed, the amount of after-tax cash we receive will be further reduced. For additional discussion of risks related to taxation, see “—Risks related to taxation—United States and foreign tax provisions and policies could change at any time, and such changes may result in a material increase in our estimated future income tax liability.”

Under renewable energy programs in certain of the countries in which we operate, renewable energy producers are required to contract with a single offtake purchaser resulting in concentrated counterparty risk.

Under South Africa’s renewable energy program, for example, the only offtake purchaser of electricity produced by renewable energy producers is Eskom, which is the country’s largest state-owned power utility that currently generates approximately 95% of South Africa’s electricity. As a result, material counterparty credit risk resides in a single public utility and not multiple local utilities. Eskom’s credit ratings have declined in recent years, and we can provide no assurances that its credit profile will not continue to deteriorate. Under its renewable energy program, the South African government guarantees the payment of Eskom’s obligations under its PPAs with renewable energy producers in defined circumstances, and in 2014 the National Treasury of South Africa announced a support package for Eskom approved by the Cabinet of South Africa. We can provide no assurance that the South African government will be able to honor its guarantee of Eskom’s obligations or that the support package approved by the National Treasury of South Africa will be sufficient in assisting Eskom in fulfilling its obligation under our PPAs. For more information, see “Business—Government incentives—South Africa.” If Eskom were to default on its performance of obligations under the applicable PPA for our South African projects, and the South African government did not fulfill its guarantee, it may have a material adverse effect on the operations, financial results and condition of our South African projects.

Our international operations require us to comply with anti-corruption laws and regulations of the United States government and various non-U.S. jurisdictions.

We operate on a global basis with projects, offices or activities on five continents. Doing business in multiple countries requires us and our subsidiaries to comply with the laws and regulations of the United States government and various non-U.S. jurisdictions. Our failure to comply with these rules and regulations may expose us to liabilities. These laws and regulations may apply to us, our subsidiaries, joint ventures in which we may be invested, individual directors, officers, employees and agents, and those of our Sponsor, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the “FCPA.” The FCPA prohibits United States companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Additionally, we are aggressively growing our business through acquisitions, and as a result, may expose ourselves to FCPA or similar violations if our due diligence processes are unable to uncover or detect existing violations of applicable anti-corruption laws. As a result, business dealings between us and our Sponsor and any such foreign official could expose our company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between our company and a private third party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, as well as other remedial measures. Additionally, under certain of our PPAs such violations entitle counterparties to terminate the agreement. We have established policies and procedures designed to assist us and our personnel in complying with applicable United States and non-U.S. laws and regulations; however, we cannot assure you that these policies and procedures will completely eliminate the risk of a violation of these legal requirements, and any such violation (inadvertent or otherwise) could have a material adverse effect on our business, financial condition and results of operations.

Changes in local policies regarding high interest rates may affect the results of our operations.

Our projects are located in countries, such as Brazil, that have traditionally adopted a monetary policy that maintains high interest rates in order to offset inflation. These monetary policies can inhibit economic growth and reduce industrial power consumption. As a result, future investments in power generation may be limited due to lower market prices for electricity than currently expected.

We are subject to claims in the ordinary course of business.

We are involved in various disputes, litigation and regulatory matters incidental to our business, including employment matters, commercial disputes, government contract compliance matters, disputes regarding environmental clean-up costs and other matters arising out of the normal course of our business. For example, we are currently in a dispute with Gujarat Urja Vikas Nigam Ltd., the offtaker for certain of our Indian projects, relating to a proposed reduction of tariffs under the relevant PPAs and a change in shareholder structure that occurred following the effective dates of the relevant PPAs. If we are unsuccessful, the relevant tariffs may be reduced or the PPA may be deemed void. For more information, see “Business—Legal proceedings.” We intend to vigorously defend ourselves in such matters. From time to time, we are named as a defendant in cases as a result of our generation of electricity. While the impact of these disputes or litigation has historically been immaterial, there can be no assurance that the impact of pending or future claims will not be material to our business, financial condition or results of operations in the future.

Under Brazilian law, we are strictly liable for any damages resulting from inadequate supply of electricity to distribution companies, and our contracted insurance policies may not fully cover such damages.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity to distribution companies, such as abrupt interruptions or disturbances arising from the generation, distribution or transmission systems. Accordingly, we may be held liable for such damages even if we were not at fault. As a result of the inherent uncertainty involved in these matters, we do not maintain any provisions in relation to potential damage, and these interruptions or disturbances may not be covered by our insurance policies or may exceed the coverage limits of such policies. Accordingly, if we are found liable of damages in a material amount, our financial condition and results of operations would be materially adversely affected to a greater degree than those claims where we have recorded reserve provisions.

Risks related to our relationship with our Sponsor

Our Sponsor will be our controlling stockholder and will exercise substantial influence over us, and we are highly dependent on our Sponsor.

Our Sponsor will beneficially own all of our outstanding Class B common stock upon completion of this offering. Each share of our outstanding Class B common stock will entitle our Sponsor to 100 votes on all matters presented to our stockholders generally. As a result of its ownership of our Class B common stock, our Sponsor will possess approximately 98.4% (or approximately 98.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of our Class A common stock and Class B common stock even though our Sponsor will own only 38.8% of our Class A common stock and Class B common stock on a combined basis (or approximately 34.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B Units (and shares of Class B common stock) held by our Sponsor. However, our Sponsor will continue to have a controlling interest in our voting stock and has expressed its intention to maintain a controlling interest in us going forward. As a result of this ownership, our Sponsor will continue to have a substantial influence on our affairs and its voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and approval of mergers or sale of all or substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, our Sponsor, for so long as it and its controlled affiliates possess a majority of the combined voting power, will have the power to appoint all of our directors. Our Sponsor will also have a right to specifically designate up to four additional directors to our board of directors until such time as our Sponsor and its controlled affiliates cease to own shares representing a majority voting power in us. Our Sponsor may cause corporate actions to be taken even if its interests conflict with the interests of our other stockholders (including holders of our Class A common stock). See “Certain relationships and related party transactions—Procedures for review, approval and ratification of related-person transactions; conflicts of interest.”

Furthermore, we will depend on the management and administration services provided by or under the direction of our Sponsor under the Management Services Agreement. Other than personnel designated as dedicated to us, SunEdison personnel and support staff that provide services to us under the Management Services Agreement will not be required to, and we do not expect that they will, have as their primary responsibility the management and administration of our business or act exclusively for us. Under the Management Services Agreement, our Sponsor will have the discretion to determine which of its employees will perform assignments required to be provided to us under the Management Services Agreement. Certain personnel, including our Chief Executive Officer, may be designated to perform services for us and for TerraForm Power at the same time. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Management Services Agreement will continue in perpetuity, until terminated in accordance with its terms. The non-compete provisions of the Management Services Agreement will survive termination indefinitely.

The Support Agreement provides us the option to purchase additional projects that have Projected FTM CAFD of at least $1.4 billion through the fifth anniversary of the completion of this offering. The Support Agreement also provides us a right of first offer with respect to the SunEdison ROFO Projects. Any failure by our Sponsor to perform its requirements under these arrangements or the failure by us to identify and contract with replacement service providers, if required, could adversely affect the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to consummate future acquisitions from our Sponsor.

Our ability to grow through acquisitions depends, in part, on our Sponsor’s ability to identify and present us with acquisition opportunities. While SunEdison established our company to hold and acquire a diversified suite of power-generating assets, there are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from our Sponsor.

In particular, the question of whether a particular asset is suitable is highly subjective and is dependent on a number of factors, including an assessment by our Sponsor relating to our liquidity position at the time, the risk profile of the opportunity and its fit with the balance of our portfolio. If our Sponsor determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf.

In making these determinations, our Sponsor may be influenced by factors that result in a misalignment or conflict of interest. See “—Risks related to our business—The growth of our business depends on locating and acquiring interests in attractive clean energy markets from our Sponsor and unaffiliated third parties at favorable prices. Additionally, even if we consummate acquisitions on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.”

The departure of some or all of our Sponsor’s employees, particularly executive officers or key employees, could prevent us from achieving our objectives.

Our growth strategy relies on our and our Sponsor’s executive officers and key employees for their strategic guidance and expertise in the selection of projects that we may acquire in the future. Because the solar power industry is relatively new, there is a scarcity of experienced executives and employees in the solar power industry. The same is true of the wind power industry. Our future success will depend on the continued service of these individuals. Our Sponsor has experienced departures of key professionals and personnel in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of our Sponsor’s professionals or a material portion of its employees who perform services for us or on our behalf, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Management Services Agreement will not require our Sponsor to maintain the employment of any of its professionals that are providing services to us or, to cause any particular professional to provide services to us or on our behalf and our Sponsor may terminate the employment of any professional. Additionally, our Chief Executive Officer also serves as the chief executive officer of TerraForm Power and is not contractually or otherwise required to allocate any specific amount of time to matters pertaining to our business.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and holders of our Class A common stock, on the one hand, and our Sponsor, on the other hand. Immediately prior to the completion of this offering, we will enter into the Management Services Agreement with our Sponsor. Our executive officers will be employees of our Sponsor and certain of them will continue to have equity interests in our Sponsor and TerraForm Power and, accordingly, the benefit to our Sponsor from a transaction between us and our Sponsor will proportionately inure to their benefit as holders of equity interests in our Sponsor. Following the completion of this offering, our Sponsor will be a related party under the applicable securities laws governing related party transactions and may have interests which differ from our interests or those of holders of our Class A common stock, including with respect to the types of acquisitions made, the timing and amount of dividends by Global, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

Any material transaction between us and our Sponsor (including the acquisition of Call Right Projects and SunEdison ROFO Projects) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance and Conflicts Committee, as discussed in “Management—Committees of the board of directors—Corporate Governance and Conflicts Committee.” Those of our executive officers who will continue to have economic interests in our Sponsor following the completion of this offering may be conflicted when advising our Corporate Governance and Conflicts Committee or otherwise participating in the negotiation or approval of such transactions. These executive officers have significant project- and industry-specific expertise that could prove beneficial to our Corporate Governance and Conflicts Committee’s decision-making process and the absence of such strategic guidance could have a material adverse effect on the Corporate Governance and Conflicts Committee’s ability to evaluate any such transaction. Furthermore, the creation of our Corporate Governance and Conflicts Committee and our related party transaction approval policy may not insulate us from derivative claims pertaining to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to expend significant management time and financial resources in the defense thereof.

Additionally, to the extent we fail to appropriately deal with any such claims, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The holder or holders of our IDRs may elect to cause Global LLC to issue Class B1 units to it or them in connection with a resetting of target distribution levels related to the IDRs, without the approval of our Corporate Governance and Conflicts Committee or the holders of Global LLC’s units, us as manager of Global LLC, or our board of directors (or any committee thereof). This could result in lower distributions to holders of our Class A common stock.

The holder or holders of a majority of the IDRs (initially our Sponsor through a wholly owned subsidiary) have the right, if the Subordination Period has expired and if we have made cash distributions in excess of the then-applicable Third Target Distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on Global LLC’s cash distribution levels at the time of the exercise of the reset election. The right to reset the target distribution levels may be exercised without the approval of the holders of Global LLC’s units, us, as manager of Global LLC, or our board of directors (or any committee thereof). Following a reset election, a baseline distribution amount will be calculated as an amount equal to the average cash distribution per Class A unit, Class B1 unit and Class B unit for the two consecutive fiscal quarters immediately preceding the reset election, such amount is referred to as the “Reset Minimum Quarterly Distribution,” and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the Reset Minimum Quarterly Distribution.

In connection with the reset election, the holders of the IDRs will receive Global LLC’s Class B1 units and shares of our Class B1 common stock. Therefore, the reset of the IDRs will dilute existing stockholders’ ownership. This dilution of ownership may cause dilution of future distributions per share as a higher percentage of distributions per share would go to our Sponsor or a future owner of the IDRs if the IDRs are sold.

We anticipate that our Sponsor would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions without such conversion. However, it is possible that our Sponsor (or another holder) could exercise this reset election at a time when Global LLC is experiencing declines in aggregate cash distributions or is expected to experience declines in its aggregate cash distributions. In such situations, the holder of the IDRs may desire to be issued Class B1 units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause Global (which will hold all of Global LLC’s Class A units), and, in turn, holders of our Class A common stock, to experience a reduction in the amount of cash distributions that they would have otherwise received had Global LLC not issued new Class B1 units to the holders of the IDRs in connection with resetting the target distribution levels. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

The IDRs may be transferred to a third party without the consent of holders of Global LLC’s units, us, as manager of Global LLC, or our board of directors (or any committee thereof).

Our Sponsor may not sell, transfer, exchange, pledge (other than as collateral under its credit facilities) or otherwise dispose of the IDRs to any third party (other than its controlled affiliates) until after it has satisfied its $1.4 billion aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. Our Sponsor will pledge the IDRs as collateral under its existing credit agreement concurrently with the consummation of this offering, but the IDRs may not be transferred upon foreclosure until after our Sponsor has satisfied its Projected FTM CAFD commitment to us. After that period, our Sponsor may transfer the IDRs to a third party at any time without the consent of the holders of Global LLC’s units, us, as manager of Global LLC, or our board of directors (or any committee thereof). However, our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms. If our Sponsor transfers the IDRs to a third party, our Sponsor would not have the same incentive to grow our business and increase quarterly distributions to holders of Class A common stock over time. For example, a transfer of IDRs by our Sponsor could reduce the likelihood of our Sponsor accepting offers made by us relating to assets owned by our Sponsor, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our portfolio.

If we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units.

We are entirely dependent upon distributions we receive from Global LLC in respect of the Class A units held by us for payment of our expenses and other liabilities. We must make provisions for the payment of our income tax liabilities, if any, before we can use the cash distributions we receive from Global LLC to make distributions to our Class A common stockholders. If we incur material tax liabilities, our distributions to holders of our Class A common stock may be reduced. However, the cash available to make distributions to the holders of the Class B units and IDRs issued by Global LLC (all of which will initially be held by our Sponsor), or to the holders of any Class B1 units that may be issued by Global LLC in connection with an IDR reset or otherwise, will not be reduced by the amount of our tax liabilities. As a result, if we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units of Global LLC.

Our ability to terminate the Management Services Agreement early will be limited.

The Management Services Agreement will provide that we may terminate the agreement upon 90 days’ prior written notice to our Sponsor upon the occurrence of any of the following: (i) our Sponsor defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice thereof is given to our Sponsor; (ii) our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; (iv) upon the happening of certain events relating to the bankruptcy or insolvency of our Sponsor; or (v) on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock. Furthermore, if we request an amendment to the scope of services provided by our Sponsor under the Management Services Agreement and we are not able to agree with our Sponsor as to a change to the service fee resulting from a change in the scope of services within 180 days of the request, we will be able to terminate the agreement upon 30 days’ prior notice to our Sponsor.

We will not be able to terminate the agreement for any other reason, and the agreement continues in perpetuity until terminated in accordance with its terms. The Management Services Agreement includes non-compete provisions that will prohibit us from engaging in certain activities competitive with our Sponsor’s power project development and construction business. These non-compete provisions will survive termination indefinitely. If our Sponsor’s performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our Class A common stock could suffer.

If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms, or at all.

We will rely on our Sponsor to provide us with management services under the Management Services Agreement and will not have independent executive, senior management or other personnel. The Management Services Agreement will provide that our Sponsor may terminate the agreement upon 90 days’ prior written notice of termination to us upon the occurrence of any of the following: (i) we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to our Sponsor and the default continues unremedied for a period of 30 days after written notice of the breach is given to us; (ii) upon the happening of certain events relating to our bankruptcy or insolvency; or (iii) on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock. If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, in light of our Sponsor’s familiarity with our assets, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as our Sponsor does under the Management Services Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operation and cash flows.

We must still agree on a number of additional matters covered by the Support Agreement, including the timeline for the Call Right Projects.

Pursuant to the Support Agreement, our Sponsor will provide us with the right, but not the obligation, to purchase for cash certain clean energy projects from its project pipeline with aggregate Projected FTM CAFD of at least $1.4 billion by the fifth anniversary of the completion of this offering. Our Sponsor may, however, remove a project under construction from the Call Right Project list if, in its reasonable discretion, a project is unlikely to be successfully completed or, with respect to an operating Call Right Project, if we have not exercised the call right with respect to such project within twelve months of it being included in the Support Agreement. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

The Support Agreement also provides that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired Call Right Projects that are projected to generate the specified minimum amount of Projected FTM CAFD covered by the Support Agreement. These additional Call Right Projects must satisfy certain criteria, including being subject to a fully executed PPA (or expected to have a fully executed PPA prior to the commencement of commercial operations) with a creditworthy counterparty. The price for each Call Right Project will be the fair market value. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value and Projected FTM CAFD of each Call Right Project within a reasonable time after it is added to the list of identified Call Right Projects. If we are unable to agree on the fair market value or Projected FTM CAFD for a project within 90 calendar days after it is added to the list (or such shorter period as will still allow us to complete the call right exercise process), we or our Sponsor, upon written notice from either party, will engage a third-party advisor to determine the disputed item so that such material economic terms reflect common practice in the relevant market. The other economic terms with respect to our purchase of a Call Right Project will also be determined by mutual agreement or, if we are unable to reach agreement, by a third-party advisor. We may not achieve all of the expected benefits from the Support Agreement if we are unable to mutually agree with our Sponsor with respect to these matters. Until the price for a Call Right Project is agreed or determined, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, we have the right to match the price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. In addition, our effective remedies under the Support Agreement may also be limited in the event that a material dispute with our Sponsor arises under the terms of the Support Agreement.

In addition, our Sponsor has agreed to grant us a right of first offer on any of the SunEdison ROFO Projects that it determines to sell or otherwise transfer during the six-year period following the completion of this offering. Under the terms of the Support Agreement, our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a SunEdison ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such SunEdison ROFO Project to a third party. However, our Sponsor will not be obligated to sell any of the SunEdison ROFO Projects and, as a result, we do not know when, if ever, any SunEdison ROFO Projects will be offered to us. Furthermore, in the event that our Sponsor elects to sell SunEdison ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the assets to a third party or not sell the assets at all.

The liability of our Sponsor is limited under our arrangements with it and we have agreed to indemnify our Sponsor against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith. In addition, under the Management Services Agreement, the liability of our Sponsor and its affiliates will be limited to the fullest extent permitted by law to conduct involving bad faith, fraud, willful misconduct or gross negligence or, in the case of a criminal matter, action that was known to have been unlawful. In addition, we will agree to indemnify our Sponsor to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in our Sponsor tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which our Sponsor is a party may also give rise to legal claims for indemnification that are adverse to us or holders of our Class A common stock.

Risks inherent in an investment in us

We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level and timing of capital expenditures we make;

•	the completion of ongoing construction activities on time and on budget;

•	the level of our operating and general and administrative expenses, including reimbursements to our Sponsor for services provided to us in accordance with the Management Services Agreement;

•	seasonal variations in revenues generated by the business;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	fluctuations in foreign exchange rates;

•	restrictions contained in our debt agreements (including our project-level financing, the indenture governing the Senior Notes and, if applicable, our Revolver); and

•	other business risks affecting our cash levels.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock. Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements generally prohibit distributions from the project entities prior to COD and, in certain cases, for a period after COD, and thereafter prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios, and, in the case of our Indian projects, the consent of the lender is obtained. Our Revolver and the indenture governing the Senior Notes will also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default.

Global LLC’s CAFD will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See “Management’s discussion and analysis of financial condition and results of operations—Factors that significantly affect our results of operations and business—Seasonality.” As a result, we may cause Global LLC to reduce the amount of cash it distributes to its members in a particular quarter to establish reserves to fund distributions to its members in future periods for which the cash distributions we would otherwise receive from Global LLC would otherwise be insufficient to fund our quarterly dividend. If we fail to cause Global LLC to establish sufficient reserves, we may not be able to maintain our quarterly dividend with respect to a quarter adversely affected by seasonality.

Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please read “Cash dividend policy.”

Capital controls could limit our ability to finance the acquisition of renewable energy projects and our ability to repatriate cash.

Certain jurisdictions in which projects in our initial portfolio are located or in which we expect to acquire projects in the future impose capital controls that either restrict investment by foreign sources, restrict the transfer of capital to foreign recipients or both. For example, South Africa currently has an exchange control regime which includes restrictions on exporting capital from South Africa and which may accordingly place constraints on cash flows from the South African projects. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. Similarly, companies incorporated in India are subject to regulatory restrictions on borrowing in foreign currencies and the granting of security interests in collateral. Such restrictions could limit our ability to raise financings on competitive terms and refinance existing indebtedness. Additionally, our ability to borrow money against the collateral located in India is subject to exchange control regulations in India and may require the prior approval of the Indian regulatory authorities.

The assumptions underlying the forecasts and targeted growth rate presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution, in the aggregate and/or on a per-share basis, to differ materially from our forecasts.

The forecasts presented elsewhere in this prospectus only include projects that are in our initial portfolio and were prepared using assumptions that our management believes are reasonable. See “Cash dividend policy—Assumptions and considerations.” These include assumptions regarding the future operating costs of our facilities, the dates that projects in our initial portfolio will reach COD, our facilities’ future level of power generation, interest rates, administrative expenses, tax treatment of income, future capital expenditure requirements, budget and the absence of material adverse changes in economic conditions or government regulations. They also include assumptions based on solar and wind resource studies and hydrological evaluations that take into account meteorological conditions and on the availability of our facilities. The forecasts assume that no unexpected risks materialize during the forecast periods. Any one or more than one of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecasts. There can be no assurance that the assumptions underlying the forecasts presented elsewhere in this prospectus will prove to be accurate. Actual results for the forecast periods will likely vary from the forecast results and those variations may be material. We make no representation that actual results achieved in the forecast periods will be the same, in whole or in part, as those forecasted herein.

The factors described above may also impact our ability to achieve our target dividend per share annual growth rate over the three-year period following the completion of this offering. This target assumes that no unexpected risks materialize over the next three years and is based on additional assumptions, including the market value of projects we acquire from third parties, our cost of capital, the ratio of debt to equity with respect to the financing of acquisitions and whether we have the financial resources to acquire call right projects and the timing of such acquisitions. Even if the Projected FTM CAFD commitment is satisfied we may not achieve the targeted growth rate. Our Sponsor is not obligated to sell us any of the Call Right Projects at a price that will allow us to achieve our targeted growth rate. Accordingly, we may not be able to consummate acquisitions with our Sponsor or unaffiliated third parties that enable us to achieve our targeted growth rate.

On a pro forma basis, we would not have had sufficient CAFD to pay the full initial quarterly distribution on all of our common units for the three months ended March 31, 2015 or the year ended December 31, 2014.

Global LLC must generate approximately $57.9 million and $231.5 million of CAFD for us to pay the aggregate initial quarterly distributions for the next one and four quarters, respectively, on all of our common stock that will be outstanding immediately following this offering, assuming no reserves are established. The amount of pro forma CAFD was $29.3 million and $154.7 million for the three months ended March 31, 2015 and for the year ended December 31, 2014, respectively, which would have allowed us to pay 59.5% and 78.6% of the aggregate initial quarterly distribution on all of our common stock during those periods after reserving 15% of CAFD as a reserve for the prudent conduct of our business. For a calculation of our ability to make cash distributions to our stockholders based on our historical as adjusted results, see “Cash distribution policy.” If Global LLC is not able to generate additional cash for distribution to us in future periods, we may not be able to pay the full initial quarterly distribution or any amount on our common stock, in which event the market price of our Class A common stock may decline materially.

We are a holding company and our only material asset after completion of this offering will be our interest in Global LLC, and we are accordingly dependent upon distributions from Global LLC and its subsidiaries to pay dividends and taxes and other expenses.

Global is a holding company and has no material assets other than its ownership of membership interests in Global LLC, a holding company that will have no material assets other than its interest in Global Operating LLC, whose sole material assets are the projects that have been or will be contributed to it by SunEdison in the Contributed Projects and the projects that have been or will be acquired through any acquisitions. None of Global, Global LLC or Global Operating LLC have any independent means of generating revenue. We intend to cause Global Operating LLC’s subsidiaries to make distributions to Global Operating LLC and, in turn, make distributions to Global LLC, and, Global LLC, in turn, to make distributions to Global in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds to pay a quarterly cash dividend to holders of our Class A common stock or otherwise, and Global Operating LLC or Global LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds (including as a result of Global Operating LLC’s operating subsidiaries being unable to make distributions), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

Market interest rates may have an effect on the value of our Class A common stock.

One of the factors that will influence the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then current market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient cash available for distribution or otherwise, investors may seek alternative investments with higher yield, which would result in selling pressure on, and a decrease in the market price of, our Class A common stock. As a result, the price of our Class A common stock may decrease as market interest rates increase.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $4.82 per share, because the assumed initial public offering price of $20.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A common stock on an as adjusted basis giving effect to the Organizational Transactions. The as adjusted net tangible book value of our Class A common stock is $7.23 per share. For additional information, see “Dilution.”

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

If we are deemed to be an investment company under the Investment Company Act of 1940, or the “Investment Company Act,” our business would be subject to applicable restrictions under the Investment Company Act, which could make it impractical for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business, and we intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Market volatility may affect the price of our Class A common stock and the value of your investment.

Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including general market and economic conditions, disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or dividends; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our Sponsor, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of the Management Services Agreement or additions or departures of our Sponsor’s key personnel; changes in market valuations of similar power generation companies; and speculation in the press or investment community regarding us or our Sponsor.

In addition, securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading price of our Class A common stock.

We are a “controlled company,” controlled by our Sponsor, whose interest in our business may be different from ours or yours.

Each share of our Class B common stock will entitle our Sponsor or its controlled affiliates to 100 votes on matters presented to our stockholders generally. Following the completion of this offering, our Sponsor will own all of our Class B common stock, representing 38.8% of our Class A common stock, Class B common stock and Class B1 common stock on a combined basis and representing approximately 98.4% of our combined voting power, based on the assumptions set forth in “Summary—The offering—Certain assumptions,” including no exercise by the underwriters of their option to purchase additional shares. Therefore, our Sponsor will control a majority of the vote on all matters submitted to a vote of the stockholders including the election of our directors, for the foreseeable future following this offering even if its ownership of our Class B common stock represents less than 50% of the outstanding Class A common stock, Class B common stock and Class B1 common stock on a combined basis. As a result, we will be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we will be permitted to opt out of the NASDAQ Global Select Market listing requirements that would require (i) a majority of the members of our board of directors to be independent, (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or (iii) an annual performance evaluation of the nominating and governance and compensation committees. We intend to rely on exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees.

The NASDAQ Global Select Market listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. As further described above in “—Risks related to our relationship with our Sponsor,” it is possible that the interests of our Sponsor may in some circumstances conflict with our interests and the interests of holders of our Class A common stock. Should our Sponsor’s interests differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that holders of our Class A common stock may consider favorable, including transactions in which such stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove members of our management. These provisions include:

•	a prohibition on stockholder action through written consent once our Sponsor ceases to hold a majority of the combined voting power of our common stock;

•	a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;

•	the right of our Sponsor as the holder of our Class B common stock, to appoint up to two additional directors to our board of directors;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, or the “DGCL,” prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of these provisions in our charter documents following the completion of the Organizational Transactions and Delaware law, the price investors may be willing to pay in the future for shares of our Class A common stock may be limited. See “Description of capital stock—Antitakeover effects of Delaware law and our certificate of incorporation and bylaws.”

You may experience dilution of your ownership interest due to the future issuance of additional shares of our Class A common stock.

We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, future acquisitions or to support our projected capital expenditures. As a result, we may require additional funds from further equity or debt financings, including sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation, we will be authorized to issue 2,750,000,000 shares of Class A common stock, 200,000,000 shares of Class B common stock, 550,000,000 shares of Class B1 common stock and 50,000,000 shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for our Class A common stock in this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

There is no existing market for our Class A common stock, and we do not know if one will develop with adequate liquidity to sell our Class A common stock at prices equal to or greater than the offering price.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Select Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling our Class A common stock that you purchase in this offering. The initial public offering price for our Class A common stock was determined by negotiations between us, SunEdison and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering or at all.

Future sales of our common stock by our Sponsor, the investors in the Private Placements or third-party developers receiving shares in connection with project acquisitions may cause the price of our Class A common stock to fall.

The market price of our Class A common stock could decline as a result of sales of such shares (issuable to our Sponsor upon the exchange of some or all of its Class B units or Class B1 units of Global LLC) by our Sponsor into the market, by the investors in the Private Placements, by third-party developers receiving shares in connection with project acquisitions or the perception that these sales could occur. After the completion of this offering, we will have 2,750,000,000 shares of Class A common stock authorized and 109,509,668 shares of Class A common stock outstanding (or 117,995,168 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The number of outstanding shares includes 56,570,000 shares of Class A common stock (or 65,055,500 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) that we are selling in this offering, which may be resold immediately in the public market. All of the remaining shares of Class A common stock, or approximately 52,939,668 shares, or 48.3% of our total outstanding shares of Class A common stock (or 44.9% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and all of the outstanding shares of our Class B common stock, are restricted from immediate resale under the lock-up agreements entered into between the holders thereof, including our Sponsor, executive officers and directors, the Private Placement investors, third-party developers receiving shares of Class A common stock in connection with project sale transactions and the underwriters as described in “Underwriting (conflicts of interest).” These shares (including shares of Class A common stock issuable to our Sponsor upon the exchange of some or all of its Global LLC Class B units or Class B1 units) will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, is 180 days after the date of the closing of this offering, subject to compliance with the applicable requirements of Rule 144 promulgated under the Securities Act.

The market price of our Class A common stock may also decline as a result of our Sponsor disposing or transferring some or all of our outstanding Class B common stock, which disposals or transfers would reduce our Sponsor’s ownership interest in, and voting control over, us. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Our Sponsor and certain of its affiliates and the investors in the Private Placements have certain demand and piggyback registration rights with respect to shares of our Class A common stock issuable upon the exchange of Class B units or Class B1 units of Global LLC. The presence of additional shares of our Class A common stock trading in the public market, as a result of the exercise of such registration rights may have a material adverse effect on the market price of our securities. See “Certain relationships and related party transactions—Registration Rights Agreement.”

Our Sponsor has pledged the shares of Class B common stock that it owns to its lenders under its credit facility. If the lenders foreclose on these shares, the market price of our shares of Class A common stock could be materially adversely affected.

Our Sponsor has pledged all of the shares of Class B common stock that it owns to its lenders as security under its credit facility with Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank AG New York Branch, as joint lead arrangers and joint syndication agents, Goldman Sachs Bank USA, Deutsche Bank AG New York Branch, Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners, and the lenders identified in the credit agreement. If SunEdison breaches certain covenants and obligations in its credit facility, an event of default could result and the lenders could exercise their right to accelerate all the debt under the credit facility and foreclose on the pledged shares (and a corresponding number of Class B units). While the pledged shares are subject to the 180-day lock-up restrictions described in “Shares eligible for future sale—Lock-up agreements,” any future sale of the shares of Class A common stock received upon foreclosure of the pledged securities after the expiration of the lock-up period could cause the market price of our Class A common stock to decline. In addition, because SunEdison owns a majority of the combined voting power of our common stock, the occurrence of an event of default, foreclosure, and a subsequent sale of all, or substantially all, of the shares of Class A common stock received upon foreclosure of the pledged securities could result in a change of control, even when such change may not be in the best interest of our stockholders.

We will incur increased costs as a result of being a publicly traded company.

As a public company we will incur additional legal, accounting and other expenses that have not been reflected in our predecessor’s historical financial statements or our pro forma financial statements. In addition, rules implemented by the SEC and the NASDAQ Global Select Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will result in our incurrence of legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our legal, accounting and other expenses relating to being a publicly traded company will be paid for by our Sponsor pursuant to the terms of the Management Services Agreement. The Management Services Agreement does not have a fixed term, but may be terminated by us or our Sponsor in certain circumstances. Following the termination of the Management Services Agreement we will be required to pay for these expenses directly. See “Certain relationships and related party transactions—Management Services Agreement.”

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Prior to completion of this offering, we have not operated as a public company and have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2016, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable assessment in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our Class A common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure; (ii) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (iii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation. In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore, we are electing to delay adoption of new or revised accounting standards and, as a result, we may choose not to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the price for our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks related to taxation

In addition to reading the following risk factors, if you are a non-U.S. investor, please read “Material United States federal income tax consequences to non-U.S. holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.

We expect to generate NOLs and NOL carryforwards that we can utilize to offset all but an insignificant portion of our future taxable income. Based on our current portfolio of assets and the projected allocations of depreciation and amortization deductions, and subject to tax obligations resulting from potential tax audits, we do not expect to pay significant United States federal income tax in the near term. However, in the event these losses are not generated as expected, are successfully challenged by the IRS (in a tax audit or otherwise), or are subject to future limitations as a result of an “ownership change” as discussed below, our ability to realize these future tax benefits may be limited. Any such reduction, limitation, or challenge may result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and operating results.

Our ability to use NOLs to offset future income may be limited.

Our ability to use NOLs generated in the future could be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the United States Internal Revenue Code of 1986, as amended, or the “Code.” In general, an ownership change occurs if the aggregate stock ownership of certain holders (generally 5% holders, applying certain look-through and aggregation rules) increases by more than 50% over such holders’ lowest percentage ownership over a rolling three-year period. If a corporation undergoes an ownership change, its ability to use its pre-change NOL carryforwards and other pre-change deferred tax attributes to offset its post-change income and taxes may be limited. Future sales of our Class A common stock by SunEdison, as well as future issuances by us, could contribute to a potential ownership change.

A valuation allowance may be required for our deferred tax assets.

Our expected NOLs will be reflected as a deferred tax asset as they are generated until utilized to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to holders of our Class A common stock may be taxable as dividends.

If we make distributions from current or accumulated earnings and profits as computed for United States federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary dividend income for United States federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for United States federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur.

You may be subject to Indian taxes on income arising through the sale of our equity shares.

Several of our projects are located in India. Pursuant to the Indian Income Tax Act, 1961, as amended, or “Indian Income Tax Act,” income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside of India, will be taxable in India if such share or interest derives its value, directly or indirectly, substantially from assets located in India. This tax is applicable whether or not the seller of such share or interest has a residence, place of business, business connection or any other presence in India. The Indian Income Tax Act does not currently define the term “substantially.” If it is determined that these Indian Income Tax Act provisions apply to shares of our Class A common stock, any transfer of such shares may be taxable in India, subject to the protections, if any, available under a double taxation agreement entered into by the Government of India with the country of which the transferor is a resident. Budget proposals currently pending in India would define “substantially” to require the fair market value of Indian assets to represent at least 50% of the value of all assets owned by the entity. Moreover, such budget proposals would exempt from such tax persons who have not owned over 5% of the stock of the entity in question. There can be no assurance that these budget proposals will be ultimately enacted into law, or that they will be interpreted in a manner consistent with the above description.

United States and foreign tax provisions and policies could change at any time, and such changes may result in a material increase in our estimated future income tax liability.

While we are a U.S. taxpayer, substantially all of our assets are located in foreign tax jurisdictions and are subject to reduced tax rates or are free of tax under various tax holidays that expire in whole or in part from time to time. Many of these holidays may be extended when certain conditions are met, or terminated if certain conditions are not met. If the tax holidays are not extended, or if we fail to satisfy the conditions of the reduced tax rate, of if a change in law revokes a tax holiday, then our effective tax rate could increase in the future.

We are planning to elect to treat our foreign subsidiaries as “flow-through” or “pass-through” entities for United States federal income tax purposes (any such elections being solely for United States federal income tax purposes and not applying for purposes of foreign tax law), and therefore the United States generally will tax us on the earnings of those subsidiaries on a current basis, even if no income is distributed to us. We are subject to risks that foreign countries may restrict distributions from our foreign subsidiaries, in which case we would be subject to United States federal income tax on any such foreign subsidiary’s current earnings, but be unable to receive a distribution to cover the cash tax liability. With respect to any of our foreign subsidiaries that are treated as corporations for United States federal income tax purposes, their earnings generally will not be subject to United States federal income tax until those earnings are distributed to us as a dividend. At the time of the repatriation of earnings from any corporate foreign subsidiaries, the United States generally will tax the foreign earnings as a dividend, allowing a foreign tax credit for any foreign income and certain other creditable foreign taxes previously paid on the earnings.

Changes in tax rates, the expiration or revocation of tax holidays, and changes to the application of foreign tax withholding requirements in foreign jurisdictions where we own power generation assets, as well as any changes in the United States’ tax law, including changes in United States’ tax rates, treatment of income from foreign sources (including the availability of foreign tax credits), and changes to United States’ tax depreciation rules could result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and results of operations.

Cautionary statement concerning forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Summary,” “Cash dividend policy,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

•	the willingness of counterparties to our offtake agreements and ability to fulfill their obligations under such agreements;

•	delays or unexpected developments in connection with the completion of the Pending Acquisitions;

•	price fluctuations, termination provisions and buyout provisions related to our offtake agreements;

•	our ability to enter into contracts to sell power on acceptable terms as our offtake agreements expire;

•	our ability to successfully identify, evaluate and consummate acquisitions;

•	government regulation, including compliance with regulatory and permit requirements and changes in market rules, rates, tariffs and environmental laws;

•

operating and financial restrictions placed on us and our subsidiaries related to agreements governing our indebtedness and other agreements of certain of our subsidiaries and project-level subsidiaries generally and in the agreement governing our Revolver and the indenture governing the Senior Notes;

•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	changes in foreign withholding taxes and foreign currency conversion rates;

•	our ability to compete against conventional and other renewable energy companies;

•

hazards customary to the power production industry and power generation operations, such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, interconnection problems or other developments, environmental incidents, or electric transmission constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	delays or unexpected costs during the completion of construction of our projects;

•	our ability to expand into new business segments or new geographies;

•

economic, social and political risks and uncertainties inherent in our international operations, including that we operate in emerging markets and may expand our operations into countries where we currently have no presence; and

•

our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, manage risks related to international operations and generate earnings and cash flows from our asset-based businesses in relation to our debt and other obligations.

Additional factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk factors” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Use of proceeds

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we expect to receive approximately $1,041.4 million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that additional net proceeds will be approximately $157.4 million, after deducting underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us. We will also receive net proceeds of $62.8 million from the sale of shares of Class A common stock in connection with the Class A Common Private Placement.

We intend to use the net proceeds from this offering and the Class A Common Private Placement to acquire newly issued Class A units of Global LLC, representing 33.5% of Global LLC’s outstanding membership units after this offering (calculated without regard to the IDRs). Global will not retain any net proceeds from this offering or the Class A Common Private Placement.

The following table illustrates the estimated sources and uses of the funds to be used to complete the Organizational Transactions, based on an assumed closing date of this offering of August 5, 2015. Actual amounts may vary from estimated amounts.

Sources of funds		Uses of funds
(in millions)
Class A common stock offered hereby(1)	$1,131.4	Repayment of Bridge Facility	$462.5
Class A Common Private Placement	67.5	Pending Acquisition consideration(4)	854.7
Revolver(2)	—	Repayment of certain project-level debt	957.5
Cash on balance sheet(3)	437.7	Estimated fees and expenses(5)	161.9
Senior Notes(2)	800.0

Total sources	$2,436.6	Total uses	$2,436.6

(1)	We expect to receive approximately $1,041.4 million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us.

(2)	Concurrently with the completion of this offering, Global Operating LLC plans to (i) enter into the Revolver, which will provide for a revolving line of credit of $440.0 million and (ii) issue the Senior Notes. The closing of the Revolver and the issuance of the Senior Notes will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions. We do not expect to have any outstanding borrowings under the Revolver upon completion of this offering. See “Description of certain indebtedness—Revolving credit facility” and “—Senior Notes.”

(3)	Includes net proceeds from the Units Private Placements, the Bridge Facility debt service reserve and unused proceeds from borrowings under the Bridge Facility.

(4)	Global LLC expects to use approximately $854.7 million of net proceeds from this offering, the Class A Common Private Placement and the offering of the Senior Notes to fund the Pending Acquisitions. In the event one or more of the Pending Acquisitions is not completed, the net proceeds that we otherwise intend to use for such purpose will be available to us for general corporate purposes, including other acquisitions of clean energy projects.

(5)	Includes fees and expenses related to entering into the Revolver and the issuance of the Senior Notes, as well as other expenses related to the Organizational Transactions not deducted from the proceeds of this offering when computing net proceeds.

We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares to purchase Class B units and shares of Class B common stock held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us. Accordingly, we will not retain any such excess proceeds. Any such Class B units and Class B common stock purchased from our Sponsor would be immediately cancelled in connection with our receipt of a corresponding number of Class A units.

The Bridge Facility will have outstanding indebtedness of approximately $462.5 million as of the completion of this offering but prior to its repayment. The effective interest rate on borrowings under the Bridge Facility was 8.5% as of December 31, 2014, increased by 0.50% on May 22, 2015 and increases by 0.25% each 90 days thereafter until maturity or the repayment of all outstanding indebtedness under the Bridge Facility. The Bridge Facility consists of a term loan maturing in December 2016.

See “Description of certain indebtedness—Project-level financing arrangements” for additional details regarding our project-level indebtedness.

J.P. Morgan Securities LLC and/or its affiliates acted as arranger of, and is the administrative agent under, our Bridge Facility. Affiliates of each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are lenders under the Bridge Facility. Because affiliates of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC will each receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC is deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting (conflicts of interest).”

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than (i) the net proceeds used by us to purchase Class B units (and the related shares of Class B common stock) in the event the underwriters exercise their option to purchase additional shares of Class A common stock and (ii) the Class B common stock, Class B units of Global LLC and the IDRs issued to it in the Offering Transactions on account of its existing ownership interest. Following completion of this offering, we may elect to use a portion of the net proceeds to fund acquisitions from our Sponsor, including pursuant to the Support Agreement. The Class B common stock will not entitle our Sponsor to any economic interest in Global and the Class B units will entitle our Sponsor, subject to certain limitations on distributions to holders of Class B units during the Subordination Period and the Distribution Forbearance Provisions, to a 38.8% economic interest in Global LLC.

Capitalization

The following table sets forth our predecessor’s cash and cash equivalents, including restricted cash and cash committed for construction projects, and consolidated capitalization as of March 31, 2015 on: (i) a historical basis; (ii) an as adjusted basis to give effect to the Acquisitions; (iii) an as further adjusted basis to give effect to additional Formation Transactions; and (iv) an as further adjusted basis to give effect to the Offering Transactions, including this offering and the application of the net proceeds of this offering in the manner set forth under the heading “Use of proceeds.”

You should read the following table in conjunction with the sections entitled “Use of proceeds,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of certain indebtedness” and our combined financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2015
(in thousands, except share data)	Actual	As adjusted for Acquisitions(1)	As further adjusted for additional Formation Transactions	As further adjusted for Offering Transactions
	(unaudited)
Cash and cash equivalents, including cash committed for construction projects and restricted cash(2)	$213,403	$403,856	$911,900	$763,442

Long-term debt (including current portion):
Revolver(3)	$—	$—	$—	$—
Senior Notes(3)	—	—	—	800,000
Bridge Facility(4)	150,000	150,000	462,467	—
Project-level debt(5)	407,757	1,711,815	1,554,670	774,345

Total long-term debt (including current portion)	$557,757	$1,861,815	$2,017,137	$1,574,345

Equity:
Net parent investment(6)	$69,142	$70,568	$72,877	$—
Class A common stock, par value $0.01 per share, 2,750,000,000 shares authorized, no shares issued and outstanding, actual; 109,509,668 shares issued and outstanding, as adjusted(7)	—	—	—	1,095
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, no shares issued and outstanding, actual; 69,339,432 shares issued and outstanding, as adjusted(7)	—	—	—	693
Class B1 common stock, par value $0.01 per share, 550,000,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—	—	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 authorized and no shares issued and outstanding, as adjusted	—	—	—	—
Additional paid-in capital(8)	—	—	486,250	1,137,306
Accumulated other comprehensive (loss) income	(22,147)	(22,147)	(22,147)	(22,147)
Non-controlling interest	—	86,169	86,169	819,384
Members’ equity(9)	—	1,132,814	1,007,696	—

Total equity	46,995	1,267,404	1,630,845	1,936,331

Total capitalization	$604,752	$3,129,219	$3,647,982	$3,510,676

(1)	Amount includes adjustments for the Acquired Projects and the Pending Acquisitions.

(2)	Amount includes restricted cash, restricted cash, long term and cash committed for construction projects.

(3)	Concurrently with the completion of this offering, Global Operating LLC plans to (i) enter into the Revolver, which will provide for a revolving line of credit of $440.0 million, which we expect will remain undrawn at the completion of this offering, and (ii) issue the Senior Notes. The closing of the Revolver and the issuance of the Senior Notes will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions.

(4)	We entered into the Bridge Facility on December 22, 2014, which provided for borrowings of $150.0 million. On May 6, 2015, the Bridge Facility was amended to increase the aggregate principal commitment to $450 million, of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate commitment to $550.0 million. Borrowings under the Bridge Facility were used to finance acquisitions prior to the completion of this offering or to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio.

(5)	All of our project-level indebtedness is denominated in either U.S. dollars, Indian Rupee, Malaysian Ringgit, South African Rand, Thai Baht, Brazilian Real or Chinese Yuan Renminbi. We converted such indebtedness into U.S. dollars using the applicable conversion rate as of March 31, 2015. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Sources of liquidity—Project-level financing arrangements” and “Description of indebtedness—Project-level financing arrangements.”

(6)	Net parent investment reflects our Sponsor’s interest in the predecessor. This interest will be reclassified to non-controlling interest at the closing of this offering and the other Organizational Transactions.

(7)	These share numbers do not give effect to the exercise of the underwriters’ option to purchase additional shares of our Class A common stock. We intend to use any net proceeds we receive as a result of any such exercise to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, a pro rata portion of the structuring fee and offering expenses payable by us. In that event, the number of shares of Class B common stock will be reduced and the number of shares of Class A common stock will be increased by a corresponding amount.

(8)	Represents proceeds from this offering, the Class A Common Private Placement and the Units Private Placements, net of fees, expenses and restricted cash placed in escrow.

(9)	Members’ equity as adjusted for the Acquisitions reflects the total consideration payable in the Acquisitions. Members’ equity as further adjusted for additional Formation Transactions has been reduced to reflect the cash paid to complete the acquisition of the Acquired Projects and Members’ Equity as further adjusted for Offering Transactions has been reduced to reflect the consideration payable to complete the Pending Acquisitions.

Dilution

Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of March 31, 2015, after giving effect to the Formation Transactions, our net tangible book value would have been approximately $514.0 million, or $4.82 per share of Class A common stock, assuming that our Sponsor exchanged all of its Global LLC Class B units for newly issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$20.00
Net tangible book value per share as of March 31, 2015 after giving effect to the Formation Transactions	$4.82
Increase in as adjusted net tangible book value per share attributable to purchasers in this offering and the Class A Common Private Placement	$2.41

Net tangible book value per share after giving effect to the Organizational Transactions, including this offering and the Class A Common Private Placement and the use of proceeds therefrom		$7.23

Immediate dilution in net tangible book value per share to purchasers in this offering and the Class A Common Private Placement		$12.77

Because our Sponsor does not currently own any Class A common stock, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that our Sponsor exchanged its Global LLC Class B units for newly issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to this offering would be $7.23 per share due to the decrease in Class B common stock owned by our Sponsor and the equivalent increase in Class A common stock purchased by the underwriters. This represents an increase in net tangible book value of $4.82 per share to our existing stockholder and dilution in net tangible book value of $12.77 per share to purchasers in this offering.

The following table sets forth, as of March 31, 2015, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by (i) our Sponsor and the management stockholders, (ii) the purchasers in the Private Placements and

(iii) purchasers of our Class A common stock in this offering, based on our assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming that our Sponsor exchanged all of its Global LLC Class B units for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Shares of Class A common stock		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Our Sponsor and management stockholders(1)	79,300,433	44.3%	$54,547	2.7%	$0.69
Private Placement investors and third-party developers	42,978,667	24.0%	$821,971	40.9%	$19.13
Purchasers in the offering	56,570,000	31.6%	$1,131,400	56.3%	$20.00

Total	178,849,099	100.0%	$2,007,918	100.0%

(1)	The assets contributed by our Sponsor in the Contributed Projects will be recorded at historical cost. The book value of the consideration to be provided by our Sponsor in the Contributed Projects as of March 31, 2015 was approximately $54.5 million.

Cash dividend policy

You should read the following discussion of our cash dividend policy in conjunction with “—Assumptions and considerations” below, which includes the factors and assumptions upon which we base our cash dividend policy. In addition, you should read “Cautionary statement concerning forward-looking statements” and “Risk factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favorable.

For additional information regarding our historical combined results of operations, you should refer to our audited historical combined financial statements as of and for the years ended December 31, 2013 and 2014 and unaudited historical combined financial statements as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 included elsewhere in this prospectus.

General

We intend to pay regular quarterly cash dividends to holders of our Class A common stock. After determining an appropriate reserve for our working capital needs and the prudent conduct of our business, our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intentions to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our CAFD and increase our quarterly cash dividends over time. Our quarterly dividend will initially be set at $0.2750 per share of our Class A common stock, or $1.1000 per share on an annualized basis, and the amount may be changed in the future without advance notice. We established our initial quarterly dividend level based upon a targeted payout ratio by Global LLC of approximately 85% of projected annual cash available for distribution. This dividend payout ratio is not prescribed by our governing documents and is subject to change based on the discretion of our board of directors. We expect our dividend payout ratio to vary as we intend to increase our dividend despite variations in our cash available for distribution from period to period. In addition, we may adjust our dividend payout ratio from time to time based on changes in our portfolio in terms of size and scope, working capital and capital expenditure requirements, operating expenses and market conditions, including acquisition opportunities and our ability to borrow funds and access capital markets.

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on December 15, 2015 to holders of record on December 1, 2015, assuming a completion date of August 5, 2015, we intend to pay a pro-rated initial dividend of $0.1723 per share.

We intend to cause Global LLC to distribute a portion of its CAFD to holders of its units, including to us as the sole holder of the Class A units, to our Sponsor as the sole holder of the Class B units, pro rata based on the number of units held, and, if applicable, to the holders of the IDRs (all of which will initially be held by our Sponsor). In addition, during the Subordination Period described below, the Class B units held by our Sponsor are deemed “subordinated” because for a three-year period, the Class B units will not be entitled to receive any distributions from Global LLC until the Class A units and Class B1 units have received quarterly distributions in an amount equal to $0.2750 per unit, or the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The practical effect of the subordination of the Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units (and Class B1 units, if any).

To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions on its Class B units under certain circumstances. In particular, our Sponsor has agreed to forego any distributions on its Class B units with respect to the third and fourth quarters of 2015 (i.e., distributions declared on or prior to March 31, 2016), and thereafter, under certain circumstances, to forego distributions on its Class B units until the expiration of the Distribution Forbearance Period. Between March 31, 2016 and the end of the Distribution Forbearance Period our Sponsor has agreed to forego distributions on its Class B units to the extent the holders of Class A units have not received distributions in an amount equal to the Minimum Quarterly Distribution plus any arrearages in the payment of Minimum Quarterly Distributions from prior quarters. For a description of the IDRs, the Subordination Period and the Distribution Forbearance Period, including the definitions of Subordination Period, As Delivered CAFD, Closed Acquisition CAFD, CAFD Forbearance Threshold and Distribution Forbearance Period see “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Rationale for our dividend

We have established our initial quarterly dividend level after considering the amount of cash we expect to receive from Global LLC as a result of our membership interest in Global LLC after this offering. In accordance with its operating agreement and our capacity as the sole managing member, we intend to cause Global LLC to make regular quarterly cash distributions to its members in an amount equal to cash available for distribution generated during a particular quarter, less reserves for working capital needs and the prudent conduct of our business, and to use the amount distributed to us to pay regular quarterly dividends to holders of our Class A common stock.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets and maintenance and outage schedules, among other factors. Accordingly, during quarters in which Global LLC generates cash available for distribution in excess of the amount necessary to distribute to us to pay our stated quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distribution in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, receipts from network upgrade reimbursements, all or any portion of the cash on hand or, if applicable, borrowings under our Revolver, to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of future cash available for distribution

We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect our assets will be able to generate for the purposes of our initial dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that “cash available for distribution” each quarter will equal net cash provided by (used in) the operating activities of Global LLC, calculated pursuant to GAAP:

•	plus or minus changes in assets and liabilities as reflected on our statements of cash flows;

•	minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities;

•	minus cash distributions paid to non-controlling interests in our projects, if any;

•

minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period;

•	minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period;

•	plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement;

•

plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities; and

•	plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of our audit committee.

Limitations on cash dividends and our ability to change our cash dividend policy

There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•

As the sole managing member of Global LLC, we and, accordingly, our board of directors will have the authority to establish, or cause Global LLC to establish, cash reserves for working capital needs and the prudent conduct of our business, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements for energy and other environmental attributes, other project contracts, changes in regulated transmission rates, compliance with the terms of non-recourse project-level financing, including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, domestic and international tax laws and tax rates, foreign exchange fluctuations, working capital requirements and the operating performance of the assets. Furthermore, our board of directors may increase, or cause Global LLC to increase reserves to account for the seasonality that has historically existed in our assets’ cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

•

Prior to Global LLC making any cash distributions to its members, Global LLC will reimburse our Sponsor and its affiliates for certain governmental charges they incur on our behalf pursuant to the Management Services Agreement. Global LLC’s amended and restated operating agreement will not limit the amount of governmental charges for which our Sponsor and its affiliates may be reimbursed. The Management Services Agreement will provide that our Sponsor will determine in good faith the governmental charges that are allocable to us. Accordingly, the reimbursement of governmental charges and payment of fees, if any, to our Sponsor and its affiliates will reduce the amount of our cash available for distribution.

•	Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

•	out of its surplus, as defined in and computed in accordance with the DGCL; or

•	in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

•

We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flows shortfalls attributable to a number of operational, commercial or other factors, including low availability, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries.

•

Global LLC’s cash distributions to us and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to Global LLC may be restricted by, among other things, the provisions of existing and future indebtedness, applicable national, provincial, state and local corporation laws and other laws and regulations.

Our ability to grow our business and dividend

We intend to grow our business primarily through the acquisition of contracted clean power generation assets, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flows, long-term prospects and any other matters that our board of directors deems relevant.

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally, our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws or certificate of incorporation (other than a specified number of authorized shares), and there will not be any limitations under our Revolver or in the indenture governing the Senior Notes, on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Minimum quarterly distribution

Upon completion of this offering, the amended and restated operating agreement of Global LLC will provide that, during the Subordination Period, the holders of Class A units (and Class B1 units, if any), will have the right to receive the “Minimum Quarterly Distribution” of $0.2750 per unit for each whole quarter, or $1.1000 per unit on an annualized basis, before any distributions are made to the holders of Class B units. The payment of the full Minimum Quarterly Distribution on all of the Class A units, Class B1 units and Class B units to be outstanding after completion of this offering would require Global LLC to have CAFD of approximately $57.9 million per quarter, or $231.5 million per year (assuming a 15% reserve for the prudent conduct of our business). Global LLC’s ability to make cash distributions at the Minimum Quarterly Distribution rate will be subject to the factors described above under “—Limitations on cash dividends.” The table below sets forth the amount of Class A units, Class B1 units and Class B units that will be outstanding immediately after this offering and the CAFD needed to pay the aggregate Minimum Quarterly Distribution on all of such units for a single fiscal quarter and a four-quarter period (assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock):

	No exercise of option to purchase additional Class A common stock			Full exercise of option to purchase additional Class A common stock
	Aggregate minimum quarterly distribution			Aggregate minimum quarterly distributions
	Number of units	One quarter	Four quarters	Number of units	One quarter	Four quarters
Class A units	109,509,668	$30,115,159	$120,460,634	117,995,168	$32,448,671	$129,794,684
Class B1 units	—	$—	$—	—	$—	$—
Class B units	69,339,432	$19,068,344	$76,273,375	60,853,932	$16,734,831	$66,939,325

Total	178,849,099	$49,183,502	$196,734,009	178,849,099	$49,183,502	$196,734,009

We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and a pro rata portion of the structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Global LLC issuing Class A units to us. When we purchase a Class B unit (and share of Class B stock) from our Sponsor and contemporaneously receive a Class A unit, the aggregate minimum quarterly distribution with respect to the Class A units and Class B units will increase or decrease, respectively, by $0.2750 per quarter and by $1.1000 per four quarters.

Subordination of Class B units

During the Subordination Period, holders of the Class B units are not entitled to receive any distribution until the Class A units and Class B1 units (if any) have received the Minimum Quarterly Distribution for the current quarter plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The Class B units will not accrue arrearages.

To the extent Global LLC does not pay the Minimum Quarterly Distribution on the Class A units and Class B1 units, holders of such units will not be entitled to receive such payments in the future except during the Subordination Period. To the extent Global LLC has CAFD in any future quarter during the Subordination Period in excess of the amount necessary to pay the Minimum Quarterly Distribution to holders of its Class A units and Class B1 units, Global LLC will use this excess cash to pay any distribution arrearages on Class A units and Class B1 units related to prior quarters ending during the Subordination Period before any cash distribution is made to holders of Class B units. After the Subordination Period ends, Class A units and Class B1 units will not accrue arrearages. Please read “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions—Subordination period.”

Distribution Forbearance Period

To reduce the effect on the Class A units of delays (if any) in the closing of the Pending Acquisitions or the completion of the Contributed Construction Projects, our Sponsor has agreed to forego distributions on its Class B units under certain circumstances. In particular, our Sponsor has agreed to forego any distributions on its Class B units with respect to the third and fourth quarters of 2015 (i.e., distributions declared on or prior to March 31, 2016), and thereafter, under certain circumstances, to forego distributions on its Class B units until the expiration of the Distribution Forbearance Period. Between March 31, 2016 and the end of the Distribution Forbearance Period our Sponsor has agreed to forego distributions on its Class B units to the extent the holders of Class A units and Class B1 units have not received distributions in an amount equal to the Minimum Quarterly Distribution plus any arrearages in the payment of Minimum Quarterly Distributions from prior quarters. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Distributions.”

Unaudited pro forma cash available for distribution for the year ended December 31, 2014 and the three months ended March 31, 2015

If we had completed the Organizational Transactions on January 1, 2014, our unaudited cash available for distribution for the year ended December 31, 2014 and the three months ended March 31, 2015 would have been approximately $154.7 million and $29.3 million, of which $80.5 million and $15.2 million, respectively, would have been distributed by Global LLC to Global as the holder of Class A units of Global LLC. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after completion of this offering based on our initial quarterly dividend of $0.2750 per share of our Class A common stock (or $1.1000 per share on an annualized basis).

Our calculation of unaudited pro forma cash available for distribution includes the management fee payable to our Sponsor under the Management Services Agreement. The calculation also reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement. These costs include incremental general and administrative expenses as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation, because those expenses will be paid by our Sponsor under the Management Services Agreement.

Our unaudited pro forma combined financial statements, from which our unaudited cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash method concept, while our predecessor’s historical financial statements were prepared on an accrual basis. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The footnotes to the table below provide additional information about the adjustments and should be read along with the table.

	Pro forma
(in thousands, except share and per share data)	Year ended December 31, 2014	Three months ended March 31, 2015
Operating revenues	$298,899	$112,671
Operating costs and expenses:
Cost of operations	47,420	22,882
Depreciation, amortization and accretion	120,973	31,534
General and administration(1)	40,462	14,911

Total operating costs and expenses	208,855	69,327

Operating income	90,044	43,344
Other (income) expense:
Interest expense	110,625	34,158
Other (income) expense	(13,891)	(3,057)

Total other expense	96,734	31,101

Income before income tax expense	(6,690)	12,243
Income tax expense	8,256	3,832

Net income	(14,946)	8,410

Add:
Depreciation, amortization and accretion	120,973	31,534
Interest expense	110,625	34,158
Income tax expense	8,256	3,832
Stock compensation expense	7,741	1,059

Adjusted EBITDA(2)	$232,649	$78,993

Adjustments to reconcile net income to net cash provided by operating activities:
Net income	$(14,946)	$8,410
Depreciation, amortization, and accretion	120,973	31,534
Other non-cash items	21,919	4,014
Changes in assets and liabilities	16,491	3,298

Net cash provided by operating activities	$144,437	$47,256

Adjustments to reconcile net cash provided by operating activities to cash available for distribution:
Net cash provided by operating activities	$144,437	$47,256
Changes in assets and liabilities	(16,491)	(3,298)
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows	2,284	(9,401)
Cash distributions to non-controlling interests	(6,570)	(2,724)
Scheduled project-level and other debt service repayments	(13,312)	(13,223)
Non-expansionary capital expenditures(3)	(9,537)	(2,723)
Contributions received pursuant to agreements with our Sponsor	53,888	13,388
Other items	—	—

Estimated cash available for distribution by Global LLC	$154,699	$29,275

Estimated cash available for distribution to holders of Class A common stock(4)	$94,722	$17,925
Estimated aggregate annual dividend	$80,514	$15,236
Shares of Class A common stock	109,509,668	109,509,668
Estimated dividend per share of Class A common stock	$0.7352	$0.1391

(1)	Reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

(2)	Adjusted EBITDA, and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by (used in) operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

(3)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.

(4)	Does not give effect to any reductions of distributions on the Class B units during the Distribution Forbearance Period.

Estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016

We forecast that our cash available for distribution during the twelve months ending June 30, 2016 and December 31, 2016 will be approximately $195.8 million and $231.5 million, respectively, of which we forecast $101.9 will be distributed by Global LLC to Global (assuming a 15% reserve for the prudent conduct of our business) as the holder of Class A units of Global LLC for the twelve months ending June 30, 2016 and $120.5 million for the twelve months ending December 31, 2016. This amount (together with our other sources of liquidity) would be sufficient to pay our initial quarterly dividend of $0.2750 per share on all outstanding shares of our Class A common stock immediately after completion of this offering for each quarter in the twelve months ending June 30, 2016 and December 31, 2016. Based on the assumptions described below, we forecast total available liquidity of $1,000.0 million (including $440.0 million of availability under the Revolver) as of June 30, 2016, assuming that we do not acquire any additional projects prior to that date.

We are providing this forecast to supplement our predecessor’s historical combined financial statements and to support our belief that we will have sufficient cash available for distribution to allow Global LLC to make distributions to Global as the holder of Class A units of Global LLC in amounts sufficient to allow Global to pay a regular quarterly dividend on all of our outstanding Class A common stock immediately after completion of this offering for each quarter in fiscal year 2015, at our initial quarterly dividend of $0.2750 per share (or $1.1000 per share on an annualized basis). Please read “—Assumptions and considerations” for further information as to the assumptions we have made for the forecast.

Our forecast is a forward-looking statement and reflects our best estimate and judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take with respect to our initial portfolio of projects during each of the twelve-month periods ending June 30, 2016 and December 31, 2016. Although acquisitions are an important part of our growth strategy, the forecast does not include the effects of, and we have not included any adjustments with respect to, any acquisitions we may complete during the periods covered by our forecast. It should be read together with the historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s discussion and analysis of financial condition and results of operations.” We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under “—Assumptions and considerations,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk factors.” For purposes of our forecast, we have assumed that no unexpected risks will materialize during the forecast periods. Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable us to generate sufficient cash available for distribution to allow Global LLC to make distributions in amounts sufficient to allow us to pay the aggregate annualized regular quarterly dividend on all outstanding shares of our Class A common stock for the twelve-month periods ending June 30, 2016 and December 31, 2016, calculated at the initial quarterly dividend rate of $0.2750 per share (or $1.1000 per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend to holders of our Class A common stock at our initial quarterly dividend level or at all. Inclusion of the forecast in this prospectus should neither be regarded as a fact nor a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, or the “AICPA,” with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and neither our independent auditors nor any other independent accountants assume responsibility for, and claim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution (together with our other sources of liquidity) to allow Global LLC to make distributions to Global as the holder of Class A units of Global LLC in amounts sufficient to allow Global to pay the full regular quarterly dividend on all of our Class A common stock outstanding immediately after the completion of this offering for each quarter in the twelve-month periods ending June 30, 2016 and December 31, 2016, based on our initial quarterly dividend rate of $0.2750 per share (or $1.1000 per share on an annualized basis), should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

TerraForm Global, Inc.

Estimated cash available for distribution

(in thousands, except share and per share data)	12 Months Ending June 30, 2016	Year Ending December 31, 2016
Operating revenues	$397,201	$466,978

Operating costs and expenses:
Cost of operations	70,629	83,175
Depreciation, amortization and accretion	137,770	141,891
General and administration(1)	28,393	27,578

Total operating costs and expenses	236,792	252,644

Operating income	160,410	214,333

Other expense:
Interest expense	125,538	138,453
Other expense(2)	10,476	12,511

Total other expense	136,014	150,964

Income before income tax benefit	24,396	63,370
Income tax benefit	7,155	8,762

Net Income	$17,241	54,607

Add:
Depreciation, amortization and accretion	137,770	141,891
Interest expense	125,538	138,453
Income tax expense	7,155	8,762
Stock compensation expense	7,096	6,281

Adjusted EBITDA(3)	$294,800	$349,994

Adjustments to reconcile net income to net cash provided by operating activities:
Net income	17,241	54,607
Depreciation and accretion	137,770	141,891
Other non-cash items	7,096	6,281
Changes in assets and liabilities	(10,730)	(7,939)

Net cash provided by operating activities	$151,377	$194,840

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	151,377	194,840
Changes in assets and liabilities	10,730	7,939
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows	(1,586)	(1,357)
Cash distributions to non-controlling interests	(15,995)	(14,033)
Scheduled project-level and other debt service repayments	(20,193)	(30,361)
Non-expansionary capital expenditures(3)	(5,561)	(545)
Contributions received pursuant to agreements with our Sponsor	69,396	71,042
Other items	7,641	3,928

Estimated cash available for distribution by Global LLC	$195,808	$231,452

Estimated cash available for distribution to holders of
Class A common stock	119,894	141,718
Estimated aggregate annual dividend	120,461	120,461
Shares of Class A common stock	109,509,668	109,509,668
Estimated dividend per share of Class A common stock	1.1000	1.1000

(1)	Reflects all costs of doing business, including stock compensation expense and all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

(2)	Other (income) expense includes withholding tax payments and foreign exchange hedging costs representing 3% and 2% of project-level CAFD, respectively.

(3)	Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by (used in) operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

(4)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.

Assumptions and considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated Adjusted EBITDA and estimated cash available for distribution for each of the twelve months ending June 30, 2016 and December 31, 2016. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all inclusive, such assumptions are those that we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. We believe that our historical results of operations will approximate those reflected in our forecast. However, we can give no assurance that our forecasted results will be achieved. We have assumed that no unexpected risks will materialize during the forecast periods. There will likely be differences between our forecasted and our historical results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our Class A common stock at the initial quarterly dividend level or at all.

General considerations

•

The forecast assumes that on August 5, 2015, we will raise: (i) net proceeds of $1,041.4 million in this offering (after deducting underwriting discounts and commissions, the structuring fee and offering expenses payable by us) through the issuance of 56,570,000 of our shares of Class A common stock at a price of $20.00 per share; (ii) and net proceeds of $62.8 million from the sale of 3,375,000 shares of our Class A common stock in the Class A Common Private Placement; and (iii) gross proceeds of $800.0 million from the issuance of the Senior Notes. We have also assumed that immediately following the completion of this offering, Global LLC will have 109,509,668 Class A units and 69,339,432 Class B units outstanding and that all of such Class A units will be held by Global. The forecast also assumes that the proceeds of this offering will be used as described in “Use of proceeds” elsewhere in this prospectus and that in connection with the completion of this offering, the other transactions contemplated upon under the heading “Summary—Organizational Transactions” will have been completed on or prior to the closing of this offering (other than the exercise by the underwriters of their option to purchase additional shares of our Class A common stock).

•

The pro forma period for the year ended December 31, 2014 includes the results for our initial portfolio, which have a total net capacity of 1,061.2 MW, which does not include any projects for which we hold a minority interest. Projects with a total net capacity of 344.9 MW are expected to reach COD in 2015.

•	The forecast periods include the results of the projects that will be included in our initial portfolio.

•	The forecast periods include the results of operations for the projects in our initial portfolio, each of which reached COD prior to the beginning of such periods.

•

Revenues reflect the terms specified in the PPAs or similar offtake arrangements for 100% of energy production. The electricity pricing used in the forecast is based on our expected annual electricity generation and contracted sales under PPAs or similar offtake arrangements.

•

Cost of operations and expenses are forecast based on historical experience, contracted service arrangements and other management estimates. We believe the forecast cost structure is reasonable based on leveraging our existing infrastructure, our experience in operating the projects and expected economies of scale from the additional contributed and acquired projects.

•

The forecast assumes our projects will operate within budgeted operating costs, including with respect to operations and maintenance activities pursuant to our O&M agreements and that there will be no unusual, non-recurring or unexpected operating, repair or maintenance charges.

•

The historical period and the forecast periods only include projects that we have included in our initial portfolio and do not include any of the Call Right Projects or the Third-Party Call Right Projects.

Revenue

We estimate that we will generate revenue of $397.2 million for the twelve months ending June 30, 2016 and $467.0 million for the twelve months ending December 31, 2016, compared to $298.9 million for the unaudited pro forma year ended December 31, 2014. The increase in our forecasted periods compared to the historical pro forma period is attributed to higher generation as a result of the additional contributed and acquired projects referenced in the general considerations. We estimate megawatts in operation will be 1,119.5 MW for the twelve months ending June 30, 2016 and 1,406.1 MW for the period ending December 31, 2016, compared to 1,061.2 MW for the unaudited pro forma year ended December 31, 2014. Our revenues are primarily a result of the energy produced at our projects and the rates for incentives and rates for sale of generation established under PPAs for each project. We estimate 3,748.2 GWh of production for the twelve months ending June 30, 2016, and 4,396.3 GWh for the twelve months ending December 31, 2016, compared to 2,426.8 GWh for the unaudited pro forma year ended December 31, 2014. We estimate that 5.6% and 6.2% of revenue will come from incentives in the twelve-month periods ending June 30, 2016 and December 31, 2016, respectively, compared to 0.7% for the unaudited pro forma year ended December 31, 2014. The forecasted amount of revenues with respect to individual projects are approximately proportional to the generation capacity of such project and correlated to the respective dates as of which the project commenced or will commence operations.

None of the projects in our initial portfolio account for more than 19% of forecasted GWh or 13% of forecasted revenue during the periods presented. The six largest projects, or 14% of the projects in our initial portfolio, encompass 21 out of 72, or 29%, of the total sites in our initial portfolio. These six projects account for approximately 55% of GWh and 42% of forecasted revenue during the periods presented. These projects are distributed across a range of sites, and are delineated by separate physical operating systems and grid interconnections, reducing the impact of equipment failures and other operating risks on the entire project.

Cost of operations

We estimate that we will incur a cost for operations expense of $70.6 million for the twelve months ending June 30, 2016 and $83.2 million for the twelve months ending December 31, 2016, compared to $44.7 million for the unaudited pro forma year ended December 31, 2014. This increase in our forecasted periods from the pro forma historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations.

Depreciation, amortization and accretion

We estimate that we will incur depreciation, amortization and accretion expense of $137.8 million for the twelve months ending June 30, 2016 and $141.9 million for the twelve months ending December 31, 2016 compared to $131.4 million for the unaudited pro forma year ended December 31, 2014. This increase in our forecasted periods from the pro forma historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations. Forecasted depreciation and accretion expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under GAAP. We have assumed that the average depreciable asset lives are 25, 30 and 40 years for our wind, solar and hydro-electric energy systems, respectively.

General and administrative

We estimate that we will incur general and administrative expenses of $28.4 million for the twelve months ending June 30, 2016 and $27.6 million for the twelve months ended December 31, 2016, compared to

$32.7 million for the unaudited pro forma year ended December 31, 2014. These expenses include stock compensation expense of $7.1 million and $6.3 million during the twelve months ending June 30, 2016 and December 31, 2016, respectively, and all costs of doing business.

Capital expenditures

We define growth capital expenditures as costs incurred by our Sponsor for contributed projects and payments to third parties for acquired projects. We estimate these costs to be $0.0 million for the twelve months ending June 30, 2016 and $0.0 million for the twelve months ending December 31, 2016, compared to $354.5 million for the unaudited pro forma year ended December 31, 2014.

Financing and other

We estimate that interest expense will be $125.5 million for the twelve months ending June 30, 2016 and $138.5 million for the twelve months ending December 31, 2016, compared to $51.5 million for the unaudited pro forma year ended December 31, 2014. Forecasted interest expense is based on the following assumptions:

•	we estimate that our debt level will be approximately $868.8 million as of June 30, 2016 and $843.9 million as of December 31, 2016; and

•	we estimate that our borrowing costs will average 8.5% and 9.8% for the twelve-month periods ending June 30, 2016 and December 31, 2016, respectively.

We estimate that principal amortization of indebtedness will be $20.2 million for the twelve months ending June 30, 2016 and $30.4 million for the twelve months ending December 31, 2016, compared to $13.3 million for the unaudited pro forma year ended December 31, 2014. The increase is primarily attributed to additional amortization following COD for projects in our initial portfolio and acquisitions.

Our projects

The forecast above assumes that our portfolio of projects will consist of our initial portfolio during the relevant periods. See “Business–Our portfolio–Our initial portfolio.” All the projects we have included in our initial portfolio have already reached their COD, with the exception of eight projects with an aggregate of 286.6 MW, each of which is expected to reach COD in the second half of 2015. Our initial portfolio includes the Contributed Projects, the Acquired Projects and those projects that we expect to acquire in connection with the closing of the Pending Acquisitions. All of the Contributed Projects will be transferred to us prior to or concurrently with the completion of this offering, except for (i) the Contributed Construction Projects, which our Sponsor has committed to contribute to us at the time each project achieves its respective COD, and (ii) the SE 25 project, for which we have the right to receive cash distributions from the project company pursuant to an intercompany debt instrument.

The Pending Acquisitions include (i) approximately 428.6 MW of projects that we expect to acquire substantially concurrently with this offering, (ii) approximately 340.9 MW of projects that we expect to acquire shortly after this offering upon receipt of the necessary governmental and lender consents and (iii) approximately 158.4 MW of projects that we expect to acquire during the remainder of 2015 when such projects are expected to reach COD. Specifically, we do not expect to complete the Pending Acquisitions consisting of an 82.0 MW solar project located in Honduras (Choluteca), a 26.4 MW solar project located in Uruguay (Alto Cielo) or a 50.0 MW wind project located in Costa Rica (Orosi) until the projects achieve their respective COD, which is expected to occur in the second half of 2015. We also do not expect to complete acquisitions of the 41.8 MW hydro project (ESPRA) that is part of the Renova Transaction or 194.0 MW of projects in operation that are being acquired in the GME

Transaction (PESRL, Eolo, Cerro De Hula) until after the completion of this offering upon receipt of the necessary governmental and lender consents. The pending governmental consents are administrative in nature and have required statutory review periods that will not have been completed at the time of this offering.

We have forecasted that the ESPRA project that is part of the Renova Transaction and the PESRL, Eolo and Cerro de Hula projects that are part of the GME Transaction will collectively contribute an aggregate of $78.3 million and $89.1 million to our operating revenues and $21.4 million and $22.9 million to our estimated cash available for distribution by Global LLC for purposes of our projected estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016, respectively. These forecasted amounts may prove to be inaccurate if we do not complete or otherwise encounter unexpected delays in the completion of these Pending Acquisitions. Except as part of the completion of the Pending Acquisitions, we have assumed that we will not make any additional acquisitions during the forecast periods. See “Risk factors–Risks related to our business–Our forecasted and unaudited pro forma financial information included elsewhere in this prospectus assumes the completion of all of the Pending Acquisitions.”

Megawatt-hours sold

Our ability to generate sufficient cash available for distribution to pay dividends to holders of our Class A common stock is primarily a function of the volume of electricity generated and sold by our solar energy projects as well as, to a lesser extent, where applicable, other environmental attributes related to energy generation. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We have assumed that unscheduled outages during the forecast periods will be consistent with our historical experience.

As of March 31, 2015, the weighted average (based on megawatts) remaining life of our PPAs was 19 years. Pricing under the PPAs is contracted for the duration of the contract for all projects. Certain of our PPAs will have price escalators based on an index (such as the consumer price index) or other rates specified in the applicable PPA.

Regulatory, industry and economic factors

Our estimated results of operations for the forecasted period are based on the following assumptions related to regulatory, industry and economic factors:

•	the Pending Acquisitions will be completed on the timetables currently contemplated and there will be no delays in the expected COD for the Contributed Construction Projects;

•	no material nonperformance or credit-related defaults by customers, suppliers, our Sponsor or any of our customers;

•

no new or material amendments to national, provincial, state and local laws or regulations (including tax laws, tariffs and regulations), or interpretation or application of existing laws or regulations, relating to renewable energy generally, or solar energy specifically, that in either case will be materially adverse to our business or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations;

•	no material adverse effects to our business, industry or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations on account of natural disasters;

•	no material adverse change resulting from supply disruptions, reduced demand for electricity or electrical grid or interconnection disruption or curtailment;

•	no material adverse changes in market, regulatory and overall economic conditions; and

•	no material adverse changes in the existing regulatory framework, such as regulations relating to net metering or third-party ownership of electrical generation.

Unaudited pro forma condensed consolidated financial statements

The unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 have been derived from the predecessor audited and unaudited combined financial statements appearing elsewhere in this prospectus and give pro forma effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering, and the completion of the Contributed Projects and the Acquisitions. The unaudited pro forma condensed consolidated statements of operations give effect to the Organizational Transactions and the Acquisitions as if they had occurred on January 1, 2014. The unaudited pro forma condensed consolidated balance sheet reflects such transactions as if they had occurred on March 31, 2015. We derived the following unaudited pro forma condensed consolidated financial statements or the “pro forma financial statements” by applying pro forma adjustments to the predecessor combined financial statements and the financial statements of the businesses that have been or will be acquired in the Acquisitions included elsewhere in this prospectus. The predecessor combined financial statements appearing elsewhere in this prospectus are intended to represent the financial results of our Sponsor’s solar assets that will be contributed to Global LLC as part of the Contributed Projects for that period.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	the contribution of Contributed Projects and the acquisition of the Acquired Projects;

•

Global LLC’s entry into the $150.0 million Bridge Facility on December 22, 2014, which was amended on May 6, 2015 to increase the aggregate principal commitment to $450.0 million, of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements, and which was further amended on June 5, 2015 to increase the aggregate principal commitment to $550.0 million;

•	Global LLC’s use of the Bridge Facility to fund a portion of the Acquisitions’ purchase price and the reduction of certain project-level indebtedness;

•	the sale of 510,000 Class D units of Global LLC in the Units Private Placements for an aggregate of $510.0 million in cash; and

•

Global LLC’s use of the net proceeds from the Units Private Placements to fund a reduction in borrowings under the Bridge Facility, a portion of the Acquisitions’ purchase price and the reduction of certain project-level indebtedness.

The Offering Transactions for which we will make pro forma adjustments are as follows:

•

the amendment and restatement of Global’s certificate of incorporation to provide for Class A common stock, Class B common stock and Class B1 common stock, and the concurrent conversion of (i) SunEdison’s interest in Global’s common equity into shares of Class B common stock and (ii) certain equity interests held by certain of our executives and other employees of SunEdison into shares of Class A common stock;

•

the issuance of restricted stock units to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering, or the “IPO Grants”;

•

the amendment of Global LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and to convert SunEdison’s units into Class B units, issue the IDRs to our Sponsor and appoint Global as the sole managing member of Global LLC;

•

the sale of 56,570,000 shares and 3,375,000 shares of our Class A common stock to the purchasers in this offering and the Class A Common Private Placement, respectively, in exchange for gross proceeds of $1,131.4 million and $67.5 million, respectively, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, reduced for underwriting discounts and commissions, the structuring fee and offering expenses payable by us of $90.0 million;

•

our use of all of the net proceeds from this offering and the Class A Common Private Placement to purchase newly issued Class A units of Global LLC, representing 38.8% of Global LLC’s outstanding membership units, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock;

•	Global Operating LLC’s issuance of an aggregate principal amount of $800.0 million in Senior Notes;

•

Global LLC’s use of the net proceeds received from Global, together with the net proceeds from the issuance of the Senior Notes, to repay the outstanding principal amount of the Bridge Facility (including accrued interest), to pay fees and expenses associated with the Revolver and the issuance of the Senior Notes, to repay certain project-level debt, to fund a portion of the Acquisitions’ purchase price and the repayment of certain project-level indebtedness;

•

the completion of the Pending Acquisitions, including the issuance of 11,313,850 shares, 409,700 shares and 526,316 shares of Class A common stock to Renova, BioTherm (or its affiliate) and GME, the selling parties in the Renova Transaction, the BioTherm Transaction and the GME Transaction, respectively;

•	the issuance of 27,353,801 shares of Class A common stock in exchange for Class D units previously issued by Global LLC as part of the Units Private Placements;

•	Global Operating LLC’s execution of a new $440.0 million Revolver, which will remain undrawn at the completion of this offering; and

•	our entering into the Support Agreement, the Management Services Agreement, the Repowering Services Agreement, the Interest Payment Agreement and the Project Investment Agreement with our Sponsor.

The pro forma adjustments we have made with respect to the Acquisitions are as follows:

•	adjustments to record acquired assets and assumed liabilities at their fair value;

•	adjustments to reflect depreciation and amortization, as applicable, of fair value adjustments for acquired property and equipment, intangible assets and debt assumed; and

•	adjustments to reflect operating activity of the Acquired Projects.

The pro forma financial statements combine the predecessor combined financial statements and the historical financial statements of the project-level entities acquired in the Acquisitions to illustrate the effect of the Acquisitions. The pro forma financial statements were based on, and should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•

the predecessor combined financial statements as of and for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 and the notes relating thereto included elsewhere in this prospectus; and

•

the financial statements of the project-level entities acquired or to be acquired in the Acquisitions as of and for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 and the notes relating thereto included elsewhere in this prospectus.

The predecessor combined financial statements have been adjusted in the pro forma condensed consolidated financial statements to give pro forma effect to events that are (1) directly attributable to the Acquisitions, (2) factually supportable and (3) with respect to the pro forma condensed consolidated statement of operations, expected to have a continuing impact on the combined results.

As described in the accompanying notes, the unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting under existing GAAP. The predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. The purchase price will be allocated to the assets and liabilities of the businesses that have been or will be acquired in the Acquisitions based upon their estimated fair values as of the date of completion of the applicable Acquisition. The allocation is dependent on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a final definitive allocation. A final determination of the fair value of the assets and liabilities of the businesses that have been or will be acquired in the Acquisitions, which cannot be made prior to the completion of the relevant transaction, will be based on the actual net tangible and intangible assets of the businesses that have been or will be acquired in the Acquisitions that existed as of the date of completion of the applicable Acquisition. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments, and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information presented below. Adjustments to these preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements, although we do not expect the adjustments to have a material effect on the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date. This offering is not conditioned on the prior closing of the Pending Acquisitions, and we cannot assure you that all of the Pending Acquisitions will be consummated on the timetable currently contemplated.

The unaudited pro forma condensed consolidated balance sheet and statement of operations should be read in conjunction with the sections entitled “Summary—Organizational Transactions,” “Use of proceeds,” “Capitalization,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Certain relationships and related party transactions—Management Services Agreement” and the historical financial statements and related notes thereto included elsewhere in this prospectus. See “Risk factors—Risks related to our business—Our pro forma financial information included elsewhere in this prospectus assumes the completion of the Pending Acquisitions.”

Unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2015

			Pro forma adjustments
(in thousands, except share and per share data)	Predecessor	Acquisitions(1)	Acquisition adjustments		Additional Formation Transactions	Offering Transactions		TerraForm Global, Inc. Pro forma

Statement of Operations Data:
Revenue	$17,806	$94,865	$—		$—	$—		$112,671

Operating costs and expenses:
Cost of operations	358	21,187	269	(2)	—	—		21,814
Cost of operations—affiliate	964	373	(269	)(2)	—	—		1,068
General and administrative	4,486	6,238	161	(3)	110 (7)	949	(7)	11,944
General and administrative—affiliate	2,967	161	(161	)(3)	—	—	(9)	2,967
Depreciation, amortization and accretion	2,735	18,825	9,974	(4)	—	—		31,534

Total operating costs and expenses	11,510	46,784	9,974		110	949		69,327

Operating income (loss)	6,296	48,081	(9,974)		(110)	(949)		43,344

Other (income) expense:
Interest (income) expense	16,821	28,772	—		1,936 (8)	(13,371	)(10)	34,158
Other (income) expense	(418)	(2,639)	—		—	—		(3,057)

Total other expense, net	16,403	26,133	—		1,936	(13,371)		31,101

Income (loss) before income tax expense	(10,107)	21,948	(9,974)		(2,046)	12,422		12,243
Income tax expense (benefit)	1,118	3,223	(2,073	)(5)	826 (5)	739	(11)	3,832

Net income (loss)	(11,225)	18,725	(7,900)		(2,872)	11,683		8,410
Less net income attributable to non-controlling interest	—	—	(432	)(6)	—	(2,597	)(12)	(3,030)

Net income (loss) attributable to Global	$(11,225)	$18,725	$(8,332)		$(2,872)	$9,086		$5,381

Pro forma basic and diluted loss per share(13)								$0.05
Pro forma weighted average shares outstanding—basic(13)								109,509,668
Pro forma weighted average shares outstanding—diluted(13)								179,829,542

(1)	The following table represents the consolidating schedule of the historical results of the businesses that have been or will be acquired in the Acquisitions reflected in the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2015 derived from their historical financial statements:

(in thousands)	Chint — NSM 24(a)	BioTherm	Chint — Soutpan/ Witkop(c)	FERSA(a)	Hercules	LAP(d)(f)	Renova(e)(g)	GME(h)	Total Acquisitions

Statement of Operations Data:
Revenue	$1,408	$6,162	$9,274	$1,694	$6,192	$6,934	$20,322	$42,879	$94,865

Operating costs and expenses:
Cost of operations(b)	104	327	717	461	304	897	2,201	16,176	21,187
Cost of operations—affiliate(b)	—	373	—	—	—	—	—	—	373
General and administrative	30	317	223	97	310	394	1,636	3,231	6,238
General and administrative—affiliate	—	161	—	—	—	—	—	—	161
Depreciation, amortization and accretion	292	1,303	1,694	879	3,784	726	5,733	4,414	18,825

Total operating costs and expenses	426	2,481	2,634	1,437	4,398	2,017	9,570	23,821	46,784

Operating income (loss)	982	3,681	6,640	257	1,794	4,917	10,752	19,058	48,081
Other (income) expense:
Interest expense, net	823	2,168	6,073	1,290	2,435	2,832	6,513	6,638	28,772
Other (income) expense	—	(283)	(1,139)	(142)	(2,486)	3,294	(1,901)	18	(2,639)

Total other (income) expense, net	823	1,885	4,934	1,148	(51)	6,126	4,612	6,656	26,133

Income (loss) before income tax expense	159	1,796	1,706	(891)	1,845	(1,209)	6,140	12,402	21,948
Income tax expense (benefit)	126	570	(252)	(539)	(11)	1,044	1,315	970	3,223

Net income (loss)	$33	$1,226	$1,958	$(352)	$1,856	$(2,253)	$4,825	$11,432	$18,725

(a)	The statement of operations for the three months ended March 31, 2015 has been translated from Indian Rupee to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.016090 INR/USD.

(b)	BioTherm cost of operations consists of operations management fees and plant operating costs on the BioTherm historical financial statements. BioTherm cost of operations—affiliate consists of operations management fees—related party and plant operating costs—related party on the BioTherm historical financial statements.

(c)	The statement of operations for the three months ended March 31, 2015 has been translated from South African Rand to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.084933 ZAR/USD.

(d)	The statement of operations for the three months ended March 31, 2015 has been translated from Peruvian Nuevo Sol to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.318830 PEN/USD.

(e)	The statement of operations for the three months ended March 31, 2015 has been translated from Brazilian Real to U.S. dollars at the average three-months ended March 31, 2015 rate of 0.341640 BRL/USD.

(f)	The unaudited historical statement of operations for the LAP Transaction is presented in accordance with GAAP and has been derived from the unaudited historical statement of comprehensive income of Empresa de Generación Eléctrica de Junĺn S.A.C. and Hidroeléctrica Santa Cruz S.A.C. (collectively “LAP”) for the three months ended March 31, 2015, prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB” (specifically, International Accounting Standard No. 34 Interim Financial Reporting). The historical IFRS statements of comprehensive income of LAP have been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform LAP’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(g)	The unaudited historical statement of operations for Renova is presented in accordance with GAAP and has been derived from the unaudited historical condensed combined income statement of Renova Energy Projects I for the three month period ended March 31, 2015, prepared in accordance with IFRS, as issued by IASB (specifically, International Accounting Standard No. 34 Interim Financial Reporting). The historical IFRS income statement information of Renova has been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform Renova’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(h)	The unaudited historical statement of operations for the GME Transaction is presented in accordance with GAAP and has been derived from the unaudited historical statements of comprehensive income of Energĺa Eólica de Honduras, S.A. (“Ceno de Hula”), Eolo de Nicaragua, S.A. (“EOLO”), Inversiones Eólicas de Orosĺ Dos, S.A. (“Orosi”) and Plantas Eólicas, S.R.L. (“PESRL”) for the three months ended March 31, 2015, prepared in accordance with IFRS (as issued by IASB) (specifically, International Accounting Standard No. 34 Interim Financial Reporting). Below is a summary of the IFRS to GAAP adjustments:

(in thousands)	Cerro de Hula	Eolo	Orosi	PESRL	Combined historical (IFRS)(i)	IFRS to GAAP adjustments		Historical adjusted (GAAP)
Revenue	$20,028	$8,451	$17,641	$2,541	$48,661	$(5,782)	(ii), (iii)	$42,879

Operating costs and expenses:
Cost of operations	2,610	1,194	11,860	512	16,176	—		16,176
Cost of operations—affiliate	—	—	—	—	—	—		—
General and administrative	66	79	2,804	282	3,231	—		3,231
General and administrative—affiliate	—	—	—	—	—	—		—
Depreciation, amortization, and accretion	3,373	1,014	15	12	4,414	—		4,414	(vi)

Total operating costs and expenses	6,049	2,287	14,679	806	23,821	—		23,821

Operating income (loss)	13,979	6,164	2,962	1,735	24,840	(5,782)		19,058
Other (income) expense:
Interest expense	4,669	1,963	6	—	6,638	—		6,638
Other (income) expense	63	33	59	(137)	18	—		18

Total other expense, net	4,732	1,996	65	(137)	6,656	—		6,656

Income (Loss) before income tax expense	9,247	4,168	2,897	1,872	18,184	(5,782)		12,402
Income tax expense (benefit)	(50)	306	1,526	553	2,335	(1,365)	(iv), (v)	970

Net income (loss)	$9,297	$3,862	$1,371	$1,319	15,849	$(4,417)		$11,432

(i)	The historical IFRS statements of operations of the GME operating projects have been combined and adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation presented under GAAP. There are no significant intercompany transactions between the four operating projects that require elimination.

(ii)	Revenue – Represents the reversal of the revenue recognized under IFRS in connection with the construction phase of a service concession arrangement. We reversed $0.1 million of revenue related to the adjustment for the three months ended March 31, 2015.

(iii)	Revenue – Represents the reversal of the revenue recognized for the liquidated damages under IFRS and rather recognizes the liquidated damages as a reduction in the carrying value of the intangible asset in accordance with GAAP. We reversed $5.7 million of revenue related to the adjustment for the three months ended March 31, 2015.

(iv)	Income tax – Represents the reversal of the deferred taxes recognized under IFRS related to non-monetary assets and liabilities that are remeasured from local currency into their functional currency. We recorded $0.4 million of income tax expense related to the adjustment for the three months ended March 31, 2015, calculated at the statutory rates in effect in each jurisdiction.

(v)	This adjustment reflects the tax effect of adjustments (ii) and (iii), calculated at the statutory rates in effect in each jurisdiction.

(vi)	The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4).

(2)	Cost of operations—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us. Also includes a recharacterization of expense to related party for NSM 24 for costs incurred related to our Sponsor.

(3)	General and administrative—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us.

(4)	Depreciation, amortization and accretion—Represents the impact of the following acquisition adjustments (in thousands):

Amortization due to fair value adjustments to intangible assets	$7,998
Depreciation due to fair value adjustments to property and equipment and alignment of depreciable lives	1,976

Total	$9,974

Depreciation of property and equipment is recognized using a straight-line method over the estimated useful lives of the solar, wind and hydro-electric energy systems, which are 30, 25 and 40 years, respectively, or the lesser of the term of the underlying property lease to which the assets are affixed.

Amortization of the fair value adjustments to intangible assets totals $8.0 million due to acquired PPA intangible assets recognized over the terms of such agreements over periods ranging from 6 to 24 years. The fair values adjustments of the Acquisitions’ intangible assets were valued primarily using a variation of the income approach. The estimate of the amortization of the PPA intangible assets is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

The pro forma adjustment to depreciation of $2.0 million represents the net depreciation of the fair value adjustments for the property and equipment of the businesses that have been or will be acquired in the Acquisitions and alignment of the depreciable lives to Global’s accounting policies. The fair values of property and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated remaining useful lives of the property and equipment acquired range from 6 to 40 years.

(5)	Income tax expense—Represents the adjustment to record the tax effect of pro forma adjustments to expense attributable to the Acquisitions, calculated at the statutory rates in effect in each jurisdiction. This adjustment also gives pro forma effect to the Formation Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(6)	Net income attributable to non-controlling interest—Represents the adjustment to reflect the 32.4% non-controlling interest in the BioTherm pro forma results of operations and the 49.0% non-controlling interest in the Chint-Soutpan/Witkop pro forma results of operations.

(7)	General and administrative—Represents stock compensation expense of approximately $0.1 million related to the grants of restricted stock to certain employees in connection with the formation of Global and $0.9 million of stock compensation expense related to the IPO Grants, which will be recognized over the applicable service period.

(8)

Interest expense—Represents: (i) a reduction of $5.9 million in interest expense as a result of the repayment of certain project-level indebtedness in the amount of $157.1 million using funds received from the Bridge Facility; and (ii) a net increase of $7.8 million in interest expense, net of capitalized interest, on net borrowings under the Bridge Facility of $462.5 million (after giving effect to the reduction of $87.5 million principal using a portion of the proceeds from the Units Private Placements), as if both occurred as of January 1, 2014. We are assuming all of the outstanding indebtedness of the businesses that have been or will be acquired in the Acquisitions. The fair value of debt assumed was based on market rates for similar project-level debt. Total interest for the Bridge Facility is estimated based on the effective interest rate on borrowings under the Bridge Facility of 8.5% at December 31, 2014, which increased by 0.5% on

May 22, 2015 and increases by 0.25% each 90 days thereafter until the maturity in December 2016 or repayment of all outstanding indebtedness under the Bridge Facility. The pro forma adjustment for the Bridge Facility interest expense of $7.8 million is net of estimated capitalized interest, plus an estimate of amortization of the Bridge Facility debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8 variance in the estimated interest rate would result in a $0.1 million change in pro forma interest expense for the three months ended March 31, 2015. See “Description of certain indebtedness—Bridge Facility.”

(9)	General and administrative-affiliate—General and administrative expenses include certain historical costs incurred by our Sponsor and allocated to our accounting predecessor. These costs are not necessarily indicative of costs which would have been incurred had Global been a standalone entity nor are these costs necessarily indicative of what our general and administrative expenses will be in the future in accordance with the terms of the Management Services Agreement with our Sponsor.

(10)	Interest expense—Represents the net impact to interest expense resulting from the (i) repayment of the Bridge Facility and certain project-level debt using a portion of the net proceeds from this offering resulting in a decrease in interest expense of $27.4 million and (ii) additional interest expense of $14.0 million resulting from the Senior Notes offering and Revolver fees.

(11)	Income tax expense—Represents the tax effect of pro forma adjustments to expense, and to give pro forma effect to the Offering Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(12)	Net income attributable to non-controlling interest—Global will become the sole managing member of Global LLC immediately prior to the consummation of this offering. After consummation of the Organizational Transactions, Global will own less than 100% of the economic interests in Global LLC but will have 100% of the voting power and control the management of Global LLC. In addition, Global LLC will own less than 100% of certain consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2014, the non-controlling interest would have been 38.8% of the net income of Global LLC, which received less than 100% of the income from the underlying consolidated project entities.

(13)	Pro forma basic and diluted earnings per share—Pro forma basic and diluted earnings per share is calculated as follows:

(in thousands, except share and per share data)	Basic	Diluted

EPS Numerator:
Net earnings attributable to Class A common stock	$5,381	$8,788

EPS Denominator:
Class A shares offered hereby(a)	56,570,000	56,570,000
Class A shares issued in connection with Pending Acquisitions and Class A shares issued in connection with Private Placements	42,978,667	42,978,667
Restricted Class A shares	9,961,001	9,961,001
Assumed conversions of Class B units and dilutive effect of restricted stock units	—	70,319,874

Total Class A shares	109,509,668	179,829,542

Earnings per share(a)	$0.05	$0.05

(a)	Diluted earnings per share assumes our Sponsor exchanged all of its Global LLC Class B units for our Class A common stock on a one-for-one basis.

Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014

			Pro forma adjustments
(in thousands, except share and per share data)	Predecessor	Acquisitions(1)	Acquisition adjustments		Formation Transactions	Offering Transactions		TerraForm Global, Inc. Pro forma

Statement of Operations Data:
Revenue	$39,449	$259,450	$—		$—	$—		$298,899

Operating costs and expenses:			—
Cost of operations	1,999	41,317	1,438	(2)	—	—		44,754
Cost of operations—affiliate	2,257	1,847	(1,438	)(2)	—	—		2,666
General and administrative	1,349	16,046	565	(3)	438 (8)	7,303	(8)	25,701
General and administrative—affiliate	10,850	4,476	(565	)(3)	—	—	(10)	14,761
Depreciation, amortization and accretion	7,167	73,663	40,143	(4)	—	—		120,973

Total operating costs and expenses	23,622	137,349	40,143		438	7,303		208,855

Operating income (loss)	15,827	122,101	(40,143)		(438)	(7,303)		90,044

Other (income) expense:
Interest (income) expense	24,294	101,014	—		25,702 (9)	(40,385	)(11)	110,625
Other (income) expense	(5,128)	(8,763)	—	(5)	—	—		(13,891)

Total other expense, net	19,166	92,251	—		25,702	(40,385)		96,734

Income (loss) before income tax expense	(3,339)	29,850	(40,143)		(26,140)	33,082		(6,690)
Income tax expense (benefit)	1,700	11,067	(10,901	)(6)	3,770 (6)	2,620	(12)	8,256

Net income (loss)	(5,039)	18,783	(29,242)		(29,910)	30,462		(14,946)

Less net income attributable to non-controlling interest	—	—	7,817	(7)	—	3,309	(13)	11,125

Net income (loss) attributable to Global	$(5,039)	$18,783	$(21,426)		$(29,910)	$33,771		$(3,820)

Pro forma basic and diluted loss per share(14)								$0.03
Pro forma weighted average shares outstanding—basic(14)								109,509,668
Pro forma weighted average shares outstanding—diluted(14)								109,509,668

Notes to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014

(1)	The following table represents the consolidating schedule of the historical results of the businesses that have been or will be acquired in the Acquisitions reflected in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 derived from their historical financial statements:

(in thousands)
	Chint — NSM 24(a)	BioTherm	Chint — Soutpan / Witkop(c)	FERSA(a)	Hercules	LAP(d)(f)	Renova(e)(g)	GME(h)	Acquisitions
						(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$5,896	$21,032	$14,702	$10,710	$24,672	$9,881	$94,331	$78,226	$259,450
Operating costs and expenses:
Cost of operations (b)	409	1,143	1,268	1,765	1,713	2,196	18,011	14,812	41,317
Cost of operations— affiliate (b)	—	1,847	—	—	—	—	—	—	1,847
General and administrative	179	1,500	1,474	308	1,872	890	7,864	1,959	16,046
General and administrative— affiliate	—	565	3,911	—	—	—	—	—	4,476
Depreciation, amortization and accretion	1,216	5,178	2,951	3,397	15,079	1,437	28,992	15,413	73,663

Total operating costs and expenses	1,804	10,233	9,604	5,470	18,664	4,523	54,867	32,184	137,349

Operating income (loss)	4,092	10,799	5,098	5,240	6,008	5,358	39,464	46,042	122,101
Other (income) expense:
Interest expense, net	3,533	8,558	12,792	5,075	10,674	4,107	32,358	23,917	101,014
Other (income) expense	—	(854)	(1,702)	(806)	(3,390)	6,185	(8,503)	307	(8,763)

Total other expense, net	3,533	7,704	11,090	4,269	7,284	10,292	23,855	24,224	92,251

Income (loss) before income tax expense	559	3,095	(5,992)	971	(1,276)	(4,934)	15,609	21,818	29,850
Income tax expense (benefit)	550	1,170	1,018	820	(46)	926	5,289	1,340	11,067

Net income (loss)	$9	$1,925	$(7,010)	$151	$(1,230)	$(5,860)	$10,320	$20,478	$18,783

(a)	The statement of operations for the year ended December 31, 2014 has been translated from Indian Rupee to U.S. dollars at the average fiscal 2014 rate of 0.016358 INR/USD.

(b)	BioTherm Cost of operations consists of operations management fees and plant operating costs on the BioTherm historical financial statements. BioTherm Cost of operations—affiliate consists of operations management fees—related party and plant operating costs—related party on the BioTherm historical financial statements.

(c)	The statement of operations for the year ended December 31, 2014 has been translated from South African Rand to U.S. dollars at the average fiscal 2014 rate of 0.0921 ZAR/USD.

(d)	The statement of operations for the year ended December 31, 2014 has been translated from Peruvian Nuevo Sol to U.S. dollars at the average fiscal 2014 year rate of 0.3453 PEN/USD.

(e)	The statement of operations for the year ended December 31, 2014 has been translated from Brazilian Real to U.S. dollars at the average fiscal 2014 rate of 0.4259 BRL/USD.

(f)	The unaudited historical statement of operations for the LAP Transaction is presented in accordance with GAAP and has been derived from the audited historical statement of comprehensive income of Empresa de Generación Eléctrica de Junĺn S.A.C. and Hidroeléctrica Santa Cruz S.A.C. for the year ended December 31, 2014, prepared in accordance with IFRS, as issued by the IASB. The historical IFRS statements of comprehensive income of LAP have been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform LAP’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(g)	The unaudited historical statement of operations for Renova is presented in accordance with GAAP and has been derived from the audited historical combined income statement of Renova Energy Projects I for the year ended December 31, 2014, prepared in accordance with IFRS (as issued by IASB). The historical IFRS income statement information of Renova has been adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is under GAAP. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform Renova’s historical IFRS accounting policies to that of the GAAP policies of the predecessor.

(h)	The unaudited historical statement of operations for the GME Transaction is presented in accordance with GAAP and has been derived from the audited historical statements of comprehensive income of Cerro de Hula, EOLO, Orosi and PESRL for the year ended December 31, 2014, prepared in accordance with IFRS (as issued by IASB). Below is the summary of the IFRS to GAAP adjustments:

(in thousands)	Cerro de Hula	Eolo	Orosi	PESRL	Combined historical (IFRS) (i)	IFRS to GAAP adjustments		Historical adjusted (GAAP)
Revenue	$48,160	$24,355	$94,519	$5,711	$172,745	$(94,519	) (ii)	$78,226
Operating costs and expenses:
Cost of operations	6,845	4,537	94,959	2,259	108,600	(93,788	) (ii)	14,812
Cost of operations—affiliate	—	—	—	—	—	—		—
General and administrative	406	353	116	1,084	1,959	—		1,959
General and administrative—affiliate	—	—	—	—	—	—		—
Depreciation, amortization and accretion	11,007	4,058	50	298	15,413	—		15,413

Total operating costs and expenses	18,258	8,948	95,125	3,641	125,972	(93,788)		32,184

Operating income (loss)	29,902	15,407	(606)	2,070	46,773	(732)		46,042

Other (income) expense:
Interest expense	15,975	7,940	—	2	23,917	—		23,917
Other (income) expense	610	193	(356)	(140)	307	—		307

Total other expense, net	16,585	8,133	(356)	(138)	24,224	—		24,224
Income (loss) before income tax expense	13,317	7,274	(250)	2,208	22,549	(732)		21,818
Income tax expense (benefit)	(165)	1,216	68	720	1,839	(499	) (iii), (iv)	1,340

Net income (loss)(vi)	$13,482	$6,058	$(318)	$1,488	$20,710	$(232)		$20,478

(i)	The historical IFRS statements of operations of the GME operating projects have been combined and adjusted by reclassifying certain line items in order to conform to the predecessor’s statement of operations presentation which is presented under GAAP. There are no significant intercompany transactions between the four operating projects that require elimination.

(ii)	Revenue and cost of operations–Represents the reversal of the revenue and related costs recognized under IFRS in connection with the construction phase of a service concession arrangement in order to conform with GAAP.

(iii)	Income taxes - Represents the reversal of the deferred taxes recognized under IFRS related to non-monetary assets and liabilities that are remeasured from local currency into their functional currency. A reduction of $0.3 million in income tax expense was recorded related to the adjustment for the year ended December 31, 2014 calculated at the statutory rates in effect in each jurisdiction.

(iv)	This adjustment reflects the tax effect of adjustment (ii) calculated at the statutory rates in effect in each jurisdiction.

(v)	The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4).
(vi)	Amounts may not sum due to rounding.

(2)	Cost of operations—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us. Also includes a recharacterization of expense to related party for NSM 24 for costs incurred related to our Sponsor.

(3)	General and administrative—affiliate—Represents a recharacterization of expense from related party to non-related party. The expense was related to an affiliate of BioTherm, which is an unrelated third party to us.

(4)	Depreciation, amortization and accretion—Represents the impact of the following acquisition adjustments (in thousands):

Amortization due to fair value adjustments to intangible assets	$32,301
Depreciation due to fair value adjustments to property and equipment and alignment of depreciable lives	7,842

Total	$40,143

Depreciation of property and equipment is recognized using a straight-line method over the estimated useful lives of the solar, wind and hydro-electric energy systems, which is 30, 25 and 40 years, respectively, or the lesser of the term of the underlying property lease to which the assets are affixed.

Amortization of the fair value adjustments to intangible assets totals $32.3 million due to acquired PPA intangible assets recognized over the terms of such agreements over periods ranging from 6 to 24 years. The fair value adjustments for the intangible assets of the businesses that have been or will be acquired in the Acquisitions were valued primarily using a variation of the income approach. The estimate of the amortization of the PPA intangible assets are preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

The pro forma adjustment to depreciation of $7.8 million represents the net depreciation of the fair value adjustments for the property and equipment of the businesses that have been or will be acquired in the Acquisitions and alignment of the depreciable lives to Global’s accounting policies. The fair value of property and equipment acquired was valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the applicable acquisition is completed. The estimated remaining useful lives of the property and equipment acquired ranges from 6 to 40 years.

(5)	Other (income) expense, net—As a result of our Sponsor’s contributions of its equity interests in NSM 24 to us and our acquisition of the remaining NSM 24 equity interests at the purchase price in the Chint-NSM Transaction as reflected herein, we anticipate recording $1.6 million for NSM 24 gain on remeasurement to fair value of the Sponsor’s contributed interest. This gain is not reflected in the unaudited pro forma condensed consolidated statement of operations because of its non-recurring nature.

(6)	Income tax expense—Represents the adjustment to record the tax effect of pro forma adjustments to expense attributable to the Acquisitions, calculated at the statutory rates in effect in each jurisdiction. This adjustment also gives pro forma effect to the Formation Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(7)	Net income attributable to non-controlling interest—Represents the adjustment to reflect the 32.4% non-controlling interest in the BioTherm pro forma results of operations and the 49.0% non-controlling interest in the Chint-Soutpan/Witkop pro forma results of operations.

(8)	General and administrative—Represents stock compensation expense of approximately $0.4 million related to the grants of restricted stock to certain employees in connection with the formation of Global and $7.4 million of stock compensation expense related to the IPO Grants, which will be recognized over the applicable service period.

(9)

Interest expense—Represents: (i) a reduction of $23.9 million in interest expense as a result of the repayment of certain project-level indebtedness in the amount of $157.1 million using funds received from the Bridge Facility; and (ii) an increase of $49.6 million in interest expense, net of capitalized interest, on net borrowings under the Bridge Facility of $462.5 million (after giving effect to the reduction of $87.5 million principal using a portion of the proceeds from the Units Private Placements), as if both occurred as of January 1, 2014. We are assuming all of the outstanding indebtedness of the businesses that have been or will be acquired in the Acquisitions. The fair value of debt assumed was based on market rates for similar project-level debt. Total interest for the Bridge Facility is estimated based on the effective interest rate on borrowings under the Bridge Facility of 8.5% at December 31, 2014, which increased by 0.50% on May 22, 2015 and will increase by 0.25% each 90 days thereafter until the maturity in December 2016 or repayment of all outstanding indebtedness under the Bridge Facility. The pro forma adjustment for the Bridge Facility interest expense of $49.6 million is net of estimated capitalized interest, plus an estimate of amortization of the Bridge Facility debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $0.4 million change in pro forma interest expense for the year ended December 31, 2014. See “Description of certain indebtedness—Bridge Facility.”

(10)	General and administrative–affiliate—General and administrative expenses include certain historical costs incurred by our Sponsor and allocated to our accounting predecessor. These costs are not necessarily indicative of costs which would have been incurred had Global been a standalone entity nor are these costs necessarily indicative of what our general and administrative expenses will be in the future in accordance with the terms of the Management Services Agreement with our Sponsor.

(11)	Interest expense—Represents the net impact to interest expense resulting from (i) the repayment of the Bridge Facility and certain project-level debt using a portion of the net proceeds from this offering resulting in a decrease in interest expense of $96.7 million and (ii) additional interest expense of $56.4 million resulting from the Senior Notes offering and Revolver fees.

(12)	Income tax expense—Represents the tax effect of pro forma adjustments to expense, and to give pro forma effect to the Offering Transactions, calculated using the predecessor’s estimated combined statutory federal, foreign and state tax rate.

(13)	Net loss attributable to non-controlling interest—Global will become the sole managing member of Global LLC immediately prior to the consummation of this offering. After consummation of the Organizational Transactions, Global will own less than 100% of the economic interests in Global LLC but will have 100% of the voting power and control the management of Global LLC. In addition Global LLC will own less than 100% of certain consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2014, the non-controlling interest would have been 38.8% of the net loss of Global LLC, which received less than 100% of the income from the underlying consolidated project entities.

(14)	Pro forma basic and diluted loss per share—Pro forma basic and diluted loss per share is calculated as follows:

(in thousands, except share and per share data)	Basic	Diluted

EPS Numerator:
Net loss attributable to Class A common stock	$(3,820)	$(3,820)

EPS Denominator:
Class A shares offered hereby	56,570,000	56,570,000
Class A shares issued in connection with Pending Acquisitions and Class A shares issued in connection with Private Placements	42,978,667	42,978,667
Restricted Class A shares	9,961,001	9,961,001
Assumed conversions of Class B units and dilutive effect of restricted stock units	—	—

Total Class A shares	109,509,668	109,509,668

Loss per share(a)	$0.03	$0.03

(a)	Diluted earnings per share excludes the assumed conversions of our sponsor’s 69,339,432 Global LLC Class B units and restricted stock units as their inclusion would have been antidilutive, given net losses.

Unaudited pro forma condensed consolidated balance sheet as of March 31, 2015

	Predecessor	Acquisitions(1)	Pro forma adjustments						TerraForm Global, Inc. Pro forma(i)
(in thousands, except share and per share data)			Acquisition Adjustments		Additional Formation Transactions		Offering Transactions

Assets

Current assets:
Cash and cash equivalents	$136,358	$55,123	$(160)		$446,613	(13)	$(121,489	)(20)	$516,445
Cash committed for construction projects	34,281	503	—		—		—		34,784
Restricted cash	20,472	39,646	2,328		20,979	(14)	(20,979	) (21)	62,446
Accounts receivable, net	12,603	75,164	(2,344	)(2)	—		—		85,423
Due from parent and affiliates	747	4,074	(4,074	)(2)	—		—		747
Deferred financing costs, net	5,263	354	(354	)(3)	5,769	(15)	(8,067	)(22)	2,965
Deferred tax assets	83	453	—		—		—		536
Other current assets	1,840	27,349	(854)		—		—		28,335

Total current assets	211,647	202,666	(5,458)		473,361		(150,535)		731,681
Property and equipment, net	415,537	1,409,279	444,519	(4)	—		—		2,351,535
Intangible assets	—	125,121	485,120	(5)	—		—		610,241
Due from parent and affiliates	140	3,300	1,676		—		—		5,116
Deferred financing costs, net	6,199	21,589	(21,589	)(3)	4,516	(15)	19,220	(22)	29,935
Restricted cash, long-term	22,292	93,404	(391)		40,452	(14)	(5,990)		149,767
Deferred tax assets	98	17,452	—	(6)	—		—		17,550
Other assets	29,775	27,062	(2,646	)(7)	—		—		54,191

Total Assets	$685,688	$1,899,873	$983,431		$518,330		$(137,305)		$3,950,016

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	$39,957	$92,532	$6,538	(8)	$(51,454	)(16)	$(57,148	)(16)	$30,425
Accounts payable	1,093	20,898	9,527	(2)	—		—		31,518
Accrued expenses and other current liabilities	2,102	56,690	(1,148	)(9)	—		—		57,644
Deferred tax liabilities	259	—	—		—		—		259
Due to parent and affiliates	34,314	197,416	(187,481	)(2)	—		—		44,249

Total current liabilities	77,725	367,536	(172,564)		(51,454)		(57,148)		164,095
Long-term debt, less current portion	517,800	1,085,479	119,509	(8)	206,776	(16)	(385,643	)(16)	1,543,921
Due to parent and affiliates	6,968	30,505	(274	)(2)	—		—		37,199
Asset retirement obligations and other liabilities	33,344	33,211	(14,131	)(2), (9)	(433	)(17)	—		51,991
Deferred tax liability	2,856	25,591	188,033	(6)	—		—	(23)	216,479

Total liabilities	$638,693	$1,542,322	$120,573		$154,889		$(442,791)		$2,013,685

Equity:
Net parent investment	$69,142	$—	$1,426	(10)	$2,309	(18)	$(72,877	)(24)	$—
Class A common stock, par value $0.01 per share, 109,509,668 shares authorized, no shares issued and outstanding, actual; 109,509,668 shares issued and outstanding, as adjusted	—	—	—		—		1,095	(25)	1,095
Class B common stock, par value $0.01 per share, 69,339,432 shares authorized, no shares issued and outstanding, actual; 69,339,432 shares issued and outstanding, as adjusted	—	—	—		—		693	(25)	693
Class B1 common stock, par value $0.01 per share, no shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—	—		—		—	(25)	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; no shares authorized and no shares issued and outstanding, as adjusted	—	—	—		—		—		—
Additional paid-in capital	—	—	—		486,250	(19)	651,056	(24)	1,137,306
Accumulated other comprehensive loss	(22,147)	—	—		—		—		(22,147)
Non-controlling interest	—	—	86,169	(11)	—		732,315	(26)	819,384
Members’ equity	—	357,551	775,263	(10), (12)	(125,118	)(12)	(1,007,696	)(12)	—

Total equity	46,995	357,551	862,858		363,441		305,486		1,936,331

Total liabilities and equity	$685,688	$1,899,873	$983,431		$518,330		$(137,305)		$3,950,016

(i)	Amounts may not sum due to rounding.

Notes to the unaudited pro forma condensed consolidated balance sheet as of March 31, 2015

(1)	The following table represents the consolidating schedule of the historical balance sheets of the businesses that have been or will be acquired in the Acquisitions reflected in the unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 derived from their historical financial statements:

(in thousands)	Chint – NSM 24(a)	BioTherm	Chint – Soutpan/ Witkop(b)	FERSA(a)	Hercules	LAP(c)(e)	Renova(d)(f)	GME(g)	Acquisitions

Assets
Current assets:
Cash and cash equivalents	$9	$24,575	$9,271	$156	$4,475	$1,768	$7,142	$7,727	$55,123
Cash committed for construction projects	—	—	—	—	—	503	—	—	503
Restricted cash	7,203	—	10,739	290	5,589	—	—	15,825	39,646
Accounts receivable, net	966	4,370	6,694	956	20,019	5,453	6,894	29,812	75,164
Due from parent and affiliates	—	—	—	—	4,041	33	—	—	4,074
Deferred financing costs	55	—	12	99	—	—	188	—	354
Deferred tax assets	—	—	453	—	—	—	—	—	453
Other current assets	27	3,438	552	1,089	2,874	1,067	12,092	6,210	27,349

Total current assets	8,260	32,383	27,721	2,590	36,998	8,824	26,316	59,574	202,666
Property and equipment, net	34,146	79,781	182,645	66,818	204,285	125,455	418,704	297,445	1,409,279
Intangible assets	—	3,807	—	—	—	32	—	121,281	125,121
Due from parent and affiliates	—	—	—	—	—	—	—	3,300	3,300
Deferred financing costs	683	—	118	567	—	—	2,457	17,764	21,589
Restricted cash, long-term	2,151	—	—	5,518	391	—	52,075	33,269	93,404
Deferred tax assets	—	13,677	—	—	—	—	—	3,775	17,452
Other assets	1	—	—	1,744	3,545	10,092	2,532	9,148	27,062

Total assets	$45,241	$129,648	$210,484	$77,237	$245,219	$144,403	$502,084	$545,556	$1,899,871

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$1,303	$2,040	$1,135	$4,911	$40,543	$3,081	$21,548	$17,971	$92,532
Accounts payable	14	3,582	10	303	11,035	103	5,001	850	20,898
Accrued expenses and other current liabilities	693	2,415	1,899	85	1,402	4,049	9,893	36,254	56,690
Deferred tax liabilities	—	—	—	—	—	—	—	—	—
Due to parent and affiliates	4,562	8,325	5,484	94	178,244	608	—	99	197,416

Total current liabilities	6,572	16,362	8,528	5,393	231,224	7,841	36,442	55,174	367,536
Long-term debt, less current portion	24,595	74,095	158,389	35,317	27,990	101,179	269,242	394,672	1,085,479
Due to parent and affiliates	—	—	30,231	—	—	273	—	—	30,504
Asset retirement obligations and other long term liabilities	—	1,320	3,724	1,519	14,405	—	5,497	6,746	33,211
Deferred tax liabilities	956	14,786	1,120	2,716	525	2,560	—	2,928	25,591

Total liabilities	32,123	106,563	201,992	44,945	274,144	111,853	311,181	459,520	1,542,321

Equity:
Members’ equity / shareholder’s net investment	13,118	23,085	8,492	32,292	(28,925)	32,550	190,903	86,036	357,551

Total equity	13,118	23,085	8,492	32,292	(28,925)	32,550	190,903	86,036	357,551

Total liabilities and equity	$45,241	$129,648	$210,484	$77,237	$245,219	$144,403	$502,084	$545,556	$1,899,871

(a)	The balance sheet as of March 31, 2015 has been translated from Indian Rupee to U.S. dollars at a rate of 0.015970 INR/USD.

(b)	The balance sheet as of March 31, 2015 has been translated from South African Rand to U.S. dollars at a rate of 0.082510 ZAR/USD.

(c)	The balance sheet as of March 31, 2015 has been translated from Peruvian Nuevo Sol to U.S. dollars at a rate of 0.316830 PEN/USD.

(d)	The balance sheet as of March 31, 2015 has been translated from Brazilian Real to U.S. dollars at a rate of 0.304500 BRL/USD.

(e)	The unaudited historical balance sheet for LAP is presented in accordance with GAAP and has been derived from the unaudited historical balance sheets of Empresa de Generación Eléctrica de Junĺn S.A.C. and Hidroeléctrica Santa Cruz S.A.C. as of March 31, 2015, prepared in accordance with IFRS, as issued by the IASB (specifically, International Accounting Standard No. 34—Interim Financial Reporting). The historical IFRS balance sheet information of LAP has been adjusted by reclassifying certain line items in order to conform to the predecessor’s financial statement presentation which were prepared in accordance with GAAP. Intangible assets of $0.7 million have been reclassified to property and equipment, net, for certain capitalized development costs. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform LAP’s historical IFRS accounting policies with that of the GAAP policies of the predecessor.

(f)	The unaudited historical balance sheet for Renova is presented in accordance with GAAP and has been derived from the unaudited condensed combined balance sheet of Renova Energy Projects I as of March 31, 2015, prepared in accordance with IFRS, as issued by IASB (specifically International Accounting Standard No. 34-Interim Financial Reporting). The historical IFRS balance sheet information of Renova has been adjusted by reclassifying certain line items in order to conform to the predecessor’s financial statement presentation. Deferred financing costs, which were classified as part of borrowings in the historical Renova IFRS balance sheet have been reclassified to current deferred financing costs and non-current deferred financing costs in the amounts of $0.2 million and $2.5 million, respectively. The adjustment to depreciation and amortization expense to align depreciable lives with Global’s policy is included in footnote (4). No other significant adjustments were necessary to conform Renova’s historical IFRS accounting policies with that of the GAAP policies of the predecessor.

(g)	The unaudited historical balance sheet for GME is presented in accordance with GAAP and has been derived from the unaudited balance sheets of Cerro de Hula, EOLO, Orosi and PESRL as of March 31, 2015, prepared in accordance with IFRS, as issued by IASB (specifically International Accounting Standard No. 34—Interim Financial Reporting). Below is the summary of the IFRS to GAAP adjustments.

(in thousands)	Cerro de Hula	Eolo	Orosi	PESRL	Combined historical (IFRS) (i)	IFRS to GAAP adjustments		Historical adjusted (GAAP)
Assets
Current assets:
Cash and cash equivalents	$2,189	$1,225	$3,465	$848	$7,727	$-		$7,727
Cash committed for construction projects	-	-	-	-	-	-		-
Restricted cash	12,095	3,690	40	-	15,825	-		15,825
Accounts receivable, net	12,539	6,335	8,612	2,326	29,812	-		29,812
Due from parent and affiliates	-	-	-	-	-	-		-
Deferred financing costs, net	-	-	-	-	-	-		-
Deferred tax assets	-	-	-	-	-	-		-
Other current assets	3,525	489	1,483	713	6,210	-		6,210

Total current assets	30,348	11,739	13,600	3,887	59,574	-		59,574
Property and equipment, net	225,370	70,589	427	1,059	297,445	-		297,445
Intangible assets	13,237	3,133	111,459	-	127,829	(6,548)	(ii)(iii)	121,281
Due from parent and affiliates	-	3,300	-	-	3,300	-		3,300
Deferred financing costs, net	-	-	-	-	-	17,764	(iv)	17,764
Restricted cash, long-term	25,704	7,565	-	-	33,269	-		33,269
Deferred tax assets	233	-	1,668	-	1,901	1,874	(v), (vi)	3,775
Other assets	2,456	534	6,145	13	9,148	-		9,148

Total assets	$297,348	$96,860	$133,299	$4,959	$532,466	$13,090		$545,556

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$10,836	$4,750	$2,385	$-	$17,971	$-		$17,971
Accounts payable	-	727	123	-	850	-		850
Accrued expenses and other current liabilities	7,160	742	27,621	731	36,254	-		36,254
Deferred tax liabilities	-	-	-	-	-	-		-
Due to parent and affiliates	-	-	-	99	99	-		99

Total current liabilities	17,996	6,219	30,129	830	55,174	-		55,174
Long-term debt, less current portion	210,411	77,469	89,028	-	376,908	17,764	(iv)	394,672
Due to parent and affiliates	-	-	-	-	-	-		-
Asset retirement obligations	829	335	189	587	1,940	-		1,940
Other Long-term liabilities	4,806	-	-	-	4,806	-		4,806
Deferred tax liability	-	2,874	-	54	2,928	-		2,928

Total liabilities	$234,042	$86,897	$119,346	$1,471	$441,756	$17,764		$459,520

Equity:
Members’ equity	63,306	9,963	13,953	3,488	90,710	(4,674)	(ii), (iii), (iv), (v)	86,036

Total equity	63,306	9,963	13,953	3,488	90,710	(4,674)		86,036

Total liabilities and equity	$297,348	$96,860	$133,299	$4,959	$532,466	$13,090		$545,556

(i)	The historical IFRS balance sheets of the GME operating projects have been combined and adjusted by reclassifying certain line items in order to conform to the predecessor’s balance sheet presentation which is under GAAP. There are no significant intercompany transactions between the four operating projects that require elimination.

(ii)	Intangible assets—The adjustment reflects the reversal of $0.9 million in intangible assets recorded under IFRS in connection with the construction phase of a service concession arrangement in order to conform with GAAP.

(iii)	Intangible assets—This adjustment reflects the reversal of the revenue recognized for the liquidated damages under IFRS and rather recognizes the liquidated damages as a $5.7 million reduction of the carrying value of the intangible asset in accordance with GAAP.

(iv)	Deferred financing costs, net—Represents the reclassification of debt issuance costs from long-term debt in accordance with GAAP.

(v)	Deferred taxes—This adjustment reflects the reversal of the $0.1 million in deferred taxes recognized under IFRS related to non-monetary assets and liabilities that are remeasured from local currency into their functional currency.

(vi)	This adjustment reflects the tax effect of adjustments (ii) and (iii) calculated at the statutory rates in effect in each jurisdiction.

(2)	Accounts receivable, accounts payable and other liabilities—Represents the recharacterization of accounts receivable, accounts payable or other payables from related party to non-related party.

(3)	Deferred financing costs—Represents adjustment for reversal of the Acquisitions’ historical deferred financing costs as the applicable debt was revalued under purchase accounting.

(4)	Property and equipment—Represents the adjustment to reflect the Acquisitions’ property and equipment at their estimated fair values. The fair values of property and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. The fair value approximates the current cost of replacing an asset with another asset of equivalent economic utility adjusted further for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated remaining useful lives of the property and equipment acquired range from 6 to 40 years.

(5)	Intangible assets—Represents the adjustment to record the PPAs of the businesses that have been or will be acquired in the Acquisitions at their estimated fair values. The estimated fair values were valued primarily using a variation of the income approach. The estimated remaining useful lives of the intangibles range from 6 to 24 years. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

(6)	Deferred tax assets and liabilities—Represents the adjustment to recognize deferred taxes resulting from the temporary differences between fair value and the tax basis of assets and liabilities acquired.

(7)	Other assets—Represents the elimination of an intercompany loan receivable upon consolidation.

(8)	Current and long-term debt—Represents the adjustment to recognize debt assumed in the Acquisitions at fair value.

(9)	Deferred revenue—Represents the adjustment to record deferred revenue at fair value in purchase accounting.

(10)	Net parent investment—Represents a $1.4 million gain related to the Sponsor’s contribution to us of its equity method investment in NSM 24 in connection with the Chint-NSM Transaction on remeasurement to fair value of the equity method investment.

(11)	Non-controlling interest—Represents the 32.4% non-controlling interest in BioTherm and the 49.0% non-controlling interest in Chint-Soutpan/Witkop not acquired by us.

(12)	Member’s equity—Represents the reallocation of equity as a result of this offering.

(13)	Cash and cash equivalents—Represents the impact of the following adjustments:

Net proceeds from increased borrowings under the Bridge Facility	$308,909
Net proceeds from the Units Private Placements	416,598
Repayment of certain project-level and Acquired Projects’ indebtedness and penalties	(161,044)
Cash paid for Acquired Projects	(117,848)

Net adjustment	$446,613

(14)	Restricted cash—Represents proceeds from the increased borrowings under the Bridge Facility and the Units Private Placements that is required to be restricted in accordance with the terms of the arrangements.

(15)	Deferred financing costs—Represents adjustments to deferred financing costs from the net increased borrowings under the Bridge Facility.

(16)	Current and long-term debt—Represents the effect of the following Formation Transactions: (i) the additional borrowings under the Bridge Facility of $400.0 million; (ii) reduced for the repayment of $87.5 million using proceeds from the Units Private Placements; and (iii) repayment of $157.1 million of certain project-level and Acquired Projects’ indebtedness. Additionally, represents the effect of the following Offering Transactions: (i) $800.0 million of additional indebtedness as a result of the issuance of Senior Notes; (ii) $462.5 million repayment of the outstanding principal amount of the Bridge Facility; and (iii) $780.3 million repayment of certain project-level debt.

(17)	Asset retirement obligations and other liabilities—Represents the settlement of the related interest rate swaps of $0.4 million in connection with the repayment of certain project-level indebtedness.

(18)	Net parent investment—Represents the net impact to net parent investment for the write-off of $1.5 million of deferred financing fees and $3.5 million of penalties on repayment of certain project-level and Acquired Projects’ debt, offset by Sponsor’s contribution of its equity method investment in NSM 24 of $7.3 million.

(19)	Additional paid-in capital—Represents proceeds from private placements of Class D units of Global LLC, net of fees and expenses.

(20)	Cash—Represents the effect of the following Offering Transactions:

Net proceeds from this offering received by Global	$1,041,370
Net proceeds from Class A Common Private Placement	62,606
Net proceeds from the issuance of the Senior Notes	781,000
Cash paid for Pending Acquisitions	(753,609	)(a)
Repayment of the Bridge Facility (net of restricted cash of $27.0 million)	(435,497)
Repayment of certain project-level debt and penalties	(807,459)
Payment of revolver fees	(9,900)

Net adjustment	$(121,489)

(21)	Restricted cash—Represents the proceeds from the Senior Notes required to be restricted in accordance with the terms of the arrangement, net of the release of restricted cash as a result of the repayment of the Bridge Facility.

(22)

Deferred financing costs—Represents the adjustment to (i) write off current and non-current deferred financing costs of $10.8 million and $7.0 million, respectively, as a result of the repayment of the outstanding principal amount of the Bridge Facility and the repayment of certain project-level debt and (ii) recording of current and non-current deferred financing costs of $2.7 million and $26.2 million, respectively, related to the issuance of the Senior Notes and the Revolver.

(23)	Deferred tax assets and liabilities—Represents the impact to deferred taxes as a result of this offering.

(24)	Net parent investment—Represents the net impact to net parent investment for the write-off of $2.7 million of deferred financing fees and $42.2 million of penalties on repayment of certain project-level debt and the Bridge Facility. Additionally, represents the reallocation of equity as a result of this offering.

(25)	Class A, B and B1 common stock—Represents the par value of common stock issued and outstanding as a result of this offering.

(26)	Non-controlling interest—Represents the reclassification of our Sponsor’s investment and other third parties’ investments in our subsidiaries to non-controlling interest.

Note 1. Basis of Pro Forma Presentation—Acquisitions

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 and for the three months ended March 31, 2015 give effect to the Formation Transactions, the Offering Transactions and the Acquisitions as if they were completed on January 1, 2014. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 gives effect to the Formation Transactions, the Offering Transactions and the Acquisitions as if they were completed on March 31, 2015.

The pro forma financial statements have been derived from the audited and unaudited combined financial statements of the predecessor (the “predecessor combined financial statements”) and the financial statements of the businesses that have been or will be acquired in the Acquisitions that are included elsewhere in this registration statement. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements.

The pro forma financial statements were prepared using the acquisition method of accounting under GAAP. The predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. Acquisition accounting requires, among other things, that assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Because acquisition accounting is dependent upon certain valuations and other studies that must be completed as of the acquisition date, at this time there is not sufficient information for a definitive measurement. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma condensed consolidated financial statements and the combined company’s future results of operations and financial position.

The Acquisitions included in the pro forma condensed consolidated financial statements are accounted for using the accounting guidance for business combinations. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3 to the pro forma condensed consolidated financial statements under the heading “Estimated purchase price and preliminary purchase price allocation.” In accordance with accounting guidance for business combinations, the assets acquired and the liabilities assumed have been measured at fair value. The fair value measurements utilize estimates based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein are likely to be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined after the Acquisitions are completed and the final amounts recorded for the Acquisitions may differ materially from the information presented in these pro forma condensed consolidated financial statements.

The pro forma condensed consolidated financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the Acquisitions.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, as reflected in the pro forma condensed consolidated financial statements, we have applied the accounting guidance for fair value measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2. Acquisitions

Subsequent to March 31, 2015, we have completed or expect to complete the Acquisitions described below to expand our initial portfolio. The initial accounting for these business combinations is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is still in process and the Acquisitions have not yet closed, except for the Chint-NSM Transaction and the Hercules Transaction that have already closed. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date.

BioTherm Transaction

In April 2015, Global signed agreements to acquire equity interests in the BioTherm projects (70% of Aries, 70% of Konkoonsies and 65% of Klipheuwel), all of which are located in South Africa. These projects have a combined capacity of 32.6 MW based on our ownership percentages. The aggregate consideration paid for ownership in these projects from BioTherm and other minority investors is expected to be approximately $63.4 million, comprised of cash of approximately $55.2 million and 409,700 shares of our Class A common stock with a value of approximately $8.2 million, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus. In addition to the foregoing, Global has agreed to pay BioTherm approximately $20.5 million in additional cash consideration for certain rights and services.

Chint-NSM Transaction

On June 9, 2015, Global acquired a 51% equity interest in NSM 24 from a subsidiary of Chint Solar (Zhejiang) Co., Ltd. pursuant to a share purchase agreement executed on May 6, 2015. NSM 24 is an operating solar energy system located in India with a capacity of 23.9 MW. The aggregate consideration paid for the acquisition of this interest was $9.1 million. Concurrently, our Sponsor contributed its equity investment (49% equity interest) in NSM 24 to us, which was revalued to fair value of $8.7 million at the time of the acquisition.

Chint-Soutpan/Witkop Transaction

In April 2015, our Sponsor agreed to acquire an additional 41.3% equity interest in each of Soutpan and Witkop presently owned by a subsidiary of Chint Solar (Zhejiang) Co., Ltd. Soutpan is an operating solar energy system located in South Africa with a capacity of 15.8 MW. Witkop is an operating solar energy system located in South Africa with a net capacity of 16.8 MW. The aggregate consideration expected to be paid for the acquisition of these interests is $38.7 million in cash. Our Sponsor will transfer its resulting aggregate 51% interest in each of Soutpan and Witkop to us as part of the Pending Acquisitions.

Hercules Transaction

On May 14, 2015, Global acquired two wholly owned subsidiaries of Honiton Energy Cayman Limited located in China pursuant to a share purchase agreement. The Hercules Transaction consists of three wind sites with a combined 148.5 MW of capacity. The aggregate consideration paid for the 100% equity interests was $108.8 million in cash.

FERSA Transaction

In May 2015, Global signed an agreement to acquire from FERSA the wind projects Bhakrani, Gadag and Hanumanhatti located in India, representing 101.6 MW of capacity in the aggregate. The aggregate consideration expected to be paid for the 100% equity interests is $33.1 million in cash. This acquisition is expected to close concurrently with this offering.

LAP Transaction

In May 2015, our Sponsor agreed to acquire six hydro-electric projects controlled by LAP, which will be transferred to us in connection with this offering or shortly thereafter. The projects are located in Peru, representing capacity of 72.5 MW in the aggregate. The aggregate consideration expected to be paid for the 100% equity interest in the six projects is $103.1 million in cash.

Renova Transaction

In July 2015, Global signed three agreements with Renova to acquire three wind and hydro-electric projects. The projects are located in Brazil and have capacity of 336.2 MW in the aggregate. The aggregate consideration paid for this acquisition is expected to be $413.4 million, comprised of cash of $187.1 million and 11,313,850 shares of Class A common stock of Global with a value of $226.3 million, assuming an initial public offering price of $20.00 per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus. The Renova Transaction (except for our ESPRA project) is expected to close concurrently with this offering.

GME Transaction

In June 2015, Global signed an agreement with GME to acquire four wind projects. The projects are located in Honduras, Costa Rica and Nicaragua, representing capacity of 326.0 MW in the aggregate. The aggregate consideration paid for this acquisition is expected to be $326.4 million, comprised of cash of $315.9 million and 526,316 shares of Class A common stock of Global with a value of $10.5 million, assuming an initial public offering price of $20.00 per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus. The GME Transaction is expected to close following completion of this offering. We expect the acquisition of an 82.0 MW solar project (Choluteca) and a 50.0 MW wind project (Orosi), which are part of the GME Transaction, will be completed when the projects achieve COD, which is expected to occur in the second half of 2015.

Solarpack Transaction

In April 2015, Global signed an agreement for the acquisition from Solarpack Corporación Tecnológica, S.L. of the 26.4 MW capacity Alto Cielo solar project located in Uruguay. The Solarpack Transaction has not been included in these pro forma financial statements as it is not material as compared to our historical combined financial statements. We expect the Solarpack Transaction will be completed when the project achieves COD, which is expected to occur in the second half of 2015.

Note 3. Estimated purchase price and preliminary purchase price allocation

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Acquisition’s assets and liabilities at the acquisition date. The final allocation of the purchase price could differ materially from the preliminary allocation used for the unaudited pro forma condensed consolidated balance sheet primarily because power market prices, interest rates and other valuation variables will fluctuate over time and differ at the time of completion of the acquisition compared to the amounts assumed in the pro forma adjustments. The following is a summary of the preliminary purchase price allocations for the Acquisitions:

(in thousands)	Chint—NSM Transaction	BioTherm Transaction	Chint—Soutpan/Witkop Transaction	FERSA Transaction	Hercules Transaction	LAP Transaction	Renova Transaction	GME Transaction	Total estimated allocation
Property and equipment	$ 37,800	$108,600	$211,400	$68,301	$155,497	$167,200	$726,000	$461,200	$1,935,998
Other assets	9,106	46,060	27,709	9,753	37,344	18,916	80,735	105,766	$335,389
Intangible assets (PPA)	2,878	115,362	125,966	371	—	59,074	18,509	289,756	$611,914

Total assets acquired	49,784	270,022	365,075	78,425	192,841	245,190	825,244	856,722	2,883,301

Debt	24,842	76,135	185,580	40,228	68,871	104,260	391,499	412,643	1,304,058
Other liabilities	7,197	69,733	85,790	5,088	15,171	37,830	20,391	117,636	358,834

Total liabilities assumed	32,039	145,868	271,370	45,316	84,042	142,090	411,890	530,279	1,662,892

Non-controlling interest	—	40,253	45,916	—	—	—	—	—	86,169

Purchase price	$ 17,745	$83,901	$47,789	$33,109	$108,799	$103,100	$413,354	$326,443	$1,134,239

Note 4. Significant accounting policies

Based upon the predecessor’s initial review of the significant accounting policies as disclosed in its predecessor audited combined financial statements included in this registration statement, as well as on preliminary discussions with management of the businesses that have been or will be acquired in the Acquisitions, the pro forma consolidated combined financial statements assume there will be no significant adjustments necessary to conform the accounting policies of the businesses that have been or will be acquired in the Acquisitions to the predecessor’s accounting policies (other than the alignment of depreciable lives of property and equipment to Global’s accounting policies as described in footnote (4) to the unaudited pro forma condensed consolidated statements of operations). Upon completion of the Acquisitions and a more comprehensive comparison and assessment, differences may be identified that would necessitate changes to the future accounting policies of the businesses that have been or will be acquired in the Acquisitions and such changes could result in material differences in future reported results of operations and the financial position for operations of the businesses that have been or will be acquired in the Acquisitions as compared to historically reported amounts.

Selected historical combined financial data

The following table shows selected historical combined financial data at the dates and for the periods indicated. The selected historical combined financial data as of and for the years ended December 31, 2013 and 2014 has been derived from the predecessor audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The selected historical combined financial data and balance sheet data as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The predecessor combined financial statements as of and for the years ended December 31, 2013 and 2014, and as of March 31, 2015 and for the three months ended March 31, 2014 and 2015, are intended to represent the financial results of SunEdison’s contracted renewable energy assets that will be contributed to Global LLC as part of the Contributed Projects.

The following table should be read together with, and is qualified in its entirety by reference to, the predecessor audited and unaudited combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the predecessor combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s discussion and analysis of financial condition and results of operations.”

Financial data of TerraForm Global, Inc. has not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities and had no assets or liabilities during the periods presented in this prospectus.

	For the year ended December 31,		For the three months ended March 31,
(in thousands)	2013	2014	2014	2015
			(unaudited)	(unaudited)

Statement of Operations Data:
Revenue	$22,196	$39,449	$8,826	$17,806

Operating costs and expenses:
Cost of operations	355	1,999	441	358
Cost of operations–affiliate	1,311	2,257	725	964
General and administrative	1,047	1,349	574	4,486
General and administrative–affiliate	4,790	10,850	3,856	2,967
Depreciation, amortization and accretion	4,785	7,167	1,735	2,735

Total operating costs and expenses	12,288	23,622	7,331	11,510

Operating income	9,908	15,827	1,495	6,296

Other (income) expense:
Interest expense	11,812	24,294	3,903	16,821
Other expense (income) net	2,024	(5,128)	(1,642)	(418)

Total other expenses, net	13,836	19,166	2,261	16,403

Loss before income tax benefit	(3,928)	(3,339)	(766)	(10,107)
Income tax (benefit) expense	(1,651)	1,700	438	1,118

Net loss	$(2,277)	$(5,039)	$(1,204)	$(11,225)

Other Financial Data (unaudited):
Adjusted EBITDA(1)	$12,511	$28,827	$3,516	$10,043

Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(16,972)	$15,060	$24,562	$1,374
Investing activities	(101,953)	(231,853)	(64,920)	(52,494)
Financing activities	118,639	365,519	148,130	37,949
Effect of exchange rate changes on cash	(576)	(1,728)	(2,396)	(617)

Balance Sheet Data (at period end):
Cash and cash equivalents	$3,148	$150,146		$136,358
Restricted cash(2)	47,279	85,811		77,045
Property and equipment, net	210,017	386,079		415,537
Total assets	291,111	673,456		685,688
Total liabilities	221,410	624,692		638,693
Total equity	69,701	48,764		46,995

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income (loss) plus interest expense, unrealized (gains) losses on interest rate swaps, income taxes, depreciation and accretion and stock compensation expense, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the case requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for contract amortization, mark-to-market gains or losses, asset write-offs, impairments and factors that we do not consider indicative of future performance;

•

it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•

although depreciation and accretion are non-cash charges, the assets being depreciated and accreted will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net loss to Adjusted EBITDA:

	For the year ended December 31,		For the three months ended March 31,
(in thousands) (unaudited)	2013	2014	2014	2015
			(unaudited)	(unaudited)
Net loss	$(2,277)	$(5,039)	$(1,204)	$(11,225)

Add:
Depreciation, amortization and accretion	4,785	7,167	1,735	2,735
Interest expense	11,812	24,294	3,903	16,821
Unrealized (gains) losses on interest rate swaps	(158)	705	(1,356)	594
Income tax (benefit) expense	(1,651)	1,700	438	1,118

Adjusted EBITDA	$12,511	$28,827	$3,516	$10,043

(2)	Restricted cash includes current restricted cash, non-current restricted cash and cash committed for construction.

Management’s discussion and analysis of financial condition and results of operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk factors,” “Cautionary statement concerning forward-looking statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor’s historical combined financial statements and the notes thereto included elsewhere in this prospectus and our unaudited pro forma financial data, as well as the information presented under “Summary—Summary historical and pro forma financial data,” “Selected historical combined financial data,” and “Unaudited pro forma condensed financial statements.”

Overview

We are a high-growth, globally diversified renewable energy company that owns long-term contracted wind, solar and hydro-electric power plants. Our business objective is to increase our dividend to stockholders by continuing to acquire, from SunEdison and unaffiliated third parties, clean power generation assets that produce high-quality, long-term contracted cash flows, primarily by serving utility and commercial customers with strong credit profiles. Our initial target markets will be China, Brazil, India, South Africa, Honduras, Costa Rica, Peru, Uruguay, Malaysia and Thailand. Several of these markets, including China, Brazil and India, are expected to be among the fastest growing solar and wind energy markets worldwide from 2015 to 2020 in terms of annual installations and capital investment in renewable energy projects.

Our initial portfolio consists of solar projects located in China, India, South Africa, Honduras, Uruguay, Malaysia and Thailand, wind projects located in China, Brazil, India, South Africa, Honduras, Costa Rica and Nicaragua and hydro-electric projects located in Brazil and Peru. These projects have a total combined capacity of 1,406.1 MW, and we forecast that they will generate an aggregate of $231.5 million of cash available for distribution for the year ending December 31, 2016. Our initial portfolio includes 921.7 MW of projects that we expect to acquire from third parties concurrently with the completion of this offering or, in certain cases, during the remainder of 2015. All of these projects are supported by PPAs with creditworthy counterparties. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 19 years as of March 31, 2015.

We have a well diversified project portfolio, across both geographies and renewable energy technologies, which we believe enables us to generate consistent quarterly cash flows. For example, projects in our initial portfolio located in any single country are not expected to represent more than 30% of our projected cash available for distribution for the year ending December 31, 2016. We intend to rapidly expand and diversify our initial portfolio by acquiring utility-scale solar and commercial and industrial distributed solar, wind and hydro-electric power generation assets located in our initial target markets, which we expect will also have long-term PPAs with creditworthy counterparties. We expect to pursue opportunities in other high-growth emerging markets that have characteristics similar to those of our initial target markets, with a focus on markets located in Asia (except Japan), Africa, Latin America and the Middle East. Over time, we may selectively acquire other clean power generation assets, including natural gas, biomass and hybrid energy and storage solutions, as well as transmission lines, that enable us to provide power on a 24/7 basis, as well as to add solar generation assets serving residential and commercial building customers.

The following table sets forth selected information relating to the Contributed Projects that we have included in our initial portfolio:

Country	Net Capacity (MW)(1)	% of Total MW	# of Sites

India Projects:
Wind	17.8	5.8%	1
Solar	110.1	36.0%	11

Total India Projects	127.9	41.8%	12

Uruguay Projects:
Solar	74.8	24.4%	2

Thailand Projects:
Solar	39.3	12.8%	9

South Africa Projects:
Solar	33.6	11.0%	1

China Projects:
Solar	18.0	5.9%	1

Malaysia Projects:
Solar	12.3	4.0%	4

Total	305.9	100.0%	29

(1)	Net capacity represents the maximum, or rated, generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility as of the date of this prospectus. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus. For projects referenced herein that have not yet achieved their COD, the figures reflect expected final capacity.

Factors that significantly affect our results of operations and business

We expect the following factors will affect our results of operations:

Increasing utilization of clean power generation sources

Clean energy has been one of the fastest growing sources of electricity generation globally over the past decade. We expect the renewable energy generation segment in particular to continue to offer high growth opportunities driven by:

•

the competitive cost of most clean energy technologies and, most significantly, the ongoing reduction in the cost of clean energy, which will increase the number of markets that are trending towards grid parity;

•

transmission and distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at a customer’s site, or “distributed generation,” to be more competitive with, or cheaper than, grid-supplied electricity;

•

the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits, and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•

the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in a predictable rate for long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel, thus avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•

government policies that encourage development of renewable power, such as national, provincial, state or local renewable portfolio standard programs, which motivate utilities to procure electricity from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively low cost and low environmental impact compared to other fossil fuel sources, such as coal and oil.

Project operations and generation

Our revenue is primarily a function of the volume of electricity generated and sold by our projects. Our initial portfolio of power generation assets is generally contracted under long-term PPAs with creditworthy counterparties. As of March 31, 2015, the weighted average remaining life of our PPAs was 19 years. In most instances, pricing of the electricity sold under these PPAs is contracted for the duration of the contract. We also expect that certain of our PPAs will have price escalators based on an index (such as the consumer price index) or other rates specified in the applicable PPA.

We define “project availability” as the actual amount of time a power generation asset is available to produce electricity divided by the amount of time during the defined measurement period, after excluding the duration of events such as anticipated maintenance and interconnection interruptions. Our ability to generate electricity in an efficient and cost-effective manner is impacted by our ability to maintain and utilize the electrical generation capacity of our projects. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, scheduled and unexpected repair and maintenance required to keep our projects operational and other factors. Equipment performance often represents the primary factor affecting our operating results because equipment downtime impacts the volume of the electricity that we are able to generate from our projects. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions, short to medium term weather variations from long-term averages or other events beyond our control.

Generally, over longer time periods, we expect our portfolio will exhibit less variability in generation compared to shorter periods. It is likely that we will experience more generation variability in monthly or quarterly production than we do for annual production. As a result, our periodic cash flows and payout ratios will reflect more variability during periods shorter than a year. While we intend to reserve a portion of our cash available for distribution and maintain a revolving credit facility in order to, among other things, facilitate the payment of dividends to our stockholders, unpredicted variability in generation could result in variability of our dividend payments to the extent we lack sufficient reserves and liquidity.

We use reliable and proven solar panels, inverters and other equipment for each of our solar projects and quality wind turbines, water turbines and other system components for each of our wind and hydro-electric projects. We believe this significantly reduces the probability of unexpected equipment failures. Additionally, through our Management Services Agreement with our Sponsor, one of the world’s largest solar and wind energy developers and operators, we have access to significant resources to support the maintenance and operation of our business. We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar, wind and hydro-electric technology, project development, finance and management and operations.

Project acquisitions

Our ability to execute our growth strategy is dependent on our ability to acquire additional clean power generation assets from our Sponsor and unaffiliated third parties. We are focused on acquiring long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows in geographically diverse locations with growing demand and stable legal and political systems. We expect to have the opportunity to increase our cash available for distribution and, in turn, our quarterly dividend per share by acquiring additional assets from our Sponsor, including those available to us under the Support Agreement, and from third parties.

As of March 31, 2015, our Sponsor had a 7.5 GW pipeline (as defined below) of development-stage solar projects, including 1.7 GW in our initial and future target markets. On January 29, 2015, our Sponsor completed the purchase of First Wind’s development platform, pipeline and projects in development, including over 1.6 GW of wind and solar generation assets under development. We benefit from this pipeline because our Sponsor has granted us a right to acquire the Call Right Projects and a right of first offer with respect to the SunEdison ROFO Projects pursuant to the Support Agreement.

SunEdison includes a clean energy system project in its “pipeline” when it has a signed or an awarded PPA or other energy offtake agreement has achieved each of the following three items: (i) site control; (ii) an identified interconnection point with an estimate of the interconnection costs; and (iii) an executed energy offtake agreement or the determination that there is a reasonable likelihood that an energy offtake agreement will be signed. There can be no assurance that SunEdison’s pipeline will be converted into completed projects or that we will acquire these projects.

Immediately prior to the completion of this offering, we will enter into the Support Agreement with our Sponsor, which requires our Sponsor to offer us Call Right Projects from its development pipeline through the fifth anniversary of the completion of this offering that have at least $1.4 billion of Projected FTM CAFD. If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement through the fifth anniversary of the completion of this offering is less than $1.4 billion, our Sponsor has agreed that it will continue to offer to us sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied. The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired Call Right Projects that have the specified minimum amount of Projected FTM CAFD covered by the Support Agreement.

In addition, the Support Agreement grants us a right of first offer with respect to the SunEdison ROFO Projects. The Support Agreement does not identify the SunEdison ROFO Projects because our Sponsor will not be obligated to sell any project that would constitute a SunEdison ROFO Project. As a result, we do not know when, if ever, any SunEdison ROFO Projects or other assets will be offered to us. In addition, in the event that our Sponsor elects to sell such assets, it will not be required to accept any offer we make to acquire any SunEdison ROFO Project and, following the completion of good faith negotiations with us, our Sponsor may choose to sell such assets to a third party or not sell the assets at all.

When we acquire clean power generation assets from a party other than our Sponsor, our financial statements will generally reflect such assets and their associated operations beginning on the date the acquisition is consummated. For so long as our Sponsor controls us, acquisitions from it will result in a recast of our financial statements for prior periods in accordance with accounting rules applicable to transactions between entities under common control. As a result, our financial statements would reflect such assets and resulting costs and operations for periods prior to the consummation of the acquisition, which would be reflected as our Sponsor’s historical cost.

In addition to acquiring clean power generation assets from our Sponsor, we intend to pursue additional acquisition opportunities that are complementary to our business from unaffiliated third parties. See “Business—Our business strategy.”

Seasonality

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months result in less irradiation, the generation of particular assets will vary depending on the season and year. Additionally, the plant load factor of wind energy generators and the amount of electricity generated by, and the profitability of, our wind projects depend on meteorological conditions, particularly wind conditions, which can vary across seasons and years. The wind energy generators work only when wind speeds exceed certain thresholds and if wind speeds are insufficient, the electricity output from these wind farms will decrease or cease. Hydro-electric generators are dependent on water flows, which vary from season to season as a result of rainfall, snowfall and snowmelt.

To the extent more of our solar power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. While we expect seasonal variability to occur, we expect aggregate seasonal variability to decrease if geographic diversity of our portfolio between the northern and southern hemisphere increases.

Location of power generation assets/tax repatriation

While we will be a U.S. taxpayer, substantially all of our assets are located in foreign tax jurisdictions, and we expect that we will acquire additional power generation assets in foreign tax jurisdictions in the future. Changes in tax rates and the application of foreign tax withholding requirements in foreign jurisdictions where we own power generation assets will impact the contribution from such assets to cash available for distribution.

In order to minimize withholdings at the project level, cash from profits may be maintained at the local legal entity level for future acquisitions. Intercompany loans may be structured at the parent level to allow for the efficient flow of cash and to fund the dividend requirements.

Cash distribution restrictions

In many cases, we obtain project-level financing for our clean power generation assets. These project financing arrangements typically restrict the ability of our project subsidiaries to distribute funds to us unless specific financial thresholds are satisfied on specified dates. Although our calculation of cash available for distribution, or “CAFD,” will reflect the cash generated by such project subsidiaries, we may not have sufficient liquidity to make corresponding distributions until the cash is actually distributed and/or such financial thresholds are satisfied. As a result, Global LLC may incur borrowings under our Revolver to fund dividends or increase our reserves for the prudent conduct of our business.

Foreign exchange

Our operating results are reported in U.S. dollars. However, most of our project-level revenues and expenses are generated in currencies other than U.S. dollars (including Chinese Yuan Renminbi, Brazilian Real, Indian Rupee, Malaysian Ringgit, South African Rand, Thai Baht and other currencies). As a result, we expect our revenues and expenses will be exposed to foreign exchange fluctuations in local currencies where our clean power generation assets are located. We intend to use derivative financial instruments, such as purchasing currency options, to minimize our net exposure to currency fluctuations. Specifically, we intend to utilize these instruments to mitigate our risk exposure to currency fluctuations on a rolling three-year basis with regard to our projected CAFD. To the extent that significant debt is denominated in currencies other than local currency, we have limited our currency risk with respect to our project-level long-term debt by entering into fixed currency rate swap agreements that limit our foreign exchange exposure.

Interest rates

As of March 31, 2015, our long-term debt was borrowed at variable interest rates. In the future, we expect a substantial amount of our corporate and project-level capital structure will also be financed with variable rate debt or similar arrangements. We also expect that we will refinance our debt from time to time. If we incur variable rate debt or refinance our fixed rate debt, changes in interest rates could have an adverse effect on our cost of capital. To limit our interest rate risk with respect to our project-level long-term variable rate debt, we have entered into interest rate swap agreements.

Government incentives

Each of the markets in which we expect to operate has established various incentives and financial mechanisms to support reimbursements of the cost of and accelerate the adoption of renewable energy. These incentives help catalyze private sector investments in renewable energy and efficiency measures and are described in further detail under “Business—Government incentives” in this prospectus. Such incentives are generally in the form of feed-in tariffs and other programs designed to facilitate the development, financing and operation of renewable energy projects, including solar and wind energy. The incentives are aimed at reducing the development costs of renewable energy projects or providing favorable contract prices for such renewable energy. Our operations benefit from these government incentives, and any adverse change or termination of these incentives would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, a loss or reduction in such incentives may decrease the attractiveness of renewable energy projects to developers, including SunEdison, which could reduce our acquisition opportunities.

Key metrics

Operating metrics

Megawatt capacity

We measure the electricity-generating production capacity of our power generation assets in net megawatt capacity (measured in direct current, or “DC,” with respect to solar generation assets, and alternating current, or “AC,” with respect to wind and hydro-electric generation assets). Net megawatt capacity, or net capacity, represents the rated generation capacity at standard test conditions of a project multiplied by our percentage of economic ownership of such project as of the relevant date. Rated capacity is the expected maximum output a power generation system can produce without exceeding its design limits. The size of our power generation assets varies significantly among the assets comprising our portfolio. We believe the aggregate net megawatt capacity of our portfolio is indicative of our overall production capacity and period-to-period comparisons of our net megawatt capacity are indicative of the growth rate of our business.

Project availability

Project availability refers to the actual amount of time a power generation asset is available to produce electricity divided by the amount of time during the defined measurement period, after excluding the duration of events, such as anticipated maintenance and interconnection interruptions. We track project availability as a measure of the operational efficiency of our business.

Megawatt-hour generation

Megawatt-hour generation refers to the actual amount of electricity a power generator produces over a specific period of time. We track the aggregate generation of our power generation assets as it is indicative of the periodic production of our business operations.

Megawatt-hours sold

Megawatt-hours sold refers to the actual volume of electricity generated and sold by our projects during a particular period. We track megawatt-hours sold as an indicator of our ability to recognize revenue from the generation of electricity at our projects.

Financial metrics

Cash available for distribution

As calculated in this prospectus, CAFD represents net cash provided by (used in) the operating activities of Global LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement, (vii) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (viii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of the audit committee.

We believe CAFD is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance. In addition, CAFD is used by our management team for internal planning purposes. For a further discussion of CAFD, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote (2) under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

Adjusted EBITDA

We define Adjusted EBITDA as net income plus interest expense, unrealized (gains) losses on interest rate swaps, income taxes, depreciation and accretion and stock compensation expense, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities. In addition, Adjusted EBITDA is used by our management for internal planning purposes, which includes certain aspects of our operating budget and capital expenditures. See footnote (1) under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus for a discussion on the limitations of Adjusted EBITDA.

Components of results of operations

Revenue

A significant majority of our revenues are obtained through the sale of energy pursuant to terms of PPAs or other contractual arrangements, which have a weighted average (based on megawatts) remaining life of 19 years as of March 31, 2015. PPAs are accounted for as operating leases with no minimum lease payment. Revenue is recorded as income when the electricity is delivered.

Incentives

We anticipate receiving performance-based incentives, or “PBIs,” from governmental agencies in connection with certain sponsored programs. PBI revenue is generally based on the actual level of output generated from our solar energy systems recognized upon validation of the kilowatt-hours produced from a third-party metering company.

We intend to negotiate and expect to receive upfront incentives or subsidies from various governmental jurisdictions for operating certain of our solar energy systems. When amounts are deferred, they will be recognized as revenue on a straight-line basis over the estimated useful life of the solar energy system.

None of the projects included in our initial portfolio has received any PBIs or other upfront incentives or subsidies that would be classified as incentive revenue in our combined statements of operations.

Operating costs and expenses

Cost of operations

Cost of operations is comprised of operations and maintenance expenses incurred in order to operate our solar power generation assets, as well as property and other taxes, property insurance, land leases, rental expense and other licenses. Cost of operations—affiliates represents operation and maintenance services provided under fixed price agreements with affiliates of the Sponsor, which may include annual price increases. Cost of operations—affiliates also includes project-level management administration agreements.

Depreciation and accretion

Depreciation expense is recognized using the straight-line method over the estimated useful lives of our solar power generation assets. Accretion expense represents the increase in asset retirement obligations over the remaining operational life of the associated solar power generation assets.

General and administrative

Our general and administrative expenses consist primarily of the allocation of general corporate overhead costs from our Sponsor that are attributable to our predecessor operations, “affiliate expenses.” These costs include legal, accounting, tax, treasury, IT infrastructure, insurance, employee benefit costs, communications, human resources and procurement. Upon completion of this offering, we anticipate our general and administrative expense to be comprised of the management fee we will pay to our Sponsor for the management and administration services provided to us under the Management Services Agreement and all costs of doing business. See “Certain relationships and related party transactions—Management Services Agreement.”

Interest expense

Interest expense is comprised of interest incurred under our variable rate financing arrangements and the amortization of deferred financing costs incurred in connection with obtaining construction and term financing, net of amounts capitalized and included in property and equipment, net.

Income tax expense

Income tax benefit (expense) consists of national, provincial, state and local income taxes in our initial target markets and deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Our income tax balances are determined and reported using a “separate return” method. Income taxes as presented herein allocate current and deferred income taxes of the parent to us in a manner that is systematic, rational and consistent with the asset and liability method. The sum of the amounts allocated to the Company’s carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Combined results of operations of our predecessor

Three months ended March 31, 2015 compared to the three months ended March 31, 2014

The following table summarizes our historical combined statements of operations as a percentage of operating revenue for the periods shown:

	For the three months ended March 31,
(as a percent of revenue)	2014	2015
Revenue	100%	100%

Operating costs and expenses:
Cost of operations	5	2
Cost of operations—affiliate	8	5
General and administrative	7	25
General and administrative—affiliate	44	17
Depreciation and accretion	20	15

Total operating costs and expenses	83	65

Operating income	17	35

Other expense (income):
Interest expense	44	94
Other (income) expense, net	(19)	(2)

Total other expenses, net	26	92

Loss before income tax expense	(9)	(57)
Income tax expense	5	6

Net loss	(14)%	(63)%

Revenue

Revenue for the three months ended March 31, 2015 and 2014 was as follows:

	For the three months ended March 31,
(in thousands, except for GWh and MW data)	2014	2015
Revenue	$8,826	$17,806
GWh sold	34.7	58.6
Net megawatt capacity (MW)(1)(2)	74.8	166.4	(3)

(1)	Operational at end of period.
(2)	Net capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility.
(3)	Does not include any projects in which we hold a minority interest.

Revenues were $17.8 million and $8.8 million for the three months ended March 31, 2015 and 2014, respectively, an increase of $9.0 million. The increase was primarily due to South African solar energy systems put into commercial operation during the first quarter of 2015 that were not complete in the first quarter 2014. Gigawatt-hours sold increased to 58.6 GWh and total megawatt capacity increased to 166.4 MW during the year ended March 31, 2015.

Costs of Operations

	For the three months ended March 31,
(in thousands)	2014	2015
Cost of operations	$441	$358
Cost of operations—affiliate	725	964

Total cost of operations	$1,166	$1,322

Costs of operations totaled $1.3 million and $1.2 million for the three months ended March, 2015 and 2014, respectively, an increase of $0.1 million. Cost of operations-affiliate increased $0.2 million during the three months ended March 31, 2015 compared to 2014. The increase is primarily due to additional operations and maintenance expenses related to the solar energy systems that were in operation in the first quarter 2015 and not in the first quarter 2014.

General and administrative expense

General and administrative expense totaled $4.5 million and $0.6 million for the three months ended March 31, 2015 and 2014, respectively, an increase of $3.9 million. General and administrative—affiliate expense was $3.0 million and $3.9 million for the three months ended March 31, 2015 and 2014, respectively, a decrease of $0.9 million.

Depreciation and accretion

Depreciation and accretion expense increased from $1.7 million for the three months ended March 31, 2014 to $2.7 million in the three months ended March 31, 2015, primarily due to depreciation related to the Boshof solar energy system plant that was operational in the first quarter for 2015 and not in the first quarter of 2014.

Interest expense

Interest expense was $16.8 million and $3.9 million for the three months ended March 31, 2015 and 2014, respectively, an increase of $12.9 million. The increase was primarily due to an increase in term debt as solar energy systems were constructed.

Other income, net

Other income, net totaled $0.4 million in the three months ended March 31, 2015, primarily due to gains on foreign currency exchange and interest income earned from restricted cash accounts. Other income, net totaled $1.6 million in the three months ended March 31, 2014, primarily due to gains on foreign currency exchange.

Income tax expense

Income tax expense was $1.1 million for the three months ended March 31, 2015 compared to an income tax expense of $0.4 million for the three months ended March 31, 2014 primarily due to an increase in revenue not offset by tax benefit carryforwards.

Year ended December 31, 2014 compared to year ended December 31, 2013

The following table summarizes our historical combined statements of operations as a percentage of operating revenue for the periods shown:

	For the year ended December 31,
(as a percent of revenue)	2013	2014
Revenue	100%	100%

Operating costs and expenses:
Cost of operations	2	5
Cost of operations—affiliate	6	6
General and administrative	5	3
General and administrative—affiliate	22	28
Depreciation and accretion	22	18

Total operating costs and expenses	57	60

Operating income	45	40

Other expense (income):
Interest expense	53	62
Other (income) expense, net	9	(13)

Total other expenses, net	62	49

Loss before income tax expense (benefit)	(19)	(9)
Income tax expense (benefit)	(8)	4

Net loss	(11)%	(13)%

Revenue

Revenue for the years ended December 31, 2014 and 2013 was as follows:

	For the year ended December 31,
(in thousands, except for GWh and MW data)	2013	2014
Revenue	$22,196	$39,449
GWh sold	109.5	157.9
Net megawatt capacity (MW)(1)(2)	74.6	118.1	(3)

(1)	Operational at end of period.
(2)	Net capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility.
(3)	Does not include any projects in which we hold a minority interest.

Revenues were $39.4 million and $22.2 million for the years ended December 31, 2014 and 2013, respectively, an increase of $17.2 million. The increase was primarily due to the Malaysian solar energy systems put into commercial operation in the fourth quarter of 2013 and being in operation the full year in 2014. Gigawatt-hours sold increased to 157.9 GWh and total megawatt capacity increased to 118.1 MW during the year ended December 31, 2014.

Costs of Operations

	For the year ended December 31,
(in thousands)	2013	2014
Cost of operations	$355	$1,999
Cost of operations—affiliate	1,311	2,257

Total cost of operations	$1,666	$4,256

Costs of operations totaled $2.0 million and $0.4 million for the years ended December 31, 2014 and 2013, respectively, an increase of $1.6 million. Cost of operations-affiliate increased $1.0 million during the year ended December 31, 2014 compared to 2013. The increase is primarily due to additional operations and maintenance expenses related to the Malaysian solar energy systems which were in operation all of 2014 versus being put in operation in the last quarter of 2013.

General and administrative expense

General and administrative expense totaled $1.3 million and $1.0 million for the years ended December 31, 2014 and 2013, respectively, an increase of $0.3 million. General and administrative—affiliate expense was $10.9 million and $4.8 million for the years ended December 31, 2014 and 2013, respectively, an increase of $6.1 million. The increase is due to the overall increase in the capacity of our operational solar energy systems.

Depreciation and accretion

Depreciation and accretion expense increased from $4.8 million for the year ended December 31, 2013 to $7.2 million in the year ended December 31, 2014 primarily due to Malaysian solar energy system plants becoming commercially operational in December 2013 and South Africa and Thailand solar energy systems becoming commercially operational in the fourth quarter of 2014.

Interest expense

Interest expense was $24.3 million and $11.8 million for the years ended December 31, 2014 and 2013, respectively, an increase of $12.5 million. The increase was primarily due to an increase in term debt as solar energy systems were constructed.

Other (income) expense, net

Other income, net totaled $5.1 million in the year ended December 31, 2014 primarily due to gains on foreign currency exchange and interest income earned from restricted cash accounts. Other expense, net totaled $2.0 million in the year ended December 31, 2013, primarily due to losses on foreign currency exchange.

Income tax expense (benefit)

Income tax expense was $1.7 million for the year ended December 31, 2014 compared to an income tax benefit of $1.7 million for the year ended December 31, 2013 primarily due to an increase in revenue not offset by tax benefit carryforwards.

Liquidity and capital resources

Our principal liquidity requirements are to finance current operations, service our debt and fund cash dividends to our investors. We will also use capital in the future to finance expansion capital expenditures and acquisitions. Historically, our predecessor operations were financed as part of our Sponsor’s integrated operations and largely relied on internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. Equity financing, if any, could result in the dilution of our existing stockholders and make it more difficult for us to maintain our dividend policy. In addition, any of the items discussed in detail under “Risk factors” in this prospectus may also significantly impact our liquidity.

Liquidity position

We believe that following the completion of this offering we will have sufficient availability under the Revolver, liquid assets and cash flows from operations to meet our financial commitments, debt service obligations, contingencies and anticipated required capital expenditures for at least the next twelve months. As of March 31, 2015, December 31, 2014 and December 31, 2013, our liquidity was approximately $213.4 million, $236.0 million and $50.4 million, respectively, comprised of cash, cash committed for construction projects, and restricted cash.

We are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of liquidity

Following the completion of this offering, we expect our ongoing sources of liquidity to include cash on hand, cash generated from operations, borrowings under new and existing financing arrangements and the issuance of additional equity securities, as appropriate, given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As described in Note 5, Debt, to our combined financial statements and below, our financing arrangements as of March 31, 2015 consist of a bridge term loan, project-level term loans and construction loans for our various solar energy projects.

Bridge Facility

On December 22, 2014, Global LLC entered into the Bridge Facility with JPMorgan Chase Bank, N.A., as administrative agent. As of December 31, 2014, the total principal amount outstanding under the Bridge Facility was $150.0 million. The Bridge Facility matures in December 2016. On May 6, 2015, the Bridge Facility was amended to increase the aggregate principal amount of bridge commitments to $450 million, of which $87.5 million was subsequently prepaid with a portion of the proceeds from the Units Private Placements, through the addition of Barclays Bank PLC, Citibank, N.A. and Morgan Stanley Senior Funding, Inc. as lenders in the Bridge Facility. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate principal amount of commitments to $550 million, through the addition of Goldman Sachs Bank USA, Bank of America, N.A. and Deutsche Bank AG New York Branch as lenders. The purpose of the Bridge Facility is to fund the acquisition of certain clean energy projects and to repay certain of the project level indebtedness incurred by projects included in our initial portfolio. Global LLC’s obligations under the Bridge Facility are secured by first priority liens on and security interests in substantially all present and future assets of Global LLC and certain of its domestic subsidiaries, as guarantors, under the Bridge Facility (including membership interests held by Global LLC and Global Operating LLC but excluding any membership interests in non-recourse subsidiaries). For more information regarding the terms of our Bridge Facility, see “Description of certain indebtedness—Bridge Facility.”

Revolving credit facility

In connection with this offering, we anticipate that Global Operating LLC will enter into the Revolver, which is expected to provide for a revolving line of credit of approximately $440.0 million. The Revolver will include borrowing capacity available for letters of credit and will allow for incremental commitments of up to $310.0 million. We expect that Global LLC and certain of its subsidiaries will be guarantors under the Revolver. The Revolver is expected to contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower debt service coverage ratio. In general, Global Operating LLC expects that the Revolver will contain covenants that are customary for this type of financing, including limitations on indebtedness, liens, investments and restricted payments; provided, however, that we expect that each of Global Operating LLC and Global LLC will be permitted to pay distributions to unitholders out of available cash so long as no default or event of default under the Revolver shall have occurred and be continuing at the time of such distribution or would result therefrom and Global Operating LLC is in compliance with its financial covenants. In connection with the Revolver, Global Operating LLC expects (i) that Global LLC will be required to pledge 100% of the equity in Global Operating LLC and (ii) that 100% of the equity in certain subsidiaries of Global Operating LLC will also be required to be pledged as collateral to the lenders. Foreclosure upon such equity pledges would, under certain circumstances, result in a substantial loss of value to us. See “Risk factors—Risks related to our business—If our subsidiaries default on their obligations under their project-level indebtedness, this may constitute an event of default under our Revolver, and we may be required to make payments to lenders to avoid such default or to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our renewable energy projects upon foreclosure.” Global Operating LLC expects that the Revolver will contain events of default that are customary for this type of financing. Global Operating LLC is still in preliminary discussions with potential arrangers and lenders with respect to the terms of the Revolver. The actual terms of the Revolver will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the Revolver.

Senior Notes

Concurrently with the completion of this offering, we intend to complete the sale of $800.0 million of Senior Notes by Global Operating LLC in a private offering exempt from the registration requirements of the Securities Act to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to persons outside of the United States pursuant to Regulation S under the Securities Act. We intend to use the estimated net proceeds therefrom together with the net proceeds from this offering and the Class A Common Private Placement to repay borrowings under the Bridge Facility, fund the Pending Acquisitions and repay certain project-level debt. This prospectus shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities offered in the Senior Notes offering and any such offer will only be made by a separate offering memorandum. The Senior Notes will be general unsecured senior obligations of Global Operating LLC and guaranteed by Global LLC and will have a seven year term. For more information regarding the terms of the Senior Notes, see “Description of certain indebtedness—Senior Notes.”

Project-level financing arrangements

We have outstanding project-specific non-recourse financing that is backed by the applicable solar energy system assets. The table below summarizes certain terms of our project-level financing arrangements for our initial portfolio as of March 31, 2015:

Name of Project	Aggregate principal amount(1) (in thousands)	Type of financing	Maturity date
Raj 5	$6,009	Term loan	April 30, 2026
NSM Suryalabh	29,429	Construction loan	April 30, 2016
NSM L’Volta	15,968	Term loan	March 31, 2030
NSM Sitara	23,952	Term loan	March 31, 2030
Brakes	5,652	Term loan	December 31, 2029
PP Solar	6,883	Term loan	August 31, 2023
Fortune 11	9,471	Term loan	March 31, 2028
Silverstar Pavilion	24,135	Term loan	March 31, 2028
Corporate Season	7,116	Term loan	December 31, 2028
Boshof	185,002	Term loan	September 31, 2031
Dunhuang	7,893	Term loan	July 31, 2015
Dunhuang	20,342	Construction loan	December 31, 2016
Focal	11,117	Term loan	March 31, 2033
Millennium	13,664	Term loan	March 1, 2026
SE 25	40,229	Term loan	June 30, 2029
Azure	10,651	Term loan	September 15, 2026
ESP Urja	10,429	Term loan	December 31, 2026

Total	$427,942

(1)	All of our project-level indebtedness is denominated in either U.S. dollars, Indian Rupee, Malaysian Ringgit, South African Rand or Thai Baht. We converted such indebtedness into U.S. dollars using the applicable conversion rate as of March 31, 2015.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. For more information regarding the terms of our project-level financing, see “Description of certain indebtedness—Project-level financing arrangements.”

Uses of liquidity

Our principle requirements for liquidity and capital resources, other than for operating our business, can generally be categorized as follows: (i) debt service obligations, (ii) funding acquisitions, if any, and (iii) cash dividends to investors. Generally, once COD is reached clean power generation assets do not require significant capital expenditures to maintain operating performance.

Debt service obligations

Principal payments on our debt as of December 31, 2014 are due in the following periods:

In thousands	2015	2016	2017	2018	2019	Thereafter	Total
Maturities of debt	$31,542	$167,112	$18,308	$17,205	$20,343	$269,601	$524,111

The above amounts do not include any indebtedness we incurred or assumed since that date in connection with expanding our initial portfolio. See “Unaudited pro forma condensed financial statements.”

Acquisitions

Following the completion of this offering, we expect to continue to acquire additional projects. We expect to acquire certain of the Call Right Projects, Third-Party Call Right Projects and SunEdison ROFO Projects from SunEdison and third-party developers of clean power generation assets. We do not expect to have sufficient amounts of cash on hand to fund the acquisition costs of all of such Call Right Projects, Third-Party Call Right Projects and SunEdison ROFO Projects. As a result, we will need to finance a portion of such acquisitions by either raising additional equity or issuing new debt. We believe that we will have the financing capacity to pursue such opportunities, but we are subject to business, operational and macroeconomic risks that could adversely affect our cash flows and ability to raise capital. A material decrease in our cash flows or downturn in the equity or debt capital markets would likely produce a corresponding adverse effect on our ability to finance such acquisitions.

Cash dividends to investors

We intend to cause Global LLC to distribute to its unitholders in the form of a quarterly distribution a portion of the cash available for distribution that is generated each quarter after appropriate reserves for our working capital needs and the prudent conduct of our business. In turn, we intend to use the amount of cash available for distribution that Global receives from such distribution to pay quarterly dividends to the holders of our Class A common stock. The cash available for distribution is likely to fluctuate from quarter to quarter and in some cases significantly if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We expect our dividend payout ratio to vary as we intend to maintain or increase our dividend despite variations in our cash available for distribution from period to period.

Global LLC is a holding company and will be dependent on receiving cash distributions from Global Operating LLC in order to fund quarterly distributions to its unitholders, including Global. Global Operating LLC is also a holding company and will in turn be dependent on receiving cash distributions from its project-level subsidiaries to fund any distributions to Global LLC. The ability of such project-level subsidiaries to make cash distributions to Global Operating LLC may be restricted by, among other things, the provisions of existing and future indebtedness or other financing agreements, applicable national, provincial, state and local corporation laws and other laws and regulations, such as capital controls that either restrict investment by foreign sources, restrict the transfer of capital to foreign recipients or both. Some of the jurisdictions in which the projects in our initial portfolio are located impose material limitations on their ability to make cash distributions to Global Operating LLC. For example, South Africa currently has an exchange control regime which includes restrictions on exporting capital from South Africa. Once the appropriate regulatory approval is obtained, however, we believe that these restrictions will not impose significant constraints on the ability of any South African project-level subsidiary that we may acquire in the future to distribute its earnings to Global Operating LLC.

See “Cash dividend policy—Assumptions and considerations.”

Cash flow discussion

We use traditional measures of cash flow, including net cash related to operating, investing and financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Three months ended March 31, 2015 compared to three months ended March 31, 2014

The following table reflects the changes in cash flows for the comparative periods:

	For the three months ended March 31,

(in thousands) (unaudited)	2014	2015	Change
Net cash provided by operating activities	$24,562	$1,374	$(23,188)
Net cash used in investing activities	(64,920)	(52,494)	12,426
Net cash provided by financing activities	48,130	37,949	(10,181)
Effect of exchange rate charges on cash	(2,396)	(617)	1,779

Total	$5,376	$(13,788)	$(19,165)

Net cash used by operating activities

The change to net cash provided by operating activities is primarily driven by the timing of cash payments on amounts due to our parent and affiliates for reimbursement of operating expenses paid by our Sponsor or its affiliates.

Net cash used by investing activities

The change to net cash used by investing activities is driven by capital expenditures related to the construction of solar energy systems and changes in restricted cash and cash committed for construction in accordance with the restrictions in our debt agreements.

Net cash provided by financing activities

The change in net cash provided by financing activities is primarily driven by proceeds from project construction and term debt financing arrangements and net investments from our Sponsor.

Year ended December 31, 2014 compared to year ended December 31, 2013

The following table reflects the changes in cash flows for the comparative periods:

	For the year ended December 31,
(in thousands)	2013	2014	Change
Net cash provided by (used in) operating activities	$(16,972)	$15,060	$32,032
Net cash used in investing activities	(101,953)	(231,853)	(129,900)
Net cash provided by financing activities	118,639	365,519	246,880
Effect of exchange rate changes on cash	(576)	(1,728)	(1,152)

Total	$(862)	$146,998	$147,860

Net cash-operating activities

The change to net cash provided by operating activities is primarily driven by the timing of cash payments on amounts due to our parent and affiliates for reimbursement of operating expenses paid by our Sponsor or its affiliates.

Net cash-investing activities

The change to net cash used by investing activities is driven by capital expenditures related to the construction of solar energy systems and changes in restricted cash and cash committed for in accordance with the restrictions in our debt agreements.

Net cash-financing activities

The change in net cash provided by financing activities is primarily driven by proceeds from project construction and term debt financing arrangements and net investments from our Sponsor.

Contractual obligations and commercial commitments

We have a variety of contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of December 31, 2014.

	Payment due by period
(in thousands)	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
Long-term debt (principal)(1)	$31,542	$185,420	$37,548	$269,601	$524,111
Long-term debt (interest)	50,461	94,522	72,355	33,931	251,269
Purchase obligations(2)	5,168	20,805	27,404	64,098	117,475
Operating leases(3)	169	366	382	3,649	4,566
Asset retirement obligations	—	—	—	5,049	5,049

Total contractual obligations	$87,340	$301,113	$137,689	$376,328	$902,470

(1)	Does not include obligations under the Revolver or the Senior Notes that we intend to enter into in connection with this offering or any indebtedness assumed since that date in connection with expanding our initial portfolio. In addition, this table does not include additional obligations under our Bridge Facility to the extent such obligations were incurred after December 31, 2014, of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate principal commitment to $550 million. See “Unaudited pro forma condensed consolidated financial statements.”

(2)	Consists primarily of contractual payments due for operation and maintenance services. Does not include payments under the Management Services Agreement, which we will enter into upon the completion of this offering.

(3)	Certain of our solar energy assets are located on property that we lease under operating leases. See Note 10 to the audited combined financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based on our predecessor’s combined historical financial statements that are included elsewhere in this prospectus, which have been prepared in accordance with GAAP. In applying the critical accounting policies set forth below, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are based on management’s experience, the terms of existing contracts, management’s observance of trends in the power industry, information provided by our power purchasers and information available to management from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty.

We use estimates, assumptions and judgments for certain items, including the depreciable lives of property and equipment, income tax, revenue recognition and certain components of cost of revenue. These estimates, assumptions and judgments are derived and continually evaluated based on available information, experience and various assumptions we believe to be reasonable under the circumstances. To the extent these estimates are materially incorrect and need to be revised, our operating results may be materially adversely affected.

Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to our predecessor audited combined financial statements included elsewhere in this prospectus. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

Use of estimates

In preparing our predecessor audited combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, leases, derivatives, asset retirement obligations, accrued liabilities, and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Asset retirement obligations

We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the solar energy system.

Revenue recognition

A significant majority of our revenues are obtained through the sale of energy (based on megawatts) pursuant to terms of PPAs or other contractual arrangements, which have a weighted average remaining life of 19 years as of March 31, 2015. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

Derivative financial instruments and hedging activities

All derivative instruments are recognized in the combined balance sheet at fair value. Derivatives not designated for hedge accounting and used to hedge foreign-currency denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge foreign-currency denominated cash flows and floating rate debt may be accounted for as cash flows hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flows hedges are recorded in other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. The effective portion of the hedge will be recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the hedge position is dissolved and we recognize a gain or loss in other income (expense), the associated hedge gain or loss in other comprehensive (loss) income will be reclassified to other income (expense).

Stock-based compensation

On September 29, 2014 and March 31, 2015, we granted 20,450 shares and 35,245 shares of restricted stock, respectively, to certain employees of SunEdison that will perform services for us. This represents 5.6% of the estimated fair value of the total equity in Global as of the grant date. Upon the completion of our initial public stock offering, the restricted shares will be convertible to a number of shares of Class A common stock that represents the percentage interest noted above, or 3,657,464 and 6,303,537 shares of Class A common stock for September 29, 2014 and March 31, 2015 grants, respectively. We will begin recognizing stock-based compensation expense on the date of the initial public offering based on the grant-date fair value of these awards using the straight-line attribution method, net of estimated forfeitures.

Income taxes

Our income tax balances are determined and reported using a “separate return” method. Income taxes as presented herein allocate current and deferred income taxes of the parent to us in a manner that is systematic, rational and consistent with the asset and liability method. The sum of the amounts allocated to the Company’s carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations).

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. We believe that our liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Common stock valuation

We are required to estimate the fair value of the common stock when performing the fair value calculations. The fair value of the restricted shares was determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	our operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our stage of development;

•	stage of project acquisitions, construction and revenue arrangements;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of the company;

•	lack of marketability of our common stock;

•	the market performance of comparable publicly traded companies; and

•	United States and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using the income approach valuation method. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of the valuation date and are adjusted to reflect the risks inherent in our cash flows.

Once we determined an equity value, we used the Probability Weighted Expected Return Method, or “PWERM,” to allocate our equity value among the various outcomes. Under the PWERM, the value of equity is estimated based on analyses of future values for the enterprise assuming various possible outcomes. Share value is based on the probability-weighted present value of expected future returns to the equity investor, considering the likely future scenarios available to the enterprise and the rights and preferences of each share class.

After the equity value is determined, a discount for lack of marketability is applied to our common stock to arrive at the fair value of our common stock. The probability and timing of each scenario were based upon discussions between our board of directors and our management team. Under the PWERM, the value of our common stock was based upon two possible future events for our company:

•	initial public offering; and

•	no initial public offering.

We believe we applied a reasonable valuation method to determine the estimated fair value of our common stock on the grant date:

Between our date of formation of September 12, 2014 and the date of this prospectus, we granted the following shares:

	Historical		As converted(1)
Grant date	Number of shares(2)	Fair value per share on date of grant	Number of shares	Fair value per share on date of grant
September 29, 2014	20,450	$21.80	3,657,464	$0.12
March 31, 2015	35,245	$37.10	6,303,537	$0.21

(1)	Effective upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering, we will effect a 178.8491 -for-one stock split of the outstanding shares of our Class A common stock.
(2)	Net of forfeitures.

The restricted stock vests in four equal annual installments commencing on the first anniversary of the completion of this offering, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated employee will be forfeited. The restricted stock awards are subject to certain adjustments to prevent dilution at the time of conversion to Class A common stock.

Valuation inputs

In estimating the fair value of our common stock, our board of directors considered a valuation analysis for our common stock dated as of September 23, 2014 and March 31, 2015, respectively and valuation analysis reflected a fair value for our common stock of $21.8 million and $37.1 million, respectively.

With respect to the September 29, 2014 grant, the primary valuation considerations were an enterprise value determined from the income-based approach using an enterprise value multiple applied to our forward revenue metric and a lack of marketability discount of 10%. The illiquidity discount model utilized the following assumptions: (i) a time to liquidity event of six months; (ii) a risk free rate of 3.0%; and (iii) volatility of 40% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. Our board of directors considered the proximity relative to the September 23, 2014 valuation and our financial performance in establishing the fair value of the common stock.

With respect to the March 31, 2015 grant, the primary valuation considerations were an enterprise value determined from the income-based approach using an enterprise value multiple applied to our forward revenue metric and a lack of marketability discount of 5%. The illiquidity discount model utilized the following assumptions: (i) a time to liquidity event of three months; (ii) a risk free rate of 2.3%; and (iii) volatility of 40% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. Our board of directors considered the proximity relative to the March 31, 2015 valuation and our financial performance in establishing the fair value of the common stock.

JOBS Act

Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore, we are electing to delay adoption of new or revised accounting standards and, as a result, we may choose not to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

Recent accounting pronouncements

In July 2013, FASB issued ASU No. 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, or ASU No. 2013-11. The amendments of ASU No. 2013-11, which were adopted on January 1, 2014, require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction of a deferred tax asset for a net operating loss, or NOL, a similar tax loss or tax credit carryforward rather than a liability when the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. The adoption of this guidance did not result in any material impact to our combined financial statements.

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. A delay in the effective date is currently being considered by the FASB, which we expect will result in at least a one year deferral. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our combined financial statements and related disclosures upon adoption.

In August 2014, FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which describes how an entity should assess its ability to meet obligations and sets rules for how this information should be disclosed in the financial statements. The standard provides accounting guidance that will be used along with existing auditing standards. The new standard applies to all entities for the first annual period ending after December 15, 2016, and interim periods thereafter. Management has evaluated the guidance and concluded that the adoption of this guidance will not result in any material impact to our combined financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are interest rate risk, foreign currency risk, liquidity risk and credit risk.

Interest rate risk

As of December 31, 2014, our long-term debt was at variable interest rates. A hypothetical increase or decrease in our variable interest rates by 1% would have had a $573 thousand and $941 thousand net effect on our predecessor’s earnings for the years ended December 31, 2013 and 2014, respectively.

We expect to enter into the Revolver upon completion of this offering. We expect that borrowings under the Revolver will be at variable interest rates. Although we intend to use hedging strategies to mitigate our exposure to interest rate fluctuations, we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness when fixed rate debt matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign currency risk

During the years ended December 31, 2013 and 2014, all of our revenues were generated in Indian Rupee, Malaysian Ringgit, South African Rand and Thai Baht, and were translated into the U.S. dollar, which is our reporting currency. We expect the PPAs, operating and maintenance agreements, financing arrangements and other contractual arrangements relating to our initial portfolio will be denominated in Chinese Yuan Renminbi, Brazilian Real, Indian Rupee, Malaysian Ringgit, South African Rand, Peruvian Nuevo Sol and Thai Baht, but in the future we expect such arrangements may also be denominated in other currencies.

We expect to use derivative financial instruments, such as forward exchange contracts and purchases of currency options to minimize our net exposure to currency fluctuations. In 2016, we expect 31% of our revenue (and 31% of CAFD) to be denominated in U.S. dollars, and 53% of our revenue (and 37% of CAFD) to be derived from PPAs indexed to inflation. We plan to hedge all foreign-currency CAFD on a rolling three-year basis.

Industry

Unless otherwise specified, we have relied upon the data collected and published by Bloomberg New Energy Finance (as accessed on June 1, 2015) with respect to all of the data included in this prospectus relating to the size of the various solar and wind energy markets, including the expected growth of our initial target markets over the periods specified herein. Bloomberg New Energy Finance is a market research firm focused on the energy sector. We have cited 2013 market data instead of 2014 in circumstances where 2013 is the most recent period for which historical data is available. See “Industry and market data” for more information. All references to MW or GWh in this section represent the rated capacity at standard test conditions of energy generating facilities.

Overview of the clean energy industry

Global power generation capacity is forecasted to expand by 47% from 4,739 GW in 2010 to 6,970 GW in 2020. Clean power sources, including solar, wind, hydro-electricity and geothermal, as well as natural gas, are expected to account for 76% of the new power generation capacity added globally from 2010 to 2020. Solar and wind energy generation are the fastest growing segments of clean energy, with CAGRs of 31% and 14%, respectively, during this period. Through 2020, an estimated $2.1 trillion of investment in global renewable power generation capacity is forecasted to be required, which would realize an average annual investment of approximately $343 billion. We estimate that approximately 35% of these global renewable energy capacity additions will occur in our initial target markets. The following chart reflects the historical and projected evolution of cumulative installed generation capacity from various sources from 2010 to 2020:

Global cumulative power generation capacity (in GW), 2010–2020

Note: “Other” represents waste, geothermal and biomass.

Source: Bloomberg New Energy Finance

Within our initial target markets, cumulative generation capacity from renewable energy sources is expected to grow at a CAGR of 9% from 2014 to 2017, with solar and wind sources expected to grow at a combined CAGR of 23% during this period.

We expect the renewable generation segment to continue to offer high-growth opportunities driven by:

•	increasing demand for power sources due to accelerating industrialization, an expanding middle class and the need to develop energy grid infrastructure in our initial target markets;

•

the competitive cost of most clean energy technologies and, most significantly, the ongoing reduction in the cost of solar and wind energy, which will increase the number of markets in which grid parity is achieved;

•

transmission and distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at customer sites, or “distributed generation,” to be more competitive with, or cheaper than, grid-supplied electricity;

•

the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•

the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in predictable rate long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel, avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•

government policies that encourage development of renewable power, such as national, provincial, state or local renewable portfolio standard programs, which motivate utilities to procure electricity supply from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively low cost and low environmental impact compared to other fossil fuel sources, such as coal and oil.

Solar energy

Solar energy is the fastest growing source of cumulative generation capacity, with a projected CAGR of 31% from 2010 to 2020. Annual global solar energy installations are expected to increase from 40 GW in 2013 to 85 GW in 2020. The following chart reflects the actual and projected growth of annual global solar energy installations from 2010 to 2020:

Global annual solar energy installations (in GW), 2010–2020

Source: Bloomberg New Energy Finance

(1)	We expect our future markets to include other markets in Asia (except Japan), Africa, Latin America and the Middle East.

(2)	Other includes markets in North America, Oceania, Japan and Chile.

Annual solar energy installations in our initial target markets are expected to add more than 179 GW between 2014 and 2020, representing a CAGR of 32%.

From 2015 to 2020, 399 GW of aggregate solar energy generation capacity is expected to be installed globally, requiring total investments of approximately $723 billion. The following chart reflects the expected total annual investment in global solar energy installations from 2015 to 2020:

Total annual investment in global solar capacity (in billions), 2015–2020

Source: Bloomberg New Energy Finance

Solar energy segments

Solar energy systems can be classified into four segments: (i) utility-scale; (ii) commercial and industrial, or “C&I”; (iii) residential; and (iv) off-grid. We are primarily focused on the first two of these segments. The utility-scale segment represents projects where either the purchaser of the electricity or the owner of the system is an electric utility. The C&I segment represents commercial firms, industrial companies, academic institutions, government entities, hospitals, non-profits and all other entities that are neither a utility nor a residential customer that purchase solar power directly from a generation company or a solar power plant. The residential segment represents residential homeowners with solar energy generation capabilities. The off-grid segment specifies projects that serve energy demand that is not interconnected with the electricity grid.

In the C&I segment, most commercial or industrial firms do not own the solar assets, but rather sign a PPA with a generation company that owns the assets. Demand for C&I and residential solar is driven largely by customers’ desire for contracted long-term energy prices, corporate “green” initiatives, state and federal incentives and/or net metering policies.

While solar utility projects compete with other wholesale generation plants, solar energy in the C&I and residential markets competes with the retail price of electricity. The retail electricity price includes generation costs, as well as transmission and distribution charges. Solar generating assets can be located at a customer’s site, which reduces the customer’s transmission and distribution charges and allows these distributed solar generation assets to compete favorably with the retail cost of electricity. By competing with the retail price of electricity, solar energy is able to reach grid parity and reduce customer electricity costs.

The vast majority of utility solar projects are structured so that the utility does not own the generating assets, but rather the utility signs a long-term PPA to buy the electricity from the plant. Demand for utility PPAs is largely driven by (i) the utility’s need to meet renewables mandates, (ii) energy demand growth and (iii) the retirement of existing generation assets.

Key drivers of solar energy growth

We believe the following factors have driven, and will continue to drive, the global growth of solar energy:

Grid parity.    We define “grid parity” as the point at which renewable energy sources can generate electricity at a cost, excluding any government incentives or subsidies, equal to or lower than prevailing retail electricity prices.

The cost of solar energy has undergone a significant decline and is expected to continue to decline going forward. On a global basis, the average total installation cost of solar energy projects is expected to decline by more than 66% in the ten-year period ending in 2020. In 2010, the average installation cost per watt of capacity in the utility market was $3.24 and fell to $1.50 in 2014. By 2020, this number is expected to fall to $1.09.

Conversely, we expect retail electricity prices to continue to rise primarily due to increasing costs of conventional sources of energy, required investments in transmission and distribution infrastructure and increasing regulatory costs for conventional energy sources. We believe accelerating industrialization, an expanding middle class and the need to develop energy grid infrastructure will continue to drive demand in our initial target markets for the foreseeable future. Rising retail electricity prices create a significant and growing market opportunity for lower-cost retail energy. Solar energy may be able to offer C&I customers clean electricity at a price lower than their current utility rate. Whether solar power generation has achieved grid parity is dependent upon a number of factors, including the scale of and technology utilized by the generation project, cost of capital, applicable installation costs and maintenance expenses, local electricity rates, local meteorological characteristics, transmission fees and taxes. As a result, we evaluate grid parity on a project-by-project basis at the time such project achieves its COD. None of our projects in our initial portfolio achieved grid parity at the time of their respective COD. We do, however, believe grid parity has been reached in certain areas within our target markets where our Sponsor is actively pursuing development activities. For example, we believe that grid parity has been achieved in certain Indian states, such as Maharashtra, for certain industrial customers based upon a comparison of energy pricing data provided by the Government of India and recent pricing contained in PPA offers made by our Sponsor. At this time, we do not know the specific timing as to when grid parity will be achieved for any new projects we acquire in our initial target markets.

Movement to distributed generation.    Although some locations are more suitable than others, solar energy systems can generate electricity nearly anywhere. By contrast, hydro-electric power, wind or geothermal electricity generating systems are site-specific and location is critical. This means power generated by solar energy systems can sometimes be delivered at a relatively low cost to areas that were previously difficult to service, have high transmission and distribution charges, or have high load requirements. Solar power can, in some cases, defer transmission and distribution investments and replace or significantly reduce the use of expensive and environmentally detrimental on-site power generation technologies, such as diesel generators.

Distributed solar energy systems provide customers with an alternative to traditional utility energy suppliers. Distributed resources are smaller in unit size and can be constructed at a customer’s site, removing the need for lengthy transmission and distribution lines. By bypassing the traditional utility suppliers, distributed energy systems delink the customer’s price of power from external factors such as volatile commodity prices, costs of the incumbent energy supplier and transmission and distribution charges. This makes it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time.

Within our initial target markets, distributed solar energy systems are particularly attractive in addressing the historical undersupply of energy generation capacity in such markets due to their ease and speed of installation, reliability, scalability and ability to be located near the end customer.

Solar power generation typically coincides with the times of peak energy demand and the highest cost of energy.    Solar energy systems generate most of their electricity during the afternoon hours, when the energy from the sun is strongest. This generally corresponds to peak demand hours and the most expensive energy prices.

Acceptance and support for solar energy.    Solar energy has gained increased acceptance from the investment community because it: (i) is a reliable and predictable energy output; (ii) has low and predictable operational and maintenance costs; (iii) is lower risk than other energy sources due to minimal asset complexity and use of proven technologies; and (iv) does not face commodity risk.

Wind energy

The adoption of wind energy across the globe relative to other power generation technologies is expected to be driven by its cost competitiveness, broad resource availability, well established technology, non-reliance on water, and ancillary societal benefits, such as job creation and energy security. The cost competitiveness of wind energy and its growth relative to other conventional sources of power generation have been driven by:

•	the advancement of turbine technology, including larger rotor diameters and higher hub heights, has increased energy capture and operational efficiency;

•	competition among turbine manufacturers and associated manufacturing cost reductions have led to a decline in wind turbine prices of 23% since 2010;

•	emergence of wind turbines designed specifically for regions with lower wind speeds, allowing for broader deployment of wind energy; and

•	many countries have adopted renewable energy targets and financially incentivized investment in wind energy in an effort to reduce carbon emissions.

Wind energy is the second fastest growing source of generation capacity, with a projected CAGR of 14% from 2010 to 2020. Annual global wind energy installations are expected to increase from 49 GW in 2014 to 57 GW in 2020. The following chart reflects the actual and projected growth of annual global wind energy installations from 2010 to 2020:

Global annual wind energy installations (in GW), 2010–2020

Source: Bloomberg New Energy Finance

(1)	We expect our future markets to include other markets in Asia (except Japan), Africa, Latin America and the Middle East.

(2)	Other includes markets in North America, Oceania, Japan and Chile.

Driven by policy uncertainty in the United States, demand for wind energy generation capacity temporarily contracted in 2013. Due to this technology’s increasing cost competitiveness and geographic diversification, global demand for wind power is currently less subject to policy uncertainty in individual markets. Annual wind energy installations in our initial target markets are expected to add 188 GW between 2014 and 2020, representing a CAGR of 14%.

From 2015 to 2020, 334 GW of aggregate wind energy generation capacity is expected to be installed globally, requiring total investments of approximately $664 billion. The following chart reflects the total annual investment in global wind installations from 2015 to 2020:

Total annual investment in global wind capacity (in billions), 2015–2020

Source: Bloomberg New Energy Finance

Hydro-electric energy

Hydro-electricity is the largest source of renewable energy, with 978 GW of global installed capacity in 2013, representing 63% of global renewable energy installed capacity. Hydro-electric generation is a well established clean power technology and its multiple methods of generation, such as conventional dam, pumped storage and run-of-river, have led to its diverse use in renewable generation from large-scale (greater than or equal to 50 MW) to small-scale (less than 50 MW) facilities.

The continued installation and operation of hydro-electric power generation is expected to be driven by:

•	its predictable, low operating costs and low maintenance requirements;

•	its high reliability, flexibility and dispatchability allow utilities and grid operators to deploy hydro-electricity as baseload capacity;

•	its long asset life, which are typically 40 to 50 years with significant extensions possible through maintenance and equipment replacement; and

•

hydro-electric generation produces essentially no emissions or direct waste and, with respect to run-of-river systems, minimizes the overall environmental impact and generates electricity without altering the existing water flow or water levels.

Hydro-electricity is expected to increase its installed capacity at a projected CAGR of 3% from 2010 to 2020. Annual global hydro-electricity installations are expected to be sustained around 33 GW from 2014 to 2020. The following chart reflects the actual and projected global hydro-electricity capacity from 2010 to 2020.

Global annual hydro-electric energy installations (in GW), 2010–2020

Source: Bloomberg New Energy Finance

From 2015 to 2020, an aggregate of 163 GW of hydro-electricity generation capacity is expected to be installed globally, requiring total investments of approximately $437 billion. The following chart reflects the projected total annual investment in global hydro-electricity installations from 2015 to 2020:

Total annual investment in global hydro-electric capacity (in billions), 2015–2020

Source: Bloomberg New Energy Finance

Solar, wind and hydro-electric energy markets

Set forth below is a summary of the key markets in which the projects in our initial portfolio operate or that we expect to have projects operating in the near term.

China

The installed base of energy generation capacity in China increased from 963 GW in 2010 to 1,245 GW in 2013, or a CAGR of 9%. The following table summarizes the components of China’s installed energy generation capacity for 2013:

Fuel type	Percentage
Coal	63.8%
Hydro-electric	20.8
Wind	7.2
Gas	3.7
Solar	1.6
Nuclear	1.2
Oil	1.1
Biomass	0.7

Total	100.0%

Retail electricity prices have risen in China at a CAGR of 7% over a seven-year period. We expect retail electricity prices in China to continue to rise primarily due to increasing costs of conventional energy, an expanding middle class, increased industrialization and continuing environmental restrictions on conventional energy sources.

China’s renewable power market has also seen significant growth over the last three years. The cumulative installed capacity of renewable energy sources in China grew from 248 GW in 2010 to 377 GW in 2013, or a CAGR of 15%. Renewable energy accounted for 46% of overall energy capacity growth from 2010 to 2013. Renewable energy sources are expected to grow to 541 GW in 2017, or a CAGR of 9% from 2014 to 2017.

China’s cumulative solar energy generation capacity grew from 789 MW in 2010 to 32.9 GW in 2014, representing a CAGR of 154%. During the same period, the cumulative wind energy generation capacity grew from 42 GW to 110 GW, or a CAGR of 27%. The chart below shows the cumulative solar and wind energy generation capacity in China’s solar and wind energy market from 2010 to 2020:

China cumulative solar and wind energy generation capacity (in MW), 2010–2020

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in China

Energy demand in China has increased significantly due to rapid industrialization, a growing population and improving standards of living. China has actively been pursuing alternative sources of energy due to environmental concerns about pollution problems in major cities and high levels of carbon dioxide emissions. As part of this initiative, China has committed to increase non-fossil-fuel generation capacity to 15% of the country’s overall total primary energy mix by 2020. Consequently, China has categorized renewable energy as one of nine strategic priorities in its thirteenth five-year plan for energy (2016 to 2020). Initiatives to increase the level of utilization of renewable energy sources through grid enhancements and energy storage are also promoted by the Chinese government.

China’s government has enacted significant financial support policies to promote the development of renewable energy sources, including generation-based incentives as well as tax-based incentives. In 2009, the Chinese government launched a feed-in tariff program for wind energy. This feed-in tariff program makes wind energy projects eligible to receive tariffs in amounts in excess of the benchmark tariff received by local desulfurization coal-fired generating power plants. These tariffs range from CNY 0.51/kWh to CNY 0.61/kWh. In 2013, China launched a feed-in tariff program for solar energy. This feed-in tariff program makes solar energy projects eligible to receive tariffs in an amount in excess of the benchmark tariff received by local desulfurization coal-fired generating power plants. These tariffs range from CNY 0.90/kWh to CNY 1.00/kWh. In addition, certain provinces have launched generation-based incentive programs to promote solar energy growth, which are additive to the national feed-in tariff program. China has chosen to further incentivize commercial solar installation with a higher generation-based incentive policy.

Brazil

The installed base of energy generation capacity in Brazil increased from 113 GW in 2010 to 126 GW in 2013, or a CAGR of 4%. The following table summarizes the components of Brazil’s installed energy generation capacity for 2013:

Fuel type	Percentage
Hydro-electric	69.0%
Gas	9.8%
Biomass	9.1%
Oil	7.6%
Coal	2.7%
Wind	1.8%
Solar	0.1%

Total	100.0%

Retail electricity prices increased in Brazil at a CAGR of 4% between 2006 and 2012. We expect retail electricity prices in Brazil to continue to rise primarily due to the recently announced increase of Brazil’s electricity tariffs, and overall growth in electricity demand.

Brazil’s renewable power market has also seen significant growth over the last three years. The cumulative installed capacity of renewable energy sources grew from 88 GW in 2010 to 99 GW in 2013, or a CAGR of 4%. Renewable energy accounted for 85% of overall energy capacity growth from 2010 to 2013. Renewable energy sources are expected to grow to 125 GW in 2017, a CAGR of 6% from 2014 to 2017.

Brazil’s cumulative solar energy generation capacity grew from 14 MW in 2010 to 37 MW in 2014, and its cumulative wind energy generation capacity grew from 930 MW in 2010 to 5.1 GW in 2014, a CAGR of 53%. The chart below shows the historical and forecasted cumulative solar and wind energy generation capacity in Brazil from 2010 to 2020:

Brazil cumulative solar and wind energy generation capacity (in MW), 2010–2020

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in Brazil

Energy demand in Brazil has increased over the past couple of years due to improving standards of living and overall macroeconomic growth. In addition, the Brazilian government is seeking to diversify the country’s electricity mix. We expect wind and solar generation to experience continued growth supported by high energy prices, continued generation-focused federal auctions and an increasing shift towards a more balanced generation mix. The Brazilian government’s renewable expansion plan forecasts that 22.4 GW of wind and 3.5 GW of solar capacity will be installed by 2023.

Federal generation auctions are the main driver of clean energy investments in Brazil. In 2014, Brazil’s federal government held five generation and two transmission auctions, contracting 2.2 GW of wind and 1.0 GW of solar projects with 20-year contracts, projected to reach COD in 2017. For 2015, the government has announced that at least three generation auctions for new build projects will be held. We expect the Brazilian government to keep its commitment to hold an increasing number of auctions.

Fundamentals for wind development remain strong. Wind speed characteristics in Brazil are among the best in the world for energy generation, and transmission constraints for new wind developments have started to ease, which, coupled with the federal generation auctions, should continue to drive new wind installation. Increasing interconnection availability allowed a record amount of 2.7 GW of wind capacity to come online in 2014. Solar projects secured contracts for the first time in the federal auction held in October 2014. The auction was the first to feature a carve-out specifically for solar projects, and the government request for 1 GW of solar projects surpassed market expectations.

Hydro-electric

The cumulative hydro-electric generation capacity grew from 81 GW in 2010 to 87 GW in 2014, a CAGR of 2%. The chart below shows the historical and forecasted cumulative hydro-electric generation capacity in Brazil from 2010 to 2016:

Brazil cumulative hydro-electric energy generation capacity (in MW), 2010–2016

Source: Bloomberg New Energy Finance

India

Since 2010, the installed base of energy generation capacity in India has increased from 173 GW to 234 GW in 2013, or a CAGR of 11%. The chart below shows India’s generation capacity fuel mix as of year-end 2013:

Fuel type	Percentage
Coal	64.6%
Hydro-electric	20.7
Gas	9.1
Wind	8.6
Biomass	2.9
Nuclear	2.3
Solar	1.2
Oil	1.2

Total	100.0%

Retail electricity prices have risen in India at a CAGR of 7% over the past four years. We expect retail electricity prices in India to continue to rise due primarily to increasing costs of conventional sources of energy and overall demand for energy and the removal of government subsidies available to conventional energy sources.

India’s renewable power market has also seen significant growth over the last three years. The cumulative installed capacity of renewable energy sources in India grew from 56 GW in 2010 to 70 GW in 2013, or a CAGR of 8%. Renewable energy accounted for 24% of overall energy capacity growth from 2010 to 2013. Renewable energy sources are expected to grow to 100 GW of cumulative installations by 2017, or a CAGR of 10% from 2014 to 2017.

The cumulative installed capacity of solar energy in India grew from 82 MW in 2010 to 3,259 MW by 2014, or a CAGR of 151%. The cumulative installed capacity of wind energy in India grew from 11 GW in 2010 to 21 GW by 2014, or a CAGR of 17%. The following chart reflects actual and projected growth in India’s cumulative solar and wind energy generation capacity from 2010 to 2020.

India cumulative solar and wind energy generation capacity (in MW), 2010–2020

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in India

India’s overall demand for energy has increased significantly over the last several years due to the increase in its population, rapid industrialization and improvements in living standards. During the same period, the Indian government has increased its focus on developing renewable power generation to diversify the range of sources used in energy generation and to reduce greenhouse gas emissions. During the period from 2007 to 2012, a total of 18 GW of renewable energy generating capacity was installed in India, which significantly exceeded the 11 GW that were commissioned and planned by the Indian government during this period. India’s National Action Plan on Climate Change establishes a goal to generate 15% of its electricity from renewable energy sources, other than hydro-electric power, by 2019. India has also announced its goal of reducing the country’s greenhouse gas emissions by between 20% and 25% from 2005 levels by 2020.

We expect, based on our industry experience, that solar and wind power are well positioned to fulfill this expected growth in renewable energy generating capacity. Similarly, we expect solar and wind energy technology to increasingly become cost competitive with grid-supplied electricity.

Historically, the solar market has been augmented by off-grid applications, but on-grid installations have increased in recent years due to increasing price competitiveness and the adoption of new policies and incentives. In 2009, the Indian government launched its flagship solar initiative known as Jawaharlal Nehru National Solar Mission, or the “National Solar Mission,” to rapidly scale up the development of grid-connected, utility-scale solar projects. The National Solar Mission establishes a target of 20 GW of installed solar energy generation capacity by 2022, or approximately 3% of its total energy generating capacity. However, the Indian Government plans to increase the target to 100 GW by 2022, with a targeted capacity addition of 1 GW annually. India’s Ministry of Power has proposed an amendment to the Electricity Act 2003 that would require State Electricity Regulatory Commissions to purchase 8% of their power generation from solar resources by March 2019, a goal that may require as much as 70 GW of new capacity additions. Various state and local initiatives are also driving the continued development of the solar energy market in India. The Indian state of Gujarat alone is planning installations of 10 GW of solar energy capacity by 2022.

In addition, several new solar programs have recently been announced that will be implemented in the next few years, including tenders for utility offtake purchasers in the states of Karnataka (500 MW), Andhra Pradesh (500 MW) and Telengana (500 MW), as well as Tata Power (500 MW) and NTPC (250 MW). Implementation of these programs would significantly increase installed solar capacity in India.

Similar to solar power, wind power has also received strong governmental support. The Indian government is targeting 40 GW of new wind installations by 2019. Several states in India have feed-in tariff programs with fixed or escalating tariffs for durations of up to 25 years. Under these feed-in tariff programs, the applicable tariffs for projects commissioned between fiscal year 2014 and 2015 currently range from between INR 3.65/kWh and 5.81/kWh, depending on the state, regions within a given state, and whether accelerated depreciation is available. In addition to the state level feed-in tariff programs, wind developers in India also benefit from central government policies, including accelerated depreciation and generation-based incentives. Originally effective from 2002 to 2012 and reinstated in 2014, the accelerated depreciation program provides a tax benefit to wind developers by reducing taxable income in the initial years of a project. Introduced in 2009, the generation-based incentives scheme provides wind developers an INR 0.50/kWh payment for a period of four to ten years, with a cap of INR 10 million/MW.

South Africa

The installed base of energy generation capacity in South Africa increased from 41 GW in 2010 to 43 GW in 2013, a CAGR of 2%. The chart below shows South Africa’s generation capacity fuel mix as of year-end 2013:

Fuel type	Percentage
Coal	86.8%
Oil	5.5
Nuclear	4.3
Hydro-electric	1.1
Gas	0.8
Biomass	0.6
Solar	0.4
Wind	0.1

Total	100.0%

Retail electricity prices rose in South Africa by 18% last year. We expect retail electricity prices in South Africa to continue to rise due to an accelerating demand for energy.

South Africa’s renewable power market has also seen significant growth over the last three years. The cumulative installed capacity of renewable energy sources in South Africa grew from 925 MW in 2010 to 1,147 MW in 2013, or a CAGR of 7%. Renewable energy accounted for 8% of overall energy capacity growth from 2010 to 2013. Renewable energy sources are expected to grow to 6.0 GW of cumulative installations by 2017, a CAGR of 32% from 2014 to 2017.

The cumulative installed capacity of solar energy in South Africa grew from 0 MW in 2010 to 1,075 MW in 2014, while the cumulative installed capacity of wind energy grew from 8 MW to 606 MW during the same period. The following chart reflects actual and projected growth in South Africa’s cumulative solar and wind energy generation capacity from 2010 to 2017:

South Africa cumulative solar and wind energy generation capacity (in MW), 2010–2017

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in South Africa

South Africa’s Department of Energy expects South Africa’s energy demand to double by 2030 as a result of continued economic and population growth and its current program to expand the availability of electricity throughout all regions of South Africa. In 2010, South Africa approved the Integrated Resource Plan 2010 to 2030 (updated in November 2012), which outlines a strategy for ensuring that electricity generation capacity is sufficient to meet future demand in South Africa. Under this plan, the South African government guarantees the payment obligations of the primary utility offtake purchaser under PPAs with renewable energy producers in defined circumstances. This has facilitated private sector development of renewable energy, as financing sources and investors have been willing to accept sovereign country risk without requiring political risk insurance, as would be the case in virtually every other African jurisdiction, in light of South Africa’s relatively strong international credit standing.

South Africa’s Renewable Energy Independent Power Producer Procurement program contemplates a total of 6,925 MW of new electricity generation capacity being added from renewable energy technologies through a multiple round bidding process in which renewable energy developers are eligible to receive a feed-in tariff that is determined based on the bidding process. Each bid is evaluated under this program based 70% on amount of the proposed tariff and 30% on specified economic development criteria. Under this program, the government expects to procure 2,925 MW and 3,320 MW of installed solar and wind capacity, respectively. See “Business—Government incentives—South Africa.”

South Africa’s Integrated Resource Plan estimates that renewable energy sources will account for 42% of all new electricity generation in South Africa over the next 20 years. As a result, the South African Department of Energy is developing a long-term plan to facilitate the development of a renewable power market. As a signatory to the Kyoto protocol, the government has been focused on fulfilling its carbon reduction obligations by increasing the share of renewable resources in its total energy mix. For example, South Africa announced in 2011 a target of 4% of the total energy mix to come from renewable energy sources by 2016.

South Africa is well suited for the development of solar power due to its high levels of solar irradiation. The Integrated Resource Plan (2010 – 2030) estimates that solar energy will be a significant portion of the growth in renewables and account for 8.4 GW of cumulative capacity by 2030.

Wind power has also received government support through the Renewable Energy Independent Power Producer Procurement program. Under this program, the government is targeting to achieve 8.4 GW of installed wind capacity by 2030.

Honduras

Since 2010, the installed base of energy generation capacity in Honduras increased from 1.5 GW to 1.6 GW in 2013, or a CAGR of 3%. The chart below shows Honduras’ generation capacity fuel mix as of year-end 2013.

Fuel type	Percentage
Oil	55.4%
Hydro-electric	32.7
Wind	6.2
Gas	4.4
Coal	1.3

Total	100.0%

Retail electricity prices have risen in Honduras at a CAGR of 8% over the past seven years. We expect retail electricity prices in Honduras to continue to rise, primarily due to increasing costs of conventional sources of energy and overall demand for energy and the removal of government subsidies available to conventional energy sources.

Honduras’ renewable power market has experienced growth over the last three years, with the cumulative installed capacity of renewable energy sources increasing from 527 MW in 2010 to 640 MW in 2013. Renewable energy accounted for 90% of the overall energy capacity growth from 2010 to 2013.

The cumulative installed capacity of hydro-electric energy in Honduras grew from 527 MW in 2010 to 538 MW in 2013. The cumulative installed capacity of wind energy in Honduras grew from 0 MW in 2010 to 126 MW in 2014.

The chart below shows the cumulative solar and wind energy generation capacity from 2010 to 2017:

Honduras cumulative solar and wind energy generation capacity (in MW), 2010-2020

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in Honduras

The Honduras energy matrix is reliant on liquid fossil fuels for power generation; therefore, Honduras’ power prices are sensitive to oil price fluctuations. The government of Honduras has been focused on changing the country’s energy matrix, fostering the development of renewable energy generation. Under the Honduras National Plan 2010–2022, the government has set a goal that 60% of Honduras’ electricity demand be met by renewable energy generation by 2022. To achieve this goal, the Honduran government gives preferential tax treatment for renewable energy projects (tax exemption from income tax, import duty and sales tax) and provides a 10% payment bonus for MW solar PV projects (less than 50 MW) installed by year-end 2015.

Costa Rica

From 2010 to 2013, the installed base of energy generation capacity in Costa Rica has increased from 2.4 GW to 2.7 GW or a CAGR of 4%. The chart below shows Costa Rica’s generation capacity fuel mix as of year-end 2013:

Fuel type	Percentage
Hydro-electric	64.6%
Oil	22.9
Geothermal	8.1
Wind	2.9
Biomass	1.5

Total	100.0%

Retail electricity prices have risen in Costa Rica at a CAGR of 11% over the past seven years. We expect retail electricity prices in Costa Rica to continue to rise, primarily due to increasing costs of conventional sources of energy and overall demand for energy and the removal of government subsidies available to conventional energy sources.

The cumulative installed capacity of renewable energy sources in Costa Rica increased from 1,743 MW in 2010 to 2,064 MW in 2013. Renewable energy accounted for 117% of overall energy capacity growth from 2010 to 2013, in part, displacing fossil fuel capacity, which has declined 7% over that time period.

The cumulative installed capacity of wind energy in Costa Rica grew from 50 MW in 2010 to 127 MW in 2014, or a CAGR of 27%.

The following chart reflects actual and projected growth in Costa Rica’s cumulative solar and wind energy generation capacity from 2010 to 2017:

Costa Rica cumulative solar and wind energy generation capacity (in MW), 2010-2020

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in Costa Rica

Costa Rica has committed to becoming the first carbon-neutral country by 2021, with renewable energy playing an important role in attaining that goal. Costa Rica has established several initiatives to achieve their carbon-neutral goal, including tax incentives (specifically import, value added and income tax breaks on select renewable energy materials and equipment) and renewable power tenders held by Instituto Costarricense de Electricidad, a state-owned vertically integrated utility.

Peru

Since 2010, the installed base of energy generation capacity in Peru has increased from 8 GW to 10 GW in 2013, or a CAGR of 5%. The chart below shows Peru’s generation capacity fuel mix as of year-end 2013:

Fuel type	Percentage
Gas	39.8%
Hydro-electric	36.4%
Oil	20.7%
Coal	1.6%
Solar	0.9%
Biomass	0.8%

Total	100.0%

Retail electricity prices increased in Peru at a CAGR of 4% between 2006 and 2013. We expect retail electricity prices in Peru to continue to rise due primarily to increasing costs of conventional sources of energy and overall demand for energy and the removal of government subsidies available to conventional energy sources.

Peru’s renewable power market has seen growth over the last three years, with the cumulative installed capacity of renewable energy sources increasing from 3.5 GW in 2010 to 3.7 GW in 2013. Renewable energy accounted for 13% of overall energy capacity growth from 2010 to 2013.

The cumulative installed capacity of solar energy in Peru grew from 0 MW in 2010 to 84 MW by 2014. The cumulative installed capacity of wind energy in Peru grew from 0 MW in 2010 to 146 MW in 2014. The chart below shows the cumulative solar and wind energy generation capacity from 2010 to 2017:

Peru cumulative solar and wind energy generation capacity (in MW), 2012–2017

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in Peru

Energy demand in Peru has increased significantly due to rapid industrialization, a growing population and the expansion of the energy-intensive mining sector. The current capacity mix is already primarily composed of clean energy sources, with natural gas representing 29% and hydro-electric representing 39% of the installed capacity in 2014. To further promote generation from renewable sources, Peru offers several policy incentives, including priority grid dispatch, 20% accelerated tax depreciation and technology-specific auctions for renewables.

The Peruvian government established renewable technology-specific auctions in 2008 to support growth. At each auction, the Ministry of Energy and Mines, or the “MINEM,” defines the proportional participation of each type of renewable technology and awards 20-year PPAs to developers who offer the lowest tariff for a given technology. There have been four auctions since its introduction and 58 biomass, hydro-electric (less than 20 MW), solar and wind projects, representing 882 MW of capacity, have been awarded PPAs through the auction mechanism. The fourth auction is expected to be held in August 2015. In addition to the incentives outlined above, Peru is one of the few countries in Latin America with a specified renewable energy target. The current target, which was last set in 2008 and subject to revision at the next review in May 2015, is set at 5% of Peru’s total electricity consumption.

Hydro-electric

The size of the hydro-electricity market in Peru has remained stable at above 3.2 GW over the past five years and presents substantial acquisition opportunities.

Peru cumulative hydro-electric energy generation capacity (in MW), 2010–2016

Source: Bloomberg New Energy Finance

Uruguay

Since 2010, the installed base of energy generation capacity in Uruguay has increased from 2.7 GW to 3.1 GW in 2013, or a CAGR of 5%. The chart below shows Uruguay’s generation capacity fuel mix as of year-end 2013:

Fuel type	Percentage
Hydro-electric	49.5%
Oil	40.9%
Biomass	8.1%
Wind	1.5%
Solar	0.02%

Total	100.0%

Retail electricity prices have risen in Uruguay at a CAGR of 7% over the past three years. We expect retail electricity prices in Uruguay to continue to rise due primarily to increasing costs of conventional sources of energy and overall demand for energy and the removal of government subsidies available to conventional energy sources.

The cumulative installed capacity of renewable energy sources in Uruguay increased from 1,807 MW in 2010 to 1,836 MW in 2013. Renewable energy accounted for 7% of overall energy capacity growth from 2010 to 2013.

The cumulative installed capacity of solar energy in Uruguay grew from 0 MW in 2010 to 0.5 MW by 2014. The cumulative installed capacity of wind energy in Uruguay grew from 33 MW in 2010 to 379 MW by 2014, or a CAGR of 84%.

The following chart reflects actual and projected growth in Uruguay’s cumulative solar and wind energy generation capacity from 2010 to 2017.

Uruguay cumulative solar and wind energy generation capacity (in MW), 2010–2017

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in Uruguay

Non-hydro-electric renewable energy only represents 10% of Uruguay’s installed capacity. In response, Uruguay established medium and long-term diversification goals through the National Energy Policy from 2005 to 2030, which set a target for clean energy generation to represent 15% of total installed capacity by 2015. As of 2014, Uruguay had achieved the target, with clean energy representing 25% of total installed capacity.

To facilitate the development required to meet the target, six technology-specific auctions were held, with four wind projects and 16 solar projects, representing 934 MW and 199 MW of capacity, respectively, awarded contracts with the state-owned utility. In addition, other renewable energy incentives include a value-added tax exemption for wind generation and an income tax reduction for clean energy and energy efficiency projects.

Malaysia

From 2010, the installed base of energy generation capacity in Malaysia has increased from 24 GW to 26 GW in 2013, or a CAGR of 2%. The chart below shows Malaysia’s generation capacity fuel mix as of year-end 2013:

Fuel type	Percentage
Gas	52.4%
Coal	33.0
Hydro-electric	12.8
Other	0.9
Solar	0.6
Biomass	0.4

Total	100.0%

Retail electricity prices in Malaysia rose 15% last year, and we expect retail electricity prices in Malaysia to continue to rise due primarily to increasing costs of conventional sources of energy and overall demand for energy and the removal of government subsidies available to conventional energy sources.

The growth of Malaysia’s power market has been driven primarily by renewable energy. The cumulative installed capacity of renewable energy sources in Malaysia grew from 2.2 GW in 2010 to 3.5 GW in 2013, or a CAGR of 17%.

The cumulative installed capacity of solar energy generation in Malaysia grew from 13 MW in 2010 to 200 MW in 2014, or a CAGR of 98%. Malaysia does not have any installed wind capacity, and no meaningful wind market is expected to develop in the near future given that the feed-in tariff program for renewable energy does not currently cover wind. In 2013, SEDA began conducting a study of wind resources for the potential inclusion of wind as another renewable resource under the feed-in tariff program. No public announcement has been made on the outcome of this study. The following chart reflects actual and projected growth in Malaysia’s cumulative solar energy generation capacity from 2010 to 2020.

Malaysia cumulative solar and wind energy generation capacity (in MW), 2010–2020

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in Malaysia

Malaysia is the third largest consumer of energy in Southeast Asia. The demand for energy is expected to continue to increase due to ongoing industrialization and population growth.

Malaysia has adopted several initiatives to support the development of renewable energy sources, including the National Renewable Energy Policy and Action Plan, the Renewable Energy Act and the Sustainable Energy Development Authority Act. These incentives primarily include a feed-in tariff program for eligible renewable energy projects, including solar energy projects. Under this arrangement, the offtake counterparty pays the renewable energy generator the feed-in tariff rate for power that is purchased under the PPA and is subsequently reimbursed by Malaysia’s renewable energy fund for the amount such feed-in tariff exceeds the prevailing “displaced costs” of such power. In addition, the Malaysian government has introduced incentives, such as financing programs and tax incentives, to promote the application and development of green technology. See “Business—Government incentives—Malaysia.”

Malaysia has historically subsidized liquid fuels, natural gas and electricity prices. In 2014, Malaysia began to implement a subsidy removal program for these fuel types, which will likely increase the price of natural gas and electricity. These rising prices could contribute to an increase in demand for solar energy, as it will be more cost competitive.

Thailand

The installed base of energy generation capacity in Thailand increased from 32 GW in 2010 to 33 GW in 2013, or a CAGR of 1%. The following table summarizes the components of Thailand’s installed energy generation capacity for 2013:

Fuel type	Percentage
Gas	57.9%
Hydro-electric	16.0
Coal	11.6
Biomass	6.3
Oil	5.0
Solar	2.5
Wind	0.7

Total	100.0%

Thailand’s renewable power market has seen growth over the last three years. The cumulative installed capacity of renewable energy sources in Thailand grew from 7 GW in 2010 to 8 GW in 2013, or a CAGR of 5%. Renewable energy sources are expected to grow to 11 GW in 2017 or a CAGR of 7% from 2014 to 2017.

Thailand’s cumulative solar energy generation capacity grew from 61 MW in 2010 to 1,197 MW in 2014, representing a CAGR of 110%. During the same period, the cumulative wind energy generation capacity grew from 5 MW to 242 MW, representing a CAGR of 164%. The following chart reflects actual and projected growth in Thailand’s cumulative solar and wind power generation capacity from 2010 to 2017:

Thailand cumulative solar and wind energy generation capacity (in MW), 2010–2017

Source: Bloomberg New Energy Finance

Key drivers of renewable energy growth in Thailand

Under the Alternative Energy Development Plan, Thailand’s government is targeting renewable energy to account for 25% of total energy consumption by 2021. Under this development, installed capacity targets for solar and wind power are 3,000 MW and 1,800 MW, respectively. According to Thailand’s Ministry of Energy, installed solar and wind capacity at year-end 2013 accounted for approximately 27% and 12% of the 2021 installed capacity targets for solar and wind, respectively.

Solar power has received governmental support through various feed-in tariff programs. Approved by the government in 2006 and implemented in 2007, the “adder” feed-in tariff program provided eligible renewable energy developers with a fixed “adder” tariff, which is an additional payment in addition to the tariffs that power producers would receive when selling electricity. For solar projects, the adder tariff amounted to THB 8.0/kWh in 2007 and was revised downward to THB 6.5/kWh in 2010 for new projects. In 2014, the adder program was replaced with a fixed feed-in tariff program that currently provides that new solar projects with up to 90 MW in installed capacity and commissioned before year-end 2015 will receive a flat tariff of THB 5.66/kWh for 25 years. New rooftop solar projects with up to 10 kW in installed capacity and commissioned before year-end 2015 will receive a flat tariff of THB 6.96/kWh for 25 years.

Wind power continues to be supported by the “adder” feed-in tariff program described above. For eligible wind projects, the adder tariff amounts to THB 4.5/kWh for projects up to 50 kW in installed capacity and THB 3.5/kWh for projects over 50 kW in installed capacity.

Business

About TerraForm Global, Inc.

Overview

We are a high-growth, globally diversified renewable energy company that owns long-term contracted wind, solar and hydro-electric power plants. Our business objective is to increase our dividend to stockholders by continuing to acquire, from SunEdison and unaffiliated third parties, clean power generation assets that produce high-quality, long-term contracted cash flows, primarily by serving utility and commercial customers with strong credit profiles. Our initial target markets will be China, Brazil, India, South Africa, Honduras, Costa Rica, Peru, Uruguay, Malaysia and Thailand. Several of these markets, including China, Brazil and India, are expected to be among the fastest growing solar and wind energy markets worldwide from 2015 to 2020 in terms of annual installations and capital investment in renewable energy projects.

Portfolio growth

Call and ROFO rights

We believe we will be able to rapidly expand our initial portfolio as a result of the significant project acquisition call rights and ROFO rights that we have with our Sponsor and the project acquisition call rights we have and expect to acquire from third-party developers of clean power generation assets. Upon completion of this offering, we will have call rights, with respect to identified projects, that have an aggregate capacity of 5,856.1 MW.

We will enter into the Support Agreement with our Sponsor immediately prior to the completion of this offering, pursuant to which our Sponsor will agree to offer us additional qualifying projects through the fifth anniversary of the completion of this offering that are projected to generate an aggregate of at least $1.4 billion of cash available for distribution during their respective first twelve months of commercial operations. We expect that our Sponsor will continue to provide us with the opportunity to acquire additional qualifying projects after it has satisfied its minimum commitment under the Support Agreement in order to maximize the value of its equity ownership and incentive distribution rights. The Support Agreement with our Sponsor will also grant us ROFO rights with respect to additional clean energy projects that our Sponsor elects to sell or otherwise transfer and that are located in our initial target markets or other emerging markets that we mutually agree upon.

We executed call right agreements with seven third-party developers, pursuant to which we have the right to purchase, at our election, a total of 43 solar, wind and hydro-electric projects in China with an aggregate capacity of 1,559.7 MW for a specified period.

Third-party acquisitions

We also intend to rapidly expand our project portfolio by acquiring renewable energy projects from third parties. As discussed below, our Sponsor and its operating subsidiary, TerraForm Power, have a strong record of third-party project and corporate acquisitions. We expect that our initial portfolio will include 1.1 GW of projects acquired from third parties in nine acquisitions. We expect to continue to have significant opportunities to acquire projects from third-party developers, enabling us to expand our project portfolio through acquisitions for the foreseeable future.

Our Sponsor

Our U.S.-based Sponsor is the largest globally diversified developer of wind and solar energy projects in the world and has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. As of March 31, 2015, our Sponsor had a 7.5 GW pipeline of development-stage solar and wind projects, including 1.7 GW in our initial and future target markets, and approximately 4.9 GW of self-developed and third-party developed solar and wind power generation assets under management. Our Sponsor has developed over 1,300 solar and wind projects in 20 countries and has completed all of the projects on which it has commenced construction, including over 140 projects in our initial target markets. Our Sponsor has over 1,900 development and operations employees, over 700 of which service our initial and future target markets. We believe we are well positioned to capitalize on favorable market trends in the renewable power generation segment due to our relationship with our Sponsor, which has an established presence in each of our initial target markets, a strong asset development pipeline and acquisition track record, significant project financing experience and asset management and operational expertise.

Yieldco experience

Our Sponsor has significant experience in acquiring, financing and operating clean power generation assets through a publicly listed dividend-oriented company. We will be the second yieldco vehicle to launch with our Sponsor’s support. Our Sponsor’s subsidiary, TerraForm Power, which owns and operates clean power assets located in the United States and other select jurisdictions, completed its initial public offering in July 2014. With our Sponsor’s support, TerraForm Power has raised approximately $3.9 billion in acquisition and permanent financing to pursue acquisitions of renewable energy projects totaling 1,703.0 MW as of May 1, 2015. We intend to capitalize on our Sponsor’s experience in successfully launching and supporting TerraForm Power.

M&A expertise

During the year ended December 31, 2014, our Sponsor completed 32 corporate and project acquisitions worldwide, which included operating projects with an aggregate capacity of 1.5 GW. On January 29, 2015, our Sponsor completed the purchase of First Wind’s development platform, pipeline and projects in development, including over 1.6 GW of wind and solar generation assets under development, and increased its assets under management by 1.5 GW. Our Sponsor: (i) will acquire LAP’s asset management platform, its operation and maintenance personnel expertise in Peru and certain rights with respect to a pipeline of Peruvian hydro-electric development assets and (ii) has acquired an asset management platform in China consisting of operations and maintenance personnel and management expertise from Honiton. In addition, in July 2015 our Sponsor entered into (i) an agreement with Renova pursuant to which it agreed to acquire the Renova Backlog Projects and (ii) a put/call arrangement with respect to the Renova Put/Call Assets. We expect to continue to leverage our Sponsor’s significant development expertise, project pipeline and third-party acquisition track record. For example, we have completed or expect to complete in connection with the closing of this offering or during the remainder of 2015, nine separate acquisitions representing 1.1 GW in the aggregate of projects located across multiple geographies that utilize a variety of renewable energy technologies.

Market opportunity

The global renewable power generation segment is large and growing rapidly due to significant increases in energy demand, decreasing cost of renewable energy, the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing retail electricity prices, and strong social and political support for renewable energy, among other factors. We expect the cost to produce energy from conventional sources will continue to rise, owing to the required investments in transmission and distribution infrastructure and increasing regulatory costs relating to conventional energy sources. We believe accelerating industrialization, an expanding middle class and the need to develop energy grid infrastructure will continue to drive demand in our initial target markets for the foreseeable future. We believe that solar and wind energy systems are particularly attractive in addressing the undersupply of electrical generation capacity in emerging markets due to their relative ease and speed of installation, scalability and, with respect to solar energy systems, their ability to be located near the customer, thereby reducing the customer’s transmission and distribution costs. In addition, we believe that hydro-electric energy represents a significant acquisition opportunity for us because it is a proven renewable technology with significant installed capacity of more than 412 GW in our initial target markets.

The global renewables market is projected to require more than $2.1 trillion of investment in capacity expansions over the period from 2015 through 2020, of which approximately 35% of such capacity expansion is expected to occur in our initial target markets. Of this total expected investment, more than $723 billion and $664 billion is expected to be in global solar and wind generation capacity expansions, respectively. Our initial target markets are expected to account for 48% and 41% of global wind and solar capacity expansions, respectively. In addition, more than $253 billion is expected to be invested globally in hydro-electric generation assets through 2016, of which our initial target markets are expected to account for 27% of such capacity expansion.

The installed base of renewable energy generation capacity in our initial target markets is greater than 622 GW, including more than 39 GW of solar capacity, 138 GW of wind capacity and 412 GW of hydro-electric capacity. Driven by the increasing cost competitiveness of wind and solar energy, accelerating industrialization, an expanding middle class and attractive regulatory policies that incentivize renewable energy investments, we expect substantial growth in installed renewable energy capacity over the next several years. Solar energy capacity additions are expected to total over 179 GW between 2014 and 2020 in our initial target markets and are expected to grow at a CAGR of 32% between 2014 and 2020 in our initial target markets. Over the same period, wind energy capacity additions are expected to total over 188 GW in our initial target markets and are expected to grow at a CAGR of 14% between 2014 and 2020, in our initial target markets.

TerraForm Global, Inc. is a Delaware corporation formed on September 12, 2014 and headquartered in Bethesda, Maryland.

Purpose of TerraForm Global, Inc.

We intend to create value for the holders of our Class A common stock by achieving the following objectives:

•

owning and operating a diverse platform of renewable energy projects, including solar, wind, hydro-electric and other clean power generation technologies, that provide long-term contracted cash flows from creditworthy counterparties;

•	creating a geographically diverse platform of renewable energy generation assets;

•	growing our project portfolio through the exercise of our call rights and the completion of third-party acquisitions;

•	capitalizing on the expected high growth in the worldwide clean power generation market;

•	creating an attractive investment opportunity for dividend growth-oriented investors; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Our business strategy

Our primary business strategy is to increase the cash dividends we pay to the holders of our Class A common stock over time. Our plan for executing this strategy includes the following:

Focus on long-term contracted clean power generation assets.    All projects included in our initial portfolio, together with any call right project that we acquire, will have a PPA with a creditworthy counterparty or be subject to a similar offtake arrangement such as a feed-in tariff program. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various emerging markets continue to rapidly grow their electricity usage and approach grid parity.

Grow our business through acquisitions of long-term contracted operating assets.    We intend to acquire additional long-term contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our CAFD. The Support Agreement establishes: (i) a minimum commitment from our Sponsor to provide us with $1.4 billion of Projected FTM CAFD through the fifth anniversary of the completion of this offering, which will be satisfied either through (x) the option to acquire the identified Call Right Projects, which currently represent an aggregate capacity of approximately 4,296.4 MW, or (y) the option to acquire additional projects from our Sponsor’s development pipeline that will in the future be designated as Call Right Projects; and (ii) a right of first offer on the SunEdison ROFO Projects. We also have Third-Party Call Right Projects and expect to enter into additional call right agreements with third parties. Given the strong growth trends in our initial target markets, we also expect to have significant opportunities to acquire other clean power generation assets from third-party developers, independent power producers and financial investors. We believe our acquisition strategies, based on an extensive knowledge of the market, third-party relationships, operating expertise and access to capital, will enhance our ability to grow and generate CAFD and provide us with a competitive advantage in acquiring new assets.

Attractive, high-growth asset class.    We intend to initially focus on the solar and wind energy segments because we believe they are currently the fastest growing segments of the clean power generation industry globally and offer attractive opportunities to own assets and deploy long-term capital due to the predictability of their cash flows, and the hydro-electric energy segment because we believe its significant market size presents numerous investment opportunities. Also, we believe the solar, wind and hydro-electric energy segments are attractive because there is no associated fuel cost risk, their associated technologies have become highly reliable and, based on the experience of our Sponsor, require low operational and maintenance expenditures and a low level of interaction from managers as compared to conventional energy assets. Solar, wind and hydro-electric projects also have an expected life which can exceed 30 years. In addition, the projects in our initial portfolio generally operate under long-term PPAs with terms of up to 30 years.

Focus on emerging markets with favorable investment attributes.    While our current focus is on solar, wind and hydro-electric energy generation assets in our initial target markets, we will selectively consider acquisitions of clean power generation assets in other geographies. We expect to pursue opportunities in other high-growth emerging markets that have characteristics similar to those of our initial target markets, with a focus on other markets located in Asia (except Japan), Africa, Latin America and the Middle East. We believe there will be ample opportunities to acquire high-quality contracted clean power generation assets in high-growth emerging markets with these attributes.

Technology-neutral clean power platform.    We intend to expand upon our Sponsor’s technology-neutral platform. Our Sponsor’s platform enables the development, acquisition, maintenance and operation of renewable energy generation assets across various renewable energy technologies, including solar, wind and hydro-electric. This technology-neutral platform enables our open architecture approach, which provides us with the ability to evaluate a broad range of development partnerships and acquisition opportunities and support the rapid growth of our portfolio.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include: (i) a risk and credit policy focused on transacting with creditworthy counterparties; (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rates, refinancing risks and tax withholdings; (iii) utilizing derivative financial instruments to minimize our net exposure to currency fluctuations; and (iv) a dividend policy that is based on distributing the CAFD generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately 85% of projected CAFD. See “Cash dividend policy.”

Our competitive strengths

We believe our key competitive strengths include:

Diversity.    Our initial portfolio is well diversified in terms of geography, market segment, counterparty, and types of renewable energy technology. We serve utility, commercial, industrial and governmental customers and may serve residential business lines in the future. We have projects located across 11 countries and four continents. Projects in our initial portfolio located in any single country are not expected to represent more than 30% of our projected CAFD for the year ending December 31, 2016, thereby reducing our operating risk profile and reliance on any single market or segment. We utilize several renewable energy technologies, the production profiles of which complement one another, which we believe enables us to generate consistent cash flow. We believe our diverse customer base, geographic presence and technology improves our business development opportunities by enhancing our industry relationships, reputation and understanding of regional power market dynamics.

Portfolio growth opportunities.    We believe we will be able to rapidly expand our initial portfolio through several channels. We have significant project acquisition call rights and ROFO rights with our Sponsor. We also expect to have call rights with third-party developers of clean power generation assets, including the Third-Party Call Right Projects. We and our Sponsor have strategically located project origination teams, along with relationships with regionally-focused clean power generation companies, that we believe will facilitate the growth of our project pipeline. We expect to have significant opportunities to expand our project portfolio through additional third-party acquisitions for the foreseeable future.

Stable, high-quality cash flows.    Our initial portfolio of projects, together with the call right projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under PPAs or similar offtake arrangements, such as feed-in tariff programs, with creditworthy counterparties. As of March 31, 2015, the weighted average (based on megawatts) remaining life of our PPAs was 19 years. All of our projects have highly predictable operating costs, in large part due to solar, wind and hydro-electric facilities having no fuel cost and utilizing reliable technology. We intend to utilize foreign exchange and foreign tax strategies in an effort to mitigate the impact of cross-border costs. Finally, based on our initial portfolio of projects, we do not expect to pay significant U.S. federal income taxes in the near term.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

•

Strong asset development track record.    Our Sponsor has demonstrated a significant track record in developing both solar and, as a result of its acquisition of First Wind, wind energy generation facilities. Over the last three calendar years, our Sponsor has constructed solar power generation assets with an aggregate capacity of 2.0 GW and, as of March 31, 2015, was constructing additional solar power generation assets expected to have an aggregate capacity of approximately 773.7 MW. Our Sponsor has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. Our Sponsor has developed over 1,300 solar and wind projects and has completed all of the projects on which it has commenced construction, including over 140 projects in our initial target markets. In addition, our Sponsor had a 7.5 GW pipeline of development stage solar and wind projects as of March 31, 2015, including 1.7 GW in our initial and future target markets. As of the same date, our Sponsor employed 3,400 people globally, of which over 1,900 were serving as developers and operators of renewable energy projects. Our Sponsor’s operating history demonstrates its organic project development capabilities in our initial target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability to rapidly acquire operating projects from our Sponsor in our initial target markets.

•

Yieldco experience.    Our Sponsor’s subsidiary, TerraForm Power, which owns and operates clean power assets located in the United States and other select jurisdictions, completed its initial public offering in July 2014. With our Sponsor’s support, TerraForm Power has raised approximately $3.9 billion in acquisition and permanent financing to pursue acquisitions of renewable energy projects totaling 1,703.0 MW as of May 1, 2015.

•

Proven acquisition expertise.    In 2014, our Sponsor completed 32 corporate and project acquisitions worldwide, which included operating projects with an aggregate nameplate capacity of 1.5 GW. In addition, our Sponsor, through TerraForm Power, completed the acquisition on January 29, 2015 of First Wind’s 500.0 MW of operating wind generation assets and 21.1 MW of operating solar generation assets and 1.66 GW of wind and solar generation assets under development. These acquisitions include two wholly owned subsidiaries of Honiton, which provides our Sponsor with an operating and maintenance platform in China. Additionally, our Sponsor’s pending acquisition of LAP will provide it with a hydro-electric development pipeline in Peru and an operations and maintenance platform in Latin America. We believe our Sponsor’s significant acquisition experience and expertise will enable us to expand our portfolio through additional acquisitions of operating projects from unaffiliated third parties in our initial target markets. Our initial portfolio includes two projects that we have acquired from third parties. Concurrently with this offering or, in certain cases, during the remainder of 2015, we expect to complete seven separate transactions to acquire projects included in our initial portfolio, expanding our geographic footprint and diversifying our renewable energy technologies.

•

Project financing experience.    We believe our Sponsor has demonstrated a successful track record of sourcing long-term capital to fund project acquisitions and the development and construction of projects located in our initial target markets. To date, our Sponsor has raised an aggregate of $3.3 billion since January 1, 2014 to support its development and acquisition activities. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

•

Asset management expertise.    We will have access to the significant resources of our Sponsor to support the high-growth strategy of our business. As of March 31, 2015, our Sponsor had over 4.9 GW of projects under management across 20 countries. Approximately 16.1% of these projects are third-party power generation facilities, demonstrating our Sponsor’s collaboration with multiple developers and owners. These projects utilize 29 different module types and inverters from 17 different manufacturers. As of March 31, 2015, our Sponsor had approximately 700 employees servicing operations and management in our initial target markets. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. Our Sponsor’s asset management experience helps ensure that our facilities will be monitored and maintained to maximize cash generation. We also benefit from First Wind’s asset management expertise as the First Wind team has been integrated with our Sponsor.

Access to and experience in mature capital markets.    As a publicly listed company in the United States, we will have access to a broad investor base with a competitive source of capital. We believe access to this market will accelerate our long-term growth and acquisition strategy and provide us with a competitive advantage over regional renewable energy developers in our target markets where we may be competing to acquire assets or development rights. We believe that both our Sponsor and TerraForm Power have benefited from their status as publicly listed companies in the United States. To date, our Sponsor and TerraForm Power have raised an aggregate of $9.4 billion since January 1, 2014, providing them with the capital necessary to acquire projects and development platforms to grow TerraForm Power’s portfolio of operational renewable energy projects in mature markets. In addition, we believe that a public listing in the United States will provide transparency to investors regarding our operations that will help us attract and retain capital.

Long-term contracted portfolio.    We benefit from a portfolio of relatively newly constructed assets, with most of the projects in our initial portfolio having achieved COD within the past five years or expected to reach COD by the end of 2015. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 19 years as of March 31, 2015. The projects in our initial portfolio and the call right projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high project availability and predictable maintenance capital expenditures.

Experienced management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a team of experienced professionals to serve as our executive officers and other key officers. We expect that certain of these professionals will provide such services to us on a dedicated basis. Our officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over five years of experience in the sector. Mr. Domenech, our Chief Executive Officer, and his team have been successful in expanding TerraForm Power’s project portfolio from 807.7 MW as of its initial public offering in July 2014 to 1,703.0 MW as of May 1, 2015, an increase of 111%. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Our portfolio

Our initial portfolio consists of solar projects located in China, India, South Africa, Honduras, Uruguay, Malaysia and Thailand, wind projects located in China, Brazil, India, South Africa, Honduras, Costa Rica and Nicaragua and hydro-electric projects located in Brazil and Peru. These projects have a total combined capacity of 1,406.1 MW, and we forecast that they will generate an aggregate of $231.5 million of cash available for distribution for the year ending December 31, 2016. Our initial portfolio includes 921.7 MW of projects that we expect to acquire from third parties concurrently with the completion of this offering or, in certain cases, during the remainder of 2015. All of these projects are supported by PPAs with creditworthy counterparties. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 19 years as of March 31, 2015.

We have a well diversified project portfolio, across both geographies and renewable energy technologies, which we believe enables us to generate consistent quarterly cash flows. For example, projects in our initial portfolio located in any single country are not expected to represent more than 30% of our projected cash available for distribution for the year ending December 31, 2016. We intend to rapidly expand and diversify our initial portfolio by acquiring utility-scale solar and commercial and industrial distributed solar, wind and hydro-electric power generation assets located in our initial target markets, which we expect will also have long-term PPAs with creditworthy counterparties. We expect to pursue opportunities in other high-growth emerging markets that have characteristics similar to those of our initial target markets, with a focus on markets located in Asia (except Japan), Africa, Latin America and the Middle East. Over time, we may selectively acquire other clean power generation assets, including natural gas, biomass and hybrid energy and storage solutions, as well as transmission lines, that enable us to provide power on a 24/7 basis, as well as to add solar generation assets serving residential and commercial building customers.

Our initial portfolio

The following table provides an overview of the assets that we expect will comprise our initial portfolio. We expect to acquire certain of the projects included in our initial portfolio through the consummation of the Pending Acquisitions and the transfer of the Contributed Construction Projects. Our initial portfolio includes: (i) approximately 428.6 MW of projects that we expect to acquire substantially concurrently with this offering; (ii) approximately 340.9 MW of projects that we expect to acquire shortly after the completion of this offering upon receipt of pending governmental and lender consents; and (iii) approximately 286.8 MW of projects that we expect to acquire during the remainder of 2015 when such projects are expected to reach COD. This offering, however, is not conditioned on the concurrent closing of all of the Pending Acquisitions. As of the date of this prospectus, we have not yet received all of the governmental, regulatory or third-party approvals or consents required to complete all of these acquisitions, and the timing for those approvals is outside of our control. As a result, we cannot assure you that all of the Pending Acquisitions will be consummated on the timetable currently contemplated or at all.

					Offtake agreements
Project Name	Net Capacity (MW)(1)	Owner- ship Interest (%)		Status(2)	PPA Counter- party(3)	PPA Counter- party credit rating(4)	Remaining Duration of PPA (years)(5)	Commercial Operation Date(6)	Location

Brazil

Wind
Salvador	195.2	100.0		P	CCEE	N/A	17	Q3 2012	Guanambi, Caetité, and Igaporã of Bahia
Bahia	99.2	100.0		P	CCEE	N/A	17	Q3 2012	Guanambi and Igaporã of Bahia
Subtotal Wind	294.4						17

Hydro
ESPRA(7)	41.8	100.0		P	Eletrobras	BBB-	13	Q2 2008	Teixeira de Freitas, Vereda e Itamaraju of Bahia
Total Brazil	336.2						17

India

Wind
Hanumanhatti	50.4	100.0		P	HESCOM	N/A	16	Q2 2011	Belgaum, Karnataka
Gadag	31.2	100.0		P	BESCOM	BBB+	14	Q3 2008	Gadag, Karnataka
Bhakrani	20.0	100.0		P	JVVNL	N/A	24	Q2 2014	Jaisalmer, Rajasthan
Bora Bora(8)	17.8	74.0		P	A PSPDCL	BB+	26	Q4 2015	Anantpur, Andhra Pradesh
Subtotal Wind	119.4						18

Solar
SE 25	25.0	N/A		O	GUVNL	A+	22	Q1 2012	Patan, Gujarat
NSM 24	23.9	100.0		0	NVVN	AA+	23	Q1 2013	Jodhpur, Rajasthan
NSM Suryalabh	19.1	49.0		O	SECI	N/A	25	Q1 2015	Jodhpur, Rajasthan
NSM Sitara	15.2	49.0		O	SECI	N/A	25	Q1 2015	Mandsaur, Madhya Pradesh
NSM L’Volta	12.7	49.0		O	SECI	N/A	25	Q1 2015	Mandsaur, Madhya Pradesh
Focal	11.3	49.0		0	SECI	N/A	25	Q2 2015	Mandsaur, Madhya Pradesh
Brakes	7.5	97.5	(9)	O	BIL	AA+	15	Q4 2014	Tirunelveli, Tamil Nadu
Millenium	6.9	74.0		O	GUVNL	A+	22	Q1 2012	Surendranagar, Gujarat
Raj 5	5.0	100.0		O	NVVN	AA+	22	Q4 2011	Jodhpur, Rajasthan
ESP Urja	3.7	74.0		O	GUVNL	A+	22	Q4 2011	Surendranagar, Gujarat
Azure	3.7	74.0		O	GUVNL	A+	22	Q4 2011	Surendranagar, Gujarat
Subtotal Solar	134.0						23
Total India	253.3						21

				Offtake agreements
Project Name	Net Capacity (MW)(1)	Owner- ship Interest (%)	Status(2)	PPA Counter- party(3)	PPA Counter- party credit rating(4)	Remaining Duration of PPA (years)(5)	Commercial Operation Date(6)	Location

Honduras

Wind

Cerro de Hula(7)	126.0	100.0	P	ENE	B	22	Q4 2011	Santa Ana and San Buenaventura

Solar

Choluteca(7)(10)	82.0	100.0	P	ENE	B	20	Q3 2015	Choluteca
Total Honduras	208.0					21

China

Wind
Hercules	148.5	100.0	O	IMPGCL	N/A	15(11)	Q3 2008 Q3 2011	Inner Mongolia

Solar
Dunhuang	18.0	100.0	O	GPEPC	Aa3	18(11)	Q4 2012	Dunhuang, Gansu Province
Total China	166.5					16

Uruguay

Solar
El Naranjal(8)	57.4	100.0	P	UTE	N/A	28	Q4 2015	Salto Department
Alto Cielo(10)	26.4	100.0	P	UTE	N/A	28	Q4 2015	Artigas Department
Del Litoral(8)	17.4	100.0	P	UTE	N/A	28	Q4 2015	Salto Department
Total Uruguay	101.1					28

South Africa

Wind
Klipheuwel(12)	17.6	65.0	P	Eskom	BB+	19	Q2 2014	Caledon, Western Cape Province

Solar
Boshof(13)	33.6	51.0	0	Eskom	BB+	20	Q4 2014	Boshof, Free State Province
Witkop(13)	16.8	51.0	P	Eskom	BB+	19	Q3 2014	Polokwane Municipality, Limpopo Province
Soutpan(13)	15.8	51.0	P	Eskom	BB+	19	Q3 2014	Blouberg Municipality, Limpopo Province
Aries(12)	7.5	70.0	P	Eskom	BB+	19	Q1 2014	Kernhardt, Northern Cape Province
Konkoonsies(12)	7.5	70.0	P	Eskom	BB+	19	Q1 2014	Pofadder, Northern Cape Province
Subtotal Solar	81.3					19
Total South Africa	98.8					19

Costa Rica

Wind

Orosi(7)(10)	50.0	100.0	P	ICE	BB+	19	Q3 2015	Guanacaste
PESRL(7)	24.0	100.0	P	ICE	BB+	6	Q4 1996	Guanacaste
Total Costa Rica	74.0					14

Peru

Hydro
LAP-Junín(14)	39.1	100.0	P	MINEM	BBB+	20	Q4 2014	Junín region
LAP-HSC(14)	33.4	100.0	P	MINEM	BBB+	16	Q1 2009 Q2 2012	Ancash and Junín regions
Total Peru	72.5					18

Nicaragua

Wind

Eolo(7)	44.0	100.0	P	DD	N/A	18	Q4 2012	Rivas

Thailand

Solar
NPS Star(10)	17.9	100.0	P	PEA	N/A	26	Q3 2015	Pichit Province
WXA(10)	17.9	100.0	P	PEA	N/A	26	Q3 2015	Pichit Province
PP Solar	3.6	100.0	O	PEA	N/A	29	Q1 2015	Amphur Kranuan, Khonkaen Province
Total Thailand	39.3					26

				Offtake agreements
Project Name	Net Capacity (MW)(1)	Owner- ship Interest (%)	Status(2)	PPA Counter- party(3)	PPA Counter- party credit rating(4)	Remaining Duration of PPA (years)(5)	Commercial Operation Date(6)	Location

Malaysia

Solar
Silverstar Pavilion	5.1	51.0	O	MASSB	N/A	20	Q4 2013	Kuala Lumpur International Airport, Sepang
Fortune 11	4.8	95.0	O	TNB	BBB+	20	Q4 2013	Kuala Lumpur International Airport, Sepang
Corporate Season	2.5	62.0	O	MASSB	N/A	20	Q4 2013	Kuala Lumpur International Airport, Sepang
Total Malaysia	12.3					20

Total Initial Portfolio	1,406.1					19

(1)	Net capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility after taking into account any redeemable preferred shares and shareholder loans that we hold. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus. For projects referenced herein that have not yet achieved their COD, the figures reflect expected final capacity.

(2)	Reflects our current ownership of the respective projects as of the date of this prospectus. “O” represents that we own the percentage of the project as set forth in this table. “P” represents that (i) we expect to acquire the project, pursuant to the applicable Pending Acquisition, concurrently with the completion of this offering or shortly thereafter, or (ii) our Sponsor will contribute the project to us upon such project reaching its COD.

(3)	For more information regarding our PPA counterparties, see “Business—Our portfolio—Project descriptions.”

(4)	Reflects the counterparty’s or guarantor’s issuer credit ratings issued by S&P or Moody’s or their local affiliates. Projects with N/A include (i) unrated government entities and (ii) unrated private entities that have not issued public securities. We believe these entities are high credit quality counterparties based on our review of their financial statements or parent entity financial position.

(5)	Calculated as of March 31, 2015.

(6)	Represents the actual or anticipated COD, as applicable, unless otherwise indicated.

(7)	We do not expect to complete the acquisition of this project until shortly after the completion of this offering upon receipt of the necessary governmental consents.

(8)	Pursuant to an investment agreement with our Sponsor, our Sponsor will contribute to us: (i) the Bora Bora wind project in India, representing 17.8 MW; (ii) the NPS Star and WXA solar projects in Thailand, representing an aggregate of 35.8 MW and (iii) the Del Litoral and El Naranjal solar projects in Uruguay, representing 74.8 MW. The contribution with respect to each project will occur on or about the date that such project reaches COD, except that 74% of the Bora Bora project will be contributed on or about its COD with the remaining 26% to be contributed on the one-year anniversary of the project’s COD. We expect these projects to achieve COD in the second half of 2015.

(9)	We own 70% of the common equity of this project, and as a result of an arrangement with our local partner, we have an effective economic interest of 97.5%. The additional pecuniary interest was received in exchange for a shareholder loan made in our local partner’s favor.

(10)	We expect to complete the pending acquisition of this project once it achieves COD, which is expected to occur in the second half of 2015.

(11)	The PPAs for the China projects are subject to automatic annual renewal, based on a 20 year green tariff policy and the expected useful life of the project. For more information, see “Business—Our portfolio—Project descriptions—Our China projects.

(12)	We will have a cash distribution agreement in place with the seller pursuant to which we will be entitled to receive the project cash distributions prior to the transfer of such project to us.

(13)	The termination date of the PPA for this project is subject to change, depending on the outcome of our discussions with Eskom, but will not be earlier than the date given. This project did not achieve COD by the date required by the PPA, and as a result, the length of the PPA is subject to shortening.

(14)	This project will be owned by our Sponsor, and we will have a cash distribution agreement in place with the Sponsor pursuant to which we will be entitled to receive the project cash distributions prior to the transfer of such project to us.

The following charts provide an overview of our project portfolio by geography and technology:

Project descriptions

Set forth below is a brief summary of each of the projects that we expect will be included in our initial portfolio assuming completion of the Organizational Transactions. Unless otherwise noted, we expect that affiliates of our Sponsor will provide O&M for such projects. In addition, several of these projects are subject to project-level financing arrangements. See “Description of certain indebtedness—Project-level financing arrangements” for additional information regarding these financing arrangements.

Our Brazil projects

ESPRA

Our ESPRA project is located in the cities of Itamaraju, Jucuruça, Vereda and Medeiros Neto of Bahia, Brazil. This 41.8 MW capacity project commenced commercial operations during the second quarter of 2008. This project has three individual hydro-electric assets. Upon completion of the Renova Transaction and receipt of an outstanding governmental consent, we will have a 100% ownership interest in this project. We expect to receive the governmental consent after the completion of this offering.

The PPA counterparty is Centrais Eléctricas Brasileiras S.A., or “Eletrobas,” the largest electric power company in Latin America with 42.3 GW of installed capacity and 55.1 thousand kilometers of transmission lines. Eletrobras has a long-term credit rating of Baa3 by Moody’s and a long-term local issuer rating of BBB+ by S&P. The PPA is scheduled to terminate during the second quarter of 2028 and provides for a base price of BRL 121.0/MWh (approximately $0.04 kWh), adjusted annually based on the IGP-M general price index.

Salvador

Our Salvador project is located in the cities of Guanambi, Caetité and Igaporã of Bahia, Brazil. This 195.2 MW capacity project commenced commercial operations during the third quarter of 2012. This project has nine individual sites with a total of 122 wind generator turbines. Upon completion of the Renova Transaction, we will have a 100% ownership interest in this project.

The PPA counterparty is the Chamber of Electric Energy Commercialization, or “CCEE,” which has 2,953 agents and 19,918 registered contracts with 88.8 GW of energy traded. With a contracted capacity of 84.0 MW, the PPA is scheduled to terminate during the second quarter of 2032 and provides for an average price on base date of BRL 145.8/MWh (approximately $0.05 kWh), adjusted annually based on the IPCA consumer price index. The PPA provides for surplus or compensation payment over the contracted amount, with production over 130% or under 90% paid the subsequent year, and production within 90% and 130% paid every four years. The project employs GE 1.6xle turbines.

Bahia

Our Bahia project is located in the cities of Guanambi and Igaporã of Bahia, Brazil. This 99.2 MW capacity project commenced commercial operations during the third quarter of 2012. This project has five individual sites with a total of 62 wind generator turbines. Upon completion of the Renova Transaction, we will have a 100% ownership interest in this project.

The PPA counterparty is the CCEE. With a contracted capacity of 43.0 MW, the PPA is scheduled to terminate during second quarter of 2032 and provides for an average price on base date of BRL 145.8/MWh (approximately $0.05 kWh), adjusted annually based on the IPCA consumer price index. The PPA provides for surplus or compensation payment over the contracted amount, with production over 130% or under 90% paid the subsequent year, and production within 90% and 130% paid every four years. The project employs GE 1.6xle turbines.

Our India projects

NSM 24

Our NSM 24 project is located in the Ugaras Village, Tehsil Phalodi, Jodhpur District, of Rajasthan, India. This 23.9 MW capacity project commenced commercial operations during the first quarter of 2013. This project utilizes fixed tilt technology, whereby the solar photovoltaic, or “PV,” panels are directionally tilted and remain in that same position through the life of the project. We have a 100% ownership interest in this project. The project is part of the Jawaharlal Nehru National Solar Mission, India’s flagship solar policy program.

The counterparty to the PPA is NTPC Vidyut Vyapur Nigam Limited, or “NVVN,” a wholly owned subsidiary of NTPC Limited, which is the largest state-owned energy producer in India with 41 GW of power plants located throughout India. NVVN has a long-term credit rating of AA+ on its cash credit limits by Credit Rating Information Services of India Limited, a global ratings firm affiliated with S&P.

The PPA is scheduled to terminate during the first quarter of 2038 and provides for a flat tariff of INR 9.28/kWh (approximately $0.15/kWh) during its term. NVVN is required to establish an irrevocable letter of credit in the name of the developer to secure its payment obligations under the PPA.

NSM Suryalabh

Our NSM Suryalabh project is located in the Kalyan Singh ki Sid Village, Tehsil Bap, Jodhpur District, of Rajasthan, India. This 19.1 MW capacity project commenced commercial operations during the first quarter of 2015. This project utilizes fixed tilt technology. In order to comply with local regulations, we have a 49% ownership interest in this project, with our Sponsor holding the remaining 51% ownership interest. The project is part of the Jawaharlal Nehru National Solar Mission.

The counterparty to the PPA is Solar Energy Corporation of India, or “SECI,” a not-for-profit company established by MNRE to facilitate solar energy generation capacity in India. MNRE was established by the Indian Government to facilitate research, development, commercialization and deployment of renewable energy systems on a national level for various applications in rural, urban, industrial and commercial sectors. The PPA is scheduled to terminate 25 years from the project’s COD and provides for a flat tariff of INR 5.45/kWh (approximately $0.09/kWh) during its term with a flat tariff of INR 3.00/KWh (approximately $0.05/KWh) for production 10% above declared capacity factor in a contract year. Additionally, the program also provides for viability gap funding subsidies of INR 261.9 million, 50% payable as early as three months after commissioning and 10% payable every year for five years thereafter, subject to the plant meeting certain requirements. SECI is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA. Additionally, SECI is required to hypothecate the revenues it receives under its back-to-back power sale agreement with local utilities to the project.

NSM Sitara

Our NSM Sitara project is located in the Sitamau Village, Mandsaur District, of Madhya Pradesh, India. This 15.2 MW capacity project commenced commercial operations during the first quarter of 2015. This project utilizes tracking technology, which continuously orients the PV panels in the direction of the sun, enabling the project to generate more electricity on a daily basis than a traditional fixed tilt system. In order to comply with the local regulations, we have a 49% ownership interest in this project, with our Sponsor holding the remaining 51% ownership interest. The project is part of the Jawaharlal Nehru National Solar Mission.

The counterparty to the PPA is SECI. The PPA is scheduled to terminate 25 years from the COD and provides for a flat tariff of INR 5.45/kWh (approximately $0.09/kWh) during its term with a flat tariff of INR 3.00/KWh

(approximately $0.05/KWh) for production 10% above declared capacity factor in a contract year. Additionally, the program provides for viability gap funding subsidies of INR 560.9 million, 50% payable as early as three months after commissioning and 10% payable every year for five years thereafter, subject to the plant meeting certain requirements. SECI is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA. Additionally, SECI is required to hypothecate the revenues it receives under its back-to-back power sale agreement with local utilities to the project.

NSM L’Volta

Our NSM L’Volta project is located in the Sitamau Village, Mandsaur District, of Madhya Pradesh, India. This 12.7 MW capacity project commenced commercial operations during the first quarter of 2015. This project utilizes fixed tilt technology. In order to comply with local regulations, we have a 49% ownership interest in this project, with our Sponsor holding the remaining 51% ownership interest. The project is part of the Jawaharlal Nehru National Solar Mission.

The counterparty to the PPA is SECI. The PPA is scheduled to terminate 25 years from the project’s COD and provides for a flat tariff of INR 5.45/kWh (approximately $0.09/kWh) during its term with a flat tariff of INR 3.00/KWh (approximately $0.05/KWh) for production 10% above declared capacity factor in a contract year. Additionally, the program also provides for viability gap funding subsidies of INR 146.6 million, 50% payable as early as three months after commissioning and 10% payable every year for five years thereafter, subject to the plant meeting certain requirements. SECI is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA. Additionally, SECI is required to hypothecate the revenues it receives under its back-to-back power sale agreement with local utilities to the project.

Brakes

Our Brakes project is located in the Munanjipatti Village, Tirunelveli District, of Tamil Nadu, India. This 7.5 MW capacity project commenced commercial operations during the fourth quarter of 2014. This project utilizes tracking technology and is a distributed generation project. The counterparty to the PPA is Brakes India Limited, which is the leading manufacturer of braking systems and ferrous castings in India. Brakes has a long-term credit rating of AA on its cash credit limits by Credit Rating Information Services of India Limited.

We have a 70% equity ownership interest in this project. As a result of a shareholder loan made in favor of our local partner, we have an effective economic interest in this project of 97.5%. The PPA is scheduled to terminate during the fourth quarter of 2029 and provides for a tariff of INR 6.99/kW (approximately $0.11/kWh), which is escalated 2.9% each year on the anniversary of its COD for the next 15 years.

Raj 5

Our Raj 5 project is located in the Rawra Village, Mandsaur District, of Rajasthan, India. This 5.0 MW capacity project commenced commercial operations during the fourth quarter of 2011. This project utilizes fixed tilt technology. We have a 100% ownership interest in this project. The project is part of the Jawaharlal Nehru National Solar Mission.

The counterparty to the PPA is NVVN. The PPA is scheduled to terminate during the fourth quarter of 2036 and provides for a flat tariff of INR 12.39/kWh (approximately $0.20/kWh) during its term. NVVN is required to establish an irrevocable letter of credit to secure its payment obligations under the PPA.

Focal

Our Focal project is located in the Sitamau Village, Mandsaur District, of Madhya Pradesh, India. This 11.3 MW capacity project commenced commercial operations during the second quarter of 2015. This project utilizes tracking technology, whereby the solar photovoltaic panels are directionally tilted and remain in that position through the life of the project. We have a 49% ownership interest in this project.

The counterparty to the PPA is SECI. The PPA is scheduled to terminate 25 years from the project’s COD and provides for a flat tariff of INR 5.45/kWh (approximately $0.09/kWh) during its term, with a flat tariff of INR 3.00/kWh (approximately $0.05/kWh) for production, 10% above declared capacity factor in a contract year. Additionally, the project also provides for viability gap funding subsidies of INR 220 million, 50% payable as early as three months after commissioning and 10% payable every year for five years thereafter, subject to the project meeting certain requirements. SECI is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA. Additionally, SECI is required to hypothecate the revenues it receives under its back-to-back power sale agreement with local utilities to the project.

Millenium

Our Millenium project is located in the Dhama Village, Surendranagar District, of Gujarat, India. This 6.9 MW capacity project commenced commercial operations during the first quarter of 2012. This project utilizes tracking technology. In order to comply with local regulations, we have a 74% ownership interest in this project, with our Sponsor indirectly holding the remaining 26% ownership interest.

The counterparty to the PPA is Gujarat Urja Vikas Nigam Limited, or “GUVNL,” a holding company that supervises the activities of its six subsidiary companies that are engaged in the business of generation, transmission and distribution of electricity. GUVNL has a long-term credit rating of “A” by ICRA Limited, a credit rating agency affiliated with Moody’s. The PPA is scheduled to terminate 25 years from the commencement of commercial operations and provides for a flat tariff of INR 15.00/kWh (approximately $0.24/kWh) for the first 12 years of its term and INR 5.00/kWh ($0.08/kWh) for the remaining 13 years. GUVNL is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA.

SE 25

Our SE 25 project is located in the Patan District, of Gujarat, India. This 25.0 MW capacity project commenced commercial operations during the first quarter of 2012. This project utilizes fixed tilt technology. In order to comply with local regulations, we will acquire 100% of equity ownership in the project from our Sponsor (indirectly) during the first quarter of 2017. Prior to the acquisition of the project and pursuant to an intercompany debt instrument in place at the time of this offering, we have the right to receive cash distributions from the project company.

The counterparty to the PPA is GUVNL. The PPA is scheduled to terminate 25 years from the commencement of commercial operations and provides for a flat tariff of INR 15.00/kWh (approximately $0.24/kWh) for the first 12 years of its term and INR 5.00/kWh ($0.08/kWh) for the remaining 13 years. GUVNL is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA.

Azure

Our Azure project is located in the Dhama Village, Surendranagar District, of Gujarat, India. This 3.7 MW capacity project commenced commercial operations during the fourth quarter of 2011. This project utilizes fixed tilt technology. In order to comply with local regulations, we have a 74% ownership interest in this project, with our Sponsor indirectly holding the remaining 26% ownership interest.

The counterparty to the PPA is GUVNL. The PPA is scheduled to terminate 25 years from the commencement of commercial operations and provides for a flat tariff of INR 15.00/kWh (approximately $0.24/kWh) for the first 12 years of its term and INR 5.00/kWh ($0.08/kWh) for the remaining 13 years. GUVNL is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA.

ESP Urja

Our ESP Urja project is located in the Dhama Village, Surendranagar District, of Gujarat, India. This 3.7 MW capacity project commenced commercial operations during the fourth quarter of 2011. This project utilizes fixed tilt technology. In order to comply with local regulations, we have a 74% ownership interest in this project, with our Sponsor indirectly holding the remaining 26% ownership interest.

The counterparty to the PPA is GUVNL. The PPA is scheduled to terminate 25 years from COD and provides for a flat tariff of INR 15.00/kWh (approximately $0.24/kWh) for the first 12 years of its term and INR 5.00/kWh ($0.08/kWh) for the remaining 13 years. GUVNL is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA.

Bora Bora

Our Bora Bora project is located in the Borampally Village, Anantapur District of Andhra Pradesh, India. This 17.8 MW project is expected to commence operations in the second half of 2015. The project will consist of 12 wind turbines of 2.0 MW capacity each manufactured by Gamesa. Our project company has entered into a capacity allocation agreement with New and Renewable Energy Development Corporation of Andhra Pradesh Ltd., the government nodal agency for development of renewable projects in the state of Andhra Pradesh. The capacity allocation agreement entitles the project company to undertake the development of the project at the allocated site and enter into a PPA with the offtakers in accordance with the current state policy. As per the current state policy, the counterparty to the PPA will be the Andhra Pradesh Southern Power Distribution Company Limited, or “APSPDCL,” which is one of the main distribution companies in the state of Andhra Pradesh. APSPDCL has a credit rating of BB+ on its cash credit limits by Credit Rating Information Services of India Limited. The PPA will be signed within the next quarter at our discretion and is expected to provide a flat tariff of approximately $0.08/kWh for 25 years from the COD. Pursuant to an investment agreement, our Sponsor will transfer a 74% equity interest in the project to us at the commencement of commercial operations of this project, which we expect to occur in the second half of 2015. On the one-year anniversary of the COD, our Sponsor will transfer the remaining 26% interest to us.

Bhakrani

Our Bhakrani project is located in the Jaisalmer District, of Rajasthan, India. This 20.0 MW capacity project commenced commercial operations during the second quarter of 2014. This project utilizes Enercon E-53 wind turbines. Upon the completion of the FERSA Transaction, we will have a 100% ownership interest in this project.

The counterparty to the PPA is Jaipur Vidyut Vitran Nigam Limited, or “JVVNL,” which is one of the three utility companies that distribute power in the Indian state of Rajasthan. JVVNL, established in 2002 after a restructuring of the state’s electricity sector, serves 13 districts in Rajasthan. The PPA provides a fixed tariff of INR 5.46/kWh (approximately $0.09/kWh) and is scheduled to expire in 2039. O&M will be provided by a third-party provider, Enercon India Limited, for an interim period, after which affiliates of our Sponsor will assume O&M responsibilities.

Gadag

Our Gadag project is located in the Gadag District, of Karnataka, India. This 31.2 MW capacity project commenced commercial operations during the fourth quarter of 2008. This project utilizes Enercon E-53 wind turbines. Upon the completion of the FERSA Transaction, we will have a 100% ownership interest in this project.

The counterparty to the PPA is Hubli Electricity Supply Company Limited, or “HESCOM,” which is one of the four utility companies that distribute power in the Indian state of Karnataka. HESCOM, established in 2002 after a restructuring of the state’s electricity sector, serves seven districts in Karnataka. The PPA provides a fixed tariff that is renewable after its current term of 20 years for an additional ten years. The PPA provides a tariff of INR 3.40/kWh (approximately $0.05/kWh) for the first ten years and is determined by HESCOM thereafter. HESCOM is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA. O&M will be provided by a third-party provider, Enercon India Limited, for an interim period, after which affiliates of our Sponsor will assume O&M responsibilities.

Hanumanhatti

Our Hanumanhatti project is located in the Belgaum District, of Karnataka, India. This 50.4 MW capacity wind energy project commenced commercial operations in May 2011. This project utilizes Enercon E-53 wind turbines. Upon completion of the FERSA Transaction, we will have a 100% ownership interest in this project.

The counterparty to the PPA is Bangalore Electricity Supply Company Limited, or “BESCOM,” which is one of the four utility companies that distribute power in the Indian state of Karnataka. BESCOM, set up in 2002 after a restructuring of Karnataka’s electricity sector, serves eight districts in Karnataka. The PPA provides a fixed tariff that is renewable after its current term of 20 years for ten additional years. The PPA provides a tariff of INR 3.70/MWh (approximately $0.06/kWh) for the first ten years. Beginning in the eleventh year, the PPA will reflect the CPI-adjusted first year tariff rate and held fixed thereafter. BESCOM is contractually obligated to establish an irrevocable letter of credit to secure its payment obligations under the PPA. O&M will be provided by a third-party provider, Enercon India Limited, for an interim period, after which affiliates of our Sponsor will assume O&M responsibilities.

Our Honduras projects

Cerro de Hula

Our Cerro de Hula project is located near Santa Ana and San Buenaventura, Honduras. This 126.0 MW capacity wind project with 63 wind turbines commenced commercial operations in the fourth quarter of 2011. Upon completion of the GME Transaction and consent from the Honduras antitrust authority, we will have a 100% ownership interest in this project. We expect to receive such antitrust approval after the completion of this offering.

The PPA counterparty is the Empresa Nacional de Energia Electrica, a state-owned company. A MIGA insurance package providing 90% coverage is in place covering breach of contract, currency convertibility, war and civil disturbance and expropriation. The 25-year U.S. dollar-denominated PPA provides for a tariff with a base price of $106.00/MWh, increasing at a fixed rate of 1.5% per year. The PPA also provides for a capacity payment in the amount of $3.99 per kW per month during the next 15 years.

Choluteca

Our Choluteca project is located in Choluteca, Honduras. This 82.0 MW capacity PV project is expected to commence commercial operations in the third quarter of 2015. The project utilizes tracking technology. Upon completion of the GME Transaction and the project reaching COD, we will have 100% ownership interest in this project.

The PPA counterparty is Empresa Nacional de Energia Electrica. A MIGA insurance package providing 90% coverage is in place covering breach of contract, currency convertibility, war and civil disturbance and expropriation. The 20-year U.S. dollar-denominated PPA provides for a tariff with a base price of $154.00/MWh increased at a fixed rate of 1.5% per year. The PPA also provides for a capacity payment in the amount of $8.92 per kW per month during the next 15 years.

Our China projects

Dunhuang

Our Dunhuang project is located in Dunhuang City, Gansu Province, China. This 18.0 MW capacity project commenced commercial operations during the first quarter of 2013. This project utilizes fixed tilt technology, whereby the solar photovoltaic panels are directionally tilted and remain in the same position through the life of the project. We have a 100% ownership interest in this project. The counterparty to the PPA is Gansu Province Electric Power Company, a wholly owned subsidiary of State Grid Corporation, or “SGCC.” SGCC is the largest state-owned electric utility in China and has a credit rating of Aa3 (Moody’s) and A+ (Fitch). SGCC has a service area covering 26 provinces, autonomous regions and municipalities directly under the jurisdiction of the Chinese government, which is equal to 88% of the national territory.

The PPA provides for a fixed tariff. The tariff consists of two components: a base tariff and a green tariff. Those two components provide for a flat tariff of RMB 1.0/kWh (approximately $0.16/kWh), with the green tariff making up the difference between the base tariff and the RMB 1.0/kWh fixed tariff. The base tariff is calculated by the provincial power company on the basis of the prevailing cost of the desulfurized coal power supply in the province.

Hercules

Our Hercules project is located in Inner Mongolia, China. The 148.5 MW capacity project is located across three sites, with 49.5 MW of capacity at each site. The project sites commenced commercial operations between 2008 and 2011. This project utilizes Suzlon wind turbines. We have a 100% ownership interest in this project. The counterparty to the PPA is Inner Mongolia Power (Group) Co., Ltd, which is a state-owned grid company. The Inner Mongolia Power Group services the western Inner Mongolia provincial region.

The PPA is renewed annually and provides for a fixed tariff. The tariff consists of two components: a base tariff and a green tariff. Those two components provide for a flat tariff of RMB 0.552–0.558/kWh ($0.0832–$0.0893/kWh), depending on the applicable site. The green tariff makes up the difference between the base tariff and the fixed tariff. The base tariff is calculated by the provincial power company on the basis of the prevailing cost of the desulfurized coal power supply in the province.

Our Uruguay projects

El Naranjal

Our El Naranjal project is located in the Salto Department of Uruguay. We expect that this 57.4 MW capacity project will commence commercial operations during the second half of 2015. This solar project utilizes tracking technology. Pursuant to an investment agreement, our Sponsor will contribute to us a 100% interest in this project once it reaches COD.

The project has a U.S.-dollar denominated PPA with the National Administration of Power Plants and Electrical Transmissions, or the “UTE,” the state-owned power utility for Uruguay. The PPA expires in the fourth quarter of 2043. The PPA has a base price of $86.60/MWh (as of August 2012), subject to escalation at the U.S. Producer Price Index, and also provides an incentive for the project interconnecting prior to December 31, 2015.

Del Litoral

Our Del Litoral project is located in the Salto Department of Uruguay. We expect that this 17.4 MW capacity project will commence commercial operations during the second half of 2015. This solar project utilizes tracking technology. Pursuant to an investment agreement, our Sponsor will contribute to us a 100% interest in this project once it reaches COD.

The project has a U.S.-dollar denominated PPA with the UTE. The PPA expires during the fourth quarter of 2043. The PPA has a base price of $86.60/MWh (as of August 2012), subject to escalation at the U.S. Producer Price Index, and also provides an incentive for the project interconnecting prior to December 31, 2015.

Alto Cielo

Our Alto Cielo project is located in the Tomás Gomensoro locality, Artigas Department, Uruguay. We expect that this 26.4 MW capacity project will commence commercial operations during the second half of 2015. This solar project utilizes fixed tilt technology. The project is being developed and constructed by an affiliate of Solarpack, a third-party solar power developer. Upon completion of the Solarpack Transaction and the project reaching COD, we will have a 100% ownership interest in the project. O&M will be provided by an affiliate of Solarpack for 15 years.

The project has a U.S.-dollar denominated PPA with the UTE. The PPA expires in the fourth quarter of 2043. The PPA has a base price of $111.00/MWh (as of August 2012), and also provides an incentive for the project interconnecting prior to December 31, 2015. The PPA for this project has no base price escalation.

Our South Africa projects

Boshof

Our Boshof project is located in the town of Boshof in the Free State Province of South Africa, approximately 60 km northeast of Kimberley. This project utilizes tracking technology. The 33.6 MW capacity project commenced commercial operations during the fourth quarter of 2014. Upon contribution by our Sponsor, we will have a 51% ownership interest in this project, with our local partners, including Public Investment Corporation, holding the balance 49% ownership interest in this project. The project is part of the REIPPP program, under which a solar project is regulated as an independent power producer and is authorized to produce and sell electricity to Eskom, the country’s largest state-owned power utility, pursuant to a license issued by NERSA.

The counterparty to the PPA is Eskom, which is rated BB+ by S&P. The PPA is scheduled to terminate during the third quarter of 2034 and provides for a tariff of ZAR 2.63/kWh (approximately $0.23/kWh), 23% of which is inflation adjusted for the term of the PPA. The PPA also provides for price escalations after April 2011. The PPA also provides that Eskom will purchase all of the electricity generated by the project, with payments required at the contracted rate for energy deemed delivered if the grid is unavailable beyond a specified period.

Klipheuwel

Our Klipheuwel project is located in the town of Caledon in the Western Cape Province of South Africa. This project consists of nine wind turbines. This 17.6 MW capacity project commenced commercial operations during the second quarter of 2014. Upon completion of the BioTherm Transaction, we will have a 65% ownership interest in this project, with our local partners holding the remaining 35% ownership interest. The terms of the BioTherm Transaction provide that we are entitled to receive economic benefits from this project while we await the closing conditions of the transaction to be satisfied, including the receipt of an approval from the South African Department of Energy. The project is part of the REIPPP program.

The counterparty to the PPA is Eskom. The PPA is scheduled to terminate during the first quarter of 2034 and provides for a tariff of ZAR 1.23/kWh (approximately $0.12/kWh), 100% of which is inflation adjusted for the term of the PPA. The PPA also provides that Eskom will purchase all of the electricity generated by the project, with payments required at the contracted rate for energy deemed delivered if the grid is unavailable beyond a specified period. O&M will be provided by affiliates of the seller and a joint venture of third-party providers (Group Five Construction and Iberdrola Engineering & Construction ZA) for an interim period, after which affiliates of our Sponsor will assume the seller’s portion of O&M responsibilities.

Aries

Our Aries project is located in the town of Kernhardt in the Northern Cape Province of South Africa. This project utilizes fixed tilt technology. This 7.5 MW capacity project commenced commercial operations during the first quarter of 2014. Upon completion of the BioTherm Transaction, we will have a 70% ownership interest in this project with our local partners holding the remaining 30% ownership interest. The terms of the BioTherm Transaction provide that we are entitled to receive economic benefits from this project while we await the closing conditions of the transaction to be satisfied, including the receipt of an approval from the South African Department of Energy. The project is part of the REIPPP program.

The counterparty to the PPA is Eskom. The PPA is scheduled to terminate during the fourth quarter of 2033 and provides for a tariff of ZAR 2.76/kWh (approximately $0.27/kWh), 100% of which is inflation adjusted for the term of the PPA. The PPA also provides that Eskom will purchase all of the electricity generated by the project, with payments required at the contracted rate for energy deemed delivered if the grid is unavailable beyond a specified period. O&M will be provided by affiliates of the seller and a third party provider (Juwi Solar ZA) for an interim period, after which affiliates of our Sponsor will assume O&M responsibilities.

Konkoonsies

Our Konkoonsies project is located in the town of Pofadder in the Northern Cape Province of South Africa. This project utilizes fixed tilt technology. This 7.5 MW capacity project commenced commercial operations during the first quarter of 2014. Upon completion of the BioTherm Transaction, we will have a 70% ownership interest in this project with our local partners holding the remaining 30% ownership interest. The terms of the BioTherm Transaction provide that we are entitled to receive economic benefits from this project while we await the closing conditions of the transaction to be satisfied, including the receipt of an approval from the South African Department of Energy. The project is part of the REIPPP program.

The counterparty to the PPA is Eskom. The PPA is scheduled to terminate during the fourth quarter of 2033 and provides for a tariff of ZAR 2.76/kWh (approximately $0.27/kWh), 100% of which is inflation adjusted for the term of the PPA. The PPA also provides that Eskom will purchase all of the electricity generated by the project, with payments required at the contracted rate for energy deemed delivered if the grid is unavailable beyond a specified period. O&M will be provided by affiliates of the seller and a third party provider (Juwi Solar ZA) for an interim period, after which affiliates of our Sponsor will assume O&M responsibilities.

Witkop

Our Witkop project is located in the Polokwane municipality in the Limpopo Province of South Africa. The 16.8 MW capacity project commenced commercial operations during the third quarter of 2014. This project utilizes tracking technology. Upon completion of the Chint-Soutpan/Witkop Transaction and the concurrent transfer to us of our Sponsor’s 9.7% effective ownership interest, we will have a 51% interest in this project with our local partners, including Public Investment Corporation, holding the remaining 49% interest. The project is part of the REIPPP program.

The counterparty to the PPA is Eskom. The PPA is scheduled to terminate during the fourth quarter of 2033 and provides for a tariff of ZAR 2.60/kWh (approximately $0.22/kWh), all of which is inflation adjusted for the term of the PPA. The PPA provides for price escalations after April 2011. The PPA also provides that Eskom will purchase all of the electricity generated by the project, with payments required at the contracted rate if the grid is unavailable beyond a specified period.

Soutpan

Our Soutpan project is located in the Blouberg municipality in the Limpopo Province of northern South Africa, bordering Zimbabwe and Botswana. This 15.8 MW capacity project commenced commercial operations during the third quarter of 2014. This project utilizes tracking technology. Upon completion of the Chint-Soutpan/Witkop Transaction and the concurrent transfer to us of our Sponsor’s 9.7% effective ownership interest, we will have a 51% ownership interest in this project with our local partners, including Public Investment Corporation, holding the remaining 49% interest. The project is part of the REIPPP program.

The counterparty to the PPA is Eskom. The PPA is scheduled to terminate during the third quarter of 2033 and provides for a tariff of ZAR 2.76/kWh (approximately $0.27/kWh), all of which is inflation adjusted for the term of the PPA. The PPA provides for price escalations after April 2011. The PPA also provides that Eskom will purchase all of the electricity generated by the project, with payments required at the contracted rate for energy deemed delivered if the grid is unavailable beyond a specified period.

Our Costa Rica projects

PESRL

Our PESRL project is located in Guanacaste, Costa Rica. This 24.0 MW capacity wind project with 58 wind turbines commenced commercial operations in the fourth quarter of 1996, becoming the first wind park in Latin America. Upon completion of the GME Transaction, we will have a 100% ownership interest in this project.

The PPA counterparty is the Costa Rican Electricity Institute, or “ICE,” a state-owned company, with a credit rating of Ba1 (Moody’s) and BB+ (Fitch). The U.S. dollar-denominated PPA, which expires in 2020, provides for a current tariff of $102.00/MWh during the high season and $40.80/MWh during the low season.

Orosi

Our Orosi project is located in Guanacaste, Costa Rica. This 50.0 MW capacity wind project with 25 wind turbines is expected to commence commercial operations in the third quarter of 2015. Upon completion of the GME Transaction and the project reaching COD, we will have a 100% ownership interest in this project.

The U.S. dollar-denominated PPA counterparty is ICE. The PPA duration will be 20 years, after which the project will be transferred to ICE. The PPA provides for a base tariff of $121.50/MWh, of which 20% is adjusted for U.S. PPI and adjusted by seasonality (100% from January to May and 40% from June to December).

Our Peru projects

LAP portfolio

The LAP portfolio consists of six operating hydro-electric generating projects located in the Ancash and Junĺn regions of Peru. The projects achieved commercial operations between the first quarter of 2009 and the fourth quarter of 2014. The projects utilize a run-of-river water flow and Pelton and Francis turbine technologies. The LAP portfolio also includes a 48 kilometer, 220 KV transmission line used to evacuate power from one of its projects to the wholesale transmission system. The projects were jointly developed by Latin America Power Perú, S.A.C., a subsidiary of Latin America Power, and GCZ Energĺa, S.A.C. O&M at each project is provided by GCZ Servicios, S.A.C. under existing contracts that expire on the five-year anniversary of the commencement of commercial operations for each project. Upon the completion of the LAP Transaction, our Sponsor will have a 100% ownership in the LAP portfolio. Concurrently with closing of the LAP Transaction, our Sponsor, certain of its affiliates, LAP Holdings, B.V. and Global will enter into a distributions payment agreement pursuant to which we will receive cash distributions from the projects in the LAP portfolio. We will receive cash distributions for such projects from the closing of the LAP Transaction until the projects have been transferred to us, which will occur upon receipt of the lender consent.

RER Contracts

Each of the projects in the LAP portfolio has a U.S.-dollar denominated Renewable Energy Resources (“RER”) contract with the Ministry of Energy and Mines (“MINEM”). MINEM’s obligations are supported by the Government of Peru, which is rated BBB+/A3 by S&P. Each of the PPAs is for 20 years, with pricing (effective May 2015 to April 2016) ranging from $55.60 to $61.00/MWh. RER pricing is escalated at US PPI, but the adjustment is only made if and when the PPI index has changed +/- 5% as compared to the last time the PPA price was adjusted.

The RER regime compensates generators by providing them a take-or-pay, fixed-price contract for energy and associated capacity. Generators sell their power into the spot market and then collect a premium over the prevailing market price, up to their fixed contract price. On a quarterly basis, an independent system operator reconciles the actual monies collected by RER generators as opposed to their guaranteed contract income. Any difference between the generators and the MINEM is subsequently recovered over the following quarter. If a project delivers less than the amount committed to under the PPA, it will be assessed a penalty for that planning year through a proportional reduction in the premium payment.

Our Nicaragua project

Eolo

Our Eolo project is located in Rivas, Nicaragua. This 44.0 MW capacity wind project with 22 wind turbines commenced commercial operations in the fourth quarter of 2012. Upon completion of the GME Transaction, we will have a 100% ownership interest in this project.

The PPA counterparties are Distribuidora de Electricidad del Norte, S.A., and Distribuidora de Electricidad del Sur, S.A., two privately held distribution concessionaires. A MIGA insurance package providing 90% coverage is in place covering currency convertibility, war and civil disturbance and expropriation. The U.S. dollar-denominated PPA duration is 20 years and provides for a tariff with a base price of $105.00/MWh, increasing at 3% annually until year 11, 1% in years 12 and 13, 0.5% in years 14 and 15, and rebased to $159.90/MWh in year 16 and onwards.

Our Thailand projects

PP Solar

Our PP Solar project is comprised of three sites located in Amphur Kranuan, Khonkaen Province in Thailand. The project has an aggregate capacity of 3.6 MW. The first two phases commenced commercial operations during the first quarter of 2014, and the third phase commenced commercial operations during the first quarter of 2015. This project is governed by terms stipulated in the Regulations for the Purchase for Power from Very Small Power Producers and the Regulations for Synchronization of Generators with respect to projects producing output less than 10.0 MW. This project has three PPAs, all with the Provincial Electricity Authority, or “PEA,” a government enterprise in the utility sector with the primary responsibilities of generation, procurement, distribution and sale of electricity to public, business and industrial sectors across 74 provinces.

Each of the PPAs is scheduled to terminate during December 2018 and will automatically be extended for another five years on a continual basis until the contract is terminated. PEA may terminate each PPA only if we are in breach of the agreement. We may, however, terminate each PPA unilaterally. Our PP Solar PPAs are supported by a tariff at the Bulk Supply Tariff Rate and a price “adder.” The Bulk Supply Tariff Rate is the rate charged by the Electricity Generating Authority of Thailand, or “EGAT,” to the PEA to deliver power to the EGAT system. The EGAT may determine and change the Bulk Supply Tariff Rate quarterly pursuant to regulations governing the EGAT. The “adder” is determined every four months by the Energy Minister and which currently provides an additional 8.00 THB/kWh in payment for ten years.

WXA

Our WXA projects are comprised of three sites located in Pichit province in Thailand. Each of the projects have a capacity of 6.0 MW, with an aggregate capacity of 17.9 MW. Each of the projects is currently under construction and is expected to achieve commercial operations during the second half of 2015. Pursuant to an investment agreement, our Sponsor will contribute to us a 100% interest in this project once it reaches COD. These projects utilize single-axis tracking technology. The projects are governed by terms stipulated in the Regulations for the Purchase for Power from Very Small Power Producers and the Regulations for Synchronization of Generators with respect to projects producing output less than 10.0 MW. Each of the three projects has a separate PPA with the PEA, a government enterprise in the utility sector with the primary responsibilities of generation, procurement, distribution and sale of electricity to public, business and industrial sectors across 74 provinces. Each of the PPAs is scheduled to terminate in the fourth quarter of 2040 and provides for a fixed tariff of 5.66 THB/kWh (approximately $0.17/kWh) up to a maximum capacity factor of 16%. If the project generates above 16% capacity factor, it is eligible to be paid at the prevailing merchant rate.

NPS Star

Our NPS Star projects are comprised of three sites located in Pichit, Supanburi and Lopburi provinces in Thailand. Each of the projects have a capacity of 6.0 MW, with an aggregate capacity of 17.9 MW. Each of the projects is currently under construction and is expected to achieve commercial operations during the second half of 2015. Pursuant to an investment agreement, our Sponsor will contribute to us a 100% interest in this project once it reaches COD. These projects utilize single-axis tracking technology. The projects are governed by terms stipulated in the Regulations for the Purchase for Power from Very Small Power Producers and the Regulations for Synchronization of Generators with respect to projects producing output less than 10.0 MW. Each of the three projects has a separate PPA with the PEA. Each of the PPAs is scheduled to terminate in the fourth quarter of 2040 and provides for a fixed tariff of 5.66 THB/kWh (approximately $0.17/kWh) up to a maximum capacity factor of 16%. If the project generates above 16% capacity factor, it is eligible to be paid at the prevailing merchant rate.

Our Malaysia projects

Silverstar Pavilion

Our Silverstar Pavilion project is located in Sepang, Malaysia at the Kuala Lumpur International Airport. This 5.1 MW capacity project commenced commercial operations during the fourth quarter of 2013. This product utilizes fixed tilt technology. To comply with local ownership laws, the project’s common equity is held 52% by the local partner and 48% by us. Our economic interest in the project is 51% with the remaining 49% held by the local partner. Provisions of the corporate governance documents provide us with sufficient influence with respect to significant corporate and other operating matters.

The counterparty to the PPA is Malaysia Airports (Sebang) Sdn. Bhd., or “MASSB,” which is a wholly owned subsidiary of Malaysia Airports Holdings Berhad, or “MAHB.” MAHB owns five international and 16 domestic airports and is controlled by the Malaysian government. MAHB’s stock is listed on the main market of Bursa Malaysia and is rated A3 from Moody’s and its senior debt program is rated AAA from RAM (Ratings Malaysia).

The PPA is scheduled to terminate during the fourth quarter of 2034 and provides for a flat tariff of MYR 1.37/kWh (approximately $0.39/kWh) with the payment of penalties in case of any failure to purchase power by the counterparty. The PPA for Silverstar Pavilion provides for adjustments to the feed-in tariff rate on the total solar energy generated in a year if SEDA determines that the project has achieved cost parity, as described below.

Fortune 11

Our Fortune 11 project is located in Sepang, Malaysia at the Kuala Lumpur International Airport. This 4.8 MW capacity project commenced commercial operations during the fourth quarter of 2013. This project utilizes tracking technology. To comply with local ownership laws, the project’s common equity is held 52% by the local partner and 48% by us. We also own redeemable preference shares and shareholder loans such that we have 95% of the economic interest in the project with the local partner having the remaining 5% economic interest. In addition, provisions of the corporate governance documents provide us with sufficient influence with respect to significant corporate and other operating matters.

The counterparty to the PPA is Tenaga Nasional Berhad, or “TNB,” which is Malaysia’s largest utility company and is majority-owned by the Malaysian government. TNB has a credit rating of BBB+ from S&P, Baa1 from Moody’s and AAA from RAM (Ratings Malaysia) for long-term foreign and local debt.

The PPA is scheduled to terminate during the fourth quarter of 2034 and provides for a flat tariff of MYR 0.90/kWh (approximately $0.26/kWh) with a payment of penalties in case of any failure to purchase power by the counterparty. The PPA for Fortune 11 provides for adjustments to the feed-in tariff rate on the total solar energy generated in a year if SEDA determines that the project has achieved “cost parity,” as described below.

Corporate Season

Our Corporate Season project is located at the satellite terminal of the Kuala Lumpur International Airport in Sepang, Malaysia. This 2.5 MW capacity project commenced commercial operations during December 2013. This project utilizes fixed tilt rooftop installation technology. To comply with local ownership laws, the project’s common equity is held 52% by the local partner and 48% by us. We also own redeemable preference shares and shareholder loans such that we have 62% of the economic interest in the project with the local partner having the remaining 38% economic interest. In addition, provisions of the corporate governance documents provide us with sufficient influence with respect to significant corporate and other operating matters.

The counterparty to the PPA is MASSB. The PPA is scheduled to terminate during December 2034 and provides for a flat tariff of MYR 1.14/kWh (approximately $0.33/kWh) with the payment of penalties in case of any failure to purchase power by the counterparty. The PPA for Corporate Season provides for adjustments to the feed-in tariff rate on the total solar energy generated in a year if SEDA determines that the project has achieved cost parity, as described below.

Malaysia contract terms

Each of our three Malaysian projects, Fortune 11, Silverstar Pavilion and Corporate Season, have similar corporate governance structures and arrangements with their offtake purchasers as described below.

Corporate governance. With respect to each of our three Malaysian projects, our arrangements provide us with the right to nominate and appoint a majority of the members of the respective boards of directors (except for Fortune 11 in which we can nominate and appoint all directors), each of which has control over its respective project and most matters relating to its management and operations.

Feed-in tariff adjustments. The PPAs for our Malaysian projects provide for adjustments to the feed-in tariff rate on the total solar energy generated in a year if SEDA determines that the project has achieved “cost parity.” For these purposes, cost parity will occur when the feed-in tariff rate is equal to or less than the displaced costs (i.e., the average cost of generating and supplying 1 kWh from resources other than the renewable resources through the supply line up to the point of interconnection with the renewable energy installation). Once the applicable project is determined to have achieved cost parity, instead of being paid the feed-in tariff rate, the offtake counterparty will pay us a tariff based on the prevailing displaced cost for the remaining duration of the PPA. In addition, if the total solar energy generated in a year exceeds the planned amount for that year, the rate paid for the excess energy may be a price lower than the initial feed-in tariff rate.

Call Right and ROFO Projects

We have call rights to acquire projects from our Sponsor and third parties. We also have ROFO rights with our Sponsor.

Support Agreement

The Support Agreement establishes: (i) a minimum commitment from our Sponsor to provide us with $1.4 billion of FTM CAFD, which will be satisfied either through (x) the option to acquire the identified Call Right Projects, which currently represent an aggregate capacity of approximately 4,296.4 MW, or (y) the option to acquire additional projects from our Sponsor’s development pipeline that will in the future be designated as Call Right Projects; and (ii) a right of first offer on the SunEdison ROFO Projects.

We will have the right to acquire Call Right Projects set forth in the table below at prices to be determined by good faith negotiation between us and our Sponsor. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we have the right (but not the obligation) to acquire such Call Right Project. Until the price for a Call Right Project is mutually agreed to by us and our Sponsor, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, we will have the right to match any price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. After the price for a Call Right Asset has been agreed and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Asset to any third party without our consent. The Support Agreement will further provide that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD. We cannot assure you that we will be offered these Call Right Projects on terms that are favorable to us. See “Certain relationships and related party transactions—Project Support Agreement” for additional information.

Third-Party Call Right Agreements

We have recently executed call right agreements with seven third-party developers, pursuant to which we have the right to acquire, at our election, a total of 43 solar, wind and hydro-electric projects located in China with an aggregate capacity of 1,559.7 MW. Thirteen of these projects, with an aggregate capacity of 371.7 MW, have already achieved commercial operation. The remaining projects are at various stages of development or construction, but all have received the approval required for development projects in China. Those Third-Party Call Right Projects which are not yet operational are all expected to achieve commercial operation prior to the end of 2017.

The call rights may be exercised by us during the period specified in the respective call right agreement. For projects in development or under construction, this is generally a period of three months following the COD of the relevant Third Party Call Right Project. For projects which are already in commercial operation, the relevant period expires between two and three months following the date of execution of the respective call right agreement. During that period, the developer cannot sell or otherwise dispose of its direct or indirect interests in the Third-Party Call Right Projects. If we do not exercise our call rights, those rights will automatically expire at the end of the specified period (unless an extension is agreed upon with the developer). Following the exercise of a call right, we will work together with the developer in good faith to complete due diligence and to finalize documentation. The purchase price is either a fixed amount specified in the relevant agreement, or a price calculated by reference to an agreed financial model. If the parties are in dispute regarding the purchase price, the matter will be resolved by an independent expert. Following execution of transaction documentation, the acquisition will be completed in accordance with the agreed terms and conditions.

Renova Agreement

We have entered into an option agreement for development assets with Renova. Under the terms of the agreement, Renova has granted us an option to acquire certain current and future renewable energy projects it owns that have a PPA term of at least ten years that are (i) in development, (ii) under construction or (iii) have achieved COD. The exercise price is based on a proposed financial model, and we and Renova have agreed to negotiate and cooperate in good faith to determine the exercise price. If the option is exercised, we will enter into an agreement to purchase the applicable project and the consideration for the project would be paid in shares of our Class A common stock. Upon termination of the option and continuing for three years, in the case of a project which Renova owns a majority interest in, or two years, in the case of a project which Renova owns a minority interest in, we will have a right of first refusal to acquire any project previously subject to the option. The consideration to be paid in connection with the exercise of the right of first refusal would be shares of our Class A common stock.

Upon completion of the Renova Transaction, Renova will be entitled to appoint one member to our board of directors, and such right will continue so long as Renova holds at least 40% of the Class A common stock it receives in connection with the closing of the transaction.

The following table provides an overview of the currently identified Sponsor Call Right Projects and Third-Party Call Right Projects:

Project Name	Operating Status	Net(1) Capacity (MW)	% of Total MW	Sponsor Ownership Interest (%)	Commercial Operation Date

Sponsor Call Rights
Brazil Projects
Wind
Brazil Project 1(2)	Operating	218.0	3.7%	100.0	Q2 15
Brazil Project 2(2)	Operating	168.0	2.9	100.0	Q4 14
Brazil Project 3(2)	Development	800.0	13.7	100.0	Q1 17
Brazil Project 4(2)	Development	356.0	6.1	100.0	Q1 19
Brazil Project 5(2)	Development	338.0	5.8	50.0	Q3 18
Brazil Project 6(2)	Development	203.0	3.5	100.0	Q3 16
Brazil Project 7(2)	Development	201.0	3.4	100.0	Q3 15
Brazil Project 8(2)	Development	159.0	2.7	100.0	Q3 15
Brazil Project 9(2)	Development	108.0	1.8	100.0	Q1 19
Brazil Project 10(2)	Development	44.0	0.8	100.0	Q4 17
Brazil Project 11(2)	Development	19.0	0.3	100.0	Q1 16

Subtotal		2,614.0	44.6%
Solar
Brazil Project 12(2)	Development	45.0	0.8	50.0	Q4 17

Total Brazil Projects		2,659.0	45.4%

Total Brazil Operating Projects		386.0	6.6%
Total Brazil Development Projects		2,273.0	38.8%
India Projects
Wind
India Project 1(2)	Operating	199.7	3.4%	100.0	Q4 14
India Project 2(2)	Operating	18.0	0.3	100.0	Q3 12
India Project 3(2)	Operating	16.5	0.3	100.0	Q4 07
India Project 4(2)	Operating	8.3	0.1	100.0	Q3 07
India Project 5	Development	170.0	2.9	100.0	Q4 15

Subtotal		412.5	7.0%
Solar
India Project 6(2)	Operating	1.0	0.0	100.0	Q1 15
India Project 7(2)	Development	198.0	3.4	100.0	Q3 17
India Project 8(2)	Development	60.0	1.0	100.0	Q4 15
India Project 9(2)	Development	60.0	1.0	100.0	Q1 16
India Project 10(2)	Development	36.0	0.6	100.0	Q4 15
India Project 11(2)	Development	36.0	0.6	100.0	Q4 15
India Project 12(2)	Development	30.0	0.5	100.0	Q1 16
India Project 13(2)	Development	30.0	0.5	100.0	Q1 16
India Project 14(2)	Development	30.0	0.5	100.0	Q1 16
India Project 15(2)	Development	30.0	0.5	100.0	Q1 16
India Project 16(2)	Development	30.0	0.5	100.0	Q1 16
India Project 17(2)	Development	18.0	0.3	100.0	Q4 15
India Project 18(2)	Development	18.0	0.3	100.0	Q4 15
India Project 19(2)	Development	12.6	0.2	100.0	Q1 16
India Project 20(2)	Development	11.0	0.2	100.0	Q3 15
India Project 21(2)	Development	7.0	0.1	100.0	Q3 15
India Project 22	Development	6.0	0.1	100.0	Q3 15
India Project 23(2)	Development	5.0	0.1	100.0	Q3 15
India Project 24	Development	5.0	0.1	100.0	Q4 15
India Project 25(2)	Development	1.5	0.0	100.0	Q3 15
India Project 26(2)	Development	1.2	0.0	100.0	Q3 15

Subtotal		626.3	10.7%

Total India Projects		1,038.8	17.7%

Total India Operating Projects		243.5	4.2%
Total India Development Projects		795.3	17.7%

Project Name	Operating Status	Net(1) Capacity (MW)	% of Total MW	Sponsor Ownership Interest (%)	Commercial Operation Date
South Africa Projects
Solar
South Africa Project 1(3)	Development	51.8	0.9%	60.0	Q2 17
South Africa Project 2(3)	Development	51.8	0.9	60.0	Q4 17
South Africa Project 3(3)	Development	51.8	0.9	60.0	Q2 18
South Africa Project 4(3)	Development	46.9	0.8	60.0	Q4 18
South Africa Project 5(3)	Development	37.4	0.6	60.0	Q4 17
South Africa Project 6(3)	Development	34.5	0.6	60.0	Q4 17

Total South Africa Projects		274.0	4.7%
Thailand Projects
Solar
Thailand Project 1	Development	41.0	0.7%	100.0	Q1 16
Thailand Project 2	Development	6.0	0.1	100.0	Q4 16
Thailand Project 3	Development	6.0	0.1	100.0	Q4 16
Thailand Project 4	Development	6.0	0.1	100.0	Q4 16
Thailand Project 5	Development	6.0	0.1	100.0	Q4 16
Thailand Project 6	Development	6.0	0.1	100.0	Q4 16
Thailand Project 7	Development	6.0	0.1	100.0	Q4 16
Thailand Project 8	Development	6.0	0.1	100.0	Q4 16
Thailand Project 9	Development	6.0	0.1	100.0	Q4 16
Thailand Project 10	Development	6.0	0.1	100.0	Q4 16
Thailand Project 11	Development	6.0	0.1	100.0	Q4 16
Thailand Project 12	Development	6.0	0.1	100.0	Q4 16
Thailand Project 13	Development	6.0	0.1	100.0	Q4 16
Thailand Project 14	Development	6.0	0.1	100.0	Q4 16
Thailand Project 15	Development	6.0	0.1	100.0	Q4 16
Thailand Project 16	Development	6.0	0.1	100.0	Q4 16
Thailand Project 17	Development	6.0	0.1	100.0	Q4 16
Thailand Project 18	Development	6.0	0.1	100.0	Q4 16
Thailand Project 19	Development	6.0	0.1	100.0	Q4 16

Total Thailand Projects		148.9	2.5%
Latin America (excluding Brazil) Projects
Wind
Latin America Project 1	Development	80.0	1.4%	100.0	Q3 16
China Projects
Solar
China Project 1(2)	Development	50.0	0.9%	100.0	Q2 16
China Project 2(2)	Development	18.0	0.3	60.0	Q4 16

Total China Projects		68.0	1.2%
Philippines Projects
Solar
Philippines Project 1	Development	22.5	0.4%	50.0	Q4 15
Malaysia Projects
Solar
Malaysia Project 1(2)	Operating	2.5	0.0%	100.0	Q2 14
Malaysia Project 2(2)	Operating	1.0	0.0	100.0	Q3 14
Malaysia Project 3(2)	Operating	1.0	0.0	100.0	Q3 14
Malaysia Project 4(2)	Operating	0.4	0.0	100.0	Q1 14
Malaysia Project 5(2)	Operating	0.4	0.0	100.0	Q1 14

Total Malaysia Projects		5.3	0.1%

Total Sponsor Call Rights Projects		4,296.4	73.4%

Project Name	Operating Status	Net(1) Capacity (MW)	% of Total MW	Sponsor Ownership Interest (%)	Commercial Operation Date

Third-Party Call Rights
China Projects
Wind
China Project 3(2)	Operating	49.5	0.8%	100.0	Q3 13
China Project 4(2)	Operating	49.5	0.8	100.0	Q3 14
China Project 5(2)	Operating	48.0	0.8	97.0	Q3 13
China Project 6(2)	Operating	30.0	0.5	100.0	Q3 14
China Project 7(2)	Operating	24.3	0.4	49.0	Q1 11
China Project 8(2)	Operating	24.3	0.4	49.0	Q3 11
China Project 9(2)	Operating	24.3	0.4	49.0	Q2 11
China Project 10(2)	Operating	10.2	0.2	49.0	Q2 13
China Project 11(4)	Development	148.5	2.5	51.0	Q4 17
China Project 12(4)	Development	50.0	0.9	100.0	Q2 17
China Project 13(4)	Development	50.0	0.8	100.0	Q1 17
China Project 14(4)	Development	49.5	0.8	100.0	Q3 15
China Project 15(4)	Development	49.5	0.8	100.0	Q3 15
China Project 16(4)	Development	49.5	0.8	100.0	Q3 15
China Project 17(4)	Development	49.5	0.8	100.0	Q4 17
China Project 18(4)	Development	49.5	0.8	100.0	Q4 17
China Project 19(4)	Development	49.5	0.8	100.0	Q4 17
China Project 20(4)	Development	49.5	0.8	100.0	Q4 17
China Project 21(4)	Development	49.5	0.8	100.0	Q1 17
China Project 22(4)	Development	48.0	0.8	100.0	Q3 16
China Project 23(4)	Development	25.5	0.4	51.0	Q2 16
China Project 24(4)	Development	14.0	0.2	100.0	Q4 15
China Project 25(4)	Development	13.0	0.2	31.0	Q4 15

Subtotal		1,005.0	17.2%
Solar
China Project 26(4)	Development	50.0	0.9	100.0	Q4 15
China Project 27(4)	Development	50.0	0.9	100.0	Q4 15
China Project 28(4)	Development	40.0	0.7	100.0	Q2 16
China Project 29(4)	Development	40.0	0.7	100.0	Q4 15
China Project 30(4)	Development	30.0	0.5	100.0	Q4 15
China Project 31(4)	Development	30.0	0.5	100.0	Q4 15
China Project 32(4)	Development	30.0	0.5	100.0	Q4 15
China Project 33(4)	Development	30.0	0.5	100.0	Q4 15
China Project 34(4)	Development	20.0	0.3	100.0	Q4 15
China Project 35(4)	Development	20.0	0.3	100.0	Q2 16
China Project 36(4)	Development	20.0	0.3	100.0	Q2 16
China Project 37(4)	Development	20.0	0.3	100.0	Q4 15
China Project 38(4)	Development	20.0	0.3	100.0	Q4 15

Subtotal		400.0	6.8%
Hydro
China Project 39(2)(5)	Operating	43.2	0.7	72.0	Q3 07
China Project 40(2)(5)	Operating	38.4	0.7	80.0	Q2 01
China Project 41(2)(5)	Operating	13.0	0.2	51.0	Q3 98
China Project 42(2)(5)	Operating	10.5	0.2	70.0	Q4 02
China Project 43(2)	Operating	6.6	0.1	100.0	Q2 10
China Project 44(4)	Development	25.0	0.4	100.0	Q4 15
China Project 45(4)	Development	18.0	0.3	100.0	Q4 15

Subtotal		154.7	2.6%

Total Third-Party Call Rights Projects		1,559.7	26.6%

Total Third-Party Operating Projects		371.7	6.3%
Total Third-Party Development Projects		1,188.0	20.3%

Total Call Rights Projects		5,856.1	100%

(1)	Net capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our expected percentage of economic ownership of such facility, taking into account any redeemable preference shares and shareholder loans that we expect to own. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.
(2)	Project under executed PPA.
(3)	Project has been awarded Preferred Bidder Status by the South African Department of Energy under the South African Department of Energy’s REIPPP. PPA will be executed when we enter into construction financing, which date will be established by the South African Department of Energy.
(4)	Project has received the approval of the relevant Development and Reform Commission, or “DRC,” in China, which is our threshold approval for classifying development projects as Third-Party Call Right Projects in China. With DRC approval in place, the obtaining of land use rights and connection agreements is relatively low-risk provided due process is followed.
(5)	Project will take the form of an asset sale by a Chinese State Owned Enterprise, or “SOE.” Sales of assets by SOEs are strictly regulated, including the requirement for a valuation and public bidding process. If there is a prior agreement with an identified purchaser, as is the case on this project with Global, however, it is rare in practice for third parties to participate in the public bidding process and/or be successful if they do participate.

The following charts provide an overview of our currently identified Call Right Projects and Third-Party Call Right Projects by geography and technology:

For a detailed description of the terms of the Support Agreement, see “Certain relationships and related party transactions—Project Support Agreement.”

Competition

Power generation is a capital-intensive business with numerous industry participants. We compete to acquire new projects with a large and diverse group of developers who retain power plant ownership, independent power producers, financial investors and certain utilities. These competitors range in terms of size, geographic focus, financial resources and operating capabilities. We also compete to supply energy to our potential customers with a limited number of utilities and other providers of distributed generation. Based on the strong asset development pipeline and acquisition track record of our Sponsor, we believe that we compete favorably with our competitors based on the following factors in the regions in which we operate. We compete with other developers, independent power producers and financial investors based on our relationship with our Sponsor and our development expertise, pipeline, global footprint and brand reputation. To the extent we re-contract projects upon termination of a PPA, we compete with traditional utilities primarily based on cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

Competitive conditions within our respective markets may be substantially affected by changes in government incentives and other programs designed to facilitate the development of renewable energy.

Environmental matters

We will be subject to environmental laws and regulations in the jurisdictions in which we own and operate our property. These laws and regulations may require that governmental permits and approvals be obtained for renewable energy projects before construction, during or upon cessation of operations or prior to transfer of ownership or control. While we incur costs in the ordinary course of business to comply with these laws, regulations and permit requirements, we do not expect that the costs of compliance will have a material impact on our business, financial condition or results of operations. We also do not anticipate material capital expenditures for environmental controls for our projects in the next several years. These laws and regulations frequently change and often become more stringent, or subject to more stringent interpretation or enforcement, and therefore future changes could require us to incur materially higher costs.

Employees

Pursuant to the Management Services Agreement, our Sponsor has committed to provide us with a team of experienced professionals to serve as our executive officers and other key officers. We expect that certain of these professionals will provide such services to us on a dedicated basis. We do not have any employees. The personnel that carry out these activities are employees of our Sponsor, and their services are provided to us or for our benefit under the Management Services Agreement. For a discussion of the individuals from our Sponsor’s management team that are expected to be involved in our business, see “Management” and “Executive officer compensation.”

Properties

See “—Our portfolio” for a description of our principal properties.

Regulatory matters

Overview

None of the projects included in our initial portfolio or the call right projects is located in the United States. As a result, all of these projects are generally exempt from U.S.-based federal and state regulation of electric utilities, including most provisions of the U.S. Public Utility Holding Company Act and the Federal Power Act. Our solar, wind and hydro-electric projects are subject to various laws and regulations in the countries in which they operate. Set forth below is a brief overview of the principal laws and regulations that are applicable to the projects included in our initial portfolio.

China

Solar and wind energy policies in China are formulated and carried out by various government entities and agencies and also are integrated into the country’s broader regulatory framework for electricity generation and transmission. Additionally, in the case of foreign owners of solar and wind energy assets, the government entities involved in regulating foreign investment in China will also play a key oversight role in certain instances.

The National Energy Administration, or “NEA,” a government entity under the regulation and supervision of the National Development and Reform Commission, or “NDRC,” formulates solar and wind energy policies. The implementation and enforcement of these policies is overseen by provincial, regional and municipal offices of the NDRC and NEA. These local offices are responsible for, among other things, issuing electricity business licenses, overseeing the construction of solar and wind energy projects within their jurisdictions and (subject to variation in practice among different types of projects and different localities) approving changes of ownership of solar or wind energy projects. For instance, pursuant to new guidance issued by the NDRC in October 2014, a solar project which has been filed with the local NEA counterpart cannot be transferred before the solar project begins production without the consent of the applicable NEA counterpart. Any material change made to a solar project, including the change of construction site and construction content, must be submitted to the local counterpart of the NEA for re-filing.

Solar and wind energy projects are also subject to standards and regulations affecting the electricity industry in general, as set out in legislation or otherwise formulated by the NEA, as well as the standards and business practices of China’s state-owned grid companies, State Grid Corporation and the smaller China Southern Power Grid Corporation. The grid companies, through their provincial subsidiaries, play a de facto regulatory role by issuing approvals for the interconnection with the power grids and executing interconnection and dispatch agreements as well as PPAs with the energy project companies. Power purchase agreements with the grid companies are usually short term in duration, typically one year subject to annual extensions. Under China’s Renewable Energy Law, the grid companies are obligated to accept all energy produced by duly licensed and operating solar and wind energy projects. In practice, however, solar and wind energy projects have been subject to curtailment by grid companies due to transmission capacity and other infrastructure constraints.

Solar and wind energy projects owned in whole or in part by foreign entities are also subject to the general foreign investment regulatory regime administered by the Ministry of Commerce, or “MOFCOM,” and State Administration of Foreign Exchange. Foreign investment in the solar and wind power industry is currently listed by MOFCOM as an “encouraged” activity, which means new solar or wind energy projects may be developed by a wholly foreign owned enterprise on the same basis as they may be developed by a domestic enterprise. However, if a foreign investor seeks to acquire a solar or wind project (whether operating or under construction), it must obtain the approval of either the national office of MOFCOM or its regional offices (depending on the total monetary value of the project and structure of the acquisition).

Under current Chinese law, acquisition of a solar or wind energy project by a foreign party does not in itself require approval from State Administration of Foreign Exchange, but any foreign loans issued by a foreign party (including shareholder loans) must be registered with SAFE before they may be disbursed.

Brazil

The National Electric Energy Agency, or the “ANEEL,” and the Energy Research Company are the predominant regulatory bodies governing electric energy distribution in Brazil. These governmental agencies are responsible for enacting rules and regulations related to, among others, granting licenses to enter the electricity generation market, setting tariff rates, regulating the auction process used to award energy production contracts and establishing the incentive structure for producers of renewable energy.

The electricity sector in Brazil is divided into two markets: (i) the regulated market where electric energy is supplied at rates and tariffs set by a government-owned distribution companies, and (ii) the free market, in which any supplier (generators, distributors, self-producers, independent producers, traders of energy, etc.) can directly sell energy to consumers at market rates with the prior approval of the ANEEL.

With respect to the regulated market, the ANEEL established an auction system for awarding contracts for the production of renewable energy. Domestic and foreign companies (solely or in consortium), private equity funds and special purpose vehicles are eligible to bid at auction. In case of a consortium, the consortium parties are jointly liable for all obligations arising from the auction rules and the resulting PPA. If a foreign company prevails at auction, it must incorporate a Brazilian company to enter into the PPA. Bidders are required to deposit a bid bond equal to 1% of the project estimated cost, which must be declared by the bidder and approved by the ANEEL beforehand. This bond is returned after the contract is signed if the bidder wins the auction; otherwise, it is returned immediately following the auction. Auction winners also need to deposit a project performance bond equal to 5% of the investment cost that is released after certain project milestones are completed.

Several penalties are applicable in the event of delay in achieving certain milestones set in the PPA contract and in the ANEEL authorization. Among other default events, the ANEEL has the right to terminate the contract if a delay in achieving milestones exceeds one year.

Brazilian law does not restrict the foreign ownership of electricity generating companies, but a company participating in the electric energy sector must be incorporated under Brazilian law.

India

The Electricity Act, 2003, or “Electricity Act,” is the principal legislation that regulates the generation, transmission, distribution, trading and use of electricity in India. The Electricity Act governs the establishment, operation and maintenance of any energy generating company and prescribes technical standards in relation to its connectivity with the Indian power grid. The Electricity Act provides that an energy generating company may establish, operate and maintain a generating facility without obtaining a license under the Electricity Act if it complies with the prescribed technical standards relating to connectivity with the power grid. In addition, an energy generating company is permitted to sell electricity to any distribution or trading licensee and, where permitted by the respective state regulatory commissions, to consumers subject to availing open access to the transmission and distribution systems and payment of applicable charges.

The Electricity Act establishes a two-level regulatory system: (i) the Central Electricity Regulatory Commission, or “CERC,” is responsible for regulating the tariff charged by generating facilities owned by the Indian government and other independent power producers involved in generating or supplying electricity in more than one state, and for regulating the inter-state transmission of electricity, and (ii) State Electricity Regulatory Commissions, or “SERCs,” are responsible for regulating intra-state transmission and supply of electricity within each of their respective states. These commissions are responsible for a variety of functions, including determining tariff levels, granting licenses, settling disputes between the generating companies and the licensees.

The Indian government has established the Ministry of New and Renewable Energy, or “MNRE,” to facilitate on a national level research, development, commercialization and deployment of renewable energy systems for various applications in rural, urban, industrial and commercial sectors. In 2011, the MNRE established the Solar Energy Corporation of India, or “SECI,” as a not-for-profit company to facilitate the development of solar energy generating capacity in India.

In general, feed-in tariffs applicable to solar projects are determined through one of the following procedures under the Electricity Act:

•

a “cost plus” method under which the appropriate regulatory commission determines the tariff based on the actual capital cost of the project, normative debt to equity ratios and other parameters prescribed under the multi-year tariff regulations adopted by the commissions; and

•	a competitive bidding process in accordance with the guidelines issued by the appropriate regulatory commission.

In the case of wind power projects, feed-in tariffs are determined taking into account capital cost submissions by various stakeholders and certain operation and maintenance costs and have been announced by the SERCs in certain states, such as the States of Andhra Pradesh, Gujarat and Tamil Nadu, pursuant to the applicable policy in the respective states.

South Africa

South Africa has a framework of legislation and regulations governing its energy sector. The Renewable Energy Independent Power Producer Procurement, or “REIPPP,” program is a governmental procurement program that effectively requires solar and wind projects in South Africa to comply with this framework, including the various acts and policies regulating the governmental procurement process generally, the most important of these being the Public Finance Management Act and the Broad-Based Black Economic Empowerment Act, and the various acts and policies regulating South African businesses generally and therefore also independent power producers, such as environmental, health and safety laws.

The National Energy Regulator of South Africa, or “NERSA,” is the primary regulator of South Africa’s energy sector and is responsible for regulating electricity, piped-gas and petroleum pipeline industries. Solar and wind projects are governed by the Electricity Regulation Act, which is the primary enabling legislation for the REIPPP program, and by other legislation applicable to water affairs, environmental affairs, agriculture, forestry and fisheries and mineral resources. Under the REIPPP program, a solar or wind project is regulated as an independent power producer and is authorized to produce and sell electricity to Eskom, the country’s largest state-owned power utility, pursuant to a license issued by NERSA. A solar or wind project is not generally subject to regulation as a public utility in the traditional sense and, thus, is exempt from complying with South Africa’s complex system of power producer and procurement rules and regulations that are applicable to Eskom.

Honduras

In May 2014, Honduras passed the Law for the Electric Industry that established a new regulatory framework for the electricity generation market. The market is regulated by three entities: (i) the Ministry (the superior authority in the electricity subsector); (ii) the Electricity Regulatory Commission, a decentralized entity charged with granting operating licenses, defining the methodology for calculating rates, maintaining a public registry of the companies participating in the electricity sector and sanctioning illegal activity; and (iii) the Systems Operator, an entity overseeing all technical aspects of the electricity generation market, including proper coordination of the generation and transmission system and controlling the operations of the national grid.

This law authorizes any company to participate in the electricity generation market with the proper licensing. It guarantees free access to the grid, as all transmission and distribution companies are obligated to permit connection by other companies to their networks. This law also prohibits transmission companies from generating, distributing and commercializing electric energy and distribution companies from generating electric energy, with few exceptions, to be certified by the Electricity Regulatory Commission.

Costa Rica

The Costa Rican Electricity Institute, or “ICE,” controls the generation, transmission, and distribution of electricity in Costa Rica. The Costa Rican “Law to Authorize Private Large-Scale Electricity Generation” (Laws No. 7200 and 7508) and its related legislation, authorizes the private generation of renewable energy in Costa Rica by “limited capacity renewable energy plants.” These laws provide that the private sector may participate in the generation of electricity with the sole purpose of selling power to ICE, including providing for (i) the criteria and process for a private party to be selected as a power supplier for ICE, (ii) the types of projects which fall within the scope of the Law, (iii) the national quota for private electricity generation, (iv) tariffs and (v) the jurisdiction of Costa Rican entities.

Any company incorporated in Costa Rica may apply to supply power to ICE under a competitive public bidding scheme, so long as no foreign person holds more than 65% of share capital of such company.

The renewable energy public bidding scheme is designed to provide power generators with guaranteed payment under long-term PPAs, which are awarded for 20 years to renewable power producers that offer the lowest tariff per kWh for a given technology.

To be authorized to participate in the bidding process, companies must first obtain a “declaration of eligibility” from ICE that confirms that the project meets certain minimum requirements established in the regulation. Depending on whether the investor chooses either a BOO (build, operate, own) or BOT (build, operate, transfer) regime, the plant’s production capacity cannot surpass 20 MW (for BOO projects) or 50 MW (for BOT projects). In its offer to ICE, the prospective participant must establish the tariff at which it will sell power. Once the company has been selected by ICE to supply power, they will negotiate a PPA to formalize the terms of the agreement.

Peru

As part of Peru’s plan to attract investment in its electricity industry, Peru instituted the Electric Concessions Law. Peru’s regulatory framework governing the electricity sector provides for: (i) separation between the principal activities of electricity generation, transmission and distribution; (ii) a regime of negotiable prices for generation (power and energy) regarding the supply of electricity to free clients, (consumers whose electricity consumption is over 2,500 KW, or being between 200 KW and 2,500 KW and have chosen to negotiate their generation prices); (iii) regulated prices applicable to the generation of electricity for public consumption; (iv) regulated prices applicable to transmission and distribution; and (v) the private administration of the National Electric Interconnected System.

Peru also enacted a number of decrees to promote the use of renewable energy resources, such as biomass, wind, solar, geothermic, tidal and small hydro-electric (less than 20 MW). Such legislative decrees employ an auction scheme to award guaranteed PPAs to power producers and provide that power plants utilizing renewable energy have priority in the distribution systems.

Uruguay

Uruguay has a deregulated electricity generation market, allowing the private sector access to the wholesale electricity market. The transmission, transformation and distribution of electricity may be provided by either the UTE or by the private sector through a public service contract.

Before becoming an eligible power generator, it is necessary for such entity to obtain an authorization from the Executive Power branch of the national government, as well as a license to participate as generator in the wholesale market. The granting of these licenses is discretional. Additionally, environmental regulations in Uruguay require prospective wind and solar generators to seek permits from the National Environmental Office (to be granted at its discretion) before participating in the wholesale market.

Another governmental entity that participates in the energy sector is the Unidad Reguladora de Servicios de Energĺa y Agua, or “URSEA,” empowered to dictate regulations on generation matters and to make recommendations to the Executive Power. The URSEA issues a special permit if a given energy project interferes with other energy or water projects.

The UTE may directly enter into PPAs with generators or implement bidding processes for the purchase of electricity, and it is expressly authorized to enter into PPAs with generators of renewable energy.

Malaysia

The Malaysian Renewable Energy Act 2011, or “REA,” and its related legislation govern most matters relating to the generation of renewable energy in Malaysia, including specifying (i) the criteria and process for obtaining a feed-in approval and the applicable tariff rates, (ii) the technical and operational requirements of renewable energy projects and (iii) the qualifying criteria for renewable energy sources (which includes solar energy). The Malaysian Sustainable Energy Development Authority Act 2011 established SEDA to advise the Malaysian government on, among other things, all matters relating to renewable energy, including the implementation and management of the feed-in tariff system. SEDA is authorized to grant any feed-in approvals and oversee almost all matters falling under the scope of the REA and its related legislation. The Minister of Energy, Green Technology and Water has the final authority with respect to certain matters under REA, such as appeals of certain decisions made by SEDA, and decisions on feed-in tariff degression rates.

The Malaysian Electricity Supply Act 1990 generally requires every energy producer in Malaysia to obtain an operating license granted by the Energy Commission of Malaysia with the approval of the Minister of Energy, Green Technology and Water. Except as exempted under any legislation, any solar project that is awarded a feed-in approval under the REA is also required to apply for a license for the generation and supply of electricity. The specific type of renewable energy PPA that is to be used for licensees eligible for feed-in approvals is prescribed by regulation based on the type of renewable energy and the capacity of the proposed renewable energy installation.

Thailand

The Energy Industry Act (2007), or “EIA,” is Thailand’s principal source of legislation governing electricity and the natural gas business. The Ministry of Energy is responsible for the implementation of the EIA, and the Department of Alternative Energy Development and Efficiency is responsible for implementation of alternative energy plans. The EIA established the Energy Regulatory Commission. Operators of solar and wind projects must obtain several licenses from the Energy Regulatory Commission. Royal decrees, regulations and notifications have been published to implement the EIA.

Government solar and wind power purchasers in Thailand include:

•	the Electricity Generating Authority of Thailand, which purchases under PPAs from “Small Power Producers” (producers having an installed capacity of less than 90 MW but more than 10 MW); and

•

the Provincial Electricity Authority and the Metropolitan Electricity Authority, which purchase under PPAs from “Very Small Power Producers” (producers having an installed capacity of not more than 10 MW).

The forms of PPAs and rules governing land and connections to the power grid and other subjects are prescribed by the applicable authorities.

Wind power projects are often located on public land of various categories and subject to specific restrictions, including limitations on foreign ownership of land and limitations on the amount of area that may be leased and the duration of such lease. Both solar and wind projects are subject to environmental laws, which may require an environmental impact assessment. For example, wind power project sites adjacent to national parks or certain locations specified as watershed areas require an environmental impact assessment.

Nicaragua

The Nicaraguan energy sector is governed by the Electric Industry Law, related regulations and and the rules issued by the Nicaraguan Energy Institute. The governmental department in charge of this sector is the Ministry of Energy and Mines, which grants concessions and licenses to invest and operate in the energy sector.

The concessions for distributing electricity within Nicaragua have been granted in favor of two private companies, Distribuidora de Electricidad del Norte, S.A. and Distribuidora de Electricidad del Sur, S.A. Electricity generators execute PPAs with these companies to distribute produced energy within local electric markets. To transport the energy, generators must execute an interconnection agreement with the National Company for Electric Energy Transmission, a public company that owns the national electric network. The PPA executed between the generators and distributors must be registered before the National Grid, after receiving approval by Ministry of Energy and the Mines and the Nicaraguan Energy Institute.

Parties interested in establishing wind energy projects must obtain the following governmental permits: (i) provisional license to carry out pre-investment studies; (ii) generation license for investment and generation activities and; (iii) environmental authorization that establishes the terms and conditions for environment protection. Items (i) and (ii) above are issued by Ministry of Energy and the Mines, and item (iii) is issued by the Ministry of Environment and Natural Resources. Other governmental permits may apply depending on the location and conditions of the project, such as permits issued by the National Forestry Institute to clear trees, water concessions issued by the Water National Authority or exploitation of road material permit issued by Ministry of Energy and the Mines.

Government incentives

Each of the markets that we expect to operate in has established various incentives and financial mechanisms to support the cost and to accelerate the adoption of renewable energy. These incentives help catalyze private sector investments in renewable energy and efficiency measures. Set forth below is a summary of the various programs and incentives that we expect will apply to our business.

China

In recent years, the NDRC has initiated feed-in tariff programs for both solar and wind energy. Under these feed-in tariff programs, eligible solar and wind projects are entitled to receive a special tariff, the amount of which is set by NDRC policy and which may vary based on the type of project (in the case of solar, for example, utility-scale versus distributed generation projects; in the case of wind, onshore versus offshore developments), geographical location of the project and the date on which it commenced construction. Once a solar project qualifies for a particular tariff, the project is entitled under NDRC policy to continue to receive the tariff for a period of 20 years from its COD. The special tariff remains constant, but consists of two components which may themselves change. One component is set to equal the prevailing rate that grid companies pay for base-load, desulphurized coal power (thus it is subject to change, though this base rate is currently determined by policy rather than market pricing and in recent history has not been subject to substantial fluctuations). This base load component is paid directly by the grid companies to the solar or wind energy project. The other component, called the “green component,” makes up the difference between the total special tariff and the prevailing base-load rate.

The “green component” of the tariff is paid from a “renewable energy development fund” administered by China’s Ministry of Finance, which in turn collects a surcharge that the grid companies charge to their end users. Payment of the green component is not made on the same schedule as payment of the base load component. Generally, payments of the base load component are made monthly while payments of the green component are required under law to be paid quarterly, but in practice in some provinces may be made only two or three times per year. Additionally, there is typically a gap, often of longer than one year, between an energy plant’s COD and the date on which it receives its first payment of the green component of the feed-in tariff.

In addition to the feed-in tariff program, the solar industry has also benefited from the “Golden Sun Program” demonstration program that launched in 2009 as a strategy to support and further the development of the technology progress and scale of the national solar industry. Under the Golden Sun Program, the central government provided subsidies to eligible solar projects interconnected to the power grid in an amount of 50% of its total investment and to eligible off-grid solar projects located in remote areas without electricity supply at the amount of 70% of its total investment. Solar projects participating in China’s feed-in tariff program described below were not eligible to participate in the Golden Sun Program. The Golden Sun Program expired in 2013.

Chinese financial institutions may offer preferential loans with a financial interest subsidy to renewable energy development and utilization projects that are listed in the national renewable energy industrial development guidance catalogue and satisfy certain conditions for granting loans.

Finally, under applicable Chinese tax law and regulations, an enterprise engaged in public infrastructure projects approved after January 1, 2008, including solar and wind power projects, that satisfy certain requirements are entitled to a three-year full exemption from the enterprise income tax followed by a three-year 50% exemption commencing from the first year it generates operating income. In addition, wind power projects are entitled to a 50% refund of the value-added tax levied on their electricity sales.

Brazil

The main incentives available to encourage the use of renewable energy in Brazil include: (i) tax benefits; (ii) discounted transmission and distribution tariffs; (iii) special public funding provided by the National Bank for Economic and Social Development, or the “NBESD”; and (iv) research and development investment.

Tax benefits. Renewable energy projects may benefit from an exemption of monthly federal income taxes and may also be eligible for the exemption of certain import taxes. For example, the purchase of items needed for the construction of the wind and solar plants are exempted from certain import and value added taxes. Hydro-electric power generators benefit from a special regime for the development of infrastructure, which reduces the Brazilian taxes levied on revenues to a rate of zero if a certain percentage of local product and construction materials are utilized.

Discount on transmission and distribution tariffs. Solar plants that start commercial operation prior to December 31, 2017 benefit from an 80% discount on transmission and distribution tariffs for the first ten years of operation and 50% thereafter. Wind and hydro-electric plants are also eligible for similar discounts.

Special public funding. Subject to certain limitations, the NBESD may finance up to 80% of all renewable energy project investments at reduced rates. Repayment of such loans may only commence once construction of the energy plant has finished and the plant is operative. The NBESD also provides special public funding for manufacturers willing to commence local productions of the supply chain in connection with the renewable energy industry.

Research and development Investment. All hydro-electric energy generators must invest at least 1% of their net revenue in research and development projects.

India

Solar power projects

In 2010, the Indian government launched its flagship solar initiative known as Jawaharlal Nehru National Solar Mission or the “National Solar Mission,” which will remain in operation until 2022. The National Solar Mission establishes a target of 20 GW of installed solar generation capacity by 2022 and stipulates the implementation and achievement of this target in three separate phases.

Phase I of the National Solar Mission focused on promoting the development of grid-connected solar power capacity of 1,000 MW and mandated that NVVN serve as the offtake counterparty to purchase the solar power under 25-year PPAs with solar power producers. NVVN is a wholly owned subsidiary of NTPC Limited, which is 75% owned by the Indian national government and owns and operates 41 GW of power plants located throughout India. NVVN purchases the solar power from a solar project as a trading licensee, thereby minimizing the credit risk to the solar project. The tariff levels for Phase I were determined based on a competitive bidding process subject to a cap determined by the CERC. In order to facilitate the resale of such solar power by NVVN, a “bundling” mechanism was utilized whereby, for each megawatt of installed solar power capacity, an equivalent amount of capacity in megawatts was allocated by the Ministry of Power from NTPC Limited’s coal-based stations, and such bundled power was then sold by NVVN to the state distribution utilities.

In 2013, the Indian government approved the scheme for the development of an additional 750 MW of grid-connected solar power capacity as part of Phase II of the National Solar Mission (2012–2017) and mandated that SECI serve as the offtake counterparty to purchase the solar power under 25-year PPAs with the solar power producers. Under Phase II, the power will be purchased by SECI at a fixed levelized tariff of INR 5.45/kWh, or

INR 4.75/kWh in case of projects utilizing accelerated depreciation, for onward sale to state or distribution utilities at INR 5.50/kWh. The solar project is entitled to receive viability funding support in an amount determined through a competitive bidding process. Such payment is made to the solar energy project over a five-year period from the date such solar plant commences operations and is funded by India’s National Clean Energy Fund. The National Clean Energy Fund is financed through a tax of INR 100 per ton of domestic or imported coal used in India.

Various Indian states have implemented policies to promote the generation of solar power. For instance, the State of Gujarat exempts solar project developers from payment of electricity duty on the sale of electricity and payment of cross subsidy surcharges for sale to open access consumers. The State of Rajasthan also exempts the energy consumed by the solar project developer for own use from payment of the electricity duty.

Wind power projects

MNRE provides a generation based incentive implemented through the Indian Renewable Energy Development Agency Limited for grid connected wind power projects (excluding projects undertaking third-party sales) commissioned on or after April 1, 2012. This incentive is currently available until the end of the 12th plan period (2012—2017). Generation based incentives are limited to INR 0.50/kWh of electricity fed into the grid and are available for a maximum period of 10 years with a cap of INR 10 million per MW. The total disbursement in a year to eligible wind power producers cannot exceed one-fourth of the maximum limit of the incentive, i.e., INR 2.5 million per MW during the first four years. Generation based incentives are in addition to the tariff approved by SERCs and available only if the benefit of accelerated depreciation is not utilized by the wind power project.

In addition, state specific policies also provide for various incentives, such as exemption in payment of electricity duty, reduction of VAT, providing land at concessional lease rentals, and reduced wheeling and transmission charges. Additionally, an excise duty exemption is also available on wind operated electricity generators and concessional custom duty is applicable on import of specified components of wind turbines, subject to fulfillment of prescribed conditions.

All renewable energy projects

India’s National Tariff Policy 2006 requires the SERCs to fix a minimum percentage of the electricity that must be purchased by utilities operating in their jurisdiction from renewable energy generators (such as solar projects), taking into account availability of such resources in the region and its impact on retail tariffs and procurement by distribution companies at preferential tariffs. This obligation to purchase electricity from renewable sources is known as a renewable purchase obligation, or “RPO.” This policy was amended in January 2011 to prescribe a minimum solar specific RPO of 0.25% in 2012 to be increased to 3% by 2022. States such as Gujarat, Chattishgarh, Haryana, Madhya Pradesh, Bihar and Goa have fixed solar power RPO requirements at levels above the minimum level prescribed by the National Tariff Policy 2006. The RPO percentage for wind power projects varies from approximately 0.5% to 11.0%, depending on the local renewable resources and the electricity distributed in those states.

In 2010, the CERC implemented regulations designed to facilitate the development of a power market from nonconventional energy sources by issuing transferable and saleable credit certificates. These regulations facilitate fungibility and inter-state transactions of renewable energy by establishing a mechanism through which a market-based instrument can be traded freely and provide a means for fulfilment of renewable purchase obligations by India’s utilities and open access consumers. Although these regulations established the necessary framework, the market for such renewable energy credits has not developed widely and is not liquid. None of our Indian projects is participating in the renewable energy credit certificate programs at this time.

The Indian government’s focus on promoting infrastructure development also extends to tax policy, which allows solar power generation companies to claim an exemption from the payment of income tax for up to 10 years within the first 15 years of a project’s operations. However, a minimum alternative tax (generally at approximately 20%) calculated based on book profits is still applicable in respect of such projects. Accelerated tax depreciation is also available to solar and wind power generating companies.

South Africa

In August 2011, South Africa’s Department of Energy, or “SA DOE,” launched the REIPPP program, which requires renewable energy developers to bid on a tariff level and the identified socio-economic development objectives of the SA DOE. The REIPPP program contemplates a total of 6,925 MW will be subject to bidding, which are split into multiple bidding rounds and includes seven renewable energy technologies with a volume of MW attached to each technology. In the first three rounds of REIPPP program, the SA DOE has selected a total of 64 renewable energy projects following three bidding rounds, of which 33 were solar projects and 22 were wind projects. Collectively, these projects represent a combined generating capacity of approximately 3,912 MW, of which approximately 1,482 MW related to solar projects and 1,994 MW related to wind projects.

Each bid is evaluated under the REIPPP program based 70% on amount of the proposed tariff and 30% on the specified economic development criteria, including employment, local content and management control, ownership characteristics, socio-economic spending and smaller enterprise development initiatives. The amount of the feed-in tariff for the particular project is determined based on the bidding process. Each winning bidder under the REIPPP program will:

•	enter into a 20-year PPA with Eskom that creates an obligation for Eskom to pay the renewable energy project the agreed tariff for power provided by the project; and

•	enter into a 20-year Implementation Agreement with the SA DOE that creates an obligation for the renewable energy project to satisfy its identified economic development objectives.

Under the REIPPP program, the South African government guarantees the payment obligations of Eskom under the PPAs with renewable energy producers in defined circumstances. This guarantee arrangement, along with the support package adopted by the National Treasury on September 14, 2014, has facilitated private sector development as financing sources and investors have been willing to accept sovereign country risk in light of South Africa’s relatively strong international credit standing without requiring political risk insurance, as would be the case in virtually every other African jurisdiction. Based on the sovereign guarantee and support package, we believe that Eskom will be a low risk offtake purchaser with a similar credit profile to our other customers.

Honduras

Individuals or entities that develop and operate renewable energy projects in Honduras will benefit from the following tax incentives: (i) sales tax for the purchase of equipment, materials and services destined or directly related to the necessary infrastructure for the generation of energy with renewable resources; (ii) taxes, fees, tariffs and import duties; (iii) income tax holiday for ten years; and (vi) income tax withholding for payments of services or professional fees of foreign individuals or legal entities for the performance of studies, development, installation, engineering, administration and construction, and monitoring of the energy renewable project.

Costa Rica

Pursuant to Article 17 of the “Law to Authorize Private Large-Scale Electricity Generation,” Costa Rica provides renewable energy power generators tax benefits to offset the higher commercial costs associated with renewable energy generation, including custom duties on machinery and equipment for the generation, control, transformation and transmission of power. Renewable energy power producers with renewable energy are also allowed to deduct losses obtained during one tax year within the following three years.

Peru

Similar to the other jurisdictions in which our projects are located, Peru provides renewable energy power generators pricing incentives and tax benefits to offset the higher commercial costs associated with renewable energy generation. Under a number of decrees, Peru adopted a renewable energy auction scheme to provide energy generators with guaranteed payment under long-term PPAs. Under the auction scheme, 20 year PPAs are awarded to renewable energy producers that offer the lowest tariff per kWh for a given technology. The energy producer is to be paid regular monthly rates for the energy produced, according to short term marginal costs paid to all generators in the National Electric Interconnected System. The additional premium over the regular tariff is to be passed on to end-users, incurred in regular connection tolls, which are established annually. The calculated premium at the end of each tariff period will result in a charge in favor of or against the investor, which will be paid in monthly installments throughout the 12 months immediately following the annual liquidation period. Such liquidation will be subject to a 12% monthly interest rate in favor if the investor.

Renewable energy power producers also benefit from accelerated depreciation under Peruvian income tax laws. The special depreciation rate will be no more that 20% per year, which means that the assets can be depreciated in five years. These power producers also may opt for the anticipated recovery of the value added tax, a special tax regime which provides for the return of the value-added tax imposed on the importation and/or local acquisition of intermediate goods, capital assets and construction contracts and services carried out in the pre-commercial operations stage of the renewable energy projects.

Uruguay

The Uruguayan government has declared the promotion and protection of domestic and international investments in renewable energy a national interest. The Investment Act promotes, among other things, power generation from renewable energy sources and the conversion to more energy efficient equipment.

Renewable energy producers are eligible for various tax exemptions, among other benefits, if the energy producer’s revenues generated from eligible activities exceed 75% of such producer’s total income or such energy producer sells electric power in eligible market of forward contracts.

Malaysia

Malaysia’s renewable energy program introduced feed-in tariffs for various renewable energy sources. In order to be entitled to sell renewable energy under the program at the relevant feed-in tariff rate, an application for a feed-in tariff approval has to be made to and be granted by SEDA, the statutory body responsible for managing the implementation of the feed-in tariff mechanism. Any company incorporated in Malaysia may apply for a feed-in tariff approval so long as no foreign person holds, directly or indirectly, more than 49% of voting power or the issued share capital of such company and the company is not an offtake counterparty or its associate.

Upon being issued the feed-in tariff approval, the solar project will, within such period as may be prescribed by SEDA, enter into a PPA with an offtake counterparty, which may be a Malaysian utility or an industrial or commercial user of distributed generation. Under the terms of the PPA, the project sells and delivers the renewable energy generated to the offtake counterparty at a contracted tariff for a fixed number of years (unless otherwise terminated earlier), the duration of which is dictated by the type of renewable energy used for power generation under which the feed-in tariff approval is granted. For solar power generation, the duration is 21 years commencing from the feed-in tariff commencement date. The PPA provides for the payment of a feed-in tariff rate. The feed-in tariff rate is subject to adjustment if SEDA determines that the project has achieved cost parity (i.e., when the feed-in tariff rate is equal to or less than the displaced costs), at which point, the producer is paid a tariff based on the prevailing displaced cost for the remaining duration of the PPA.

Under this arrangement, the offtake counterparty pays the renewable energy generator the feed-in tariff rate for power that is purchased under the PPA and is subsequently reimbursed by Malaysia’s renewable energy fund for the amount such feed-in tariff exceeds the prevailing “displaced costs” of such power. The “displaced cost” measure is established under the REA and is generally equal to the cost a traditional utility would incur to generate an equal amount of power. The subsidized portion of the feed-in tariff is typically well more than half of the total feed-in tariff.

In order to provide funding for the feed-in tariff program for renewable energy, the Malaysian government has stipulated that electricity consumers must contribute a surcharge of a certain percentage (currently 1.6%) of each of their total electricity bill towards the financing of the cost to implement Malaysia’s renewable energy program. The funds collected nationally are deposited into a renewable energy fund that is managed and controlled by SEDA. This fund is further supported by annual national budget contributions as and when required.

In addition to the feed-in tariff program, the Malaysian government has also launched various programs to promote the application and development of green technology in Malaysia. In 2010, a financing program was established to accelerate the expansion of green investments by providing easier access to financing from private and commercial financial institutions. This financing program offers a 60% guarantee of the financing amount and a rebate of 2% on the interest or profit rate charged by the financial institutions. Under this program, funding will be provided for any project that satisfies the requirements for private finance initiatives and meets the green technology project criteria. This financing program is available until December 31, 2015 or upon reaching a total financing approval amount of MYR 3.5 billion, whichever is earlier.

Renewable energy producers are also entitled to apply for tax incentives, such as the investment tax allowance of a certain percentage of qualifying capital expenditures incurred within a period of five years, which can be set-off against 100% of statutory income for each year of assessment. The investment tax allowance is open for applications until December 31, 2015.

Thailand

Solar and wind power projects in Thailand are eligible for promotion (grant of rights, incentives and guarantees) under the Investment Promotion Act (1977). Pursuant to promotion policies announced by the Board of Investment, solar and wind power projects are eligible for tax and non-tax incentives. The tax incentives provide for: (i) an eight-year corporate income tax exemption, accounting for 100% of investment (excluding cost of land and working capital); (ii) an exemption of income tax on dividends during the income tax “holiday”; and (iii) an exemption of import duty on machinery. The non-tax incentives include: (i) the right for foreigners to obtain work permits; (ii) the right of majority-owned Board of Investment promoted projects to own land associated with the project; (iii) the right to remit foreign currency; and (iv) a policy of the government not to pursue nationalization as a form of redress.

Specific incentives for solar power projects

In 2009, tariff “adders” were approved for certain categories of alternative energy, including solar projects at a rate of THB 8.00/kWh for ten years from the date of COD of a project. In 2010, both the EGAT and the PEA suspended the acceptance of applications for solar projects due to various considerations, including the number of applications previously submitted, time required to process pending applications and intent to adopt a feed-in tariff system. In July 2010, an adder of THB 8.00/kWh was confirmed for PPAs which had been signed, and an adder of THB 6.50/kWh for projects under review. During the following four years, 284 solar projects under the adder tariff achieved COD, with a total selling capacity of 1,084 MW. There are currently 178 proposed projects awaiting approval for PPAs, subject to confirmation of land rights and transmission line access.

In July 2013, the National Energy Policy Commission approved feed-in tariff rates for solar projects in Thailand. In 2014, two feed-in tariff policies for solar projects were prescribed by the Energy Regulatory Commission:

•	For pending PPA applications under the original adder system for both SPPs and VSPPs, a tariff of THB 5.66/kWh for a period of 25 years; and

•	For solar PV rooftop projects, a tariff of THB 6.85/kWh for a period of 25 years.

On March 6, 2015, the Energy Regulatory Commission issued a new regulation applicable to projects which are not more than 5 MW and are specifically for government sectors or agricultural cooperatives. A feed-in tariff of THB 5.66/kWh is prescribed for a period of 25 years.

Except for the above described categories, no applications for solar projects in Thailand are currently being accepted. Before any new applications for SPP and VSPP solar projects are accepted, we expect new rules to be announced on the terms and conditions of the feed-in tariff program.

Specific incentives for wind power projects

In August 2009 and January 2010, tariff adders were approved for certain categories of alternative energy, including wind projects, at a rate of THB 4.50/kWh (for projects with total generation capacity less than or equal to 50 kW) and THB 3.50/kWh (for projects with total generation capacity of more than 50 kW) for ten years from the COD of a project. A special adder for the three southernmost provinces of Thailand (Yala, Pattani and Narathiwat) of THB 1.50 was also prescribed.

In March 2011 and April 2011, a special adder of THB 1.50 was issued for four districts in Songkla Province (Jana, Thepa, Nathawi and Saba Yoi).

Nicaragua

According to Law No. 532, the projects categorized and authorized by Ministry of Energy and the Mines as Renewable Energy Generation Projects receive tax and duties exemptions including, (i) custom duties, on machinery, equipment, materials and inputs to be used exclusively in pre-investment activities and constructions works including the construction of the transmission line to transport the energy from the project site National Grid, (ii) value added tax on the machinery, equipment, materials and inputs object of pre-investment and construction activities including the construction of the transmission line, (iii) income tax and definitive minimum payment over the income tax for a period of seven years since the COD of the project (iv) municipal taxes over immovable assets, sales, municipal rights during the construction phase of the project for ten years since COD of the project; (v) exemption of all taxes regarding the exploitation of the natural resources for five years after COD of the project, and (vi) exoneration of stamp taxes required for the construction or operation of the project for an extension of ten years.

Legal proceedings

Except as set forth below, we are not currently a party to any material legal proceedings other than legal proceedings arising in the ordinary course of our business. In the future, we may be party to other various legal proceedings, including administrative and regulatory proceedings, arising in the ordinary course of our business. Although it is not possible to predict the substance or outcome of any of such proceedings, we do not have reason to believe such matters, individually and in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

Our GUVNL portfolio, which is comprised of the Indian projects SE 25, Azure, ESP Urja and Millenium, is subject to pending litigation with the offtaker, GUVNL. GUVNL seeks the reduction of tariffs set forth in the respective PPAs. The case was instituted by GUVNL against all of the developers, including us, that originally signed PPAs with GUVNL. We prevailed at the first level and the appeal was dismissed at appellate level, and GUVNL has now appealed to the Supreme Court of India. In addition, three of our projects in the GUVNL portfolio (Azure, ESP Urja and Millenium), are subject to pending litigation with GUVNL with respect to certain claims by GUVNL that there had been a change in shareholder structure of the projects after the PPAs were executed. GUVNL claims that such violation of the PPA terms entitles it to terminate the PPAs. The cases are currently pending in front of the Supreme Court of India after the project companies prevailed at the first level and the appeal was dismissed at the appellate level. While we believe we have valid defenses that will succeed on the merits, the outcome of our legal proceedings is difficult to predict and an adverse judgment could have a material adverse impact on our results of operations. See “Risk factors—Risks related to our international operations—We are subject to claims in the ordinary course of business.”

Management

We have set forth below a list of names, ages (as of June 1, 2015) and a brief account of the business experience of persons who have been or will be appointed to serve as our executive officers, other key officers and directors prior to the completion of this offering. Each of our executive officers is elected by and serve at the discretion of our Board of Directors until his or her successor is duly elected and qualified. Each of our initial directors will be appointed by our Sponsor and serve annual terms at the discretion of our stockholders until duly removed or his or her successor is duly elected and qualified. Upon completion of the Renova Transaction, Renova will be entitled to appoint one member to our board of directors, and such right will continue so long as Renova holds at least 40% of the Class A common stock it receives in connection with the transaction.

Name	Age	Position
Ahmad Chatila	48	Director and Chairman
Carlos Domenech Zornoza	45	Director and Chief Executive Officer
Jeremy Avenier	39	Chief Financial Officer
Ismael Guerrero Arias	40	President, Head of Origination
Yana Kravtsova	38	Senior Vice President, General Counsel and Secretary
Martin Truong	38	Director
Brian Wuebbels	43	Director
Hanif “Wally” Dahya	59	Director Nominee
Mark Florian	57	Director Nominee
Francisco “Pancho” Perez Gundin	44	Director Nominee
Mark Lerdal	56	Director Nominee
Steven Tesoriere	37	Director Nominee

Ahmad Chatila, Director and Chairman

Ahmad Chatila serves as Chairman of our board of directors. Mr. Chatila serves as the President, Chief Executive Officer and as a member of the board of directors for SunEdison, positions he has held since March 2009. Prior to SunEdison, Mr. Chatila served as Executive Vice President of the Memory and Imaging Division, and head of global manufacturing for Cypress Semiconductor. Previously, Mr. Chatila served as managing director of Cypress’ Low Power Memory Business Unit. Prior to these roles at Cypress, Mr. Chatila served in sales at Taiwan Semiconductor Manufacturing Co. We believe Mr. Chatila’s extensive leadership experience enables him to play a key role in all matters involving our board of directors and contribute an additional perspective from the energy industry.

Carlos Domenech Zornoza, Director and Chief Executive Officer

Carlos Domenech Zornoza has served as our Chief Executive Officer since February 2015 and as a director since our formation in September 2014. Mr. Domenech also currently serves as the Chief Executive Officer and as a director of TerraForm Power. Prior to that, Mr. Domenech had been with SunEdison for seven years, having most recently served as the Executive Vice President & President of SunEdison Capital from March 2013 to January 2014. After the acquisition of SunEdison by MEMC Electronic Materials, Inc. in November 2009, Mr. Domenech served as the Executive Vice President & President of SunEdison. Before that, Mr. Domenech served as the Chief Financial Officer of SunEdison beginning in September 2007 until he became its Chief Operating Officer in November 2008. Prior to joining SunEdison, Mr. Domenech spent 14 years with General Electric, where he served in a variety of leadership roles, including serving as the Chief Financial Officer of Universal Pictures International Entertainment, then a division of General Electric. We believe Mr. Domenech’s extensive energy industry and leadership experience will enable him to provide essential guidance to our board of directors.

Jeremy Avenier, Chief Financial Officer

Jeremy Avenier has served as our Chief Financial Officer since our formation in September 2014. Mr. Avenier has served as the Chief Financial Officer, Solar Materials of SunEdison since April 16, 2013. Prior to joining SunEdison, Mr. Avenier spent 13 years with General Electric in multiple financial leadership roles across both industrial and capital platforms throughout Europe and the United States. Most recently, Mr. Avenier served as Vice President of Global Finance, Treasurer and Chief Financial Officer of Morpho Detection, a joint venture between General Electric and Safran.

Ismael Guerrero Arias, President, Head of Origination

Ismael Guerrero has served as our President, Head of Origination since February 2015. Prior to joining SunEdison, Mr. Guerrero served as Vice President of Global Projects for Canadian Solar since 2010 and led the projects team on development, EPC and projects sales activities. Prior to that, Mr. Guerrero was Director of Operations for Asia at the Global Sustainable Fund based in Shanghai and before that Chief Executive Officer of DCWafers, a wafers manufacturer and project development company in Europe.

Yana Kravtsova, Senior Vice President, General Counsel and Secretary

Yana Kravtsova has served as our Senior Vice President, General Counsel and Secretary since February 2015. Prior to joining SunEdison, Ms. Kravtsova served as Legal Head of Renewable Energy Investments at Google Inc. from August 2011 to January 2015. Prior to that, Ms. Kravtsova was a Legal Vice President at First Wind since March 2010, focusing on the development, construction and financing of wind power projects. Prior to becoming an in-house counsel, Ms. Kravtsova was an attorney at Clifford Chance U.S. LLP, Latham & Watkins LLP and The World Bank Group, handling international project finance, regulatory and corporate matters for energy projects.

Martin Truong, Director

Martin Truong is a member of our board of directors. Mr. Truong has served as SunEdison’s Vice President, General Counsel and Secretary since April of 2013 and was promoted to Senior Vice President in May of 2014. Mr. Truong is also a Director of TerraForm Power. Mr. Truong joined SunEdison in February 2008 and has held various roles of increasing responsibility, most recently serving as SunEdison’s Assistant General Counsel with legal responsibilities for Emerging Markets, Solar Materials and intellectual property licensing and monetization. Mr. Truong’s extensive energy industry and leadership experience enables him to provide valuable guidance to our board of directors.

Brian Wuebbels, Director

Brian Wuebbels is a member of our board of directors. Mr. Wuebbels has served as the Executive Vice President and Chief Financial Officer of SunEdison since May 2012, and in December 2014 was given the additional role of Chief Administration Officer. Mr. Wuebbels is also a Director of TerraForm Power. Mr. Wuebbels has been with SunEdison/MEMC Electronic Materials, Inc. since 2007 and previously held various positions, including Vice President and General Manager—Balance of System Products, Vice President, Solar Wafer Manufacturing, Vice President of Financial Planning and Analysis and Vice President Operations Finance. Before joining MEMC, Mr. Wuebbels served as Vice President and Chief Financial Officer of Honeywell’s Sensing and Controls Business. Prior to that, Mr. Wuebbels spent 10 years at General Electric in various senior finance and operations roles across multiple businesses around the world. We believe Mr. Wuebbels’ extensive leadership and financial expertise enables him to contribute significant managerial, strategic and financial oversight skills to our board of directors.

Francisco “Pancho” Perez Gundin, Director Nominee

Francisco “Pancho” Perez Gundin will be appointed to our board of directors in connection with the completion of this offering. Mr. Perez Gundin serves as the Executive Vice President and Chief Operating Officer of SunEdison and TerraForm Power. Previously, Mr. Perez Gundin served as the President of SunEdison Europe, EMEA and Latin America from June 2009 to January 2014. Mr. Perez Gundin began with SunEdison in operations in November 2008. Prior to joining SunEdison, Mr. Perez Gundin spent 14 years with Universal Pictures International Entertainment, where he served in a variety of financial roles, including most recently serving as Financial Director for that company. We believe Mr. Perez Gundin’s extensive leadership and financial and energy industry experience will enable him to provide valuable guidance to our board of directors.

Hanif “Wally” Dahya, Director Nominee

Hanif “Wally” Dahya will be appointed to our board of directors in connection with the completion of this offering. Mr. Dahya also currently serves as a director of TerraForm Power. Mr. Dahya has served as the Chief Executive Officer of the Y Company LLC, a private investment firm that specializes in restructuring distressed assets in the emerging markets, focusing on the telecommunications, energy and environmental industries, since 2007. Mr. Dahya is currently a member of the Board of Directors of New York Community Bancorp, Inc., for which he chairs the Investment Committee and the New York Commercial Bank Credit Committee and is a member of the Audit Committee, Nominating and Corporate Governance Committee, Risk Assessment Committee, Capital Adequacy Committee and the Asset Liability Committee. Mr. Dahya brings valuable energy industry and public company board experience to our board of directors.

Mark Florian, Director Nominee

Mark Florian will be appointed to our board of directors in connection with the completion of this offering. Mr. Florian also currently serves as a director of TerraForm Power. Mr. Florian has served as a Managing Director and the Head of Infrastructure Funds at First Reserve, a premier global energy-focused investment firm, since 2008. The energy infrastructure investment business of First Reserve currently has over $4 billion of assets under management. Prior to joining First Reserve, Mr. Florian had a 23-year career at Goldman, Sachs & Co., where he served in several senior roles, including Chief Operating Officer of Goldman, Sachs & Co.’s Public Sector and Infrastructure Department. During his time at Goldman, Sachs & Co., Mr. Florian’s work spanned various areas of the firm, including the corporate investment banking, mergers and acquisitions and public finance areas. Mr. Florian’s experience in investment banking for infrastructure companies and his extensive experience in the energy industry will enable him to provide essential guidance to our board of directors and management team.

Mark Lerdal, Director Nominee

Mark Lerdal will be appointed to our board of directors in connection with the completion of this offering. Mr. Lerdal also currently serves as a director of TerraForm Power. Mr. Lerdal has served as the Executive Chairman of Leaf Clean Energy, a closed end fund focused on renewable energy investments since April 2014. He has also been a Managing Director of MP2 Capital, LLC, a developer, owner and operator of solar generation assets since 2009. From September of 2011 to February of 2013, Mr. Lerdal served as President of Hydrogen Energy California, a developer of a carbon capture and sequestration facility. Prior to that time, Mr. Lerdal was a Managing Director at KKR Finance in its debt securities division. He has been active in the renewable energy business for 30 years as an investor, operating executive and attorney. Mr. Lerdal also serves as a non-executive board member at Trading Emissions and Onsite Energy Corporation. Mr. Lerdal’s extensive energy industry and leadership experience will enable him to provide valuable guidance to our board of directors.

Steven Tesoriere, Director Nominee

Steven Tesoriere will be appointed to our board of directors in connection with the completion of this offering. Mr. Tesoriere also currently serves as a director of TerraForm Power. Mr. Tesoriere is a Managing Principal and Portfolio Manager of Altai Capital Management, L.P. Prior to founding Altai Capital in 2009, Mr. Tesoriere was an analyst at Anchorage Capital Group, L.L.C. from 2003 to 2009, and prior to that, he was an Associate at Goldman, Sachs & Co. and an Analyst at The Blackstone Group, L.P. Mr. Tesoriere is a member of the board of directors of SunEdison. Mr. Tesoriere brings extensive financial management experience and financial expertise to our board of directors which allows him to bring valuable contributions in finance development.

Controlled company

For purposes of the applicable stock exchange rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Our Sponsor will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and, as a result, will have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the applicable stock exchange rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors, (iii) a compensation committee composed entirely of independent directors nor (iv) an annual performance evaluation of the nominating and corporate governance and compensation committee. We intend to rely on the exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the applicable NASDAQ Global Select Market rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock on the NASDAQ Global Select Market, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus. In addition, following this offering, we will have a Corporate Governance and Conflicts Committee comprised of independent directors.

Board composition

Upon the completion of this offering, our board of directors will consist of nine members, of which five will be appointed prior to or in connection with the completion of this offering.

Our board of directors will be responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Our board of directors, as a whole and through its committees, will have responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis.

Our audit committee will oversee and review with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. Our board of directors oversees risk related to compensation policies. Our audit committee will report to the full board of directors with respect to these matters, among others.

Committees of the board of directors

We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee and a Corporate Governance and Conflicts Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are summarized below. As a controlled company, we are not required to establish a compensation or nominating committee under the listing rules of the NASDAQ Global Select Market, and we do not intend to establish such committees in connection with the completion of this offering.

Audit Committee

The Audit Committee will be responsible for, among other matters: (i) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by it; (ii) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (iii) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (iv) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and (vi) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Immediately following this offering, our Audit Committee will consist of Messrs. Dahya (Chair), Lerdal and Tesoriere. We believe that Messrs. Dahya, Lerdal and Tesoriere qualify as independent directors according to the rules and regulations of the SEC and the NASDAQ Global Select Market with respect to audit committee membership. We also believe that Mr. Dahya qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance and Conflicts Committee

Our Corporate Governance and Conflicts Committee will be responsible for, among other matters: (i) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (ii) review the succession plan of our Chief Executive Officer and other senior management; (iii) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; and (iv) reviewing and approving proposed conflicted transactions between us and an affiliated party (including prior approval with respect to the purchase and sale of certain Call Right Projects, certain SunEdison ROFO Projects and any other material transaction between us and our Sponsor).

Immediately following this offering, our Corporate Governance and Conflicts Committee will consist of Messrs. Lerdal (Chair) and Dahya. We believe Messrs. Lerdal and Dahya qualify as independent directors according to the rules and regulations of the SEC and the NASDAQ Global Select Market. Our board of directors will adopt a written charter for the Corporate Governance and Conflicts Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Other committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Family relationships

There are no family relationships among any of our executive officers.

Code of Conduct

Prior to completion of this offering, our board of directors will adopt a Code of Conduct that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Conduct is available on our website. If we amend or grant a waiver of one or more of the provisions of our Code of Conduct, we intend to satisfy the requirements under Item 5.05 of Form 8-K under the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” regarding the disclosure of amendments to or waivers from provisions of our Code of Conduct that apply to our principal executive officer, financial and accounting officers by posting the required information on our website. Our website is not part of or incorporated into this prospectus.

Executive officer compensation

Compensation of our executive officers

We are a newly formed subsidiary of SunEdison consisting of portions of various parts of SunEdison’s business that are being contributed to us in connection with this offering. We have not incurred any cost or liability with respect to compensation of our executive officers prior to our formation. We do not and will not directly employ any of the persons responsible for managing our business, and we currently do not have a compensation committee.

Our officers will manage the day-to-day affairs of our business. Each of our executive officers is an employee of SunEdison. However, many of our executive officers will be dedicated to the operations and management of our business, provided that certain of our executive officers, including our Chief Executive Officer, will also serve as executives of TerraForm Power, our affiliate.

Because our executive officers will remain employees of SunEdison, their compensation will be determined and paid by SunEdison. The ultimate responsibility and authority for compensation-related decisions for our executive officers will reside with the SunEdison compensation committee or the chief executive officer of SunEdison, as applicable, and any such compensation decisions will not be subject to any approvals by our board of directors or any committees thereof. Our executive officers, as well as other employees of SunEdison who provide services to us, may participate in employee benefit plans and arrangements sponsored by SunEdison, including plans that may be established in the future. In addition, certain of our officers and certain employees of SunEdison who provide services to us currently hold grants under SunEdison’s and TerraForm Power’s equity incentive plans and will retain these grants after the completion of this offering. We will not reimburse SunEdison for compensation related expenses attributable to any executive’s or employee’s time dedicated to providing services to us. For details on the amounts we will pay SunEdison following this offering for management services, see “Certain relationships and related party transactions—Management Services Agreement.”

Except as set forth below, we do not currently expect to have any long-term incentive or equity compensation plan in which our executive officers may participate.

Equity incentive awards

Certain of our executive officers have been granted equity incentive awards under the 2014 Incentive Plan in the form of restricted shares. The restricted shares will convert into shares of Class A common stock upon the filing of our amended and restated certificate of incorporation in connection with the completion of this offering. The table below sets forth the economic interest that each executive officer will hold in Global LLC following the conversion of the restricted shares into Class A common stock, as well as the number of shares of Class A common stock that each executive will hold upon such conversion, based upon an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the structuring fee. The number of shares of Class A common stock will be proportionally increased in the event we increase the number of shares being offered hereby and do not use such net proceeds therefrom to repurchase Class B units (and shares of Class B common stock).

Name	Economic interest in Global LLC (%)	Number of shares of Class A common stock
Carlos Domenech Zornoza	0.750%	1,341,368
Jeremy Avenier	0.300%	536,547
Ismael Guerrero Arias	0.375%	670,684
Francisco “Pancho” Perez Gundin	0.300%	536,577
Yana Kravtsova	0.200%	357,698

Total	1.925%	3,442,845

For each executive, the restricted stock will vest in four equal annual installments commencing on the first anniversary of the completion of this offering, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated executive will be forfeited.

IPO Grants

Prior to the completion of this offering, we expect our board of directors to approve a grant of restricted stock units to several persons who have provided or are expected to provide services to us. Although the specific terms of these grants have not been finalized, we expect that these grants will consist of approximately 695,200 restricted stock units, or “RSUs,” which are expected to vest in four equal annual installments commencing on the first anniversary of this offering. The RSUs will not entitle the holders to voting rights with respect to matters presented to our stockholders, and holders of the RSUs will not have any right to receive dividends.

TerraForm Global, Inc. 2014 Long-Term Incentive Plan

The 2014 Incentive Plan became effective as of September 29, 2014. The material terms of the 2014 Incentive Plan are summarized below. Certain awards which have been made, or we expect will be made prior to the completion of this offering, under the 2014 Incentive Plan are summarized above.

The purpose of the 2014 Incentive Plan is to enhance the profitability and value of our company for the benefit of our stockholders by enabling us to offer eligible individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our stockholders. Eligibility to participate in the 2014 Incentive Plan is limited to our and our affiliates’ employees (including officers and directors who are employees) and consultants who are designated by our board or a committee of our board which is authorized to administer the plan, in its discretion, as eligible to receive awards under the 2014 Incentive Plan. The 2014 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock, performance shares, restricted stock units or any other cash or stock based award. The material terms of the 2014 Incentive Plan are as follows:

•

Shares subject to the plan.    The maximum aggregate number of shares that may be issued under the 2014 Incentive Plan shall not exceed a number of shares of common stock that represent an aggregate 10% economic interest in Global LLC, or 17,884,910 shares, based on the assumptions set forth in “Summary—The offering—Certain assumptions,” subject to certain adjustments to prevent dilution, of which shares remain available for future issuances. This limitation does not apply to any awards settled in cash. To the extent any stock option or other stock-based award granted under the 2014 Incentive Plan is forfeited, cancelled, terminated, expires or lapses without having been exercised or paid in full, the shares subject to such awards will become available for future grant or sale under the 2014 Incentive Plan; provided that the following shares shall not become available for future grants: (i) shares not issued or delivered as a result of the net settlement of an outstanding stock appreciation right or stock option; (ii) shares used to pay the exercise price or withholding taxes related to an outstanding stock option or stock appreciation right; or (iii) shares repurchased on the open market with the proceeds of a stock option exercise price. The restricted stock issued, subject to outstanding awards or reserved under the 2014 Incentive Plan, will convert at the time of our initial public offering into shares of Class A common stock. As used herein and in the 2014 Incentive Plan, references to “common stock” mean, prior to the completion of this offering, our restricted stock and, following the completion of this offering, our Class A common stock.

•

Award limitations.    During the course of any fiscal year, the maximum number of shares subject to any award of stock options, stock appreciation rights, shares of restricted stock or other stock-based awards for which the grant of such award or the lapse of the relevant restricted period is subject to the attainment of performance goals, in each case, granted to any participant, shall not exceed 50% of the total share reserve under the 2014 Incentive Plan, provided that the maximum number of shares for all types of awards granted to any participant shall not exceed 50% of the share reserve during any fiscal year. The value of a cash payment to an individual made under an award with respect to a fiscal year shall not exceed $10,000,000.

•

Plan administration.    The 2014 Incentive Plan provides that the plan will be administered by the “Committee,” which is defined to include a committee of the directors appointed by the board of directors or, in the absence of such appointment, our board of directors. Our board of directors and/or the Committee has the authority to amend and modify the plan, subject to any shareholder approval required by law or exchange rules. Subject to the terms of our 2014 Incentive Plan, the Committee has the authority to determine the terms, conditions and restrictions, including vesting terms, the number of shares of common stock subject to an award and the performance measures applicable to awards granted under the 2014 Incentive Plan, amend any outstanding awards and construe and interpret the 2014 Incentive Plan and the awards granted thereunder. The Committee also has the ability to delegate its authority to grant awards and/or to execute agreements or other documents on behalf of the board of directors to one or more of our officers (to the extent permitted by applicable law and applicable exchange rules).

•

Stock options and stock appreciation rights.    The Committee may grant incentive stock options, non-qualified stock options and stock appreciation rights under our 2014 Incentive Plan, provided that incentive stock options can only be granted to eligible employees. Generally, the exercise price of stock options and stock appreciation rights will be fixed by the Committee and set forth in the award agreement, but in no event will the exercise price be less than 100% of the grant date fair market value of shares of our common stock. The term of a stock option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the grant date fair market value of shares of our common stock. Upon a participant’s termination of service for any reason other than cause, death or disability, the participant may exercise his or her option during the time period ending on the earlier of three months after such termination date or the term of the option. Upon a participant’s termination of service for death or disability, the participant (or his or her estate as applicable) may exercise his or her option during the time period ending on the earlier of 12 months after such termination date or the term of option. If a participant is terminated for cause, then all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable. Subject to the provisions of our 2014 Incentive Plan, the Committee will determine the remaining terms of the stock options and stock appreciation rights.

•

Restricted stock and restricted stock units.    The Committee will decide at the time of grant whether an award will be in restricted stock or restricted stock units. The Committee will also determine the number of shares subject to the award, vesting and the nature of any performance targets. Subject to the terms of the award agreement, (i) recipients of restricted stock will have voting rights and will be entitled to receive dividends with respect to their respective shares of restricted stock and (ii) the recipients of restricted stock units will have no voting rights or rights to receive dividends with respect to their respective restricted stock units. The award agreements with respect to the restricted stock granted to our executive officers as described above include voting and dividend rights.

•

Performance-based awards.    The Committee will determine the value of any performance-based award, the vesting and nature of the performance measures and whether the performance award is denominated or settled in cash, in common stock or in a combination of both. The performance goals applicable to a particular award will be determined by the Committee in writing prior to the beginning of the applicable performance period or at such later date as permitted under Section 162(m) of the Code and while the outcome of the performance goals are substantially uncertain. The performance goals will be objective and will include one or more of the following company-wide, parent, affiliate, subsidiary, division, business unit, corporate group or individual measures: revenue or revenue growth, diversity, economic value added, index comparisons, earnings or net income (before or after taxes), operating margin, peer company comparisons, productivity, profit margin, return on revenue, return on investment, return on capital, sales growth, return on assets, stock price, earnings per share, cash flow, free cash flow, working capital levels, working capital as a percentage of sales, days sales outstanding, months on hand, days payables outstanding, production levels or services levels, market share, costs, debt to equity ratio, net revenue or net revenue growth, gross revenue, base-business net sales, total segment profit, EBITDA, adjusted diluted earnings per share, earnings per share, gross profit, gross profit growth, adjusted gross profit, net profit margin, operating profit margin, adjusted operating profit, earnings or earnings per share before income tax (profit before taxes), net earnings or net earnings per share (profit after tax), compound annual growth in earnings per share, pretax income, expenses, capitalization, liquidity, results of customer satisfaction surveys, quality, safety, cost management, process improvement, inventory, total or net operating asset turnover, operating income, total shareholder return, compound shareholder return, return on equity, return on invested capital, pretax and pre-interest expense return on average invested capital, which may be expressed on a current value basis, or sales growth, marketing, operating or workplan goals. The applicable award agreement may provide for acceleration or adjustments to the performance targets.

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Vesting.    Subject to the limitations set forth in the 2014 Incentive Plan, the Committee will determine the vesting terms (including any performance targets) governing each award at the time of the grant.

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Transferability of awards.    Except as otherwise permitted by the Committee or the 2014 Incentive Plan, the 2014 Incentive Plan does not allow awards to be transferred; provided, however, that (i) certain awards may be transferable by will or by the laws of descent and distribution; (ii) the Committee may determine, in its sole discretion, at the time of grant or thereafter that a non-qualified stock option that is otherwise not transferable is transferable to a family member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee; and (iii) shares subject to awards made pursuant to other stock-based or cash-based awards may not be transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

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Adjustment for changes in capitalization.    In the event of a dissolution or liquidation of the Company, a sale of substantially all of the assets of the Company (in one or a series of transactions), a merger or consolidation of the Company with or into any other corporation (regardless of whether the Company is the surviving corporation), or a statutory share exchange involving capital stock of the Company, a divestiture, distribution of assets to shareholders (other than ordinary cash dividends), reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, stock combination or exchange, rights offering, spin-off or other relevant change, appropriate adjustments will be made in the number and price of shares subject to each outstanding award, as well as to the share limitations contained in the 2014 Incentive Plan.

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Change in control.    Unless otherwise provided in an award agreement, in the event of a participant’s termination without cause or good reason during the twelve-month period following a “change in control” (as defined in the 2014 Incentive Plan), all options and stock appreciation rights shall become immediately exercisable, and/or the period of restriction shall expire and the award shall vest immediately with respect to 100% of the shares of restricted stock, restricted stock units, and any other award, and/or all performance goals or other vesting criteria will be deemed achieved at 100% target levels and all other terms and conditions will be deemed met as of the date of the participant’s termination. In addition, in the event of a change in control, an award may be treated, to the extent determined by our board of directors to be permitted under Section 409A of the Code, in accordance with one of the following methods as determined by our board of directors in its sole discretion: (i) upon at least 10 days’ advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share received or to be received by other shareholders of the Company in the event; or (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2014 Incentive Plan, as determined by the board of directors in its sole discretion. In the case of any option or stock appreciation right with an exercise price that equals or exceeds the price paid for a share in connection with the change in control, the board of directors may cancel the option or stock appreciation right without the payment of consideration therefor. Except as noted above, the award agreements with respect to the restricted stock granted to our executive officers as described above provides for acceleration of all unvested shares of restricted stock upon a change in control.

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Acceleration.    Notwithstanding the terms of the applicable award agreement, our board of directors has the power to accelerate the time at which an award may first be exercised or the time during which an award, or any part thereof, will vest in accordance with the 2014 Incentive Plan.

•

Amendment, modification or termination of the 2014 Incentive Plan.    Our board of directors has the authority to amend, modify, terminate or suspend this 2014 Incentive Plan or amend any or all of the applicable award agreements made pursuant to the 2014 Incentive Plan to the extent permitted by law, subject to any stockholder approval required by law or exchange rules for certain amendments; provided that no termination, suspension or modification of the 2014 Incentive Plan may materially or adversely affect any right acquired by any award recipient prior to such termination, suspension or modification without the consent of the award recipient. Our 2014 Incentive Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless terminated earlier pursuant to the terms of the 2014 Incentive Plan.

Compensation of our directors

The officers of SunEdison who also serve as our directors will not receive additional compensation for their service as one of our directors. Our directors who are not officers or employees of SunEdison will receive compensation as “non-employee directors” as set by our board of directors.

Following the completion of this offering, our directors who are not employees of us or our Sponsor will receive the following fees for their service on our board of directors and its committees:

•	$50,000 annual board of directors cash retainer;

•	$20,000 additional cash retainer for the chairman of the Audit Committee and $7,500 additional cash retainer for each member of the Audit Committee; and

•

$12,500 additional cash retainer for the chairman of the Corporate Governance and Conflicts Committee and $5,000 additional cash retainer for each member of the Corporate Governance and Conflicts Committee.

In addition, following the completion of this offering, we expect that our directors who are not employees of us or our Sponsor will be awarded restricted stock units, or “RSUs,” for shares of common stock on an annual basis (as of the date of the annual stockholder meeting each year) in connection with their board service. Each year, RSUs are to be awarded in an amount such that the number of underlying shares of common stock has a total value of $150,000 on the date the award is granted (rounded to the nearest 100 shares), which vest on the first anniversary of the grant date. For newly elected or appointed outside directors that become directors on a date other than the date of the annual stockholder meeting, such directors would receive RSUs for a pro rata portion of the $150,000 total value.

Each member of our board of directors will be indemnified for their actions associated with being a director to the fullest extent permitted under Delaware law.

Security ownership of certain beneficial owners and management

The following table sets forth the beneficial ownership of:

•	our Class A common stock held by:

•	beneficial owners of 5% or more of our common stock,
•	each of our directors, director nominees and named executive officers, and
•	all of our directors, director nominees and executive officers, as a group; and

•	SunEdison Inc.’s common stock held by:

•	each of our directors, director nominees and named executive officers, and
•	all of our directors, director nominees and executive officers as a group.

The number of shares of our Class A common stock and percentage of combined voting power before and after completion of this offering is presented after giving effect to the Organizational Transactions and are based on the assumptions set forth in “Summary—The offering—Certain assumptions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Percentage of voting power is based on 109,509,668 shares of our Class A common stock outstanding as of the date of this prospectus or 314,318,184 shares of SunEdison Inc.’s common stock outstanding as of May 31, 2015, as applicable, plus any shares with respect to which voting or dispositive power may be acquired within 60 days of the date of this prospectus by a stockholder included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The number of shares of Class A common stock held by our executive officers on account of grants of restricted stock will be proportionally increased in the event we increase the number of shares being offered hereby and do not use such net proceeds therefrom to repurchase Class B units (and shares of Class B common stock). The following table does not reflect any shares of our Class A common stock that directors, officers, employees and certain other persons who are associated with us may purchase in this offering through the directed share program described under “Underwriting (conflicts of interest)” elsewhere in this prospectus.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o TerraForm Global, Inc., 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814. For further information regarding material transactions between us and certain of our stockholders, see “Certain relationships and related party transactions.”

	TerraForma Global, Inc.				SunEdison, Inc.
	Class A common stock		Voting power		(Parent company)
	Before offering	After offering	Before offering	After offering(1)	Common stock	Voting power

5% Stockholders:
SunEdison(2)	69,339,432	69,339,432	99.6%	98.4%
Renova(3)	—	11,313,850	*	0.2%
Entities affiliated with Everstream(4)	5,555,556	5,555,556	*	*

Directors, Director Nominees and Executive Officers:
Ahmad Chatila	—	—	*	*	587,140	*%
Carlos Domenech Zornoza(5)	1,341,368	1,341,368	*	*	512,849	*
Jeremy Avenier	536,547	536,547	*	*	29,000	*
Ismael Guerrero Arias	670,684	670,684	*	*	25,000	*
Yana Kravtsova	357,698	357,698	*	*	20,222	*
Francisco “Pancho” Perez Gundin	536,547	536,547	*	*	257,194	*
Martin Truong	357,698	357,698	*	*	242,185	*
Brian Wuebbels	536,547	536,547	*	*	239,987	*
Hanif “Wally” Dahya	—	—	*	*	—	*
Mark Florian	—	—	*	*	—	*
Mark Lerdal	—	—	*	*	—	*
Steven Tesoriere(6)	—	—	*	*	6,431,372	2.6%
Directors, director nominees and executive officers as a group (12 persons)	4,337,089	4,337,089			8,344,949	3.0%

*	Represents less than one percent.

(1)	We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and a pro rata portion of the structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Global LLC issuing Class A units to us. SunEdison Holdings Corporation would hold 98.1% of our combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

(2)	Represents shares of Class A common stock issuable to SunEdison Holdings Corporation, a wholly owned subsidiary of SunEdison, or “SHC.” SHC will not own any shares of Class A common stock immediately following this offering. However, SHC will own 69,339,432 Class B units of Global LLC, which are exchangeable (together with shares of our Class B common stock) for shares of our Class A common stock at any time following this offering. As a result, SHC may be deemed to beneficially own the shares of Class A common stock for which such Class B units are exchangeable. Upon completion of this offering, SHC will own 69,339,432 shares of our Class B common stock, representing all of our outstanding Class B common stock. Each share of our Class B common stock is entitled to 100 votes per share. The Class B common stock held by SHC will represent 98.4% of our combined voting power upon completion of this offering. The principal place of business for SunEdison and SHC is 13736 Riverport Drive, Suite 180, Maryland Heights, Missouri 63043.

(3)	Represents shares of Class A common stock that will be issued to Renova in connection with our completion of the Renova Transaction. Renova is a publicly traded company with its shares listed on the Sao Paulo Stock Exchange, and its address is Rua Barão de Caetité, 393-1° andar Centro, Caetité, Bahia, Brazil.

(4)	Represents 5,555,556 shares of Class A common stock held to be directly by Everstream Energy Capital Management LLC, or “Everstream Capital Management,” and/or one or more investment entities it controls or manages, upon exchange of Class D units issued by Global LLC in the Units Private Placements, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range listed on the cover of this prospectus. Everstream Capital Management is managed by a board of three managers, including Messrs. Peter Lee and Bruce Pflaum. Everstream Energy Capital Management Incentive Vehicle GP, LLC, or “Everstream Incentive GP,” is the general partner of Everstream Incentive LP. Messrs. Lee and Pflaum are the sole members of Everstream Incentive GP and, as a result, may be deemed to have beneficial ownership over such shares. Messrs. Lee and Pflaum disclaim beneficial ownership of the shares of Class A common stock held directly by Everstream Incentive LP and Everstream Capital Management (or such other affiliated investment entity), except to the extent of their pecuniary interest therein. The principal place of business for these entities and Mr. Pflaum is 420 Miller Avenue, Suite 102, Mill Valley, California 94941, and the principal place of business for Mr. Lee is c/o Everstream Energy Capital Management LLC, 350 State Highway 7, Suite 261, Excelsior, Minnesota 55331.

(5)	Does not include shares of Class A common stock indirectly owned based on Mr. Domenech’s 38.4% limited partnership interest in Everstream Incentive LP, an affiliate of Everstream Capital Management.

(6)	Mr. Tesoriere is a managing principal of Altai Capital Management, L.P. and manager of Altai Capital Management, LLC. Mr. Tesoriere disclaims beneficial ownership of the securities held by Altai Capital Management, L.P., except to the extent of his pecuniary interest.

Certain relationships and related party transactions

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Private Placements

On May 6, 2015, we raised $175.0 million from the sale to investment vehicles affiliated with Blackstone Alternative Solutions L.L.C., Everstream Opportunities Fund and Altai Capital Master Fund of 50,000, 100,000 and 25,000 Class D units of Global LLC for a cash purchase price of $50.0 million, $100.0 million and $25.0 million, respectively. Concurrently with the closing of this offering, these purchasers will receive on account of such Class D units a number of shares of our Class A common stock equal to the quotient of (x) the aggregate original cash purchase price of such Class D units and (y) 90% of the initial per share public offering price of Class A common stock. Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, these purchasers will receive an aggregate of 9,722,222 shares of our Class A common stock on account of their Class D units purchased in the Units Private Placements. Global will receive the same number of newly issued Class A units of Global LLC in connection with the issuance of its Class A common stock on account of the Class D units. Global LLC used the net proceeds from the sale of the Class D units to reduce its borrowings under the Bridge Facility to complete the acquisitions of projects from third parties and to reduce certain project-level indebtedness. Mr. Steven Tesoriere, a member of our Sponsor’s board of directors, is a managing principal of Altai Capital Management, L.P., which is the investment adviser of the associated investment fund that purchased Class D units in the Units Private Placements. In addition, Mr. Carlos Domenech Zornoza, our President and Chief Executive Officer, holds a 38.4% limited partnership interest in Everstream Incentive LP, which is associated with the investment fund that purchased Class D units in the Units Private Placements.

On June 9, 2015, we raised an additional $335.0 million from the sale of an aggregate of 335,000 Class D units of Global LLC to certain investors, including investment vehicles affiliated with Baron Funds, Capricorn Investment Group, GE, Glenview Capital Management and Kingdon Capital Management. Concurrently with the closing of this offering, these purchasers will receive on account of such Class D units a number of shares of our Class A common stock equal to the quotient of (x) the aggregate original cash purchase price of such Class D units and (y) 95% of the initial per share public offering price of Class A common stock. Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, these purchasers will receive an aggregate of 17,631,579 shares of our Class A common stock on account of their Class D units purchased in the Units Private Placements. Global will receive the same number of newly issued Class A units of Global LLC in connection with the issuance of its Class A common stock on account of the Class D units. Global LLC used the net proceeds from the sale of the Class D units to complete the acquisitions of projects from third parties and to reduce certain project-level indebtedness.

Concurrently with the execution of the unit purchase agreement, Global LLC entered into a registration rights agreement with the purchasers in the Units Private Placements, pursuant to which Global LLC will procure that such purchasers will be entitled to up to two long-form registrations on Form S-1 and five short-form registrations on Form S-3 (in each case, so long as the aggregate market value of the shares to be registered equals at least $20.0 million, or at least $10.0 million if the shares to be registered constitute all of the registrable securities held by such purchasers in the Units Private Placements), the right to demand a shelf registration statement be filed, and “piggyback” registration rights for shares of Class A common stock acquired pursuant to the Private Placements. All such demands are subject to an initial “Holdback Period” of 180 days following the initial public offering, during which the purchasers in the Units Private Placements may not request that we register the shares of Class A common stock. A demand registration may take any form, including an underwritten offering and a shelf registration, provided that the investors are only entitled to two long-form registrations and five short-form registrations (including takedowns from a resale shelf registration statement).

On June 9, 2015, Baron Funds and Zimmer Partners entered into a stock purchase agreement with Global in which they agreed to purchase $42.5 million and $25.0 million, respectively, of its Class A common stock at a price per share equal to the initial public offering price in a separate private placement transaction. These share purchases are subject to certain customary closing conditions and will be completed concurrently with the closing of this offering. Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, these purchasers will purchase an aggregate of 3,375,000 shares of our Class A common stock in this concurrent private placement.

We relied upon the “private placement” exemption from the registration requirements of the Securities Act, provided by Section 4(a)(2) thereof in connection with the sale of securities in the Private Placements. In that regard, we obtained representations from each of the purchasers that it was an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A promulgated under the Securities Act, and that it had such knowledge and experience in financial or business matters that such purchaser was capable of evaluating the merits and risk of an investment in our securities. In addition, the securities to be issued in connection with these transactions will bear a restrictive legend that prohibits their transfer without registration under the Securities Act unless an exemption is available.

Project Support Agreement

Immediately prior to the completion of this offering, Global LLC will enter into the Support Agreement with our Sponsor, pursuant to which our Sponsor will provide Global LLC the opportunity to acquire the Call Right Projects and a right of first offer with respect to the SunEdison ROFO Projects, as described below.

Call Right Projects

Pursuant to the Support Agreement, our Sponsor will provide us and our subsidiaries with the right, but not the obligation, to purchase certain clean energy projects from its project pipeline. We refer to these projects as the Call Right Projects. The Call Right Projects will consist of (i) a list of identified projects (including any Renova Backlog Project acquired by our Sponsor), (ii) other projects to be identified in the future that are both (a) located in China, India, Sub-Saharan African (including South Africa), South America (excluding Chile), Central America (excluding Mexico) and the Caribbean (excluding Puerto Rico), Malaysia, Thailand, Philippines, Indonesia or any other countries mutually agreed upon by the parties, or the “Approved Countries,” and (b) subject to a fully executed PPA (or expected to be subject to a fully executed PPA prior to the commencement of COD for such project) with a creditworthy counterparty. The price of the Call Right Projects will be determined by good faith negotiations between us and our Sponsor. The price for any Call Right Project that we determine to purchase will be the fair market value. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to agree, we and our Sponsor will engage a third-party advisor to determine the fair market value as described in more detail below.

The Support Agreement requires our Sponsor to add qualifying projects from its development pipeline to the Call Right Project list on a quarterly basis until we have been offered Call Right Projects that have the specified minimum amount of Projected FTM CAFD covered by the Support Agreement. In addition, our Sponsor will be permitted to remove a project from the list of Call Right Projects if it determines, in its reasonable discretion, that the project is unlikely to be successfully completed or, with respect to any operating Call Right Project, we have not exercised the call right for an identified project within twelve months. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

Our Sponsor’s commitment is to offer us Call Right Projects with aggregate Projected FTM CAFD of $1.4 billion through the fifth anniversary of the completion of this offering. If the aggregate amount of Projected FTM CAFD provided by our Sponsor during such period is less than $1.4 billion, our Sponsor has agreed that it will continue to offer sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied.

The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value and Projected FTM CAFD of each Call Right Project. In the case of the Call Right Projects that are added to the list in the future, this process, with respect to the price, will occur within a reasonable time after the new Call Right Project is added to the list of identified Call Right Projects. If we are unable to agree on a price or Projected FTM CAFD for a project within 90 calendar days after it is added to the list (or such shorter period as will still allow Global LLC to timely complete the relevant call right exercise process), we and our Sponsor, upon written notice from either party, will engage a third-party advisor to determine the price or Projected FTM CAFD of such project. We and our Sponsor will each pay 50% of the fees and expenses of any third-party advisor who is retained pursuant to the Support Agreement; provided that if we do not agree to purchase the project in question, we will be responsible for 100% of such fees and expenses. We have agreed to pay cash for each Call Right Project that we acquire, unless we and our Sponsor otherwise mutually agree. In the event our Sponsor receives a bona fide offer for a Call Right Project from a third party prior to the time we provide our Sponsor written notice of exercise of our right to purchase a Call Right Project, our Sponsor must give us notice of such offer in reasonable detail and we will have the right to acquire such Call Right Project on terms substantially similar to those our Sponsor could have obtained from such third party and at a price no less than the price specified in the third-party offer. If we decline to exercise our purchase right, our Sponsor will be permitted to sell the applicable project to a third party. Notwithstanding the foregoing, after the price for a Call Right Project has been agreed or determined and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Project to any third party without our consent.

We will be permitted to exercise our call right with respect to any Call Right Project identified in the Support Agreement at any time during the applicable call right period for that Call Right Project, which generally will begin on the date of the agreement with respect to identified projects or the date a project is added to the Call Right Project list, and will end 30 days prior to the project’s COD and, with respect to an operating Call Right Project, twelve months after such project is added to the Call Right Project list. If we exercise our option to purchase a Call Right Project under the Support Agreement, our Sponsor will be required to sell us that project on or about the date of its COD or such other date as may be agreed.

SunEdison ROFO Projects

The Support Agreement provides that our Sponsor will grant us a right of first offer with respect to any proposed sale or other transfer of any clean energy project or portfolio of projects developed by our Sponsor during the six-year period following the completion of this offering (other than Call Right Projects) located in any of the Approved Countries. We refer to these projects as the SunEdison ROFO Projects. Our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a SunEdison ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such SunEdison ROFO Project to a third party. If we and our Sponsor are unable to agree upon terms with respect to a SunEdison ROFO Project, our Sponsor will have the right to sell such project to a third party.

Our Sponsor will not be obligated to sell any of the SunEdison ROFO Projects and, therefore, we do not know when, if ever, any SunEdison ROFO Projects will be offered to, or acquired by, us. In addition, in the event that our Sponsor elects to sell SunEdison ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the projects to a third party (provided that the terms are no less favorable to our Sponsor than those offered to us) or not to sell the projects at all.

Our Sponsor will agree to not offer any of its projects located in the Approved Countries (other than Brazil) to TerraForm Power, a publicly traded subsidiary of our Sponsor that also owns and operates clean power assets.

Corporate Governance and Conflicts Committee

For as long as our Sponsor has voting control over us, any material action taken by us under the Support Agreement, including any termination or material amendment thereof, the exercise or waiver by us of any material rights thereunder and the material terms and conditions of any material agreement for the purchase and sale of a Call Right Project will require the prior approval of our Corporate Governance and Conflicts Committee.

Termination

We or our Sponsor will have the right to terminate the Support Agreement upon written notice if the other party materially breaches or defaults in the performance of its obligations under the Support Agreement or under any transaction agreement entered into by the parties in connection with any of the Call Right Projects or the SunEdison ROFO Projects, and such breach or default is continuing for 30 days after the breaching party has been given a written notice specifying such default or breach.

Project-level agreements

EPC and O&M contracts

While projects are under construction, in certain cases affiliates of our Sponsor will enter into EPC contracts with our project-level entities, and after they reach COD, in certain cases affiliates of our Sponsor will provide certain services to our project-level entities.

Under the EPC contracts for projects developed by our Sponsor, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completions, as well as market standard warranties, including performance ratio guaranties for periods that generally range between two and five years depending on the relevant market. The O&M contracts provide for the performance of preventive and corrective maintenance services for fees as defined in such agreements. The applicable Sponsor affiliates also provide a portfolio availability guarantee of 98% as to a majority of the solar photovoltaic projects that we own (on a megawatt basis), and contain related liquidated damage obligations. In certain cases, asset management contracts cover the provision of asset management services to the relevant project-level entity.

For the year ended December 31, 2014, our Sponsor received a total of approximately $159.4 million in compensation under the related EPC contracts and $1.1 million in compensation under the related O&M contracts. See “Management’s discussion and analysis of financial condition and results of operations—Key metrics—Operating metrics—Project availability” for a description of “project availability.”

Distribution payment agreement

Concurrently with the closing of the LAP Transaction, our Sponsor, certain of its affiliates, LAP Holdings, B.V. and Global will enter into a distribution payment agreement pursuant to which Global will receive cash distributions from the projects in the LAP portfolio. Global will receive cash distributions in respect of such projects from the closing of the LAP Transaction until the projects have been transferred to it, which will occur upon receipt of the lender consent.

Management Services Agreement

Immediately prior to the completion of this offering, we, Global LLC, Global Operating LLC and our Sponsor will enter into the Management Services Agreement pursuant to which our Sponsor will agree to provide or arrange for other service providers to provide management and administration services to us and our subsidiaries.

Services rendered

Under the Management Services Agreement, our Sponsor or certain of its affiliates will provide or arrange for the provision by an appropriate service provider of the following services:

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causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, compliance regulatory and reporting functions and obligations;

•	identifying, evaluating and recommending to us acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	recommending and implementing our business strategy, including potential new markets to enter;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•

recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to us suitable candidates to serve on the boards of directors or their equivalents of our subsidiaries;

•	making recommendations with respect to the exercise of any voting rights to which we are entitled in respect of our subsidiaries;

•	making recommendations with respect to the payment of dividends by us or any other distributions by us, including distributions by us to our stockholders;

•

monitoring and/or oversight of the applicable accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which we are sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•	attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of us, subject to approval by the relevant board of directors or its equivalent;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns;

•

causing our annual combined financial statements and quarterly interim financial statements and, as applicable, local statutory accounts to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

•

making recommendations in relation to and effecting the entry into insurance policies covering our assets, together with other insurances against other risks, including directors’ and officers’ insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for purposes of applicable securities laws;

•	providing individuals to act as senior officers as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent;

•	making recommendations to us regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time to time be agreed with us that are reasonably related to our day-to-day operations.

The services provided by our Sponsor will be subject to the supervision of our Corporate Governance and Conflicts Committee, and our Sponsor will only provide the services requested by the Corporate Governance and Conflicts Committee and will at all times comply with our conflicts of interest policy.

In addition, pursuant to the Management Services Agreement, we will, and will cause our subsidiaries to, use best efforts to have our Sponsor or an affiliate of our Sponsor act as the primary operation and maintenance and asset management counterparty for the projects in our portfolio on terms and conditions that are market standard and otherwise reasonably acceptable to us. The amounts paid by us in respect of such services will not exceed the fair market value of such services (determined as the price that would be applicable between an unrelated service provider and recipient). Notwithstanding the foregoing, (i) if, in the good-faith determination of one of our senior executive officers, it would be commercially unreasonable to engage our Sponsor to provide operating and maintenance or asset management services or (ii) with respect to projects located in markets or utilizing technologies where our Sponsor does not provide operation and maintenance services or asset management services, we may engage third parties for such services.

Non-compete

Other than with the approval of our Sponsor, after the effective date of the Management Services Agreement each of Global, Global LLC and Global Operating LLC have agreed that it and its affiliates will not, and will not agree to, directly or indirectly, engage in certain activities competitive with SunEdison’s power project development and construction business. These activities include:

•	engaging in, providing financing for or arranging any power generation project development activity;

•

acquiring, purchasing, obtaining or investing in any equity or other ownership interest of any other person engaged in the business of developing or constructing power generation projects, or the “Power Development or Construction Business,” except if, in connection with such acquisition, purchase or investment, our Sponsor acquires, purchases or invests in, as applicable, at fair market value, all or the relevant part of such Power Development or Construction Business;

•

engaging in any commercial activities, negotiations, planning, exploratory or strategic discussions or other similar activities that relate to, or are otherwise designed to facilitate, finance, induce or otherwise assist any person (other than the Sponsor or its designee) in the development or construction of any power project;

•

prior to the project’s construction completion, making any payment to any person (other than the Sponsor or its designee) to facilitate, finance, induce or otherwise assist the construction of a power generation project, except with the prior written consent of the Sponsor; or

•	engaging in the business of providing operation and maintenance services or asset management services for power generation projects or assets.

If the Management Services Agreement is terminated, the non-competition provisions will continue to survive indefinitely.

In addition, Global agrees that it will not, and shall cause its affiliates not to, solicit or induce (or attempt to solicit or induce) any employees of SunEdison to terminate his or her employment with SunEdison.

Notwithstanding anything to the contrary in the Management Services Agreement, we will be able to negotiate, structure and sign definitive legal agreements, make milestone payments and finance the acquisition of power development projects provided we do not make any payments in connection with such projects before such projects’ construction completion.

Management fee

As consideration for the services provided or arranged for by our Sponsor pursuant to the Management Services Agreement, we will pay our Sponsor a base management fee as follows: (i) 2.5% of Global LLC’s CAFD in each of 2016, 2017 and 2018; and (ii) an amount equal to our Sponsor’s or other service provider’s actual cost for providing services pursuant to the terms of the Management Services Agreement in 2019 and thereafter. We and our Sponsor may agree to adjust the management fee as a result of a change in the scope of services provided under the Management Services Agreement.

We may amend the scope of the services to be provided by our Sponsor under the Management Services Agreement, including reducing the number of our subsidiaries that receive services or otherwise, by providing 180 days’ prior written notice to our Sponsor, provided that the scope of services to be provided by our Sponsor under the Management Services Agreement cannot be increased without our Sponsor’s prior written consent. If the parties are unable to agree on a revised base management fee, we may terminate the agreement after the end of such 180-day period by providing 30 days’ prior written notice to our Sponsor, provided that any decision by us to terminate the Management Services Agreement in such event must be approved by all members of our Corporate Governance and Conflicts Committee.

Reimbursement of expenses and certain taxes

We will be required to pay or reimburse our Sponsor or other service provider for all sales, use, value added, withholding or other similar taxes or customs duties or other governmental charges levied or imposed by reason of the Management Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital gains taxes or other similar taxes payable by our Sponsor or other service provider, which are personal to our Sponsor or other service provider, or to the extent any taxes or other governmental charges relate to the provision of services by our Sponsor or other service provider pursuant to the Management Services Agreement. We will not be required to reimburse our Sponsor or other service provider for any third-party out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services nor will we be required to reimburse our Sponsor for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for us or overhead for such persons.

Amendment

Any material amendment, supplement to or waiver of the Management Services Agreement (including any proposed material change to the scope of services to be provided by our Sponsor thereunder and any related change in our Sponsor’s management fee) must be approved by our Corporate Governance and Conflicts Committee.

Termination

The Management Services Agreement will not have a fixed term. However, we will be able to terminate the Management Services Agreement upon 90 days’ prior written notice of termination from us to our Sponsor if any of the following occurs:

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our Sponsor defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to our Sponsor;

•	our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement against us that results in material harm to us;

•	our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us;

•	certain events relating to the bankruptcy or insolvency of our Sponsor, us, Global LLC or Global Operating LLC;

•	a “change of control” (as defined in the Management Services Agreement); or

•	on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock.

Except as set forth in this section and above in “—Management fee,” we will not have a right to terminate the Management Services Agreement for any other reason. We will only be able to terminate the Management Services Agreement with the prior approval of all our independent directors.

Our Management Services Agreement will expressly provide that the agreement may not be terminated by us due solely to the poor performance or the under-performance of any of our operations or any of our, or our subsidiaries’ investments made upon the recommendation of our Sponsor or other service provider. Nothing in the Management Services Agreement will limit our right to terminate project-level EPC, O&M or asset management agreements in case of under-performance or breach thereunder.

Our Sponsor will be able to terminate the Management Services Agreement upon 90 days’ prior written notice of termination to us upon the occurrence of the following: (i) we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us; (ii) certain events relating to our bankruptcy or insolvency; or (iii) on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock. Our Sponsor will also be able terminate the Management Services Agreement upon the occurrence of certain events relating to our bankruptcy or insolvency.

Indemnification and limitations on liability

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that we take in following or declining to follow the advice or recommendations of our Sponsor. The maximum amount of the aggregate liability of our Sponsor or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of our Sponsor or any of its affiliates, will be equal to the base management fee previously paid by us in the two most recent calendar years pursuant to the Management Services Agreement (except in 2015, where the cap on liability will be equal to the base management fee for the calendar year 2016). We have also agreed to indemnify each of our Sponsor and other service recipients and their respective affiliates, directors, officers, agents, members, partners, stockholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses have resulted from the indemnified person’s bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Management Services Agreement, the indemnified persons will not be liable to us to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Repowering Services Agreement

Immediately prior to the completion of this offering, Global, Global LLC and Global Operating LLC, collectively, the “Service Recipients,” will enter into a Repowering Services Agreement with our Sponsor, pursuant to which our Sponsor will be granted a right of first refusal to provide certain services, including (i) repowering power generation projects and related services provided to analyze, design and replace or improve any of the power generation projects through the modification of the relevant energy system or the installation of new components, but excluding any maintenance and (ii) providing such other services as may from time to time be reasonably requested by the Service Recipients related to any such repowerings, collectively, the “Repowering Services.” The Service Recipients must provide written notice to our Sponsor stating their intent to engage a person to provide one or more of the Repowering Services and specify the material terms and conditions, including a fair market value fee to be paid for the Repowering Services to be provided. Upon request of the Sponsor, the Service Recipients must provide a breakdown of the fair market value fee for relevant parts of the Repowering Services and the supply of relevant components as would be standard in the relevant market. Our Sponsor will have 15 business days, or the “ROFR Notice Period,” to respond to such written notice and agree to provide all or a portion of the requested Repowering Services or to supply the relevant components required for the Repowering Services.

If our Sponsor fails to respond to the notice from the Service Recipient within the ROFR Notice Period it will be deemed to have waived its rights to provide, or arrange for the provision of, the Repowering Services. The Service Recipient may then, during the 45-day period following the expiration of the ROFR Notice Period, engage another person to perform the Repowering Services on terms and conditions not more favorable than those specified in the notice provided to our Sponsor. If the Service Recipient does not engage a third party to perform the Repowering Services within such 45-day period, or if the Repowering Services are not commenced within three months from the expiration of the ROFR Notice Period, our Sponsor’s right of first refusal will be deemed to be revived and the provisions of such Repowering Services may not be offered to any third party unless first re-offered to our Sponsor.

Investment Agreements

On December 22, 2014, Global LLC entered into an investment agreement, or the “Investment Agreement,” with our Sponsor pursuant to which our Sponsor agreed to (i) provide support with respect to the interest payment obligations due under the Bridge Facility and (ii) contribute certain enumerated projects to Global LLC. On December 22, 2014, Global LLC, our Sponsor and SunEdison Holdings Corporation entered into a direct agreement with JPMorgan Chase Bank, N.A., the collateral agent under the Bridge Facility, pursuant to which we have assigned all of our rights, title and interest under the Investment Agreement to the collateral agent under the Bridge Facility for the benefit of the lenders.

Our Sponsor has agreed to make all interest payments under the Bridge Facility until all obligations under the credit agreement governing the Bridge Facility have been satisfied. This agreement is subject to termination in the event either (i) the Bridge Facility is repaid in full or (ii) the Sponsor has fulfilled its obligation to contribute all of the projects enumerated in the Investment Agreement, as amended and in effect from time to time.

Immediately prior to the completion of this offering, we will enter into an agreement, or the “Project Investment Agreement,” pursuant to which our Sponsor will agree to contribute to us the Bora Bora wind project in India, the NPS Star and WXA solar projects in Thailand and the Del Litoral and EI Naranjal solar projects in Uruguay, all of which are under construction. The Project Investment Agreement will set forth project contribution deadlines and the projected CAFD associated with each such project. In the event that a specified project cannot be contributed by the applicable contribution deadline, our Sponsor will have the right to contribute a substitute project or projects so long as the aggregate projected CAFD of all projects contributed or scheduled to be contributed pursuant to the Project Investment Agreement equals or exceeds the CAFD threshold provided for in the agreement. We will cause the project companies to either repay or arrange the refinancing of any construction financing owed by them at COD.

Interest Payment Agreement

Immediately prior to the completion of this offering, Global LLC and Global Operating LLC will enter into the Interest Payment Agreement with our Sponsor and SunEdison Holdings Corporation, pursuant to which our Sponsor will agree to pay an aggregate amount equal to all of the scheduled interest on the Senior Notes until December 31, 2016 and up to an aggregate amount of $40 million in 2017, $30 million in 2018, $20 million in 2019 and $10 million in 2020, plus any interest due on any payment not remitted when due. Our Sponsor will not be obligated to pay any amounts due under such senior indebtedness in connection with an acceleration of the payment of the principal amount of such indebtedness. Global LLC will be entitled to set off any amounts owing by SunEdison pursuant to the Interest Payment Agreement against any and all sums owed by Global LLC to SunEdison under the distribution provisions of the amended and restated operating agreement of Global LLC, and Global LLC may pay such amounts to Global Operating LLC.

The Interest Payment Agreement terminates upon payment by SunEdison of all amounts owing thereunder. It may, however, be terminated prior to that by mutual written agreement of our Sponsor and Global Operating LLC and will automatically terminate upon the repayment in full of the outstanding principal amount of the Senior Notes or a change of control of us, Global LLC or Global Operating LLC. The agreement may also be terminated at the election of our Sponsor, Global LLC or Global Operating LLC if any of them experiences certain events relating to bankruptcy or insolvency. Any decision by Global LLC or Global Operating LLC to terminate the Interest Payment Agreement must have the prior approval of a majority of the members of our Corporate Governance and Conflicts Committee.

Amended and Restated Operating Agreement of Global LLC

Immediately prior to the completion of this offering, the operating agreement of Global LLC will be amended and restated to authorize three classes of units (the Class A units, the Class B units and the Class B1 units) and to appoint us as the sole managing member of Global LLC. The following is a description of the material terms of Global LLC’s amended and restated operating agreement.

Governance

Global will serve as the sole managing member of Global LLC. As such, Global, and effectively our board of directors, will control the business and affairs of Global LLC and be responsible for the management of its business. No other member of Global LLC, in its capacity as such, will have any authority or right to control the management of Global LLC or to bind it in connection with any matter. Any material amendment, supplement or waiver of the Global LLC operating agreement must be approved by a majority of our Corporate Governance and Conflicts Committee.

Amendments

The operating agreement of Global LLC may be amended, supplemented, waived or modified by our written consent, in our sole discretion, without the approval of any other person, however, no amendment may (i) modify the limited liability of any member, or increase the liabilities or obligations of any member, in each case, without the consent of each such affected member or (ii) materially and adversely affect the rights of a holder of Class A units, Class B units or Class B1 units, in their capacity as holders of Class A units, Class B units or Class B1 units, in relation to other classes of equity securities of Global LLC, without the consent of the holders of a majority of such classes of units. So long as we are the managing member, any such material amendment, supplement or waiver must be approved by a majority of our Corporate Governance and Conflicts Committee. Notwithstanding the foregoing, we may, without the written consent of any other member or any other person, amend, supplement, waive or modify any provision of Global LLC’s operating agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to:

•

reflect any amendment, supplement, waiver or modification that we determine is necessary or appropriate in connection with the creation, authorization or issuance of any class of units or other equity securities in Global LLC or other Global LLC securities in accordance with the Global LLC operating agreement;

•	reflect the admission, substitution, withdrawal or removal of members in accordance with the Global LLC operating agreement;

•	reflect a change in Global LLC’s name, the location of its principal place of business, its registered agent or its registered office;

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reflect a change in Global LLC’s fiscal or taxable year and any other changes that we determine to be necessary or appropriate as a result of a change in Global LLC’s fiscal or taxable year, including a change in the dates on which Global LLC is to make distributions; or

•	cure any ambiguity, mistake, defect or inconsistency.

Voting rights

The Class A units, Class B units and Class B1 units will not have any voting rights.

Exchange rights of members; automatic conversion

Global LLC will issue Class A units, which may only be issued to Global, as the sole managing member, and Class B units, which may only be issued and held by our Sponsor or its controlled affiliates. Additionally, we will establish the Class B1 units which may be issued in connection with a reset of incentive distribution levels (see “—Distributions—IDRs—IDR holders’ right to reset incentive distribution levels”), or in connection with acquisitions from our Sponsor or third parties.

Each Class B unit and each Class B1 unit of Global LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, will be exchangeable at any time for a share of our Class A common stock, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the amended and restated operating agreement of Global LLC and any applicable exchange agreement. When a holder surrenders Class B units or Class B1 units of Global LLC and a corresponding number of shares of Class B common stock or Class B1 common stock for shares of our Class A common stock, (i) Global LLC will cancel the Class B units or Class B1 units as applicable, (ii) Global LLC or will issue additional Class A units to us, (iii) we will redeem and cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “—Exchange Agreement.”

Distributions

Global LLC’s amended and restated operating agreement will provide that, distributions by Global LLC will be allocated and made to holders of units:

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of cash in respect of a specific quarter, as described below under the captions “—Distributions during the Subordination Period,” “—Distributions after the Subordination Period” and “—IDRs” in accordance with the respective number of membership units of Global LLC held; and

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in respect of all other distributions (e.g. distributions in respect of a winding-up, liquidation and extraordinary transactions), in accordance with the respective number of membership units of Global LLC held.

Subordination

General

Global LLC’s amended and restated operating agreement will provide that, during the Subordination Period (as described below), the Class A units and Class B1 units (if any) will have the right to receive quarterly distributions in an amount equal to $0.2750 per unit, which amount is defined as the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution on the Class A units and Class B1 units from prior quarters, before any distributions may be made on the Class B units. The Class B units are deemed “subordinated” because for a period of time, referred to as the “Subordination Period,” the Class B units will not be entitled to receive any distributions from Global LLC until the Class A units and Class B1 units have received the Minimum Quarterly Distribution plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. Furthermore, no arrearages will be paid on the Class B units. The practical effect of the subordinated Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units and Class B1 units.

The subordination of the Class B units is in addition to the Distribution Forbearance Provisions applicable to the Class B units described below under the caption “—Distribution Forbearance Provisions.”

Subordination Period

The “Subordination Period” means the period beginning on the closing date of this offering and extending until each of the following tests has been met, which will be a minimum three-year period ending no earlier than the beginning of the period for which a distribution is paid for the first quarter of 2018:

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distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units equaled or exceeded $1.1000 per unit (the annualized Minimum Quarterly Distribution) for each of three non-overlapping, four-quarter periods immediately preceding that date;

•

the CAFD generated during each of three non-overlapping, four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.1000 per unit (the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the Minimum Quarterly Distribution on the Class A units or Class B1 units.

Early termination of Subordination Period

Notwithstanding the foregoing, the Subordination Period will automatically terminate when each of the following tests has been met:

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distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units equaled or exceeded $1.6500 per unit (150.0% of the annualized Minimum Quarterly Distribution) for the four-quarter period immediately preceding that date;

•

the CAFD generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.6500 per unit (150.0% of the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units during such four-quarter period on a fully diluted basis, and (ii) the corresponding distributions on the IDRs during such four-quarter period; and

•	there are no arrearages in payment of the Minimum Quarterly Distributions on the Class A units or Class B1 units.

Distributions during the Subordination Period

If Global LLC makes a distribution of cash in respect of any specific quarter ending before the end of the Subordination Period, its amended and restated operating agreement will require that it make the distribution in the following manner:

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first, to the holders of Class A units and Class B1 units, pro rata, until Global LLC distributes for each Class A unit and Class B1 unit an amount equal to the Minimum Quarterly Distribution for that quarter and any arrearages in payment of the Minimum Quarterly Distribution on such units for any prior quarters;

•

second, subject to the Distribution Forbearance Provisions applicable to the Class B units, to the holders of Class B units, pro rata, until Global LLC distributes for each Class B unit an amount equal to the Minimum Quarterly Distribution for that quarter; and

•	thereafter, in the manner described in “—IDRs” below.

Distributions after the Subordination Period

When the Subordination Period ends, each outstanding Class B unit will then participate pro rata with the Class A units and Class B1 units in distributions, subject to the Distribution Forbearance Provisions applicable to the Class B units. Once the Subordination Period ends, it does not recommence under any circumstances.

If Global LLC makes distributions of cash in respect of any specific quarter ending after the expiration of the Subordination Period, its amended and restated operating agreement will require that it make the distribution in the following manner:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until Global LLC distributes for each unit an amount equal to the Minimum Quarterly Distribution for that quarter, subject to the Distribution Forbearance Provisions applicable to the Class B units; and

•	thereafter, in the manner described in “—IDRs” below.

IDRs

General

IDRs represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of Global LLC’s quarterly distributions after the Minimum Quarterly Distribution and the target distribution levels have been achieved. Our Sponsor will hold the IDRs upon completion of this offering, and will be able to transfer the IDRs as described under “—Transferability of IDRs” below.

Initial IDR structure

If in respect of any specific quarter:

•

Global LLC has made cash distributions to the holders of its Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units in an amount equal to the Minimum Quarterly Distribution; and

•	Global LLC has distributed cash to holders of Class A units and holders of Class B1 units in an amount necessary to eliminate any arrearages in payment of the Minimum Quarterly Distribution;

then, subject to the Distribution Forbearance Provisions, Global LLC will make additional cash distributions in respect of that specific quarter among holders of its Class A units, Class B units, Class B1 units and the IDRs in the following manner:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives a total of $0.3163 per unit for that quarter, or the “First Target Distribution” (115.0% of the Minimum Quarterly Distribution);

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $0.3438 per unit for that quarter, or the “Second Target Distribution” (125.0% of the Minimum Quarterly Distribution);

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $0.4125 per unit for that quarter, or the “Third Target Distribution” (150.0% of the Minimum Quarterly Distribution); and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

The Global LLC amended and restated operating agreement prohibits distributions on the IDRs unless CAFD since the closing of this offering exceeds the amount of CAFD distributed as of the date of the determination.

The following table illustrates the percentage allocations of distributions of cash in respect of a specific quarter between the holders of Class A units, Class B units, Class B1 units and the IDRs based on the specified target distribution levels. The amounts set forth under the column heading “Marginal percentage interest in distributions” are the percentage interests of the holders of Class A units, Class B units, Class B1 units and the IDRs in any distributions Global LLC makes up to and including the corresponding amount in the column “Total quarterly distribution per unit.” The percentage interests set forth below assume there are no arrearages on Class A units or Class B1 units and the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

						Marginal percentage interest in distributions
	Total quarterly distribution per unit					Unitholders	IDR holders
Minimum Quarterly Distribution			up to $	0.2750	(1)	100.0%	0.0%
First Target Distribution	above $	0.2750	up to $	0.3163	(2)	100.0%	0.0%
Second Target Distribution	above $	0.3163	up to $	0.3438	(3)	85.0%	15.0%
Third Target Distribution	above $	0.3438	up to $	0.4125	(4)	75.0%	25.0%
Thereafter	above $	0.4125				50.0%	50.0%

(1)	This amount is equal to the Minimum Quarterly Distribution.

(2)	This amount is equal to 115.0% of the Minimum Quarterly Distribution.

(3)	This amount is equal to 125.0% of the Minimum Quarterly Distribution.

(4)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.

IDR holders’ right to reset incentive distribution levels

Our Sponsor, as the holder of the IDRs, has the right after Global LLC has made cash distributions in excess of the Third Target Distribution level (i.e., 75.0% to holders of units and 25.0% to the holder of the IDRs) for four consecutive quarters, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. See “—Post-reset IDRs” below.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised at any time after the expiration or termination of the Subordination Period, when Global LLC has made cash distributions in excess of the then-applicable Third Target Distribution level for the prior four consecutive fiscal quarters. At the sole discretion of the holder of the IDRs, the right to reset may be exercised without the approval of the holders of Global LLC units, Global, as manager of Global LLC, or the board of directors (or any committee thereof) of Global.

The reset target distribution levels will be higher than the most recent per unit distribution level and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per Class A unit, Class B1 unit and Class B unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if Global LLC were to issue additional units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and Global LLC were to issue additional units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding units and the percentage interest of the IDRs above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. Our Sponsor could exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per unit, taking into account the existing levels of incentive distribution payments being made.

The holders of IDRs will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that Global LLC make cash distributions in excess of the then-applicable Third Target Distribution for the prior two consecutive fiscal quarters, a minimum of two quarters must elapse between each reset.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our Sponsor of incentive distribution payments based on the target distribution levels prior to the reset, our Sponsor will be entitled to receive a number of newly issued Global LLC Class B1 units and shares of Class B1 common stock based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the IDRs for the two consecutive quarters immediately prior to the reset event as compared to the cash distribution per unit in such quarters.

The number of Class B1 units and shares of Class B1 common stock to be issued in connection with a resetting of the Minimum Quarterly Distribution amount and the target distribution levels then in effect would equal the quotient determined by dividing (x) the average aggregate amount of cash distributions received in respect of the IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per Class A unit, Class B1 unit and Class B unit during each of these two quarters.

Post-reset IDRs

Following a reset election, a baseline Minimum Quarterly Distribution amount will be calculated as an amount equal to the average cash distribution amount per Class A unit, Class B1 unit and Class B unit for the two consecutive fiscal quarters immediately preceding the reset election, which amount we refer to as the “Reset Minimum Quarterly Distribution,” and the target distribution levels will be reset to be correspondingly higher than the Reset Minimum Quarterly Distribution. Following a resetting of the Minimum Quarterly Distribution amount, Global LLC would, subject to the Distribution Forbearance Provisions, make distributions of cash in respect of specific quarters ending after the reset date as follows:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives an amount per unit for that quarter equal to 115.0% of the Reset Minimum Quarterly Distribution;

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 125.0% of the Reset Minimum Quarterly Distribution;

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 150.0% of the Reset Minimum Quarterly Distribution; and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

Because a reset election can only occur after the Subordination Period expires, the Reset Minimum Quarterly Distribution will have no significance except as a baseline for the target distribution levels after our Sponsor effectuates an IDR reset.

The following table illustrates the percentage allocation of Global LLC distributions of cash in respect of a specific quarter between the holders of Class A units, Class B1 units, Class B units and the IDRs at various distribution levels (i) pursuant to the distribution provisions of Global LLC’s amended and restated operating agreement that will be in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the average distribution amount per common unit during the two quarters immediately preceding the reset election was $0.5000. This illustration assumes the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

	Quarterly distribution per Class A unit prior to reset				Holders of Class A units	IDRs holders	Quarterly distribution per Class A unit following hypothetical reset
Minimum Quarterly Distribution			up to $	0.2750(1)	100.0%	0.0%	up to $0.5000(5)
First Target Distribution	above $	0.2750	up to $	0.3163(2)	100.0%	0.0%	above $0.5000(6)	up to $0.525
Second Target Distribution	above $	0.3163	up to $	0.3438(3)	85.0%	15.0%	above $0.5750(7)	up to $0.625
Third Target Distribution	above $	0.3438	up to $	0.4125(4)	75.0%	25.0%	above $0.6250(8)	up to $0.750
Thereafter	above $	0.4125			50.0%	50.0%	above $0.7500

(1)	This amount is equal to the Minimum Quarterly Distribution.

(2)	This amount is equal to 115.0% of the Minimum Quarterly Distribution.

(3)	This amount is equal to 125.0% of the Minimum Quarterly Distribution.

(4)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.

(5)	This amount is equal to the hypothetical Reset Minimum Quarterly Distribution.

(6)	This amount is equal to 115.0% of the hypothetical Reset Minimum Quarterly Distribution.

(7)	This amount is equal to 125.0% of the hypothetical Reset Minimum Quarterly Distribution.

(8)	This amount is equal to 150.0% of the hypothetical Reset Minimum Quarterly Distribution.

The following table illustrates the total amount of Global LLC distributions of cash in respect of a specific quarter that would be distributed to holders of Class A units, Class B units, and the IDRs, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 109,509,668 Class A units outstanding and 69,339,432 Class B units outstanding and the average distribution to each common unit would be $0.5000 for the two quarters prior to the reset. This illustration assumes the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

	Prior to reset
	Quarterly distribution per unit				Distributions to holders of units	Distributions to holders of IDRs	Total distributions
Minimum Quarterly Distribution			up to $	0.2750	$49,183,502	$—	$49,183,502
First Target Distribution	above $	0.2750	up to $	0.3163	7,377,525	—	7,377,525
Second Target Distribution	above $	0.3163	up to $	0.3438	4,918,350	867,944	5,786,294
Third Target Distribution	above $	0.3438	up to $	0.4125	12,295,876	4,098,625	16,394,501
Thereafter	above $	0.4125			15,649,296	15,649,296	31,298,592

					$89,424,550	$20,615,866	$110,040,415

The following table illustrates the total amount of Global LLC distributions of cash in respect of a specific quarter that would be distributed to holders of units and the IDRs, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 109,509,668 Class A units outstanding, 69,339,432 Class B units outstanding and 41,231,731 Class B1 units outstanding and the average distribution to each unit would be $0.5000. The number of Class B1 units to be issued upon the reset was calculated by dividing (i) the amount received in respect of the IDRs for the quarter prior to the reset as shown in the table above, or $20,615,866, by (ii) the cash distributed on each unit for the quarter prior to the reset as shown in the table above, or $89,424,550. This illustration assumes the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

	After hypothetical reset
	Quarterly distribution per unit				Distributions to holders of units existing prior to reset	Distributions to holders of new Class B1 units(1)	Distributions to holders of IDRs	Total distributions
Minimum Quarterly Distribution			up to $	0.5000	$89,424,550	$20,615,866	$—	$110,040,415
First Target Distribution	above $	0.5000	up to $	0.5750	—	—	—	—
Second Target Distribution	above $	0.5750	up to $	0.6250	—	—	—	—
Third Target Distribution	above $	0.6250	up to $	0.7500	—	—	—	—
Thereafter	above $	0.7500			—	—	—	—

					$89,424,550	$20,615,866	$—	$110,040,415

(1)	Represents distributions in respect of the Class B1 units issued upon the reset.

Transferability of IDRs

Our Sponsor may sell, transfer, exchange, pledge or otherwise dispose of the IDRs to any third party, including pledging the IDRs as collateral to secure indebtedness. Our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms.

Adjustment to the Minimum Quarterly Distribution and target distribution levels

If Global LLC combines its common units into fewer common units or subdivides its common units into a greater number of common units, its amended and restated operating agreement will specify that the Minimum Quarterly Distribution and the target distribution levels will be proportionately adjusted.

For example, if a two-for-one split of the common units should occur, the Minimum Quarterly Distribution and the target distribution levels would each be reduced to 50.0% of its initial level. Global LLC will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, Global LLC or any of its subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for United States federal, state, local or non-U.S. income or withholding tax purposes, Global, as manager of Global LLC, may, in its sole discretion, reduce the Minimum Quarterly Distribution and the target distribution levels for each quarter by multiplying (a) each distribution level times (b) the quotient obtained by dividing (i) CAFD for that quarter by (ii) the sum of CAFD for that quarter, plus our estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distribution Forbearance Provisions

During the Distribution Forbearance Period (as defined below) Global LLC’s amended and restated operating agreement will limit distributions of cash in respect of a specific quarter to Class B units as follows:

•

the Class B units will not, under any circumstances, be entitled to receive any distributions with respect to the third and fourth quarter of 2015 (i.e., distributions declared on or prior to March 31, 2016); and

•

thereafter, until the end of the Distribution Forbearance Period, the Class B units will not be entitled to receive any distributions to the extent the holders of Class A units and Class B1 units have not received distributions in an amount equal to the Minimum Quarterly Distribution plus any arrearages in the payment of Minimum Quarterly Distributions from prior quarters.

We refer to the forgoing provisions as the “Distribution Forbearance Provisions.”

The “Distribution Forbearance Period” begins on the date of the closing of this offering and ends on the later of March 31, 2016 or the date that the Completed CAFD Amount exceeds the CAFD Forbearance Threshold.

Any distributions forgone by the holders of Class B units pursuant to the Distribution Forbearance Provisions will not be distributed to holders of other classes of units and will not constitute an arrearage on the Class B units. After the date on which the Distribution Forbearance Period ends, distributions will be made to holders of Class B units in accordance with the respective number of units as described above under “—Distributions During the Subordination Period,” “—Distribution after the Subordination Period” and “—IDRs.”

For purposes of the amended and restated operating agreement:

•

“As Delivered CAFD” means, with respect to any of the Contributed Construction Projects (or any substitute project) transferred to us by our Sponsor, the CAFD projected, as of such project’s COD, to be generated by such project in the 12 months after such project’s COD taking into account, among other things, the project finance structure, the as-built system size and the production level and will be determined by mutual agreement between us and our Sponsor;

•	“CAFD Forbearance Threshold” means $72.1 million;

•

“Closed Acquisition CAFD” with respect to any Pending Acquisition (or any substitute project), the CAFD projected, as of the later of such project’s COD or the date we acquire such project, to be generated by such project in the 12 months after such date taking into account, among other things, the project finance structure, the system size and the production level and will be determined by mutual agreement between us and our Sponsor; and

•

“Completed CAFD Amount” means the sum of the (a) the As Delivered CAFD (as defined above), as of the first day of such quarter, with respect to the Contributed Construction Projects and any substitute projects contributed by our Sponsor to Global LLC in the event any of the identified projects fails to achieve COD, and (b) the Closed Acquisition CAFD (as defined above), as of the first day of such quarter, with respect to the Pending Acquisitions (and any substitute projects identified by our Sponsor in the event any of the identified Pending Acquisitions is not acquired).

Coordination of Global and Global LLC

At any time Global issues shares of its Class A common stock for cash, the net proceeds therefrom will promptly be transferred to Global LLC and Global LLC will either:

•	transfer newly issued Class A units of Global LLC to Global; or

•	use such net proceeds to purchase Class B units of Global LLC from our Sponsor, which Class B units will automatically convert into Class A units of Global LLC when transferred to Global.

In the event Global issues shares of Class A common stock that are subject to forfeiture or cancellation (e.g., restricted stock), the corresponding Class A units will be issued subject to similar forfeiture or cancellation provisions.

In the event Global LLC purchases a Class B unit or a Class B1 unit of Global LLC from the holder thereof, Global will automatically redeem and cancel the corresponding share of its Class B common stock or Class B1 common stock, as applicable.

If Global issues other classes or series of equity securities, Global LLC will issue, and Global will use the net proceeds from such issuance of other classes or series of equity security to purchase, an equal amount of units with designations, preferences and other rights and terms that are substantially the same as Global’s newly issued equity securities. If Global elects to redeem or purchase any shares of its Class A common stock (or its equity securities of other classes or series other than shares of its Class B common stock or Class B1 common stock), Global LLC will, immediately prior to such redemption, redeem or purchase an equal number of Class A units (or its units of the corresponding classes or series) held by Global, upon the same terms and for the same price, as the shares of Class A common stock (or equity securities of such other classes or series) so redeemed.

Issuances and transfer of units

Class A units may only be issued to Global, as the sole managing member of Global LLC, and are non-transferable except upon redemption by Global LLC. Class B units may only be issued to our Sponsor and its controlled affiliates. Class B units may not be transferred, except to our Sponsor or to a controlled affiliate of our Sponsor. Our Sponsor may not transfer any Class B units to any person, including a controlled affiliate, unless our Sponsor transfers an equivalent number of shares of our Class B common stock to the same transferee. Any Class B units transferred by our Sponsor to a person other than a controlled affiliate (including in connection with foreclosure on units pledged as collateral) would be exchanged (along with a corresponding number of shares of Class B common stock) into shares of our Class A common stock in connection with such transfer. Class B1 units may not be transferred without our consent, which may be subject to such conditions as we may specify, and any such attempted transfer without our consent will be void ab initio, except our Sponsor may transfer Class B1 units to a controlled affiliate without our consent. Our holders of Class B1 units may not transfer any Class B1 units to any person, including to a controlled affiliate of our Sponsor or with our consent, unless the transferor transfers an equivalent number of shares of our Class B1 common stock to the same transferee. Global may impose additional restrictions on exchange that it determines necessary or advisable so that Global LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

Exchange Agreement

We will enter into an exchange agreement pursuant to which our Sponsor (and its controlled affiliates who acquire Class B units or Class B1 units of Global LLC), or any permitted successor holder, may from time to time cause Global LLC to exchange its Class B units or Class B1 units, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that, subject to certain exceptions, the holder will not have the right to cause Global LLC to exchange Class B units or Class B1 units, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, if Global LLC determines that such exchange would be prohibited by law or regulation or would violate other agreements to which Global may be subject, and Global may impose additional restrictions on exchange that it determines necessary or advisable so that Global LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

When a holder exchanges a Class B unit or Class B1 unit of Global LLC for a share of our Class A common stock, (i) such holder will surrender such Class B unit or Class B1 unit, as applicable, and a corresponding share of our Class B common stock or Class B1 common stock, as applicable, to Global LLC, (ii) we will issue and contribute a share of Class A common stock to Global LLC for delivery of such share by Global LLC to the exchanging holder, (iii) Global LLC will issue a Class A unit to us, (iv) Global LLC will cancel the Class B unit or Class B1 unit, as applicable, and we will cancel the corresponding share of our Class B common stock or Class B1 common stock, as applicable, and (v) Global LLC will deliver the share of Class A common stock it receives to the exchanging holder. As a result, when a holder exchanges its Class B units or Class B1 units for shares of our Class A common stock, our interest in Global LLC will be correspondingly increased. We have reserved for issuance 69,339,432 shares of our Class A common stock, which is the aggregate number of shares of Class A common stock expected to be issued over time upon the exchange of all Class B units and Class B1 units of Global LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, outstanding immediately after this offering.

Indemnification and exculpation

To the extent permitted by applicable law, Global LLC will indemnify its managing member, our authorized officers and our other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred in connection with serving in such capacities, provided that the acts or omissions of these indemnified persons are not the result of fraud, willful misconduct or, in the case of a criminal matter, such indemnified person acted with knowledge that its conduct was unlawful.

Such authorized officers and other employees and agents will not be liable to Global LLC, its members or their affiliates for damages incurred as a result of any acts or omissions of these persons, except if the acts or omissions of these exculpated persons are the result of fraud, willful misconduct or, in the case of a criminal matter, such indemnified person acted with knowledge that its conduct was unlawful.

Allocation of taxable income, gain, loss and deduction

Each member’s share of taxable income, gains, losses, and deductions will be determined under Global LLC’s amended and restated operating agreement. In the event a member contributes appreciated or depreciated property to Global LLC, the items of income, gain, loss, and deduction attributable to that property will be allocated among the members under Section 704(c) of the Code, using the remedial method (as defined in United States Treasury regulations Section 1.704-3(d)), to account for the difference between the tax basis and fair market value of such property. Global LLC’s amended and restated operating agreement provides that the managing member cannot elect to use a method other than the remedial method to eliminate these book-tax disparities without the consent of our Corporate Governance and Conflicts Committee.

Registration Rights Agreement

We plan to enter into the SunEdison Registration Rights Agreement pursuant to which our Sponsor and its affiliates will be entitled to an unlimited number of demand registration rights, the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of our Class A common stock that are issuable upon exchange of Class B units and Class B1 units of Global LLC that it owns. The right to sell shares of our Class A common stock pursuant to the SunEdison Registration Rights Agreement will be made subject to a lock-up agreement between our Sponsor and the underwriters in this offering which, unless waived by J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, will prevent our Sponsor from exercising this right until 180 days after the date of this prospectus.

Procedures for review, approval and ratification of related-person transactions; conflicts of interest

Our board of directors will adopt a Corporate Governance and Conflicts Committee Charter in connection with the completion of this offering that will provide that our board of directors or its authorized committee will periodically review all related-person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. See “Management—Committees of the board of directors—Corporate Governance and Conflicts Committee.” In the event that our board of directors or its authorized committee considers ratification of a related-person transaction and determines not to so ratify, the Corporate Governance and Conflicts Committee Charter will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The Corporate Governance and Conflicts Committee Charter will provide that, in determining whether to recommend the initial approval or ratification of a related-person transaction, our board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on director independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, stockholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between us and our stockholders on the one hand, and SunEdison, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•

in originating and recommending acquisition opportunities (except with respect to the Call Right Projects and the SunEdison ROFO Projects), our Sponsor has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•

there may be circumstances in which our Sponsor will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy or limits arising due to regulatory or tax considerations or limits on our financial capacity or because our Sponsor is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•	where our Sponsor has made an acquisition, it may transfer the asset to us at a later date after such asset has been developed or we have obtained sufficient financing;

•

our relationship with our Sponsor involves a number of arrangements pursuant to which our Sponsor provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•

subject to the call right described in “—Project Support Agreement—Call Right Projects” and the right of first offer described in “—Project Support Agreement—SunEdison ROFO Projects,” our Sponsor is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of our Sponsor’s resources, personnel and acquisition opportunities to others who compete with us;

•	our Sponsor does not owe Global or our stockholders any fiduciary duties, which may limit our recourse against it;

•

the liability of our Sponsor is limited under our arrangements with it, and we have agreed to indemnify our Sponsor against claims, liabilities, losses, damages, costs or expenses which it may face in connection with those arrangements, which may lead it to assume greater risks when making decisions than it otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our stockholders;

•	our Sponsor or a SunEdison sponsored consortium may want to acquire or dispose of the same asset as we do;

•	we may be, directly or indirectly, purchasing an asset from, or selling an asset to, our Sponsor;

•	there may be circumstances where we are acquiring different assets as part of the same transaction with our Sponsor;

•

our Sponsor will have the ability to designate a majority of the board of directors of Global and, therefore, it will continue to control Global and could cause Global to cause Global LLC to make distributions to its members, including our Sponsor, based on our Sponsor’s interests; and

•	other conflicting transactions involving us and our Sponsor.

The Corporate Governance and Conflicts Committee Charter described above will be adopted in connection with the completion of this offering, and as a result the transactions described above (including the Organizational Transactions) were not reviewed under such charter.

Description of certain indebtedness

The following are summaries of certain provisions of our principal financing agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where you can find more information.”

Bridge Facility

Global LLC, and certain of our domestic subsidiaries, as guarantors, entered into the $150.0 million Bridge Facility on December 22, 2014, with JPMorgan Chase Bank, N.A. or “JPM,” as Administrative Agent, Collateral Agent, and Documentation Agent. See “Underwriting (conflicts of interest).” On May 6, 2015, the Bridge Facility was amended to increase the aggregate principal commitment to $450.0 million of which $87.5 million was subsequently prepaid with a portion of the net proceeds from the Units Private Placements. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate principal amount of bridge commitments to $550.0 million, and all $100.0 million in additional commitments were drawn in full on such date. The borrowings under the Bridge Facility will be used for the acquisition of certain clean energy projects and to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio. We intend to repay the outstanding borrowings under the Bridge Facility in connection with this offering. Borrowings that remain outstanding after completion of this offering, if any, will be refinanced under long-term debt financing.

The material terms of the Bridge Facility are summarized below.

Maturity and amortization

The Bridge Facility consists of a term loan maturing in December 2016. The principal amount of loans under the Bridge Facility is payable in consecutive semiannual installments on June 22, 2015, December 22, 2015, and June 22, 2016, in each case, in an amount equal to 0.50% of the original principal balance of the loans funded prior to such payment, with the remaining balance payable on the maturity date.

Interest rate

Provided that Global LLC is in compliance with the terms of the Bridge Facility all outstanding loans under the Bridge Facility will bear interest at a rate per annum equal to, at Global LLC’s option, either (a) a base rate plus 7.00% or (b) a reserve adjusted eurodollar rate plus 8.00%. The foregoing rates will increase by 0.25% on August 20, 2015 and will increase by an additional 0.25% every 90 days thereafter.

The reserve adjusted eurodollar rate is subject to a “floor” of 1.00% and the base rate is subject to a “floor” of 2.00%.

Securities demand

If loans under the Bridge Facility are not repaid by December 22, 2015, JPM and/or the majority lenders have the right to direct Global LLC to borrow loans or issue senior debt securities, in each case, on terms and conditions determined by JPM and/or the majority lenders, as applicable, in their sole discretion, and to use the proceeds to repay the loans.

Prepayments

Loans under the Bridge Facility may be prepaid in whole or in part without premium or penalty. The Bridge Facility requires Global LLC to prepay outstanding loans in certain circumstances, including, subject to certain exceptions:

•	an amount equal to 100% of the net cash proceeds from the sale or other disposition of any of Global LLC’s or its subsidiaries’ (other than non-recourse subsidiaries’) property or assets;

•	an amount equal to 100% of the net cash proceeds of insurance paid on account of any loss of any of Global LLC’s or its subsidiaries’ (other than non-recourse subsidiaries’) property or assets;

•

except with respect to the net cash proceeds of the Units Private Placements, an amount equal to 100% of the net cash proceeds received from the issuance of equity securities of Global LLC to any entity other than SunEdison and its wholly-owned subsidiaries;

•

an amount equal to 100% of the net cash proceeds received by Global LLC or its subsidiaries (other than nonrecourse subsidiaries) from the incurrence of indebtedness by Global LLC or its subsidiaries (other than certain indebtedness permitted to be incurred under the Bridge Facility) net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith; and

•	an amount equal to 100% of excess operating cash flow.

Representations and warranties

The Bridge Facility contains customary representations and warranties, including representations and warranties related to: organization, requisite power and authority; qualification; equity interests and ownership; due authorization; no conflict; governmental consents; binding obligation; historical financial statements; projections; no material adverse effect; no restricted junior payments; no adverse proceedings; payment of taxes; properties; environmental matters; no defaults; material contracts; governmental regulations; federal reserve regulations; Exchange Act; employee matters; employee benefit plans; certain fees; solvency; compliance with statutes; disclosure; anti-corruption laws and statutes; energy regulatory matters; and local law matters.

Covenants

The Bridge Facility contains customary affirmative covenants, including covenants related to: financial statements and other reports; existence; payment of taxes and claims; maintenance of properties; insurance; books and records; inspections; lenders meetings; compliance with laws; environmental matters; subsidiaries; additional material real estate assets; further assurances; cash management systems; ratings; energy regulatory status; post-closing obligations; and local law matters. The Bridge Facility also contains customary negative covenants that restrict our ability to take certain actions, including covenants related to: indebtedness; liens; negative pledges; restricted junior payments; restrictions on subsidiary distributions; investments; financial covenants; fundamental changes; dispositions of assets; acquisitions; disposal of subsidiary interests; sales and lease-backs; transactions with shareholders and affiliates; conduct of business; permitted activities of project holdcos; amendments or waivers of organizational documents and certain material contracts; fiscal year; use of proceeds; and local law matters. The Bridge Facility permits the acquisition of assets or equity interests of any person upon satisfaction of, among other things, lender due diligence, an 80% loan to value condition and a pro forma debt service coverage ratio condition. Compliance with a minimum debt service coverage ratio will be tested quarterly, beginning with the quarter ending June 30, 2015.

Collateral

Loans under the Bridge Facility and each guarantee are secured by first priority security interests in (i) all of Global LLC’s and each guarantor’s assets, (ii) 100% of the capital stock of each of Global LLC’s domestic subsidiaries and (iii) all intercompany debt. Notwithstanding the foregoing, the collateral excludes the capital stock of nonrecourse subsidiaries.

Events of default

The Bridge Facility includes customary events of default, including payment defaults, breach of covenants, breach of representations or warranties, cross-defaults and cross-acceleration, certain bankruptcy and insolvency events, certain ERISA-related events, changes in control or ownership (including this offering), invalidity of any loan document and failure to acquire certain clean energy projects (or substitutes thereof) by certain dates and within certain pre-agreed project CAFD and enterprise value requirements.

Revolving credit facility

In connection with this offering, we anticipate that Global Operating LLC will enter into the Revolver, which is expected to provide for a revolving line of credit of approximately $440.0 million. The Revolver will include borrowing capacity available for letters of credit and will allow for incremental commitments of up to $310.0 million. We expect that Global LLC and certain of its subsidiaries will be guarantors under the Revolver. The Revolver is expected to contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower debt service coverage ratio. In general, Global Operating LLC expects that the Revolver will contain covenants that are customary for this type of financing, including limitations on indebtedness, liens, investments and restricted payments; provided, however, that we expect that each of Global Operating LLC and Global LLC will be permitted to pay distributions to unitholders out of available cash so long as no default or event of default under the Revolver shall have occurred and be continuing at the time of such distribution or would result therefrom and Global Operating LLC is in compliance with its financial covenants. In connection with the Revolver, Global Operating LLC expects (i) that Global LLC will be required to pledge 100% of the equity in Global Operating LLC and (ii) that 100% of the equity in certain subsidiaries of Global Operating LLC will also be required to be pledged as collateral to the lenders. Foreclosure upon such equity pledges would, under certain circumstances, result in a substantial loss of value to us. See “Risk factors—Risks related to our business—If our subsidiaries default on their obligations under their project-level indebtedness, this may constitute an event of default under our Revolver or the indenture governing the Senior Notes, and we may be required to make payments to lenders to avoid such default or to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our renewable energy projects upon foreclosure.” Global Operating LLC expects that the Revolver will contain events of default that are customary for this type of financing. Global Operating LLC is still in preliminary discussions with potential arrangers and lenders with respect to the terms of the Revolver. The actual terms of the Revolver will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the Revolver.

Senior Notes

In connection with this offering, we intend to complete the sale of $800.0 million of Senior Notes issued by Global Operating LLC in a private offering exempt from the registration requirements of the Securities Act to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to persons outside of the United States pursuant to Regulation S under the Securities

Act. The Senior Notes will bear interest at a fixed rate, which interest will be payable in cash semiannually, and will have a seven year term. The Senior Notes will be subject to customary redemption rights for high yield debt securities.

The Senior Notes will be guaranteed by Global LLC and any subsidiaries of Global Operating LLC that guarantee Global Operating LLC’s obligations under the Revolver. Global will not guarantee the Senior Notes. The terms of the Senior Notes will be governed under an indenture among Global LLC, Global Operating LLC, any subsidiary guarantors and a trustee. The indenture will provide that upon the occurrence of a change of control, as defined therein, Global Operating LLC must offer to repurchase the Senior Notes at 101% of the applicable principal amount, plus accrued and unpaid interest and additional interest, if any, to the repurchase date. The indenture will also contain customary negative covenants, subject to a number of important exceptions and qualifications, applicable to Global LLC, Global Operating LLC and its restricted subsidiaries, including, without limitation, covenants related to: indebtedness, disqualified stock and preferred stock; dividends and distributions to stockholders and parent entities; repurchase and redemption of capital stock; investments; transactions with affiliates; liens; mergers, consolidations and transfers of substantially all assets; transfer or sale of assets, including capital stock of subsidiaries; and prepayment, redemption or repurchase of indebtedness subordinated to the Senior Notes. The indenture will also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable. We expect that affiliates of certain of the underwriters will participate as initial purchasers of the Senior Notes.

Project-level financing arrangements

As summarized below, we have outstanding project-specific non-recourse financing that is backed by certain of our renewable energy system assets, including liens on such assets in favor of the applicable lenders. The shares or other equity interests of the project-level entities have also generally been pledged as security under such financing arrangements. These financing arrangements generally include customary covenants, such as restrictive covenants that limit the ability of the project-level entities to make cash distributions to their parent companies and ultimately to us if certain financial ratios are not met.

Our Brazil projects

Bahia

The Bahia project is financed with a BRL-denominated term loan from the Brazilian Development Bank, which had an outstanding principal amount of approximately BRL 279.4 million (approximately $85.1 million) as of March 31, 2015. The term loan matures in the second quarter of 2029. The term loan bears interest at a variable rate equal to the sum of the TJLP plus 2.18% per annum. As of March 31, 2015, the effective interest rate on the term loan was approximately 7.68% per annum. The Bahia project is also financed by a sub-loan, which has an outstanding principal amount of approximately BRL 2.5 million (approximately $0.8 million). The sub-loan matures in the second quarter of 2029. The sub-loan bears variable interest equal to the TJLP with a two-year grace period for interest payments and a six-year grace period for principal payments. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

ESPRA

The ESPRA project is financed with a BRL-denominated term loan from Bank of the Northeast of Brazil, which had an outstanding principal amount of approximately BRL 95.2 million (approximately $29.0 million) as of March 31, 2015. The term loan matures in the second quarter of 2026. The term loan bears interest rate at the fixed rate of 12.0% per annum (which can be reduced to 8.08% due to the 10.2% timely payment bonus). The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Salvador

The Salvador project is financed with a BRL-denominated term loan from the Brazilian Development Bank, which had an outstanding principal amount of approximately BRL 571.1 million (approximately $173.9 million) as of March 31, 2015. The term loan matures in the second quarter of 2029. The term loan bears interest at a variable rate equal to the sum of the Brazil Long-Term Interest Rate, or “TJLP,” plus 1.92% per annum. As of March 31, 2015, the effective interest rate on the term loan was approximately 7.42% per annum. The Salvador project is also financed by a sub-loan, which has an outstanding principal amount of approximately BRL 4.1 million (approximately $1.2 million). The sub-loan matures in the second quarter of 2019. The sub-loan bears variable interest equal to the TJLP with a two-year grace period for interest payments and a six-year grace period for principal payments. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Prior to our acquisition of this project we expect approximately $101 million principal amount of project-level debt to be incurred, which will offset consideration we would otherwise be required to pay for the project. We will repay this indebtedness with proceeds from this offering.

Our India projects

NSM 24

The NSM 24 project is financed with an INR-denominated term loan by a syndicate of International Finance Corporation and PTC India Financial Services Limited, which had an outstanding principal amount of approximately INR 1.6 billion (approximately $26.0 million) as of March 31, 2015. The term loan matures in the second quarter of 2028. Approximately INR 624 million (approximately $9.8 million) of the term loan is provided by International Finance Corporation and bears interest at a variable rate equal to a fixed base rate plus a fixed spread of 4.5% per annum. As of March 31, 2015 the interest rate for this portion of the debt was 12.0% per annum. The remaining approximately INR 1.0 billion (approximately $16 million) is provided by PTC India Financial Services Limited and bears interest at a variable rate, which consists of the applicable lenders’ benchmark reference rate plus a spread, and as of March 31, 2015 the effective interest rate was 12.75% per annum. As of March 31, 2015, the effective interest rate on the portion of the term loan denominated in INR was 12.75% per annum. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

NSM Suryalabh

The NSM Suryalabh project is financed with an INR-denominated term loan from Rabobank International and Rabo India Finance Limited, which had an outstanding principal amount of approximately INR 1.8 billion (approximately $29.4 million) as of March 31, 2015. The short-term construction loan matures in the second quarter of 2016. The loan bears interest at a variable rate equal to the sum of a base rate, which is published by the Reserve Bank of India, and a spread which on the date of execution was 2.75% per annum and is reset annually. As of March 31, 2015, the effective interest rate on the term loan was 12.5% per annum. Interest payments are made on a monthly basis, and the principal amount is payable in a single installment upon maturity. The short-term construction loan may be replaced with a long-term senior debt upon maturity. The short-term construction loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

NSM Sitara

The NSM Sitara project is financed with an INR-denominated term loan from L&T Infrastructure Finance Company Limited, which had an outstanding principal amount of approximately INR 1.5 billion (approximately $23.6 million) as of March 31, 2015. Tranche A of the term loan matures in the second quarter of 2029 and tranche B matures on the earlier of March 31, 2017 or the date of receipt of the viability gap funding. Both tranches bear interest at a variable rate. The term loan bears interest at the lender’s prime lending rate (which was 15.75% per annum on the date of execution of the credit agreement) minus 2.75% per annum. The interest rate is indexed to the prime lending rate on a fully floating basis. As of March 31, 2015, the effective interest rate on the term loan was 13.0% per annum. The lender has a right to reset the spread on an annual basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

NSM L’Volta

The NSM L’Volta project is financed with an INR-denominated term loan from L&T Infrastructure Finance Company Limited, which had an outstanding principal amount of approximately INR 1.0 billion (approximately $16.0 million) as of March 31, 2015. Tranche A of the term loan matures in the second quarter of 2029 and tranche B matures on the earlier of March 31, 2017 or the date of receipt of the viability gap funding. Both tranches bear interest at a variable rate equal to the lender’s prime lending rate (which was 15.75% per annum on the date of execution of the credit agreement) minus 3% per annum before COD and the lender’s prime lending rate minus 3.25% post COD. The interest rate is indexed to the prime lending rate on a fully floating basis. As of March 31, 2015, the effective interest rate was 12.75% per annum. The lender has a right to reset the spread on an annual basis. Interest and principal amortization payments are made on a monthly basis with respect to Tranche A. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Brakes

The Brakes project is financed with an INR-denominated term loan from L&T Infrastructure Finance Company Limited, which had an outstanding principal amount of approximately INR 354.0 million (approximately $5.7 million) as of March 31, 2015. The term loan matures on December 31, 2029 and bears interest at a variable rate equal to the sum of the lender’s prime lending rate (which was 15.75% on the date of execution) minus a spread of 3%. The spread is reset on a yearly basis starting on the anniversary of the first borrowing. As of March 31, 2015, the effective interest rate on the the term loan was 12.75% per annum. Interest and principal amortization payments are made on a monthly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Raj 5

The Raj 5 project is financed with an INR-denominated term loan from IDFC Limited, which had an outstanding principal amount of approximately INR 376.3 million (approximately $6.0 million) as of March 31, 2015. The term loan matures in the second quarter of 2026 and bears interest at a variable rate equal to the sum of the 2 year IDFC benchmark interest rate on date of disbursement and a 2.50% per annum spread. As of March 31, 2015, the effective interest rate on the term loan was 12.0%. This rate will reset in 2016, and every second year thereafter. Interest payments are made monthly while principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Focal

The Focal project is financed with an INR-denominated term loan from L&T Infrastructure Finance Co., which had an outstanding principal amount of approximately INR 696.2 million (approximately $11.1 million) as of March 31, 2015. The term loan has three tranches. The first tranche matures in March 2016, the second tranche matures in December 2030 and the third tranche matures in December 2033. The term loan bears interest at a variable rate equal to the difference of a base rate, the L&T Infra Prime Lending Rate, and a spread of 3.35% per annum post-COD. As of March 31, 2015, the effective interest rate on the term loan was 12.75% per annum. Interest payments are made on a monthly basis. The principal amount on the first tranche is payable in a single installment upon maturity. The principal amount for the second and third tranches amortize on a monthly basis after an 18-month moratorium. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Millenium

The Millenium project is financed with an INR-denominated term loan from L&T Infrastructure Finance Company Limited, which had an outstanding principal amount of approximately INR 855.7 million (approximately $13.7 million) as of March 31, 2015. The term loan matures on March 1, 2026 and bears interest at a variable rate equal to the sum of the lender’s prime lending rate minus a spread of 2.75%. The spread is reset on a yearly basis starting on the anniversary of the first borrowing. As of March 31, 2015, the effective interest rate on the term loan was 13.00% per annum. Interest and principal amortization payments are made on a monthly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Azure

The Azure project is financed with a U.S. dollar-denominated term loan from Overseas Private Investment Corporation, an agency of the United States of America, or “OPIC,” which had an outstanding principal amount of approximately $10.7 million as of March 31, 2015. The term loan matures on September 15, 2026 and bears fixed interest at a rate of 4.70% per annum. Interest and principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

ESP Urja

The ESP Urja project is financed with a U.S. dollar-denominated term loan from OPIC, which had an outstanding principal amount of approximately $10.4 million as of March 31, 2015. The term loan matures on December 31, 2026 and bears fixed interest at a rate of 4.54% per annum. Interest and principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Bhakrani

The Bhakrani project is financed with an INR-denominated term loan from Indian Renewable Energy Development Agency, or “IREDA,” which had an outstanding principal amount of approximately INR 732.0 million (approximately $11.7 million) as of March 31, 2015. The term loan matures in June 2024 and bears fixed interest at a rate of 12.25% per annum. Interest and principal payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from the Bridge Facility.

Gadag

The Gadag project is financed with an INR-denominated term loan from IREDA, which had an outstanding principal amount of approximately INR 396.2 million (approximately $6.3 million) as of March 31, 2015. The term loan matures in December 2018 and bears fixed interest at a rate of 10.25% per annum. Interest and principal payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from the Bridge Facility.

Hanumanhatti

The Hanumanhatti project is financed with an INR-denominated term loan from IREDA, which had an outstanding principal amount of approximately INR 1.4 billion (approximately $22.2 million) as of March 31, 2015. The term loan matures in December 2025 and bears fixed interest at a rate of 12.60% per annum. Interest and principal payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from the Bridge Facility.

Our Honduras projects

Cerro de Hula

The Cerro de Hula project is financed with two U.S. dollar-denominated credit facilities, which had an outstanding principal amount of approximately $229.8 million as of March 31, 2015. The first facility is with the Export-Import Bank of the United States, or “Ex-Im,” and had an outstanding principal amount of approximately $164.1 million as of March 31, 2015. The second facility is with the Central American Bank for Economic Integration, or “CABEI,” and had an outstanding principal amount of approximately $65.7 million as of March 31, 2015. The Ex-Im facility has two tranches. The first tranche matures in the first quarter of 2029 and bears interest at a fixed rate of 7.0% per annum. The second tranche matures in the third quarter of 2031 and bears fixed interest at a rate of 3.72% per annum. The CABEI facility has two tranches. The first tranche matures in the third quarter of 2025 and bears interest at a variable rate equal to the sum of the LIBOR plus 5.75% per annum. The second tranche matures in the third quarter of 2028 and bears variable interest rate of LIBOR plus 5.75% per annum. The credit facilities contain various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Choluteca

The Choluteca project is financed with several U.S. dollar-denominated senior credit facilities, which had an outstanding principal amount of approximately $126.0 million as of March 31, 2015. The project also has two U.S. dollar-denominated subordinated credit facilities, which had an outstanding principal amount of approximately $20.0 million as of March 31, 2015. The senior credit facilities mature in the second quarter of 2031 and bear interest at a variable rate equal to the sum of the LIBOR plus a weighted average of 5.10% per annum. The subordinated credit facilities both mature in the second quarter of 2031 and bear interest at a variable rate equal to the sum of the LIBOR plus a weighted average of 7.20% per annum. The credit facilities contain various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Our China project

Dunhuang

The Dunhuang project is financed with construction financing from Shanghai Electrical Power Design, which had an outstanding principle amount of approximately CNY 126 million (approximately $20.3 million) as of March 31, 2015. The construction financing matures in December 2016. The construction financing bears fixed interest at a rate of 8% per annum. The construction financing contains various customary restrictive covenants, including covenants restricting the payment of distributions. We will use the proceeds from this offering to repay the outstanding amounts due under the construction financing.

Our South Africa projects

Boshof

The Boshof project is financed with a fully swapped term loan from Overseas Private Investment Corporation, which had an outstanding principal amount of approximately $185.0 million as of March 31, 2015. The term loan matures in the third quarter of 2031 and, as of March 31, 2015, after adjusting for the related swap agreement, bears interest at a fixed rate of 13.03% per annum. Interest and principal amortization payments are made on a quarterly basis. The term loan is denominated in U.S. dollars and 100% of the U.S. dollar exposure is hedged. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Klipheuwel

The Klipheuwel project is financed with a ZAR-denominated syndicated credit facility, which had an outstanding principal amount of term loans issued under the credit facility of approximately ZAR 480.3 million (approximately $39.6 million) as of March 31, 2015. Standard Bank of South Africa, or “Standard Bank,” holds approximately ZAR 336.2 million (approximately $27.7 million) and Industrial Development Corporation of South Africa Limited, or “Industrial Development,” holds approximately ZAR 144.1 million (approximately $11.9 million) of the loans issued. The term loans mature in December 2028. The Standard Bank term loan bears interest at a variable rate equal to the sum of the Johannesburg Interbank Agreed Rate, or “JIBAR,” plus a margin of 4.05% per annum. The Industrial Development term loan bears interest at a fixed rate of 7.7% plus a margin of 3.9% per annum. Interest payments on the term loans are made on a quarterly basis and principal payments are made on a bi-annual basis. The credit agreement governing the credit facility contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Aries and Konkoonsies

The Aries and Konkoonsies projects are jointly financed with a ZAR-denominated syndicated credit facility, which had an outstanding principal amount of term loans issued under the credit facility of approximately ZAR 442.5 million (approximately $36.5 million) as of March 31, 2015. Nedbank of South Africa Limited, or “Nedbank,” holds approximately ZAR 220.9 million (approximately $18.2 million) and Industrial Development holds approximately ZAR 221.6 million (approximately $18.3 million) of the loans issued. The term loans mature in December 2028. The Nedbank term loan bears interest at a variable rate equal to the sum of the JIBAR plus a margin of 3.9% per annum. The Industrial Development term loan bears interest at a fixed rate of 7.7% plus a margin of 3.8% per annum. Interest payments on the term loans are made on a quarterly basis and principal payments are made on a bi-annual basis. The credit agreement governing the credit facility contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Witkop

The Witkop project is financed with a ZAR-denominated term loan from the Standard Bank of South Africa Limited, which had an outstanding principal amount of ZAR 1.0 billion ($85.4 million) as of March 31, 2015. The loan was disbursed in three tranches. The term loan matures on August 26, 2030 and bears interest at a variable rate. The interest rate for the Senior Term A Facility and the Senior Term C Facility is the sum of the base rate, the three-month JIBAR, plus a spread of 4.15% post COD. The interest rate for the Senior Term B Facility is the sum of a fixed 7.58% base rate (during operating period) plus a spread of 4.10% post COD. As of March 31, 2015, the average interest rate for all three tranches of the term loan was 10.37% per annum. Interest and principal payments are made on a semiannual basis. The interest rate on the term loan is 100% hedged for the first 5 years, 78% hedged for the next 5 years and 12% hedged for the remaining years. This represents an economic hedge and no hedge accounting is applied. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Soutpan

The Soutpan project is financed with a ZAR-denominated term loan from the Standard Bank of South Africa Limited, which had an outstanding principal amount of ZAR 927.7 million ($76.5 million ) as of March 31, 2015. The loan is disbursed in three tranches. The term loan matures on March 31, 2031, and bears interest at a variable rate. The interest rate for the Senior Term A Facility and the Senior Term C Facility is the sum of the base rate, the three-month JIBAR, plus a spread of 4.15% and for the Senior Term B Facility is the sum of the fixed base rate (5% during construction period and 7.5% during operating period) plus a spread of 4.15% post COD. As of March 31, 2015, the average interest rate of all three tranches of the term loan was 10.38% per annum. Interest and principal payments are made on a semiannual basis. The loan is denominated in ZAR. The interest rate is 100% hedged for the first 5 years, 78% hedged for the next 5 years and 12% hedged for the remaining years. This represents an economic hedge and no hedge accounting is applied. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Our Costa Rica project

Orosi

The Orosi project is financed with three U.S. dollar-denominated syndicated credit facilities, which had an outstanding principal amount of approximately $78.3 million as of March 31, 2015. The first facility matures in the fourth quarter of 2031 and the second and third facilities mature in the fourth quarter of 2028. The first facility had an outstanding principal amount of approximately $52.0 million as of March 31, 2015 and bears fixed interest at a rate of 3.94% per annum. The second facility had an outstanding principal amount of approximately $12.1 million as of March 31, 2015 and bears interest at a variable rate equal to the sum of the

LIBOR plus 4.00% per annum. The third facility had an outstanding principal amount of approximately $14.2 million as of March 31, 2015 and bears interest at a variable rate equal to the sum of the LIBOR plus 4.00% per annum. The project also has approximately $18.6 million in intercompany debt. The syndicated credit facilities contain various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Our Peru projects

Junín

The Junin project is financed with a U.S. dollar-denominated syndicated credit facility, which had an outstanding principal amount of approximately $60.9 million as of March 31, 2015. The credit facility has term loans issued in three tranches. The first tranche matures in April 2026 and the second and third tranches mature in April 2028. The first tranche had an outstanding principal amount of approximately $16.6 million as of March 31, 2015 and bears fixed interest at a rate of 8.5% per annum. The second tranche had an outstanding principal amount of approximately $22.2 million as of March 31, 2015 and bears fixed interest at a rate of 8.7% per annum. The third tranche had an outstanding principal amount of approximately $22.2 million as of March 31, 2015 and bears interest at a variable rate equal to the three-month LIBOR plus 6.00% per annum. The term loans contain various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

HSC

The HSC project is financed with a U.S. dollar-denominated senior credit facility with Banco Internacional del Perú, S.A.A., which had an outstanding principal amount of approximately $24.5 million as of March 31, 2015. The term loans issued under the senior credit facility mature in November 2022 and bear fixed interest at a rate of 7.3% per annum. Interest and principal payments are made monthly. The term loans contain various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

Our Nicaragua project

Eolo

The Eolo project is financed with U.S. dollar-denominated loans issued under senior and subordinated credit facilities, which had an outstanding principal amount of $85.7 million as of March 31, 2015. The credit facilities mature in the first quarter of 2027. The first senior credit facility had an outstanding principal amount of $26.2 million as of March 31, 2015 and bears fixed interest at a rate of 7.28% per annum. The second senior credit facility had an outstanding principal amount of $24.8 million as of March 31, 2015 and bears fixed interest at a rate of 7.21% per annum. The third senior credit facility had an outstanding principal amount of $23.4 million as of March 31, 2015 and bears fixed interest at a rate of 8.17% per annum. The subordinated credit facility had an outstanding principal amount of $11.2 million as of March 31, 2015 and bears fixed interest at a rate of 12.50% per annum. The credit facilities contain various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Our Malaysia projects

Silverstar Pavilion

The Silverstar Pavilion project currently has an outstanding shareholder loan (51% of which is owed to us). As of March 31, 2015, the outstanding principal amount under the shareholder loan was approximately $5.8 million with a fixed interest rate of 4% per annum. The shareholder loan matures in May 2033.

Fortune 11

The Fortune 11 project is financed with a term loan with an outstanding principal amount under the term loan of approximately MYR 33.4 million (approximately $9.4 million) as of March 31, 2015. The term loan matures in the third quarter of 2028 and bears interest at a variable rate based on the three-month KLIBOR plus a credit spread, which increases over time, and a statutory reserve cost. As of March 31, 2015, the interest rate on the term loan was approximately 6.28%. The credit spread is 2.2% for the first two years, 2.6% for the next three years, 2.9% for the next five years and 3.2% for the last five years. The statutory reserve cost varies between 0.15% and 0.2%. We have entered into an interest rate swap agreement, which limits our interest rate risk with respect to the term loan. The swap agreement swaps the three-month KLIBOR floating base rate to a fixed interest cost of 4.4% on the majority of the principal. Interest and principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios. We expect to repay this project-level indebtedness with the proceeds from this offering.

The project currently has an outstanding shareholder loan (95% of which is owed to us). As of March 31, 2015, the outstanding principal amount under the shareholder loan was approximately $2.6 million with a fixed interest rate of 4% per annum. The shareholder loan matures in March 2033.

Corporate Season

The Corporate Season project is financed with a term loan that matures in the fourth quarter of 2028. As of March 31, 2015, the outstanding principal amount under the term loan was approximately MYR 26.4 million (approximately $7.1 million). The interest on the term loan is based on the three-month KLIBOR plus a credit spread that increases over time and a statutory reserve cost. The project is also eligible for debt financing benefits regarding renewable energy incentives from the local government in the form of: (i) a 2% interest rate rebate and (ii) a credit guarantee from the Credit Guarantee Corporation of Malaysia (which costs 0.5% increase in interest rate). As of March 31, 2015, the interest rate was approximately 6.58%. The credit spread is 1.9% for the first two years, 2.3% for the next three years, 2.6% for the next five years and 2.9% for the last five years. The statutory reserve cost varies between 0.15% and 0.2%. Interest and principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

The project currently has an outstanding shareholder loan (62% of which is owed to us). As of March 31, 2015, the outstanding principal amount under the shareholder loan was approximately $1.3 million with a fixed interest rate of 4% per annum. The shareholder loan matures in May 2033.

Summary of financial and distribution covenants

The following table summarizes the principle financial ratios that govern distributions from our project entities or that the project entities are required to maintain.

Project	Distribution requirements(1)	Financial maintenance covenants	Cash sweep trigger
Salvador	1.30x debt service coverage 3x monthly O&M and debt service costs	1.30x debt service coverage	N/A
Bahia	1.30x debt service coverage 3x monthly O&M and debt service costs Distributions prohibited until January 2018	1.30x debt service coverage	N/A
ESPRA	Prior consent	N/A	N/A
NSM Suryalabh	1.10x debt service coverage(2)	1.10x debt service coverage	N/A
NSM Sitara	1.10x debt service coverage(2)	1.10x debt service coverage 1.20x fixed asset coverage	N/A
NSM L’Volta	1.10x debt service coverage(2)	1.10x debt service coverage 1.20x fixed asset coverage	N/A
NSM 24	1.30x debt service coverage(2) 65:35 debt to equity(3)	1.30x debt service coverage(2)	N/A
Brakes	1.10x debt service coverage(2)	1.05x debt service coverage 2x debt to equity(3)	cash sweep imposed if debt service coverage ratio is less than 1.10x, or the off-taker defaults on its obligations under the PPA
Raj 5	1.15x debt service coverage(2) 2x debt to equity(3)	1.15x debt service coverage 2x debt to equity(3)	N/A
Focal	Dividend payments must be made from retained earnings 3x debt to equity 1.10x debt service coverage(2) 1.20x fixed asset coverage	3x debt to equity 1.10x debt service coverage 1.20x fixed asset coverage	cash sweep imposed if debt service coverage ratio is above 1.20x on March 31, annually
Millenium	1.10x debt service coverage 1.20x fixed asset coverage	1.10x debt service coverage 1.20x fixed asset coverage	cash sweep imposed if debt service coverage ratio is above 1.25x, tested annually

Project	Distribution requirements(1)	Financial maintenance covenants	Cash sweep trigger
Azure	3x indebtedness to tangible net worth 1.30x current assets to current liabilities 1.30x debt service coverage	3x, indebtedness to tangible net worth 1.30x current assets to current liabilities 1.15x debt service coverage	cash sweep imposed if debt service coverage ratio less than 1.20x
ESP Urja	3x indebtedness to tangible net worth 1.30x current assets to current liabilities 1.30x debt service coverage	3x indebtedness to tangible net worth 1.30x current assets to current liabilities 1.15x debt service coverage	cash sweep imposed if debt service coverage ratio is less than 1.20x
Bhakrani	N/A	2x quarterly interest and principal reserve account	N/A
Gadag	N/A	2x quarterly interest and principal reserve account	N/A
Hanumanhatti	N/A	2x quarterly interest and principal reserve account	N/A
Junĺn	1.35x debt service coverage 1.35x forecasted debt service coverage	1.25x debt service coverage 7.50x debt to EBITDA	N/A
HSC	1.4x debt service coverage 2x liabilities to assets 5x debt to EBITDA	1.40x debt service coverage 2x liabilities to assets 5x debt to EBITDA	N/A
Fortune 11	1.15x debt service coverage 1.20x loan life coverage(4) 4x debt to equity	1.15x debt service coverage 1.20x loan life coverage(4) 4x debt to equity	cash sweep imposed if for two consecutive quarters less than all of the distribution financial ratio requirements are satisfied
Corporate Season	1.15x debt service coverage 1.20x loan life coverage(4) 4x debt to equity	1.15x debt service coverage 1.20x loan life coverage(4) 4x debt to equity	cash sweep imposed if for two consecutive quarters less than all of the distribution financial ratio requirements are satisfied
Boshof	1.10x quarterly debt service coverage 1.15x debt service coverage 1.15x forecasted debt service coverage	1.05x debt service coverage 1.05x forecasted debt service coverage 3x debt to equity	N/A

Project	Distribution requirements(1)	Financial maintenance covenants	Cash sweep trigger
Aries	1.20x debt service coverage 1.20x forecasted debt service coverage 1.25x loan life coverage(5)	1.10x debt service coverage 1.10x forecasted debt service coverage 1.10x loan life coverage(5)	N/A
Konkoonsies	1.20x debt service coverage 1.20x forecasted debt service coverage 1.25x loan life coverage	1.10x debt service coverage 1.10x forecasted debt service coverage 1.10x loan life coverage	N/A
Klipheuwel	1.20x debt service coverage 1.20x forecasted debt service coverage 1.20x loan life coverage 1.35x project life coverage(6)	1.10x debt service coverage 1.10x forecasted debt service coverage 1.15x loan life coverage 1.30x project life coverage(6)	N/A
Witkop	1.25x forecast debt service coverage 1.25x debt service coverage 1.30x loan life coverage(4) 1.40x project life coverage(6)	1.10x forecast debt service coverage 1.10x debt service coverage 1.20x loan life coverage(4) 1.35x project life coverage(6) 3x debt to equity	cash sweep applied in reverse order of maturity from 11th year to bring down the loan tenure from 17 to 15 years
Soutpan	1.25x forecast debt service coverage 1.25x debt service coverage 1.30x loan life coverage(4) 1.40x project life coverage(6)	1.10x forecast debt service coverage 1.10x debt service coverage 1.20x loan life coverage(4) 1.35x project life coverage(6) 3x debt to equity	cash sweep applied in reverse order of maturity from 11th year to bring down the loan tenure from 17 to 15 years
Orosi	1.25x debt service coverage 1.30x forecasted debt service coverage 3x debt to equity	1.25x debt service coverage 1.30x forecasted debt service coverage 3x debt to equity	N/A
Cerro de Hula	1.25x debt service coverage 1.25x forecasted debt service 4.55x debt to equity until 2021 3x debt to equity 2021 onward	1.25x debt service coverage $48.0 million minimum share capital	N/A
Eolo	1.20x senior debt service coverage 1.15x total debt service coverage 1.30x forecasted debt service coverage 1.15x forecasted total debt service coverage 2.33x debt to equity	1.20x senior debt service coverage ratio 1.15x total debt service coverage ratio 70:30 financial debt to net worth ratio	N/A

Project	Distribution requirements(1)	Financial maintenance covenants	Cash sweep trigger
Choluteca	1.30x senior debt service coverage 1.30x forecasted senior debt service coverage 3x debt to equity	1.20x senior debt service coverage 1.15x total debt service coverage 2.33x debt to equity	Two consecutive periods of debt service coverage below 1.30x

(1)	Ratio calculations exclude the principal amount and interest expense payable to related shareholder loans.

(2)	Lender consent is required for all distributions regardless of whether the covenants are otherwise satisfied.

(3)	Calculated on original equity capital investment.

(4)	Loan life coverage ratio is the ratio of the net present value of projected cash debt service payments to the outstanding principal amount of total debt.

(5)	Loan life coverage ratio is the ratio of the net present value of projected cash available for debt service payments through the final maturity date to the outstanding principal amount of total debt.

(6)	Project life coverage ratio is the ratio of the net present value of projected cash available for debt service payments through the PPA termination date to the outstanding principal amount of total debt.

Description of capital stock

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, as each will be in effect upon completion of the offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which have been or will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part. See “Where you can find more information.”

Authorized capitalization

We currently have three classes of authorized common stock: 500,000 shares of Class A common stock, 500,000 shares of Class B common stock, and 100,000 shares of Class C common stock. Effective upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering, we will effect a 52.6417-for-one stock split of the outstanding shares of our Class B common stock, and our outstanding Class C common stock will be converted into shares of our Class A common stock on a 178.8491-for-one basis.

Upon completion of this offering and based on the assumptions set forth in “Summary—The offering—Certain assumptions,” our authorized capital stock will consist of 2,750,000,000 shares of Class A common stock, par value $0.01 per share, of which 109,509,668 shares will be issued and outstanding, 200,000,000 shares of Class B common stock, par value $0.01 per share, of which 69,339,432 shares will be issued and outstanding, 550,000,000 shares of Class B1 common stock, par value $0.01 per share, none of which will be issued and outstanding, and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. In addition, upon completion of this offering, (i) an aggregate of 7,923,909 shares of our Class A common stock will be reserved for future issuance under the 2014 Incentive Plan, as described in “Executive officer compensation—Equity incentive awards—TerraForm Global, Inc. 2014 Long-Term Incentive Plan,” and (ii) an aggregate of 69,339,432 shares of our Class A common stock will be reserved for issuance upon the exchange of Class B units. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A common stock

Voting rights

Each share of Class A common stock and Class B1 common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock or Class B1 common stock, as applicable, are entitled to vote. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class A common stock and Class B1 common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of the votes cast by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the board of directors may modify or abolish any such reserve. Furthermore because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of certain indebtedness” and “Cash dividend policy.”

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock and Class B1 common stock to receive payment for the par value of their shares in connection with our liquidation.

Other rights

Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “GLBL.”

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Class B common stock

Voting rights

Each share of Class B common stock entitles the holder to 100 votes on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and liquidation rights

Holders of our Class B common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory redemption

Shares of Class B common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B units of Global LLC for shares of our Class A common stock. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Exchange Agreement.”

Transfer restrictions

Shares of Class B common stock may not be transferred, except to our Sponsor or to a controlled affiliate of our Sponsor so long as an equivalent number of Class B units are transferred to the same person.

Director designation rights

Our amended and restated certificate of incorporation will provide that our Sponsor, as the holder of our Class B common stock, will be entitled to designate up to four directors to our board of directors. See “—Antitakeover effects of Delaware law and our certificate of incorporation and bylaws—Meetings and elections of directors—Director designation rights.”

Class B1 common stock

Voting rights

Each share of Class B1 common stock entitles the holder to one vote on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B1 common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common must be approved by a majority, on a combined basis, of votes by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and liquidation rights

Holders of our Class B1 common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B1 common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B1 common stock in connection with our liquidation.

Mandatory redemption

Shares of Class B1 common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B1 units of Global LLC for shares of our Class A common stock. Shares of Class B1 common stock so redeemed are automatically cancelled and are available to be reissued. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Exchange Agreement.”

Transfer restrictions

Shares of Class B1 common stock may not be transferred without our consent. Additionally, shares of Class B1 common stock may only be transferred if an equivalent number of Class B1 units, which generally may not be transferred without our consent, are transferred to the same transferee. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Issuance and transfer of units.”

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as the shares of Class A common stock remain listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate opportunity

As permitted under the DGCL, in our amended and restated certificate of incorporation, we will renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that our directors and officers may serve as (i) directors and/or officers of SunEdison and its affiliates or (ii) as directors, officers and/or employees of other businesses engaged in designing, developing, providing services to, managing, owning or investing in power generation facilities, or “Dual Role Persons,” our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the Dual Role Persons. Specifically, none of the Dual Role Persons will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a Dual Role Person acquires knowledge of a potential transaction or matter outside of his or her capacity as a director of Global which may be a corporate opportunity, we will not have any expectancy in such corporate opportunity, and the Dual Role Person will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that a Dual Role Person acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to a Dual Role Person, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to Dual Role Persons, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover effects of Delaware law and our certificate of incorporation and bylaws

In addition to the disproportionate voting rights that SunEdison will have following this offering as a result of its ownership of our Class B common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our amended and restated bylaws described below will contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated preferred stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Meetings and elections of directors

Special meetings of stockholders.     Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Stockholder action by written consent.     Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected by written consent by such stockholders until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock. Upon our Sponsor ceasing to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock, our stockholders will not be permitted to take action by written consent.

Election and powers of chairman; board meetings.     Our amended and restated certificate of incorporation will provide that the Chairman of our board of directors will be elected by our stockholders. Pursuant to our amended and restated bylaws, the Chairman (or his or her designee) will have the right to call special meetings of our board of directors, establish the agenda for meetings of our board of directors and adjourn meetings of our board of directors. In addition, matters to be addressed or voted upon at any meeting of our board of directors shall be set forth in a notice of meeting delivered to each director in accordance with our amended and restated bylaws (unless such notice is waived) or brought before our board at such meeting by the Chairman. The provisions regarding election of our Chairman by our stockholders and our Chairman’s right to call special meetings of the board, establish the agenda and adjourn meetings of the board of directors will remain in effect until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock.

Director designation rights.     Our amended and restated certificate of incorporation will provide that our Sponsor, as the holder of our Class B common stock, will be entitled to elect up to four directors to our board of directors, which directors will be in addition to any other directors, officers or other affiliates of our Sponsor who (a) may be serving as directors upon the completion of this offering, (b) are subsequently appointed by our board to fill any vacancies or (c) are elected by our stockholders. We refer to directors elected to our board by our Sponsor pursuant to the foregoing provision as “Sponsor Designated Directors.” A director will be deemed to be a Sponsor Designated Director only if specifically identified as such in writing by our Sponsor at the time of his or her appointment to our board or at any time thereafter. Our Sponsor will have the right to remove and replace any Sponsor Designated Director at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions. The provisions regarding the designation of directors by our Sponsor will terminate as of the date that our Sponsor ceases to directly or indirectly beneficially own shares representing 50% or more of the combined voting power of our common stock, unless required to be terminated earlier pursuant to applicable law or the rules of the national securities exchange on which any of our securities are listed. Any Sponsor Designated Director in office at the time of termination of the director designation provisions in our amended and restated certificate of incorporation will continue to hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Vacancies.    Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock and the director designation rights of our Sponsor.

Amendments

Amendments of certificate of incorporation.    The provisions described above under “—Meetings and elections of directors—Special meetings of stockholders,” “—Meetings and elections of directors—Stockholder action by written consent” and “—Meetings and elections of directors—Vacancies” may be amended only by the affirmative vote of holders of at least two-thirds of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of bylaws.    Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office.

Notice provisions relating to stockholder proposals and nominees

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•

in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us; or

•

in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to special meetings of stockholders, our amended and restated bylaws will provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware antitakeover law

We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will provide that in the event our Sponsor and its affiliates cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Removal of directors

Our amended and restated certificate of incorporation will provide that, if any director (other than a Sponsor Designated Director) who, at the time of his or her most recent election or appointment to a term on our board of directors was an employee of our company or our Sponsor or any of our or its subsidiaries, ceases to be employed by us or our Sponsor or any of our or its subsidiaries during such term as director, such director shall no longer be qualified to be a director and shall immediately cease to be a director without any further action unless otherwise determined by our board of directors. In addition, our amended and restated certificate of incorporation will provide, in accordance with the DGCL and subject to our Sponsor’s director designation rights and any special voting rights of any series of preferred stock that we may issue in the future, that stockholders may remove directors, with or without cause, by a majority vote.

Amendments

Any amendments to our amended and restated certificate of incorporation, subject to the rights of holders of our preferred stock, regarding the provisions thereof summarized under “—Corporate opportunity” or “—Antitakeover effects of Delaware law and our certificate of incorporation and bylaws” will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Shares eligible for future sale

Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

Sale of restricted shares

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering, we will have issued and outstanding an aggregate of 109,509,668 shares of Class A common stock (or 117,995,168 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, or “Rule 144,” which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act, which rules are summarized below. These remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market, where applicable after the expiration of the lock-up agreements described below, taking into account the provisions of Rule 144 under the Securities Act. See “—Lock-up agreements.”

Following this offering, at any time and from time to time, our Sponsor may exchange Class B units or Class B1 units, as applicable, of Global LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. Upon completion of this offering, our Sponsor will hold 69,339,432 Class B units (or 60,853,932 Class B units, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Global LLC, all of which will be exchangeable at any time, if exchanged together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of Global LLC—Exchange Agreement.” The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the completion of this offering, we intend to enter into a registration rights agreement with our Sponsor that will require us to register under the Securities Act shares of our Class A common stock issued in such an exchange. See “—Registration rights.”

Rule 144

The shares of our Class A common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past six months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our Class A common stock outstanding which will equal approximately 1,095,097 shares after this offering; or

•	the average weekly reported trading volume of our Class A common stock on the NASDAQ Global Select Market for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has for at least one year beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of Class A common stock under Rule 144 without regard to the public information requirements of Rule 144.

Lock-up agreements

We and each of our officers and directors and our Sponsor have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our Class A common stock or securities (including Global LLC units) convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except in connection with this offering or with the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC as representatives of the underwriters in this offering. See “Underwriting (conflicts of interest).”

The restrictions in the immediately preceding paragraph do not apply to:

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our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;

•

our Sponsor’s pledge of our or Global LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged shares or other securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as any recipient of such securities is subject to the same lock-up restrictions described above; and

•

certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

In addition, each of the investors in the Private Placements has agreed with the underwriters, subject to certain exceptions, not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock received in the Private Placements during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC.

The restrictions in the immediately preceding paragraph do not apply to:

•

any hedging transaction, including any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security that includes, relates to or derives any significant part of its value from the Class A common stock; and

•

certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction and in certain other transactions not involving a disposition for value.

Renova has agreed with Global, subject to certain exceptions, not to dispose of any of our Class A common stock received as compensation in the Renova Transaction prior to the six-month anniversary from the closing date of the acquisition of the Salvador and Bahia projects. Global may not agree to waive the foregoing restrictions without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. The restrictions in the immediately preceding paragraph do not apply to:

•	any pledge of such shares of our Class A common stock as collateral in connection with a financing;

•

making any short sale of, granting any option for the purchase of, or entering into any hedging or similar transaction with the same economic effect as a short sale of, any such shares of our Class A common stock; and

•	tenders of such shares of our Class A common stock in response to a tender offer or exchange.

Registration rights

Upon completion of this offering, our Sponsor, the purchasers in the Private Placements and certain third-party sellers of projects to be acquired by us pursuant to the Pending Acquisitions will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See “Certain relationships and related party transactions—Registration Rights Agreement” and “—Private Placement.” Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to above.

Material United States federal income tax consequences to non-U.S. holders

The following is a general summary of material United States federal income and estate tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date of this prospectus. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that is, for United States federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our Class A common stock, you should consult your own tax advisors.

This summary is based upon the Code, applicable United States Treasury regulations, rulings and other administrative pronouncements, and judicial decisions, all as of the date of this prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Distributions

We intend to pay cash distributions on shares of our Class A common stock for the foreseeable future, as outlined above under “Cash dividend policy.” In general, distributions of cash or other property in respect of shares of our Class A common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock (determined on a share-by-share basis), but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on disposition of shares of Class A common stock.”

Dividends paid to a non-U.S. holder generally will be subject to a United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. United States federal withholding tax may be imposed on the gross amount of a distribution, due to the difficulty of determining whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes.

However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a United States trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder who provides us, our paying agent or other applicable withholding agent with an IRS Form W-8BEN, W-8BEN-E, W-8ECI or other form must update the form or submit a new form, as applicable, if such previously delivered form expires or if there is a change in circumstances that makes any information on such form incorrect. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the over-withheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

Gain on disposition of shares of Class A common stock

Subject to the discussion below on backup withholding and FATCA withholding, any gain realized by a non-U.S. holder on the sale, exchange or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a United States real property holding corporation, or “USRPHC,” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock, or the applicable period.

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on any gain derived from the disposition, which may be offset by certain United States source capital losses. We are not currently, and, although no assurance can be given, do not anticipate becoming, a USRPHC.

Information reporting and backup withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a United States person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•

If the proceeds are paid to or through the United States office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a United States person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified United States connections, a “U.S.-related person,” information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a United States person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation affecting taxation of common stock held by or through foreign entities

Legislation enacted in 2010, known as the Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our Class A common stock and on the gross proceeds of a sale or other disposition of our Class A common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Payments subject to withholding under FATCA include dividends on Class A common stock and, after December 31, 2016, payments of gross proceeds from a sale or other disposition of Class A common stock.

In the absence of an applicable exemption, the withholding under FATCA described above generally applies to payments of dividends or gross proceeds made to (i) a “foreign financial institution” (as a beneficial owner or an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) and (ii) a foreign entity acting as a beneficial owner or an intermediary that is not a “foreign financial institution,” unless such entity makes a certification identifying its substantial United States owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial United States owners. Withholding under FATCA generally will not be reduced or limited by bilateral income tax treaties. However, a non-U.S. holder may be exempt from FATCA withholding under an applicable intergovernmental agreement between the United States and a foreign government relating to the implementation of FATCA, provided that the non-U.S. holder and the foreign government comply with the terms of the agreement. Under certain circumstances, a non-U.S. holder of our Class A common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

United States federal estate tax

Shares of our Class A common stock that are owned (or deemed to be owned) at the time of death by an individual who is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be includable in such non-U.S. holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

Underwriting (conflicts of interest)

We are offering the shares of our Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions and the structuring fee set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
BTG Pactual US Capital LLC
Itau BBA USA Securities, Inc.
Kotak Mahindra, Inc.
SMBC Nikko Securities America, Inc.
SG Americas Securities, LLC

Total	56,570,000

The underwriters are committed to purchase all the shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The underwriters have informed us that they do not expect to sell more than 5% of the shares of Class A common stock in the aggregate to accounts over which they exercise discretionary authority. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 8,485,500 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

We will also pay J.P. Morgan Securities LLC and Barclays Capital Inc. a structuring fee equal to 1.25% of the gross proceeds of this offering for the evaluation, analysis and structuring of our company. We have also granted to certain of the underwriters a right of first refusal, subject to certain limitations, to provide services with respect to certain of our future offerings and financings. We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions and the structuring fee, will be approximately $8.0 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and each of our officers, directors and our Sponsor have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC.

The restrictions in the immediately preceding paragraph do not apply to:

•

our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;

•

our Sponsor’s pledge of our or Global LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged shares or other securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as any recipient of such securities is subject to the same lock-up restrictions described above; and

•

certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

In addition, each of the investors in the Private Placements has agreed with the underwriters, subject to certain exceptions, not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock received in the Private Placements during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC.

The restrictions in the immediately preceding paragraph do not apply to:

•

any hedging transaction, including any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security that includes, relates to or derives any significant part of its value from the Class A common stock; and

•

certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction and in certain other transactions not involving a disposition for value.

Renova has agreed with Global, subject to certain exceptions, not to dispose of any of our Class A common stock received as compensation in the Renova Transaction prior to the six-month anniversary from the closing date of the acquisition of the Salvador and Bahia projects. Global may not agree to waive the foregoing restrictions without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. The restrictions in the immediately preceding paragraph do not apply to:

•	any pledge of such shares of our Class A common stock as collateral in connection with a financing;

•

making any short sale of, granting any option for the purchase of, or entering into any hedging or similar transaction with the same economic effect as a short sale of, any such shares of our Class A common stock; and

•	tenders of such shares of our Class A common stock in response to a tender offer or exchange.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “GLBL.”

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements, each person buying shares through the directed share program has agreed that, for a period of 90 days from the date of this prospectus, he or she will not, without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the several underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, tax equity financing, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, J.P. Morgan Securities LLC and/or its affiliates acted as arranger of, and is the administrative agent under, our Bridge Facility. Affiliates of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are lenders under the Bridge Facility and, accordingly will receive a portion of the net proceeds from this offering. In addition, J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. acted as placement agents in connection with the Private Placements. Affiliates of Barclays Capital Inc., Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are lenders under SunEdison’s credit facility, under which it has pledged as security all of the shares of our Class B common stock that it owns.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or the assets, securities and/or instruments of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of interest

As described in “Use of proceeds,” a portion of the net proceeds from this offering will be used to repay amounts outstanding under our Bridge Facility. Because affiliates of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. will receive more than 5% of the net proceeds of this offering upon repayment of the Bridge Facility, each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. is deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. BTG Pactual US Capital LLC has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Pursuant to FINRA Rule 5121, J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Capital Markets Inc. and Morgan Stanley & Co. LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Brazil

The offer and sale of our common stock will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of our common stock has not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, in Brazil is not legal without such prior registration. Documents relating to the offering of our common stock, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of common stock is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of our common stock to the public in Brazil.

Any offer of our common stock is addressed to the addressee personally, upon such addressee’s request and for its sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without the underwriters’ prior, express and written consent.

Notice to prospective investors in Chile

The shares of our Class A common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares of our Class A common stock do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares of our Class A common stock in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Legal matters

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP has from time to time represented and may continue to represent our Sponsor and some of its affiliates in connection with various legal matters. The underwriters have been represented by Latham & Watkins LLP, New York, New York.

Experts

The combined financial statements of SunEdison Emerging Markets Co. (Predecessor) as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been included in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of BioTherm Energy Projects as of December 31, 2014 and 2013 and for each of the two years in the period ending December 31, 2014 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO South Africa, Inc., independent accountants, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

The financial statements of SEI Solar Power Private Limited as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been included in the registration statement in reliance upon the reports of KPMG Gurgaon, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited as of December 31, 2014 and 2013 and for the years then ended have been included in the registration statement in reliance upon the report of KPMG Huazhen LLP (English name previously translated as KPMG Huazhen (SGP)), independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Renova Energy Projects I as of December 31, 2014 and 2013 and January 1, 2013 and for the years ended December 31, 2014 and 2013, included in this Prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on those combined financial statements and includes explanatory paragraphs referring to (1) the combined, carve-out basis of presentation of the financial statements and (2) assumptions underlying the depreciation rates used for property, plant and equipment), are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited as of December 31, 2014 and 2013, and for each of the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Inc., independent auditor, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been included in the registration statement in reliance upon the reports of KPMG Gurgaon, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Hidroeléctrica Santa Cruz S.A.C and Empresa de Generación Eléctrica de Junĺn S.A.C. as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, appearing in this registration statement have been audited by Paredes, Zaldĺvar, Burga & Asociados, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The separate financial statements of Energía Eólica de Honduras, S.A., Eolo de Nicaragua, S.A., Inversiones Eólicas de Orosí Dos, S.A. and Plantas Eólicas, S.R.L. as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, appearing in this registration statement have been audited by Ernst & Young S.A., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.terraformglobal.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

Index to financial statements

SunEdison Emerging Markets Co. (Predecessor) unaudited combined financial statements

Combined statements of operations for the quarter ended March 31, 2015 and 2014	F-8

Combined statements of comprehensive loss for the quarter ended March 31, 2015 and 2014	F-9

Combined balance sheets as of March 31, 2015 and December 31, 2014	F-10

Combined statements of equity for the the quarter March 31, 2015 and 2014	F-11

Combined statements of cash flows for the quarter March 31, 2015 and 2014	F-12

Notes to combined financial statements	F-13

SEI Solar Power Private Limited unaudited financial statements (Chint–NSM 24 Transaction)

BioTherm Energy Projects unaudited combined interim financial statements (BioTherm Transaction)

Combined balance sheets as at March 31, 2015 and December 31, 2014	F-40

Combined statements of income and comprehensive loss for the three months ended March 31, 2015 and 2014	F-41

Combined statements of changes in shareholder’s net investment for the three months ended March 31, 2015 and 2014	F-42

Combined statements of cash flows for the three months ended March 31, 2015 and 2014	F-43

Notes to the combined financial statements	F-44

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited unaudited condensed combined financial statements (Hercules Transaction)

Unaudited condensed combined balance sheets as of March 31, 2015 and December 31, 2014	F-55

Unaudited condensed combined statements of comprehensive income (loss) for the three months ended March 31, 2015 and 2014	F-56

Unaudited condensed combined statements of changes in shareholder’s deficit for the three months ended March 31, 2015 and 2014	F-57

Unaudited condensed combined statements of cash flows	F-58

Notes to the unaudited condensed combined financial statements	F-59

Renova Energy Projects I unaudited condensed combined interim financial statements (Renova Transaction)

Condensed Combined balance sheets as of March 31, 2015 and December 31, 2014	F-64

Condensed Combined Income Statements for the three-month periods ended March 31, 2015 and 2014	F-66

Condensed Combined Statements of Comprehensive Income for the three-month periods ended March 31, 2015 and 2014	F-67

Condensed Combined Statements of Changes in Parent’s Net Investment for the three-month periods ended March 31, 2015 and 2014	F-68

Condensed combined statements of cash flows for the three-month periods ended March 31, 2015 and 2014	F-69

Notes to the Unaudited Condensed Combined Interim Financial Statements	F-70

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited unaudited combined financial statements (Chint–Soutpan/Witkop Transaction)

Combined balance sheets as of March 31, 2015 and December 31, 2014	F-87

Combined statements of operations and comprehensive income for the quarters ended March 31, 2015 and 2014	F-88

Combined statements of invested equity for the quarters ended March 31, 2015 and 2014	F-89

Combined statements of cash flows for the quarters ended March 31, 2015 and 2014	F-90

Notes to the combined financial statements	F-91

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited unaudited combined financial statements (FERSA Transaction)

Combined statements of income (unaudited) for the three months ended March 31, 2015 and 2014	F-106

Combined balance sheets (unaudited) as of March 31, 2015 and December 31, 2014	F-107

Combined statements of equity (unaudited)	F-108

Combined statements of cash flows (unaudited) as of March 31, 2015 and 2014	F-109

Notes to the combined financial statements (unaudited)	F-110

Empresa de Generación Eléctrica de Junĺn S.A.C. unaudited interim financial statements (LAP Transaction)

Interim statements of financial position as of March 31, 2015 and December 31, 2014	F-121

Interim statements of comprehensive income for the three months ended March 31, 2015 and 2014	F-122

Interim statements of changes in equity for the three months ended March 31, 2015 and 2014	F-123

Interim statements of cash flows for the three months ended March 31, 2015 and 2014	F-124

Notes to the interim financial statements	F-125

Hidroelectrica Santa Cruz S.A.C. unaudited interim financial statements (LAP Transaction)

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

Report of independent registered public accounting firm	F-194

Combined statements of operations for the years ended December 31, 2014 and 2013	F-195

Combined statements of comprehensive loss for the years ended December 31, 2014 and 2013	F-196

Combined balance sheets as of December 31, 2014 and 2013	F-197

Combined statements of equity for the years ended December 31, 2014 and 2013	F-198

Combined statements of cash flows for the years ended December 31, 2014 and 2013	F-199

Notes to combined financial statements	F-200

SEI Solar Power Private Limited audited financial statements (Chint–NSM 24 Transaction)

BioTherm Energy Projects audited combined financial statements (BioTherm Transaction)

Report of independent auditor	F-234

Combined balance sheets as of December 31, 2014 and 2013	F-235

Combined statements of income and comprehensive loss for the years ended December 31, 2014 and 2013	F-236

Combined statements of changes in shareholder’s net investment for the years ended December 31, 2014 and 2013	F-237

Combined statements of cash flows for the years ended December 31, 2014 and 2013	F-238

Notes to the combined financial statements	F-239

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited audited combined financial statements (Hercules Transaction)

Independent auditors’ report	F-253

Combined balance sheets as of December 31, 2014 and 2013	F-254

Combined statements of comprehensive loss for the years ended December 31, 2014 and 2013	F-255

Combined statements of changes in stockholder’s deficit for the years ended December 31, 2014 and 2013	F-256

Combined statements of cash flows	F-257

Notes to the combined financial statements	F-258

Renova Energy Projects I audited combined financial statements (Renova Transaction)

Independent auditors’ report	F-270

Combined balance sheets as of December 31, 2014 and 2013	F-272

Combined income statements for the years ended December 31, 2014 and 2013	F-274

Combined statements of comprehensive income for the years ended December 31, 2014 and 2013	F-275

Combined statements of changes to Parent’s net investment for the years ended December 31, 2014 and 2013	F-276

Combined statements of cash flows for the years ended December 31, 2014 and 2013.	F-277

Notes to the combined financial statements	F-278

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited audited combined financial statements (Chint–Soutpan/Witkop Transaction)

Independent auditor’s report	F-302

Combined balance sheets as of December 31, 2014 and 2013	F-303

Combined statements of operations and comprehensive income for the years ended December 31, 2014 and 2013	F-304

Combined statements of invested equity for the years ended December 31, 2014 and 2013	F-305

Combined statements of cash flows for the years ended December 31, 2014 and 2013.	F-306

Notes to the combined financial statements	F-307

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited audited combined financial statements (FERSA Transaction)

Independent auditor’s report	F-323

Combined statements of income for the years ended December 31, 2014 and 2013	F-324

Combined balance sheets as of December 31, 2014 and 2013	F-325

Combined statements of cash flows for the years ended December 31, 2014 and 2013	F-326

Combined statements of equity	F-327

Notes to the combined financial statements	F-328

Empresa de Generación Eléctrica de Junĺn S.A.C. audited financial statements (LAP Transaction)

Hidroeléctrica Santa Cruz S.A.C. audited financial statements (LAP Transaction)

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of operations (unaudited)

	For the three months ended March 31,
In thousands	2015	2014
Revenue	$17,806	$8,826

Operating costs and expenses:
Cost of operations	358	441
Cost of operations—affiliate	964	725
General and administrative	4,486	574
General and administrative—affiliate	2,967	3,856
Depreciation and accretion	2,735	1,735

Total operating costs and expenses	11,510	7,331

Operating income	6,296	1,495

Other expense (income):
Interest expense	16,821	3,903
Other income, net	(418)	(1,642)

Total other expenses, net	16,403	2,261

Loss before income tax expense	(10,107)	(766)
Income tax expense	1,118	438

Net loss	$(11,225)	$(1,204)

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of comprehensive income (loss) (unaudited)

	For the three months ended March 31,
In thousands	2015	2014

Net loss	$(11,225)	$(1,204)

Other comprehensive income (loss):
Net foreign currency translation adjustments	4,477	12,055
Loss on hedging instruments	(103)	(13,147)

Total comprehensive income (loss)	$(6,851)	$(2,296)

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined balance sheets (unaudited)

	As of March 31,	As of December 31,
In thousands	2015	2014

Assets

Current assets:
Cash and cash equivalents	$136,358	$150,146
Cash committed for construction projects	34,281	42,416
Restricted cash	20,472	22,083
Accounts receivable, net	12,603	11,728
Due from parent and affiliates	747	864
Deferred financing costs	5,263	4,457
Deferred tax assets	83	197
Other current assets	1,840	2,775

Total current assets	211,647	234,666
Property and equipment, net	415,537	386,079
Due from parent and affiliates	140	138
Deferred financing costs, net	6,199	11,487
Restricted cash, long term	22,292	21,312
Deferred tax assets	98	1,384
Other assets	29,775	18,390

Total assets	$685,688	$673,456

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	$39,957	$31,542
Accounts payable	1,093	9,894
Accrued expenses and other current liabilities	2,102	2,326
Deferred tax liabilities	259	1,384
Due to parent and affiliates	34,314	47,266

Total current liabilities	77,725	92,412

Other liabilities:
Long-term debt, less current portion	517,800	492,569
Asset retirement obligations and other long term liabilities	40,312	36,830
Deferred tax liabilities	2,856	2,881

Total liabilities	638,693	624,692

Equity:
Net parent investment	69,142	75,285
Accumulated other comprehensive loss	(22,147)	(26,521)

Total equity	46,995	48,764

Total liabilities and equity	$685,688	$673,456

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of equity (unaudited)

In thousands	Net parent investment	Accumulated other comprehensive loss	Total equity
Balance at December 31, 2014	$75,285	$(26,521)	$48,764

Net loss	(11,225)	—	(11,225)
Contributions from parent and affiliates, net	5,082	—	5,082
Other comprehensive income	—	4,374	4,374

Balance at March 31, 2015	$69,142	$(22,147)	$46,995

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of cash flows

	For the three month ended March
In thousands	2015	2014

Cash flows from operating activities:
Net loss	$(11,225)	$(1,204)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred financing costs	465	57
Depreciation and accretion	2,735	1,735
Change in fair value of interest rate swaps	594	(1,356)
Deferred taxes	970	486
Changes in assets and liabilities:
Accounts receivable, net	(1,037)	(1,758)
Other current assets	(17)	(10,474)
Accounts payable and other current liabilities	(4,760)	1,971
Due to parent and affiliates	11,595	23,234
Other assets and liabilities, net	2,054	11,871

Net cash provided by operating activities	1,374	24,562

Cash flows from investing activities:
Capital expenditures	(60,050)	(36,105)
Change in cash committed for construction	7,734	(38,990)
Change in restricted cash	819	10,670
Change in loans due from parent and affiliates	(137)	(495)
Investment in third party	(860)	—

Net cash used in investing activities	(52,494)	(64,920)

Cash flows from financing activities:
Proceeds from system debt financing	40,392	38,037
Repayments on system debt financing	(3,607)	(1,497)
Net parent investment	2,916	13,271
Payment of deferred financing costs	(1,752)	(1,681)

Net cash provided by financing activities	37,949	48,130
Effect of exchange rate changes on cash and cash equivalents	(617)	(2,396)

Net (decrease) increase in cash and cash equivalents	(13,788)	5,376
Cash and cash equivalents at beginning of period	150,146	3,148

Cash and cash equivalents at end of period	$136,358	$8,524

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Notes to combined financial statements (unaudited)

(Amounts in thousands)

1. Nature of operations

The accompanying interim combined financial statements of SunEdison Emerging Markets Co. (the “Company” or “we”) have been prepared in connection with the proposed initial public offering of Class A common stock of TerraForm Global, Inc., (“TerraForm Global”) formerly known as SunEdison Emerging Markets Yield, Inc. TerraForm Global was formed as a Delaware corporation on September 12, 2014 and is a wholly owned subsidiary of SunEdison, Inc. The Company represents the assets that TerraForm Global intends to acquire from SunEdison, Inc. (the “Parent”) concurrently with the closing of the proposed initial public offering of Class A common stock of the Corporation (the “Offering”), and therefore, the combined financial statements of the Company are viewed as the Predecessor of TerraForm Global, Inc. Currently, the assets to be acquired include solar energy generation systems owned by project entities located in China, India, Malaysia, South Africa, Uruguay and Thailand and the related long-term contractual arrangements to sell the solar energy generated to third parties. The project entities in China, India, South Africa, Uruguay and Thailand are majority-owned subsidiaries of the Parent. The project entities in Malaysia are 48% owned by a subsidiary of the Parent and 52% owned by an investor unrelated to the Parent. Each of the project entities is controlled either through voting or variable interests and therefore is consolidated by the Parent.

The Company has the following projects in operation and under construction as of March 31, 2015:

Project Name	Stage of Development as of March 31, 2015	Commercial Operation Date (1)	Country	Plant Capacity in MW (2)

Bora Bora	Under Construction	Q4 2015	India	17.8
SE 25	In Operation	Q1 2012	India	25.0
NSM Suryalabh	In Operation	Q1 2015	India	19.1
NSM Sitara	In Operation	Q1 2015	India	15.2
NSM L'Volta	In Operation	Q1 2015	India	12.7
Focal	Under Construction	Q2 2015	India	11.3
Brakes	In Operation	Q4 2014	India	7.5
Millenium	In Operation	Q1 2012	India	6.9
Raj 5	In Operation	Q4 2011	India	5.0
ESP Urja	In Operation	Q4 2011	India	3.7
Azure	In Operation	Q4 2011	India	3.7
Dunhuang	In Operation	Q4 2012	China	18.0
El Naranjal	Under Construction	Q4 2015	Uruguay	57.4
Del Litoral	Under Construction	Q4 2015	Uruguay	17.4
Boshof	In Operation	Q4 2014	South Africa	33.6
NPS Star 1-3	Under Construction	Q3 2015	Thailand	17.9
WXA 1-3	Under Construction	Q3 2015	Thailand	17.9
PP Solar	In Operation	Q1 2015	Thailand	3.6
Silverstar Pavilion	In Operation	Q4 2013	Malaysia	5.1
Fortune 11	In Operation	Q4 2013	Malaysia	4.8
Corporate Season	In Operation	Q4 2013	Malaysia	2.5

Total				306.1

(1)	Represents the actual or anticipated commercial operation date, as applicable, unless otherwise indicated.

(2)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility after taking into account any redeemable preference shares and shareholder loans that we hold. For more information about our projects, including information related to our economic ownership, see “Business—Our portfolio—Initial portfolio.” For projects referenced herein that have not yet achieved their commercial operation date, the figures reflect expected final capacity.

Basis of presentation

The Company has presented interim combined financial statements for the three months ended March 31, 2015 and 2014 and as of March 31, 2015 and December 31, 2014. The interim Company’s combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The accounting policies followed in the preparation of the interim combined financial statements are consistent in all material respects with those presented in Note 1 to the combined financial statements for the years ended December 31, 2014 and 2013.

The Company currently operates as part of the Parent. The interim combined financial statements were prepared using the Parent’s historical basis in certain assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to the assets to be acquired. The historical interim combined financial statements also include allocations of certain corporate expenses of the Parent. Management believes the assumptions and methodology underlying the allocation of the Parent’s corporate expenses reasonably reflect all of the costs of doing business of the Company. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company during the periods prior to the Offering or of the costs expected to be incurred in the future.

The interim combined balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for the Company on a centralized basis. Changes in the net parent investment account in the combined balance sheets related to these activities have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in financing activities. Changes in the net parent investment account resulting from Parent contributions of assets and liabilities have been considered non-cash financing activities for purposes of the combined statements of cash flows.

These interim combined financial statements and related notes to the combined financial statements are presented on a consistent basis for all periods presented. All significant intercompany transactions and balances have been eliminated in the combined financial statements.

For further information, including the Company’s significant accounting policies, refer to the audited financial statements and the notes thereto as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013, included in our registration on Form S-1.

New accounting standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, or ASU No. 2013-11. The amendments of ASU 2013-11, which were adopted on January 1, 2014, require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction of a deferred tax asset for a net operating loss, or NOL, a similar tax loss or tax credit carryforward rather than a liability when the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. The adoption of this guidance did not result in any material impact to our combined financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. A delay in the effective date is currently being considered by the FASB, which we expect will result in at least a one year deferral. ASU 2014-09 permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our combined financial statements and related disclosures upon adoption.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which describes how an entity should assess its ability to meet obligations and sets rules for how this information should be disclosed in the financial statements. The standard provides accounting guidance that will be used along with existing auditing standards. The new standard applies to all entities for the first annual period ending after December 15, 2016, and interim periods thereafter. Management has evaluated the guidance and concluded that the adoption of this guidance will not result in any material impact to our combined financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. ASU No. 2015-01 eliminates from GAAP the concept of extraordinary items. An entity will no longer be required to (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; and (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. ASU 2015-01 will be effective for fiscal years beginning after December 15, 2015. An entity may apply the amendments prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Management does not believe that the adoption of ASU 2015-01 will have a material effect on our Financial Statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 amended the process that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. ASU No. 2015-02 is effective for annual periods ending after December 15, 2015, and for annual periods and interim periods thereafter with early adoption permitted. Management does not believe that the adoption of ASU No. 2015-02 will have a material effect on our Financial Statements.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest, which requires debt issuance costs to be presented as a direct deduction from the carrying amount of the related liability. The new standard is effective for annual periods ending after December 31, 2015. Early adoption is permitted. Management does not believe that the adoption of this guidance will have a material impact on our Financial Statements.

2. Property and equipment

Property and equipment consists of the following (in thousands):

	March 31, 2015	December 31, 2014
Land	$2,771	$2,739
Solar energy systems	313,524	306,203

Total property and equipment, at cost	316,295	308,942
Less accumulated depreciation	(18,360)	(15,804)

Total property and equipment in service, net	297,935	293,138
Construction in progress—solar energy systems	117,602	92,941

Total property and equipment, net	$415,537	$386,079

Depreciation expense was $2,676 and $1,675 for the three months ended March 31, 2015 and 2014, respectively.

3. Asset retirement obligations and other liabilities

Activity in asset retirement obligations is as follows (in thousands):

	March 31, 2015	December 31, 2014
Balance at the beginning of the period	$5,049	$2,553
Additional obligation	—	2,930
Accretion expense	59	243
Effect of exchange rate changes on asset retirement obligations	(49)	(677)

Balance at the end of the period	$5,059	$5,049

Other liabilities of $35,253 and $31,781 at March 31, 2015 and December 31, 2014, respectively, consists primarily of the non-current portion of a payable due to a contractor due December 2016 and bearing interest at 13%.

4. Debt

Debt consists of the following (in thousands):

	As of March 31, 2015			As of December 31, 2014
	Total principal	Current	Long-term	Total principal	Current	Long-term
Term debt	$407,757	$38,457	$369,300	$374,111	$30,042	$344,069
Bridge Credit Facility	150,000	1,500	148,500	150,000	1,500	148,500

Total	$557,757	$39,957	$517,800	$524,111	$31,542	$492,569

The fair value of our outstanding debt obligations as of March 31, 2015 and December 31, 2014 approximates carrying value due to the variable rate nature of these obligations.

Term debt

Our solar energy systems for which we have long-term debt obligations are included in separate legal entities. We typically finance our solar energy projects through project entity specific debt secured by the project entity’s assets (primarily the solar energy systems) with no recourse to the Parent. Typically, these financing arrangements provide for a credit facility used for construction, which upon completion is converted into term debt. As of March 31, 2015, we had $407,757 of project entity specific debt that is secured by the total assets of the Company. The Company had undrawn commitments under the credit facilities of $13,446 as of March 31, 2015.

Term debt for India consists of variable rate loans with interest rates that are variously tied to the two-year Infrastructure Development Finance Company (“IDFC”) benchmark rate, the L&T Infrastructure benchmark rate, the Overseas Private Investment Corporation note interest rate, L&T prime lending rate, ICICI base rate plus spread and the Rabo India Finance rate. The interest rates on the term debt as of March 31, 2015 range from 12.00% to 13.00% and mature between 2016 and 2030. Principal and interest is due and payable in arrears monthly or quarterly and on the maturity dates of the credit facilities.

Term debt for China consists of a fixed rate loan with interest at 5.6%. Principal and interest is due and payable on the maturity date of the term debt, which is July 2015.

Term debt for Malaysia consists of variable rate loans with interest rates that are tied to the Kuala Lumpur Interbank Offered Rate (“KLIBOR”). The interest rates on the term debt as of March 31, 2015 range from 4.39% to 5.83% and mature in 2028. Principal and interest is due and payable in arrears at the end of each fiscal quarter or on the maturity date of the credit facilities.

Term debt for South Africa consists of a variable loan with interest tied to the three-month London Interbank Offered Rate (“LIBOR”). The interest rate on the term debt as of March 31, 2015 is 13.03% and matures in 2031. Principal and interest is due and payable in arrears at the end of each fiscal quarter and on the maturity date of the credit facility.

Term debt for Thailand consists of a variable loan with interest tied to the Minimum Lending Rate (“MLR”). The interest rate on the term debt as of March 31, 2015 is 6.47% and matures in 2023. Principal and interest is due and payable in arrears at the end of each fiscal quarter and on the maturity date of the credit facility.

The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement.

Bridge Term Loan

On December 22, 2014, SunEdison Emerging Markets Yield, LLC entered into a credit and guaranty agreement with JPMorgan Chase Bank, N.A., as administrative agent (the “Bridge Facility”). The Bridge Facility did not amend, restate, or otherwise modify any existing credit arrangements.

The Bridge Facility has a term ending in December 2016. The total amount of the Bridge Facility is $150,000 which was drawn in full as of March 31, 2015. The Company incurred $7,028 in deferred financing costs which are being amortized over the expected term of the loan. The purpose of the Bridge Facility is to fund the acquisition of projects from third party developers and to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio. Our obligations under the Bridge Facility and the guaranty obligations of our subsidiaries were secured by first priority liens on and security interests in substantially all present and future assets of the Company and the subsidiary guarantors.

Interest under the Bridge Facility has variable interest rate options based on either base rate loans or eurodollar loans at the Company’s election. The interest rate payable under base rate is based upon an adjusted base rate equal to the greater of (a) the base rate (prime rate) in effect on such day, (b) the federal funds effective rate in effect on such day plus 0.50% and (c) the eurodollar rate for a eurodollar loan with a one month interest period plus the difference between the applicable margin for eurodollar rate loans and the applicable margin for base rate loans. The interest rate increases by 0.50% on May 22, 2015 and will increase by 0.25% every ninety days thereafter through the date of maturity. The interest rate was 8.5% as of December 31, 2014. The interest rate payable under eurodollar loans will be based upon the published LIBOR rate, plus 7.50% applicable margin.

The Bridge Facility agreement contains certain representations, covenants and warranties including limitations on business activities, guarantees, and quarterly debt coverage reporting including a minimum debt service coverage ratio requirement.

Maturities

The aggregate amounts of payments on long-term debt due after March 31, 2015 are as follows (in thousands):

	2015	2016	2017	2018	2019	Thereafter	Total
Maturities of long-term debt	$23,664	$167,604	$19,450	$18,435	$21,652	$306,952	$557,757

5. Income taxes

Our income tax balances are determined and reported using a “Separate Return” method. Use of the separate return method may result in differences when comparing amounts allocated to the Company’s carved out tax provisions to the historical consolidated provision of the parent. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

We record income tax expense each quarter using our best estimate of our full year’s effective tax rate. Tax expense for the three months ended March 31, 2015 and 2014 was $1,118 and $438, respectively. We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including cumulative losses, projected future pre-tax and taxable income (losses), the expected timing of the reversal of existing temporary differences and the expected impact of tax planning strategies. Our total deferred tax liabilities, net of deferred tax assets, as of March 31, 2015 and December 31, 2014 were $2,934 and $2,684, respectively. We are subject to income taxes in the United States and multiple foreign jurisdictions and are subject to income tax audits in these jurisdictions. We believe our tax positions are in compliance with applicable tax laws and regulations. We believe that our liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments.

6. Derivative instruments

A summary of all interest rate and currency swap instruments outstanding as of March 31, 2015 is as follows:

Type of instrument	Notional amount in local currency (in millions)	Notional currency	Interest rate	Variable rate	Termination date
Interest rate swap #1 - Economic Hedge	89.7	Malaysian Ringgit	4.3%	KLIBOR	March 31, 2028
Interest rate swap #2(1)	35.7	Malaysian Ringgit	4.4%	KLIBOR	March 31, 2028
Interest rate swap #3 - Economic Hedge	173.0	Thai Baht	6.5%	MLR - 2.0%	December 31, 2023
Interest rate swap #4 - Cash Flow Hedge	1,856.0	South African Rand	13.0%	JIBAR SAFEX + 4.4%	September 30, 2031
Currency swap - Cash Flow Hedge	1,856.0	South African Rand	JIBAR SAFEX +4.4%	LIBOR + 2.2%	September 30, 2031

(1)	Cash Flow Hedge and Economic Hedge as of March 31, 2015 and December 31, 2014, respectively.

Derivative instruments, which are not designated as hedging instruments, consist of:

		Assets (liabilities or equity) fair value
In thousands	Balance sheet classification	As of March 31, 2015	As of December 31, 2014
Interest rate swaps	Accrued expenses and other current liabilities	$213	$486
		For the three-months ended March 31,
In thousands	Statement of operations classification	2015	2014
Interest rate swaps	Interest expense (income)	$594	$705

As of March 31, 2015, we are party to three interest rate swap instruments that are accounted for as economic hedges. These instruments are used to hedge floating rate debt and are not accounted for as cash flow hedges. Under the interest rate swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a floating interest rate above. The amount recorded in the combined balance sheet, as provided in the table above, represents the estimated fair value of the net amount that we would settle on March 31, 2015 and December 31, 2014 if the agreements were transferred to other third parties or canceled by us. Because these interest rate and currency swaps are deemed economic hedges and not accounted for as hedging instruments, the changes in fair value are recognized in interest expense within the combined statements of operations.

As of March 31, 2015, we are party to an interest rate swap and two currency swaps accounted for using hedge accounting. These instruments are used to hedge the interest rate of variable rate debt denominated in U.S. dollars. The amount recorded in the combined balance sheet represents the estimated fair value of the net amount that we would settle on March 31, 2015, if the agreements were transferred to other third parties or canceled by us. We recorded a gain of $273 and a loss of $64 for the three months ended March 31, 2015 and 2014, respectively, for the effective portion of these cash flow hedges. These were recorded to accumulated other comprehensive income (loss). There was no material ineffectiveness recorded for the three months ended March 31, 2015 and 2014, respectively.

Derivative instruments, which are designated as hedging instruments, consist of:

		Assets (liabilities or equity) fair value
In thousands	Balance sheet classification	As of March 31, 2015	As of December 31, 2014
Interest rate swaps	Other long term assets and accumulated other comprehensive income	$(5,063)	$(4,780)

		As of March 31,
In thousands	Statement of operations classification	2015	2014
Cross currency swaps	Other long term assets and accumulated other comprehensive income	$26,305	$18,183

The Company has netted these hedging instruments and they are included in other assets on the combined balance sheet.

7. Stock-based compensation

In September 2014 and in connection with the formation of SunEdison Emerging Markets Yield, Inc., the Company granted restricted stock awards and restricted stock units to various Company employees (“Participants”) under a new SunEdison Emerging Markets Yield, Inc. 2014 Equity Incentive Plan. The fair value of each Participant’s grant was determined by using the percentage of shares granted multiplied by the overall fair value of SunEdison’s equity in the Company. The restricted stock will convert into shares of Class A common stock upon the filing of our amended and restated certification of incorporation in connection the completion of the proposed initial public offering of Class A common stock of the Corporation (the “Offering”). There were 31,350 shares issued representing a 3.135% interest in the equity of SunEdison Emerging Markets Yield, Inc. issued at a total value of $683 thousand.

In March 2015, there were 35,250 additional shares issued representing an additional 3.525% interest in the equity of TerraForm Global as of the effective date of this offering with a total value of $1.3 million.

In estimating the fair value of the restricted stock, the primary valuation considerations were an enterprise value determined from an discounted cash flow of income-based approach, using a present value of after-tax probability weighted equity cash flow of those projects we intend to include in the Offering, in a projection period extending through December 2024 and a lack of marketability discount of 10%. The discount model used the following assumptions: a time to liquidity event of 7 months; a discount rate of 13%; and volatility of 40% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of our Sponsor and the common stock of comparable publicly traded companies.

After the restricted stock converts to Class A common stock, 25% of the Class A common stock will vest on the first through fourth anniversary of the date of the initial public offering, subject to accelerated vesting upon certain events. Upon a termination of employment for any reason, any unvested shares of Class A common stock held by the terminated executive will be forfeited. As of March 31, 2015, no stock compensation expense has been recorded.

8. Related parties

Corporate allocations

Amounts were allocated from our Parent for general corporate overhead costs attributable to the operations of the Company. These amounts were $2,967 and $3,856 for the three months ended March 31, 2015 and 2014, respectively, and are included in general and administrative—affiliates in the accompanying combined statements of operations. The general corporate overhead expenses incurred by the Parent include costs from certain corporate and shared services functions provided by the Parent. The amounts reflected include (i) charges that were incurred by the Parent that were specifically identified as being attributable to the Company and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of the Company’s solar energy systems. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of the Parent have been allocated to that operation, including the Company. Where specific identification of charges to a particular operation of the Parent was not practicable, an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of the Company’s operations. The cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Company. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Operations and maintenance

Operations and maintenance services are provided to the Company by affiliates of the Parent pursuant to contractual agreements. Costs incurred for these services were $964 and $725 for the three months ended March 31, 2015 and 2014, respectively. Related amounts were reported as cost of operations-affiliate in the combined statements of operations and were reflected in operating activities in the combined statements of cash flows.

Parent and affiliates

Certain of our expenses are paid by affiliates of the Parent and are reimbursed by the Company to the same, or other affiliates of the Parent. Additionally, directly attributable costs for construction of solar energy systems incurred by the Parent are charged to the Company. As of March 31, 2015 and December 31, 2014, the Company owed the Parent and affiliates $29,474 and $22,026, respectively. Depending on the nature of the activity, amounts are either reflected in operating activities or as a non-cash addition to property and equipment included in due to parent and affiliates.

The Company advanced working capital loans to an affiliate company as of March 31, 2015 and December 31, 2014. The affiliate owed the Company $140 and $138 as of March 31, 2015 and December 31, 2014, respectively. Related amounts were reflected in investing activities and in additions to property and equipment included in due to Parent and affiliates in the combined statements of cash flows.

Additionally, the Parent provided contributions to the Company in the form of shareholder loans. Related amounts have been recognized as net parent investment as there is no expectation for the Company to repay the Parent for the contributions. These contributions totaled $1,218 and $(6,635) for the three months ended March 31, 2015 and 2014, respectively.

Transactions with third party investor

On behalf of the Company, the Parent has entered into various transactions with an investor in certain Company projects whom is unrelated to the Parent (“Third Party Investor”). The Third Party Investor has purchased minority interests in various Company projects from the Parent in the form of preference share capital and a shareholder loan. As of March 31, 2015, the outstanding balance of the preference share capital is $3,298 and the balance of the shareholder loan is $3,135 million. As of December 31, 2014, the outstanding balance of the preference share capital is $3,298 million and the balance of the shareholder loan is $3,298 million.

For a separate project company, the Company issued 8% non-cumulative redeemable preference shares and allotted to an affiliate on June 15, 2013. The shares will be redeemed by the project company after 15 years from the date of allotment. The preference shares carry a preferential right as to dividend over equity shareholders. Subject to the provision of the articles of association of the project company, the preference shareholders shall be entitled to transfer the whole or part of the shares held by them subject to any restrictions or approvals of the board of directors of the project company. These shares carry a dividend of 8% on a non-cumulative basis. In the event of liquidation, preference shareholders have a preferential right over equity shareholders to be repaid to the extent of capital paid-up and dividend in arrears on such shares. The Company has classified the preference shares within non-current liabilities, based on the mandatorily redeemable nature of the shares.

10. Commitments and contingencies

Real property agreements

Certain of the solar energy system assets are located on property that the Company leases under operating leases. Rental expense was $62 and $16 in the three months ending March 2015 and 2014, respectively. The total future commitments under operating leases as of March 31, 2015 were $4,524, none of which is cancellable. Our operating lease obligations as of March 31, 2015 were as follows:

In thousands	2015	2016	2017	2018	2019	Thereafter	Total
Operating Leases	$127	183	183	183	199	3,649	$4,524

Minimum rent payments under operating leases are recognized as a rental expense on a straight-line basis over the term of the lease.

Additionally, certain of our operating leases contain clauses that provide additional contingent rent based on the related solar energy systems generating energy greater than certain specified target amounts. We recognize contingent rent expense when payment is considered probable. There was no contingent rent expense for the three months ending March 31, 2015 and 2014, respectively.

Legal proceedings

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

The Company is subject to litigation with the offtaker, Gujarat Urja Vikas Nigam Ltd (GUNVL), for certain projects in India, who is seeking a reduction of tariff set forth in the PPA. GUVNL also claims that there has been a violation of the PPA terms on account of a change in shareholders since execution of the PPA and as such GUNVL is entitled to terminate the PPA. The Company successfully defended each case at the initial hearing but

GUNVL has appealed to the Supreme Court on both matters. The cases are currently pending in front of the Supreme Court of India. The Company plans to vigorously defend each case and believes that an unfavorable outcome is remote; as such a liability has not been recorded in relation to these contingencies.

11. Segment information

The Company is engaged in one reportable segment that operates a portfolio of solar energy generation assets. The Company operates as a single reportable segment based on a “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments.

Revenue for the three months ended March 31, 2015 and 2014 were from customers located in China, India, Malaysia, South Africa, and Thailand. Customers include commercial and industrial entities, which principally include large utility companies and government-controlled entities. Revenue to specific customers exceeding 10% of total revenue for the three months ended March 31, 2015 and 2014 were as follows:

	For the three months ended March 31, 2015		For the three months ended March 31, 2014
In thousands, except for percentages	Revenue	Percent	Revenue	Percent
Customer A	$8,770	49%	2,898	33%
Customer B	$2,705	15%	1,279	14%
Customer C	$—	—%	1,166	13%

Accounts receivable

At March 31, 2015, the Company had a customer which represented 29% of total accounts receivable outstanding at that date. At December 31, 2014, the Company had four customers which represented 75% of total accounts receivable outstanding at that date.

Property and equipment, net

In thousands	As of March 31, 2015	As of December 31, 2014
China	$25,214	25,465
India	221,928	186,782
Malaysia	42,314	45,328
South Africa	116,672	121,285
Thailand	9,149	6,959
Uraguay	260	260

Total	$415,537	386,079

Revenues

In thousands	For the three months ended March 31, 2015	For the three months ended March 31, 2014
China	$741	$878
India	5,486	5,710
Malaysia	2,345	2,202
South Africa	8,770	—
Thailand	464	36

Total	$17,806	$8,826

13. Subsequent events

Subsequent events have been evaluated through June 17, 2015, the date the combined financial statements were available to be issued.

BioTherm Transaction

In April 2015, Global signed agreements to acquire equity interests in the BioTherm projects (70% of Aries, 70% of Konkoonsies and 65% of Klipheuwel), all of which are located in South Africa. These projects have a combined capacity of 32.6 MW based on our ownership percentages. The aggregate consideration paid for ownership in these projects from BioTherm and other minority investors is expected to be approximately $63.4 million, comprised of cash of approximately $55.2 million and shares of our Class A common stock with a value of approximately $8.2 million, in addition to the foregoing, Global has agreed to pay BioTherm approximately $20.5 million in additional cash consideration for certain rights and services.

Chint-NSM Transaction

On June 9, 2015, Global acquired a 51% equity interest in NSM 24 from a subsidiary of Chint Solar (Zhejiang) Co., Ltd. pursuant to a share purchase agreement executed on May 6, 2015. NSM 24 is an operating solar energy system located in India with a capacity of 23.4 MW. The aggregate consideration paid for the acquisition of this interest was $9.1 million. Concurrently, our Sponsor contributed its equity investment (49% equity interest) in NSM 24 to us, which was revalued to fair value of $8.7 million at the time of the acquisition.

Chint-Soutpan/Witkop Transaction

In April 2015, our Sponsor agreed to acquire an additional 41.3% equity interest in each of Soutpan and Witkop presently owned by a subsidiary of Chint Solar (Zhejiang) Co., Ltd. Soutpan is an operating solar energy system located in South Africa with a capacity of 15.8 MW. Witkop is an operating solar energy system located in South Africa with a net capacity of 16.8 MW. The aggregate consideration expected to be paid for the acquisition of these interests is $38.7 million in cash. Our Sponsor will transfer its resulting aggregate 51% interest in each of Soutpan and Witkop to us as part of the Formation Transactions.

Hercules Transaction

On May 14, 2015, Global acquired two wholly owned subsidiaries of Honiton Energy Cayman Limited located in China pursuant to a share purchase agreement. The Hercules Transaction consists of three wind sites with a combined 148.5 MW of capacity. The aggregate consideration paid for the 100% equity interests was $105.3 million in cash.

FERSA Transaction

In May 2015, Global signed an agreement to acquire from FERSA the wind projects Bhakrani, Gadag and Hanumanhatti located in India, representing 101.6 MW of capacity in the aggregate. The aggregate consideration expected to be paid for the 100% equity interests is $33.1 million in cash. This acquisition is expected to close concurrently with this offering.

LAP Transaction

In May 2015, our Sponsor agreed to acquire six hydro-electric projects controlled by LAP, which are expected to be transferred to us in connection with this offering. The projects are located in Peru, representing capacity of 72.5 MW in the aggregate. The aggregate consideration expected to be paid for the 100% equity interest in the six projects is $103.1 million in cash.

Renova Transaction

In May 2015, Global signed an agreement with Renova to acquire three wind and hydro-electric projects, including the Renova ROFO Projects. The projects are located in Brazil and have capacity of 336.2 MW in the aggregate. The aggregate cash consideration payable for this acquisition is expected to be $527.8 million. The Renova Transaction is expected to close concurrently with this offering.

GME Transaction

In June 2015, Global signed an agreement with GME to acquire four wind projects. The projects are located in Honduras, Costa Rica and Nicaragua, representing capacity of 326.0 MW in the aggregate. The aggregate consideration paid for this acquisition is expected to be $326.4 million, comprised of cash of $315.9 million and shares of Class A common stock of Global with a value of $10.5 million. The GME Transaction is expected to close concurrently with this offering. We expect the acquisition of an 82.0 MW solar project that is part of the GME Transaction will be completed when the project achieves COD, which is expected to occur in the second half of 2015.

Solarpack Transaction

In April 2015, Global signed an agreement for the acquisition from Solarpack Corporación Tecnológica, S.L. of the 26.4 MW capacity Alto Cielo solar project located in Uruguay. The Solarpack Transaction has not been included in these pro forma financial statements as it is not material as compared to our historical combined financial statements. We expect the Solarpack Transaction will be completed when the project achieves COD, which is expected to occur in the second half of 2015.

Private Placements

On May 6, 2015, we raised $175 million from the sale to investment vehicles affiliated with the Blackstone Group, Everstream Opportunities Fund and Altai Capital Master Fund, and of Class D units of TerraForm Global LLC for a cash purchase price of $50 million, $100 million and $25 million, respectively. On June 9, 2015, TerraForm Global raised an additional $335.0 million from the sale to investment vehicles associated with Baron Funds, Capricorn Investment Group, GE, Glenview Capital Management, Kingdom Capital Management, and Zimmer Partners. TerraForm Global LLC expects to use the net proceeds to reduce its borrowings under the Bridge Facility, to complete the acquisitions of projects from third parties and to reduce certain project-level indebtedness.

Bridge Facility

On May 6, 2015, the Bridge Facility was amended to increase the aggregate principal amount of bridge commitments to $450 million, of which $87.5 million was subsequently repaid with a portion of the proceeds from the Private Placement, through the addition of Barclays Bank PLC, Citibank, N.A. and Morgan Stanley Senior Funding, Inc. as lenders in the Bridge Facility. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate commitment to $550.0 million. The purpose of the Bridge Facility is to fund the acquisition of certain clean energy projects and to repay certain of the project level indebtedness incurred by projects included in our initial portfolio. TerraForm Global LLC’s obligations under the Bridge Facility are secured by first priority liens on and security interests in substantially all present and future assets of TerraForm Global LLC and certain of its domestic subsidiaries, as guarantors, under the Bridge Facility.

SEI Solar Power Private Limited

Statements of income (unaudited)

	INR	INR
For the quarters ended	31 March 2015	31 March 2014
Revenue	87,520,971	85,197,536

Operating expenses:
Cost of operations	6,480,349	6,805,620
General and administrative	1,855,118	2,544,233
Depreciation (note 3)	18,174,159	18,174,159

Total operating costs and expenses	26,509,626	27,524,012

Operating income	61,011,345	57,673,524

Other expenses:
Interest expense	51,177,230	49,458,372

Total other expenses	51,177,230	49,458,372

Income before income taxes	9,834,115	8,215,152
Income tax expense (note 5)	7,843,405	8,074,313

Net income	1,990,710	140,839

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Balance sheets (unaudited)

	INR	INR
	As of 31 March 2015	As of 31 December 2014

Assets

Current assets:
Cash and cash equivalents	574,215	574,215
Restricted cash	451,016,278	463,203,240
Accounts receivable, net	60,477,863	26,556,557
Deferred financing costs	3,434,922	3,434,922
Other current assets	1,671,733	2,414,720

Total current assets	517,175,011	496,183,654

Property and equipment, net (note 3)	2,138,119,549	2,156,293,708
Restricted cash	134,700,000	134,700,000
Deferred financing costs	42,741,965	43,600,695
Other assets	57,947	57,947

Total assets	2,832,794,472	2,830,836,004

Liabilities and equity

Current liabilities:
Current portion of long-term debt (note 4)	81,604,640	80,803,640
Accounts payable	897,749	1,485,355
Due to related parties	285,637,166	286,181,602
Accrued expenses and other current liabilities	43,387,013	38,382,618

Total current liabilities	411,526,568	406,853,215

Long-term debt, less current portion (note 4)	1,540,070,564	1,552,619,564
Deferred tax liabilities (note 5)	59,857,446	52,014,041

Total non-current liabilities	1,599,928,010	1,604,633,605

Equity;
Common stock, INR 10 par value Authorised shares 15,000,000, issued and outstanding 7,883,900 equity shares (note 6)	78,839,000	78,839,000
Additional paid in capital	884,449,278	884,449,278
Accumulated deficit	(141,948,384)	(143,939,094)

Total equity	821,339,894	819,349,184

Total liabilities and equity	2,832,794,472	2,830,836,004

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Statements of cash flows (unaudited)

	INR	INR
For the quarters ended	31 March 2015	31 March 2014

Cash flows from operating activities:
Net income	1,990,710	140,839

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	18,174,159	18,174,159
Amortization of deferred financing costs	858,730	871,057
Deferred taxes	7,843,405	8,074,313

Changes in assets and liabilities:
Accounts receivable	(33,921,306)	(5,209,671)
Restricted cash	12,238,086	(29,714,897)
Other current assets	742,987	1,744,422
Accounts payable	(587,606)	833,560
Accrued expenses and other current liabilities	5,004,395	20,761,457
Due to related parties	(544,436)	7,842,336

Net cash provided by operating activities	11,799,124	23,517,575

Cash flows from investing activities:
Capital expenditures	—	(336,098,195)
Change in restricted cash	(51,124)	(210,410)

Net cash used in investing activities	(51,124)	(336,308,605)

Cash flows from financing activities:
Principal payments on long-term debt	(11,748,000)	(1,091,496,000)
Proceeds from long-term debt	—	1,402,134,477
Payment of deferred financing costs	—	(1,124,598)

Net cash (used in) provided by financing activities	(11,748,000)	309,513,879

Net increase (decrease) in cash and cash equivalents	—	(3,277,151)
Cash and cash equivalents at beginning of quarter	574,215	4,483,962

Cash and cash equivalents at end of quarter	574,215	1,206,811

Supplemental disclosures of cash flow information:
Cash paid for interest	31,487,534	29,969,455
Cash paid for Income taxes	—	—

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Statements of changes in equity (unaudited)

	Common stock		Additional paid in capital	Accumulated deficit	Total equity
	Shares	Amount
Balance as at December 31, 2013	6,313,776	63,137,760	900,150,518	(144,525,236)	818,763,042
Issue of common stock	1,570,124	15,701,240	(15,701,240)	—	—
Net income		—	—	140,839	140,839

Balance at March 31, 2014	7,883,900	78,839,000	884,449,278	(144,384,397)	818,903,881

Balance as at December 31, 2014	7,883,900	78,839,000	884,449,278	(143,939,094)	819,349,184
Net income		—	—	1,990,710	1,990,710

Balance at March 31, 2015	7,883,900	78,839,000	884,449,278	(141,948,384)	821,339,894

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Notes to financial statements (unaudited)

(Amounts in INR)

1. Nature of operations

SEI Solar Power Private Limited (the “Company”) is domiciled in India and was formed for the purpose of developing, constructing, owning and operating a utility-scale photovoltaic solar energy project with a capacity of 23.9 megawatts (MW) located in Rajasthan, India.

As at March 31, 2015, Astroenergy Solar Korea Co. Ltd. holds 51% of total shares and SunEdison Energy Holding (Singapore) Pte. Ltd. holds the remaining 49% of total shares in SEI Solar Power Private Limited. Commercial operations commenced on February 11, 2013.

Basis of presentation

The Company has presented financial statements as of March 31, 2015 and December 31, 2014 and for the quarters ended March 31, 2015 and 2014. The Company’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by non-governmental entities.

The financial statements are presented in Indian rupees (‘INR’), except when otherwise indicated.

2. Summary of significant accounting policies

Use of estimates

In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, impairment, contingencies, accrued liabilities and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Restricted cash

Restricted cash consists of balance in banks and financial institutions that are restricted from use in operations pursuant to the requirements of certain debt agreements. These funds are used to pay for capital expenditure, current operating expenses and current debt service payments in accordance with the restrictions in the debt agreements.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are reported in the balance sheets at the invoiced amounts adjusted for any write-offs and an allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts included in accounts receivable as of March 31, 2015 or December 31, 2014. Unbilled receivables was INR 32,798,407 and INR 26,556,557 as of March 31, 2015 and December 31, 2014, respectively.

Property and equipment

Property and equipment consists of land, solar energy systems and construction in progress and is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems which is thirty years. Land owned by the Company is not depreciated. Land has an unlimited useful life.

An item of property and equipment initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Statements of income when the asset is derecognized. For the periods presented, the Company did not recognize any gain or loss on de-recognition of assets. All repair and maintenance costs that do not meet capitalization criteria are recognized in the Statements of Income as incurred. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Capitalized interest

Interest expense consisting of amortization of deferred financing costs and amounts incurred on funds borrowed to finance construction of solar energy systems is capitalized until the system is ready for its intended use. No interest was capitalized during the period.

Deferred financing costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements. Amortization of deferred financing costs is capitalized during construction and recorded as interest expense in the financial statements of income following commencement of commercial operation.

There was no deferred financial cost that was capitalised during the period. Amortization of deferred financing costs was recorded as interest expense and totalled INR 858,730 and INR 871,058 during the quarters ended March 31, 2015 and 2014, respectively.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of income. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the quarters ended March 31, 2015 and 2014.

Revenue recognition

The Company’s revenues are obtained through the sale of energy pursuant to terms of a power purchase agreement (“PPA”) or other contractual arrangements which has a remaining life of 22 years as of March 31, 2015. The PPA is accounted for as operating leases, has no minimum lease payments and all of the rental income under these lease is recorded as income when the electricity is delivered. The contingent rental income recognized in the quarters ended March 31, 2015 and 2014 was INR 87,520,971 and INR 85,197,536 respectively.

Income taxes

The income tax balances are determined and reported in accordance with FASB ASC 740 (“ASC 740”), Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We ignore the future originating temporary differences and schedule the existing temporary differences when they originate and reverse on a first-in-first-out basis when determining the tax rate expected to apply for purposes of measuring deferred taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the statement of income).

The Company intends to account for dividend distribution tax in equity in the year in which a dividend is declared.

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. We believe that our liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, the carrying amount approximates fair value because of the short term maturity of the instruments. See Note 4 for disclosures related to the fair value of our long-term debt.

Accounting pronouncements issued but not yet effective

The following accounting standards have been issued but are not yet effective for nor have been adopted by the Company.

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our financial statements and related disclosures upon adoption.

ASU No. 2014-15, Subtopic 205-40, Presentation of Financial Statements—Going Concern (Topic 718)

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our financial statements.

3. Property and equipment

Property and equipment consists of the following:

	As of
In INR	March 31, 2015	December 31, 2014
Land (Refer note 8)	69,308,894	69,308,894
Solar energy systems	2,227,362,376	2,227,362,376

Total property and equipment, at cost	2,296,671,270	2,296,671,270
Less accumulated depreciation	(158,551,721)	(140,377,562)

Total property and equipment, net	2,138,119,549	2,156,293,708

Depreciation expense was INR 18,174,159 for both the quarters ended March 31, 2015 and 2014 respectively.

4. Debt

Debt consists of the following:

	As of March 31, 2015			As of December 31, 2014
in INR	Total principal	Current	Long-term	Total principal	Current	Long-term
International Finance Corporation	624,163,204	31,408,640	592,754,564	624,163,204	31,408,640	592,754,564
PTC India Financial Services Limited	997,512,000	50,196,000	947,316,000	1,009,260,000	49,395,000	959,865,000

Total	1,621,675,204	81,604,640	1,540,070,564	1,633,423,204	80,803,640	1,552,619,564

Our solar energy projects for which we have long-term debt obligations are included in these financial statements. We typically finance our solar energy projects through specific debt secured by the entity’s assets including movable and immovable properties, both present and future and share capital. Typically, these financing arrangements provide for a credit facility used for a construction, which upon completion is converted into term debt.

As at March 31, 2015 term debt includes the below:

•

Local currency loan availed from International Finance Corporation, Mumbai branch, India is repayable in 29 half yearly installments commencing from April 15, 2014. The loan carries an interest rate equal to the Rupee Based Fixed rate on the date of each disbursement and the relevant spread (currently at 12.15% and 12.41% per annum). The unutilised balances of the Company’s credit facilities are subject to annual commitment fee of 0.5% per annum. There are no undrawn credit facilities as at March 31, 2015 and as at December 31, 2014.

•

Local currency loan availed from PTC India Financial Services Limited is repayable in 59 quarterly installments commencing from October 15, 2013. The loan carries an interest rate equal to the Rupee Based Fixed rate on the date of each disbursement and the relevant spread (currently at 12.75% per annum).

The Company did not comply with a covenant in connection with the loan availed from International Finance Corporation which required that the project financial completion date be met on or before 1 April 2015. The Company obtained an extension for a period of 180 days from April 1, 2015. It is probable that the Company will meet the requirements within the grace period and accordingly, the outstanding loan balances have been continued to be classified as non-current to the extent not repayable within one year.

The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees and environmental issues requirements. The fair value of the outstanding debt obligations approximates carrying value.

The term loans are secured by substantially all of the Company’s assets.

Maturities

The aggregate amounts of payments on long-term debt due after March 31, 2015 are as follows:

	2015-16	2016-17	2017-18	2018-19	2019-20	Thereafter	Total

in INR
Maturities of debt	81,604,640	86,813,448	91,260,920	98,967,330	105,912,406	1,157,116,460	1,621,675,204

5. Income taxes

Income taxes

Income tax expense consists of the following:

	Current	Deferred	Total
Quarter ended March 31, 2015:	—	7,843,405	7,843,405
Quarter ended March 31, 2014:	—	8,074,313	8,074,313

Tax rate reconciliation

The applicable Indian statutory tax rate for the tax years ended 2015 and 2014 is 34.61%.

Income tax expense differed from the amounts computed by applying the statutory Indian income tax rate of 34.61% to profit before income taxes.

	As of March 31,
	2015	2014
Current tax	—	—
Income tax at Indian statutory rate	34.61%	34.61%

Increase (reduction) in income taxes:
Impact of tax holidays	45.15%	63.27%
Others	—	0.43%

Effective tax rate	79.76%	98.31%

Significant component of deferred taxes

The significant components of deferred tax assets and liabilities attributable to income from operations for the quarters ended March 31, 2015 and 2014 are as follows:

	As of March 31,	As of December 31,
	2015	2014

Deferred tax assets / liabilities

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	59,857,446	52,014,041

Deferred tax assets:
Land, due to indexation benefits in tax	3,227,940	3,227,940
Less: valuation allowance	(3,227,940)	(3,227,940)

Net deferred tax liabilities	59,857,446	52,014,041

The Company has unabsorbed depreciation for Indian income tax purposes of INR 219,734,540 as at March 31, 2015 and INR 204,880,652 as at December 31, 2014 and which are available to offset future taxable income, if any, over an indefinite period. In addition, the Company has a net operating loss carryforward of INR 128,772,265 as at March 31, 2015 and December 31, 2014 which is available to offset future taxable income, if any, until the tax year ended March 31, 2021.

The Company has a tax holiday which expires 15 years from the date of commissioning of the solar energy system and is available for a 10 year period starting from the date on which the project entity starts claiming the holiday. The Company expects the tax holiday to apply from April 1, 2017 through March 31, 2027. The tax holiday provides for a zero percent tax rate during the years it applies. The Company had a net expense as a result of the tax holiday due to the origination of taxable temporary differences expected to reverse after the expiration of the tax holiday, while the related deductions are expected to be utilized during the tax holiday period and provide no tax benefit.

There is no change in valuation allowance during the quarters ended March 31, 2015 and 2014.

The 2015 and 2014 tax years remain open to examination by tax authorities. The Company does not have any unrecognized tax benefits.

6. Equity

Common stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

Securities premium received and share application money received are included as part of additional paid in capital.

7. Related parties

Astronergy Solar Korea Co. Ltd is the parent company whose ultimate parent company is Chint Group Corp., China.

Operations and maintenance

Operations and maintenance services are provided to the Company by an affiliate pursuant to contractual agreements. Costs incurred for these services were INR 6,326,965 and INR 6,083,620 for the quarters ended March 31, 2015 and 2014 respectively. Related amounts were reported as cost of operations in the statements of income and were reflected in operating activities in the statements of cash flows.

Parent and affiliates

As of March 31, 2015 and December 31, 2014, the Company owed affiliates INR 285,637,166 and INR 286,181,602 respectively. Depending on the nature of the activity, amounts are either reflected in operating activities or as a non-cash addition to property and equipment included in due to affiliates.

8. Commitments and contingencies

Legal proceedings

There are certain pending litigations relating to the appropriateness of title of certain portions of land held by the Company, on which the solar energy systems are installed, since the date of purchase of the said land. The Company believes that there are no irregularities in its ownership title and based on the opinion of its legal counsel believes that the likelihood of an unfavourable outcome of its ownership of the said land is not probable. In addition, the Company believes that no further settlement or any significant additional liability is expected on account of such disputes pending resolution.

Apart from this case from time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

Commitment

The Company has entered into a Power Purchase Agreement (‘PPA’) with NTPC Vidyut Vyapar Nigam Limited, (‘NVVNL’) on January 27, 2012 for implementation of a 23.9 MW Solar Photovoltaic Power Generation Unit (‘Project’) in the State of Rajasthan under which it has a commitment to sell electricity for a period of 25 years. If the minimum prescribed units of electricity is not generated and supplied, the Company is liable to pay compensation in accordance with the power purchase agreement.

9. Segment information

The Company is engaged in one reportable segment that operates a portfolio of solar energy generation assets. The Company operates as a single reportable segment based on a “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments.

Revenue for the quarters ended March 31, 2015 and 2014 was earned from one customer located in India namely, NTPC Vidyut Vyapar Nigam Limited.

10. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through June 9, 2015, the date the financial statements were available to be issued, and determined that there are no items to disclose.

BioTherm Energy Projects

As at 31 March 2015 and 31 December 2014

Combined balance sheets

In US dollars	2015	2014

Assets

Current Assets
Cash and cash equivalents	24,574,985	22,069,224
Accounts receivable	4,370,498	5,283,000
Prepaids and other current assets	3,437,792	3,642,203

Total current assets	32,383,275	30,994,427
Property, plant and equipment, net	79,781,061	88,939,623
Intangible asset, net	3,806,641
Deferred tax asset	13,677,216	10,196,474

Total Assets	129,648,193	130,130,524

Liabilities and Shareholder’s Net Investment

Current Liabilities
Shareholders escrow account	37,049	38,479
Borrowings, current portion	2,039,709	2,143,403
Accounts payable	3,581,877	3,689,723
Other accrued liabilities	2,415,381	2,717,927
Distribution payable	8,288,057	—

Total current liabilities	16,362,073	8,589,532
Borrowings, long-term	74,095,051	77,861,867
Deferred tax liability	14,785,850	11,179,933
Asset retirement obligations	408,035	420,820
Derivative financial instrument—Swap	912,263	544,261

Total Liabilities	106,563,272	98,596,413

Commitments and contingencies (Note 14)

Shareholder’s Net Investment
Shareholder’s net investment	23,084,921	31,534,111

Total Liabilities and Shareholder’s Net Investment	129,648,193	130,130,524

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

For the periods ended 31 March 2015 and 2014

Combined statements of income and comprehensive loss

In US dollars	2015	2014
Revenue	6,161,527	3,185,312

Operating expenses
Operations management fee—related party	(88,956)	(91,108)
Operations management fee	(306,296)	—
Plant operating costs—related party	(284,101)	(234,338)
Plant operating costs	(20,644)	(188)
General and administrative costs—related party	(161,446)	(95,845)
General and administrative costs	(316,513)	(311,801)
Depreciation and amortization	(1,303,332)	(847,366)

Income before other income and expenses	3,680,239	1,604,666

Other income and expenses
Interest income	282,959	90,022
Interest expense	(2,168,107)	(1,199,440)

Income before income taxes	1,795,091	495,248
Income tax (expense) benefit/(expense)	(570,155)	(185,011)

Net income for the period	1,224,936	310,237

Other comprehensive income/(loss):
Foreign currency translation adjustments	(631,349)	(48,780)
Effects of cash flow hedges	(511,114)	359,901
Income tax relating to items that may be reclassified	143,112	(100,772)

Total other comprehensive (loss)/income	(999,351)	210,349

Comprehensive (loss)/income for the period	225,585	520,586

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

For the periods ended 31 March 2015 and 2014

Combined statements of changes in shareholder’s net investment

In US dollars	2015	2014
Total shareholders net investment
Balance at 1 January	31,534,111	27,278,365
Net income for the period	1,224,936	310,237
Other comprehensive (loss)/income for the period	(999,351)	210,349
Net contributions from members	—	3,075,678
Net distributions to members	(8,674,776)	—

Balance at 31 March	23,084,921	30,874,629

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

For the periods ended 31 March 2015 and 2014

Combined statements of cash flows

In US dollars	2015	2014

Cash flows used in operating activities
Net income for the period	1,224,936	310,237
Adjustments to reconcile net income for the period to net cash used in operating activities
Depreciation and amortization	1,303,332	847,366
Accretion of asset retirement obligation	7,744	—
Deferred tax	570,155	185,011
Changes in operating assets and liabilities Accounts receivable	912,502	(1,536,989)
Prepaids and other assets	204,411	(121,232)
Accounts payable	(107,846)	(2,157,840)
Other accrued liabilities	(302,546)	113,979

Net cash used in operating activities	3,812,688	(2,359,468)

Cash flows used in investing activities
Capital expenditures	—	(7,469,534)
Delayed liquidate damages received recorded as a reduction to capital expenditure	—	2,023,007

Net cash used in investing activities	—	(5,446,527)

Cash flows provided by financing activities
Net contributions from members	—	3,075,678
Proceeds from borrowings	—	8,514,513

Net cash provided by financing activities	—	11,590,191

Effect of exchange rate movement on cash balances	(1,306,927)	(722,793)
Net (decrease)/increase in cash and cash equivalents	3,812,688	3,784,194
Cash and Cash Equivalents, beginning of the period	22,069,224	17,372,573

Cash and Cash Equivalents, end of the period	24,574,985	20,433,974

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	2,160,364	1,199,440
Cash received for interest	282,959	90,022

Supplemental Disclosures of non-cash investing and financing activities:
Delay liquidation damages receivable recorded as reduction to PPE	—	2,023,007
Distribution to members	8,228,057	—

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

Notes to the combined financial statements

1. Organization and nature of business

BioTherm Energy Projects (the “Company”) consists of Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited. These Companies are privately owned companies, registered in South Africa, incorporated in 2011 and are all under common control of BTSA Netherlands Cooperatie U.A. (“BTSA”), a Company incorporated in The Netherlands.

The Companies are engaged in electricity generation at the 27MW Klipheuwel-Dassiefontein Wind Energy Facility near Caledon in the Western Cape, South Africa, a 10MW Solar PV Energy Facility near Kenhardt in the Northern Cape, South Africa and a 10MW Konkoonsies Solar PV Energy Facility near Pofadder in the Northern Cape, South Africa. The Company has a contract with Eskom Holdings SOC Limited a South African state owned entity for the supply of electricity.

2. Summary of significant accounting policies

Basis of preparation

The accompanying financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such combined financial statements have been prepared for inclusion in a filing with the United States Securities and Exchange Commission by TerraForm Global, Inc due to the purchase and sale agreement for purposes of the proposed acquisition of the three entities by a subsidiary of TerraForm Global, Inc.

Throughout the periods presented in the combined financial statements, the Company did not exist as a combined, legally constituted entity. The combined financial statements have therefore been derived from the financial statements of Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited to represent the financial position and performance of the Company on a combined basis throughout those periods in accordance with accounting principles generally accepted in the United States of America.

Management of Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited believe the assumptions underlying the combined financial statements are reasonable based on the scope of the purchase and sale agreement and the entities forming the Company being under common control and management throughout the entire periods covered by the combined financial statements.

Outstanding inter-entity balances, transactions, and cash flows between entities comprising the Company have been eliminated.

BTSA Netherlands Cooperatie U.A. provides executive management services to the Company and charges a management fee to the Company for these services, the fees are considered to be a reasonable reflection of all costs of doing business by the Company. For the periods ended 31 March 2015 and 2014, the Company paid management fees of $0.07M and NIL, respectively. Management of BTSA determined that it was not practicable to determine an estimate of this fee that would have been incurred had the Company operated as an unaffiliated entity. The combined financial statements included herein may not necessarily represent what the Company’s results, financial position and cash flows would have been had it been a stand-alone entity during the periods presented, or what the Company’s results, financial position and cash flows may be in the future.

The accompanying financial data as of 31 March 2015 and for the three month periods ended 31 March 2015 and 2014 has been prepared by the Company, without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (GAAP) have been condensed or omitted pursuant to such rules and regulations. The 31 December 2014 Consolidated Balance Sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in the Company’s financial statements for the years ended 31 December 2014 and 2013.

In the opinion of management, all adjustments (which include normal recurring adjustments, except as disclosed herein) necessary to present fairly the combined balance sheet as of 31 March 2015; the results of operations and statements of comprehensive income and cash flows for the three months ended 31 March 2015 and 31 March 2014; and the statements changes in shareholders’ net investment for the three months ended 31 March 2015 and 31 March 2014, as applicable, have been made. The results of operations for the three months ended 31 March 2015 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

Change in Accounting Principle

Effective 1 January 2015, we were required to adopt guidance concerning service concession arrangements. The amendment applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets certain conditions. The amendments specify that such an arrangement may not be accounted for as a lease nor should the infrastructure used in a service concession arrangement be recognized as property, plant and equipment by the operating entity. Instead, the operating entity should refer to other guidance to account for the arrangement. We adopted this guidance using a modified retrospective approach which requires the cumulative effect of applying this guidance to arrangements existing at the beginning of the period of adoption be recognized as an adjustment to retained earnings. As a result, the costs associated with the building of the substations qualify for recognition as an intangible asset. And the costs have been reclassified from Property, plant and equipment, as previously reported, to Intangible asset. The application has had no impact on the amount of the deprecation / amortization charge and thus no impact on opening retained earnings.

The following tables present the pro-forma amounts as of 31 March 2015 under the prior accounting method, the effect on those amounts of the change in account principle, and amounts as reported in the Company’s Combined Financial Statements:

Combined balance sheet

In US Dollar	2015
	Previous Accounting Method	Effect of Change in Accounting Principle	As Reported
Assets
Property, plant and equipment, net	83,587,702	(3,806,641)	79,781,061
Intangible asset, net	—	3,806,641	3,806,641

3. Property, plant and equipment, net

Property, plant and equipment consist of the following:

In US dollar	2015	2014
Wind Energy Facility	41,276,373	43,784,220
Solar Energy Facility	44,079,017	45,689,053
Substation	—	4,239,816

Total property, plant and equipment, at cost	85,355,390	93,713,089
Less accumulated depreciation	(6,383,392)	(5,177,697)
Effect of movements in exchange rates	809,063	404,231

Total property, plant and equipment, net	79,781,061	88,939,623

Depreciation expense was $1.3M and $0.8M for the periods ended 31 March 2015 and 2014 respectively.

A special notarial bond and a general notarial bond has been registered over the Company’s present and future movable property for an amount of $88.2M plus an additional amount of $17.6M, as security for the $81.0M first ranking debt. Refer to Note 7 for further details.

4. Intangible asset, net

Intangible asset consist of the following:

In US dollar	2015	2014
Substation	4,034,701

Total intangible asset, at cost	4,034,701
Less accumulated amortization	(239,080)
Effect of movements in exchange rates	11,020

Total intangible asset, net	3,806,641

Amortization expense was $0.1M and NIL for the periods ended 31 March 2015 and 2014 respectively.

5. Deferred tax

Deferred tax assets and liabilities are non-current and are attributable to the following:

In US dollar	2015	2014

Deferred tax assets
Tax losses	13,307,532	10,078,644
Cash flow hedge	255,434	—
Asset retirement obligation	114,250	117,830

Total deferred tax assets	13,677,216	10,196,474

Deferred tax liabilities
Property, plant and equipment	(14,716,383)	(11,073,009)
Prepayments	(69,467)	(106,924)

Total deferred tax liabilities	(14,785,850)	(11,179,933)

Total net deferred tax (liability)/asset	(1,108,634)	(983,459)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and carryforwards and no valuation allowance was considered necessary by management as of 31 March 2015 and 31 December 2014.

The estimated tax losses available for set off against future taxable income is $46.7M as of 31 March 2015 (31 December 2014: $32.3M), these losses will not expire. We believe that it is more likely than not, based on our projections of future taxable income that we will generate sufficient taxable income to realize the benefits of the deferred tax asset.

6. Derivative financial instrument—Swap

In US dollar	2015	2014

Held at fair value
Nedbank of South Africa Limited	224,681	53,069
The Standard Bank of South Africa Limited	687,582	491,192

Derivative financial liability	912,263	544,261

The Company has entered into an interest rate swap with Nedbank of South Africa Limited to pay fixed interest as follows:

Effective date: 16 November 2012

Notional amount at 31 March 2015: $13,600,064.

The rate was fixed as follows:

(i) For the period from and including 31 December 2013 up to and excluding 31 December 2018, 7.20%

(ii) For the period from and including 31 December 2018 up to and excluding 31 December 2025, 9.00%.

The Company has entered into an interest rate swap with Standard Bank of South Africa Limited to pay fixed interest as follows:

Effective date: 16 November 2012

Notional amount at 31 March 2015: $26,204,151.

The rate was fixed as follows:

(i) For the period from and including 31 January 2014 up to and excluding 31 December 2018, 7.40%

(ii) For the period from and including 31 December 2018 up to and excluding 31 December 2028, 9.50%

The Company has designated the swap as a cash flow hedge and has satisfied itself as to the economic relationship between the swap and the variability in cash flows from borrowings.

In US dollar	2015	2014

Fair value hierarchy
Level 2	912,263	544,261

The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

In US dollar	2015	2014

Reconciliation of hedging reserve
Opening balance	544,261	(433,985)
Effects of cashflow hedges	368,002	978,246

	912,263	544 261

7. Accounts receivable

In US dollar	2015	2014
Trade receivables	4,370,498	5,283,000

Concentrations

The Company’s trade receivables is due solely from Eskom Holdings SOC Limited at 31 March 2015 and 31 December 2014.

Credit quality of trade receivables

Trade receivables are generally collected within 30 to 60 days which represents normal terms. Trade receivables are amounts due from Eskom Holdings SOC Limited, for the sale of electricity. The carrying value of trade receivables recorded in the financial statements represents the maximum exposure to credit risk.

8. Borrowings

In US dollar	2015	2014

The Standard Bank of South Africa Limited
Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited has a senior loan facility of $28.5 million with The Standard Bank of South Africa Limited which was entered into on 5 November 2012. The loan bears interest at JIBAR plus a margin of 4.05% and the capital is repayable in bi-annual instalments which commenced on 31 December 2014. Interest is paid quarterly while capital is repaid bi- annually. The loan matures on 31 December 2028.	27,738,844	29,149,021

Nedbank of South Africa Limited
Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) (Proprietary Limited) have senior loan facilities totaling $20.2 million with The Nedbank of South Africa Limited which was entered into on 5 November 2012. The loan bears interest at JIBAR plus a margin of 3.9% and the capital is repayable in bi-annual instalments which commenced on 30 September 2014, future instalments to occur at June and December. Interest is paid quarterly while capital is repaid bi- annually. The loan matures on 31 December 2028.	18,227,460	19,154,100

Industrial Development Corporation of South Africa Limited
Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited has a senior loan facility of $12.2 million with Industrial Development Corporation of South Africa Limited which was entered into on 5 November 2012. The loan bears interest at a fixed rate of 7.7% plus a margin of 3.9% and the capital is repayable in bi-annual instalments which commenced on 31 December 2014. Interest is paid quarterly while capital is repaid bi-annually. The loan matures on 31 December 2028.	11,888,076	12,492,437

Industrial Development Corporation of South Africa Limited
Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) (Proprietary Limited) have senior loan facilities of $20.2 million with Industrial Development Corporation of South Africa Limited which was entered into on 5 November 2012. The loan bears interest at a fixed rate of 7.7% plus a margin of 3.8% and the capital is repayable in bi-annual instalments which commenced on 30 September 2014. Interest is paid quarterly while capital is repaid bi-annually. The loan matures on 31 December 2028.	18,280,380	19,209,712

	76,134,760	80,005,270

In US dollar	2015

Payments due by period
Less than 1 year	2,039,709
1-2 years	2,184,415
2-3 yeas	2,661,124
3-4 years	3,114,962
4-5 years	3,170,532
After 5 years	62,964,018

76,134,760

Security in favor of Senior Lenders

Security over the $81.0M (maximum amount) first ranking debt to be funded through the Facility Agreement and entered into between the Company and The Standard Bank of South Limited, Nedbank of South Africa Limited and the Industrial Development Corporation of South Africa Limited is as follows:

•	A special notarial bond and a general notarial bond registered over the entity’s present and future movable property for an amount of $88.2M plus an additional amount of $17.6M.

•	A mortgage bond registered as a first mortgage over the entity’s rights, title and interest in and to the notarial leases over the leased properties and notarial servitude over the servitude property.

•

The cession of all of the entity’s secured property, other than restricted property, to the Debt Guarantor as collateral security for the due, proper and punctual payment and performance of the secured obligations by the Companies.

Our facilities agreement with Nedbank of South Africa, Standard Bank of South Africa Limited and the Industrial Development Corporation of South Africa Limited, requires that following ratios are complied with on any Measurement Date:

•	The Historic Debt Service Cover Ratio and the Projected Debt Service Cover Ratio exceeds 1.20:1

•	The Loan Life Cover Ratio exceeds 1.20:1

•	The Project Life Cover Ratio exceeds 1.35:1

If the Debt Service Cover Ratio is between 1.21:1 and 1.30:1 during the first two years from scheduled commercial operation date (“COD”), the Company will be permitted to make distributions equal to 50% of the amount available for distribution (excess cash after funding of the debt service reserve account, the maintenance reserve account and in compliance with South African Companies Act) to the shareholders of the Company and the remaining 50% shall either be transferred to the Debt Service Reserve Account or be used to repay the Facility.

If the Debt Service Cover Ratio exceeds 1.30:1 during the first two years from scheduled COD date, the Company will be permitted to make a distribution equal to 100% of the amount available for distribution.

The first Scheduled Measurement Date relating to the above ratios was 31 December 2014, where all ratios were in compliance, if the ratio is not met then a distribution would not be permissible. Thereafter measurements will be performed bi-annually at each debt repayment date.

In US dollar	2015	2014

Non-current liabilities
At amortized cost	74,095,051	77,861,867

Current liabilities
At amortized cost	2,039,709	2,143,403

	76,134,760	80,005,270

9. Asset retirement obligation

In US dollar	2015	2014
Opening balance	420,820	-
Capitalized in property, plant and equipment	—	402,934
Accretion	7,744	17,886
Effect of movement in exchange rates	(20,529)	—

	408,035	420,820

An asset retirement obligation was recorded due to a contractual obligation to remove all structures and other improvements from the leased property in such a manner that normal farming operations can be conducted on the property. The major parts of the carrying amount of the obligation relate to disposal of tower sections; removal of rebar; grid interface material recovery and MV cable extraction. The Company determined the obligations, based on detailed estimates, adjusted for factors that an outside third-party would consider (i.e. inflation, overhead and profit), escalated to the estimated closure dates and then discounted using a credit-adjusted risk-free interest rate of 13%. The Company has the obligation to remove the wind turbines and related equipment from the property at the end of the lease period. The remaining lease period is 23 years at 31 March 2015. The accretion of the liability and the amortization of the property and equipment will be recognized over the estimated lives of the assets.

10. Accounts payable

In US dollar	2015	2014
Trade payables	3,581,877	3,689,723

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.

Trade payables relating to the Engineer, Procure and Construct (“EPC”) contractor amounting to $3.5M and $3.7M will only be paid upon final completion of the project and are included in trade payables at 31 March 2015 and 31 December 2014 respectively.

11. Distribution payable

In US Dollar	2015	2014
Net distributions to members	8,674,775	—
Effect of movement in exchange rates	(386,718)	—

Distribution payable	8,288,057	—

A dividend was declared to the shareholders of the Company in March 2015 by Klipheuwel-Dassifontien Wind Energy Facility USD4.9M, Sevenstones 159 USD1.7M and Limarco 77 USD1.7M.

12. Revenue

In US dollar	2015	2014
Sale of electricity	6,161,527	3,185,312

Revenue is generated from the sale of electricity in South Africa to Eskom Holdings SOC Limited. The Company has Power Purchase Agreements with Eskom Holdings SOC Limited, backed by the Government of the Republic of South Africa, each for a period of 20 years after the scheduled Commercial Operation Date.

13. Interest income

In US dollar	2015	2014
Interest on bank balances	282,959	90,022

14. Interest expense

In US dollar	2015	2014
Interest on borrowings	2,076,130	1,114,457
Interest on bank balances	84,233	84,983
Asset accretion obligation	7,744	—

	2,168,107	1,199,440

15. Taxation

In US dollar	2015	2014

Major components of the tax expense

Deferred tax
Reversing temporary differences	570,155	185,011

Reconciliation of tax expense to statutory tax rate
Income before income taxes	1,795,091	495,248
Tax at the applicable tax rate of 28% (2014: 28%)	502,625	138,670

Tax effect of adjustments on taxable income
Non-deductible expenses	67,530	46,341

Tax expense	570,155	185,011

16. Commitments and contingencies

Contingent asset

The Company is involved in renewable energy and its business, of generating electricity from wind and solar power, has been certified in terms of the Clean Development Mechanism (CDM). The process allows for the reduction in carbon emissions to be converted to carbon credits after a verification process. The Certified Emission Reductions (CER’s) can be sold in the open market, no asset has been recorded during the periods 31 March 2015 and 31 December 2014 as the number of CERs have not been quantified.

17. Operating lease

At the reporting date, the Company has commitments for future notarial and servitude lease payments over three land leases for the remaining term of the leases of 23 years as of 31 March 2015 amounting to:

•	the greater of $9,997per turbine per year or 2% of gross revenue on the Klipheuwel-Dassiefontein Wind Energy Facility

•	0.5% of gross revenue on the Aries Solar PV Energy Facility

•	$17,062 per annum on the Konkoonsies Solar PV Energy Facility

The annual minimum payment amount of $9,997 and $17,062 increases annually with South African Inflation (31 March 2015: 5.3%). The lease period can be renewed for a further 25 years at the end of the lease

18. Related parties

In US dollar	2015	2014

Related party transactions

Administration fees paid to related parties
Friedshelf 1293 (RF) Proprietary Limited	96,430	95,845

BioTherm Operations and Maintenance (RF) Proprietary Limited	373,056	325,446

BTSA Netherlands Cooperatie U.A. (Netherlands)	65,016	—

Friedshelf 1293 (RF) Proprietary Limited a fellow subsidiary Company provides administrative services to the Company which includes submission of all compliance documentation as per the facility agreement, ensure that the companies are in compliance with all regulations and orders, and tax and accounting functions including maintenance of records, procurement of audit services and reporting. The term of the agreement extends to the expiration of the initial term of the Power Purchase Agreement being 20 years, however early termination may occur subject to notice. The fee charged is a fixed fee escalated annually at South African Inflation rate. The fee in 2015 was $0.05M, $0.02M and $0.02m for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited respectively and is recorded in the general and administrative costs in the Statement of Income and Comprehensive Loss.

BioTherm Operations and Maintenance (RF) Proprietary Limited a fellow subsidiary Company provides operations and maintenance services to the energy facilities. These services mainly include the supervision of the operations and maintenance activities at the facilities and supervision of service providers. The term is five years from the commercial operations date being 07 May 2014 for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited. The fee charged is a fixed fee escalated annually at South African Inflation rate, the fee incurred in 2015 was $0.1M and is recorded in operations management fee in the Statement of Income and Comprehensive Loss.

In addition BioTherm Operations and Maintenance (RF) Proprietary Limited provides construction management services which includes review of engineering and construction related documents and formulate an implementation strategy with overall contract management of the construction process. The agreement will terminate at the Final Completion date of the construction of the facility, this is the date that all work and all other obligations under the EPC Contract are fully and completely performed in accordance with the terms of the EPC Contract. The fee charged is a fixed fee escalated annually at South African Inflation rate. The fee in 2015 was $0.2M and $0.1M for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited respectively and is recorded in plant operating costs in the Statement of Income and Comprehensive Loss.+

BTSA Netherlands Cooperatie U.A. the majority shareholder provides executive management services through policy and decision making and representation on the board in addition to finance and administration support. The agreement may be terminated at any point by mutual consent and will terminate automatically on the day that BTSA ceases to be an equity shareholder in the Company (which will terminate on sale of the Company – see Note 17). The fee charged is a fixed fee escalated annually at South African Inflation rate. The fee in 2015 was $0.03M, $0.02M and $0.02m for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited respectively and is recorded in the general and administrative costs in the Statement of Income and Comprehensive Loss.

19. Subsequent events

The company has evaluated subsequent events through 11 June 2015, the date the combined financial statements were available to be issued, in April 2015, TerraForm Global signed purchase and sale agreements to acquire equity interests in the BioTherm projects (Aries, Konkoonsies and Klipheuwel), all of which are located in South Africa. These projects have a combined capacity of 47.0 MW. The aggregate consideration paid for the majority interest (BioTherm and other minority interest) for this acquisition is expected to be $63.4 million, comprised of cash of $55.2 million and shares of Class A common stock of TerraForm Global with a value of $8.2 million.

No other subsequent events were identified during this period that would have a material impact on the combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Unaudited condensed combined balance sheets

(Amounts in thousands)

	December 31,	March 31,
	2014	2015

ASSETS:	US$	US$

Current assets
Cash	4,366	4,475
Restricted cash	4,584	5,589
Accounts receivable, net of allowance for doubtful accounts	14,008	16,356
Notes receivable	4,300	3,663
Amounts due from related parties	4,032	4,041
Prepayments and other current assets	2,853	2,874

Total current assets	34,143	36,998

Property, plant and equipment, net	208,838	204,285
Other non-current assets	4,303	3,936

Total assets	247,284	245,219

LIABILITIES AND SHAREHOLDER’S DEFICIT:
Current portion of long-term bank loans	41,514	40,543
Accounts payable	11,436	11,035
Amounts due to related parties	180,765	178,244
Accrued expenses and other current liabilities	1,606	1,402

Total current liabilities	235,321	231,224

Long-term bank loans, excluding current portion	28,096	27,990
Other non-current liabilities	15,211	14,930

Total liabilities	278,628	274,144

Shareholder’s deficit
Share capital	—	—
Additional paid-in capital	8,918	8,918
Accumulated deficit	(60,049)	(58,193)
Accumulated other comprehensive income	19,787	20,350

Total shareholder’s deficit	(31,344)	(28,925)

Commitments and contingencies (note 10)	—	—
Total liabilities and shareholder’s deficit	247,284	245,219

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Unaudited condensed combined statements of comprehensive income (loss)

(Amounts in thousands)

	Three months ended March 31,
	2014	2015
	US$	US$
Revenues	5,685	6,192
Cost of revenues	(3,877)	(4,077)

Gross profit	1,808	2,115

General and administrative expenses	(373)	(321)

Operating income	1,435	1,794

Interest income	17	18
Interest expense	(2,690)	(2,435)
Foreign currency exchange gain (loss), net	(1,135)	2,468

Income (loss) before income taxes	(2,373)	1,845

Income tax benefit	11	11

Net income (loss)	(2,362)	1,856

Foreign currency translation adjustments, net of nil income taxes	(1,735)	563

Comprehensive income (loss)	(4,097)	2,419

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Unaudited condensed combined statement of changes in shareholder’s deficit

(Amounts in thousands)

	Share capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholder’s deficit
	US$	US$	US$	US$	US$
Balance at December 31, 2014	—	8,918	(60,049)	19,787	(31,344)
Net income	—	—	1,856	—	1,856
Foreign currency translation adjustments, net of nil income taxes	—	—	—	563	563

Balance at March 31, 2015	—	8,918	(58,193)	20,350	(28,925)

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Unaudited condensed combined statements of cash flows

(Amounts in thousands)

	Three months ended March 31,
	2014	2015
	US$	US$

Cash flows generated from operating activities	1,833	910

Cash flows from investing activities:
Purchase of property, plant and equipment	(158)	(1)

Net cash used in investing activities	(158)	(1)

Cash flows from financing activities:
Repayment of bank loans	(816)	(816)

Net cash used in financing activities	(816)	(816)

Effect of foreign currency exchange rate changes on cash	42	16

Net increase in cash	901	109

Cash at beginning of year	5,233	4,366

Cash at end of year	6,134	4,475

Supplemental disclosure of cash flow information:
Interest paid	(1,520)	(1,271)

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Notes to the unaudited condensed combined financial statements

(Amounts in thousands)

1 Basis of presentation and significant concentrations and risks

a) Basis of presentation

The accompanying unaudited condensed combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The condensed combined balance sheet as of December 31, 2014 was derived from the audited combined financial statements of the Combined Entity. The accompanying unaudited condensed combined financial statements should be read in conjunction with the combined balance sheet of the Combined Entity as of December 31, 2014, and the related combined statements of comprehensive loss, changes in shareholder’s deficit and cash flows for the year then ended.

In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2015, and the results of operations and cash flows for the three months ended March 31, 2014 and 2015, have been made.

The accompanying unaudited condensed combined financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Combined Entity’s ability to operate profitably, to generate cash flows from operations, and the Combined Entity’s ability to pursue alternative financing arrangements to support its working capital requirements.

As of March 31, 2015, the Combined Entity had a shareholder’s deficit of US$28,925. The Combined Entity mainly relies on the cash provided by operating activities, bank loans and advances from related parties to finance its investing activities and working capital requirements. In particular, the amount due to related parties in the amount of US$178,244 as of March 31, 2015 is due on demand, and US$40,543 of bank loan will mature in July 2015.

Honiton Energy Caymans Limited (“HECL”), the shareholder of the Combined Entity, has provided a letter of financial support to the Combined Entity including the conversion of the US$177,870 due to HECL as of March 31, 2015 into the share capital of Honiton Energy (Xilinguole) Co. Ltd. and Honiton Energy (Baotou) Co. Ltd, as necessary.

On May 5, 2015, HECL entered into a share purchase agreement to sell all of its equity interests in Honiton XIL and Honiton BAV to a subsidiary of TerraForm Global, Inc. (“Acquirer”). In connection with the proposed acquisition of the Combined Entity, the Acquirer has provided a letter to HECL stating that the Acquirer will take necessary actions to cause the Combined Entity to make payment when the bank loan matures.

Taking into consideration the commitments of HECL and the Acquirer to provide the Combined Entity the necessary financial support, management believes the Combined Entity will be able to meet its commitments and liabilities when they fall due for a period extending at least one year beyond the date of the financial statements.

b) Revenue concentration

The Combined Entity derives all its revenues from its sole customer, Inner Mongolia Power (Group) Co., Ltd., for the wind power dispatched in Inner Mongolia. The Combined Entity expects revenues from the customer to continue to represent a substantial portion of its revenue in the future. Any factors adversely affecting the wind power industry in the PRC or the business operation of the customer will have a material effect on the Combined Entity’s business, financial position and results of operations.

2 Cash and restricted cash

Cash consists of the following:

	December 31,	March 31,
	2014	2015
	US$	US$
RMB denominated bank deposits with financial institutions in the PRC	4,300	4,138
US dollar denominated bank deposits with financial institutions in HK SAR	60	327
Great Britain Pound denominated bank deposits with financial institutions in HK SAR	—	4
US dollar denominated bank deposits with financial institutions in the PRC	6	6

Total	4,366	4,475

Cash deposits in bank that are restricted as to withdrawal or usage for up to 12 months are reported as restricted cash in the condensed combined balance sheets and excluded from cash in the condensed combined statements of cash flows. Cash deposits that are restricted for period beyond 12 months from the balance sheet date are included in other non-current assets in the condensed combined balance sheets. Cash deposits that are pledged as collateral for long-term bank loans are reported as restricted cash and amounted to US$3,251 and US$4,262 as of December 31, 2014 and March 31, 2015, respectively (note 8). Cash deposits totaling US$1,718 were restricted due to the arbitration and lawsuit as of March 31, 2015 (note 10), of which US$1,327 is included in restricted cash and US$391 is included in other non-current assets.

3 Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31,	March 31,
	2014	2015
	US$	US$
Machinery and equipment	271,371	270,362
Buildings	3,282	3,270
Equipment and furniture	311	310
Vehicles	294	275

	275,258	274,217
Less: Accumulated depreciation	(66,420)	(69,932)

Property, plant and equipment, net	208,838	204,285

Depreciation expense for property, plant and equipment was US$3,737 and US$3,779 for the three months ended March 31, 2014 and 2015 respectively. As of December 31, 2014 and March 31, 2015, the Combined Entity has pledged property, plant and equipment with a total net amount of US$205,965 and US$201,481, respectively, to secure bank borrowings.

4 Government grants

For the three months ended March 31, 2014 and 2015, US$214 representing the amortization of government grant of US$16,715 related to the equipment purchased in prior years was credited against depreciation expense which is included in cost of revenues in the condensed combined statements of comprehensive income (loss). As of March 31, 2015, the balance of unamortized government grant was US$12,999, of which the current portion of US$856 was included in accrued expenses and other current liabilities, and the non-current portion US$12,143 was included in other non-current liabilities in the condensed combined balance sheets, respectively.

5 Income taxes

The effective income tax rates for the three months ended March 31, 2014 and 2015 were 1% and -1%, respectively. The effective income tax rates for the three months ended March 31, 2014 and 2015 differ from the PRC statutory income tax rate of 25% primarily due to the combined effect of the valuation allowance on the deferred tax assets of the PRC operating entities and the Hong Kong entities not subject to income tax.

6 Bank loans

Long-term bank loans consist of the following:

	December 31,	March 31,
	2014	2015
	US$	US$
Long-term bank loans:
Loans from Standard Chartered Bank	37,265	36,310
Loans from Minsheng Bank	32,345	32,223

	69,610	68,533
Less: current portion	(41,514)	(40,543)

Total long-term bank loans, excluding current portion	28,096	27,990

As of March 31, 2015, there was no unpaid interest to China Minsheng Bank. The principal of US$4 million, US$5 million, US$5 million, US$5 million, US$5 million, US$6 million, and US$2 million will be repaid in 2015, 2016, 2017, 2018, 2019, 2020 and 2021, respectively.

In March 2011, Honiton Baotou and Honiton Xilinguole entered into an 12-month RMB362 million (US$59 million) loan agreement with Standard Chartered Bank at a floating interest rate of the one-to three-year RMB benchmark loan rates as published by PBOC plus an additional surcharge of 15%-70% of the interest rate per annum. As Honiton Baotou and Honiton Xilinguole failed to repay the loan on the original maturity date, the outstanding loan principal and interest of RMB283 million (US$46 million) was extended to July 2015 and the interest rate was based on the one-to three-year Renminbi benchmark loan rates plus an additional surcharge of 30% of the interest rate per annum. The loan is pledged by bank accounts of HECL, property, plant and equipment, land use rights and beneficial rights of insurance of the Bailimiao wind farm Phase II and Xiwu wind farm Phase I, the 100% paid-in capital of Honiton Xilinguole, the 100% issued shares of Honiton XIL and Honiton BAV. The outstanding loan balance was US$36 million as of March 31, 2015.

7 Related party transactions

As of and for the three months ended March 31, 2015, the Combined Entity had related party transactions and balances with 1) Honiton Energy Caymans Limited (“HECL”, the immediate parent company of the Combined Entity) 2) Honiton Energy Barbados Ltd., which is a wholly owned subsidiary of HECL, and 3) Windco Cayman Holdings Limited, which is the shareholder of HECL. The significant related party transactions are summarized as follows:

			Three months ended March 31,
			2014	2015
			US$	US$
Interest expenses incurred for the shareholder’s loans	(a	)	1,163	1,163
Expenses paid by the Combined Entity on behalf of HECL	(b	)	—	111

Balances with related parties as of March 31, 2015 are as follows:

			December 31,	March 31,
			2014	2015
			US$	US$

Amounts due from related parties:
Honiton Energy Caymans Limited	(b	)	4,025	4,034
Honiton Energy Barbados Ltd.			7	7

Total amounts due from related parties			4,032	4,041

Amounts due to related parties:
Honiton Energy Caymans Limited	(a	)(b)	180,389	177,870
Windco Cayman Holdings Limited			376	374

Total amounts due to related parties			180,765	178,244

(a)	HECL provided interest-free loans of US$8,500 and interest-bearing loans of US$31,407 at the rate of 15% to the Combined Entity before January 1, 2014. All of the loans are unsecured and unguaranteed. The loans are due and payable on demand. The interest expenses incurred by the Combined Entity were US$1,163 for the three months ended March 31, 2014 and 2015.

(b)	During the three months ended March 31, 2015, the Combined Entity paid professional service expenses in the amount of US$111 on behalf of HECL.

8 Commitments and contingencies

Operating lease commitments

Future minimum lease payments under non-cancellable operating lease agreements for office premises as of March 31, 2015 and 2014 were as follows:

	March 31,	March 31,
	2014	2015
	US$	US$
Nine months ending December 31, 2014	44	—
2015/ nine months ending December 31, 2015	59	50
2016	50	51
Thereafter	—	—

Total	153	101

Rental expenses incurred under operating leases for the three months ended March 31, 2014 and 2015 were US$14 and US$16 respectively.

Legal Proceedings

The Combined Entity is the party in one arbitration and the defendant in one lawsuit with one vendor who is the wind turbine and maintenance service provider to the Combined Entity. The vendor filed the arbitration and lawsuit against Honiton Baotou and Honiton Xilingguole in the PRC on August 21, 2014 and January 23, 2015, respectively, seeking claims in the amount of US$1,327 and US$10,683 for the provision of maintenance service and sales of wind turbine and relevant interests, respectively. The arbitration and lawsuit are in preliminary stage and US$1,060 and US$8,367 was accrued based on management’s best estimate of the probable outcomes as of March 31, 2015. In addition, cash in bank in the amount of US$1,718 was restricted for the arbitration and lawsuit as of March 31, 2015. On January 14, 2015, Honiton Baotou filed a claim against the vendor in the arbitration, seeking a claim in the amount of US$1,092 for the overpaid maintenance service fee and relevant interests. Each of Honiton Baotou and Honiton Xilingguole filed an arbitration against this vendor on March 9, 2015, seeking claims in the amount of US$2,288 and US$1,062 for the undelivered spare parts and relevant interests, respectively.

9 Subsequent events

On May 5, 2015, Honiton Energy Caymans Limited entered into share purchase agreements to sell its interests in the Combined Entity to a subsidiary of TerraForm Global, Inc., an indirect subsidiary of SunEdison, Inc., for US$105 million in cash, subject to adjustment upon the closing of the share purchase. According to the share purchase agreement, the purchase price shall be reduced by an amount equal to the aggregate of all Leakage Amounts.

Management has considered subsequent events through June 9, 2015, which was the date the condensed combined financial statements were available to be issued.

Renova Energy Projects I

Condensed combined balance sheets as of March 31, 2015 and

December 31, 2014 (Unaudited)

Amounts in thousands of Brazilian Reais—R$	Note	March 31, 2015	December 31, 2014

ASSETS

CURRENT
Cash and cash equivalents	4	23,455	34,109
Short-term investments	4	36,784	24,477
Trade receivables	5	21,258	22,475
Prepaid and recoverable taxes	12	955	3,037
Energy balance—CCEE/Eletrobras	6	1,381	199
Prepaid and other current assets		1,973	2,299

Total current assets		85,806	86,596

NONCURRENT ASSETS
Property, plant and equipment	7	1,375,053	1,388,090
Restricted deposits	9	171,019	160,488
Energy balance—CCEE/Eletrobras	6	6,423	1,824
Prepaid and recoverable taxes	12	1,856	2,211
Other assets		35	35

Total noncurrent assets		1,554,386	1,552,648

TOTAL ASSETS		1,640,192	1,639,244

The accompanying notes are an integral part of these condensed combined interim financial statements.

Renova Energy Projects I

Condensed combined balance sheets as of March 31, 2015 and

December 31, 2014 (Unaudited)—(Continued)

Amounts in thousands of Brazilian Reais—R$	Note	March 31, 2015	December 31, 2014

LIABILITIES AND PARENT’S NET INVESTMENT

CURRENT LIABILITIES
Trade payables		16,425	18,460
Borrowings—current portion	8	70,149	70,071
Taxes payable	11	5,301	6,594
Energy balance—CCEE/Eletrobras	6	23,335	22,339
Commitments for social and environmental costs	13	3,808	3,685
Other accounts payable		46	35

Total current liabilities		119,064	121,184

NONCURRENT LIABILITIES
Borrowings	8	876,141	893,046
Energy balance—CCEE/Eletrobras	6	15,758	13,397
Commitments for social and environmental costs	13	2,296	2,222

Total noncurrent liabilities		894,195	908,665

PARENT’S NET INVESTMENT	14	626,933	609,395

TOTAL LIABILITIES AND PARENT’S NET INVESTMENT		1,640,192	1,639,244

The accompanying notes are an integral part of these condensed combined interim financial statements.

Renova Energy Projects I

Condensed combined income statements for the three-month periods ended March 31, 2015 and 2014 (Unaudited)

		Three month period ended March 31,
Amounts in thousands of Brazilian Reais—R$	Note	2015	2014
NET REVENUE	15	59,485	53,601

COST OF SERVICES PROVIDED
Depreciation		(16,782)	(16,942)
Operating costs		(3,181)	(3,402)
Charges for use of distribution system		(3,262)	(2,343)

	16	(23,225)	(22,687)

GROSS PROFIT		36,260	30,914
General and administrative expenses		(4,790)	(5,065)
Other operating income, net		—	93

	16	(4,790)	(4,972)

OPERATING INCOME		31,470	25,942

FINANCE INCOME (EXPENSES)
Finance income	17	5,563	4,332
Finance expenses	17	(19,065)	(18,786)

	17	(13,502)	(14,454)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		17,968	11,488
Income and social contribution taxes	10	(3,849)	(2,996)

NET INCOME		14,119	8,492

The accompanying notes are an integral part of these condensed combined interim financial statements.

Renova Energy Projects I

Condensed combined statements of comprehensive income for the three-month periods ended March 31, 2015 and 2014 (Unaudited)

	Three month period ended March 31,
Amounts in thousands of Brazilian Reais—R$	2015	2014
Net Income	14,119	8,492
Other comprehensive income	—	—

TOTAL COMPREHENSIVE INCOME	14,119	8,492

The accompanying notes are an integral part of these condensed combined interim financial statements.

Renova Energy Projects I

Condensed combined statements of changes in parent’s net investment for the three-month periods ended March 31, 2015 and 2014 (Unaudited)

Amounts in thousands of Brazilian Reais—R$	Parent’s net investment
AT JANUARY 1, 2014	624,958
Net Income	8,492
Dividends	(16,830)
Others transfers from parent, net	3,134

AT MARCH 31, 2014	619,754

AT JANUARY 1, 2015	609,395

Net Income	14,119
Others transfers from parent, net	3,419

AT MARCH 31, 2015	626,933

The accompanying notes are an integral part of these condensed combined interim financial statements.

Renova Energy Projects I

Condensed combined statements of cash flows for the three-month periods ended March 31, 2015 and 2014 (Unaudited)

		Three month period ended March 31,
Amounts in thousands of Brazilian Reais—R$	Note	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income		14,119	8,492

Adjustments to reconcile Net Income to cash provided by operating activities:
Depreciation	7, 16	16,869	16,972
Interest on borrowings	8, 17	17,537	17,535
Debt issuance costs	8	155	153
Interest on short-term investments and restricted deposits	17	(5,563)	(4,332)

(Increase) decrease in operating assets:
Trade receivables		1,217	(1,991)
Prepaid and recoverable taxes		2,437	70
Other assets		326	607

Increase (decrease) in operating liabilities:
Trade payables		(2,035)	(221)
Taxes payable		628	2,009
Energy balance—CCEE/Eletrobras, net		(2,424)	3,524
Other payables		208	1

Other cash flows from operating activities:
Income and social contribution taxes paid		(1,921)	(1,722)
Interest paid on borrowings	8	(17,490)	(17,770)

Net cash provided by operating activities		24,063	23,327

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments		(6,744)	16,293
Restricted deposits		(10,531)	(9,109)
Purchase of property, plant and equipment		(3,832)	—

Net cash (used in) provided by investing activities		(21,107)	7,184

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on borrowings	8	(17,029)	(16,668)
Others transfers from parent, net		3,419	3,134
Payment of dividends	14	—	(16,830)

Net cash used in financing activities		(13,610)	(30,364)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(10,654)	147

Cash and cash equivalents at beginning of period	4	34,109	20,799
Cash and cash equivalents at end of period	4	23,455	20,946

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(10,654)	147

The accompanying notes are an integral part of these condensed combined interim financial statements.

Renova Energy Projects I

Notes to the unaudited condensed combined interim financial statements

(Thousands of Brazilian Reais – R$, unless otherwise stated)

1. Organization and description of business

Renova Energy Projects I (the “Group” or the “Company”) comprises the operating assets, liabilities and operating activities of Energética Serra do Prata S.A. (“Espra”), Salvador Eólica Participações S.A. (“Salvador”), Bahia Eólica Participações S.A. (“Bahia”), all indirect-wholly-owned Brazilian subsidiaries of Renova Energia S.A. (“Renova” or “Parent”), a Brazilian listed company engaged in the development, implementation and operation of projects for the generation of energy from renewable sources, including wind, small hydroelectric power plants (“SHPPs”) and solar, and in the sale of power and related activities.

The Group is engaged in the construction and operation of renewable energy generation projects, through SHPPs and wind energy facilities, all located in Brazil, and conducts its operations through various wholly-owned project companies under authorizations granted to them: 30 years from 2003 in the case of small hydroeletric power plants and 35 years from 2010 in the case of wind energy facilities.

Small Hydroelectric Power Plants—Through Espra, the Group sells electric energy generated from its Serra da Prata Hydroelectric Complex, consisting of three SHPPs located in the State of Bahia which began operations in 2008. All energy generated from the complex is sold under long-term power purchase agreements (“PPAs”) with Eletrobras—Centrais Elétricas Brasileiras S.A., under the Brazilian Alternative Electric Power Source Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica—PROINFA). The PPAs have an original term of 20 years through 2028 and include a fixed price per megawatt hour, adjusted annually for inflation based on the change in the Brazilian General Market Price Index—IGPM.

Wind Energy Facilities—Through Bahia and Salvador, the Group sells electric energy generated from its 14 wind energy facilities located in the State of Bahia which began operations in 2012. All energy generated from the complexes are sold under long-term PPAs with the Câmara de Comercialização de Energia Elétrica—CCEE (Electric Power Trade Chamber), under PROINFA. The PPAs have an original term of 20 years through 2032 and include a fixed price per megawatt hour, adjusted annually for inflation based on the change in the Brazilian Consumer Price Index—IPC-A.

The Group´s operating assets, consisting of its SHPPs and wind energy generation facilities, are held through the following wholly-owned project companies:

Centrais Eólicas Candiba S.A.

Centrais Eólicas Igaporã S.A.

Centrais Eólicas Ilhéus S.A.

Centrais Eólicas Licínio de Almeida S.A.

Centrais Eólicas Pindaí S.A.

Centrais Eólicas Alvorada S.A.

Centrais Eólicas Guanambi S.A.

Centrais Eólicas Nossa Senhora Conceição S.A.

Centrais Eólicas Pajeú do Vento S.A.

Centrais Eólicas Planaltina S.A.

Centrais Eólicas Porto Seguro S.A.

Centrais Eólicas Rio Verde S.A.

Centrais Eólicas Serra do Salto S.A.

Centrais Eólicas Guirapá S.A.

The Group presented negative working capital for March 31, 2015 which, based on the Company´s analysis, will be solved by its own operation. The negative working capital is reducing monthly.

2. Basis of presentation

The unaudited condensed combined interim financial statements for the three-month periods ended March 31, 2015 and 2014 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) and are presented on a condensed basis as permitted by IAS 34. Therefore, they do not include all disclosures that would otherwise be required in a full set of financial statements. They should be ready in conjunction with the Group’s combined financial statements as of and for the years ended December 31, 2014 and 2013.

The Group has applied the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s combined financial statements as of and for the years ended December 31, 2014 and 2013, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Group also follows the guidance in the Accounting Manual for the Brazilian Electricity Industry and standards established by the Brazilian National Agency for Electric Energy (Agência Nacional de Energia Elétrica – ANEEL) Renova and its affiliated entities, together with the cost allocations, is included in note 14 to the condensed combined interim financial statements.

The condensed combined interim financial statements with respect to the Group is reflected in the individual legal entities that comprise the Group, which were all under the common control and management of Renova for all periods presented. These condensed combined interim financial statements have been prepared from the accounting records of Renova and reflect the cash flows, revenues, expenses, assets, and liabilities of these individual legal entities. All transactions and balances between the individual legal entities within the Group have been eliminated in combination.

Because the separate legal entities that comprise the Group were not and are not held by a single legal entity, Parent’s net investment is shown in lieu of shareholders’ equity in these condensed combined interim financial statements. Parent’s net investment represents the cumulative net investment by Renova in the Group through that date. The impact of transactions between the Group and Renova that were not historically settled in cash, including certain intercompany loans, are also included in Parent’s net investment (see note 14).

During the periods presented, the Group functioned as part of the larger group of companies controlled by Renova, and accordingly, Renova performed certain operating and corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, information technology, internal audit, financial reporting, tax planning and investor relations. The costs of such services have been allocated to the Group based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue, installed capacity or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Renova. The cost allocated for these functions is included in general and administrative expenses in the combined income statements for the historical periods presented. A complete discussion of the Group’s relationship with Renova and its affiliated entities, together with the cost allocations, is included in note 14 to the condensed combined interim financial statements.

As the Group did not operate as a stand-alone entity in the past, this unaudited condensed combined interim financial statements may not be indicative of the Group’s future performance and does not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Group operated as a separate entity apart from Renova during the periods presented.

The condensed combined interim financial statements is presented in thousands of Brazilian Reais (R$), unless otherwise stated

Management of the Group authorized the issuance of these condensed combined interim financial statements on June 10, 2015.

3. Summary of significant accounting policies

The accounting policies adopted in the preparation of the condensed combined interim financial statements are consistent with those followed in the preparation of the Group’s combined financial statements as of and for the years ended December 31, 2014 and 2013, except for the adoption of new standards and interpretations effective as of January 1, 2015, none of which had a material impact on the condensed combined interim financial statements of the Group.

The preparation of the condensed combined interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

4. Cash and cash equivalents and short-term investments

	March 31, 2015	December 31, 2014
Cash	19	1
Banks accounts	18,392	34,108
Short-term investments	41,828	24,477

Total	60,239	58,586

Stated as:
Cash and cash equivalents	23,455	34,109
Short-term investments	36,784	24,477

Total	60,239	58,586

The Group invests its excess unrestricted cash in short-term investments, which are generally fixed-income instruments and investments funds that earn interest at rates ranging from 90% to 102% of the CDI rate (Brazilian Interbank Certificate of Deposit rate).

For further discussion regarding the Group’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities, see note 18.

5. Trade receivables

As of March 31, 2015 and December 31, 2014, balances are comprised of receivables with average collection periods of 24 to 30 days, for which losses on collection are not expected.

	March 31, 2015	December 31, 2014
Câmera de Comercialização de Energia Elétrica—CCEE	17,732	17,731
Centrais Elétricas Brasileiras—Eletrobras	3,526	4,744

Total	21,258	22,475

6. Energy balance—CCEE/eletrobras

	Accounts
	Receivables		Payables
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Câmera de Comercialização de Energia Elétrica—CCEE	7,804	2,023	17,525	14,562
Centrais Elétricas Brasileiras—Eletrobras	—	—	21,568	21,174

Total	7,804	2,023	39,093	35,736

	Changes in accounts receivables
	January 1, 2014	Addition	December 31, 2014	Addition	March 31, 2015
CCEE	—	2,023	2,023	5,781	7,804

Total accounts receivable	—	2,023	2,023	5,781	7,804

	Changes in accounts payables
	January 1, 2014	Provision	Payment	December 31, 2014	Provision	Payment	March 31, 2015
CCEE	13,901	2,752	(2,091)	14,562	2,963	—	17,525
Eletrobras	2,060	21,174	(2,060)	21,174	3,160	(2,766)	21,568

Total accounts payable	15,961	23,926	(4,151)	35,736	6,123	(2,766)	39,093

7. Property, plant and equipment

	March 31, 2105			December 31, 2014
	Historical cost	Accumulated depreciation	Net value	Historical Cost	Accumulated depreciation	Net value
Small hydroelectric power plants
Land	595	—	595	595	—	595
Reservoirs, dams and watermains	95,797	(15,026)	80,771	95,797	(14,474)	81,323
Buildings, civil works and improvements	46,336	(8,427)	37,909	46,336	(8,101)	38,235
Machinery and equipment	65,005	(13,585)	51,420	65,005	(13,104)	51,901
Other	434	(348)	86	434	(336)	98

Total	208,167	(37,386)	170,781	208,167	(36,015)	172,152
Wind energy facilities
Buildings, civil works and improvements	83,065	(8,825)	74,240	83,065	(8,020)	75,045
Machinery and equipment	1,275,478	(156,215)	1,119,263	1,275,478	(141,543)	1,133,935
Other	11,491	(722)	10,769	7,659	(701)	6,958

Total	1,370,034	(165,762)	1,204,272	1,366,202	(150,264)	1,215,938

Total property, plant and equipment	1,578,201	(203,148)	1,375,053	1,574,369	(186,279)	1,388,090

Changes in the balances of property, plant and equipment are as follows:

	January 1, 2014	Additions	December 31, 2014	Additions	March 31, 2015

Historical Cost

Small hydroelectric power plants
Land	595	—	595	—	595
Reservoirs, dams and watermains	95,797	—	95,797	—	95,797
Buildings, civil works and improvements	46,336	—	46,336	—	46,336
Machinery and equipment	65,005	—	65,005	—	65,005
Other	434	—	434	—	434

Subtotal	208,167	—	208,167	—	208,167

Wind energy facilities
Buildings, civil works and improvements	83,065	—	83,065	—	83,065
Machinery and equipment	1,264,920	10,558	1,275,478	—	1,275,478
Other	7,538	121	7,659	3,832	11,491

Subtotal	1,355,523	10,679	1,366,202	—	1,370,034

Total—historical cost	1,563,690	10,679	1,574,369	3,832	1,578,201

Accumulated Depreciation :

Small hydroelectric power plants
Reservoirs, dams and watermains	(12,231)	(2,243)	(14,474)	(552)	(15,026)
Buildings, civil works and improvements	(6,844)	(1,257)	(8,101)	(326)	(8,427)
Machinery and equipment	(11,085)	(2,019)	(13,104)	(481)	(13,585)
Other	(278)	(58)	(336)	(12)	(348)

Subtotal	(30,438)	(5,577)	(36,015)	(1,371)	(37,386)

Wind energy facilities
Buildings, civil works and improvements	(4,329)	(3,691)	(8,020)	(805)	(8,825)
Machinery and equipment	(82,987)	(58,556)	(141,543)	(14,672)	(156,215)
Other	(352)	(349)	(701)	(21)	(722)

Subtotal	(87,668)	(62,596)	(150,264)	(15,498)	(165,762)

Total—accumulated depreciation	(118,106)	(68,173)	(186,279)	(16,869)	(203,148)

Total property, plant and equipment—net	1,445,584	(57,494)	1,388,090	(16,869)	1,375,053

The Group has evaluated whether there were indicators of impairment of its assets that would require an impairment test at March 31, 2015 and December 31, 2014. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors. The result of the assessment indicated no triggers of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

Property, plant and equipment are depreciated on a straight-line basis over the estimated economic useful life of each component from the date the asset is placed in service and ready for its intended use. The estimated useful lives used in the determination of the depreciation rates consider the manuals and guides of ANEEL, which approximate the useful lives of these assets.

For the SHPPs, the Group considers these rates appropriate since, based on a legal assessment of the prevailing legislation and management’s assessment of ANEEL Permission Resolution granting a license to operate as an independent power generator, the Group will be indemnified for the residual value of the assets upon termination of these licenses, if not renewed. Management considers the renewal of operating licenses probable. As the regulatory agency issues new information or decisions, the current depreciation rates for such assets may be changed.

8. Borrowings

The Group´s small hydroelectric and wind energy generating facilities are owned and operated in separate legal entities for which the costs of development and construction have been financed by borrowings with Brazilian development banks through project entity specific debt secured by the project entity assets with no recourse to the Parent. The outstanding balances under these financing arrangements at March 31, 2015 and December 31, 2014 are summarized as follows:

		March 31, 2015				December 31, 2014
		Current			Noncurrent	Current			Noncurrent
	Interest rate Debt cost	Interest	Principal	Total	Principal	Interest	Principal	Total	Principal
BNDES	TJLP + from 1,92% to 2,18% p.a.	2,646	60,658	63,304	789,849	2,625	60,625	63,250	805,114
BNDES (Sub loans)	TJLP	17	1,525	1,542	5,051	14	1,527	1,541	5,419
BNB	8,08% p.a.	23	5,897	5,920	89,311	—	5,897	5,897	90,738

Borrowing subtotal		2,686	68,080	70,766	884,211	2,639	68,049	70,688	901,271

(-) Debt issuance costs		—	(617)	(617)	(8,070)	—	(617)	(617)	(8,225)

Total		2,686	67,463	70,149	876,141	2,639	67,432	70,071	893,046

BNDES Agreements—The Group´s wind energy generation projects have been financed through the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) in the total amount of R$ 893,457. Borrowings accrue interest at variable rates based on the Long-term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) as offered by BNDES plus a credit spread ranging from 1.92% for subsidiary entities of Salvador and 2.18% for subsidiary entities of Bahia. For the period ended March 31, 2015 and December 31, 2014, TJLP was 5.5% Principal and interest are payable monthly from May 2013, with final maturity in 2029.

The project are also financed by sub-loans with BNDES, which have an outstanding principal amount of R$6,593. The sub-loans bear variable interest at TJLP rate, and mature in 2019 and 2029 for Bahia and Salvador respectively.

Borrowings under the BNDES financing agreements are secured by a pledge of the shares of all subsidiaries of Bahia and Salvador, substantially all the operating assets of the operating subsidiaries, and rights to receivables and cash collections on the future sales of electricity under the subsidiaries’ PPAs. Additionally, these agreements require that the subsidiaries maintain funds in restricted deposit accounts as collateral and guarantee for the related borrowings.

These agreements contain customary representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental matters, and project maintenance standards. Additionally, the agreements require the maintenance of a minimum debt service coverage ratio, as defined in the agreements, of 1.3:1. At March 31, 2015 the Group was in compliance with all related covenants under the individual financing agreements.

BNB Agreements—The Group´s small hydroelectric energy generation projects have been financed through the Bank of the Northeast of Brazil (Banco do Nordeste do Brasil—BNB) for a total amount of R$120,096. Borrowings under the agreements are subject to fixed rate interest of 9.5% per annum (which can be reduced to 8.08% due to a 15% timely payment bonus), with principal and interest payable monthly with final maturity in 2026.

Borrowings under the BNB financing agreements are secured by a pledge of the shares of all subsidiaries of Espra, substantially all the operating assets of the operating subsidiaries, and rights to receivables and cash collections on the future sales of electricity under the subsidiaries’ PPAs. Additionally, these agreements require that the subsidiaries maintain funds in a restricted deposit account as collateral and guarantee for the related borrowings (see note 9).

These agreements contain customary representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental matters, and project maintenance standards. At March 31, 2015 the Group was in compliance with all related covenants under the individual financing agreements.

Changes in borrowings—The following table presents the changes in borrowing for the three-month period ended March 31, 2015 and for the year ended December 31, 2014:

	Principal	Interest	Total
At January 1, 2014	1,019,981	2,635	1,022,616
Proceeds from borrowings	7,313	—	7,313
Accrued interest	—	69,725	69,725
Interest paid	—	(69,721)	(69,721)
Repayment on borrowings	(67,433)	—	(67,433)
Appropriation of debt issuance costs	617	—	617

At December 31, 2014	960,478	2,639	963,117

Accrued interest	—	17,537	17,537
Interest paid	—	(17,490)	(17,490)
Repayment on borrowings	(17,029)	—	(17,029)
Appropriation of debt issuance costs	155	—	155

At March 31, 2015	943,604	2,686	946,290

Scheduled maturities of borrowings recorded in noncurrent liabilities—Scheduled future maturities of obligations under long-term borrowings at March 31, 2015 are as follows:

Maturity year
2016	51,267
2017	68,693
2018	69,116
2019	68,930
2020	68,522
After 2020	557,683

Total	884,211

Debt issuance costs	(8,070)

Total borrowings—non current	876,141

9. Restricted deposits

The composition of restricted deposits is summarized as follows:

	Interest rate	Noncurrent
Institution		March 31, 2015	December 31, 2014
Citibank	94% to 98% CDI	157,731	147,556
Banco do Nordeste	97% CDI	13,288	12,932

Total		171,019	160,488

As described further at note 8, certain of the Group´s borrowing agreements require that the Group maintain funds in restricted deposit accounts as collateral and guarantee for the related borrowings.

Citibank—The Group entities maintain restricted deposit accounts for collections made from the sale of generated electricity as collateral for related borrowings with the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico Social—BNDES). Funds in these accounts are invested in low risk, highly-liquid, shorter-term investments that earn interest rates ranging from 94% to 98% of the CDI rate. Funds from these accounts are restricted for the payment of installments on the related borrowings and for other obligations related to the operation and maintenance of the wind generating facilities.

Banco do Nordeste—Espra maintains a restricted deposit account at Banco do Nordeste do Brasil S.A. (“BNB”), whose purpose is to guarantee the repayment of borrowings obtained for the construction of small hydroelectric generating plants. Funds in this account are invested in low risk, highly-liquid, shorter-term investments that earn interest at 97% of the CDI rate. Funds are restricted until the full repayment of the related borrowings, expected to occur in 2026.

10. Income and social contribution taxes

Reconciliation of Effective Tax Rate—The Group´s effective tax rate differs from the amount that would arise using the combined statutory tax rate of 34% applicable for Brazilian entities as follows:

	March 31, 2015	March 31, 2014
Income before income tax and social contribution	17,968	11,488
Combined income tax and social contribution rate	34%	34%

Income tax and social contribution at statutory rate	(6,109)	(3,906)

Effect of subsidiaries taxed under the deemed profit regime	3,550	1,833
Allocation of expense from Parent	(1,029)	(999)
Other permanent differences	(261)	76

Income and social contribution tax expense	(3,849)	(2,996)

Current	(3,575)	(3,121)
Deferred	(274)	125

Income and social contribution tax expense	(3,849)	(2,996)

Given the deemed profit election at the Group´s operating project companies, no related tax impacts, current or deferred, have been recorded for the allocation of expenses from Parent in the condensed combined interim financial statements.

11. Taxes payable

The composition of taxes payable is as follows:

	March 31, 2015	December 31, 2014
Income and social contribution taxes (IRPJ and CSLL)	3,815	4,843
Federal sales taxes (PIS and COFINS)	1,226	1,425
Other taxes	260	326

Total	5,301	6,594

12. Prepaid and recoverable taxes

The balances of prepaid and recoverable taxes consist of the following:

	March 31, 2015	December 31, 2014
Income and social contribution taxes (IRPJ and CSLL)	1,179	3,266
Federal sales tax (PIS and COFINS)	1,173	1,254
Others	459	728

Total	2,811	5,248

Current	955	3,037
Noncurrent	1,856	2,211

Total	2,811	5,248

13. Commitments for social and enviromental costs

The Group provides for commitments for social and environmental costs in current and noncurrent liabilities, and capitalizes such costs in fixed assets over the projects’ construction periods. After plant startup, such costs are reviewed and are added or deducted from the cost of the related fixed asset in the period that it is adjusted.

	January 1, 2014	Addition	Payment	Interest	December 31, 2014	Interest	March 31, 2015
Commitment for social and environmental costs	2,017	5,073	(2,020)	837	5,907	197	6,104

Classified as:
Current	2,017				3,685		3,808
Non current	—				2,222		2,296

Total	2,017				5,907		6,104

14. Parent’s net investment and related party transactions

The separate legal entities that comprise the Group are not held by a single legal entity. As such, Parent’s net investment is shown in lieu of shareholders’ equity in this condensed combined interim financial statements. Parent’s net investment represents the cumulative net investment by Renova in the Group through that date. The impact of transactions between the Group and Renova that were not historically settled in cash, including certain intercompany loans, are also included in Parent’s net investment.

The following summarizes the Group´s transactions with its parent Renova.

Allocated expenses from Parent—As discussed in note 2, during the periods presented, the Group functioned as part of the larger group of companies controlled by Renova, and accordingly, Renova performed certain operating and corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning, and investor relations. The costs of such services have been allocated to the Group based on the most relevant allocation method for the service provided, primarily based on relative percentage of revenue, installed capacity or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Renova. Total corporate expenses that were allocated to the Group and recorded in general and administrative expenses in the combined income statements were R$3,058 and R$3,134 for the three month period ended at 3/31/2015 and 3/31/2014, respectively.

Intercompany loans and balances—Periodically the Group and Renova enter into intercompany loans based on the Group´s working capital needs and available cash positions. These intercompany loans generally bear interest at TJLP plus a credit spread. Outstanding intercompany loans payable and receivable, including accrued interest are reflected as part of Parent´s net investment. At March 31, 2015 and December 31, 2014, the outstanding balances of loans payable by the Group to Renova were R$2,077 and R$1,683, respectively.

Dividends—The Group companies are all incorporated as Brazilian corporations (sociedades anônimas—S.A.) in accordance with Brazilian corporate law. Based on the law and their articles of incorporation, the Group companies are required to pay mandatory dividends based on net income, if any, after allocations to legal reserves on profits and compensation of accumulated losses, if any. Additional distributions may be made, but are restricted under the terms of the project company borrowing agreements. Any such additional dividends must be approved by the applicable financial institution. During the three month period ended at 3/31/2015 the Company has not paid dividends (3/31/14, R$ 16,830).

Guarantees—Renova has issued nonconvertible debentures, which are collateralized by the pledge of its shares in Enerbras and a collateral assignment of assets and certain rights to dividends distributed by Espra, Bahia and Salvador, which are deposited in a restricted accounts.

Transactions with other related parties included the following:

Director´s and key management remuneration expense—Remuneration expense of directors and other key management personnel of Renova of R$1,946 and R$ 754, were allocated to the Group in 2015 and 2014, respectively.

15. Net revenue

	March 31, 2015	March 31, 2014

Power generation
Electric power su pply—Eletrobras	5,763	5,682
Electric power supply—CCEE	55,969	49,937

Gross revenue	61,732	55,619

Less: Federal sales taxes
COFINS	(1,846)	(1,658)
PIS	(401)	(360)

Total deductions	(2,247)	(2,018)

Net revenue	59,485	53,601

16. Costs and expenses by nature

	March 31, 2015		March 31, 2014
	Cost of services provided	Expenses	Cost of services provided	Expenses
Distribution system fee	(3,134)	—	(2,320)	—
Inspection fee	(128)	—	(25)	—
Depreciation (*)	(16,782)	(87)	(16,942)	(30)
Third-party services	(2,469)	(1,587)	(2,053)	(2,839)
Personnel expenses	—	(1,444)	(1)	(883)
Rentals	(485)	(71)	(542)	(77)
Insurance	—	(13)	(790)	(1)
Other (expenses) income, net	(227)	(1,588)	(14)	(1,142)

Total	(23,225)	(4,790)	(22,687)	(4,972)

(*)	Includes R$94 and R$36 for 2015 and 2014, respectively, as allocated from Parent (note 14).

17. Finance income (expenses)

	March 31, 2015	March 31, 2014

Finance income
Income from short-term investments and restricted deposits	5,563	4,332

	5,563	4,332

Finance expenses
Interest on borrowings	(17,537)	(17,535)
Financing and guarantee fees, expenses, taxes and others	(1,528)	(1,251)

	(19,065)	(18,786)

Finance expense—net	(13,502)	(14,454)

18. Financial instruments and risk management

The Group conducts transactions with financial instruments. These financial instruments are managed through operating strategies that aim at liquidity, profitability and security.

The risks associated with these operations are managed according to the practices defined by management of the Group and Renova, including the monitoring of the levels of exposure of each market risk and estimated future cash flows. These practices also determine that the information is updated in the Group´s operating systems, as well as the information and operation of the transactions with counterparties.

Categories of financial instruments—The following table summarizes the Group´s financial instruments by classification and related carrying amounts as recorded in the combined balance sheets at March 31, 2015 and December 31, 2014.

	March 31, 2015					December 31, 2014
	Loans and receivables	Fair value through profit or loss	Held to maturity	Other at amortized cost	Total	Loans and receivables	Fair value through profit or loss	Held to maturity	Other at amortized cost	Total

Financial assets
Current
Short-term Investments	—	36,784	—	—	36,784	—	24,477	—	—	24,477
Trade receivables	21,258	—	—	—	21,258	22,475	—	—	—	22,475
Noncurrent
Restricted deposits	—	—	171,019	—	171,019	—	—	160,488	—	160,488

Financial liabilities
Current
Trade payables	—	—	—	16,425	16,425	—	—	—	18,460	18,460
Borrowings	—	—	—	70,149	70,149	—	—	—	70,071	70,071
Noncurrent
Borrowings	—	—	—	876,141	876,141	—	—	—	893,046	893,046

Fair value of financial instruments—The Group is exposed to the risks of changes in the fair value of its financial assets and liabilities. The following table summarizes the fair values and the carrying amounts of the Group´s financial assets and liabilities at March 31, 2015 and December 31, 2014. All fair value presented below are classified as level two.

	Fair value		Carrying amount
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Financial assets
Current
Short-terms investments	36,784	24,477	36,784	24,477
Trade receivables	21,258	22,475	21,258	22,475
Noncurrent
Restricted deposits	171,019	160,488	171,019	160,488

Financial liabilities
Current
Trade payables	16,425	18,460	16,425	18,460
Borrowings	70,766	70,688	70,149	70,071

Noncurrent
Borrowings	884,211	901,271	876,141	893,046

Fair value measurement—The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used in the estimation of fair value are based on available market information and methodologies applied consistently for all periods presented. Significant judgment is required to understand the market information and estimate the fair value. The use of different market methodologies or assumptions may have a material effect on the estimated fair values.

The fair values of short-term investments, restricted deposits, and trade receivables and payables approximate their carrying values due to their short-term nature and as they have characteristics similar to those that would be obtained had these financial instruments been traded in the market.

The fair values for the Group´s financial assets and liabilities that are measured at fair value in the condensed combined interim financial statements, are classified based on the following fair value hierarchy depending on the inputs used in the valuation methods applied:

Level 1—Use of quoted prices (unadjusted) in active markets for identical instruments. A financial instrument is considered as quoted in an active market if the quoted prices are immediately and regularly available from a stock exchange or organized over-the-counter market, by operators, brokers or market association, by entities whose purpose is to disclose the prices by regulatory agencies, and if these prices represent market transactions regularly carried out between market participants in orderly transactions.

Level 2—Use of inputs other than quoted prices included in Level 1 that are observable for the instrument, either directly (that is, as prices) or indirectly (that is, derived from prices). In relation to financial instruments not traded in an active market, the fair value must be determined based on the valuation/pricing methodology.

Level 3—Use of inputs that are not based on observable market data (non-observable inputs).

The classification of financial instruments that are measured at fair value in the condensed combined interim financial statements by fair value hierarchy level is as follows :

	March 31, 2015	Fair value as of March 31, 2015
Description		Level 1	Level 2	Level 3

Assets
Short-term investments	36,784		36,784

Market risk—The market risk reflects the possibility of monetary losses due to the changes in variables that impact the prices and rates traded in the market. These fluctuations basically impact all sectors and, therefore, represent financial risk factors.

The Group´s principal market risk exposure is to interest rate risk, specifically variable rate CDI interest received on the Group´s short term investments and restricted deposits and to the TJLP rate on borrowings with BNDES.

Furthermore, the Group´s borrowings are concentrated with BNB and BNDES. The contractual rules applicable to financial liabilities represent risks related to these exposures.

The following table details the sensitivity of the expected variation of 10% of the exposure to the rates of interest on financial assets and liabilities as of March 31, 2015. This percentage is the average rate sensitivity used to internally present risks to key management personnel and corresponds to management’s assessment of the possible changes in these rates.

	Risk	Impact on income and equity

Financial assets
Short-term investments	CDI decrease	(396)
Restricted deposits	CDI decrease	(1,842)

Financial liabilities
Borrowings	TJLP increase	(4,633)

Liquidity risk—Liquidity risk is the risk associated with the Group’s ability to meet its obligations underlying its financial liabilities.

Cash flow from operating activities provides the funds to service financial liabilities on a day-to-day basis. The Group enters into borrowings solely to leverage its operating capacity. This assumption is confirmed based on the characteristics of the Group’s borrowings.

The table below sets out details of the obligations assumed by the Group according to the contractual maturities of its financial liabilities as of March 31, 2015, taking into account principal and interest, based on the undiscounted cash flows, considering the earliest date on which the Group may have to settle the respective obligation:

Financial instruments	Note	Weighted average interest rate	Less than 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Borrowings	8	7,02%	5,867	11,735	52,813	348,532	535,410	954,357

Credit risk—Credit risk is the risk of financial loss to the Group that a counterparty will not meet its obligations under a financial instrument or customer contract. The Company is exposed to credit risk from its operating activities (principally, trade receivables) and its investing activities, including deposits with banks and financial institutions, and other financial instruments.

		Carrying amount
		Combined
	Note	3/31/15	12/31/14
Financial assets

Current
Short-term investments	4	36,784	24,477
Trade receivables	5	21,258	22,475

Short-term investments—Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.

Trade receivables—In the power sector, the operations carried out are directed to the regulatory agency that maintains the active information on the positions of produced and consumed power. Based on this structure, planning is made to operate the system without interferences or interruptions. Power is sold through auctions, agreements, among others.

Derivative transactions—No transactions with derivative financial instruments were conducted in the periods reported.

Capital management—The objectives of the Group in managing its capital are to ensure that the Group is always capable of providing return to its shareholders and benefits to other stakeholders, and maintains an adequate capital structure to reduce this cost.

	Combined
	March 31, 2015	December 31, 2014
Borrowings	946,290	963,117
Less: Cash and cash equivalents and, short-term investments and restricted deposits	(231,258)	(219,074)
Net debt	715,032	744,043
Parent’s Net investment	626,933	609,395
Financial leverage ratio—%	114%	122%

Other operational risks

Risk of shortage of wind—This risk results from the shortage of wind due to natural factors, which is reduced because the “wind deposits” in Brazil are one of the best in the world, as in addition to high speed, wind is considered stable, different from certain regions in Asia and the United States, which are subject to cyclones, typhoons and other natural factors.

Hydrological risks—The power supplied through the National Interconnected System (SIN) is mostly generated by hydroelectric power plants. As the SIN operates through an optimized shipment system, centralized at the National Electric System Operator (ONS), each hydroelectric power plant, including those owned by the Group, is exposed to the existing hydrological conditions, both in the region where it operates and other Brazilian regions.

When the hydrological conditions are unfavorable, together with the obligation of delivering the contracted power, the Group could be exposed to the power spot market, which would affect its future financial results. However, the Company’s total hydroelectric power generation capacity is part of the Energy Relocation Mechanism (MRE), which partly mitigates the hydrological risk by spreading it across all the plants included in the MRE.

19. SUBSEQUENT EVENTS

On May 6, 2015 the board of directors of Renova approved a planned share contribution agreement to be entered into with TerraForm Global, Inc. (“TerraForm Global”), an indirect subsidiary of SunEdison, Inc., whereby Renova will contribute all of its interests in the Group’s project companies for shares in TerraForm Global and/or cash. The transaction will be conditioned on applicable regulatory and third party approvals, as well as the successful completion of TerraForm Global’s planned underwritten initial public offering of shares to be registered in the United States of America.

Management has considered subsequent events through June 10, 2015, the date these combined financial statements were authorized to be issued.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Unaudited combined balance sheets

As at March 31, 2015 and December 31, 2014

Figures in ZAR ‘000	Note(s)	March 31, 2015	December 31, 2014

ASSETS

Current assets
Cash and cash equivalents	3	112,358	147,764
Restricted cash	4	130,156	128,251
Accounts receivable	5	81,126	73,582
Deferred financing costs, net	7	150	150
Deferred income tax	16	5,485	14,685
Prepaid expenses		6,687	7,699

Total current assets		335,962	372,131

Non-current assets
Property, plant and equipment, net	6	2,213,612	2,241,486
Deferred financing costs, net	7	1,435	1,472

Total non-current assets		2,215,047	2,242,958

Total assets		2,551,009	2,615,089

LIABILITIES AND INVESTED EQUITY

Current liabilities
Current portion of long-term debt	9	13,750	72,598
Value-added tax (VAT) payable		1,417	3,680
Accruals	11	6,529	54,496
Accounts payable	12	124	7,451
Accounts payable—related parties	12	66,463	16,598
Derivatives	8	12,276	18,763
Income tax payable		2,790	2,790

Total current liabilities		103,349	176,376

Non-current liabilities
Long-term debt	9	1,919,630	1,927,306
Loans from shareholders—related parties	10	366,387	361,792
Deferred income tax	16	13,571	25,733
Asset retirement obligation	13	45,139	43,991

Total non-current liabilities		2,344,727	2,358,822

Total liabilities		2,448,076	2,535,198

Invested equity
Invested equity		102,933	79,891

Total liabilities and invested equity		2,551,009	2,615,089

Commitments and contingencies have been discussed in detail in note 18.

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Unaudited combined statements of Operations and comprehensive income

For the three months ended March 31, 2015 and 2014

Figures in ZAR ‘000	Note(s)	March 31, 2015	March 31, 2014
Power energy revenue	14	109,186	—
Cost of operations		(8,445)	—
Depreciation	6	(18,799)	—
Accretion of asset retirement obligation	13	(1,148)	(677)
Operating costs and expenses		(28,392)	(677)

Gross profit/(loss)		80,794	(677)
General and administrative expenses		(2,621)	(435)

Operating income/(loss)		78,173	(1,112)
Other income	15	6,925	8,579
Other expenses	15	(71,506)	(16,809)
Gain on derivatives	8	6,487	17,592
Net other (expense)/income		(58,094)	9,362

Profit before income tax		20,079	8,250
Income tax benefit	16	2,963	—

Net income		23,042	8,250

Other comprehensive income		—	—

Total comprehensive income		23,042	8,250

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Unaudited combined statement of invested equity

For the three months ended March 31, 2015

Figures in ZAR’000	Invested equity
Balance at January 1, 2015	79,891
Total comprehensive income	23,042

Balance at March 31, 2015	102,933

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Unaudited combined statements of cash flows

For the three months ended March 31, 2015 and 2014

Figures in ZAR ‘000	March 31, 2015	March 31, 2014
Cash flows from/(used in) operating activities:
Net profit	23,042	8,250
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Fair value (gain) on interest rate swap	(6,487)	(17,592)
Depreciation expense	18,799	—
Accretion expense	1,148	677
Amortization of debt issuance costs	—	33
Amortization of debt discount	694	620
Amortization of commitment fees	—	857
Income tax benefit	(2,963)	—
Changes in operating assets and liabilities
Accounts and other receivables	(6,785)	3,122
Accounts and other payables	6,270	(62,022)
	(515)	(58,900)

Net cash earned from/(used in) operating activities:	33,718	(66,055)

Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment	—	(576,367)
Borrowing costs capitalized	—	(27,649)
Change in restricted cash	(1,905)	317,832

Net cash used in investing activities	(1,905)	(286,184)

Cash flows from financing activities
Proceeds from long-term loans	—	316,679
Repayment of long term loans and interest	(67,219)	—
Proceeds from shareholder loans	—	35,560

Net cash provided/(used in) by financing activities	(67,219)	352,239

Net (decrease) in cash and cash equivalents	(35,406)	—
Cash and cash equivalents at beginning of quarter	147,764	—

Cash and cash equivalents at end of quarter	112,358	—

Schedule of non-cash activities
Additions to property, plant and equipment from capitalized interest	—	27,649
Additions to property, plant and equipment related to asset retirement obligation (ARO)	—	9,431

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Notes to the unaudited combined financial statements

For the three months ended March 31, 2015

1. Nature of operations

The Operating Entities (the “Operating Entities”) comprise Core Energy (RF) Proprietary Limited (“Core”) and Erika Energy (RF) Proprietary Limited (“Erika”). The Operating Entities are not a single stand-alone legal entity, but are a combination of entities that are under common control of SunEdison Green Power Renewable Energy Southern Africa Proprietary Limited (“SEGP Renewable Energy Southern Africa (Pty) Ltd”).

Basis of presentation

The accompanying unaudited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The following notes should be read in conjunction with the accounting policies and other disclosures as set forth in the notes to the Operating Entities’ combined financial statements for the year ended December 31, 2014. Interim results are not necessarily indicative of results for a full year.

In the opinion of management, the accompanying unaudited combined financial statements contain all material adjustments consisting of normal and recurring accruals necessary to present fairly the Operating Entities’ unaudited combined financial position as of March 31, 2015, and the results of operations, comprehensive income and cash flows for the three months ended March 31, 2015, and 2014. During the three months ended March 31, 2015 and 2014, there were no material transactions among the combined entities that required elimination. The Operating Entities’ functional and presentation currency is the South African Rand (“ZAR”).

2. Summary of significant accounting policies

Use of estimates

In preparing the unaudited combined financial statements, the Operating Entities used estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined financial statements. Such estimates also affect the reported amounts of revenues, expenses and cash flows during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Revenue

Power purchase agreements

Substantially all of the Operating Entities’ revenues are obtained through the sale of energy to Eskom pursuant to terms of the PPAs. Concentration risk does exist as the Operating Entities transact with only one customer, namely Eskom. This concentration risk cannot be mitigated due to the limitations of the energy market within South Africa. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases are contingent rental recorded as income when the electricity is delivered.

Leases

The land on which the solar energy systems are situated is leased under operating lease agreements with a lease term of 25 years. Rentals applicable to operating leases, where substantially all of the benefits and risks of ownership remain with the lessor are charged to the statement of operations and comprehensive income on a straight-line basis over the period of the lease.

Income taxes

In general, the Operating Entities record income tax expense (benefit) each quarter based on the best estimate as to the full year’s effective tax rate. This estimated tax expense (benefit) is reported based on a pro-ration of the actual income earned in the period divided by the full year forecasted income (loss). There are certain items, however, which are given discrete period treatment, and the tax effects of those items are reported in the quarter that such events arise. Items that give rise to discrete recognition include (but are not limited to) finalizing tax authority examinations, changes in statutory tax rates and expiration of a statute of limitations.

The process for calculating income tax expense (benefit) includes estimating current taxes due and assessing temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. The Operating Entities regularly review their deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including cumulative losses, projected future pre-tax and taxable income (losses), the expected timing of the reversals of existing temporary differences and the expected impact of tax planning strategies.

The Operating Entities are subject to income taxes in South Africa and from time to time, they are subject to income tax audits in these jurisdictions. The Operating Entities believe that our tax return positions are fully supported, but tax authorities may challenge certain positions, which may not be fully sustained. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires significant judgments and estimates. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Operating Entities review their liabilities quarterly, and may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances or issuance of new regulations.

Cash and cash equivalents

Cash and cash equivalents comprise of all cash balances.

Restricted cash

Restricted cash consists of cash on deposit in financial institutions that are restricted from use in operations pursuant to requirements of certain debt agreements. These funds are reserved for current debt service payments in accordance with the restrictions in the debt agreements.

Accounts receivable

Accounts receivable are reported on the combined balance sheet at the invoiced amounts adjusted for any write-offs and the allowance for doubtful accounts. Management establishes an allowance for doubtful accounts to adjust the receivables to amounts considered to be ultimately collectible. The allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of customers, and historical experience.

Property, plant and equipment

Property, plant and equipment consists of solar energy systems and is stated at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred. When property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property, plant and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems of thirty years.

Borrowings

Borrowings consist of long-term debt facilities entered into by the Operating Entities. The loans are recorded at amortized cost.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. Whenever an impairment indicator exists of the total future estimate of undiscounted cash flows expected from an asset being less than its carrying value an impairment calculation is performed. If such an impairment indicator exists, an impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations and comprehensive income. Fair values are determined by a variety of valuation methods including appraisals, sales prices of similar assets, and present value techniques. There were no impairments recognized during the three months ended March 31, 2015 and 2014.

Deferred financing costs

Deferred financing costs consist of debt issuance costs and commitment fees incurred by the Operating Entities and are directly attributable to the long-term debt facilities.

Debt issuance costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective-interest method. The amortization of debt issuance costs is recorded in other expenses.

Commitment fees

Fees associated with commitment facilities that are not revolving lines of credit are deferred and amortized on a straight-line basis over the commitment period. The commitment period, as defined in the loan agreements, terminates at the earlier of actual COD, 140 days after scheduled COD, or the date of the full draw of the committed facility. For each of these loans, the commitment period expired at 140 days after scheduled COD. Amortization of commitment fees is recorded in other expenses. As of December 31, 2014, these fees have been fully amortized.

Derivatives

All derivative instruments are recorded on the combined balance sheet at fair value. As hedge accounting has not been applied, the movement in derivatives is reported directly in earnings.

Asset retirement obligation

The Operating Entities’ asset retirement obligations relate to leased land upon which the solar energy systems were constructed. The Operating Entities are required to restore the leased land to an agreed-upon condition from the date construction of the asset commences. This would involve dismantling property, plant and equipment constructed on the leased land, and restoring the land to its pre-construction condition. The Operating Entities are required to record the present value of the estimated obligations as the solar energy systems are constructed. At the same time, a corresponding asset was capitalized to the solar energy systems’ cost. The asset retirement obligations will be accreted to their future value over the terms of the land leases, and the amounts capitalized through COD will be depreciated over the remainder of the same term.

Commitments and contingencies

The Operating Entities are involved in litigation and claims in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, the minimum amount in the range will be accrued. Management continually evaluates uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimate liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable than an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Commitments related to projects, consist of amounts contracted for but not yet incurred.

Fair value measurement

Management performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, management considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of non-performance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The Operating Entities’ interest rate swaps are classified as Level 2 since all significant inputs are observable for similar instruments. The fair value is determined based on observable market prices for interest rates. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. There were no transfers between Level 1, Level 2 and Level 3 financial instruments during the year ended December 31, 2014 and for the three months ended March 31, 2015 and 2014.

The Operating Entities maintain various financial instruments recorded at cost in the December 31, 2014 and March 31, 2015 combined balance sheets that are not required to be recorded at fair value. For these instruments, the Operating Entities used the following methods and assumptions to estimate the fair value:

•	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of the instruments.

•

Long-term debt fair value is based on the amount of future cash flows associated with each debt instrument discounted at the current borrowing rate for similar debt instruments of comparable terms. As at March 31, 2015, the fair value of the Operating Entities’ long-term debt with unrelated parties is approximately 7.7% greater than its carrying value. At December 31, 2014, the fair value was approximately 8.0% greater than its carrying amount.

•	Given that the shareholder loan agreements do not contain a fixed or determinable repayment schedule, the amortized cost carrying value of loans from shareholders is deemed to approximate fair value.

3. Cash and cash equivalents

Cash and cash equivalents consist of:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Bank balances	112,358	147,764

The full value of cash and cash equivalents has been pledged as collateral against the long-term debt of the Operating Entities.

4. Restricted cash

Restricted cash consists of:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Restricted cash	130,156	128,251

In terms of the relevant loan agreements, the Operating Entities were required to maintain separate bank accounts with minimum balances to at least fully cover all scheduled debt repayments due in the immediate six month period. Refer to note 9 for further details on these loans.

The full value of restricted cash has been pledged as collateral against the long-term debt of the Operating Entities.

5. Accounts receivable

Accounts receivable consist of:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Trade debtors	81,126	73,582

The Operating Entities’ sole trade debtor, Eskom, is a state owned entity. The PPA also makes provision in the event that Eskom defaults on payment, the South African Department of Energy will settle the outstanding debt. As the amounts owing by Eskom have been guaranteed by a governmental agency, all amounts owing by Eskom are considered fully recoverable. Further, no allowance for doubtful accounts has been recognized as no default indicator has been identified.

None of the receivables are past due or impaired.

The full value of accounts receivable has been pledged as collateral against the long-term debt of the Operating Entities.

6. Property, plant and equipment

Property, plant and equipment, net, consists of the following:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Solar energy systems	2,261,735	2,270,811
Less: accumulated depreciation—solar energy systems	(48,123)	(29,325)

Property, plant and equipment, net	2,213,612	2,241,486

The Operating Entities recorded depreciation expense related to property, plant and equipment of R18 798 827 for the three months ended March 31, 2015. No depreciation expense was recognized for the three months ended March 31, 2014.

Included in the balance of solar energy systems is capitalized interest on expenditures directly attributable to the construction of the solar energy systems of R115 407 221 as at March 31, 2015 and at December 31, 2014.

Also included in the balance of solar energy systems is an asset relating to the ARO, which is depreciated over the remaining term of the land lease. No additional amounts were capitalized as at March 31, 2015. R41 284 442 was capitalized as at December 31, 2014.

The full value of the solar energy systems has been pledged as collateral against the long-term debt of the Operating Entities. The fair value of the property, plant and equipment is considered to approximate its carrying amount for the three months ended March 31, 2015 and for the year ended December 31, 2014.

7. Deferred financing costs

Debt issuance costs, comprising legal fees, which were incurred by both Core and Erika in establishing their loan facilities with the Standard Bank of South Africa Limited (“Standard Bank”), have been deferred on the balance sheet and are amortized based on the effective interest rate over the period of the loan.

The Operating Entities are also required to pay to an agent (for onward distribution to the relevant lenders) a commitment fee for the facility during a specified availability period. The commitment fee is calculated daily during the defined availability period and is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. If any portion of the available commitment under the facility is canceled, the commitment fee is payable on any canceled amount at the time the cancelation is effective. Commitment fees are deferred and amortized on a straight-line basis during the availability period.

As at March 31, 2015 and December 31, 2014, deferred financing costs consist of:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Current	150	150
Non-current	1,435	1,472

	1,585	1,622

Amortization of debt issuance costs amounted to R37 050 and R33 279 for the three months ended March 31, 2015 and 2014 respectively. Amortization of commitment fees amounted to Rnil and R856 860 for the three months ended March 31, 2015 and 2014 respectively.

8. Derivatives

As part of the Operating Entities’ risk management strategy, Core and Erika separately entered into interest rate swaps to mitigate interest rate exposure. Interest rate swap agreements are utilized in order to economically hedge the variability of Operating Entities’ expected future cash interest payments, and are not utilized for speculative purposes.

These swap agreements were initiated in November 2012, concurrent with the inception of the term loan facilities with Standard Bank. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded in operations.

The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract.

For the periods presented, derivative transactions consisted of the following:

		Notional amount		Fair value at
Figures in ZAR ‘000	Balance sheet classification	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Derivative not designated as a hedge
Interest rate swap	Current liabilities—Derivatives	1,715,262	1,721,081	(12,276)	(18,763)

		Notional amount		Fair value movements
Figures in ZAR ’000	Statement of operations and comprehensive income classification	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

Derivative not designated as a hedge
Interest rate swap	Gain on derivatives	1,715,262	2,458,546	6,487	17,592

The notional amount represents the exposure at the reporting date which varies based on changes in the loan profile.

The Operating Entities’ interest rate swaps have the following maturities:

Figures in ZAR ‘000	Notional amount	Maturity date

Derivative not designated as a hedge
As at December 31, 2014
Interest rate swap	804,814	March 28, 2024
Interest rate swap	916,267	March 28, 2024
As at March 31, 2015
Interest rate swap	803,599	March 28, 2024
Interest rate swap	911,663	March 28, 2024

Under the interest rate swap agreement, the Operating Entities pay a fixed rate and the counterparty to the agreement pays the Operating Entities a floating interest rate. The amount recorded in the combined balance sheet represents the estimated fair value of the net amount that the Operating Entities would receive or pay in order to exit the agreement as at March 31, 2015 and December 31, 2014, respectively, if the agreements were transferred to other third parties or canceled by the Operating Entities.

9. Long-term debt

Debt consists of the following as at March 31, 2015 and December 31, 2014:

	March 31, 2015			December 31, 2014
Figures in ZAR ‘000	Total	Current	Non-current	Total	Current	Non-current
Term loan	1,963,075	16,561	1,946,514	1,969,703	14,816	1,954,887
Accrued Interest	—	—	—	60,590	60,590	—
Debt discount	(29,695)	(2,811)	(26,884)	(30,389)	(2,808)	(27,581)

Total	1,933,380	13,750	1,919,630	1,999,904	72,598	1,927,306

On November 2, 2012, Core entered into a facility agreement with Standard Bank, which provided for a term loan facility with a limit of R1 056 million. The term loan facility bears interest at a rate of three month JIBAR plus a variable spread per annum, which represents liquidity and other risks, and matures in 2031. At March 31, 2015, the balance outstanding under the term loan facility was R1 035 million. At December 31, 2014, the balance outstanding under the term loan facility was R1 073 million. The average interest rate for the three months ended March 31, 2015 was 10.37% and for the year ended December 31, 2014 10.03%.

On November 2, 2012, Erika entered into a facility agreement with Standard Bank, which provided for a term loan facility with a limit of R956 million. The term loan facility bears interest at a rate of three month JIBAR plus a variable spread per annum, which represents liquidity and other risks, and matures in 2031. At March 31, 2015, the balance outstanding under the term loan facility was R928 million. At December 31, 2014, the balance outstanding under the term loan facility was R958 million. The average interest rate for the three months ended March 31, 2015 was 10.38% and for the year ended December 31, 2014 9.95%.

The fair value of the Operating Entities’ long-term debt was determined using inputs classified as Level 2 and a discounted cash flow approach using market rates for similar debt instruments, with consideration for non-performance risk. The estimated fair value of outstanding debt obligations was R2 081 774 996 at March 31, 2015 and R2 159 419 065 as at December 31, 2014, respectively.

The combined aggregate amount of maturities for all long-term borrowings is as follows:

Contractual cash obligations	ZAR ‘000
2015	16,561
2016	21,018
2017	37,385
2018	51,606
2019	66,088
Thereafter	1,770,417

Total	1,963,075

A structuring and underwriting fee to the lender was incurred by Core and Erika as part of the establishment of this facility. The original aggregate amount of the structuring and underwriting fee amounted to R33 867 285 which has been amortized by R694 477 to R29 604 606 as at March 31, 2015. This fee paid to the lender is recorded as a direct reduction of the carrying amount of the debt.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and property, plant and equipment have been pledged as collateral against the long-term borrowings of the Operating Entities. Refer to note 3, 4, 5 and 6 for details.

10. Loans from shareholders—related parties

Loans from shareholders represent additional funding provided by shareholders of the Operating Entities, which were initially obtained to fund a portion of the Engineering Procurement Contract.

The loans from shareholders bear an interest rate of 13% from the COD. Prior to the COD, no interest was levied on the shareholder loans. The loans are unsecured and are subordinated to the long-term third party debt. Repayment, under the terms of the agreements, will occur only when certain future profitability targets of the Operating Entities are met.

Refer to the table below for a listing of the shareholder loans for Core and Erika, respectively.

Core

		Outstanding amount
Figures in ZAR ‘000	% shareholding	March 31, 2015	December 31, 2014
SEGP Renewable Energy Southern Africa Proprietary Limited	51	83,534	83,169
Public Investment Corporation (SOC) Limited	39	63,879	63,600
Kurisani Witkop Proprietary Limited	10	16,379	16,308

		163,792	163,077

Erika

		Outstanding amount
Figures in ZAR ‘000	% shareholding	March 31, 2015	December 31, 2014
SEGP Renewable Energy Southern Africa Proprietary Limited	51	103,324	101,345
Public Investment Corporation (SOC) Limited	24	48,622	47,692
Izingwe International Fund Proprietary Limited	15	30,389	29,807
Kurisani Witkop Proprietary Limited	10	20,260	19,871

		202,595	198,715

		366,387	361,792

11. Accruals

Accruals comprise:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Audit Fees	868	—
Legal Fees	700	—
Development fees	—	54,496
Other	4,961	—

	6,529	54,496

12. Accounts payable

Accounts payable comprise:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Trade creditors	124	7,451
Related parties:
SEGP Solar Power Southern Africa Proprietary Limited	4,674	3,240
SunEdison Energy Southern Africa Proprietary Limited	60,885	13,358
SunEdison Engineering Southern Africa Property Limited	904	—

	66,587	24,049

13. Asset retirement obligation

The Operating Entities recognized liabilities for asset retirement obligations (“AROs”) for their solar energy systems, from the date that construction commenced. The ARO liability is estimated based on the size of the project and the estimated cost of dismantling, and is accreted over the remainder of the lease term of the land using a credit-adjusted risk-free rate of 10.4% for the three months ended March 31, 2015 and for the year ended December 31, 2014.

The asset retirement obligations for the three months ended March 31, 2015 and for the year ended December 31, 2014 are as follows:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Balance at the beginning of the period	43,991	14,671
Recognition of liability	—	26,613
Accretion expense	1,148	2,707

Balance at the end of the period	45,139	43 991

The fair value of the ARO was estimated based on techniques that made use of third party data and management judgment.

The Operating Entities do not have any assets that are legally restricted for the purpose of settling the asset retirement obligations as at March 31, 2015 and December 31, 2014.

14. Power energy revenue

The Operating Entities entered into PPAs with Eskom, a state owned entity. In accordance with the PPAs, the counterparty acquires the full output generated by the plant on an “as available” basis.

Figures in ZAR ‘000	March 31, 2015	March 31, 2014
Revenue earned from power sales	109,186	—

As the quantity to be sold under the PPAs is based on the power plants’ actual output on an “as available basis”, the Operating Entities considered all payments as contingent rent (i.e. contingent on generation).

The cost, accumulated depreciation and carrying amount of the property, plant and equipment used as part of the PPAs, for the year ended December 31, 2014 and for the three months ended March 31, 2015, has been disclosed in note 6.

15. Other income/(expenses)

Figures in ZAR ‘000	March 31, 2015	March 31, 2014

Other Income
Interest income earned on cash and cash equivalents	3,901	8,579
Other refunds	3,024	—

	6,925	8,579

Other Expenses
Interest expense on long-term debt	(57,388)	(44,458)
Interest expense on shareholder loans—related parties	(14,118)	—
Less: capitalized interest	—	27,649

	(71,506)	(16,809)

Total	(64,581)	(8,230)

The interest expense was capitalized at a rate of 10.05% for Core, and 10.59% for Erika in 2014 based on the effective interest rate for each instrument. There was no interest expense capitalized in 2015.

16. Income taxes

Income tax expense (benefit) for the three months ended March 31, 2015 and 2014 consists of the following:

Figures in ZAR ‘000	March 31, 2015	March 31, 2014
Current	—	—
Deferred	42,939	—
Benefits of operating loss carryforwards	(45,902)	—

	(2,963)	—

Effective tax rate

In general, we record income tax expense (benefit) each quarter based on our best estimate as to the full year’s effective tax rate.

The significant reconciling items have been noted below:

%	March 31, 2015	March 31, 2014
Income tax on SA statutory rate	28	28
Permanent items	(4.4)	(58.9)
Change in valuation allowance	(2.2)	30.9
Change in prior period amounts	(36.2)	—

Effective benefit rate	14.8	—

Deferred taxes

Deferred income taxes for the Operating Entities’ taxable project entities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Operating Entities’ deferred tax assets and liabilities at March 31, 2015 and December 31, 2014 are as follows:

Figures in ZAR ‘000	March 31, 2015	December 31, 2014
Deferred tax assets
Current	5,922	14,685
Non-current	364,830	319,782

	370,752	334,467

Deferred tax assets consist of the following:
—net operating losses and tax credit carryforwards	342,026	296,123
—pre-trade expenditures	22,804	22,804
—accrued expenses	2,204	15,259
—asset retirement obligation reserve	12,639	13,075
—interest rate swap	3,437	—
—commitment charges	281	281
—valuation allowance	(12,639)	(13,075)

	370,752	334,467

Deferred tax liabilities
Current	(437)	—
Non-current	(378,401)	(345,515)

	(378,838)	(345,515)

Deferred tax liabilities consist of the following:
—property, plant and equipment	(378,401)	(345,515)
—other	(437)	—

	(378,838)	(345,515)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities and generation of future taxable income during the periods in which the deferred tax assets become deductible. During the three months ended March 31, 2015, a valuation allowance was recognized on the tax effect of the Asset Retirement Obligation, as there is insufficient evidence to suggest there will be sufficient taxable income during the periods in which certain of the deferred tax assets will be realized.

The operating loss carryforward period is indefinite, subject to certain conditions.

As at March 31, 2015 and December 31, 2014, the Operating Entities have identified no uncertain tax positions, for which a reserve under ASC 740-10 would be required.

17. Fair value measurement

The fair value of the Operating Entities’ long-term debt was determined using inputs classified as Level 2 and a discounted cash flow approach using market rates for similar debt instruments. The carrying amount and estimated fair value of the Operating Entities’ long-term debt as at March 31, 2015 and December 31, 2014 are as follows:

	As at March 31, 2015		As at December 31, 2014
Figures in ZAR ‘000	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities:
Long-term debt, including current portion	1,933,380	2,081,775	1,999,904	2,159,419

Recurring fair value measurements

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying combined balance sheet:

	As at March 31, 2015				As at December 31, 2014
Figures in ZAR ‘000	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities
Interest rate swaps	—	12,276	—	12,276	—	18,763	—	18,763

Total Derivative Liabilities	—	12,276	—	12,276	—	18,763	—	18,763

18. Commitments and contingencies

From time to time, management is notified of possible litigation or claims arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on the financial position or operations.

Operating lease

The Operating Entities are obligated under certain long-term noncancelable operating leases related to land for its solar energy systems. Certain of these lease agreements contain renewal options. Below is a summary of the Operating Entities’ future minimum lease commitments as at March 31, 2015:

Contractual cash obligations	ZAR
2015	486,780
2016	511,119
2017	536,675
2018	563,509
2019	591,684
Thereafter	16,987,545

Total	19,677,312

Total rental expense was R241 637 and R241 637 for the three months ended March 31, 2015 and 2014, respectively.

Core fully prepaid the land lease pursuant to the Witkop Solar Plant for R6 278 362 at inception. Erika prepaid three years of the land lease pursuant to the Soutpan Solar Plant for R1 200 000 at inception of the lease.

19. Related parties

The following parties are considered related parties of the Operating Entities:

Name of related party	Nature of Relationship	Type of transactions involved in
SunEdison Green Power Southern Africa Proprietary Limited	Contractual	Engineering Procurement Contract
SEGP Solar Power Southern Africa Proprietary Limited	Contractual	Operations and Maintenance Contract
SunEdison Energy Southern Africa Proprietary Limited	Contractual	Service Level Agreement
SEGP Renewable Energy Southern Africa Proprietary Limited	Shareholder	Shareholder loan
Public Investment Corporation	Shareholder	Shareholder loan
Kurisani Witkop Proprietary Limited	Shareholder	Shareholder loan
Izingwe International Fund Proprietary Limited	Shareholder	Shareholder loan

Various related parties have provided services to the Operating Entities during the years presented. The expenses incurred by the Operating Entities have been described below:

Figures in ZAR ‘000	March 31, 2015	March 31, 2014

SunEdison Green Power Southern Africa Proprietary Limited:
The Operating Entities entered into a contractual arrangement with this entity, a member of the SunEdison Group, for the construction of the solar energy systems	—	358,668

SunEdison Energy Southern Africa Proprietary Limited:
The Operating Entities entered into a contractual arrangement with this entity, a member of the SunEdison Group, for the provision of general administration services
Management Service Agreement fees incurred by the Operating Entities	1,658	—

SEGP Solar Power Southern Africa Proprietary Limited:
The Operating Entities entered into a contractual arrangement for the operations and maintenance for the plant	5,534	—

Refer to note 10 for details on loans provided by shareholders to the Operating Entities.

20. Subsequent events

For the combined financial statements as at March 31, 2015, management has evaluated subsequent events through June 17, 2015, the date the combined financial statements were available to be issued.

Management is not aware of any other material event which occurred after the reporting date and up to the date of this report.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined Statements of Income (Unaudited)

All figures in Indian Rupees (INR)

		Three months ended March 31,
	Note	2015	2014

Revenue		95,493,277	69,325,961

Operating costs and expenses:
Cost of operations		(28,630,273)	(18,924,002)
General and administrative		(5,998,668)	(5,245,827)
Depreciation and accretion		(54,633,353)	(41,514,178)
Other operating income		9,794,597	7,397,700

Total operating costs and expenses, net		(79,467,697)	(58,286,307)

Operating income		16,025,580	(11,039,654)

Other income (expense):
Interest expense		(80,198,238)	(63,711,147)
Interest income		8,864,587	11,530,631
Other income (expense), net		(15,022)	(57,210)

Total other expenses, net		(71,348,673)	(52,237,726)

Loss before income tax expense		(55,323,093)	(41,198,072)
Income tax credit	8	33,520,822	53,846,979

Net income/(loss)		(21,802,271)	12,648,907

See accompanying notes to combined financial statements.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined Balance Sheets (Unaudited)

All figures in Indian Rupees (INR)

		As of March 31,	As of December 31,
	Note	2015	2014

Assets

Current assets:
Cash and cash equivalents		9,766,393	567,041
Restricted cash		18,136,545	16,899,836
Accounts receivable		59,846,468	85,616,649
Deferred financing costs		6,187,500	6,187,500
Other current assets	4	68,160,749	108,131,397

Total current assets		162,097,655	217,402,423
Property and equipment, net	3	4,183,995,274	4,236,467,624
Restricted cash		345,536,489	363,044,948
Deferred financing costs		35,484,657	37,031,532
Other assets	4	109,215,473	103,648,051

Total assets		4,836,329,548	4,957,594,578

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	6	307,483,294	305,180,720
Accounts payable		18,986,463	18,935,893
Accrued expenses and other current liabilities	7	5,349,053	952,435
Due to related parties	9	5,882,026	6,412,042

Total current liabilities		337,700,836	331,481,090
Other liabilities:
Long-term debt, less current portion	6	2,211,473,250	2,290,071,004
Asset retirement obligations	5	95,115,905	92,929,601
Deferred tax liabilities	8	170,069,839	199,340,895

Total liabilities		2,814,359,830	2,913,822,590

Equity:
Net parent investment		1,812,588,687	1,812,588,687
Accumulated other comprehensive income (loss)		209,381,031	231,183,302

Total equity		2,021,969,718	2,043,771,989
Total liabilities and equity		4,836,329,548	4,957,594,579

See accompanying notes to combined financial statements.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined statements of equity (Unaudited)

All figures in Indian Rupees (INR)

	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balance at December 31, 2013	1,840,418,377	221,962,986	2,062,381,363

Net income	—	12,648,907	12,648,907

Balance at March 31, 2014	1,840,418,377	234,611,893	2,075,030,270

Balance at December 31, 2014	1,812,588,687	231,183,302	2,043,771,989

Net income	—	(21,802,271)	(21,802,271)

Balance at March 31, 2015	1,812,588,687	209,381,031	2,021,969,718

See accompanying notes to combined financial statements.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined statements of cash flows (Unaudited)

All figures in Indian Rupees (INR)

	Three months ended March 31,
	2015	2014

Cash flows from operating activities:
Net Income	(21,802,271)	12,648,907
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and accretion	54,633,353	41,514,178
Amortization of deferred financing costs	1,546,875	1,287,854
Deferred taxes	(29,271,056)	(53,221,523)
Changes in assets and liabilities:
Accounts receivable	25,770,181	9,733,606
Other current assets	39,995,950	42,395,213
Other non-current assets	(5,567,422)	(33,463,564)
Accounts payable and other current liabilities	4,447,188	159,074,430
Due to related parties	(530,016)	(8,004,659)

Net cash provided by operating activities	69,222,782	171,964,442

Cash flows from investing activities:
Capital expenditures	—	(141,896,493)
Change in restricted cash	(1,236,709)	11,394,760

Net cash used in investing activities	(1,236,709)	(130,501,733)

Cash flows from financing activities:
Principal payments on long-term debt	(76,295,180)	(63,257,180)
Change in restricted cash	17,508,459	11,300,000
Payment of deferred financing costs	—	(6,049,157)

Net cash used in financing activities	(58,786,721)	(58,006,337)

Net (decrease)/ increase in cash and cash equivalents	9,199,352	(16,543,628)
Cash and cash equivalents at beginning of period	567,041	58,633,513

Cash and cash equivalents at end of period	9,766,393	42,089,885

Supplemental disclosures of cash flow information:
Cash paid for interest (net of capitalization)	78,651,363	98,833,784
Income taxes paid	—	16,036,000
Schedule of non-cash investing activities:
Additions to asset retirement obligation	—	13,878,087

See accompanying notes to combined financial statements.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Notes to combined financial statements (Unaudited)

All figures in Indian Rupees (INR)

1. Nature of operations

EN Renewable Energy Limited (‘ENRE’), EN Wind Power Private Limited (‘ENWP’) and Generacion Eolica India Limited (‘GEI’) (Together ‘the Companies’) are domiciled in India and were formed for the purpose of developing, constructing, owning and operating are engaged in wind power generation businesses. A State Government Power Distribution Companies (‘Discom’) in India has entered into Power Purchase Agreements (‘PPA’) with each of the above mentioned Companies and all the electricity generated by the Companies is purchased by such Discoms.

Fersa Energia Renovables S.A, Spain (‘FERSA’) holds 100% of the total shares in the Companies either directly or through Fersa India Private Limited, its wholly owned subsidiary.

Basis of presentation

These financial statements represent combined financial statements of ENRE, ENWP and GEI as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014. The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by non-governmental entities.

These combined financial statements are presented in Indian Rupees (‘INR’) except as otherwise indicated. Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are generally included in the statements of income as incurred.

The combined financial statements have been prepared using the Companies’ historical basis for assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to these assets.

All significant inter-company transactions and balances have been eliminated in the combined financial statements.

2. Summary of significant accounting policies

Use of estimates

In preparing the combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, leases, asset retirement obligations, contingencies, impairments, accrued liabilities and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and the bank deposits with original maturity periods of three months or less.

Restricted cash

Restricted cash consists of cash on balance in banks and financial institutions that are restricted from use in operations pursuant to requirements of certain debt agreements. These funds are used to pay for current operating expenses and current debt service requirements in accordance with the restrictions in the debt agreements.

Accounts receivable

Accounts receivable are reported on the combined balance sheets at the invoiced amounts adjusted for any write-offs and an allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts as of March 31, 2015. Unbilled receivables included in account receivables were INR 31,540,486 and INR 36,860,640 as of March 31, 2015 and December 31, 2014 respectively.

Property and equipment

Property and equipment consists of wind energy systems and construction in progress and is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the wind energy systems, which is the lesser of twenty five years or the term of the underlying non-renewable real property lease to which the assets are affixed. The useful lives of property and equipment are as under:

Useful Lives
Wind Energy Systems	25 years
Other equipment	6 years
Computers and Computer Software	6 years
Office equipment	15 years

Capitalized interest

Interest incurred on funds borrowed to finance construction of wind energy systems is capitalized until the system is ready for its intended use. There was no interest capitalized during the three–month periods ended March 31, 2015 and 2014, respectively.

Deferred financing costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized using the straight-line method over the period in which the term financing is expected to be outstanding. Amortization of deferred financing costs related to the term loans is recorded as interest expense in the combined statements of income.

Amortization of deferred financing costs recorded as interest expense was INR 1,546,875 and INR 1,287,854 during the three-month periods ended March 31, 2015 and 2014, respectively.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of Income. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the three-month periods ended March 31, 2015 and the year ended December 31, 2014.

Asset retirement obligations

The Companies operate under real property operating lease agreements that include a requirement for the removal of the wind energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the wind energy system.

Revenue recognition

Power purchase agreements

The Companies’ revenues are obtained through the sale of energy pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements which have remaining lives of 15-25 years as of March 31, 2015. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized in the three-month periods ended March 31, 2015 and 2014 was INR 95,493,277 and INR 69,325,961 respectively.

Grants

For certain owned wind energy systems, we receive certified emissions rights (CERs) under the Clean Development Mechanism of United Nations Framework Convention on Climate Change. CERs are generated as our wind energy systems generate electricity. CER is recognized as revenue at the time we have transferred a CER pursuant to an executed contract relating to the sale of the CERs to a third party. Also, one of the Power Purchase Agreement provides for sharing of CER revenue with the Power Purchaser. In this case, the Power Purchaser’s share of CER revenue has been netted off against total CER revenue.

The Companies are also eligible to receive generation based incentives (‘GBI’) based on Kwh of electricity fed to Discoms. For GBIs, production from our operated systems is certified by a third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. Income received pursuant to the GBI scheme is recorded as ‘Other operating income’.

Income taxes

Our income tax balances are determined and reported in accordance with FASB ASC 740 (“ASC 740”), Income Taxes. Our income tax balances are determined and reported using a “separate return” method. Under the separate return method, income tax amounts have been computed as if the Companies filed separate tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards and tax credit carry forwards. Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of Income).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We ignore future originating temporary differences and schedule existing temporary differences to reverse on a first-in-first-out basis when determining the tax rate expected to apply for purposes of measuring deferred taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized.

The Companies intend to account for dividend distribution tax in equity in the year in which a dividend is declared.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair value measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the March 31, 2015 and 2014 combined balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. For due to related parties and debt, the carrying amount approximates fair value based on comparable market interest rates for similar instruments.

New accounting standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our financial statements and related disclosures upon adoption.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our financial statements.

In March 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30):, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for us for our fiscal year starting December 31, 2015 and for interim periods within those fiscal years. We are currently evaluating the impact of this standard on our financial statements.

3. Property and equipment

Property and equipment consists of the following:

	As of March 31,	As of December 31,
	2015	2014
Wind energy systems	5,148,439,380	5,148,439,380
Office equipment and computers	343,634	368,934
Other equipment	5,185,840	5,185,840
Less: Accumulated depreciation	(969,973,580)	(917,526,530)
Add: Construction in progress	—	—

Property and equipment, net	4,183,995,274	4,236,467,624

Depreciation expense was INR 52,447,050 and INR 39,864,903 for the three-month periods ended March 31, 2015 and 2014, respectively.

4. Other Assets

Other assets consist of the following:

	As of March 31, 2015		As of December 31, 2014
	Current	Non-Current	Current	Non-Current
Advance recoverable from Supplier	907,261	—	2,077,261	—
GBI Receivables	29,382,445	—	62,953,045	—
Prepaid Land—lease rent	5,390,366	99,132,813	5,390,366	100,461,944
Capital Advance	—	1,300,000	—	—
Deposits with banks	—	—	9,000,000	—
Advance tax	16,562,388	8,357,660	18,231,097	—
Prepaid Expenses	6,205,916	—	—	—
Others	9,712,373	425,000	10,479,628	3,186,107

	68,160,749	109,215,473	108,131,397	103,648,051

5. Asset retirement obligations

Activity in asset retirement obligations for the periods ended March 31, 2015 and 2014 is as follows:

	As of March 31,	As of December 31,
	2015	2014
Balance at the beginning of the period	92,929,601	71,257,279
Additional obligation	—	13,878,087
Accretion	2,186,304	7,794,235

Balance at the end of the period	95,115,905	92,929,601

6. Debt

Debt consists of the following:

	As of March 31,	As of December 31,
	2015	2014
Current	307,483,294	305,180,720
Long term	2,211,473,250	2,290,071,004

Total Principal	2,518,956,544	2,595,251,724

ENRE

ENRE executed a loan agreement on March 19, 2010 with the Indian Renewable Energy Development Agency Limited (‘IREDA’).

The sanctioned term loan from IREDA was for INR 1,860,000,000, carried a rate of interest of 11.6% and required repayment of principal in 48 installments from September 30, 2011 to June 30, 2023. The loan amount borrowed, rate of interest and repayment of principal was revised to INR 1,842,059,000, 12.25% and 48 installments from March 31, 2012 to December 31, 2023, respectively. The term loan is secured by a mortgage and hypothecation of all existing and future immoveable and movable assets of ENRE and is further secured through a trust and retention account, bank guarantee and pledge of equity in ENRE.

ENWP

ENWP executed a rupee loan agreement on June 21, 2012 (and as amended/modified from time to time) with IREDA.

The term loan sanctioned from IREDA is for INR 745,000,000, carries a rate of interest of 12.25% and requires quarterly repayment of principal in 44 installments from March 31, 2015 to December 31, 2025. The term loan is secured by a mortgage and hypothecation of all existing and future immoveable and movable assets of ENWP and is further secured through a trust and retention account and pledge of equity in ENWP.

GEI

GEI executed a loan agreement on January 29, 2008 with IREDA.

The sanctioned term loan from IREDA was for INR 1,186,500,000, carried a rate of interest of 10.25% and required repayment of principal in 40 installments from March 31, 2009 to December 31, 2018. The rate of interest and repayment of principal was revised to 12.50% and 25 installments from December 31, 2012 to December 31, 2018 respectively. The term loan is secured by a mortgage and hypothecation of all existing and future immoveable and movable assets of GEI and is further secured through a trust and retention account, bank guarantee and pledge of equity in GEI.

Maturities

The aggregate amounts of payments on long-term debt due after March 31, 2015 are as follows:

Year	2015-16	2016-17	2017-18	2018-19	2019-20	Thereafter
Maturities of long-term debt	307,483,294	316,253,016	321,839,016	297,286,016	223,627,016	1,052,468,198

The debt arrangements contain certain representations, covenants and warranties of the borrower companies including limitations on business activities, guarantees, project maintenance standards, debt equity ratios and minimum debt service reserve requirements. The debt service reserve money is required to be maintained out of the cash flows generated from the project, which shall be funded through the receivables from business operations.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other liabilities consist of the following:

	As at March 31,	As at December 31,
	2015	2014
Payable to employees	72,820	79,133
Accrued expenses	5,276,233	873,302

	5,349,053	952,435

8. Income taxes

Income tax balances are determined and reported herein under the “separate return” method.

Income tax credit consists of the following:

	Current	Deferred	Total
Period ended March 31, 2015	4,249,766	29,271,056	33,520,822
Period ended March 31, 2014	625,456	53,221,523	53,846,979

Tax rate reconciliation

The applicable Indian statutory tax rate for the tax quarter ended 2015 is 34.61%. Income tax credit differed from the amounts computed by applying the statutory Indian income tax rate of 34.61% to profit/(loss) before income taxes.

For the quarter ended March 31,
2015
Income tax at Indian statutory rate	34.61%
Increase (reduction) in income taxes:
Impact of valuation allowance	1.37%
Impact of tax holidays	24.72%
Effective tax benefit rate	60.70%

Significant components of deferred taxes

The significant component of deferred tax assets and liabilities for the quarter ended March 31, 2015 and year ended December 31, 2014 are as follows:

	As of March 31,	As of December 31,
	2015	2014

Deferred tax assets:
Asset retirement obligations	32,919,614	32,162,935
Total deferred tax assets	32,919,614	32,162,935

Deferred tax liabilities:
Property and equipment	170,069,839	199,340,895

Total deferred tax liabilities	170,069,839	199,340,895

Valuation allowance	32,919,614	32,162,935

Net deferred tax liabilities	170,069,839	199,340,895

The Companies have unabsorbed depreciation for Indian income tax purposes of INR 689,407,664 as at March 31, 2015 and INR 592,181,412 as at March 31, 2014 which are available to offset future taxable income, if any, over an indefinite period. The Companies have a minimum alternate tax credit of INR 34,576,107 as at March 31, 2015 which are available to offset future taxes expire during the period from March 31, 2019 and March 31, 2022. The minimum alternate tax rate is 19.05%. A deferred tax asset has not been recognized since the amounts are forecasted to be utilized during the Companies’ tax holiday periods and have no overall impact.

The Companies have a tax holiday which expires 15 years from the date of commissioning of the wind energy system and is available for a 10 year period starting from the date on which the project entity starts claiming the holiday. The tax holiday provides for a zero percent tax rate during the years it applies. The 10 year tax holiday periods apply from March 31, 2012, March 31, 2015 and March 31, 2018 for GEI, ENRE and ENWP, respectively. The tax holiday ends on March 31, 2022, March 31, 2025 and March 31, 2028 for GEI, ENRE and ENWP, respectively.

The change in valuation allowance is INR 756,680 during the quarter ended March 31, 2015.

The 2014 and 2013 tax years remain open to examination by tax authorities.

The Companies have recognized tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. As of March 31, 2015 and 2014, the total unrecognized tax benefits amounted to INR 13,900,766 and INR 13,900,766, respectively, towards tax benefits and deductibility of expenses which result in a reduction of unabsorbed depreciation carryforwards. These unrecognized tax benefits, if recognised, would affect the effective tax rate. Given the expectation that the carryforwards would be expected to be utilized during the tax holiday periods, the unrecognized tax benefits would have no overall impact.

9. Related parties

Management and Technical Fees

The Companies entered into a Technical and Management Services Agreement with FERSA Spain and FERSA India, whereby above entities will provide technical and management services such as provision of financial services, advising and supporting on day to day operational issues and provision and coordination of legal and tax advice, primarily on a cost-reimbursement basis, plus a 7.5% fee on arm length’s basis. Costs incurred for these services were INR 7,312,483 and INR 2,668,220 for the three-month periods ended March 31, 2015 and 2014, respectively. Related amounts were reported as cost of operations in the combined statements of income and were reflected in operating activities in the combined statements of cash flows. Amounts payable to FERSA (included in ‘Due to related parties’) in respect of the above management and technical fees is INR 5,882,026 and INR 6,412,042 as at March 31, 2015 and December 31, 2014, respectively.

Net parent investment

Net parent investment account represents common stock and additional paid in capital of ENRE, GEI and ENWP, net of intercompany investments.

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

10. Commitments and contingencies

From time to time, the Companies have become involved in claims and legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse effect on the financial position, results of operations, or cash flows of the Companies.

Contingency

There are certain pending matters relating to the sub-lease of /rights in certain portions of lands for one of the projects in which the lessor holds lease rights. The sub-lease is subject approvals from certain government authorities. The project company believes that there are no irregularities in its right to use the land and based on the opinion of its legal counsel believes that the likelihood of an unfavourable outcome of its lease rights of the said land is not probable. In addition, the Company believes that no further settlement or any significant additional liability is expected on account of such matters pending resolution.

Operating Lease

The Companies have entered into operating lease for Registered Office of the Companies. Rent expense, included in General and Administrative Expenses in the combined statements of Income, was INR 486,000 and INR 445,500 for the three-month periods ended March 31, 2015 and 2014, respectively.

The future minimum payments related to these leases as of March 31, 2015, are as follows:

Amount
2015-16	682,400
Thereafter	—

Purchase Commitments

ENWP has entered an into an agreement with Wind World (India) Limited (‘WWIL’), whereas the WWIL will install an online WEG monitoring mechanism at all WEG commissioned which will help ENWP to view the daily information from their own location.

ENWP had open commitments of INR 1,300,000 and INR 522,379 as at March 31, 2015 and December 31, 2014 respectively.

11. Segment information

The Companies are engaged in one reportable segment that operates a portfolio of wind energy generation assets. The Companies operate as a single reportable segment based on a “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments. The Companies’ chief operating decision maker (the “CODM”), its Board of Directors manages the Companies’ operation.

Revenue for the periods ended March 31, 2015 and 2014 were from customers located in India. Customers include government controlled public electricity distribution entities. Revenue to specific customers exceeding 10% of total revenue for the periods ended March 31, 2015 and 2014 were as follows:

Customer Name	For the three-month periods ended March 31,
	2015		2014
	Revenue	Percent	Revenue	Percent
Customer 1	42,360,018	44%	43,327,006	62%
Customer 2	24,449,036	26%	25,997,961	38%
Customer 3	28,684,223	30%	—	0%

All property, plant and equipment of the Companies are located in India.

12. Subsequent events

For the combined financial statements as of and for the periods ended March 31, 2015 and 2014, we have evaluated subsequent events through June 9, 2015, the date the combined financial statements were available to be issued and determined that no subsequent events had occurred that would require additional disclosures.

Empresa de Generación Eléctrica de Junín S.A.C.

Interim statement of financial position

As of March 31, 2015 (unaudited) and December 31, 2014 (audited)

	Note	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Assets

Current assets
Cash and cash equivalents	3	5,613	4,973
Trade accounts receivable	4	11,312	3,539
Accounts receivable from related parties	11(b)	102	95
Other accounts receivable	5	1,814	506
Other assets		44	—

Total current assets		18,885	9,113

Non-current assets
Other accounts receivable	5	24,240	17,752
Property, plant and equipment	6	240,441	245,487
Intangible assets, net		23	25

Total non-current assets		264,704	263,264

Total assets		283,589	272,377

Liabilities and equity

Current liabilities
Loans and borrowings	7	1,109	1,674
Trade accounts payable		203	557
Accounts payable to related parties	11(b)	1,636	9,866
Other accounts payable		760	243

Total current liabilities		3,708	12,340

Non-current liabilities
Accounts payable to related parties	11(b)	864	5,897
Loans and borrowings	7	207,044	178,988
Deferred taxes	9(a)	2,931	337

Total non-current liabilities		210,839	185,222

Total liabilities		214,547	197,562

Equity
Share capital		53,475	53,475
Additional capital		37,413	37,413
Accumulated losses		(21,846)	(16,073)

Total equity		69,042	74,815

Total liability and equity		283,589	272,377

Empresa de Generación Eléctrica de Junín S.A.C.

Interim statement of comprehensive income (unaudited)

For the three-month periods ended March 31, 2015 and 2014

	Note	March 31, 2015 S/.(000)	March 31, 2014 S/.(000)

Revenue
Energy sales	1	10,609	—
Power sales		657	—

		11,266	—
Cost of sales	8	(2,786)	—

Gross profit		8,480	—

Operating expenses
Administrative expenses		(737)	(213)

Operating profit (loss)		7,743	(213)

Financial income		—	7
Financial expenses		(4,023)	(31)
Exchange losses, net		(6,899)	(449)

Loss before income tax		(3,179)	(686)

Income tax	9(b)	(2,594)	—

Net loss		(5,773)	(686)

Other comprehensive income		—	—

Total comprehensive income of the period		(5,773)	(686)

Empresa de Generación Eléctrica de Junín S.A.C.

Interim statement of changes in equity (unaudited)

For the three-month periods ended March 31, 2015 and 2014

	Share capital S/.(000)	Additional capital S/.(000)	Accumulated losses S/.(000)	Total S/.(000)

As of January 1, 2014	42,379	29,646	(4,585)	67,440
Net loss for the period	—	—	(686)	(686)
Capital contribution	2,226	1,558	—	3,784

As of March 31, 2014	44,605	31,204	(5,271)	70,538

As of January 1, 2015	53,475	37,413	(16,073)	74,815
Net loss for the period	—	—	(5,773)	(5,773)

As of March 31, 2015	53,475	37,413	(21,846)	69,042

Empresa de Generación Eléctrica de Junín S.A.C.

Interim statement of cash flows (unaudited)

For the three-month period ended March 31, 2015 and 2014

	March 31, 2015 S/.(000)	March 31, 2014 S/.(000)

Operating activities
Collections from customers	3,496	—
Payments to suppliers	(2,425)	(217)
Payments of taxes, interest and other, net	(5,026)	(4,929)

Net cash flow used in operating activities	(3,955)	(5,146)

Investing activities
Restricted funds	(6,862)	—
Purchase of property, plant and equipment	(8,242)	(29,148)
Purchase of intangible assets	—	(418)

Net cash used in investing activities	(15,104)	(29,566)

Financing activities
Proceeds from borrowings	27,401	46,208
Repayment of borrowings	(2,715)	(8,762)
Repayment of borrowings from related parties	(4,987)	—
Capital contribution	—	3,784

Net cash flows from financing activities	19,699	41,230

Net increase in cash and cash equivalents for the period	640	6,518
Cash and cash equivalents at beginning of period	4,973	15,827

Cash and cash equivalents at end of the period	5,613	22,345

Empresa de Generación Eléctrica de Junín S.A.C.

Notes to the interim financial statements

As of March 31, 2015 and December 31, 2014

1.	Identification and business activity

(a)	Identification

Empresa de Generación Eléctrica de Junín S.A.C. (hereafter “the Company”) is a Peruvian entity incorporated on December 14, 2009, in the city of Lima by Latin America Power Perú S.A.C. (a subsidiary of Latin America Power Holding B.V., domiciled in the Netherlands) and GCZ Energía

S.A.C., which respectively hold 70 percent and 30 percent of the voting shares of the Company’s capital stock.

(b)	Business activity

The Company is dedicated to the generation and sale of electricity to local private and state-owned companies, as well as to engineering activities, and actions related to its business activity. Its legal domicile is Av. del Pinar N° 152, Oficina N° 508, Santiago de Surco, Lima, Peru.

Through Ministerial Resolution N° 072-2012-MEM/DM dated February 16, 2012, the Peruvian State via the Ministry of Energy and Mines (hereafter “MEM”) awarded the Company the definite concession to develop electric generation activities at the Runatullo III Hydroelectric Plant, located in the Mariscal Castilla and Comas districts, province of Concepción, department of Junín. Also, through Ministerial Resolution N° 114-2012-MEM/DM, dated March 2, 2012, the Peruvian State via MEM awarded the Company the definite concession to develop electric generation activities at the Runatullo III Hydroelectric Plant, located in the Mariscal Castilla and Comas districts, province of Concepción, department of Junín, and also approved the subscription of the Concession Contract between the Peruvian State, represented by MEM, and the Company, which took place on September 30, 2011.

On September 30, 2011, the Company was awarded the Tender on Electricity Supply through renewable energy resources (hereafter “RER”) called by the Supervising Agency of Investments in Energy and Mining (OSINERGMIN), which, among other RER generating projects, selected the Runatullo III Hydroelectric Plant as supplier of electricity for the National Interconnected Electric System (SEIN under its Spanish acronym) for a 20-year term. The Company committed to start commercial operations at the Runatullo III Hydroelectric Plant, at the latest, on December 15, 2014. As a consequence, the Company and the Peruvian State entered into the corresponding supply contract. The construction of these Plants was performed by its related party GCZ Ingenieros S.A.C.

On December 12, 2013, the Company was awarded the Tender on Electricity Supply through RER called by OSINERGMIN, which among other RER generating projects, selected the Runatullo II Hydroelectric Plant as supplier of electricity for the SEIN for a 20-year period maturity, which establish that, through the mechanism of RER Auctions, the Company receives a fixed fee per megawatt established for each hydroelectric plant. The Company committed to start commercial operations at the Runatullo II Hydroelectric Plant, at the latest, on December 15, 2014. As consequence, the Company and the Peruvian State subscribed the corresponding supply contract.

In November 2014, the Company started operations at the Runatullo III Hydroelectric Plant, which has 20.2 MW of installed capacity.

In December 2014, the Company started operations at Runatullo II Hydroelectric Plant, which is located all along the Runatullo River located at 6 Km in the department of Junin, which has 19.1 MW of installed capacity.

2.	Basis of preparation and changes to accounting policies

2.1	Basis of preparation—

The interim financial statements for the three months ended 31 March 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the annual financial statements as at 31 December 2014.

2.2	New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the annual financial statements for the year ended 31 December 2014. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3.	Cash and cash equivalents

(a)	Following is the composition of this caption:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Current accounts(b)	4,025	895
Trust fund account(c)	1,588	4,078

	5,613	4,973

(b)	As of March 31, 2015 and December 31, 2014, the Company keeps current accounts in local banks, denominated in local and foreign currency, which are unrestricted and do not bear interest.

(c)	As of March 31, 2015 and December 31, 2014, this balance corresponds to disbursements received from the syndicated loan the Company has with Banco Internacional del Perú S.A.A., the Corporación Andina de Fomento (CAF) and the Corporación Financiera de Desarrollo S.A. (COFIDE), which become available according to the execution and advances of construction works of Runatullo II and Runatullo III Hydroelectric Plants. This account is managed by La Fiduciaria S.A., as indicated by the trust agreement. As of the date of this report, these balances were entirely used for the finalization of the plants’ construction.

4.	Trade accounts receivable

(a)	Following is the composition of this caption:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Trade accounts receivable(b)	1,642	1,109
Accrued income(c)	9,670	2,430

	11,312	3,539

(b)	Trade accounts receivable correspond mainly to the estimation performed by Management of accounts receivable from energy delivered but not billed in the month. These accounts receivable are billed on the first days of the following month and are denominated in Nuevos Soles.

As of March 31, 2015 and December 31, 2014, the aging of the balance of accounts receivable is mainly comprised by non-past due balances shorter than 30 days.

(c)	Corresponds to unbilled sales of energy delivered into the current month. These sales are invoiced within the billing cycle of the following month.

(d)	No provision for doubtful accounts as of March 31, 2015 and December 31, 2014 was recorded as management assessed that there were no significant risks of default.

5.	Other accounts receivable

(a)	Following is the composition of this caption:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Value Added Tax credit(b)	17,633	18,227
Restricted funds(c)	6,862	—
Advances to suppliers	1,472	7
Advance payment of Income Tax	57	—
Other accounts receivable	30	24

	26,054	18,258

Current	1,814	506
Non-current	24,240	17,752

	26,054	18,258

(b)	During 2015 and 2014, this caption corresponds mainly to the Value Added Tax – VAT credit as result of purchases and acquisitions from suppliers for the construction of the Runatullo II and Runatullo III Hydroelectric Plants. Said VAT credit will be applied to the tax payable in the medium-term.

(c)	Corresponds to the fiduciary reserve deposit made as result of the loan with Banco Internacional del Perú S.A.A., see note 7(a). As of March 31, 2015 the deposits is equivalent to two installments of the aforementioned loan, according to the maturity schedule.

6.	Property, plant and equipment

(a)	Following is the movement and composition of the caption at the date of the financial statements:

	Cost S/.(000)	Accumulated depreciation S/.(000)	Net book value S/.(000)

As of March 31, 2015
Balance as of January 1, 2015	245,703	(216)	245,487
Additions	13	(1,335)	(1,322)
Reclassfication(d)	(3,724)	—	(3,724)

Balance as of March 31, 2015	241,992	(1,551)	240,441

As of December 31, 2014
Balance as of January 1, 2014	147,816	—	147,816
Additions(b)	86,978	(216)	86,762
Interest capitalization(c)	10,909	—	10,909

Balance as of December 31, 2014	245,703	(216)	245,487

(b)	As of December 31, 2014, additions correspond to civil works, electromechanic works and transmission lines that are part of the construction and development of the Runatullo II and Runatullo III Hydroelectric Plants.

(c)	The Company ended the construction of Runatullo III Hidroelectric plant in November 2014 and Runatullo II Hidroelectric plant in December 2014. These constructions are financed by Banco Internacional del Perú S.A.A.

The amount of borrowing costs capitalized during the year ended December 31, 2014 was S/.10,909,000. The rate used to determine the amount of borrowing cost eligible for capitalization was 8.06 percent which is the average effective interest rate of the specific borrowings.

(d)	Corresponds to the reclassification of the financial commissions for structuring the loans, to the account “Loans and borrowings”, see note 7.

7.	Loans and borrowings

(a)	Following is the composition of this caption:

	Annual interest rate	Maturity	Currency		Guarantee	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Loans(b)
Banco Internacional del Perú S.A.A.(b)	8.5%	April 2026	US$		Property	52,339	48,710
Banco Internacional del Perú S.A.A.(b)	8.7%	April 2028	US$		Property	69,992	65,139
Banco Internacional del Perú S.A.A.(b)	3 month Libor + 6%	April 2028	US$		Property	69,992	65,139
Banco BTG Pactual S.A. – Cayman Branch(c)	9%	December 2019	US$		Property	18,583	—
Banco Internacional del Perú S.A.A.	6.8%	—		S/.	Property	1,109	1,674

						212,015	180,662

Structuring fees						(3,862)	—

Total						208,153	180,662

Maturities
Current portion						1,109	1,674
Non-current portion						207,044	178,988

Total						208,153	180,662

In order to comply with the financial obligations above mentioned, the Company constituted a trust fund with La Fiduciaria.

(b)	On March 16, 2015, the Company received the last disbursement of the syndicated loan for US$2,218,000 (equivalent to S/. 6,873,000), that was used to pay obligations with the suppliers involved in the construction of the Hydroelectric Plants.

(c)	Corresponds to the commercial loan for US$6,000,000 (equivalent to S/.18,378,000) obtained on February 5, 2015, that was used to start commercial operations of the Runatullo II and III Hydroelectric Plant.

8. Cost of sales

Following is the composition of this caption:

	For the three months ended 31 March
	2015 S/.(000)	2014 S/.(000)
Depreciation, note 6	1,335	—
Operating and maintenance cost	550	—
Insurance	387	—
Taxes	130	—
Amortization of intangible assets	2	—
Other	382	—

	2,786	—

9.	Income tax

(a)	Following is the composition of the deferred income tax:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Difference of book and tax depreciation rates	(2,853)	(321)
Amortization of capitalized interest	(89)	(16)
Other	11	—

Deferred income tax liability, net	(2,931)	(4,469)

(b)	The Company calculates the income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim statement of comprehensive income are:

For the three months ended 31 March
	2015 S/.(000)	2014 S/.(000)
Current income tax expense	—	—
Deferred income tax expense	(2,594)	—

	(2,594)	—

10.	Contingencies

There are no significant trials or lawsuits pending resolution against the Company as of March 31, 2015 and December 31, 2014.

11.	Transactions with related entities

(a)	During the three months ended March 31, 2015 and 2014, the Company performed the following transactions with related entities, which were performed under market conditions:

	For the three months ended 31 March
	2015 S/.(000)	2014 S/.(000)

Services received
GCZ Servicios S.A.C.	977	130
GCZ Ingenieros S.A.C.	169	253
GCZ Desarrollo y Gestión S.A.C.	—	62

	1,146	445

(b)	As consequence of these and other minor transactions, the Company held the following accounts receivable and accounts payable with related entities as of March 31, 2015 and December 31, 2014:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Accounts receivable

Current
GCZ Ingenieros S.A.C.	100	32

Advances to suppliers
GCZ Ingenieros S.A.C.	—	61
GCZ Desarrollo y Gestión S.A.C.	2	2

	2	63

Total	102	95

Accounts payable
GCZ Ingenieros S.A.C.	1,636	9,344
GCZ Servicios S.A.C.	—	452
GCZ Construcción S.A.C.	—	29
GCZ Desarrollo y Gestión S.A.C.	—	21

	1,636	9,846

Loans payable

Current
EGE Junín Tulumayo IV S.A.C.	—	10
EGE Junín Tulumayo V S.A.C.	—	10
Latin America Power Perú S.A.C.	864	5,897

	864	5,917

Total	2,500	15,763

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Maturities:
Current	1,636	9,866
Non-current	864	5,897

Total	2,500	15,763

12.	Information on fair value of financial instruments

Following is shown a comparison by category of carrying amounts and fair values of financial instruments of the Company presented in the financial statements:

	Book value		Fair value
	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Financial liabilities

Loans and borrowings:
Fixed rate loans	208,153	180,662	244,265	209,524

Total	208,153	180,662	244,265	209,524

Management estimates that there are no significant differences between the book value and the fair value of the other Company’s financial instruments as of March 2015 and December 31, 2014.

13.	Subsequent events

Between April 1, 2015, and the issuance date of the present financial statements (May 30, 2015), there have not been any significant subsequent events of financial-accounting nature that could affect the interpretation of the present financial statements.

Hidroeléctrica Santa Cruz S.A.C.

Interim statement of financial position

As of March 31, 2015 (unaudited) and December 31, 2014 (audited)

	Note	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Assets

Current assets
Cash and cash equivalents	3	1,555	1,406
Trade accounts receivable	4	5,898	2,566
Other accounts receivable	5	756	3,702
Accounts receivable from related parties	12(b)	3	—
Prepaid expenses and other		754	375

Total current assets		8,966	8,049

Non-current assets
Other accounts receivable	5	7,613	5,121
Property, plant and equipment	6	153,637	154,482
Intangible assets, net		2,228	2,280

Total non-current assets		163,478	161,883

Total assets		172,444	169,932

Liabilities and equity

Current liabilities
Loans and borrowings	7	8,617	8,263
Trade accounts payable		123	304
Accounts payable to related parties	12(b)	282	5
Other accounts payable		765	471
Derivative financial instruments	8	11,254	8,722

Total current liabilities		21,041	17,765

Non-current liabilities
Loans and borrowings	7	112,303	112,129
Deferred taxes	10(a)	5,148	4,469

Total non-current liabilities		117,451	116,598

Total liabilities		138,492	134,363

Equity
Share capital		31,238	31,238
Legal reserve		6,248	6,248
Other reserves		4,198	4,198
Accumulated losses		(7,732)	(6,115)

Total equity		33,952	35,569

Total liability and equity		172,444	169,932

Hidroeléctrica Santa Cruz S.A.C.

Interim statement of comprehensive income (unaudited)

For the three-month periods ended March 31, 2015 and 2014

	Note	March 31, 2015 S/.(000)	March 31, 2014 S/.(000)

Revenue
Energy sales	1	10,089	7,549
Power sales		336	411
Other operating income		57	123

		10,482	8,083
Cost of sales	9	(2,306)	(2,242)

Gross profit		8,176	5,841

Operating expenses
Administrative expenses		(499)	(415)

Operating profit		7,677	5,426

Financial income		—	2
Financial expenses		(4,858)	(9,787)
Exchange losses, net		(3,433)	(508)

Loss before income tax		(614)	(4,867)

Income tax	10(b)	(679)	(786)

Net loss		(1,293)	(5,653)

Other comprehensive income		—	—

Total comprehensive income for the period		(1,293)	(5,653)

Hidroeléctrica Santa Cruz S.A.C.

Interim statement of changes in equity (unaudited)

For the three-month periods ended March 31, 2015 and 2014

	Share capital S/.(000)	Legal reserve S/.(000)	Other reserves S/.(000)	Accumulated losses S/.(000)	Total S/.(000)

As of January 1, 2014	31,238	6,248	4,198	3,746	45,430
Net loss for the period	—	—	—	(5,653)	(5,653)
Dividend distribution	—	—	—	(983)	(983)

At March 31, 2014	31,238	6,248	4,198	(2,890)	38,794

As of January 1, 2015	31,238	6,248	4,198	(6,115)	35,569
Net loss for the period	—	—	—	(1,293)	(1,293)
Dividend distribution, note 12(c)	—	—	—	(324)	(324)

As of March 31, 2015	31,238	6,248	4,198	(7,732)	33,952

Hidroeléctrica Santa Cruz S.A.C.

Interim statement of cash flows (unaudited)

For the three-month period ended March 31, 2015 and 2014

	March 31, 2015 S/.(000)	March 31, 2014 S/.(000)

Operating activities
Collections from customers	7,136	6,604
Payments to suppliers	(1,774)	(1,380)
Payments of taxes, interest and other, net	(2,209)	(2,849)

Net cash flow from operating activities	3,153	2,375

Investing activities
Restricted funds	(62)	(8)
Purchase of property, plant and equipment	(562)	(313)

Net cash used in investing activities	(624)	(321)

Financing activities
Repayment of borrowings	(2,056)	(1,801)
Dividends paid	(324)	(983)

Net cash flows used in financing activities	(2,380)	(2,784)

Net increase (decrease) in cash and cash equivalents for the period	149	(730)
Cash and cash equivalents at beginning of the period	1,406	2,980

Cash and cash equivalents at the end of the period	1,555	2,250

Hidroeléctrica Santa Cruz S.A.C.

Notes to the interim financial statements

As of March 31, 2015 (unaudited) and December 31, 2014 (audited)

1.	Identification and business activity

(a)	Identification

Hidroeléctrica Santa Cruz S.A.C. (hereafter “the Company”) is a Peruvian entity incorporated on December 21, 2006, in the city of Lima, subsidiary of Latin America Power Perú S.A.C. (a Subsidiary of Latin America Power Holding B.V., domiciled in the Netherlands), which holds 65.7 percent of the voting shares of the Company’s capital stock (a 30.54 percent direct participation, and a 35.16 percent indirect participation through HSC Holding S.A.C.).

(b)	Business activity

The Company is dedicated to the generation and sale of electricity to local private and state-owned companies, as well as to engineering activities, and actions related to its business activity. Its legal domicile is Av. del Pinar N° 152, Oficina N° 508, Santiago de Surco, Lima, Peru.

As of March 31, 2015 and 2014, the Company is developing the Santa Cruz III Hydroelectric Plant, which is located all along the Santa Cruz River (Caraz, department of Áncash). Said plant will have 2.8 MW of generation capacity. Construction started in January 2015 and commercial operations are estimated to start by July 2016.

On January 12, 2012, and February 15, 2012, the Company started the commercial operations of Group 1 and Group 2, respectively, of the Huasahuasi I Hydroelectric Plant, which has 10.0 MW of generation capacity. Said plant is located in the basins of the Huasahuasi and Huacuas rivers, Huasahuasi district, province of Tarma, department of Junín.

On April 18, 2012, and May 5, 2012, the Company started the commercial operations of Group 1 and Group 2, respectively, of the Huasahuasi II Hydroelectric Plant, which has 10.0 MW of generation capacity. Said plant is located in the basins of the Huasahuasi and Huacuas rivers, Huasahuasi district, province of Tarma, department of Junín.

In 2010, the Company started operations of the Santa Cruz II Hydroelectric Plant, which has 7.4 MW of generation capacity.

In 2009, the Company started operations of the Santa Cruz I Hydroelectric Plant, which is located on the Santa Cruz River (15 km north of the city of Caraz, department of Áncash), which has 6.0 MW of generation capacity.

In 2008, the Company entered the Regime of Investment Promotion on Electricity Generation by Using Renewable Energy Resources (hereafter “RER”), through which the Company supplies the

National Interconnected Electric System (“SEIN” under its Spanish acronym) with energy generated by its four hydroelectric plants that are currently operating. For this purpose, the Company and the Peruvian government signed RER contracts, which have a 20-year period maturity, which establish that, through the mechanism of RER Auctions, the Company receives a fixed fee, adjusted for WPSSOP3500 rate (finished goods less food and energy), per megawatt established for each hydroelectric plant.

2.	Basis of preparation and changes to accounting policies

2.1	Basis of preparation—

The interim financial statements for the three months ended 31 March 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the annual financial statements as at 31 December 2014.

2.2	New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the annual financial statements for the year ended 31 December 2014. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3.	Cash and cash equivalents

(a)	Following is the composition of this caption:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Current accounts(b)	688	625
Trust fund account(c)	867	781

	1,555	1,406

(b)	As of December 31, 2014 and 2013, the Company keeps current accounts in local banks, denominated in local and foreign currency, are unrestricted and do not bear interest.

(c)	Correspond to the “collections bank account” which include collections from customers of the Company which are deposited in an account in local and foreign currency in a local bank, according to the Trust Agreement subscribed with La Fiduciaria . These balances are freely available.

4.	Trade accounts receivable

(a)	Following is the composition of this caption:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Trade accounts receivable(b)	3,262	2,084
Accrued income for RER auctions(c)	2,650	482

	5,912	2,566

Less:
Provision for doubtful accounts receivable	(14)	—

	5,898	2,566

(b)	Trade accounts receivable correspond mainly to the estimation performed by Management of accounts receivable from energy delivered but not billed in the month. These accounts receivable are billed on the first days of the following month and are denominated in Nuevos Soles.

As of March 31, 2015 and December 31, 2014, the aging of the balance of accounts receivable is mainly comprised by non-past due balances shorter than 30 days.

(c)	Corresponds to unbilled sales of energy delivered into the current month. These sales are invoiced within the billing cycle of the following month.

5.	Other accounts receivable

(a)	Following is the composition of this caption:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Value Added Tax credit(b)	5,304	5,820
Restricted funds(c)	1,669	1,608
Advance payment of Income Tax	640	640
Other accounts receivable	756	755

	8,369	8,823

Current	756	3,702
Non-current	7,613	5,121

	8,369	8,823

(b)	During 2015 and 2014, the Value Added Tax – VAT credit was generated by purchases and acquisitions from suppliers for the development of electricity generation activities, which will be recovered in the medium term.

(c)	Corresponds to the fiduciary reserve deposits made as result of the loan with Banco Internacional del Perú S.A.A., note 7(a). As of March 31, 2015 and December 31, 2014, the deposits are equivalent to two installments of the aforementioned loan, according to the maturity schedule.

6.	Property, plant and equipment

(a)	Following is the movement and composition of the caption at the date of the financial statements:

	Cost S/.(000)	Accumulated depreciation S/.(000)	Net book value S/.(000)

As of March 31, 2015
Balance as of January 1, 2015	166,425	(11,943)	154,482
Additions(b)	637	(892)	(256)
Reclassification(c)	(589)	—	(589)

Balance as of March 31, 2015	166,473	(12,836)	153,637

As of December 31, 2014
Balance as of January 1, 2014	165,195	(8,222)	156,973
Additions(b)	1,230	(3,721)	(2,491)

Balance as of December 31, 2014	166,425	(11,943)	154,482

(b)	As of March 31, 2015 and December 31, 2014, additions correspond mainly to complementary civil works performed at the Santa Cruz II and Huasahuasi II Hydroelectric Plants.

(c)	Corresponds to the reclassification of the financial commissions for structuring the loans, to the account “Loans and borrowings”, see note 7.

7.	Loans and borrowings

(a)	Following is the composition of this caption:

							Total
		Currency		Guarantee	Fixed annual interest rate	Maturities	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Loans
Banco Internacional del Perú S.A.A.(b)		US$		Property	7.30%	November 2022	77,251	75,862
Structuring fees							(437)	—

							76,814	75,862

Finance leases
BBVA Banco Continental	Leasing		S/.	Equipment	7.35%	June 2019	6,182	6,414
BBVA Banco Continental	Leasing		S/.	Property	7.35%	June 2019	3,350	3,476
BBVA Banco Continental	Leasing	US$		Property	7.00%	February 2023	7,614	7,493
BBVA Banco Continental	Leaseback		S/.	Equipment	7.20%	March 2023	13,449	13,737
BBVA Banco Continental	Leaseback		S/.	Property	7.20%	April 2023	2,657	2,718
BBVA Banco Continental	Leaseback	US$		Equipment	6.90%	March 2023	6,885	6,776
BBVA Banco Continental	Leaseback	US$		Property	6.90%	April 2023	3,969	3,916

							44,106	44,530

Total							120,920	120,392

Maturities
Current portion							8,617	8,263
Non-current portion							112,303	112,129

Total							120,920	120,392

In order to comply with the financial obligations above mentioned, the Company constituted a trust fund with La Fiduciaria.

(b)	Corresponds to the commercial loan for US$28,000,000 (equivalent to S/.83,692,000) that was used for the construction and to start commercial operations of the Huasahuasi I and II Hydroelectric Plants, that was granted between 2010 and 2012.

8.	Derivative financial instruments

As of March 31, 2015 and December 31, 2014 the Company has contracted cross currency interest swaps with BBVA Banco Continental in order to manage the interest rate risk. The detail of such instruments is as follows:

			Nominal amount			Fair value
Description	Beginning date	Maturity date	US$(000)	S/.(000)	Exchange rate	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Swap agreement – BBVA Banco Continental	26/10/2010	30/07/2019	6,060	16,878	2.785	3,024	2,249
Swap agreement – BBVA Banco Continental	15/03/2013	15/03/2023	6,982	18,048	2.585	6,846	5,380
Swap agreement – BBVA Banco Continental	09/04/2013	10/04/2023	1,383	3,551	2.567	1,384	1,093

Total			14,425	38,477		11,254	8,722

Effects of the accounting of derivative financial instruments held by the Company are presented in the “Financial expenses” caption of the statements of comprehensive income.

9.	Cost of sales

Following	is the composition of this caption:

	For the three months ended 31 March
	2015 S/.(000)	2014 S/.(000)
Depreciation	892	927
Operating and maintenance cost	660	593
Insurance	295	339
Taxes	204	191
Amortization of intangible asset	52	52
Maintenance of fixed assets	8	—
Other	195	140

	2,306	2,242

10.	Income tax

(a)	Following is the composition of the deferred income tax:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)
Tax losses	1,770	1,770
Exchange difference loss considered for tax purposes as cost of plant and equipment	2,008	2,031
Difference of book and tax depreciation rates	(8,297)	(7,679)
Amortization of capitalized interest	(633)	(591)
Other	4	—

Deferred income tax liability, net	(5,148)	(4,469)

(b)	The Company calculates the income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim statement of comprehensive income are:

	For the three months ended 31 March
	2015 S/.(000)	2014 S/.(000)
Current income tax expense	—	—
Deferred income tax expense	(679)	(786)

11.	Contingencies

There are no significant trials or lawsuits pending resolution against the Company as of March 31, 2015 and December 31, 2014.

12.	Transactions with related entities

(a)	During the three months ended March 31, 2015 and 2014, the Company performed the following transactions with related entities, which were performed under market conditions:

	For the three months ended 31 March
	2015 S/.(000)	2014 S/.(000)

Services received
GCZ Servicios S.A.C.	896	734
GCZ Fabricaciones S.A.C.	637	263

	1,533	997

(b)	As a consequence of these and other minor transactions, the Company held the following accounts receivable and accounts payable with related entities as of March 31, 2015 and December 31, 2014:

	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Accounts receivable
GCZ Desarrollo y Gestión S.A.C.	3	—

Accounts payable
GCZ Servicios S.A.C.	119	5
GCZ Fabricaciones S.A.C.	163	—

	282	5

The balances of accounts receivable and accounts payable have current maturity.

(c)	During March 2015, the Company paid dividends in advance to its shareholders, the detail is as follows:

S/.(000)
Latin America Power Perú S.A.C.	153
GCZ Energía S.A.C.	97
Manuel Montori	74

324

13.	Information on fair value of financial instruments

Following is shown a comparison by category of carrying amounts and fair values of financial instruments of the Company presented in the financial statements:

	Book value		Fair value
	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)	March 31, 2015 S/.(000)	December 31, 2014 S/.(000)

Financial liabilities
Loans and borrowings:
Fixed rate loans	120,920	120,392	141,188	140,482

Total	120,920	120,392	141,188	140,482

Management estimates that there are no significant differences between the book value and the fair value of the other Company’s financial instruments as of March 2015 and December 31, 2014.

14.	Subsequent events

Between April 1, 2015, and the issuance date of the present financial statements (May 30, 2015), there have not been any significant subsequent events of financial-accounting nature that could affect the interpretation of the present financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Interim condensed statements of financial position

As of March 31, 2015 and December 31, 2014 and 2013

		March 31, 2015	December 31, 2014	December 31, 2013
(expressed in US dollars)	Notes	(Unaudited)	(Audited) restated (note 2.2)	(Audited) restated (note 2.2)

ASSETS

Current assets:
Cash	4	$847,166	$815,424	$341,813
Accounts and notes receivable	5	2,325,738	747,502	639,071
Spare parts inventory		682,225	732,524	695,859
Prepaid expenses		30,434	67,185	71,931
Income tax paid		—	—	112,682

Total current assets		3,885,563	2,362,635	1,861,356

Non-current assets:
Property, plant and equipment	6	1,058,724	977,754	1,027,168
Other financial assets		13,418	11,857	14,660

Total assets		$4,957,705	$3,352,246	$2,903,184

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued expenses		$236,077	$185,009	$104,326
Accounts payable to related parties	7	98,611	72,280	83,545
Income tax payable		494,657	291,090	—

		829,345	548,379	187,871

Non-current liabilities:
Deferred income tax, net		53,499	63,306	55,302
Decommissioning provision		586,984	571,448	527,563

Total liabilities		1,469,828	1,183,133	770,736

Equity:
Capital quotas		376,881	376,881	376,881
Legal reserve		37,504	37,504	37,504
Retained earnings		3,073,492	1,754,728	1,718,063

Total equity		3,487,877	2,169,113	2,132,448

Total liabilities and equity		$4,957,705	$3,352,246	$2,903,184

The accompanying notes are part of the interim condensed financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Interim condensed statements of comprehensive income

For the three-month periods ended March 31, 2015 and 2014

		March 31, 2015	March 31, 2014
(expressed in US dollars)	Notes	(Unaudited)	(Unaudited)

Income:
Sale of electric power and capacity charge		$2,540,612	$2,797,199

Operating costs and expenses:
Cost of operations		511,888	472,465
Administrative expenses		281,784	304,992
Depreciation of non-financial assets		4,702	56,694

Total operating costs and expenses		798,374	834,151

Operating income		1,742,238	1,963,048

Other income (expenses):
Interest income		3,776	1,231
Finance costs from decommissioning provision		(7,229)	(7,287)
Gain on sale of land		125,464	—
Other operating (expenses) income, net		(8,167)	1,721
Exchange rate differences		15,606	73,994

Income before income tax		1,871,688	2,032,707
Income tax	8	(552,924)	(658,111)

Total comprehensive income		$1,318,764	$1,374,596

The accompanying notes are part of the interim condensed financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Interim condensed statements of changes in equity

For the three-month periods ended March 31, 2015 and 2014

	Capital quotas	Legal reserve	Retained earnings	Total equity
(expressed in US dollars)			Restated (note 2.2)	Restated (note 2.2)

For the three-month period ended March 31, 2014:
As of January 1, 2014 (audited)	$376,881	$37,504	$1,718,063	$2,132,448
Comprehensive income	—	—	1,374,596	1,374,596

As of March 31, 2014 (unaudited)	$376,881	$37,504	$3,092,659	$3,507,044

For the three-month period ended March 31, 2015:
As of January 1, 2015 (audited)	$376,881	$37,504	$1,754,728	$2,169,113
Comprehensive income	—	—	1,318,764	1,318,764

As of March 31, 2015 (unaudited)	$376,881	$37,504	$3,073,492	$3,487,877

The accompanying notes are part of the interim condensed financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Interim condensed statements of cash flows

For the three-month periods ended March 31, 2015 and 2014

	March 31, 2015	March 31, 2014
(expressed in US dollars)	(Unaudited)	(Unaudited)

Operating activities:
Income before income tax	$1,871,688	$2,032,707
Adjustments to reconcile income before income tax to cash flows from operating activities:
Depreciation expense	4,702	56,694
Gain on sale of land	(125,464)	—
Loss on disposal of property, plant and equipment	—	129,856
Finance cost from provisions	7,229	7,287
Decommissioning provision	8,307	4,889
Interest income	(3,776)	(1,231)

	1,762,686	2,230,202
Changes in operating assets and liabilities:
Accounts receivable	(1,432,857)	(1,387,810)
Spare parts inventory	50,299	41,388
Prepaid expenses	36,751	41,287
Other financial assets	(1,561)	909
Accounts payable and accrued expenses	3,832	16,787
Accounts payable with related parties	26,331	(52,539)
Income tax paid	(311,928)	(29,966)

Net cash provided by operating activities	133,553	860,258

Investing activities:
Additions to property, plant and equipment	(105,587)	(78,200)
Interest received	3,776	1,231

Net cash used in investing activities	(101,811)	(76,969)

Net increase in cash	31,742	783,289
Cash at beginning of year	815,424	341,813

Cash at end of year	$847,166	$1,125,102

The accompanying notes are part of the interim condensed financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Notes to interim condensed financial statements

March 31, 2015

(expressed in US dollars)

1. Corporate information

Plantas Eólicas, S.R.L. (“Plantas Eólicas” or “the Company”) was incorporated in accordance with the laws of the Republic of Costa Rica on November 9, 1990 for a ninety-nine-year term. Its legal address is in the city of Tilarán, Guanacaste Costa Rica. The Company is a wholly-owned subsidiary of Inversiones Eólicas de Costa Rica, S.A., which in turn is controlled by Globeleq Mesoamerica (Wind) Limited (“GME Wind”) an entity domiciled in Bermuda and Orosí’s ultimate parent is Actis Infrastructure Fund 2LP. The ultimate parent of Plantas Eólicas is Actis Infrastructure Fund 2LP.

The Company’s main activity is the generation of electricity from its 23 megawatt (MW) wind electric power generating plant located in Guanacaste, Costa Rica. All the electricity generated by the plant is sold to Instituto Costarricense de Electricidad (“ICE”).

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 9.

2. Basis of preparation of the financial statements and accounting policies

The accompanying restated interim condensed financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 10. They have also been restated for the correction of certain errors as explained in Note 2.2. The Company’s Chief Executive Officer as of December 31, 2014 and 2013.

2.1 Basis of preparation

The interim condensed financial statements for the three-month period ended March 31, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting, an accounting standard of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Company’s interim condensed financial statements as of March 31, 2015 were approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on June 13, 2015. The accompanying interim condensed financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 9. They have also been restated as of December 31, 2014 and 2013 and for the three-month period ended March 31, 2014.

2.2 Restatement of interim condensed financial statements

During its preparation of the accompanying interim condensed financial statements for the purpose aforementioned described, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company has identified the need for a decommissioning provision in the accompanying financial statements given obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

•	The Company has determined residual values for its wind turbines which resulted in a change in the depreciation expense.

•	The aforementioned matters have an impact on deferred income tax.

•	Certain accounting disclosures have been expanded from those previously presented.

These corrections have impacted the accompanying interim condensed financial statements as follows (amounts in US dollars):

	Balance as of the year ended December 31, 2014 as previously reported	Retrospective adjustments	Balance as of the year ended December 31, 2014 as restated

Statement of financial position:
Current assets	2,362,635	—	2,362,635
Non-current assets	338,532	651,079	989,611

Total assets	2,701,167	651,079	3,352,246

Current liabilities	548,379	—	548,379
Non-current liabilities	—	634,754	634,754

Total liabilities	548,379	634,754	1,183,133

Equity	2,152,788	16,325	2,169,113

2.3 New standards, interpretations and amendments thereof, adopted by the Company

The accounting policies applied by the Company in the preparation of these interim condensed financial statements are consistent with those applied in the preparation of its annual financial statements for the year ended December 31, 2014.

3. Seasonality of operations

The Company’s revenue depends on the wind power, which is normally stronger during the dry season, which in Costa Rica occurs from December through April. Due to the seasonal nature of this business and the difference in the rates, higher revenues and operating profits are usually expected from January to May (higher rates and winds) in comparison with the remaining period of the year. This information is provided to allow for a proper appreciation of the results, however Management have concluded that it does not meet the definition of “highly seasonal” as considered by IAS 34 Interim Financial Reporting.

4. Cash

	March 31 2015	December 31 2014

Cash in banks and on hand:
Banks	$846,231	$814,500
Petty cash	935	924

	$847,166	$815,424

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks. As of March 31, 2015 (December 31, 2014), there were no restrictions on the use of cash balances.

5. Accounts and notes receivable

	March 31 2015	December 31 2014
Instituto Costarricense de Electricidad (ICE)	$1,960,188	$668,459
Advance payments to Suppliers	219,835	78,916
Related parties (note 7)	145,665	—
Others	50	127

	$2,325,738	$747,502

The outstanding balances due from ICE correspond to trade receivables for the sale of electric power. Terms of these accounts receivable extend to 30 days from the corresponding invoice issue dates; are not subject to early-payment discounts, and do not generate interest except for late charges.

As of March 31, 2015 and December 31, 2014, receivable balances were not past due. Based on the collection analysis performed by Management, it has been determined that no impairment existed as of those dates.

6. Property, plant and equipment

	Land	Buildings	Machinery and equipment	Furniture and equipment	Vehicles	Work in process	Total

Cost:
As of December 31, 2013	$206,697	$360,976	$7,994,133	$139,285	$228,632	$—	$8,929,723
Additions	—	1,865	131,088	20,449	37,036	—	190,438
Retirements	—	—	(3,010)	(8,390)	(30,000)	—	(41,400)

As of December 31, 2014	206,697	362,841	8,122,211	151,344	235,668	—	9,078,761
Additions	—	—	97,028	8,098	—	461	105,587
Retirements	(19,915)	—	—	—	—	—	(19,915)

As of March 31, 2015	$186,782	$362,841	$8,219,239	$159,442	$235,668	$461	$9,164,433

Accumulated depreciation:
As of December 31, 2013	$—	$330,870	$7,221,534	$121,519	$228,632	$—	$7,902,555
Depreciation	—	30,154	188,803	19,044	1,851	—	239,852
Retirements	—	—	(3,010)	(8,390)	(30,000)	—	(41,400)

As of December 31, 2014	—	361,024	7,407,327	132,173	200,483	—	8,101,007
Depreciation	—	47	3,031	698	926	—	4,702
Retirements	—	—	—	—	—	—	—

As of March 31, 2015	$—	$361,071	$7,410,358	$132,871	$201,409	$—	$8,105,709

Carrying amounts:
As of December 31, 2013	$206,697	$30,106	$772,599	$17,766	$—	$—	$1,027,168

As of December 31, 2014	$206,697	$1,817	$714,884	$19,171	$35,185	$—	$977,754

As of March 31, 2015	$186,782	$1,770	$808,881	$26,571	$34,259	$461	$1,058,724

The Company has recognized a decommissioning provision related to its wind farm.

7. Balances and transactions with related parties

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of Globeleq Mesoamerica Energy (Wind) Limited. A breakdown of these balances and the respective terms and conditions is as follows:

	March 31 2015	December 31 2014

Notes receivable:
Alisios Holdings, S.A. (note 5)	$145,665	$—

Account payable:
CR Operaciones y Mantenimiento, S.A.	$98,611	$72,280

The maturity term for the balance payable extends up to 30 days from the corresponding invoices’ issue dates, and is not subject to interest or discounts for early-payment.

Transactions performed with related parties are summarized below:

	March 31 2015	March 31 2014

Sale of land:
Alisios Holdings, S.A.	$145,665	$—

Plant operation expenses:
CR Operaciones y Mantenimiento, S.A.	$280,764	$224,806

Administrative expenses:
TCR Holdings, S.A.	$210,000	$210,000

The Company financed the sale of land to Alisios Holdings, S.A. through the issuance of a note receivable in US dollars at an annual interest rate of 6.21% and with a maturity date of January 19, 2016, with principal and interest to be paid in a single payment on that date.

Plant operation expenses correspond to billings from the related party which operates and provides maintenance to the plant.

Administrative expenses correspond to payments for accounting, financial, logistical, market, human resources, IT and engineering services.

8. Income tax and deferred income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed statement of comprehensive income are:

	For the three months ended
	March 31, 2015	March 31, 2014
Current income tax expense	$562,731	$658,111
Deferred income tax expense relating to origination and reversal of temporary differences	(9,807)	—

Income tax expense recognized in statement of comprehensive income	$552,924	$658,111

9. Subsequent events

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The SPA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Interim condensed statements of financial position

As of March 31, 2015 and December 31, 2014 and 2013

(expressed in US dollars)

		March 31, 2015	December 31, 2014	December 31, 2013
		(Unaudited)	(Audited)	(Audited)
	Notes	Restated (Note 2.2)

ASSETS
Current assets:
Cash	4	$2,188,654	$4,468,345	$3,135,050
Restricted cash	4	12,095,233	15,197,262	14,944,204
Accounts receivable	5	12,539,329	12,396,177	5,878,148
Spare parts inventory		3,036,273	3,030,477	2,273,008
Prepaid expenses and other current assets		488,336	235,671	493,743

Total current assets		30,347,825	35,327,932	26,724,153
Non-current assets:
Restricted cash	4	25,703,953	18,171,075	18,188,292
Accounts receivable	5	1,719,343	2,430,661	3,107,508
Intangible assets	8	13,237,413	13,389,592	10,532,819
Property, plant and equipment	7	225,369,615	228,513,011	194,561,410
Deferred finance costs		—	—	1,277,712
Derivative financial instruments	10	722,699	826,034	2,118,788
Deferred income tax, net	17	232,940	182,916	317
Other financial assets		13,618	13,797	14,967

Total assets		$297,347,406	$298,855,018	$256,525,966

LIABILITIES AND EQUITY
Current liabilities:
Notes and loans payable	9	$10,836,479	$10,303,543	$8,481,330
Accrued interest payable	9	1,610,268	5,987,891	5,377,002
Accounts payable and accrued expenses		5,550,089	9,254,830	655,260

Total current liabilities		17,996,836	25,546,264	14,513,592
Non-current liabilities:
Long-term notes and loans payable	9	210,411,359	206,686,501	183,099,772
Derivative financial instruments	10	4,806,153	4,536,571	5,093,068
Decommissioning and restoration provisions		829,155	792,588	467,971

Total liabilities		234,043,503	237,561,924	203,174,403

Equity:
Share capital		48,000,856	48,000,856	48,000,856
Contributed capital		2,465,909	2,465,909	—
Legal reserve		679,873	679,873	248,692
Other equity components		(3,827,535)	(3,548,591)	(3,412,977)
Retained earnings		15,984,800	13,695,047	8,514,992

Total equity		63,303,903	61,293,094	53,351,563

Total liabilities and equity		$297,347,406	$298,855,018	$256,525,966

The accompanying notes are part of the interim condensed financial statements.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Interim condensed statements of comprehensive income

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

		March 31, 2015	March 31, 2014
		(Unaudited)	(Unaudited)
	Notes	Restated (Note 2.2)

Income:
Sale of electric power and capacity		$20,027,786	$14,161,686

Operating costs and expenses:
Cost of operations		2,610,200	1,830,444
General and administrative		65,539	74,058
Depreciation and amortization of non-financial assets		3,352,505	2,680,114

Total operating costs and expenses		6,028,244	4,584,616

Operating income		13,999,542	9,577,070

Other income (expenses):
Interest income		8,760	18,757
Finance costs from loans and notes payable		(4,669,177)	(3,959,311)
Finance costs from decommissioning and restoration provisions		(20,638)	(10,202)
Change in fair value of derivative financial instruments	10	(117,635)	(228,072)
Exchange rate differences		(145,511)	170,258
Other income, net		191,388	2,728

Total other income (expenses)		(4,752,813)	(4,005,842)
Income before income tax		9,246,729	5,571,228
Income tax	11	50,024	78,480

Net income		9,296,753	5,649,708

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net movement on cash flow hedge	10	(278,944)	(401,184)
Income tax effect		—	—

Other comprehensive income net of income tax		(278,944)	(401,184)

Total comprehensive income		$9,017,809	$5,248,524

The accompanying notes are part of the interim condensed financial statements.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Interim condensed statements of changes in equity

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

		Share capital	Contributed capital	Legal reserve	Hedging reserve	Retained earnings	Total equity
	Notes					Restated (Note 2.2)

For the three-month period ended March 31,2014:
As of January 1, 2014 (audited)		$48,000,856	$—	$248,692	$(3,412,977)	$8,514,992	$53,351,563
Comprehensive income		—	—	—	—	5,649,708	5,649,708
Other comprehensive income		—	—	—	(401,184)	—	(401,184)

Total comprehensive income		—	—	—	(401,184)	5,649,708	5,248,524

Dividends		—	—	—	—	(3,821,205)	(3,821,205)

As of March 31, 2014 (unaudited)		$48,000,856	$—	$248,692	$(3,814,161)	$10,343,495	$54,778,882

For the three-month period ended March 31,2015:
As of January 1, 2015 (audited)		$48,000,856	$2,465,909	$679,873	$(3,548,591)	$13,695,047	$61,293,094
Comprehensive income		—	—	—	—	9,296,753	9,296,753
Other comprehensive income		—	—	—	(278,944)	—	(278,944)

Total comprehensive income		—	—	—	(278,944)	9,296,753	9,017,809

Dividends		—	—	—	—	(7,007,000)	(7,007,000)

As of March 31, 2015 (unaudited)		$48,000,856	$2,465,909	$679,873	$(3,827,535)	$15,984,800	$63,303,903

The accompanying notes are part of the interim condensed financial statements.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Interim condensed statements of cash flows

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

		March 31, 2015	March 31, 2014
		(Unaudited)	(Unaudited)
	Notes	Restated (Note 2.2)

Operating activities:
Income before income tax		$9,246,729	$5,571,228
Adjustments to reconcile income before income tax to cash flows from operating activities:
Finance costs from notes and loans payable		4,669,177	3,959,311
Change fair value of derivative financial instruments	10	117,635	228,072
Depreciation expense		3,199,671	2,527,280
Amortization expense		152,833	154,688
Financing costs from provisions		20,638	(10,202)
Decommissioning and restoration provisions		15,930	36,188
Loss on sale and disposal of productive asset		1,695	1,596
Interest income		(8,760)	(18,757)

		17,415,548	12,449,404
Changes in operating assets and liabilities:
Accounts receivable		568,166	2,148,018
Spare parts inventory		(5,796)	(6,774)
Prepaid expenses		(252,665)	(138,988)
Other financial assets		179	16
Accrued expenses and other accounts payable		(3,704,741)	(432,066)

Net cash provided by operating activities		14,020,691	14,019,610

Investing activities:
Additions to property, plant and equipment		(57,970)	(2,887,447)
Additions to intangible assets		(654)	(18,044)
Interest received		8,760	18,757

Net cash used in investing activities		(49,864)	(2,886,734)

Financing activities:
(Increase) decrease in restricted cash accounts designated for financing activities		(4,430,849)	3,047,625
New loans		8,855,251	5,684,579
Loan settlements		(5,011,836)	(4,502,078)
Interest paid		(8,656,084)	(8,922,912)
Dividends		(7,007,000)	(3,821,205)

Net cash used in financing activities		(16,250,518)	(8,513,991)

Net (decrease) increase in cash		(2,279,691)	2,618,885
Cash at beginning of period		4,468,345	3,135,050

Cash at end of period		$2,188,654	$5,753,935

The accompanying notes are part of the interim condensed financial statements.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Notes to interim condensed financial statements

March 31, 2015

(amounts expressed in US dollars)

1.	Corporate information

Energía Eólica de Honduras, S.A. (“Energía Eólica” or “the Company”) was organized as a corporation on June 10, 2005 under the laws of the Republic of Honduras, where the Company is domiciled. As of December 31, 2014 the Company is a 99.9% subsidiary of Globeleq Mesoamerica Energy (Wind) Limited (“GME Wind”), a company incorporated in Bermuda, and Energía Eólica’s ultimate parent company is Actis Infrastructure Fund 2LP.

The Company’s main activity is the operation of a 126 megawatt wind park called “Cerro de Hula” and the sale of energy to the Honduran National Electric Energy Company (ENEE) through the power purchase agreement signed between the parties. Energy sales began in October 2011. This activity is regulated by Honduras electricity law No. 158-94 of November 1994 (Honduran Law – Electricity Sub-sector).

On October 1, 2008 Energía Eólica entered into a 20-year power purchase agreement (“PPA”) with the Honduran National Electric Energy Company (“ENEE”) to operate a 102 megawatt wind park (“Cerro de Hula Project” or “the Project”). The Company was granted the “commercial operation” status (as defined in the PPA) by ENEE on December 21, 2011. On December 20, 2012, the PPA was amended to contemplate that: a) the Company would increase the wind park’s capacity by 24 megawatts to reach a total of 126 megawatts, and b) the PPA’s term would increase from 20 to 25 years starting on December 21, 2011 and ending on December 2036. Construction of the 24 megawatt expansion (“the Project Expansion”) began on November 22, 2013. Acceptance of compliance by ENEE with the Project Expansion’s technical requirements was granted on November 13, 2014. The Project Expansion started generating power in November 2014.

The Project was registered as a Clean Development Mechanism (CDM) Project under the United Nations Framework Convention on Climate Change on April 24, 2012 and for a 10 years crediting period, from April 24, 2012 through April 23, 2022. The Project is therefore eligible to issue Certified Emission Reductions (CERs) starting on April 24, 2012.

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 13.

2.	Basis of preparation of the financial statements and accounting policies

The Company’s interim condensed financial statements as of March 31, 2015 were first approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 8, 2015, and were subsequently approved by the Company’s shareholders. The accompanying restated interim condensed financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 13. They have also been restated for the correction of certain errors as explained in Note 2.2. The Company’s Chief Executive Officer and Chief Financial Officer approved these financial restated statements for issuance on June 13, 2015 and subsequent events have been considered through that later date.

2.1	Basis of preparation

The interim condensed financial statements for the three-month period ended March 31, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting, an accounting standard of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These financial statements are condensed and accordingly do not include all disclosures required by the IFRS for a full set of financial statements. They should be read in conjunction with the Company’s financial statements as of and for the year ended December 31, 2014. The results for the quarter ended March 31, 2015 are not necessarily indicative of results that should be expected for the full year ending December 31, 2015.

2.2	Restatement of interim condensed financial statements

During its preparation of the accompanying restated financial statements for the purpose aforementioned described, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company previously accounted for restricted cash as a component of cash in its statement of cash flows. It has corrected that classification to now exclude those amounts. The Company also modified the current versus non-current classification of restricted cash its statement of financial position to correspond with contractual terms.

•

The Company has identified the need for a decommissioning provision in the accompanying financial statements given obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

•	The Company has determined residual values for its wind turbines which resulted in a change in the depreciation expense.

•	The aforementioned matters have an impact on deferred income tax.

•	Certain accounting disclosures have been expanded from those previously presented.

These corrections have impacted the accompanying interim condensed financial statements as follows (amounts in US dollars):

	Balance as of or for the three-month period ended March 31, 2015 as previously reported	Retrospective adjustments	Balance as of or for the three-month period ended March 31, 2015 as restated	Balance for the three- month period ended March 31, 2014 as previously reported	Retrospective adjustments	Balance for the three- month period ended March 31, 2014 as restated	Balance as of the year ended December 31, 2014 as previously reported	Retrospective adjustments	Balance as of the year ended December 31, 2014 as restated

Statement of financial position:
Current assets	56,051,778	(25,703,953)	30,347,825	—	—	—	53,499,007	(18,171,075)	35,327,932
Non-current assets	239,485,233	27,514,348	266,999,581	—	—	—	243,673,148	19,853,938	263,527,086

Total assets	295,537,011	1,810,395	297,347,406	—	—	—	297,172,155	1,682,863	298,855,018

Current liabilities	17,967,353	29,483	17,996,836	—	—	—	25,521,153	25,111	25,546,264
Non-current liabilities	215,324,876	721,791	216,046,667	—	—	—	211,338,658	677,002	212,015,660

Total liabilities	233,292,229	751,274	234,043,503	—	—	—	236,859,811	702,113	237,561,924

Equity	62,244,782	1,059,121	63,303,903	—	—	—	60,312,344	980,750	61,293,094

Statement of comprehensive income:
Revenues	20,207,349	(179,563)	20,027,786	14,104,611	57,075	14,161,686
Operating expenses	10,997,189	(216,132)	10,781,057	8,585,357	5,101	8,590,458

Income before income taxes	9,210,160	36,569	9,246,729	5,519,254	51,974	5,571,228
Income taxes	8,222	41,802	50,024	47,490	30,990	78,480

Comprehensive income	9,218,382	78,371	9,296,753	5,566,744	82,964	5,649,708

Statement of cash flows:
Cash flows from operating activities	13,965,389	55,302	14,020,691	14,970,065	(950,455)	14,019,610
Cash flows from investing activities	5,437	(55,301)	(49,864)	(3,893,478)	1,006,744	(2,886,734)
Cash flows from financing activities	(11,819,668)	(4,430,850)	(16,250,518)	(11,561,616)	3,047,625	(8,513,991)
Cash at beginning of year	37,836,682	(33,368,337)	4,468,345	36,267,546	(33,132,496)	3,135,050

Cash at end of year	39,987,840	(37,799,186)	2,188,654	35,782,517	(30,028,582)	5,753,935

2.3	New standards, interpretations and amendments thereof, adopted by the Company

The accounting policies applied by the Company in the preparation of these interim condensed financial statements are consistent with those applied in the preparation of its annual financial statements for the year ended December 31, 2014.

3.	Seasonality of operations

The Company’s revenue depends on the wind power, which is normally stronger during the dry season, which in Honduras occurs from November through March. Due to the seasonal nature of this business, higher revenues and operating profits are usually expected in the first quarter and in the first half of the year in comparison with the remaining period of the year. This information is provided to allow for a proper appreciation of the results, however Management have concluded that it does not meet the definition of “highly seasonal” as considered by IAS 34 Interim Financial Reporting.

4.	Cash

	March 31 2015	December 31 2014

Unrestricted cash:
Banks	$2,185,952	$4,463,157
Petty cash	2,702	5,188

	$2,188,654	$4,468,345

Restricted cash in bank:
Current	$12,095,233	$15,197,262
Non-current	25,703,953	18,171,075

	$37,799,186	$33,368,337

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

As of March 31, 2015, cash in the amount of US$37,799,186 (December 31, 2014: US$33,368,337) is restricted under the loan agreement between Energía Eólica, Export – Import bank of the United States (Ex-Im) and the Central American Bank for Economic Integration (CABEI) (Note 9). Under the terms of its debt agreements, the Company has a series of restricted bank accounts both “on-shore” in Honduras, and also off-shore. Cash receipts from operations are initially deposited directly into these restricted accounts and then based on contractually agreed provisions are allocated into a series of sub-accounts, restricted for specific operational and other purposes including, but not limited to, construction, debt service, major maintenance, insurance, and shareholders distributions. Except as expressly provided in those debt agreements, the restricted bank accounts are under the control of a trustee and the Company has the right to withdraw or transfer funds only as expressly provided in those debt agreements.

5.	Accounts receivable

	March 31 2015	December 31 2014
Empresa Nacional de Energía Eléctrica (ENEE)	$11,778,468	$12,293,184
Value added taxes (VAT) related to the Project’s construction	1,719,343	2,430,661
Banco Financiera Comercial Hondureña S.A.(FICOHSA)	676,042	—
Crane rental services receivable	55,511	25,947
Intercompany accounts receivable (Note 6)	10,024	—
Others	19,284	77,046

	$14,258,672	$14,826,838
Less non-current portion (VAT)	(1,719,343)	(2,430,661)

	$12,539,329	$12,396,177

The outstanding balances due from ENEE correspond to trade receivables for the sale of electric power. Terms of these accounts receivable extend to 18 days for ENEE from the corresponding invoice issue date; are not subject to early-payment discounts, and do not generate interest except for late charges.

The outstanding balance of VAT relates to funds reimbursed to the main Project’s subcontractors, Gamesa and Iberdrola, who were obligated to pay VAT on the acquisition of certain equipment and materials during the construction phase of the Project. Nonetheless, the Company was exempted from such VAT. The VAT receivable is denominated in Lempiras. The Honduran Tax Authority has been recognizing the Company’s right to such VAT, however its reimbursement depends on the timing of the review of the documentation by the Tax Authority. Reimbursement of such amounts occurs through credit notes issued by the Tax Authority. Those credit notes can be traded in the local market, although normally with a discount ranging from 15% to 20%. The Company believes that such VAT is fully recoverable in credit notes from the Tax Authority. VAT balances as presented above reflect the anticipated discount that will be realized upon collection.

The balance with FICOHSA corresponds to VAT credits sold and full collection of this balance took place in May 2015.

6.	Balances and transactions with related parties

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of the parent company, Globeleq Mesoamerica Energy (Wind), Limited. A breakdown of these balances and the respective terms and conditions is as follows:

	March 31, 2015	December 31, 2014

Accounts receivable:
Administración Energías Renovables, S.A. (note 5)	$10,024	$—

Maturity terms for accounts receivable and payable extend up to 30 days from the corresponding invoices’ issue dates, and are not subject to any discounts for early-payment.

A breakdown of transactions performed with related parties is summarized below:

	March 31, 2015	March 31, 2014

Professional services expenses:
Administración de Energías Renovables, S.A.	$198,502	$208,206
TCR Holdings, S.A.	56	—

	$198,558	$208,206

7.	Property, plant and equipment

	Land	Buildings and improvements	Machinery and equipment	Major spare parts	Furniture and equipment	Vehicles	Construction in progress	Total

Cost:
As of January 1, 2014	$1,412,665	$21,653,975	$178,422,044	$3,383,159	$448,848	$3,882,735	$7,749,649	$216,953,075
Additions and reclassifications	170,979	5,437,002	45,216,253	1,016,036	219,062	67,707	(7,711,228)	44,415,811
Retirements	—	—	(163)	—	(4,569)	(19,000)	—	(23,732)

As of December 31, 2014	1,583,644	27,090,977	223,638,134	4,399,195	663,341	3,931,442	38,421	261,345,154
Additions	—	—	20,301	—	4,470	—	33,199	57,970
Retirements	—	—	—	—	(10,199)	—	—	(10,199)

As of March 31, 2015	$1,583,644	$27,090,977	$223,658,435	$4,399,195	$657,612	$3,931,442	$71,620	$261,392,925

Accumulated depreciation:
As of January 1, 2014	$—	$2,328,318	$19,460,153	—	$82,016	$521,178	—	$22,391,665
Depreciation	—	1,105,145	9,003,892	—	58,472	292,679	—	10,460,188
Retirements	—	—	(164)	—	(2,141)	(17,405)	—	(19,710)

As of December 31, 2014	—	3,433,463	28,463,881	—	138,347	796,452	—	32,832,143
Depreciation	—	339,453	2,772,747	—	14,567	72,904	—	3,199,671
Retirements	—	—	—	—	(8,504)	—	—	(8,504)

As of March 31, 2015	$—	$3,772,916	$31,236,628	$—	$144,410	$869,356	$—	$36,023,310

Carrying amounts:
As of January 1, 2014	$1,412,665	$19,325,657	$158,961,891	$3,383,159	$366,832	$3,361,557	$7,749,649	$194,561,410

As of December 31, 2014	$1,583,644	$23,657,514	$195,174,253	$4,399,195	$524,994	$3,134,990	$38,421	$228,513,011

As of March 31, 2015	$1,583,644	$23,318,061	$192,421,807	$4,399,195	$513,202	$3,062,086	$71,620	$225,369,615

The Company’s property, plant and equipment is pledged as fiduciary guarantee under the third party borrowing arrangements (note 9). Construction in progress as of January 1, 2014 was mainly comprised by advancements to subcontractors (principally Gamesa and Iberdrola) for the construction of the Project Expansion (note 1).

The Company has recognized decommissioning and restoration provisions related to its wind park.

8.	Intangible assets

	Connectivity rights (a)	Development costs (b)	Software	Total

Cost:
As of January 1, 2014	$11,309,448	$549,350	$29,509	$11,888,307
Additions	3,343,309	—	18,045	3,361,354

As of December 31, 2014	14,652,757	549,350	47,554	15,249,661
Additions	—	—	655	655

As of March 31, 2015	$14,652,757	$549,350	$48,209	$15,250,316

Accumulated amortization:
As of January 1, 2014	$1,272,229	$61,886	$21,373	$1,355,488
Additions	436,778	44,000	23,803	504,581

As of December 31, 2014	1,709,007	105,886	45,176	1,860,069
Additions	135,945	14,572	2,317	152,834

As of March 31, 2015	$1,844,952	$120,458	$47,493	$2,012,903

Carrying amounts:
As of January 1, 2014	$10,037,219	$487,464	$8,136	$10,532,819

As of December 31, 2014	$12,943,750	$443,464	$2,378	$13,389,592

As of March 31, 2015	$12,807,805	$428,892	$716	$13,237,413

a)	Under the PPA terms with ENEE, the Company had to build, at its own cost, the high voltage section of the electrical substations on behalf of ENEE. Because Energía Eólica has to transfer ownership of such section to ENEE, the corresponding construction costs were considered as a right to operate the wind project and therefore recognized as an intangible asset.

b)	Corresponds to certain costs incurred in relation to wind projects in development phase.

9.	Notes and loans payable

	Interest rate	Maturity date	March 31, 2015	December 31, 2014
Export-Import Bank of the United States	7% fixed	February 2029	$138,241,125	$141,632,725
Central American Bank for Economic Integration (CABEI)	Libor 6 months + 5.75% (*)	August 2025	46,260,781	47,587,689
Export-Import Bank of the United States	3.72 % fixed (**)	August 2031	25,846,897	23,091,223
Central American Bank for Economic Integration (CABEI)	Libor 6 months + 5.75% (*)	August 2028	19,488,609	13,682,358

Principal			229,837,412	225,993,995
Less—Deferred borrowing costs			(8,589,574)	(9,003,951)

			221,247,838	216,990,044
Less—Maturity of one year or less			(10,836,479)	(10,303,543)

Principal			$210,411,359	$206,686,501

(*)	CABEI’s rate will change to Libor 6 months + 6.10% after November 2023.

(**)	Ex-Im’s rate will increase to 6.72% after the Project Commercial Operation Date as defined in the loan documents.

As of March 31, 2015 accrued interest and fees on notes and loans payable amount to US$1,610,268 (December 31, 2014: US$5,987,891).

10.	Fair value of derivative instruments

The Company uses interest rate swaps and interest rate caps to hedge its variable interest rate exposure on a portion of the Company’s loans with CABEI (Note 9). Under the interest rate swaps/caps agreements the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amounts. These derivative financial instruments have been designated as hedging instruments and have been assessed to be highly effective as of the financial statements dates. The effects of the above derivative instruments in the Company’s financial statements are summarized as follows:

	March 31, 2015	December 31, 2014

Statements of Financial Position:

Assets:
Cap agreement of November 2010	$406,229	$484,884
Cap agreement of December 2013	316,470	341,150

	$722,699	$826,034

Liabilities:
Swap agreement of November 2010	$3,757,091	$3,148,111
Swap agreement of December 2013	1,049,062	1,388,460

	$4,806,153	$4,536,571

	March 31, 2015	March 31, 2014

Statements of Comprehensive Income – gain / (loss):
Change in fair value of derivative instruments – Profit and loss:
Cap agreement of November 2010	$(78,655)	$(304,065)
Cap agreement of December 2013	(24,680)	57,239

	$(103,335)	$(246,826)

Statements of Comprehensive Income – gain / (loss):
Ineffectiveness of derivative instruments – Profit and loss:
Swap agreement of November 2010	$(4,266)	$1,204
Swap agreement of December 2013	(10,034)	17,550

	$(14,300)	$18,754

Change in intrinsic value of derivative instruments – Other comprehensive income:
Cap agreement of November 2010	$—	$(91,160)
Cap agreement of December 2013	—	(209,976)
Swap agreement of November 2010	(87,905)	201,143
Swap agreement of December 2013	(205,339)	(282,437)
Ineffectiveness recycled to profit or loss	14,300	(18,754)

	$(278,944)	$(401,184)

The main characteristics of the derivative instruments are as follows:

	Swap Transactions				Cap Transactions
	November 2010		December 2013		November 2010		December 2013
Effective date		29-Nov-2010		25-Feb-2014		25-Feb-2018		25-Feb-2021
Termination date		25-Feb-2018		25-Feb-2021		25-Aug-2025		25-Aug-2028
Current notional amount	US$	49,133,387	US$	19,410,815		—		—
Maximum notional amount	US$	56,732,737	US$	19,410,815	US$	39,289,122	US$	11,652,389
Fixed interest rate		3.63%		3.36%		4.75%		3.36%
Variable interest rate		US Libor- 6 months		US Libor- 6 months		US Libor- 6 months		US Libor- 6 months

11.	Income tax and deferred income tax

The Company was granted a corporate income tax holiday of 10 years starting on the date of commercial operations, which was 21 December 2011.

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed statement of comprehensive income are:

	For the three months ended
	March 31, 2015	March 31, 2014
Current income tax expense	$—	$—
Deferred income tax expense relating to origination and reversal of temporary differences	50,024	78,480

Income tax expense recognized in statement of comprehensive income	$50,024	$78,480

12.	Fair value of financial instruments

The Company’s main financial instruments are comprised of cash, notes and accounts receivable, notes and loans payable, accounts payable and accrued expenses. Management believes that the carrying amounts of cash, accounts receivable, and accounts payable approach their fair market value due to their short-term nature. The carrying amount of notes receivable from related parties approximates fair value as the notes were initially recorded at the estimated discounted cash flows.

In evaluating the fair value of loans payable at fixed rates the Company has considered the country risks, market conditions existing both at the date of the loans and those at the statement of financial position dates, and that there are not a significant number of comparable financings in its market. As of March 31, 2015 and December 31, 2014 the fair value of the loans, taking into account current market interest rates, are the following:

	Carrying amount		(Level 3) Fair value
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Ex-Im 1	$138,241,125	$141,632,725	$139,862,371	$143,339,434
CABEI 1	46,260,781	47,587,689	46,847,155	48,216,146
Ex-Im 2	25,846,897	23,091,223	26,632,261	23,891,784
CABEI 2	19,488,609	13,682,358	19,790,308	13,920,137

	$229,837,412	$225,993,995	$233,132,095	$229,367,501

13.	Subsequent events

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The SPA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Interim condensed statements of financial position

As of March 31, 2015 and December 31, 2014 and 2013

(expressed in US dollars)

	Notes	March 31, 2015 (Unaudited)	December 31, 2014 (Audited)	December 31, 2013 (Audited)
			Restated (Note 2.2)

ASSETS
Current assets:
Cash	4	$1,225,473	$961,156	$4,088,961
Restricted cash	4	3,690,099	5,202,845	6,988,114
Accounts receivable	5	6,335,356	5,133,648	3,946,370
Accounts receivable from related parties		—	—	997
Spare parts inventory		385,139	375,912	406,909
Prepaid expenses and other current assets		103,938	552,628	1,568,770

Total current assets		11,740,005	12,226,189	17,000,071

Non-current assets:
Restricted cash	4	7,564,726	5,373,044	4,879,867
Held-to-maturity investments		—	—	40,226
Prepaid expenses		—	—	334,373
Notes and accounts receivable with related parties	5	3,300,000	3,395,540	3,216,257
Guarantee deposits		532,711	538,591	497,547
Property, plant and equipment	7	70,589,006	71,520,238	75,193,168
Intangible assets	8	3,132,629	3,177,481	3,358,681
Other financial assets		1,560	1,560	1,560

Total assets		$96,860,637	$96,232,643	$104,521,750

LIABILITIES AND EQUITY

Current liabilities:
Notes and loans payable	9	$4,749,390	$4,395,670	$2,740,993
Accounts payable		726,584	684,174	265,987
Accrued expenses and other accounts payable		449,914	404,109	1,333,138
Accrued interest payable	9	292,375	318,268	342,403

Total current liabilities		6,218,263	5,802,221	4,682,521

Non-current liabilities:
Long-term notes and loans payable	9	77,469,427	79,440,447	83,388,144
Deferred income tax, net		2,874,020	2,568,436	1,352,757
Decommissioning provision		334,569	319,728	238,184

Total liabilities		86,896,279	88,130,832	89,661,606

Equity:
Share capital		3,000	3,000	3,000
Contributed capital		7,942,084	9,942,084	22,758,446
Retained earnings (deficit)		2,019,274	(1,843,273)	(7,901,302)

Total equity		9,964,358	8,101,811	14,860,144

Total liabilities and equity		$96,860,637	$96,232,643	$104,521,750

The accompanying notes are part of the interim condensed financial statements.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Interim condensed statements of comprehensive income

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

	Notes	March 31, 2015 (Unaudited)	March 31, 2014 (Unaudited) Restated (Note 2.2)

Income:
Sale of electric power and capacity		$8,451,479	$8,086,793

Operating costs and expense:
Costs of operations		1,194,336	1,020,733
General and administrative		79,498	77,601
Depreciation and amortization of non-financial assets		1,007,177	1,013,147

Total operating costs and expense		2,281,011	2,111,481

Operating income		6,170,468	5,975,312

Other income (expenses):
Interest income		52,403	51,729
Finance costs from loans and notes payable		(1,962,552)	(2,021,735)
Finance costs from decommissioning provision		(6,371)	(5,490)
Exchange rate differences		(48,508)	(68,420)
Other expenses, net		(37,309)	(35,255)

Total other income (expenses)		(2,002,337)	(2,079,171)

Income before income tax		4,168,131	3,896,141
Income tax	10	(305,584)	(303,128)

Total comprehensive income		$3,862,547	$3,593,013

The accompanying notes are part of the interim condensed financial statements.

Eolo de Nicaragua S.A.

(A Nicaraguan Entity)

Interim condensed statements of changes in equity

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

	Share capital	Contributed capital	Retained earnings (deficit)	Total equity
			Restated (Note 2.2)

For the three-month period ended March 31, 2014:
As of January 1, 2014 (audited)	$3,000	$22,758,446	$(7,901,302)	$14,860,144
Comprehensive income	—	—	3,593,013	3,593,013

As of March 31, 2014 (unaudited)	$3,000	$22,758,446	$(4,308,289)	$18,453,157

For the three-month period ended March 31, 2015:
As of January 1, 2015 (audited)	$3,000	$9,942,084	$(1,843,273)	$8,101,811
Comprehensive income	—	—	3,862,547	3,862,547
Capital withdrawn	—	(2,000,000)	—	(2,000,000)

As of March 31, 2015 (unaudited)	$3,000	$7,942,084	$2,019,274	$9,964,358

The accompanying notes are part of the interim condensed financial statements.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Interim condensed statements of cash flows

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

	March 31, 2015 (Unaudited)	March 31, 2014 (Unaudited) Restated (Note 2.2)

Operating activities:
Income before income tax	$4,168,131	$3,896,141
Adjustments to reconcile income before income tax to cash flows from operating activities:
Financing costs from loans and notes payable	1,962,552	2,021,735
Depreciation expense	962,328	966,175
Amortization expense	44,852	46,972
Interest income	(52,403)	(51,729)
Finance costs from provision	48,508	5,490
Decommissioning provision	(33,667)	178,742

	7,100,301	7,063,526

Changes in operating assets and liabilities:
Notes and accounts receivable	(1,201,708)	(1,821,565)
Accounts receivable from related parties	95,540	(44,842)
Spare parts inventory	(9,227)	(7,468)
Prepaid expenses	448,690	532,600
Guarantee deposits	5,880	33
Accounts payable	42,410	30,754
Accrued expenses	45,805	(1,083,118)

Net cash provided by operating activities	6,527,691	4,669,920

Investing activities:
Additions to property, plant and equipment	(31,096)	(57,121)
Interest received	52,403	51,729
Proceeds from held-to-maturity investments	—	40,226

Net cash provided by investing activities	21,307	34,834

Financing activities:
Increase in restricted cash accounts designated for financing activities	(678,936)	(2,284,948)
Loan settlements	(1,758,269)	(1,096,393)
Capital withdrawn	(2,000,000)	—
Borrowing cost paid	(1,847,476)	(1,943,772)

Net cash used in financing activities	(6,284,681)	(5,325,113)

Net increase (decrease) in cash	264,317	(620,359)
Cash at beginning of period	961,156	1,588,468

Cash at end of period	$1,225,473	$968,109

The accompanying notes are part of the interim condensed financial statements.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Notes to interim condensed financial statements

March 31, 2015

(amounts expressed in US dollars)

1.	Corporate information

Eolo de Nicaragua, S.A. (“Eolo” or “the Company”) was organized as a corporation on July 1, 2008 under the laws of the Republic of Nicaragua. Eolo is domiciled in Rivas, Nicaragua. The Company is a wholly-owned subsidiary of Globeleq Mesoamerica Energy (Wind) Limited (“GME Wind”), a company incorporated in Bermuda, and Eolo’s ultimate parent company is Actis Infrastructure Fund 2LP.

The Company’s main activity is the generation of electricity from its 44 megawatt wind electric power-generating park located in Rivas, Nicaragua (“the Project”). This activity is regulated by Nicaraguan Law No. 272 of June 23, 1998. Eolo was granted the commercial operation status on December 1, 2012 by the Instituto Nicaragüense de Energía. Energy sales began in December 2012.

The Company has entered into two power purchase agreements (PPAs) with Distribuidora de Electricidad del Sur, S.A. (Dissur) and Distribuidora de Electricidad del Norte, S.A. (Disnorte) to sell the Project’s energy.

The Project was registered as a Clean Development Mechanism (CDM) project under the United Nations Framework Convention on Climate Change on June 18, 2012 and for a crediting period from January 1, 2013 through December 31, 2019. The Project is therefore eligible for Certified Emission Reductions (CERs) starting on January 1, 2013.

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 13.

2.	Basis of preparation of the interim condensed financial statements and accounting policies

The Company’s interim condensed financial statements as of March 31, 2015 were approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on June 13, 2015. The accompanying interim condensed financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 13. They have also been restated as of December 31, 2014 and 2013 and for the three-month period ended March 31, 2014.

2.1	Basis of preparation

The interim condensed financial statements for the three-month period ended March 31, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting, an accounting standard of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These financial statements are condensed and accordingly do not include all disclosures required by the IFRS for a full set of financial statements. They should be read in conjunction with the Company’s financial statements as of and for the year ended December 31, 2014. The results for the quarter ended March 31, 2015 are not necessarily indicative of results that should be expected for the full year ending December 31, 2015.

2.2	Restatement of interim condensed financial statements

During its preparation of the accompanying restated interim condensed financial statements for the purpose aforementioned described, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company previously accounted for restricted cash as a component of cash in its statement of cash flows. It has corrected that classification to now exclude those amounts. The Company also modified the current versus non-current classification of restricted cash to correspond with contractual terms.

•

The Company has identified the need for a decommissioning provision in the accompanying financial statements given obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

•	The Company has determined residual values for its wind turbines which resulted in a change in the depreciation expense.

•	The aforementioned matters have an impact on deferred income tax.

•	Certain accounting disclosures have been expanded from those previously presented.

These corrections have impacted the accompanying financial statements as follows (amounts in US dollars):

	Balance as of the year ended December 31, 2014 as previously reported	Retrospective adjustments	Balance as of the year ended December 31, 2014 as restated

Statement of financial position:
Current assets	18,137,824	(5,911,635)	12,226,189
Non-current assets	77,568,202	6,438,252	84,006,454

Total assets	95,706,026	526,617	96,232,643

Current liabilities	5,802,221	—	5,802,221
Non-current liabilities	81,949,449	379,162	82,328,611

Total liabilities	87,751,670	379,162	88,130,832

Equity	7,954,356	147,455	8,101,811

	Balance for the three-month period ended March 31, 2014 as previously reported	Retrospective adjustments	Balance for the three-month period ended March 31, 2014 as restated

Statement of comprehensive income:
Revenues	8,086,793	—	8,086,793
Operating expenses	4,215,015	(24,363)	4,190,652

Income before income taxes	3,871,778	24,363	3,896,141
Income taxes	(301,078)	(2,050)	(303,128)

Comprehensive income	3,570,700	22,313	3,593,013

Statement of cash flows:
Cash flows from operating activities	4,669,103	817	4,669,920
Cash flows from investing activities	(4,575)	39,409	34,834
Cash flows from financing activities	(3,040,165)	(2,284,948)	(5,325,113)
Cash at beginning of year	15,997,118	(14,408,650)	1,588,468

Cash at end of year	17,621,481	(16,653,372)	968,109

2.3	New standards, interpretations and amendments thereof, adopted by the Company

The accounting policies applied by the Company in the preparation of these interim condensed financial statements are consistent with those applied in the preparation of its annual financial statements for the year ended December 31, 2014.

3.	Seasonality of operations

The Company’s revenue depends on the wind power, which is normally stronger during the dry season, which in Nicaragua occurs from November through March. Due to the seasonal nature of this business, higher revenues and operating profits are usually expected in the first quarter and in the first half of the year in comparison with the remaining period of the year. This information is provided to allow for a proper appreciation of the results, however Management has concluded that it does not meet the definition of “highly seasonal” as considered by IAS 34 Interim Financial Reporting.

4.	Cash

	March 31, 2015	December 31, 2014

Unrestricted cash:
Banks	$1,223,109	$961,156
Petty cash	2,364	—

	$1,225,473	$961,156

Restricted cash in banks:
Current	$3,690,099	$5,202,845
Non-current	7,564,726	5,373,044

	$11,254,825	$10,575,889

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

As of March 31, 2015, US$11,254,825 in cash (December 31, 2014: US$ US$10,575,889) is restricted under the financing documents between Eolo and the Lenders (Note 9). Under the terms of its debt agreements, the Company has a series of restricted bank accounts both “on-shore” in Nicaragua, and also off-shore. Cash receipts from operations are initially deposited directly into these restricted accounts and then based on contractually agreed provisions are allocated into a series of sub-accounts, restricted for specific operational and other purposes including, but not limited to, construction, debt service, major maintenance, insurance, and shareholders distributions. Except as expressly provided in those debt agreements, the restricted bank accounts are under the control of a trustee and the Company has the right to withdraw or transfer funds only as expressly provided in those debt agreements.

5.	Accounts and notes receivable

	March 31, 2015	December 31, 2014
Accounts and notes receivable with related parties (Note 6)	$3,441,228	$3,395,541
Distribuidora de Electricidad del Sur, S.A. (Dissur)	3,021,904	2,488,061
Distribuidora de Electricidad del Norte, S.A. (Disnorte)	3,021,904	2,488,061
Advance payments to vendors	128,081	148,618
Other receivables	22,239	8,907

	9,635,356	8,529,188
Less non-current balances with related parties	(3,300,000)	(3,395,540)

	$6,335,356	$5,133,648

The outstanding balances due from Dissur and Disnorte correspond to trade receivables for the sale of electric power. Terms of these accounts receivable extend to 30 days from the corresponding invoice’s issue dates; are not subject to early-payment discounts, and do not generate interest except for late charges. As of March 31, 2015 and December 31, 2014 receivable balances were not past due. Based on the collection analysis performed by Management, it has been determined that no impairment existed as of those dates.

6.	Balances and transactions with related parties

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of the parent Company, Globeleq Mesoamerica Energy (Wind) Limited. A breakdown of these balances and the respective terms and conditions is as follows:

	March 31, 2015	December 31, 2014
Notes receivable	$3,300,000	$3,271,157
Accounts receivable	124,384	124,384
Accrued interest on notes receivable	16,844	—

	$3,441,228	$3,395,541

The note receivable from Globeleq Mesoamerica Energy (Wind) Limited originated on May 23, 2012. The note bears interest at a 6.21% fixed annual interest rate which is due for payment on a semi-annual basis on March 1, and September 1. The note is unsecured and full collection of principal shall occur no later than December 1, 2032.

A breakdown of transactions performed with related parties is summarized below:

	Three-month period ended
	March 31, 2015	March 31, 2014

Globeleq Mesoamerica Energy (Wind) Limite-:
Finance income from note receivable	$45,688	$45,839

Administración de Energías Renovables, S.A. (“AER”):
Professional services related to the construction of the Project (capitalized under property, plant and equipment in 2013) (*)	$152,487	$150,000

(*)	The Company and AER, a related party under common control, entered into a Management Services Agreement on March 1, 2012 whereby Eolo engaged AER to perform certain management activities such as preparing and maintaining the accounting records, treasury, tax and legal matters, among others. The Agreement is for an indefinite period unless terminated by a party upon written notice to the other party.

7.	Property, plant and equipment

	Buildings	Machinery and equipment	Major spare parts	Furniture and equipment	Vehicles	Work in progress	Total

Cost:
As of January 1, 2014	$10,254,429	$68,011,076	$895,712	$124,693	$95,674	$—	$79,381,584
Additions	—	114,508	—	10,988	—	60,000	185,496
Retirements	—	(10,751)	—	—	—	—	(10,751)

As of December 31, 2014	10,254,429	68,114,833	895,712	135,681	95,674	60,000	79,556,329
Additions	—	9,020	—	772	21,304	—	31,096

As of March 31, 2015	$10,254,429	$68,123,853	$895,712	$136,453	$116,978	$60,000	$79,587,425

Accumulated depreciation:
As of January 1, 2014	$552,030	$3,561,210	$—	$55,273	$19,903	$—	$4,188,416
Depreciation	512,721	3,299,017	—	27,318	12,222	—	3,851,278
Retirements	—	(3,603)	—	—	—	—	(3,603)

As of December 31, 2014	1,064,751	6,856,624	—	82,591	32,125	—	8,036,091
Depreciation	128,180	826,250	—	4,604	3,294	—	962,328

As of March 31, 2015	$1,192,931	$7,682,874	$—	$87,195	$35,419	$—	$8,998,419

Carrying amounts:
As of January 1, 2014	$9,702,399	$64,449,866	$895,712	$69,420	$75,771	$—	$75,193,168

As of December 31, 2014	$9,189,678	$61,258,209	$895,712	$53,090	$63,549	$60,000	$71,520,238

As of March 31, 2015	$9,061,498	$60,440,979	$895,712	$49,258	$81,559	$60,000	$70,589,006

The agreement with Empresa Nacional de Transmisión Eléctrica of Nicaragua (Enatrel), the Nicaraguan public transmission company, contemplates the transfer of certain components of the substation to Enatrel, who will reimburse Eolo for the cost of such components. As of March 31, 2015, Eolo had communicated to Enatrel that the costs associated with the elements to be transferred are US$3,215,684. Enatrel, however, has not notified Eolo of the acceptance of this amount. Eolo will continue to classify the substation as property, plant and equipment until an agreement between the two parties is reached because the substation is being used in its own operations.

The Company has recognized a decommissioning provision related to its wind farm.

8.	Intangible assets

	Development costs a/	Land usufruct rights b/	Software c/	Total

Cost:
As of January 1, 2014	$2,668,578	$900,000	$13,942	$3,582,520
Additions	—	—	3,220	3,220

As of December 31, 2014 and March 31, 2015	$2,668,578	$900,000	$17,162	$3,585,740

Accumulated amortization:
As of January 1, 2014	$144,548	$71,250	$8,042	$223,840
Amortization	133,429	45,000	5,990	184,419

As of December 31, 2014	277,977	116,250	14,032	408,259
Amortization	33,357	11,250	245	44,852

As of March 31, 2015	$311,334	$127,500	$14,277	$453,111

Carrying amounts:
As of January 1, 2014	$2,524,030	$828,750	$5,900	$3,358,680

As of December 31, 2014	$2,390,601	$783,750	$3,130	$3,177,481

As of March 31, 2015	$2,357,244	$772,500	$2,885	$3,132,629

a/	Project development costs mainly include a fee of US$2,500,000 paid in 2012 to Globeleq Mesoamerica Energy (Wind) Limited, EOLO’s parent company, for certain services such as the negotiation of the letter of agreement with Gamesa Eólica, S.L. (the wind park’s constructor), negotiation of the non-recourse project finance with lenders, and the negotiation of the political risk insurance policy for the Project. Amortization of development costs began in December 2012 when the Project started selling energy and the amortization period is 20 years based on the PPA term.

b/	Land usufruct rights relate to the land where the Project is located and are amortized over a 20-year period.

c/	Software is amortized over a two-year period.

9.	Notes and loans payable

To finance the development, construction and completion of the Project, the Company entered into four loan arrangements on April 20, 2012 for a total aggregate principal amount of up to US$91,500,000. Notes and loans payable are denominated in US dollars and were as follows:

	Interest rates prevailing at
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO Senior)	7.28%	7.28%	$26,220,799	$26,758,615
Société de Promotion et de Participation pour la Coopération Économique (PROPARCO)	7.21%	7.21%	24,816,111	25,325,117
Deutsche Investitions-und Entwicklungsgesellschaft MBH (DEG)	8.17%	8.17%	23,411,428	23,891,620
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO Subordinated)	12.50%	12.50%	11,240,540	11,471,796

Principal			85,688,878	87,447,148
Less – Deferred borrowing costs			(3,470,061)	(3,611,031)

			82,218,817	83,836,117
Less – Maturity of one year or less			(4,749,390)	(4,395,670)

Principal			$77,469,427	$79,440,447

FMO acted as the “Lead Arranger” in the Project financing. The provisions of the loans are included in the “Common Terms Agreement”, the “Master Account Agreement”, the “Equity Contribution and Share Retention Agreement”, and the four “Loan Agreements”. The loan documents establish affirmative, negative and financial covenants for the Company.

The loans are secured by the Project and all its assets, with Citibank, N.A. acting as offshore security trustee and Banco de America Central, S.A. (BAC) acting as onshore security trustee.

As of March 31, 2015 accrued interest and fees payable on the loan agreements amount to US$292,375 (December 31, 2014: US$ 318,268).

Refer to a discussion of restricted cash conditions under the credit agreement as explained in Note 3 above.

10.	Income tax and deferred income tax

Eolo was granted a seven-year exemption on corporate income taxes starting on November 12, 2012.

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed statement of comprehensive income are:

	For the three months ended
	March 31, 2015	March 31, 2014
Current income tax expense	$—	$—
Deferred income tax expense relating to origination and reversal of temporary differences	305,584	303,128

Income tax expense recognized in statement of comprehensive income	$305,584	$303,128

11.	Fair value of financial instruments

The Company’s main financial instruments are comprised of cash, notes and accounts receivable, notes and loans payable, accounts payable and accrued expenses. Management believes that the carrying amounts of cash, accounts receivable, and accounts payable approach their fair market value due to their short-term nature. The carrying amount of notes receivable from related parties approximates fair value as the notes were initially recorded at the estimated discounted cash flows.

In evaluating the fair value of loans payable at fixed rates the Company has considered the country risks, market conditions existing both at the date of the loans and those at the statement of financial position dates, and that there are not a significant number of comparable financings in its market. As of March 31, 2015 and December 31, 2014 the fair value of the loans, taking into account current market interest rates, are the following:

	Carrying amount		(Level 3) Fair value
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
FMO	$26,220,799	$26,758,615	$25,772,249	$26,296,130
DEG	23,411,428	23,891,620	24,059,281	24,559,599
Proparco	24,816,111	25,325,117	24,304,190	24,797,292
FMO subordinated	11,240,540	11,471,796	11,966,454	12,218,673

	$85,688,878	$87,447,148	$86,102,174	$87,871,694

	Carrying amount		(Level 3) Fair value
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Loan to GME	$3,300,000	$3,395,540	$3,424,098	$3,399,090

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of its financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

-	Level 2: Techniques that use inputs different from quoted prices that are observable for the asset or liability, whether directly or indirectly.

-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The inputs used in the fair value disclosure of loans payable are categorized within Level 3 of the fair value hierarchy.

12.	Contingencies

In January 2014 Eolo was notified by the Municipality of Rivas, Nicaragua, of a tax assessment of property taxes on land and equipment corresponding to the 2013 fiscal period. The property taxes claimed by the Municipality amount to a total of US$137,321. Eolo has responded that it must not bear those taxes because it does not own the lands (the lands on which the wind farm operates is leased) and its equipment does not fall under the “fixtures” definition of the tax law on which the property taxes are levied. On May 28, 2014, Eolo filed a lawsuit against the Municipality of Rivas at the Contentious Administrative Court. This process is expected to take between one or two years. In the meantime, the Municipality is precluded from enforcing the tax assessment because Eolo rendered a guarantee of US$14,739 as part of the contentious process. The Company, after consultation with its legal advisors, considers that there are strong arguments to revert the tax assessment claimed and avoid payment. Therefore, the financial statements as of March 31, 2015 do not contain a provision for this matter.

13.	Subsequent events

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The SPA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

Inversiones Eólicas de Orosí Dos, S.A.

(A Costa Rican Entity)

Interim Condensed Statements of Financial Position

As of March 31, 2015 and December 31, 2014 and 2013

(expressed in US dollars)

		March 31 2015	December 31 2014	December 31 2013
	Notes	(Unaudited)	(Audited) Restated (Note 2.2)	(Audited) Restated (Note 2.2)

ASSETS

Current assets:
Cash	3	$3,465,415	$6,314,132	$5,696,826
Restricted cash	3	39,886	228,323	—
Accounts receivable	4	8,612,025	17,364	20,457
Prepaid expenses		13,579	3,950	—
Prepaid sales tax	5	1,469,651	409,626	—

Total current assets		13,600,556	6,973,395	5,717,283

Non-current assets:
Prepaid sales tax	5	5,820,435	6,743,445	—
Intangible assets	6	111,458,753	99,506,733	18,945,663
Project equipment		427,398	437,595	94,659
Derivative financial instruments	7	321,288	426,296	—
Deferred income tax, net	10	1,667,756	1,529,119	1,597,423
Deferred finance costs		—	—	2,354,062
Other assets		3,336	25,660	7,369

Total assets		$133,299,522	$115,642,243	$28,716,459

LIABILITIES AND EQUITY
Current liabilities:
Notes and loans payable	9	$2,385,239	$2,385,238	$130,000
Accounts payable		123,231	123,044	305,939
Deferred revenue	4	2,910,769	—	—
Provision for start-up penalties		2,552,937	—	—
Restoration provision		50,480	46,959	—
Accrued expenses and other accounts payable		18,761,984	10,991,136	229,976
Accrued interest payable	9	1,680,651	693,229	—
Income tax payable		1,664,387	—	—

Total current liabilities		30,129,678	14,239,606	665,915

Non-current liabilities:
Restoration provision		189,299	187,834	—
Notes and loans payable	9	89,027,595	88,634,232	3,414,600

Total liabilities		119,346,572	103,061,672	4,080,515

Equity:
Share capital		20	20	20
Contributed capital		17,687,469	17,687,469	29,425,953
Deficit		(3,734,539)	(5,106,918)	(4,790,029)

Total equity		13,952,950	12,580,571	24,635,944

Total liabilities and equity		$133,299,522	$115,642,243	$28,716,459

The accompanying notes are part of the interim condensed financial statements.

Inversiones Eólicas de Orosĺ Dos, S.A.

(A Costa Rican Entity)

Interim Condensed Statements of Comprehensive Income

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

		March 31 2015	March 31 2014
	Notes	(Unaudited) Restated (Note 2.2)	(Unaudited)

Revenues:
Construction revenue	6	$11,952,020	$1,266,760
Net revenue from availability liquidated damage	4	5,689,232	—

Total revenues		17,641,252	1,266,760
Construction costs		(11,859,515)	(1,256,955)

Gross margin		5,781,737	9,805

Operating costs and expenses:
General and administrative		250,804	324,602
Penalty from ICE	4	2,552,938	—
Depreciation and amortization of non-financial assets		14,573	7,540

Total operating costs and expenses		2,818,315	332,142

Income loss		2,963,422	(322,337)

Other income (expenses):
Interest income		218	231
Finance cost		(874)	(1,336)
Finance cost from provisions		(4,985)	—
Change in fair value of derivative financial instruments	7	(105,008)	—
Exchange rate differences, net		75,231	90
Other income (expenses), net		(29,875)	—

Income (loss) before income tax		2,898,129	(323,352)

Deferred income tax		(1,525,750)	(68,292)

Total comprehensive income (loss)		$1,372,379	$(391,644)

The accompanying notes are part of the interim condensed financial statements.

Inversiones Eólicas de Orosĺ Dos, S.A.

(A Costa Rican Entity)

Interim Condensed Statements of Changes in Equity

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

	Share capital	Contributed capital	Deficit	Total equity
				Restated (Note 2.2)

For the three-month period ended March 31, 2014:
As of January 1, 2014 (audited)	$20	$29,425,953	$(4,790,029)	$24,635,944
Comprenhensive loss	—	—	(391,644)	(391,644)
Contribuited capital	—	200,000	—	200,000

As of March 31, 2014 (unaudited)	$20	$29,625,953	$(5,181,673)	$24,444,300

For the three-month period ended March 31, 2015:
As of January 1, 2015 (audited)	$20	$17,687,469	$(5,106,918)	$12,580,571
Comprenhensive Income	—	—	1,372,379	1,372,379

As of March 31, 2015 (unaudited)	$20	$17,687,469	$(3,734,539)	$13,952,950

The accompanying notes are part of the interim condensed financial statements.

Inversiones Eólicas de Orosĺ Dos, S.A.

(A Costa Rican Entity)

Interim Condensed Statements of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

(expressed in US dollars)

		March 31 2015	March 31 2014
	Notes	(Unaudited) Restated (Note 2.2)	(Unaudited) Restated (Note 2.2)

Operating activities:
Income (loss) before income tax		$2,898,129	$(323,352)
Adjustments to reconcile income (loss) before income tax to cash flows from operating activities:
Depreciation and amortization expense		14,573	7,540
Finance costs		874	(1,336)
Finance cost from provisions		4,985	—
Change in fair value of derivative financial instruments	6	105,008	—
Loss on disposal of project equipment		188	—
Interest income		(218)	(231)

		3,023,539	(317,379)
Changes in operating assets and liabilities:
Accounts receivable		(5,683,892)	(35,904)
Accounts receivable with related parties		—	(13,900)
Prepaid expenses		(9,629)	(6,861)
Prepaid sales tax		(137,015)	—
Other assets		22,324	(1,318)
Accounts payable		187	(89,736)
Accrued interest payable		987,422	—
Accrued expenses and other accounts payable		7,336,306	(78,407)
Increase provisions		2,987,480	—

Net cash provided by (used in) operating activities		8,526,722	(543,505)

Investing activities:
Additions to intangible assets		(11,952,020)	(1,266,760)
Purchase of financial instrument		—	(1,249,116)
Additions to project equipment		(4,563)	(360,012)
Interest income received		218	231

Net cash used in investing activities		(11,956,365)	(2,875,657)

Financing activities:
Decrease (increase) in restricted cash accounts designated for financing activities		188,437	(2,051,271)
New Loans		407,780	—
Contributed capital		—	200,000
Financing costs paid		—	(378,211)
Interest paid		(15,291)	1,336

Net cash provided by (used in) financing activities		580,926	(2,228,146)

Net decrease in cash		(2,848,717)	(5,647,308)
Cash at beginning of year		6,314,132	5,696,826

Cash at end of year		$3,465,415	$49,518

The accompanying notes are part of the interim condensed financial statements.

Inversiones Eólicas de Orosĺ Dos, S.A.

(A Costa Rican Entity)

Notes to Interim Condensed Financial Statements

March 31, 2015

(expressed in US dollars)

1.	Corporate information

Inversiones Eólicas de Orosí Dos, S.A. (“Orosí” or “the Company”) was organized as a corporation on August 13 2008 under the laws of the Republic of Costa Rica. Orosí is domiciled in Quebrada Grande de Liberia, Guanacaste, Costa Rica. The Company is a 100% owned subsidiary of Inversiones Eólicas de Costa Rica, S.A., which in turn is controlled by Globeleq Mesoamerica (Wind) Limited (“GME Wind”) an entity domiciled in Bermuda and Orosí’s ultimate parent is Actis Infrastructure Fund 2LP.

The Company’s main activity relates to the construction and future operation of a 50 megawatt wind farm (“the Project”) in the province of Guanacaste, Costa Rica. On August 1 2013 Orosí entered into a Power Purchase Agreement (PPA) with Instituto Costarricense de Electricidad (“ICE”) to build, operate and transfer the wind farm, which is comprised of 25 wind turbine generators of 2 megawatts each. Orosí began the Project’s construction in December 2013 and it is expected that energy generation will start during the third quarter of 2015. The approximate total investment in the construction of the Project is US$119 million, and it is being financed with the Company’s own capital and through third-party borrowings.

As previously indicated, the PPA with ICE was agreed under the build-operate-transfer (BOT) modality with the following significant terms:

•

The purpose of the PPA is for Orosí to undertake the financing, construction, operation, and maintenance of the wind park. The wind park has to be transferred to ICE free of any and all encumbrances at the end of the PPA period.

•	The PPA period is 20 years, which enter into effect upon notice from ICE of the “Order to Proceed” (a term defined in the PPA), which happened on October 24, 2013.

•

Orosí will generate power under the operational and quality standards established by ICE in the PPA, and has to deliver all power generated to ICE, with the exception of that which is required to supply the power plant’s own needs.

•	The initial tariff is established in the PPA and a portion is adjusted for inflation on a semi-annual basis.

On November 22, 2013 the Company signed a turnkey Engineering, Procurement and Construction agreement (“EPC”) with Gamesa Wind US LLC (“Gamesa”) by which Gamesa, as the main subcontractor, committed to design, engineer, manufacture, procure, install, start-up, construct and test the wind farm. The total EPC price is US$97,220,640, including subsequent change orders for a net amount of USD$1,500,000. The EPC contract includes design-defect and performance warranties in favor of Orosí which are supported by a stand-by letter of credit for US$14,358,096.

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 12.

2.	Basis of preparation of the financial statements and accounting policies

The Company’s interim condensed financial statements as of March 31, 2015 were first approved for issuance by the Company’ Chief Executive Officer and Chief Financial Officer on April 8, 2015, and were subsequently approved by the Company’s shareholders. The accompanying restated interim condensed financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 12. They have also been restated for the correction of certain errors as explained in Note 2.2. The Company’s Chief Executive Officer and Chief Financial Officer approved these financial restated statements for issuance on June 13, 2015 and subsequent events have been considered through that later date.

2.1	Basis of preparation

The interim condensed financial statements for the three-month period ended March 31, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting, an accounting standard of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These financial statements are condensed and accordingly do not include all disclosures required by the IFRS for a full set of financial statements. They should be read in conjunction with the Company’s financial statements as of and for the year ended December 31, 2014. The results for the quarter ended March 31, 2015 are not necessarily indicative of results that should be expected for the full year ending December 31, 2015.

2.2	Restatement of interim condensed financial statements

During its preparation of the accompanying interim condensed financial statements for the purpose aforementioned described, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company previously accounted for restricted cash as a component of cash in its statement of cash flow. It has corrected that classification to now exclude those amounts. The Company also modified the current versus non-current classification of restricted cash to comfort with contractual terms.

•

The Company has identified the need for a decommissioning and restoration provision in the accompanying financial statements given legal obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

•	The Company has determined residual values for its wind turbines which resulted in a change in the depreciation expense.

•	The aforementioned matters have an impact on deferred income taxes.

•	Certain accounting disclosures have been expanded from those previously presented

These corrections have impacted the accompanying interim condensed financial statements as follows (amounts in US dollars):

	Balance as of or for the three-month period ended March 31, 2015 as previously reported	Retrospective adjustments	Balance as of or for the three-month period ended March 31, 2015 as restated	Balance as of the year ended December 31, 2014 as previously reported	Retrospective adjustments	Balance as of the year ended December 31, 2014 as restated

Statement of financial position:
Current assets	4,895,358	8,705,198	13,600,556	8,186,361	(1,212,966)	6,973,395
Non-current assets	117,448,817	2,250,149	119,698,966	107,150,651	1,518,197	108,668,848

Total assets	122,344,175	10,955,347	133,299,522	115,337,012	305,231	115,642,243

Current liabilities	21,271,105	8,858,573	30,129,678	14,192,647	46,959	14,239,606
Non-current liabilities	89,027,595	189,299	89,216,894	88,634,232	187,834	88,822,066

Total liabilities	110,298,700	9,047,872	119,346,572	102,826,879	234,793	103,061,672

Equity	12,045,475	1,907,475	13,952,950	12,510,133	70,438	12,580,571

Statement of comprehensive income:
Revenues	10,258,916	1,693,104	11,952,020
Operating expenses	(10,505,199)	1,451,308	(9,053,891)

Income before income taxes	(246,283)	3,144,412	2,898,129
Income taxes	(218,375)	(1,307,375)	(1,525,750)

Comprehensive income	(464,658)	1,837,037	1,372,379

Statement of cash flows:
Cash flows from operating activities	6,833,618	1,693,104	8,526,722
Cash flows from investing activities	(10,263,261)	(1,693,104)	(11,956,365)
Cash flows from financing activities	392,489	188,437	580,926
Cash at beginning of year	6,542,455	(228,323)	6,314,132

Cash at end of year	3,505,301	(39,886)	3,465,415

2.3	New standards, interpretations and amendments thereof, adopted by the Company

The accounting policies applied by the Company in the preparation of these interim condensed financial statements are consistent with those applied in the preparation of its annual financial statements for the year ended December 31, 2014.

3.	Cash

	March 31 2015	December 31 2014
Banks	$3,463,368	$6,312,107
Petty cash	2,047	2,025

	$3,465,415	$6,314,132

Restricted cash in banks	$39,886	$228,323

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

Cash balance for US$39,886 as of March 31, 2015 (2014: US$228,323) is restricted under the financing documents between Orosi and the Lenders (Note 9). Under the terms of its debt agreements, the Company has a series of restricted bank accounts both “on-shore” in Costa Rica, and also off-shore. Cash receipts from operations are initially deposited directly into these restricted accounts and then based on contractually agreed provisions are allocated into a series of sub-accounts, restricted for specific operational and other purposes including, but not limited to, construction, debt service, major maintenance, insurance, and shareholders distributions. Except as expressly provided in those debt agreements, the restricted bank accounts are under the control of a trustee and the Company has the right to withdraw or transfer funds only as expressly provided in those debt agreements.

4.	Account receivable

	2015	2014
Gamesa Wind US LLC	$8,600,000	$—
Others	12,026	17,364

	$8,612,026	$17,364

The outstanding balances due from Gamesa Wind US LLC correspond to trade receivables for delays in the construction schedule. During 2014, Orosí negotiated a Letter Agreement with Gamesa which allowed Orosí to invoice US$8,600,000 for “delay liquidated damages” per article 8 of the EPC, while at the same time agreeing to pay Gamesa $2,000,000 associated with various change orders. Orosí received the full amount of the liquidated damages during April and May 2015. Given the agreement that the Company had in place with Gamesa prior to March 31, 2015, the Company has recorded a receivable from Gamesa for $8,600,000 as of March 31, 2015, revenue related to availability liquidated damages of $5,689,232 representing amounts attributable to delays though March 31, 2015, and deferred income of $2,910,769 related to subsequent periods to March 31, 2015.

The final liquidated damages could reach up to approximately US$9,700,000, equivalent to 10% of the EPC value, which is subject to change due to potential change orders. It is now estimated that the park will start commercial operations during the third quarter of 2015. The dates agreed with Instituto Costarricense de Electricidad (ICE) for the partial and total start of operations are May 12 and June 2, 2015.

Orosí could therefore be exposed to fines per article 4.9.1 of the PPA contract with ICE for approximately US$2,550,000. Based on information available as of the date of these financial statements, management believes that such fines are probable in nature and they have thus accrued in the accompanying March 31, 2015 statement of financial position.

5.	Prepaid sales tax

As of March 31, 2015, the Company reflects an asset for an amount of US$7,290,086 (2014: US$7,153,071) in its financial statements which is related to sales taxes paid. Out of this balance, US$7,022,301 relates to taxes for the import of the generation equipment for the Project. The Company filed a request with the Ministry of Treasury to obtain exempt purchase orders for the import of the equipment necessary for the Project’s construction. This request, however, was denied. This application, however, was denied. Orosi was therefore forced to pay all of the sales taxes for the imports.

On February 12, 2015 the Company filed a claim against the State of Costa Rica through an ordinary process that would allow for the recovery of these taxes plus interest. In the meantime, the Company will use the taxes paid as tax credits to be offset against taxes collected from the sale of energy. Because the Company believes that it is probable that it will ultimate recover such prepaid sales tax amounts, it has reflected these amounts as a prepaid amount in its financial statements and not as an incremental component of the project construction.

6.	Intangible assets

The Company accounts for the construction of the wind park under the intangible asset model contemplated in IFRIC 12 Service Concession Arrangements, an interpretation from International Financial Reporting Standards. Construction of the wind park began in December 2013. The intangible asset balance as of March 31, 2015 and December 31, 2014 is as follows:

	March 31 2015	December 31 2014
Construction revenue during 2015	$11,952,020	$—
Construction revenue during 2014	94,519,373	94,754,166
Construction revenue during 2013	4,752,567	4,752,567
Restoration Obligation during 2014	234,793	—

	$111,458,753	$99,506,733

Construction costs in the three-month period ended March 31, 2015 associated to revenue amount to a total of US$10,179,515 (March 31, 2014: US$ 1,256,955).

As of March 31, 2015 the Company accrues a liability for construction costs of US$17,027,880 (December 31, 2014: US$10,846,303) over completed construction work for which the sub-contractor Gamesa has not yet billed the Company as of that date.

Management has estimated the overall percentage of completion of the Project to be 98% as of March 31, 2015 (December 31, 2014: 90%). It is also expected that the Project will begin operations in early July 2015.

Finance costs of US$3,809,800 were capitalized in the three months period ended March 31, 2015 (December 2014: US$2,259,121) with respect to the Project construction based on an average effective interest rate of 6.50% (December 2014: 6.18%) of the corresponding loans obtained to finance construction.

7.	Fair value of derivative instrument

The Company uses interest rate cap to hedge its variable interest rate exposure on a portion of the Company’s loan with BICSA (note 9). Under the interest rate cap agreement contracted by the Company on February 11, 2014, it receives a fixed interest rate and pays interest at a variable rate on the notional amounts. This derivative financial instrument has been designated as a hedging instrument and has been assessed to be highly effective as of the date of the financial statements. As of March 31, 2015 the fair value of the interest rate cap amounts to US$321,288 (December 31, 2014 US$426,296) and the change in fair value was a loss for US$105,008.

The main characteristics of the cap agreement are as follows:

Effective date	25-Apr-2014
Termination date	25-Oct-2028
Maximum notional amount	US$19,526,000
Fixed cap interest rate	Between 2.50% and 4.75%
Variable interest rate	US Libor - BBA - 6 months

8.	Balances and transactions with related parties

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of the parent company, Globeleq Mesoamerica Energy (Wind) Limited. A breakdown of these account payable balances and the respective terms and conditions is as follows:

	2015	2014

Notes and loans payable:
Administración de Energías Renovables, S.A.	$18,630,539	$18,222,757

Accounts payable:
Plantas Eólicas, Limited	$—	$252

Maturity terms for accounts payable to related parties extend up to 30 days from the corresponding invoices’ issue dates, and are not subject to any discounts for early-payment.

A breakdown of transactions performed with related parties is summarized below:

	2015		2014

Various construction costs capitalized to the Project:
TCR Holdings, S.A. a/		$240,000	$1,169,785

CR Operaciones y Mantenimientos, S.A. b/		$26,961	$72,387

Administración de Energías Renovables, S.A. c/	$		$71,429

Energía Eólica de Honduras, S.A.		4,469

Finance costs:
Administración de Energías Renovables, S.A. (Note 11)	$		$720,368

Professional services — expense:
TCR Holdings, S.A. a/		$—	$600,000

a/	The Company and TCR Holdings, S.A. entered into a Management Services Agreement whereby Orosí engaged TCR to perform the following services: engineering, technical support, construction supervision, project management, bookkeeping, treasury, and tax and legal matters, among others. As consideration for the services, the agreement contemplated a monthly fee (plus expenses) of US$50,000 which will increase to US$80,000 after the Financial Closing, and will be reduced after the Project’s Commercial Operation to US$50,000. The Agreement is for an indefinite period unless it is terminated by either party upon written notice to the other party.

b/	The Company and CR Operaciones y Mantenimientos, S.A. entered into an Inspection Contract on May 22, 2014 for the installation of wind turbines.

c/	The Company paid to the subsidiary Administración de Energías Renovables, S.A. certain reimbursable expenses related with the construction of the Project.

Compensation to key management personnel

The Company does not directly incur compensation for key personnel because TCR Holdings, S.A. provides the required management services.

9.	Notes and loans payable

Notes and loans payable correspond to financing obtained for the purchase of land and easements where the Project is located and for construction costs. A summary of the notes and loans payable is presented below:

	Interest rate	Maturity date	March 2015	December 2014
Construction (*):
Export-Import Bank of the United	3.94%(**)	October 2031	$52,016,373	$52,016,373
States (“Ex-Im”)
Banco Internacional de Costa	Libor+4% (**)	October 2028	12,090,000	12,090,000
Rica, S.A. (BICSA)
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO)	Libor+4% (**)	October 2028	14,249,869	14,249,869

Subordinated loan with related party:
Administración de Energías Renovables, S.A.	11% fixed	April 2033	18,630,539	18,222,758

Purchase of land and easements:
Hermanos Ocampo Fernández, S.A.	—	July 2015	130,000	130,000

Principal			97,116,781	96,709,000
Less–Deferred borrowing costs			(5,703,947)	(5,689,530)

			91,412,834	91,019,470
Less – Maturity of one year or less			(2,385,239)	(2,385,238)

Long-term notes and payables			$89,027,595	$88,634,232

(*)	The total available principal for the financing of the construction is US$109,147,375, comprised as follows: US$61,147,375 from Ex-Im, US$20,000,000 from BICSA, and US$28,000,000 from FMO. As of December 31, 2013, the Company had not made any withdrawals from these credit facilities.

(**)	Interest rate during the construction phase of the Project.

The provisions of the construction loans are included in the “Common Terms Agreement”, the “Master Security and Account Agreement”, the “Equity Contribution and Share Retention Agreement”, the “Intercreditor Agreement”, the “Security Trust Agreement”, and the three “Loan Agreements”. The loan documents establish affirmative, negative and certain financial covenants for the Company.

The loans for the financing of construction are secured by the Project and all its assets, with Banco BCT, S.A. acting as security trustee and onshore Account Bank. Loans for the purchase of land are secured by a mortgage on said land. These liens were specifically permitted by the grantor of the BOT (ICE), who retains residual interest through its ability to step into the loans or pay them off to maintain control of the Project in the event that the Company defaults on such obligations.

On September 2, 2014 the Company entered into an unsecured subordinated loan agreement with a related party, Administración de Energías Renovables, S.A. Debt payments, including principal and interest, will be made in April and October of each year, from 2015 up to April 2033.

As of March 31, 2015 accrued interest on notes and loans payable amounts to US$1,680,651 (December 31, 2014: US$693,229).

10.	Income tax and deferred income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed statement of comprehensive income are:

	For the three months ended
	March 31, 2015	March 31, 2014
Current income tax expense	$—	$—
Deferred income tax expense relating to origination and reversal of temporary differences	(1,525,750)	(68,292)

Income tax expense recognized in statement of comprehensive income	$(1,525,750)	$(68,292)

11.	Fair value of financial instruments

The Company’s main financial instruments are comprised of cash, notes and accounts receivable, notes and loans payable, accounts payable and accrued expenses. Management believes that the carrying amounts of cash, accounts receivable, and accounts payable approach their fair market value due to their short-term nature. The carrying amount of notes receivable from related parties approximates fair value as the notes were initially recorded at the estimated discounted cash flows.

In evaluating the fair value of loans payable at fixed rates the Company has considered the country risks, market conditions existing both at the date of the loans and those at the statement of financial position dates, and that there are not a significant number of comparable financings in its market. As of March 31, 2015 and December 31, 2014 the fair value of the loans, taking into account current market interest rates, are the following:

	Carrying amount		(Level 3) Fair value
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Ex—Im	$52,016,373	$52,016,373	$53,886,895	$53,886,895
FMO	14,249,869	14,249,869	14,552,632	14,552,632
BICSA	12,090,000	12,090,000	12,041,195	12,041,195
Administración Energías Renovables, S.A.	18,630,539	18,630,539	18,630,539	18,630,539
Hermanos Ocampo Fernández, S.A.	130,000	130,000	130,000	130,000

Total	$97,116,751	$97,116,781	$99,241,261	$99,241,261

	Carrying amount		(Level 3) Fair value
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Loan to GME	$	$	$	$

Fair	value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of its financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: Techniques that use inputs different from quoted prices that are observable for the asset or liability, whether directly or indirectly.

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The inputs used in the fair value disclosure of loans payable are categorized within Level 3 of the fair value hierarchy.

12.	Subsequent events

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The SPA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

Report of independent registered public accounting firm

To SunEdison Emerging Markets Co. (Predecessor):

We have audited the accompanying combined balance sheets of SunEdison Emerging Markets Co. (Predecessor) (a solar energy generation asset business of SunEdison, Inc.) (the Company) as of December 31, 2014 and 2013, and the related combined statements of operations, comprehensive loss, equity, and cash flows for each of the years in the two-year period ended December 31, 2014. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of SunEdison Emerging Markets Co. (Predecessor) as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California

June 17, 2015

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of operations

	For the year ended December 31,
In thousands	2014	2013

Revenue	$39,449	$22,196

Operating costs and expenses:
Cost of operations	1,999	355
Cost of operations—affiliate	2,257	1,311
General and administrative	1,349	1,047
General and administrative—affiliate	10,850	4,790
Depreciation and accretion	7,167	4,785

Total operating costs and expenses	23,622	12,288

Operating income	15,827	9,908

Other expense (income):
Interest expense	24,294	11,812
Other (income) expense, net	(5,128)	2,024

Total other expenses, net	19,166	13,836

Loss before income tax expense (benefit)	(3,339)	(3,928)
Income tax expense (benefit)	1,700	(1,651)

Net loss	$(5,039)	$(2,277)

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of comprehensive loss

	For the year ended December 31,
In thousands	2014	2013

Net loss	$(5,039)	$(2,277)

Other comprehensive loss:
Net foreign currency translation adjustments	(8,167)	(5,161)
(Loss) gain on hedging instruments	(12,903)	2,762

Total comprehensive loss	$(26,109)	$(4,676)

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined balance sheets

	As of December 31,
In thousands	2014	2013

Assets

Current assets:
Cash and cash equivalents	$150,146	$3,148
Cash commited for construction projects	42,416	2,120
Restricted cash	22,083	37,014
Accounts receivable, net	11,728	4,578
Due from parent and affiliates	864	696
Deferred financing costs	4,457	1,259
Deferred tax assets	197	971
Other current assets	2,775	2,676

Total current assets	234,666	52,462
Property and equipment, net	386,079	210,017
Due from parent and affiliates	138	152
Deferred financing costs	11,487	5,447
Restricted cash	21,312	8,145
Deferred tax assets	1,384	—
Other assets	18,390	14,888

Total assets	$673,456	$291,111

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	$31,542	$29,495
Accounts payable	9,894	886
Accrued expenses and other current liabilities	2,326	1,938
Deferred tax liabilities	1,384	89
Due to parent and affiliates	47,266	24,633

Total current liabilities	92,412	57,041

Other liabilities:
Long-term debt, less current portion	492,569	115,925
Asset retirement obligations and other liabilities	36,830	40,051
Deferred tax liabilities	2,881	8,393

Total liabilities	624,692	221,410

Equity:
Net parent investment	75,285	75,152
Accumulated other comprehensive loss	(26,521)	(5,451)

Total equity	48,764	69,701

Total liabilities and equity	$673,456	$291,111

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of equity

In thousands	Net parent investment	Accumulated other comprehensive loss	Total equity
Balance at December 31, 2012	$35,749	$(3,052)	$32,697

Net loss	(2,277)	—	(2,277)
Contributions from parent and affiliates, net	41,680	—	41,680
Other comprehensive loss	—	(2,399)	(2,399)

Balance at December 31, 2013	$75,152	$(5,451)	$69,701

Net loss	(5,039)	—	(5,039)
Contributions from parent and affiliates, net	5,172	—	5,172
Other comprehensive loss	—	(21,070)	(21,070)

Balance at December 31, 2014	$75,285	$(26,521)	$48,764

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of cash flows

	For the year ended December 31,
In thousands	2014	2013

Cash flows from operating activities:
Net loss	$(5,039)	$(2,277)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred financing costs	1,140	772
Depreciation and accretion	7,167	4,785
Change in fair value of interest rate swaps	705	(158)
Deferred taxes	1,461	(1,956)
Changes in assets and liabilities:
Accounts receivable, net	(7,533)	(2,766)
Other current assets	(656)	(3,518)
Accounts payable and other current liabilities	65	(336)
Due to parent and affiliates	23,327	(15,746)
Other assets and liabilities, net	(5,577)	4,228

Net cash provided by (used in) operating activities	15,060	(16,972)

Cash flows from investing activities:
Capital expenditures	(190,267)	(60,312)
Change in cash committed for construction	(40,305)	(2,120)
Change in restricted cash	(1,509)	(38,776)
Change in loans due from parent and affiliates	228	(745)

Net cash used in investing activities	(231,853)	(101,953)

Cash flows from financing activities:
Proceeds from system debt financing	224,023	89,025
Repayments on system debt financing	(8,693)	(4,922)
Proceeds from Bridge Facility	150,000	—
Proceeds from loans with parent and affiliates	3,951	2,580
Net parent investment	5,930	48,066
Payment of deferred financing costs	(9,692)	(16,110)

Net cash provided by financing activities	365,519	118,639
Effect of exchange rate changes on cash and cash equivalents	(1,728)	(576)

Net increase (decrease) in cash and cash equivalents	146,998	(862)
Cash and cash equivalents at beginning of period	3,148	4,010

Cash and cash equivalents at end of period	$150,146	$3,148

Supplemental disclosures of cash flow information:
Cash paid for interest	$22,754	$8,784

Schedule of non-cash investing activities:
Additions to asset retirement obligations	$2,930	$1,733
Additions to property and equipment included in due to parent and affiliates	2,100	14,801
Additions to property and equipment as a result of contributions from shareholders	—	586
Amortization of deferred financing cost capitalized during construction	161	43

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Notes to combined financial statements

(Amounts in thousands)

1. Nature of operations

The accompanying combined financial statements of SunEdison Emerging Markets Co. (the “Company” or “we”) have been prepared in connection with the proposed initial public offering of Class A common stock of TerraForm Global, Inc., (“TerraForm Global”) formerly known as SunEdison Emerging Markets Yield, Inc. TerraForm Global was formed as a Delaware corporation on September 12, 2014 and is a wholly owned subsidiary of SunEdison, Inc. The Company represents the assets that TerraForm Global intends to acquire from SunEdison, Inc. (the “Parent”) concurrently with the closing of the Offering, and therefore, the combined financial statements of the Company are viewed as the Predecessor of TerraForm Global, Inc. Currently, the assets to be acquired include solar energy generation systems owned by project entities located in China, India, Malaysia, South Africa, Uruguay and Thailand and the related long-term contractual arrangements to sell the solar energy generated to third parties. The project entities in China, India, South Africa, Uruguay and Thailand are majority-owned subsidiaries of the Parent. The project entities in Malaysia are 48% owned by a subsidiary of the Parent and 52% owned by an investor unrelated to the Parent. Each of the project entities is controlled either through voting or variable interests and therefore is consolidated by the Parent.

The Company has the following projects in operation and under construction as of December 31, 2014:

Project Name	Stage of Development as of December 31, 2014	Commercial Operation Date (1)	Country	Plant Capacity in MW (2)

Bora Bora	Under Construction	Q4 2015	India	17.8
SE 25	In Operation	Q1 2012	India	25.0
NSM Suryalabh	Under Construction	Q1 2015	India	19.1
NSM Sitara	Under Construction	Q1 2015	India	15.2
NSM L’Volta	Under Construction	Q1 2015	India	12.7
Focal	Under Construction	Q2 2015	India	11.3
Brakes	In Operation	Q4 2014	India	7.5
Millenium	In Operation	Q1 2012	India	6.9
Raj 5	In Operation	Q4 2011	India	5.0
ESP Urja	In Operation	Q4 2011	India	3.7
Azure	In Operation	Q4 2011	India	3.7
Dunhuang	In Operation	Q4 2012	China	18.0
El Naranjal	Under Construction	Q4 2015	Uruguay	57.4
Del Litoral	Under Construction	Q4 2015	Uruguay	17.4
Boshof	In Operation	Q4 2014	South Africa	33.6
NPS Star 1-3	Under Construction	Q3 2015	Thailand	17.9
WXA 1-3	Under Construction	Q3 2015	Thailand	17.9
PP Solar	Under Construction	Q1 2015	Thailand	3.6
Silverstar Pavilion	In Operation	Q4 2013	Malaysia	5.1
Fortune 11	In Operation	Q4 2013	Malaysia	4.8
Corporate Season	In Operation	Q4 2013	Malaysia	2.5

Total				306.1

(1)	Represents the actual or anticipated commercial operation date, as applicable, unless otherwise indicated.
(2)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility after taking into account any redeemable preference shares and shareholder loans that we hold. For more information about our projects, including information related to our economic ownership, see “Business—Our portfolio—Initial portfolio.” For projects referenced herein that have not yet achieved their commercial operation date, the figures reflect expected final capacity.

Basis of presentation

The Company has presented combined financial statements as of and for the years ended December 31, 2014 and 2013. The Company’s combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

The Company currently operates as part of the Parent. The combined financial statements were prepared using the Parent’s historical basis in certain assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to the assets to be acquired. The historical combined financial statements also include allocations of certain corporate expenses of the Parent. Management believes the assumptions and methodology underlying the allocation of the Parent’s corporate expenses reasonably reflect all of the costs of doing business of the Company. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company during the periods prior to the Offering or of the costs expected to be incurred in the future.

The combined balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for the Company on a centralized basis. Changes in the net parent investment account in the combined balance sheets related to these activities have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in financing activities. Changes in the net parent investment account resulting from Parent contributions of assets and liabilities have been considered non-cash financing activities for purposes of the combined statements of cash flows.

These combined financial statements and related notes to the combined financial statements are presented on a consistent basis for all periods presented. All significant intercompany transactions and balances have been eliminated in the combined financial statements.

2. Summary of significant accounting policies

Use of estimates

In preparing our combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, leases, derivatives, asset retirement obligations, contingencies, impairments, accrued liabilities and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Cash committed for construction projects

Cash committed for construction projects includes loan proceeds deposited into project company bank accounts in the normal course of business for general use only in the operations of the project company to build the solar energy systems. The loan proceeds cannot be used by other project companies or for general corporate purposes. In certain instances, withdrawal of such funds may only occur after certain milestones or expenditures during construction have been incurred and approved by the lender in accordance with the normal terms of the debt agreement. Approvals for the disbursement of such funds are typically received based on support for the qualified expenditures related to the project and no default of the loan.

Restricted cash

Restricted cash consists of cash in financial institutions that is restricted from use in operations pursuant to requirements of certain debt agreements. These funds are used to pay for capital expenditures, current operating expenses and current debt service payments in accordance with the restrictions in the debt agreements. Restricted cash with maturity periods greater than one year is reported in non-current assets in the combined balance sheets.

Accounts receivable

Accounts receivable are reported in the combined balance sheets at the invoiced amounts adjusted for any write-offs and an allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The allowance for doubtful accounts was $27 and $0 as of December 31, 2014 and December 31, 2013, respectively. Unbilled receivables included in accounts receivable were $2,037 and $2,562 as of December 31, 2014 and 2013, respectively.

Property and equipment

Property and equipment consists of land, solar energy systems and construction in progress and is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems, which is the lesser of thirty years or the term of the underlying non-renewable real property lease to which the assets are affixed.

We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. In addition, we could have certain legal obligations for asset retirements related to disposing of materials in the event of closure, abandonment or sale of certain of our manufacturing facilities. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the solar energy project to which the asset relates.

Capitalized interest

Interest expense consisting of amortization of deferred financing costs and amounts incurred on funds borrowed to finance construction of solar energy systems is capitalized until the system is ready for its intended use. The amount of interest capitalized was $1,629 and $634 during the years ended December 31, 2014 and 2013, respectively.

Deferred financing costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements. Deferred financing costs related to the Company’s Bridge Facility have been capitalized and amortized using the straight-line method over the period in which the Bridge Facility is expected to be outstanding. Amortization is recorded as interest expense in the combined statements of operations.

Deferred financing costs related to construction loans is amortized using the straight-line method due to the revolving nature of these financing agreements. Upon completion of construction, construction loans are converted into term loans and deferred financing costs related to term loans are amortized using the effective interest rate method. Amortization of deferred financing costs is capitalized during construction and recorded as interest expense in the combined statements of operations following commencement of commercial operation.

Amortization of deferred financing costs was recorded as interest expense and totalled $1,140 and $772 during the years ended December 31, 2014 and 2013, respectively.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the years ended December 31, 2014 and 2013.

Revenue recognition

The Company’s revenues are obtained through the sale of energy pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements which have remaining lives of 15-25 years as of December 31, 2014. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2014 and 2013 was $39,449 and $22,196, respectively.

Income taxes

Our income tax balances are determined and reported using a “separate return” method. Income taxes as presented herein allocate current and deferred income taxes of the Parent to us in a manner that is systematic, rational and consistent with the asset and liability method. The sum of the amounts allocated to the Company’s carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations).

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. We believe that our liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair value measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For cash and cash equivalents, cash committed for construction projects, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. For due to parent and affiliates, the carrying amount approximates fair value based on comparable market interest rates for similar instruments. See Note 5 for disclosures related to the fair value of our long-term debt and Note 7 for disclosures related to the fair value of derivative instruments.

Foreign currency

We determine the functional currency of each entity based on a number of factors, including the predominant currency for the entity’s sales and expenditures and the entity’s borrowings. When an entity’s local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

•	Assets and liabilities using exchange rates in effect at the balance sheet date; and

•	Statement of operations accounts at weighted average exchange rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive income (loss) in total equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are generally included in the results of operations as incurred. Foreign currency transaction (gains) or losses are included in other (income) expense, net in the combined statements of operations and totaled $(4,039) and $2,247 during the years ended December 31, 2014 and 2013, respectively.

Comprehensive income and loss

Comprehensive income and loss represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners.

Derivative financial instruments and hedging activities

All derivative instruments are recognized in the combined balance sheet at fair value. Derivatives not designated for hedge accounting and used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged.

Derivatives used to hedge foreign-currency denominated cash flows and floating rate debt may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. The effective portion of the hedge will be recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the hedge position is dissolved and we recognize a gain or loss in other income (expense), the associated hedge gain or loss in other comprehensive income (loss) will be reclassified to other income (expense).

New accounting standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, or ASU No. 2013-11. The amendments of ASU 2013-11, which were adopted on January 1, 2014, require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction of a deferred tax asset for a net operating loss, or NOL, a similar tax loss or tax credit carryforward rather than a liability when the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and the entity intends to use the deferred tax asset for that purpose. The adoption of this guidance did not result in any material impact to our combined financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. A delay in the effective date is currently being considered by the FASB, which we expect will result in at least a one year deferral. ASU 2014-09 permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our combined financial statements and related disclosures upon adoption.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which describes how an entity should assess its ability to meet obligations and sets rules for how this information should be disclosed in the financial statements. ASU 2014-15 provides accounting guidance that will be used along with existing auditing standards. ASU 2014-15 applies to all entities for the first annual period ending after December 15, 2016, and interim periods thereafter. Management has evaluated the guidance and concluded that the adoption of this guidance will not result in any material impact to our combined financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. ASU 2015-01 eliminates from GAAP the concept of extraordinary items. An entity will no longer be required to (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; and (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. ASU 2015-01 will be effective for fiscal years beginning after December 15, 2015. An entity may apply the amendments prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Management does not believe that the adoption of ASU No. 2015-01 will have a material effect on our combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amended the process that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. ASU No. 2015-02 is effective for annual periods ending after December 15, 2015, and for annual periods and interim periods thereafter with early adoption permitted. Management does not believe that the adoption of ASU No. 2015-02 will have a material effect on our financial Statements.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest, which requires debt issuance costs to be presented as a direct deduction from the carrying amount of the related liability. The new standard is effective for annual periods beginning after December 31, 2015. Early adoption is permitted. Management does not believe that the adoption of this guidance will have a material impact on our financial statements.

3. Property and equipment

Property and equipment consists of the following (in thousands):

	As of December 31,
	2014	2013
Land	$2,739	$713
Solar energy systems	306,203	184,387

Total property and equipment, at cost	$308,942	$185,100
Less accumulated depreciation	(15,804)	(8,530)

Total property and equipment in service, net	$293,138	$176,570
Construction in progress - solar energy systems	92,941	33,447

Total property and equipment, net	$386,079	$210,017

Depreciation expense was $6,924 and $4,672 for the years ended December 31, 2014 and 2013, respectively.

4. Asset retirement obligations and other liabilities

Activity in asset retirement obligations for the years ended December 31, 2014 and 2013 is as follows (in thousands):

	As of December 31,
	2014	2013
Balance at the beginning of the year	$2,553	$992
Additional obligation	2,930	1,733
Accretion expense	243	113
Effect of exchange rate changes on asset retirement obligations	(677)	(285)

Balance at the end of the year	$5,049	$2,553

Other liabilities of $31,781 and $37,498 as of December 31, 2014 and 2013, respectively, consist of the non-current portion of a payable to a contractor due December 2016 and bearing interest at 13%.

5. Debt

Debt consists of the following (in thousands):

	As of December 31, 2014			As of December 31, 2013
	Total Principal	Current	Long-Term	Total Principal	Current	Long-Term
Term debt	$374,111	$30,042	$344,069	$145,420	$29,495	$115,925
Bridge Facility	150,000	1,500	148,500	—	—	—

Total	$524,111	$31,542	$492,569	$145,420	$29,495	$115,925

The fair value of our outstanding debt obligations as of December 31, 2014 and 2013 approximates carrying value due to the variable rate nature of these obligations.

Term debt

Our solar energy systems for which we have long-term debt obligations are included in separate legal entities. We typically finance our solar energy projects through project entity specific debt secured by the project entity’s assets (primarily the solar energy systems) with no recourse to the Parent. Typically, these financing arrangements provide for a credit facility used for a construction, which upon completion is converted into term debt. As of December 31, 2014, we had $374,111 of project entity specific debt that is secured by the total assets of the Company. The Company had undrawn commitments under the credit facilities of $26,378 as of December 31, 2014.

Term debt for India consists of variable rate loans with interest rates that are variously tied to the two-year Infrastructure Development Finance Company (“IDFC”) benchmark rate, the L&T Infrastructure benchmark rate, the Overseas Private Investment Corporation note interest rate, L&T prime lending rate, ICICI base rate and the Rabo India Finance rate. The interest rates on the term debt as of December 31, 2014 range from 12.00% to 13.00% and mature between 2016 and 2030. Principal and interest is due and payable in arrears monthly or quarterly and on the maturity dates of the credit facilities.

In 2014, the Company refinanced $34.6 million of India term debt with a new variable rate term loan in the amount of $42.6 million. The refinancing resulted in net proceeds of $8.0 million which was used to repay other existing indebtedness to the parent company. Deferred financing costs relating to the original debt of $0.6 million was included in interest expense in 2014.

Term debt for Malaysia consists of variable rate loans with interest rates that are tied to the Kuala Lumpur Interbank Offered Rate (“KLIBOR”). The interest rates on the term debt as of December 31, 2014 range from 4.39% to 5.83% and mature in 2028. Principal and interest is due and payable in arrears at the end of each fiscal quarter or on the maturity date of the credit facilities.

Term debt for South Africa consists of a variable loan with interest tied to the three-month London Interbank Offered Rate (“LIBOR”). The interest rate on the term debt as of December 31, 2014 is 13.03% and matures in 2031. Principal and interest is due and payable in arrears at the end of each fiscal quarter and on the maturity date of the credit facility.

Term debt for Thailand consists of a variable loan with interest tied to the Minimum Lending Rate (“MLR”). The interest rate on the term debt as of December 31, 2014 is 6.47% and matures in 2023. Principal and interest is due and payable in arrears at the end of each fiscal quarter and on the maturity date of the credit facility.

The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement.

Bridge Facility

On December 22, 2014, SunEdison Emerging Markets Yield, LLC entered into a credit and guaranty agreement with JPMorgan Chase Bank, N.A., as administrative agent (the “Bridge Facility”). The Bridge Facility did not amend, restate, or otherwise modify any existing credit arrangements.

The Bridge Facility has a term ending in December 2016. The total amount of the Bridge Facility is $150,000 which was drawn in full as of December 31, 2014. The Company incurred $7,028 in deferred financing costs which are being amortized over the expected term of the loan. The purpose of the Bridge Facility is to fund the acquisition of projects from third party developers and to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio. Our obligations under the Bridge Facility and the guaranty obligations of our subsidiaries were secured by first priority liens on and security interests in substantially all present and future assets of the Company and the subsidiary guarantors.

Interest under the Bridge Facility has variable interest rate options based on either base rate loans or eurodollar loans at the Company’s election. The interest rate payable under base rate is based upon an adjusted base rate (equal to the greater of (a) the base rate (prime rate) in effect on such day, (b) the federal funds effective rate in effect on such day plus 0.50% and (c) the eurodollar rate for a eurodollar loan with a one month interest period plus the difference between the applicable margin for eurodollar rate loans and the applicable margin for base rate loans). The interest rate increases by 0.50% on May 22, 2015 and will increase by 0.25% every ninety days thereafter through the date of maturity. The interest rate was 8.5% as of December 31, 2014. The interest rate payable under eurodollar loans will be based upon the published LIBOR rate, plus the applicable margin (totaling 7.50% as of December 31, 2014).

The Bridge Facility agreement contains certain representations, covenants and warranties including limitations on business activities, guarantees, and quarterly debt coverage reporting including a minimum debt service coverage ratio requirement.

Maturities

The aggregate amounts of payments on long-term debt due after December 31, 2014 are as follows (in thousands):

In thousands	2015	2016	2017	2018	2019	Thereafter	Total
Maturities of long-term debt	$31,542	$167,112	$18,308	$17,205	$20,343	$269,601	$524,111

6. Income taxes

Income tax balances are determined and reported using a “separate return” method. Use of the separate return method may result in differences when comparing amounts allocated to the Company’s carve-out tax provision to historical consolidated provision of the Parent. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carryforward.

Income tax expense (benefit) consists of the following (in thousands):

	Current	Deferred	Total
Year ended December 31, 2014:
India	$239	$823	1,062
Malaysia	—	282	282
South Africa	—	235	235
China	—	121	121

Total	$239	$1,461	$1,700

Year ended December 31, 2013:
United States	$—	$(1,866)	$(1,866)
India	305	(40)	265
Malaysia	—	97	97
South Africa	—	(268)	(268)
China	—	121	121

Total	$305	$(1,956)	$(1,651)

Effective tax rate

Income tax (benefit) expense differed from the amounts computed by applying the statutory United States federal income tax rate of 35% to loss before income taxes. Effects from the rate differential are shown as a component of the rate reconciliation.

	For the year ended December 31,
	2014	2013
Income tax at US federal rate	(35.0)%	(35.0)%
Branch income	(26.1)	(37.7)
Foreign rate differential	9.8	13.3
Impact of tax holiday	(6.3)	(12.9)
Non-deductible expenses	37.2	6.1
Change in valuation allowance	62.6	54.8
Foreign taxes	11.4	(33.6)
Other	(2.7)	3.0

Effective tax expense (benefit) rate	50.9%	(42.0)%

The branch income line item represents pre-tax income or loss generated in foreign pass-through entities, inclusive of permanent differences, multiplied by the U.S. statutory rate. This line item reflects the double taxation of foreign income or loss which will occur as a result of such income or loss being subject to tax both in the foreign jurisdiction to which the entity relates as well as the U.S. The U.S. statutory rate, rather than the local foreign rate, is applied to this income or loss so that the impact of the rate differential between the U.S. statutory rate and the various foreign rates can be separately shown in the line item “Foreign rate differential”.

The foreign taxes line item represents the future U.S. tax implications associated with foreign tax expense or benefit generated in each foreign jurisdiction. To the extent a foreign jurisdiction generates tax expense, that expense is generally expected to result in U.S. tax deductions in the future. To the extent a foreign jurisdiction recognizes a tax benefit, that benefit is generally expected to result in an increase to U.S. taxable income in the future.

Deferred taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are (in thousands):

	As of December 31,
	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$38,901	$9,359
Asset retirement obligations	644	332
Deferred foreign taxes	940	1,320
Mark to market hedging	3,452	—
Unrealized currency gain/loss	164	1,627

Total deferred tax assets	44,101	12,638

Deferred tax liabilities:
Property and equipment	(36,136)	(12,578)
Mark to market hedging	—	(5,110)
Unrealized currency gain/loss	(1,384)	—

Total deferred tax liabilities	(37,520)	(17,688)

Valuation allowance	(9,265)	(2,461)

Net deferred tax liabilities	$(2,684)	$(7,511)

Net operating loss carryforwards represent tax benefits measured assuming that the Company had been a stand alone operating company since January 1, 2012. We believe that it is more likely than not that we will not generate sufficient taxable income to realize the deferred tax assets associated with net operating losses and have recorded a valuation allowance against net deferred tax assets not supported by the reversal of existing taxable temporary differences. Additionally, the 2014 and 2013 tax years remain open to examination by the relevant tax authorities.

At December 31, 2014, we have net operating loss carryforwards for U.S. income tax purposes of $39,745 which are available to offset future taxable income, if any, over a twenty year period. We have net operating loss carryforwards for Malaysian income tax purposes of $21,276 which are available to offset future taxable income, if any, over an indefinite period. We have net operating loss carryforwards for South African income tax purposes of $62,619 which are available to offset future taxable income, if any, over an indefinite period. We have net operating loss carryforwards for Indian income tax purposes of $2,974 which are available to offset future taxable income, if any, over an indefinite period to the extent of unabsorbed tax depreciation. Any other carryforwards in India are available for an 8 year period from the period in which they were generated. China has net operating loss carryforwards for income tax purposes of $5,541 which are available to offset future taxable income over a five-year period.

In India, where we had pretax income of $711 in 2014 and $2,045 in 2013, we have a 100% rate reduction tax holiday which expires 15 years from the date of commissioning of the solar energy system and is available for a 10 year period starting from the date on which the project entity starts claiming the holiday. The tax holiday is effective through March 31, 2026.

In Malaysia, where we had pretax income of $154 in 2014 and a pretax loss of $1,570 in 2013, we have a tax holiday for all three project entities allowing for accelerated tax depreciation on qualified solar assets placed in service.

In Thailand, where we had pretax losses of $407 in 2014 and $468 in 2013, we have a 100% rate reduction tax holiday for the first eight years, and a 50% rate reduction for the next five years. The tax holiday is effective through 2026.

In South Africa, where we had pretax income of $106 in 2014 and a pretax loss of $1,562 in 2013, we have a tax holiday allowing for accelerated tax depreciation on qualified solar assets placed in service.

In China, where we had a pretax loss of $3,059 and $2,373 in 2014 and 2013, respectively, we have a 100% rate reduction tax holiday for the first three years, and a 50% rate reduction for the next three years. The tax holiday is effective through 2018.

Primarily due to cumulative losses, we determined that it was more likely than not that certain net operating losses and other deferred tax assets would not be realized in the future. As a result, the valuation allowance against deferred tax assets was increased by $6,804 during 2014.

The Company has no uncertain tax positions for 2013 and 2014. It is the Company’s policy to include any penalties or interest associated with uncertain tax positions in income tax expense.

7. Derivative instruments

A summary of all interest rate and currency swap instruments outstanding as of December 31, 2014 and 2013 is as follows:

Type of instrument	Notional amount in local currency (in millions)	Notional currency	Interest rate	Variable rate	Termination date
Interest rate swap #1 - Economic Hedge	89.7	Malaysian Ringgit	4.3%	KLIBOR	March 31, 2028
Interest rate swap #2 - Economic Hedge	35.7	Malaysian Ringgit	4.4%	KLIBOR	March 31, 2028
Interest rate swap #3 - Economic Hedge	173.0	Thai Baht	6.5%	MLR -2.0%	December 31, 2023
Interest rate swap #4 - Cash Flow Hedge	1,856.0	South African Rand	13.0%	JIBAR SAFEX + 4.4%	September 30, 2031
Currency swap - Cash Flow Hedge	1,856.0	South African Rand	JIBAR SAFEX + 4.4%	LIBOR + 2.2%	September 30, 2031

Derivative instruments, which are not designated as hedging instruments, consist of:

		Assets (liabilities or equity) fair value
		As of December 31,
In thousands	Balance sheet classification	2014	2013
Interest rate swaps	Accrued expenses and other current liabilities	$486	$313

		As of December 31,
In thousands	Statement of operations classification	2014	2013
Interest rate swaps	Interest expense (income)	$705	$(158)

As of December 31, 2014 and 2013, we are party to three interest rate swap instruments that are accounted for as economic hedges. These instruments are used to hedge floating rate debt and are not accounted for as cash flow hedges. Under the interest rate swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a floating interest rate above. The amount recorded in the combined balance sheet, as provided in the table above, represents the estimated fair value of the net amount that we would settle on December 31, 2014 and 2013 if the agreements were transferred to other third parties or canceled by us. Because these interest rate and currency swaps are deemed economic hedges and not accounted for as hedging instruments, the changes in fair value are recognized in interest expense within the combined statements of operations.

As of December 31, 2014, we are party to an interest rate swap and two currency swaps accounted for using hedge accounting. These instruments are used to hedge the interest rate of variable rate debt denominated in U.S. dollars. The amount recorded in the combined balance sheet represents the estimated fair value of the net amount that we would settle on December 31, 2014, if the agreements were transferred to other third parties or canceled by us. We recorded a loss of $12,903 and a gain of $2,762 for the effective portion of these cash flow hedges for the year ended December 31, 2014, and 2013 respectively. These were recorded to accumulated other comprehensive income (loss). There was no material ineffectiveness recorded for the years ended December 31, 2014 and 2013, respectively.

Derivative instruments, which are designated as hedging instruments, consist of:

		Assets (Liabilities or Equity) Fair Value
		As of December 31,
In thousands	Balance Sheet Classification	2014	2013
Interest rate swap	Other long term assets and accumulated other comprehensive income	$(4,780)	$3,669
Cross currency swaps	Other long term assets and accumulated other comprehensive income	$18,183	$5,589

The Company has netted these hedging instruments and they are included in other assets on the combined balance sheet.

8. Stock-based compensation

In September 2014, and in connection with the formation of TerraForm Global Inc., the Company granted restricted stock awards and restricted stock units to various Company employees (“Participants”) under a new TerraForm Global 2014 Equity Incentive Plan. The fair value of each Participant’s grant was determined by using the percentage of shares granted multiplied by the overall fair value of SunEdison’s equity in the Company. The restricted stock will convert into shares of Class A common stock upon the filing of our amended and restated certification of incorporation in connection the completion of the proposed initial public offering of Class A common stock of TerraForm Global. There were 31,350 shares issued representing a 3.135% interest in the equity of TerraForm Global issued at a total value of $683.

In estimating the fair value of the restricted stock, the primary valuation considerations were an enterprise value determined from an discounted cash flow of income-based approach, using a present value of after-tax probability weighted equity cash flow of those projects we intend to include in the Offering, in a projection period extending through December 2024 and a lack of marketability discount of 10%. The discount model used the following assumptions: a time to liquidity event of 7 months; a discount rate of 13%; and volatility of 40% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of our Sponsor and the common stock of comparable publicly traded companies.

After the restricted stock converts to Class A common stock, 25% of the Class A common stock will vest on the first through fourth anniversary of the date of the initial public offering, subject to accelerated vesting upon certain events. Upon a termination of employment for any reason, any unvested shares of Class A common stock held by the terminated executive will be forfeited. For the year ending December 31, 2014 no stock compensation expense was recorded.

9. Related parties

Corporate allocations

Amounts were allocated from our Parent for general corporate overhead costs attributable to the operations of the Company. These amounts were $10,850 and $4,790 for the years ended December 31, 2014 and 2013, respectively, and are included in general and administrative-affiliates in the accompanying combined statements of operations. The general corporate overhead expenses incurred by the Parent include costs from certain corporate and shared services functions provided by the Parent. The amounts reflected include (i) charges that were incurred by the Parent that were specifically identified as being attributable to the Company and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of the Company’s solar energy systems. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of the Parent have been allocated to that operation, including the Company. Where specific identification of charges to a particular operation of the Parent was not practicable, an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of the Company’s operations. The cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Company. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Operations and maintenance

Operations and maintenance services are provided to the Company by affiliates of the Parent pursuant to contractual agreements. Costs incurred for these services were $2,257 and $1,311 for the years ended December 31, 2014 and 2013, respectively. Related amounts were reported as cost of operations—affiliate in the combined statements of operations and were reflected in operating activities in the combined statements of cash flows.

Parent and affiliates

Certain of our expenses are paid by affiliates of the Parent and are reimbursed by the Company to the same, or other affiliates of the Parent. Additionally, directly attributable costs for construction of solar energy systems incurred by the Parent are charged to the Company. As of December 31, 2014 and 2013, the Company owed the Parent and affiliates $47,266 and $24,633 respectively. Depending on the nature of the activity, amounts are either reflected in operating activities or as a non-cash addition to property and equipment included in due to parent and affiliates.

The Company advanced working capital loans to an affiliate company as of 2014 and 2013. The affiliate owed the Company $138 and $152 as of December 31, 2014 and 2013, respectively. Related amounts were reflected in investing activities and in additions to property and equipment included in due to Parent and affiliates in the combined statements of cash flows.

Additionally, the Parent provided contributions to the Company in the form of shareholder loans. Related amounts have been recognized as net parent investment as there is no expectation for the Company to repay the Parent for the contributions. These contributions totaled $4,893 and $44,017 for the years ended December 31, 2014 and 2013, respectively.

Transactions with third party investor

On behalf of the Company, the Parent has entered into various transactions with an investor in certain Company projects whom is unrelated to the Parent (“Third Party Investor”). In 2013, the Parent provided the Third Party Investor with a 5% interest in certain of the Company’s projects in the form of $115 of preference shares and $471 in shareholder loans in exchange for the Third Party Investor’s consulting and management services. In the same agreement, the Parent agreed to pay the Third Party Investor fees based on the projects achieving specific milestones such as executing a PPA and achieving commissioning and interconnection. The Parent paid $342 of such fees to the Third Party Investor in the year ended December 31, 2013. Each of these amounts have been capitalized as property and equipment, net, as each represent costs for the Third Party Investor’s services to prepare the solar energy systems for their intended use.

Additionally, in 2013, the Third Party Investor purchased a 44% interest in one of the Company’s projects from the Parent in the form of preference share capital and a shareholder loan. As of December 31, 2014, the total value of the preference share capital and loans amounted to $724 and $3,298, respectively. During the year ended December 31, 2014, the related project entity repaid the Third Party Investor $188 in shareholder loan principal payments.

Also, during 2014, the Third Party Investor acquired a 38% interest in one of the Company’s project entities in the form of shareholder loans. The shareholder loans consisted of $337 of Tranche A shareholder loans and $553 of Tranche B shareholder loans. The interest rate on the Tranche A shareholder loans is 4% while the Tranche B shareholder loans are interest-free. Due to the economic nature of the shareholder loans, the

Tranche A shareholder loans are included in amounts due to parent and affiliates, and the Tranche B shareholder loans are included in net parent investment in the combined balance sheets. Tranche A of the shareholder loans are also reflected in financing activities in the combined statements of cash flows. Subsequently, during the year ended December 31, 2014, the related project entity repaid the Third Party Investor $253 in Tranche A shareholder loan principal payments.

For a separate project company, the Company issued 8% non-cumulative redeemable preference shares and allotted to an affiliate on June 15, 2013. The shares will be redeemed by the project company after 15 years from the date of allotment. The preference shares carry a preferential right as to dividend over equity shareholders. Subject to the provision of the articles of association of the project company, the preference shareholders shall be entitled to transfer the whole or part of the shares held by them subject to any restrictions or approvals of the board of directors of the project company. These shares carry a dividend of 8% on a non-cumulative basis. In the event of liquidation, preference shareholders have a preferential right over equity shareholders to be repaid to the extent of capital paid-up and dividend in arrears on such shares. The Company has classified the preference shares within non-current liabilities, based on the mandatorily redeemable nature of the shares.

10. Commitments and contingencies

Real property agreements

Certain of the solar energy system assets are located on property that the Company leases under operating leases. Rental expense was $247 and $65 in 2014 and 2013, respectively. The total future commitments under operating leases as of December 31, 2014 were $4,566, none of which is cancellable. Our operating lease obligations as of December 31, 2014 were as follows (in thousands):

	2015	2016	2017	2018	2019	Thereafter	Total
Operating leases	$169	$183	$183	$183	$199	$3,649	$4,566

Minimum rent payments under operating leases are recognized as a rental expense on a straight-line basis over the term of the lease.

Additionally, certain of our operating leases contain clauses that provide additional contingent rent based on the related solar energy systems generating energy greater than certain specified target amounts. We recognize contingent rent expense when payment is considered probable. The contingent rent expense recognized during the year ended December 31, 2013 was $9. There was no contingent rent expense for 2014.

Legal proceedings

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

The Company is subject to litigation with the offtaker, Gujarat Urja Vikas Nigam Ltd (GUNVL), for certain projects in India, who is seeking a reduction of tariff set forth in the PPA. GUVNL also claims that there has been a violation of the PPA terms on account of a change in shareholders since execution of the PPA and as such GUNVL is entitled to terminate the PPA. The Company successfully defended each case at the initial hearing but GUNVL has appealed to the Supreme Court on both matters. The cases are currently pending in front of the Supreme Court of India. The Company plans to vigorously defend each case and believes that an unfavorable outcome is remote; as such a liability has not been recorded in relation to these contingencies.

11. Segment information

The Company is engaged in one reportable segment that operates a portfolio of solar energy generation assets. The Company operates as a single reportable segment based on a “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments.

Revenues for the years ended December 31, 2014 and 2013 were from customers located in India, Malaysia, South Africa and Thailand. Customers include commercial and industrial entities, which principally include large utility companies and government-controlled entities. Revenue to specific customers exceeding 10% of total revenue for the years ended December 31, 2014 and 2013 were as follows (in thousands, except percentages):

	For the year ended December 31,
	2014		2013
	Revenue	Percent	Revenue	Percent
Customer A	$9,657	24%	$10,187	46%
Customer B	$7,152	18%	$—	—%
Customer C	$5,034	13%	$—	—%
Customer D	$4,535	11%	$4,419	20%

Accounts Receivable

At December 31, 2014, the Company had four customers which represented 75% of total accounts receivable outstanding at that date. At December 31, 2013, the Company had three customers which represented 66% of total accounts receivable outstanding at that date.

Property and equipment, net

	As of December 31,
In thousands	2014	2013
China	$25,465	$26,953
India	186,782	98,363
Malaysia	45,328	50,148
South Africa	121,285	28,534
Thailand	6,959	6,019
Uruguay	260	—

Total	$386,079	$210,017

Revenues

	For the year ended December 31,
In thousands	2014	2013
China	$2,423	$929
India	19,767	20,382
Malaysia	8,882	885
South Africa	7,152	—
Thailand	1,225	—

Total	$39,449	$22,196

12. Subsequent Events

Subsequent events have been evaluated through June 17, 2015, the date the combined financial statements were available to be issued.

BioTherm Transaction

In April 2015, TerraForm Global signed purchase and sale agreements to acquire equity interests in the Biotherm projects (70% of Aries, 70% of Konkoonsies and 65% of Klipheuwel), all of which are located in South Africa. These projects have a combined capacity of 32.6 MW based on our ownership percentages. The aggregate consideration paid for the ownership in these projects from BioTherm and other minority investors is expected to be $63.4 million, comprised of cash of $55.2 million and shares of Class A common stock of TerraForm Global with a value of $8.2 million. In addition to the foregoing, TerraForm Global has agreed to pay BioTherm approximately $20.5 million in additional cash consideration for certain rights and service contracts.

Chint-NSM Transaction

On June 9, 2015, TerraForm Global acquired a 51% equity interest in NSM 24 from a subsidiary of Chint Solar (Zhejiang) Co., Ltd. pursuant to a share purchase agreement executed on May 6, 2015. NSM 24 is an operating solar energy system located in India with a nameplate capacity of 23.1 MW. The aggregate consideration paid for the acquisition of this interest was $9.1 million. Prior to this acquisition, the parent contributed its equity investment (49% equity interest) in NSM 24 to TerraForm Global.

Chint-Soutpan/Witkop Transaction

In April 2015, our parent agreed to acquire an additional 41.3% equity interest in each of Soutpan and Witkop from a subsidiary of Chint Solar (Zhejiang) Co., Ltd. Soutpan is an operating solar energy system located in South Africa with a capacity of 15.8 MW. Witkop is an operating solar energy system located in South Africa with a net capacity of 16.8 MW. The aggregate consideration expected to be paid for the acquisition of these interests is $38.7 million in cash. Our Parent will transfer its resulting aggregate 51% interest in each of Soutpan and Witkop to TerraForm Global.

Hercules Transaction

In May 2015, TerraForm Global acquired the two wholly owned subsidiaries of Honiton Energy Cayman Limited located in China pursuant to a share purchase agreement. Hercules consists of three wind sites with 148.5 MW of net capacity. The aggregate consideration paid for the 100% equity interests is $105.3 million in cash.

FERSA Transaction

In May 2015, TerraForm Global signed an agreement to acquire from FERSA the wind projects Bhakrani, Ghadag and Hanumanhatti located in India, representing 101.6 MW of net capacity in the aggregate. The aggregate consideration expected to be paid for the 100% equity interests is $33.1 million in cash.

LAP Transaction

In May 2015, our Sponsor agreed to acquire six hydro-electric projects controlled by LAP, which are expected to be transferred to TerraForm Global in connection with this offering. The projects are located in Peru, representing net capacity of 72.5 MW in the aggregate. The aggregate consideration expected to be paid for the 100% equity interest in the six projects is $103.1 million in cash.

Renova Transaction

In May 2015, TerraForm Global signed a sale and purchase agreement with Renova to acquire three wind and hydro-electric projects. The projects are located in Brazil and have nameplate capacity of 336.2 MW in the aggregate. The aggregate cash consideration paid for this acquisition is expected to be $528.0 million.

GME Transaction

In June 2015, TerraForm Global signed an agreement with GME to acquire four wind projects. The projects are located in Honduras, Costa Rica and Nicaragua, representing net capacity of 326.0 MW in the aggregate. The aggregate consideration paid for this acquisition is expected to be $326.4 million, comprised of cash of $315.9 million and shares of Class A common stock of Global with a value of $10.5 million. The GME Transaction is expected to close concurrently with this offering.

Solarpack Transaction

In April 2015, TerraForm Global signed an agreement for the acquisition from Solarpack Corporación Tecnológica, S.L. of the 26.4 MW capacity Alto Cielo solar project located in Uruguay. We expect the Solarpack Transaction will be completed when the project achieves COD, which is expected to occur in the second half of 2015.

Private Placements.

On May 6, 2015, we raised $175 million from the sale to investment vehicles affiliated with the Blackstone Group, Everstream Opportunities Fund and Altai Capital Master Fund, and of Class D units of TerraForm Global LLC for a cash purchase price of $50 million, $100 million and $25 million, respectively. On June 9, 2015, TerraForm Global raised an additional $335.0 million from the sale to investment vehicles associated with Baron Funds, Capricorn Investment Group, GE, Glenview Capital Management, Kingdom Capital Management, and Zimmer Partners. TerraForm Global LLC expects to use the net proceeds to reduce its borrowings under the Bridge Facility, to complete the acquisitions of projects from third parties and to reduce certain project-level indebtedness. On June 9, 2015, Baron Funds and Zimmer Partners entered into a stock purchase agreement with Global in which they agreed to purchase $42.5 million and $25.0 million, respectively, of its Class A common stock at a price per share equal to the initial public offering price in a separate private placement transaction.

Bridge Facility

On May 6, 2015, the Bridge Facility was amended to increase the aggregate principal amount of bridge commitments to $450 million, of which $87.5 million was subsequently prepaid with a portion of the proceeds from the Private Placement, through the addition of Barclays Bank PLC, Citibank, N.A. and Morgan Stanley Senior Funding, Inc. as lenders in the Bridge Facility. On June 5, 2015, the Bridge Facility was further amended to increase the aggregate commitment to $550.0 million. The purpose of the Bridge Facility is to fund the acquisition of certain clean energy projects and to repay certain of the project level indebtedness incurred by projects included in our initial portfolio. TerraForm Global LLC’s obligations under the Bridge Facility are secured by first priority liens on and security interests in substantially all present and future assets of TerraForm Global LLC and certain of its domestic subsidiaries, as guarantors, under the Bridge Facility.

Independent Auditors’ Report

The Board of Directors

SEI Solar Power Private limited

Report on the Financial Statements

We have audited the accompanying financial statements of SEI Solar Power Private Limited, which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SEI Solar Power Private limited as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG

KPMG

Gurgaon

April 3, 2015

SEI Solar Power Private Limited

Statements of operations

	INR	INR
For the year ended	31 December 2014	31 December 2013
Revenue	360,452,144	316,481,557

Operating expenses:
Cost of operations	25,014,033	19,681,214
General and administrative	10,917,158	86,063,124
Depreciation (note 3)	74,365,472	66,012,090

Total operating costs and expenses	110,296,663	171,756,428

Operating income	250,155,481	144,725,129

Other expenses:
Interest expense	215,965,873	139,398,035

Total other expenses	215,965,873	139,398,035

Income before income taxes	34,189,608	5,327,094
Income tax expense (note 5)	33,603,466	18,410,575

Net income / (loss)	586,142	(13,083,481)

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Balance sheets

	INR	INR
	As of 31 December 2014	As of 31 December 2013

Assets

Current assets:
Cash and cash equivalents	574,215	4,483,962
Restricted cash	463,203,240	448,401,163
Accounts receivable, net	26,556,557	26,430,656
Deferred financing costs	3,434,922	3,484,240
Other current assets	2,414,720	4,143,804

Total current assets	496,183,654	486,943,825

Property and equipment, net (note 3)	2,156,293,708	2,230,650,573
Restricted cash	134,700,000	134,700,000
Deferred financing costs	43,600,695	46,005,950
Other assets	57,947	57,947

Total assets	2,830,836,004	2,898,358,295

Liabilities and equity

Current liabilities:
Current portion of long-term debt (note 4)	80,803,640	1,112,105,751
Accounts payable	1,485,355	1,316,464
Due to related parties	286,181,602	638,795,302
Accrued expenses and other current liabilities	38,382,618	18,938,434

Total current liabilities	406,853,215	1,771,155,951

Long-term debt, less current portion (note 4)	1,552,619,564	290,028,727
Deferred tax liabilities (note 5)	52,014,041	18,410,575

Total non-current liabilities	1,604,633,605	308,439,302

Equity;
Common stock, INR 10 par value Authorised shares 15,000,000, issued and outstanding 7,883,900 equity shares in 2014 and 6,313,776 equity shares in 2013 (note 6)	78,839,000	63,137,760
Additional paid in capital	884,449,278	900,150,518
Accumulated deficit	(143,939,094)	(144,525,236)

Total equity	819,349,184	818,763,042

Total liabilities and equity	2,830,836,004	2,898,358,295

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Statements of cash flows

	INR	INR
For the year ended	31 December 2014	31 December 2013

Cash flows from operating activities:
Net income(loss)	586,142	(13,083,481)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	74,365,472	66,012,090
Amortization of deferred financing costs	3,482,303	2,145,285
Deferred taxes	33,603,466	18,410,575

Changes in assets and liabilities:
Accounts receivable	(125,901)	(26,430,656)
Restricted cash	(9,193,408)	(172,544,201)
Other current assets	1,729,082	19,780,193
Accounts payable	168,891	1,316,464
Accrued expenses and other current liabilities	19,444,184	(2,238,147)
Due to related parties	(22,784,781)	(9,645,879)

Net cash provided by (used in) operating activities	101,275,450	(116,277,757)

Cash flows from investing activities:
Capital expenditures	(329,837,524)	(170,572,089)
Change in restricted cash	(5,608,669)	(275,856,962)

Net cash used in investing activities	(335,446,193)	(446,429,051)

Cash flows from financing activities:
Principal payments on long-term debt	(1,170,845,751)	(32,000,000)
Proceeds from long-term debt	1,402,134,477	334,134,477
Change in restricted cash	—	(134,700,000)
Proceeds from issuance of common stock	—	356,229,726
Payment of deferred financing costs	(1,027,730)	(49,847,028)

Net cash provided by financing activities	230,260,996	473,817,175

Net (decrease) increase in cash and cash equivalents	(3,909,747)	(88,889,633)
Cash and cash equivalents at beginning of year	4,483,962	93,373,595

Cash and cash equivalents at end of year	574,215	4,483,962

Supplemental disclosures of cash flow information:
Cash paid for interest	(201,776,117)	(139,398,035)
Cash paid for Income taxes	—	11,890

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Statements of changes in equity

	Common stock		Additional paid in capital	Accumulated deficit	Total equity
	Shares	Amount
Balance at December 31, 2012	5,000,000	50,000,000	557,058,552	(131,441,755)	475,616,797
Issue of common stock	1,313,776	13,137,760	151,084,240	—	164,222,000
Share application money pending allotment	—	—	192,007,726	—	192,007,726
Net loss	—	—	—	(13,083,481)	(13,083,481)

Balance at December 31, 2013	6,313,776	63,137,760	900,150,518	(144,525,236)	818,763,042

Issue of common stock	1,570,124	15,701,240	(15,701,240)	—	—
Net income		—	—	586,142	586,142

Balance at December 31, 2014	7,883,900	78,839,000	884,449,278	(143,939,094)	819,349,184

See accompanying notes to financial statements.

SEI Solar Power Private Limited

Notes to financial statements

(Amounts in INR)

1. Nature of operations

SEI Solar Power Private Limited (the “Company”) is domiciled in India and was formed for the purpose of developing, constructing, owning and operating a utility-scale photovoltaic solar energy project with a capacity of 23.9 megawatts (MW) located in Rajasthan, India.

As at December 31 2014, Astroenergy Solar Korea Co. Ltd. holds 51% of total shares and SunEdison Energy Holding (Singapore) Pte. Ltd. holds the remaining 49% of total shares in SEI Solar Power Private Limited. Commercial operations commenced on February 11, 2013.

Basis of presentation

The Company has presented financial statements as of and for the years ended December 31, 2014 and 2013. The Company’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities.

The financial statements are presented in Indian rupees (‘INR’), except when otherwise indicated.

2. Summary of significant accounting policies

Use of estimates

In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, impairment, contingencies, accrued liabilities and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Restricted cash

Restricted cash consists of balance in banks and financial institutions that are restricted from use in operations pursuant to the requirements of certain debt agreements. These funds are used to pay for capital expenditure, current operating expenses and current debt service payments in accordance with the restrictions in the debt agreements.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are reported in the balance sheets at the invoiced amounts adjusted for any write-offs and an allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts included in accounts receivable as of December 31, 2014 or December 31, 2013. Unbilled receivables was INR 26,556,557 and INR 26,430,656 as of December 31, 2014 and 2013, respectively

Property and equipment

Property and equipment consists of land, solar energy systems and construction in progress and is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems which is thirty years. Land owned by the Company is not depreciated. Land has an unlimited useful life.

An item of property and equipment initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Statements of Operations when the asset is derecognized. For the periods presented, the Company did not recognize any gain or loss on de-recognition of assets. All repair and maintenance costs that do not meet capitalization criteria are recognized in the Statements of Operations as incurred. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate

Capitalized interest

Interest expense consisting of amortization of deferred financing costs and amounts incurred on funds borrowed to finance construction of solar energy systems is capitalized until the system is ready for its intended use. The amount of interest capitalized was INR Nil and INR 13,501,370 for the years ended December 31, 2014 and December 31, 2013 respectively.

Deferred financing costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements. Amortization of deferred financing costs is capitalized during construction and recorded as interest expense in the financial statements of operations following commencement of commercial operation.

There was no deferred financial costs that were capitalised. Amortization of deferred financing costs was recorded as interest expense and totalled INR 3,482,303 and INR 2,145,285 during the years ended December 31, 2014 and 2013, respectively.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the years ended December 31, 2014 and 2013.

Revenue recognition

The Company’s revenues are obtained through the sale of energy pursuant to terms of a power purchase agreement (“PPA”) or other contractual arrangements which has a remaining life of 22 years as of December 31, 2014. The PPA is accounted for as operating leases, has no minimum lease payments and all of the rental income under these lease is recorded as income when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2014 and 2013 was INR 360,452,144 and INR 316,481,557 respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We ignore the future originating temporary differences and schedule the existing temporary differences when they originate and reverse on a first-in-first-out basis when determining the tax rate expected to apply for purposes of measuring deferred taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the statement of operations).

The Company intends to account for dividend distribution tax in equity in the year in which a dividend is declared.

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. We believe that our liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair value measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, the carrying amount approximates fair value because of the short term maturity of the instruments. See Note 4 for disclosures related to the fair value of our long-term debt.

Accounting pronouncements issued but not yet effective

The following accounting standards have been issued but are not yet effective for nor have been adopted by the Company.

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our financial statements and related disclosures upon adoption.

ASU No. 2014-15, Subtopic 205-40, Presentation of Financial Statements—Going Concern (Topic 718)

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our financial statements.

3. Property and equipment

Property and equipment consists of the following:

	As of December 31,
In INR	2014	2013
Land (Refer note 8)	69,308,894	69,308,894
Solar energy systems	2,227,362,376	2,227,353,769

Total property and equipment, at cost	2,296,671,270	2,296,662,663
Less accumulated depreciation	(140,377,562)	(66,012,090)

Total property and equipment, net	2,156,293,708	2,230,650,573

Depreciation expense was INR 74,365,472 and INR 66,012,090 for the years ended December 31, 2014 and 2013 respectively.

4. Debt

Debt consists of the following:

	As of December 31, 2014			As of December 31, 2013
in INR	Total principal	Current	Long-term	Total principal	Current	Long-term
International Finance Corporation	624,163,204	31,408,640	592,754,564	334,134,478	44,105,751	290,028,727
PTC India Financial Services Limited	1,009,260,000	49,395,000	959,865,000	—	—	—
Industrial and Commercial Bank of China Limited	—	—	—	1,068,000,000	1,068,000,000	—

Total	1,633,423,204	80,803,640	1,552,619,564	1,402,134,478	1,112,105,751	290,028,727

Our solar energy projects for which we have long-term debt obligations are included in these financial statements. We typically finance our solar energy projects through specific debt secured by the entity’s assets including movable and immovable properties, both present and future and share capital. Typically, these financing arrangements provide for a credit facility used for a construction, which upon completion is converted into term debt.

As at December 31, 2014 term debt includes the below:

•

Local currency loan availed from International Finance Corporation, Mumbai branch, India is repayable in 29 half yearly installments commencing from 15 April 2014. The loan carries an interest rate equal to the Rupee Based Fixed rate on the date of each disbursement and the relevant spread (currently at 12.15% and 12.41% per annum). The unutilised balances of the Company’s credit facilities are subject to annual commitment fee of 0.5% per annum. There are no undrawn credit facilities as at December 31, 2014 and INR 334,134,477 as at December 31, 2013.

•

Local currency loan availed from PTC India Financial Services Limited is repayable in 59 quarterly installments commencing from 15 October 2013. The loan carries an interest rate equal to the Rupee Based Fixed rate on the date of each disbursement and the relevant spread (currently at 12.75% per annum).

The Company did not comply with a covenant in connection with the loan availed from International Finance Corporation which was required that the project financial completion date be met on or before 1 April 2015. The Company obtained an extension for a period of 180 days from 1 April 2015. It is probable that the Company will meet the requirements within the grace period and accordingly, the outstanding loan balances have been continued to be classified as non-current to the extent not repayable within one year.

As at December 31, 2013 term debt included the below:

•

Local currency loan availed from Industrial and Commercial Bank of China, Mumbai branch is repayable in August 2014. The Company repaid the loan on 2 January 2014. The loan carried an interest rate of 11.20% per annum. The loan was secured against a standby letter of credit of $25 million issued by ICBC Zhejiang Provincial Branch to ICBC Mumbai Branch. This standby letter of credit is issued by ICBC Zhejiang Provincial Branch to the Company with no recourse. Prepayment charges amounting to INR 24,000,096 during the year ended December 31, 2013 are included under interest expense.

The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees and environmental issues requirements. The fair value of the outstanding debt obligations approximates carrying value.

The term loans are secured by substantially all of the Company’s assets.

Maturities

The aggregate amounts of payments on long-term debt due after December 31, 2014 are as follows:

	2015	2016	2017	2018	2019	Thereafter	Total

in INR
Maturities of debt	80,803,640	86,012,448	90,566,720	97,792,530	104,844,406	1,173,403,460	1,633,423,204

5. Income taxes

Income taxes

Income tax expense consists of the following:

	Current	Deferred	Total
Year ended December 31, 2014:	—	33,603,466	33,603,466
Year ended December 31, 2013:	—	18,410,575	18,410,575

Tax rate reconciliation

The applicable Indian statutory tax rate for the tax year ended 2014 and 2013 is 34.61% and 33.99%, respectively.

Income tax expense differed from the amounts computed by applying the statutory Indian income tax rate of 34.61% to profit before income taxes.

	As of December 31,
	2014		2013
Current tax	—		—
Income tax at Indian statutory rate	34.61%		34.61%

Increase (reduction) in income taxes:
Impact of tax holidays	63.27%		321.27%
Indexation benefits on land	(4.67%	)	(30.65%	)
Valuation allowance	4.67%		30.65%
Others	0.43%		(10.27)%

Effective tax rate	98.31%		345.61%

Significant component of deferred taxes

The significant components of deferred tax assets and liabilities attributable to income from operations for the year ended December 31, 2014 and December 31, 2013 are as follows:

	As of December 31,
	2014	2013

Deferred tax assets / liabilities

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	52,014,041	18,410,575

Deferred tax assets:
Land, due to indexation benefits in tax	3,227,940	1,632,737
Less: valuation allowance	(3,227,940)	(1,632,737)

Net deferred tax liabilities	52,014,041	18,410,575

The Company has unabsorbed depreciation for Indian income tax purposes of INR 204,880,652 as at December 31, 2014 and INR 142,405,580 as at December 31, 2013 which are available to offset future taxable income, if any, over an indefinite period. In addition, the Company has a net operating loss carryforward of INR 128,772,265 as at December 31, 2014 and 2013 which is available to offset future taxable income, if any, until the tax year ended March 31, 2021.

The Company has a tax holiday which expires 15 years from the date of commissioning of the solar energy system and is available for a 10 year period starting from the date on which the project entity starts claiming the holiday. The Company expects the tax holiday to apply from April 1, 2017 through March 31, 2027. The tax holiday provides for a zero percent tax rate during the years it applies. The Company had a net expense as a result of the tax holiday due to the origination of taxable temporary differences expected to reverse after the expiration of the tax holiday, while the related deductions are expected to be utilized during the tax holiday period and provide no tax benefit.

The change in valuation allowance is INR 1,595,203 and INR 1,632,737 during the year ended December 31, 2014 and December 31, 2013, respectively.

The 2014 and 2013 tax years remain open to examination by tax authorities. The Company does not have any unrecognized tax benefits.

6. Equity

Common stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

Securities premium received and share application money received are included as part of additional paid in capital.

7. Related parties

The Company’s ultimate parent company was SunEdison Inc. for part of the year in 2013 after which Astronergy Solar Korea Co. Ltd took over as the parent company whose ultimate parent company is Chint Group Corp., China.

Operations and maintenance

Operations and maintenance services are provided to the Company by an affiliate pursuant to contractual agreements. Costs incurred for these services were INR 25,014,033 and INR 18,606,816 for the years ended December 31, 2014 and 2013 respectively. Related amounts were reported as cost of operations in the statements of operations and were reflected in operating activities in the statements of cash flows.

Erection and commissioning of solar energy systems

The contract to erect and commission our solar energy systems was fulfilled by an affiliate. Pursuant to such contract the affiliate is responsible to carry out all such work necessary to construct, install and commission our solar energy systems in such manner that they are deemed to be fit for the purposes for which they are intended to be used. The Company incurred a cost of INR 780,738,851 during the year 2013 in relation to such contract which is capitalized as part of solar energy systems.

Support services

Corporate support services were provided by an affiliate company during the year ended December 31, 2013. The Company incurred a cost of INR 15,212,598 during the year ended December 31, 2013. Related amounts were reported as general and administrative expenses in the statements of operations and were reflected in operating activities in the statements of cash flows.

Bank guarantee commission

In order to facilitate the term debt facility from Industrial and Commercial Bank of China Limited (‘ICBC’) an affiliate company had provided a counter guarantee to ICBC. Against such guarantee the affiliate charged a fee of INR 43,981,334 during the year 2013 and the same has been reported as part of general and administrative expenses in the statement of operations.

Parent and affiliates

As of December 31, 2014 and 2013, the Company owed affiliates INR 286,181,602 and INR 638,795,302 respectively. Depending on the nature of the activity, amounts are either reflected in operating activities or as a non-cash addition to property and equipment included in due to affiliates.

8. Commitments and contingencies

Legal proceedings

There are certain pending litigations relating to the appropriateness of title of certain portions of land held by the Company, on which the solar energy systems are installed, since the date of purchase of the said land. The Company believes that there are no irregularities in its ownership title and based on the opinion of its legal counsel believes that the likelihood of an unfavourable outcome of its ownership of the said land is not probable. In addition, the Company believes that no further settlement or any significant additional liability is expected on account of such disputes pending resolution.

Apart from this case from time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

Commitment

The Company has entered into a Power Purchase Agreement (‘PPA’) with NTPC Vidyut Vyapar Nigam Limited, (‘NVVNL’) on 27 January 2012 for implementation of a 23.9 MW Solar Photovoltaic Power Generation Unit (‘Project’) in the State of Rajasthan under which it has a commitment to sell electricity for a period of 25 years. If the minimum prescribed units of electricity is not generated and supplied, the Company is liable to pay compensation in accordance with the power purchase agreement.

9. Segment information

The Company is engaged in one reportable segment that operates a portfolio of solar energy generation assets. The Company operates as a single reportable segment based on a “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments.

Revenue for the years ended December 31, 2014 and 2013 was earned from one customer located in India namely, NTPC Vidyut Vyapar Nigam Limited.

10. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through April 3, 2015, the date the financial statements were available to be issued.

Independent auditor’s report

Board of Directors

BioTherm Energy Projects

Fourways, South Africa

We have audited the accompanying combined financial statements of BioTherm Energy Projects, consisting of Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited, which comprise the combined balance sheets as at 31 December 2014 and 2013, and the related combined statements of income and comprehensive loss, changes in shareholder’s net investment, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of BioTherm Energy Projects as of 31 December 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO South Africa, Inc.

Johannesburg, South Africa

April 3, 2015

BioTherm Energy Projects

As at 31 December 2014 and 2013

Combined balance sheets

In US dollars	2014	2013

Assets

Current Assets
Cash and cash equivalents	22,069,224	17,372,573
Accounts receivable	5,283,000	667,134
Prepaids and other current assets	3,642,203	2,617,269

Total current assets	30,994,427	20,656,976
Property, plant and equipment, net	88,939,623	87,871,017
Deferred tax asset	10,196,474	2,579,820
Derivative financial instrument—Swap	—	433,985

Total Assets	130,130,524	111,541,798

Liabilities and Shareholder’s Net Investment

Current Liabilities
Shareholders escrow account	38,479	127,170
Borrowings, current portion	2,143,403	1,555,781
Accounts payable	3,689,723	10,437,919
Other accrued liabilities	2,717,927	89,050

Total current liabilities	8,589,532	12,209,920
Borrowings, long term	77,861,867	69,678,122
Deferred tax liability	11,179,933	2,375,391
Asset retirement obligations	420,820	—
Derivative financial instrument—Swap	544,261	—

Total Liabilities	98,596,413	84,263,433

Commitments and contingencies (Note 14)

Shareholder’s Net Investment
Shareholder’s net investment	31,534,111	27,278,365

Total Liabilities and Shareholder’s Net Investment	130,130,524	111,541,798

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

For the years ended 31 December 2014 and 2013

Combined statements of income and comprehensive loss

In US dollars	2014	2013
Revenue	21,031,872	—

Operating expenses
Operations management fee—related party	(368,031)	(162,327)
Operations management fee	(1,053,852)	—
Plant operating costs—related party	(1,478,999)	—
Plant operating costs	(89,341)	—
General and administrative costs—related party	(565,246)	(414,654)
General and administrative costs	(1,500,260)	(267,706)
Depreciation	(5,177,697)	—

Income/(loss) before other income and expenses	10,798,446	(844,687)

Other income and expenses
Interest income	853,805	4,896
Interest expense	(8,558,440)	(1,028)

Income/(loss) before income taxes	3,093,811	(840,819)
Income tax (expense) benefit/(expense)	(1,169,961)	207,784

Net income/(loss) for the year	1,923,850	(633,035)

Other comprehensive income/(loss):
Foreign currency translation adjustments	(3,148,347)	(2,816,966)
Effects of cash flow hedges	(1,252,155)	4,686,560
Income tax relating to items that may be reclassified	273,909	(1,025,185)

Total other comprehensive loss	(4,126,593)	844,409

Comprehensive loss for the year	(2,202,743)	211,374

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

For the years ended 31 December 2014 and 2013

Combined statements of changes in shareholder’s net investment

In US dollars	Total shareholder’s net investment
Balance at 1 January 2013	6,259,617

Net loss for the year	(633,035)
Other comprehensive loss for the year	844,409
Net contributions from Members	20,807,374

Balance at 31 December 2013	27,278,365
Net income for the year	1,923,850
Other comprehensive loss for the year	(4,126,593)
Net contributions from Members	6,458,489

Balance at 31 December 2014	31,534,111

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

For the years ended 31 December 2014 and 2013

Combined statements of cash flows

In US dollars	2014	2013

Cash flows used in operating activities
Net income/(loss) for the year	1,923,850	(633,035)

Adjustments to reconcile net income/(loss) for the year to net cash used in operating activities
Depreciation	5,177,697	—
Accretion of asset retirement obligation	17,886	—
Deferred tax	1,169,961	(207,784)
Changes in operating assets and liabilities
Accounts receivable	(4,615,866)	(667,134)
Prepaids and other assets	2,202,068	(702,516)
Accounts payable	(10,426,978)	(1,338,942)
Deferred tax assets and liabilities	—	—
Other accrued liabilities	906,902	(540,423)

Net cash used in operating activities	(3,644,480)	(4,089,834)

Cash flows used in investing activities
Capital expenditures	(5,692,628)	(56,813,961)
Delayed liquidate damages received recorded as a reduction to capital expenditure	2,023,007

Net cash used in investing activities	(3,669,621)	(56,813,961)

Cash flows provided by financing activities
Net contributions from members	6,458,489	20,807,374
Proceeds from borrowings	9,730,445	46,728,426
Repayment of borrowings	(1,047,769)	—

Net cash provided by financing activities	15,141,165	67,535,800

Effect of exchange rate movement on cash balances	(3,130,413)	(2,774,969)
Net (decrease) increase in cash and cash equivalents	7,827,064	6,632,005
Cash and Cash Equivalents, beginning of the year	17,372,573	13,515,537

Cash and Cash Equivalents, end of the year	22,069,224	17,372,573

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	8,540,554	1,028
Cash received for interest	853,805	4,896

Supplemental Disclosures of non-cash investing and financing activities:
Delay liquidation damages receivable recorded as reduction to PPE	(3,227,002)	—
Asset retirement obligation recorded as increase to PPE	402,934
Liabilities for capital expenditures	5,400,750

The notes form an integral part of these combined financial statements

BioTherm Energy Projects

Notes to the combined financial statements

1. Organization and nature of business

BioTherm Energy Projects (the “Company”) consists of Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited. These Companies are privately owned companies, registered in South Africa, incorporated in 2011 and are all under common control of BTSA Netherlands Cooperatie U.A. (“BTSA”), a Company incorporated in The Netherlands.

The Companies are engaged in electricity generation at the 27MW Klipheuwel-Dassiefontein Wind Energy Facility near Caledon in the Western Cape, South Africa, a 10MW Solar PV Energy Facility near Kenhardt in the Northern Cape, South Africa and a 10MW Konkoonsies Solar PV Energy Facility near Pofadder in the Northern Cape, South Africa. The Company has a contract with Eskom Holdings SOC Limited a South African state owned entity for the supply of electricity.

2. Summary of significant accounting policies

Basis of preparation

The accompanying financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such combined financial statements have been prepared for inclusion in a filing with the United States Securities and Exchange Commission by TerraForm Global, Inc due to the purchase and sale agreement for purposes of the proposed acquisition of the three entities by a subsidiary of TerraForm Global, Inc. See also Subsequent Events (Note 17).

Throughout the periods presented in the combined financial statements, the Company did not exist as a combined, legally constituted entity. The combined financial statements have therefore been derived from the financial statements of Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited to represent the financial position and performance of the Company on a combined basis throughout those periods in accordance with accounting principles generally accepted in the United States of America.

Management of Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited believe the assumptions underlying the combined financial statements are reasonable based on the scope of the purchase and sale agreement and the entities forming the Company being under common control and management throughout the entire periods covered by the combined financial statements.

Outstanding inter-entity balances, transactions, and cash flows between entities comprising the Company have been eliminated.

BTSA Netherlands Cooperatie U.A. provides executive management services to the Companies and charges a management fee to the Companies for these services, the fees are considered to be a reasonable reflection of all costs of doing business by the Company. For the years ended 31 December 2014 and 2013, the Company paid management fees of $0.1M and NIL, respectively. Management of BTSA determined that it was not practicable to determine an estimate of this fee that would have been incurred had the Company operated as an unaffiliated entity. The combined financial statements included herein may not necessarily represent what the Company’s results, financial position and cash flows would have been had it been a stand-alone entity during the periods presented, or what the Company’s results, financial position and cash flows may be in the future.

Revenue

The Company earns revenue from the sale of electricity under 20 year Power Purchase Agreements (“PPAs”) with Eskom Holdings SOC Limited a South African state owned entity. The Company is required to sell all energy and related energy attributes generated by the facilities at specific rates as determined by the PPAs. The Company recognizes revenue from the sale of electricity and related energy attributes when the electricity is generated and delivered.

The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery or performance has occurred; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. The Company generates revenue through power purchase agreements. Revenue associated with power purchase agreements are included within revenue.

The Company’s revenue-generating activity consists of long-term power purchase agreements with Eskom Holdings SOC Limited, under which the customer agrees to purchase all of the power generated by the wind and solar energy systems for the term of the contracts, which are 20 years. The agreement includes a fixed price per kilowatt hour with a fixed annual price escalation percentage (to address the impact of inflation and utility rate increases over the period of the contract). The Company has determined that power purchase agreements should be accounted for as operating leases after evaluating the lease classification criteria. As customer payments under a power purchase agreement are dependent on power generation, they are considered contingent rentals and are excluded from future minimum annual lease payments. Revenue from power purchase agreements is recognized based on the actual amount of power generated at rates specified under the contracts, assuming the other revenue recognition criteria discussed above are met.

Concentrations of credit risk

All of the Company’s revenue and net income is derived from local sales.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The credit risk in accounts receivable is substantially mitigated as all sales are made to Eskom Holdings SOC Limited a state owned entity. The Company does not obtain rights to collateral to reduce its credit risk.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company is the South African Rand. The functional currency of the Company is the South African Rand as it is the currency of the primary economic environment in which its operations are conducted. Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operations functional currency are translated at rates of exchange prevailing at the balance sheet date to the operation’s functional currency. The Company translates its assets and liabilities into U.S. Dollars at the exchange rates in effect at the balance sheet dates, revenue and expense items are translated at the average exchange rates for the reporting period. The Company recorded a foreign currency translation net loss of $3.1M and $2.8M in the years ended 31 December 2014 and 2013 respectively presented as a component of accumulated other comprehensive loss in the accompanying combined Statement of Income and Comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid cash investments with original maturities of three months or less. The Company has cash deposits in a financial institution of reputable standing. The Company has not experienced any losses on such amounts and believes it is not subject to significant credit risk related to cash balances. The Company has no cash equivalents at 31 December 2014 and 2013.

Accounts receivable

The Company records accounts receivable based on amounts billed to Eskom Holdings SOC Limited. Most billings are determined based on contractual terms. The Company does not accrue interest on any of its accounts receivable. There was no allowance for doubtful accounts included in accounts receivable as of 31 December 2014 or 2013.

Derivative instruments

The Company entered into interest rate swap agreements to hedge the variable interest on borrowings utilized for the construction of the energy facilities for a fixed interest rate. As at 31 December 2014 and 2013 the hedges were effective.

The Company’s interest rate swaps meet the requirements for hedge accounting and were designated as qualifying cash flow hedging instruments in all of the periods presented. Movements in the fair value of derivatives are therefore recognized in the Statements of changes in Shareholders Net Investment.

Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. The effective portion of the hedge will be recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the hedge position is dissolved and we recognize a gain or loss in interest income (expense), the associated hedge gain or loss in other comprehensive (loss) income will be reclassified to the Statement of Income.

Property, plant and equipment, net

Property, plant and equipment are carried at cost, additions and improvements are capitalized and maintenance and repairs are charged to expenses as incurred. Depreciation is provided by the use of the straight line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the appropriate accounts are relieved of costs and accumulated depreciation, and any resulting gain or loss is recognized.

The assets’ estimated lives used in computing depreciation are as follows:

Item	Useful lives
Wind Energy Facility	5 - 20 years
Solar Energy Facility	5 - 20 years
Substation	20 years

Impairment of long-lived assets

US GAAP requires an impairment review to be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an indicator of impairment exists, estimates of the future cash flows expected to result from the use of the asset and its eventual disposition is performed. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. For the years ended 31 December 2014 and 2013 no impairment was recorded.

Delayed liquidated damages

Delayed liquidated damages represents amounts due from the Engineer, Procure and Construct (“EPC”) contractor for revenues the Company would have earned under the PPA for the period that the EPC contractor did not meet the guaranteed substantial completion date. The Company records the delayed liquidated damages as a reduction in the purchase price of the wind and solar energy facility. Delayed liquidated damages of $3.2M, $1.0M and $1.0m were recorded in 2014 for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited respectively. As of 31 December 2014, $3.2M was owed to the Company and is included in prepaids and other current assets.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is ready for its intended use. The amount of borrowing costs eligible for capitalization was $0.7M and $4.2M as at 31 December 2014 and 2013 respectively and was determined as follows:

(i)	actual borrowing costs on funds specifically borrowed for the purpose of obtaining a qualifying asset less any temporary investment of those borrowings;

(ii)	weighted average of the borrowing costs applicable to the Company on funds generally borrowed for the purpose of obtaining a qualifying asset. The borrowing costs capitalized do not exceed the total borrowing costs incurred.

The capitalization of borrowing costs commences when:

(i)	expenditures for the asset have occurred;

(ii)	borrowing costs have been incurred; and

(iii)	activities that are necessary to prepare the asset for its intended use or sale are in progress.

Capitalization is suspended during extended periods in which active development is interrupted. Capitalization ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

Borrowings

Borrowings are classified as financial liabilities and are initially measured at fair value, and are subsequently measured at amortized cost.

Tax

Sales tax

The Company collects Value Added Tax from its customer and remits these amounts to the South African Revenue authority. Revenue is recorded net of Value Added Tax.

Deferred tax assets and liabilities

The Company is a privately held company formed under South African statutes and taxed in terms of South African Tax Laws.

Deferred income taxes are recognized using the liability method. Under the liability method, deferred income taxes are recognized for the income consequences of temporary differences by applying enacted tax rates applicable to future years to difference between the financial statement carrying amount and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

Where there is uncertainty in income taxes a benefit is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Based on the Company’s analysis of the “more likely than not” tax positions there has been no liability recorded for uncertain tax positions at 31 December 2014 and 2013.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and expenses, respectively. The Company has no amounts accrued for interest or penalties as of 31 December 2014 and 2013. The Company is currently not under audit by the South African Revenue Service for any open tax years.

Operating leases—lessee

Leases in which a significant portion of risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recorded in general and administrative costs in the Statement of Income and Comprehensive Loss, incurred $0.3M and NIL in 2014 and 2013 respectively.

Contingencies

Conditions, situations or circumstances in the ordinary course of business may arise with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met:

(i)	information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

(ii)	the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Asset retirement obligation

We operate under lease agreements that include a requirement for the removal of the wind energy systems at the end of the term of the agreement. The fair value of the future retirement cost of the Company’s assets is recorded as a liability on a discounted basis when incurred. The initial recorded obligation is discounted using the Company’s credit-adjusted risk free-rate and is reviewed periodically for changes in the estimated future costs underlying the obligation. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the facility to which the asset relates.

Shareholder’s net investment

In the combined balance sheets, shareholder’s net investment represents BTSA Netherlands Cooperatie U.A. and all shareholders historical investment in Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited, their accumulated net earnings, including accumulated other comprehensive loss.

3. Property, plant and equipment, net

Property, plant and equipment consist of the following:

In US dollar	2014	2013
Construction in Progress	—	87,871,017
Wind Energy Facility	43,784,220	—
Solar Energy Facility	45,689,053	—
Substation	4,239,816	—

Total property, plant and equipment, at cost	93,713,089	87,871,017
Less accumulated depreciation	(5,177,697)	—
Effect of movements in exchange rates	404,231

Total property, plant and equipment, net	88,939,623	87,871,017

Depreciation expense was $5.2M and $0 for the years ended 31 December 2014 and 2013 respectively.

A special notarial bond and a general notarial bond has been registered over the Company’s present and future movable property for an amount of $92.7M plus an additional amount of $18.5M, as security for the $85.1M first ranking debt. Refer to Note 7 for further details.

4. Deferred tax

Deferred tax assets and liabilities are non-current and are attributable to the following:

In US dollar	2014	2013

Deferred tax assets
Tax losses	10,078,644	2,579,820
Asset retirement obligation	117,830	—

Total deferred tax assets	10,196,474	2,579,820

Deferred tax liabilities
Property, plant and equipment	(11,073,009)	(2,375,391)
Prepayments	(106,924)	—

Total deferred tax liabilities	(11,179,933)	(2,375,391)

Total net deferred tax (liability)/asset	(983,459)	204,429

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and carryforwards and no valuation allowance was considered necessary by management as of 31 December 2014 and 2013.

The estimated tax losses available for set off against future taxable income is $32.3M (2013: $9,2M), these losses will not expire. We believe that it is more likely than not, based on our projections of future taxable income that we will generate sufficient taxable income to realize the benefits of the deferred tax asset.

5. Derivative financial instrument—Swap

In US dollar	2014	2013

Held at fair value
Nedbank of South Africa Limited	(53,069)	365,546
The Standard Bank of South Africa Limited	(491,192)	68,439

	(544,261)	433,985

The Company has entered into an interest rate swap with Nedbank of South Africa Limited to pay fixed interest as follows:

Effective date: 16 November 2012

Notional amount at 31 December 2014: $14,291,458.

The rate was fixed as follows:

(i) For the period from and including 31 December 2013 up to and excluding 31 December 2018, 7.20%

(ii) For the period from and including 31 December 2018 up to and excluding 31 December 2025, 9.00%.

The Company has entered into an interest rate swap with Standard Bank of South Africa Limited to pay fixed interest as follows:

Effective date: 16 November 2012

Notional amount at 31 December 2014: $27,744,390.

The rate was fixed as follows:

(i) For the period from and including 31 January 2014 up to and excluding 31 December 2018, 7.40%

(ii) For the period from and including 31 December 2018 up to and excluding 31 December 2028, 9.50%

The Company has designated the swap as a cash flow hedge and has satisfied itself as to the economic relationship between the swap and the variability in cash flows from borrowings.

In US dollar	2014	2013

Fair value hierarchy
Level 2	(544,261)	433,985

The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

In US dollar	2014	2013

Reconciliation of hedging reserve
Opening balance	433,985	(3,227,390)
Effects of cashflow hedges (net of tax)	(978,246)	3,661,375

	(544,261)	433,985

6. Accounts receivable

In US dollar	2014	2013
Trade receivables	5,283,000	667,134

Concentrations

The Company’s trade receivables is due solely from Eskom Holdings SOC Limited at 31 December 2014 and 2013.

Credit quality of trade receivables

Trade receivables are generally collected within 30 to 60 days which represents normal terms. Trade receivables are amounts due from Eskom Holdings SOC Limited, for the sale of electricity. The carrying value of trade receivables recorded in the financial statements represents the maximum exposure to credit risk.

7. Borrowings

In US dollar	2014	2013

The Standard Bank of South Africa Limited
Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited has a senior loan facility of $29.9 million with The Standard Bank of South Africa Limited which was entered into on 5 November 2012. The final utilization amounted to $29,369,290. The loan bears interest at JIBAR plus a margin of 4.05% and the capital is repayable in bi-annual instalments which commenced on 31 December 2014. Interest is paid quarterly while capital is repaid bi- annually. The loan matures on 31 December 2028.	29,149,021	23,097,411

Nedbank of South Africa Limited
Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) (Proprietary Limited) have senior loan facilities totaling $21.2 million with The Nedbank of South Africa Limited which was entered into on 5 November 2012. The final utilization amounted to $19,861,157. The loan bears interest at JIBAR plus a margin of 3.9% and the capital is repayable in bi-annual instalments which commenced on 30 September 2014, future instalments to occur at June and December. Interest is paid quarterly while capital is repaid bi-annually. The loan matures on 31 December 2028.	19,154,100	19,118,801

Industrial Development Corporation of South Africa Limited
Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited has a senior loan facility of $12.8 million with Industrial Development Corporation of South Africa Limited which was entered into on 5 November 2012. The final utilization amounted to $12,586,839. The loan bears interest at a fixed rate of 7.7% plus a margin of 3.9% and the capital is repayable in bi-annual instalments which commenced on 31 December 2014. Interest is paid quarterly while capital is repaid bi-annually. The loan matures on 31 December 2028.	12,492,437	9,898,890

Industrial Development Corporation of South Africa Limited
Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) (Proprietary Limited) have senior loan facilities of $21.2 million with Industrial Development Corporation of South Africa Limited which was entered into on 5 November 2012. The final utilization amounted to $19,861,157. The loan bears interest at a fixed rate of 7.7% plus a margin of 3.8% and the capital is repayable in bi-annual instalments which commenced on 30 September 2014. Interest is paid quarterly while capital is repaid bi-annually. The loan matures on 31 December 2028.	19,209,712	19,118,801

	80,005,270	71,233,903

In US dollar	2014

Payments due by period
Less than 1 year	2,143,403
1-2 years	2,295,465
2-3 yeas	2,796,409
3-4 years	3,273,319
4-5 years	3,331,714
After 5 years	66,164,960

80,005,270

Security in favor of Senior Lenders

Security over the $85.1M (maximum amount) first ranking debt to be funded through the Facility Agreement and entered into between the Company and The Standard Bank of South Limited, Nedbank of South Africa Limited and the Industrial Development Corporation of South Africa Limited is as follows:

•	A special notarial bond and a general notarial bond registered over the entity’s present and future movable property for an amount of $92.7M plus an additional amount of $18.5M.

•	A mortgage bond registered as a first mortgage over the entity’s rights, title and interest in and to the notarial leases over the leased properties and notarial servitude over the servitude property.

•

The cession of all of the entity’s secured property, other than restricted property, to the Debt Guarantor as collateral security for the due, proper and punctual payment and performance of the secured obligations by the Companies.

Our facilities agreement with Nedbank of South Africa, Standard Bank of South Africa Limited and the Industrial Development Corporation of South Africa Limited, requires that following ratios are complied with on any Measurement Date:

•	The Historic Debt Service Cover Ratio and the Projected Debt Service Cover Ratio exceeds 1.20:1

•	The Loan Life Cover Ratio exceeds 1.20:1

•	The Project Life Cover Ratio exceeds 1.35:1

If the Debt Service Cover Ratio is between 1.21:1 and 1.30:1 during the first two years from scheduled commercial operation date (“COD”), the Company will be permitted to make distributions equal to 50% of the amount available for distribution (excess cash after funding of the debt service reserve account, the maintenance reserve account and in compliance with South African Companies Act) to the shareholders of the Company and the remaining 50% shall either be transferred to the Debt Service Reserve Account or be used to repay the Facility.

If the Debt Service Cover Ratio exceeds 1.30:1 during the first two years from scheduled COD date, the Company will be permitted to make a distribution equal to 100% of the amount available for distribution.

The first Scheduled Measurement Date relating to the above ratios was 31 December 2014, where all ratios were in compliance, if the ratio is not met then a distribution would not be permissible. Thereafter measurements will be performed bi-annually at each debt repayment date.

In US dollar	2014	2013

Non-current liabilities
At amortized cost	77,861,867	69,678,122

Current liabilities
At amortized cost	2,143,403	1,555,781

	80,005,270	71,233,903

8. Asset retirement obligation

In US dollar	2014	2013
Opening balance	—	—
Capitalized in property, plant and equipment	402,934	—
Accretion	17,886	—

	420,820	—

An asset retirement obligation of $0.4M was recorded in 2014 from the construction of property, plant and equipment, due to a contractual obligation to remove all structures and other improvements from the leased property in such a manner that normal farming operations can be conducted on the property. The major parts of the carrying amount of the obligation relate to disposal of tower sections; removal of rebar; grid interface material recovery and MV cable extraction. The Company determined the obligations, based on detailed estimates, adjusted for factors that an outside third-party would consider (i.e. inflation, overhead and profit), escalated to the estimated closure dates and then discounted using a credit-adjusted risk-free interest rate of 13%. The Company has the obligation to remove the wind turbines and related equipment from the property at the end of the lease period. The remaining lease period is 23.25 years at 31 December 2014. The accretion of the liability and the amortization of the property and equipment will be recognized over the estimated lives of the assets.

9. Accounts payable

In US dollar	2014	2013
Trade payables	3,689,723	10,437,919

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.

Trade payables relating to the Engineer, Procure and Construct (“EPC”) contractor amounting to $3.7M will only be paid upon final completion of the project and are included in trade payables at 31 December 2014. During 2013 the Company was in the construction phase and the majority of payables related to the EPC contractor payments.

10. Revenue

In US dollar	2014	2013
Sale of electricity	21,031,872	—

Revenue is generated from the sale of electricity in South Africa to Eskom Holdings SOC Limited. The Company has Power Purchase Agreements with Eskom Holdings SOC Limited, backed by the Government of the Republic of South Africa, each for a period of 20 years after the scheduled Commercial Operation Date.

11. Interest income

In US dollar	2014	2013
Interest on bank balances	853,805	4,896

12. Interest expense

In US dollar	2014	2013
Interest on borrowings	8,539,144	—
Interest on bank balances	1,410	1,028
Asset retirement obligation accretion	17,886	—

	8,558,440	1,028

13. Taxation

In US dollar	2014	2013

Major components of the tax expense

Deferred tax
Reversing temporary differences	1,169,961	(207,784)

Reconciliation of tax benefit/(expense) to statutory tax rate
Income/(loss) before income taxes	3,093,811	(840,819)
Tax at the applicable tax rate of 28% (2013: 28%)	866,267	(235,429)

Tax effect of adjustments on taxable income
Non-deductible expenses	303,694	27,645

Tax expense/(benefit)	1,169,961	(207,784)

14. Commitments and contingencies

Contingent asset

The Company is involved in renewable energy and its business, of generating electricity from wind and solar power, has been certified in terms of the Clean Development Mechanism (CDM). The process allows for the reduction in carbon emissions to be converted to carbon credits after a verification process. The Certified Emission Reductions (CER’s) can be sold in the open market, no asset has been recorded during the years 31 December 2014 and 2013.

15. Operating lease

At the reporting date, the Company has commitments for future notarial and servitude lease payments over three land leases for the remaining term of the leases of 23.25 years as of 31 December 2014 amounting to:

•	the greater of $10,507 per turbine per year or 2% of gross revenue on the Klipheuwel-Dassiefontein Wind Energy Facility

•	0.5% of gross revenue on the Aries Solar PV Energy Facility

•	$17,933 per annum on the Konkoonsies Solar PV Energy Facility

The annual minimum payment amount of $10,507 and $17,933 increases annually with South African Inflation. The lease period can be renewed for a further 25 years at the end of the lease.

16. Related parties

In US dollar	2014	2013

Related party transactions

Reimbursement of development cost to related parties
BioTherm Energy Proprietary Limited	2,007,061	—

Administration fees paid to related parties
Friedshelf 1293 (RF) Proprietary Limited	396,037	414,654

BioTherm Operations and Maintenance (RF) Proprietary Limited	1,847,030	1,889,323

BTSA Netherlands Cooperatie U.A. (Netherlands)	169,209	—

Biotherm Energy Proprietary Limited a fellow subsidiary Company is a development Company which developed and constructed the energy systems for each project Company to ready for use. Development costs incurred by the developer entity include costs such as environmental studies and impact assessments, technical advisors, milestone payments, EPC, and financial costs. The project companies reimburse the developer entity for costs incurred and services rendered. These costs were capitalized as property, plant and equipment in 2014.

Friedshelf 1293 (RF) Proprietary Limited a fellow subsidiary Company provides administrative services to the Company which includes submission of all compliance documentation as per the facility agreement, ensure that the companies are in compliance with all regulations and orders, and tax and accounting functions including maintenance of records, procurement of audit services and reporting. The term of the agreement extends to the expiration of the initial term of the Power Purchase Agreement being 20 years, however early termination may occur subject to notice. The fee charged is a fixed fee escalated annually at South African Inflation rate. The fee in 2014 was $0.2M, $0.1M and $0.1m for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited respectively and is recorded in the general and administrative costs in the Statement of Income and Comprehensive Loss.

BioTherm Operations and Maintenance (RF) Proprietary Limited a fellow subsidiary Company provides operations and maintenance services to the energy facilities. These services mainly include the supervision of the operations and maintenance activities at the facilities and supervision of service providers. The term is five years from the commercial operations date being 07 May 2014 for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited. The fee charged is a fixed fee escalated annually at South African Inflation rate, the fee incurred in 2014 was $0.4M and is recorded in operations management fee in the Statement of Income and Comprehensive Loss.

In addition BioTherm Operations and Maintenance (RF) Proprietary Limited provides construction management services which includes review of engineering and construction related documents and formulate an implementation strategy with overall contract management of the construction process. The agreement will terminate at the Final Completion date of the construction of the facility, this is the date that all work and all other obligations under the EPC Contract are fully and completely performed in accordance with the terms of the EPC Contract. The fee charged is a fixed fee escalated annually at South African Inflation rate. The fee in 2014 was $0.7M, $0.4M and $0.4M for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited respectively and is recorded in plant operating costs in the Statement of Income and Comprehensive Loss.

BTSA Netherlands Cooperatie U.A. the majority shareholder provides executive management services through policy and decision making and representation on the board in addition to finance and administration support. The agreement may be terminated at any point by mutual consent and will terminate automatically on the day that BTSA ceases to be an equity shareholder in the Company (which will terminate on sale of the Company—see Note 17). The fee charged is a fixed fee escalated annually at South African Inflation rate. The fee in 2014 was $0.1M, $0.04M and $0.04m for Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited, Sevenstones 159 (RF) Proprietary Limited and Limarco 77 (RF) Proprietary Limited respectively and is recorded in the general and administrative costs in the Statement of Income and Comprehensive Loss.

17. Subsequent events

The Company has evaluated subsequent events through April 3, 2015, the date the combined financial statements were available to be issued. 0n 5 February 2015 Klipheuwel-Dassiefontein Wind Energy Facility (RF) Proprietary Limited declared a dividend of $5.3M, on 24 March 2015 Sevenstones 159 (RF) Proprietary Limited declared a dividend of $1.7M. and on 31 March 2015 Limarco 77 (RF) Proprietary Limited declared a dividend of $1.7m.

On 3 April 2015, BTSA entered into securities purchase agreements to sell its interests in the Company to a subsidiary of TerraForm Global, Inc., an indirect subsidiary of SunEdison, Inc., for $56.3 million in aggregate consideration.

No other subsequent events were identified during this period that would have a material impact on the combined financial statements.

Independent auditors’ report

The Boards of Directors

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited:

We have audited the accompanying combined financial statements of Honiton Energy XIL Holdings Limited and subsidiary and Honiton Energy BAV Holdings Limited and subsidiary (collectively referred to as the “Combined Entity”), which comprise the combined balance sheets as of December 31, 2013 and 2014, and the related combined statements of comprehensive loss, changes in shareholder’s deficit, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly in all material respects, the financial position of the Combined Entity as of December 31, 2013 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen LLP

Beijing, China

May 5, 2015

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Combined balance sheets

(Amounts in thousands)

	December 31,
	2013	2014

ASSETS:	US$	US$

Current assets
Cash	5,233	4,366
Restricted cash	3,238	4,584
Accounts receivable, net of allowance for doubtful accounts	13,874	14,008
Notes receivable	3,772	4,300
Amounts due from related parties	4,024	4,032
Prepayments and other current assets	3,775	2,853

Total current assets	33,916	34,143

Property, plant and equipment, net	224,315	208,838
Other non-current assets	4,890	4,303

Total assets	263,121	247,284

LIABILITIES AND SHAREHOLDER’S DEFICIT:
Current portion of long-term bank loans	10,809	41,514
Accounts payable	14,492	11,436
Amounts due to related parties	179,625	180,765
Accrued expenses and other current liabilities	1,805	1,606

Total current liabilities	206,731	235,321

Long-term bank loans, excluding current portion	69,864	28,096
Other non-current liabilities	16,125	15,211

Total liabilities	292,720	278,628

Shareholder’s deficit
Share capital	—	—
Additional paid-in capital	8,918	8,918
Accumulated deficit	(58,819)	(60,049)
Accumulated other comprehensive income	20,302	19,787

Total shareholder’s deficit	(29,599)	(31,344)

Commitments and contingencies (note 7)	—	—
Total liabilities and shareholder’s deficit	263,121	247,284

The accompanying notes are an integral part of these combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Combined statements of comprehensive loss

(Amounts in thousands)

	Year ended December 31,
	2013	2014
	US$	US$
Revenues	25,832	24,672
Cost of revenues	(16,577)	(16,741)

Gross profit	9,255	7,931

General and administrative expenses	(2,085)	(1,923)

Operating income	7,170	6,008

Interest income	33	66
Interest expense	(11,339)	(10,674)
Foreign currency exchange gain (loss), net	(641)	3,324

Loss before income tax expense	(4,777)	(1,276)

Income tax benefit	46	46

Net loss	(4,731)	(1,230)

Foreign currency translation adjustments, net of nil income taxes	4,367	(515)

Comprehensive loss	(364)	(1,745)

The accompanying notes are an integral part of these combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Combined statements of changes in shareholder’s deficit

(Amounts in thousands)

	Share capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholder’s deficit
	US$	US$	US$	US$	US$
Balance at January 1, 2013	—	8,918	(54,088)	15,935	(29,235)
Net loss	—	—	(4,731)	—	(4,731)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	4,367	4,367)

Balance at December 31, 2013	—	8,918	(58,819)	20,302	(29,599)
Net loss	—	—	(1,230)	—	(1,230)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	(515)	(515)

Balance at December 31, 2014	—	8,918	(60,049)	19,787	(31,344)

The accompanying notes are an integral part of these combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Combined statements of cash flows

(Amounts in thousands)

	Year ended December 31,
	2013	2014
	US$	US$

Cash flows from operating activities
Net loss	(4,731)	(1,230)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	14,924	15,079
Deferred income tax benefit	(46)	(46)
Foreign currency exchange loss (gain), net	641	(3,324)
Changes in operating assets and liabilities:
Restricted cash	(3,211)	(1,346)
Notes receivable related to customer payments	(3,602)	(543)
Accounts receivable	2,949	(184)
Amounts due from related parties	(93)	(8)
Prepayments and other current assets	(1,321)	919
Other non-current assets	1,236	554
Accounts payable	(4,294)	(3,009)
Amounts due to related parties	3,951	4,778
Accrued expenses and other current liabilities	(1,750)	(148)
Other non-current liabilities	(199)	(859)

Net cash provided by operating activities	4,454	10,633

Cash flows from investing activities
Purchase of property, plant and equipment	(259)	(369)

Net cash used in investing activities	(259)	(369)

Cash flows from financing activities:
Proceeds from shareholder’s loans	5,322	—
Repayment of bank loans	(7,398)	(10,791)

Net cash used in financing activities	(2,076)	(10,791)

Effect of foreign currency exchange rate changes on cash	276	(340)

Net increase (decrease) in cash	2,395	(867)

Cash at beginning of year	2,838	5,233

Cash at end of year	5,233	4,366

Supplemental disclosure of cash flow information:
Interest paid	(8,321)	(5,897)

The accompanying notes are an integral part of these combined financial statements.

Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limited

Notes to the combined financial statements

(Amounts in thousands)

1. Nature of operations, significant concentrations and risks

Nature of operations

Honiton Energy XIL Holdings Limited (“Honiton XIL”) and Honiton Energy BAV Holdings Limited (“Honiton BAV”), each of which was incorporated in 2008 in Hong Kong Special Administration Region (the “Hong Kong” or “HK SAR”), through their respective wholly-owned subsidiaries, Honiton Energy (Xilinguole) Co., Ltd. (“Honiton Xilinguole”) and Honiton Energy (Baotou) Co., Ltd. (“Honiton Baotou”) (collectively referred to hereinafter as the “Combined Entity”), are principally engaged in developing, constructing, owning and operating wind energy projects in the People’s Republic of China (“PRC”).

As of December 31, 2014, the Combined Entity operates a total capacity of 148.5 megawatts (MW) power output in operation located in Inner Mongolia, PRC, including Bailimiao wind farm Phase I, Bailimiao wind farm Phase II and Xiwu wind farm Phase I.

Revenue concentration

The Combined Entity derives all its revenues from its sole customer, Inner Mongolia Power (Group) Co., Ltd., for the wind power dispatched in Inner Mongolia. The Combined Entity expects revenues from the customer to continue to represent a substantial portion of its revenue in the future. Any factors adversely affecting the wind power industry in the PRC or the business operation of the customer will have a material effect on the Combined Entity’s business, financial position and results of operations.

2. Summary of significant accounting policies

a. Basis of presentation

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Honiton XIL and Honiton BAV were under the common control of Honiton Energy Caymans Limited (“HECL”) during the years ended December 31, 2013 and 2014. Accordingly, the combined financial statements include the combined results of operations and the combined financial position of 1) Honiton XIL and its wholly owned PRC subsidiary, Honiton Xilinguole and 2) Honiton BAV and its wholly owned PRC subsidiary, Honiton Baotou. For the purpose of the combined statements of shareholder’s deficit, the amounts of reported share capital and additional paid-in capital represent the aggregate of the share capital and additional paid-in capital of Honiton XIL and Honiton BAV.

The accompanying combined financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Combined Entity’s ability to operate profitably, to generate cash flows from operations, and the Combined Entity’s ability to pursue alternative financing arrangements to support its working capital requirements.

During the years ended December 31, 2013 and 2014, the Combined Entity has suffered net loss of US$4,731 and US$1,230, respectively. As of December 31, 2014, the Combined Entity had a shareholder’s deficit of US$31,344.

The Combined Entity mainly relies on the cash provided by operating activities, bank loans and advances from related parties to finance its investing activities and working capital requirements. In particular, the amount due to related parties in the amount of US$180,765 as of December 31, 2014 is due on demand, and US$41,514 of bank loan will mature in July 2015.

Honiton Energy Caymans Limited (“HECL”), the shareholder of the Combined Entity, has provided a letter of financial support to the Combined Entity including the conversion of the US$180,765 due to HECL as of December 31, 2014 into the share capital of Honiton Energy (Xilinguole) Co. Ltd. and Honiton Energy (Baotou) Co. Ltd, as necessary.

On May 5, 2015, HECL entered into a share purchase agreement to sell all of its equity interests in Honiton XIL and Honiton BAV to a subsidiary of TerraForm Global, Inc. (“Acquirer”). In connection with the proposed acquisition of the Combined Entity, the Acquirer has provided a letter to HECL stating that the Acquirer will take necessary actions to cause the Combined Entity to make payment when the bank loan matures.

Taking into consideration the commitments of HECL and the Acquirer to provide the Combined Entity the necessary financial support, management believes the Combined Entity will be able to meet its commitments and liabilities when they fall due for a period extending at least one year beyond the date of the financial statements.

b. Basis of consolidation

The accompanying combined financial statements include the financial statements of Honiton XIL and its wholly owned subsidiary Honiton Xilinguole, and Honiton BAV and its wholly owned subsidiary Honiton Baotou. All significant intercompany balances and transactions have been eliminated in preparing the combined financial statements.

c. Use of estimates

The preparation of the combined financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and land use rights, the collectibility of accounts receivable, the realizability of deferred income tax assets, the recoverability of the carrying amounts of property, plant and equipment and land use rights, the accruals for tax uncertainties and other contingencies. The Combined Entity bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

d. Foreign currency

The accompanying combined financial statements are presented in the U.S. dollar (“US$”). The functional currency of Honiton XIL and Honiton BAV is US$, whereas the functional currency of Honiton Xilinguole and Honiton Baotou is the Renminbi (“RMB”).

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in “foreign currency exchange gain (loss), net” in the combined statements of comprehensive loss.

Assets and liabilities of the entities with functional currencies other than US$ are translated into US$ using the exchange rate on the balance sheet date. Revenues and expenses are translated into US$ at average rates prevailing during the reporting period. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income within shareholder’s deficit.

Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

e. Cash and restricted cash

Cash consists of the following:

	December 31,
	2013	2014
	US$	US$
RMB denominated bank deposits with financial institutions in the PRC	4,722	4,300
US dollar denominated bank deposits with financial institutions in HK SAR	505	60
US dollar denominated bank deposits with financial institutions in the PRC	6	6

Total	5,233	4,366

Cash deposits in bank that are restricted as to withdrawal or usage for up to 12 months are reported as restricted cash in the combined balance sheets and excluded from cash in the combined statements of cash flows. Cash deposits that are restricted for period beyond 12 months from the balance sheet date are included in other non-current assets in the combined balance sheets. Cash deposits that are pledged as collateral for long-term bank loans are reported as restricted cash and amounted to US$3,238 and US$3,251 as of December 31, 2013 and 2014, respectively (note 5). Cash deposits totaling US$1,704 were restricted due to the arbitration and lawsuit as of December 31, 2014 (note 7), of which US$1,333 is included in restricted cash and US$371 is included in other non-current assets.

f. Notes receivable

Notes receivable represent bank acceptance bills endorsed by the customer to the Combined Entity for the payment of wind power generated by the Combined Entity. The Combined Entity receives payments from the financial institutions upon maturity of the bills, which is normally 3-6 months.

g. Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Combined Entity maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customer’s financial condition, the amount of receivables in dispute, accounts receivables aging and current collection patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Combined Entity does not have any off-balance-sheet credit exposure related to its customer. As of December 31, 2013 and 2014, there was no allowance for doubtful accounts.

h. Property, plant and equipment, net

Property, plant and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the following estimated useful lives of the assets:

Buildings	20 years
Machinery and equipment	10~20 years
Equipment and furniture	3~5 years
Vehicles	5 years

Costs incurred in the construction of property, plant and equipment, including an allocation of interest expense incurred, are capitalized and transferred into their respective asset category when the assets are ready for their intended use, at which time depreciation commences.

Ordinary maintenance and repairs are charged to expenses as incurred, and replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value of the item disposed and proceeds realized thereon.

i. Land use rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 50 years. As of December 31, 2013 and 2014, the carrying amount of land use rights was US$808 and US$788, respectively, which is included in other non-current assets in the combined balance sheets.

Amortization expense of land use rights for the years ended December 31, 2013 and 2014 were US$17 and US$17, respectively, which is included in cost of revenues in the combined statements of comprehensive loss. The annual amortization expense of land use rights is estimated to be US$17 for each of the following 5 years.

As of December 31, 2013 and 2014, the Combined Entity has pledged its land use rights with a total carrying amount of US$808 and US$788, respectively, to secure bank borrowings (note 5).

j. Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment and land use rights, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Combined Entity first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through discounted cash flow models, quoted market values or third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for the years ended December 31, 2013 and 2014.

k. Revenue recognition

The Combined Entity’s revenues are generated through the sales of wind power pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements. The Combined Entity is required to sell all wind power generated by the facilities at specific rates as determined by the PPAs. The Combined Entity recognizes revenue from the sale of wind power when the electricity is generated and delivered.

The Combined Entity recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery or performance has occurred; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

The Combined Entity’s revenue-generating activity consists of long-term PPAs with the customer, under which the customer agrees to purchase all of the power generated. The Combined Entity has determined that PPAs should be accounted for as operating leases after evaluating the lease classification criteria. As customer payments under a power purchase agreement are dependent on power generation, they are considered contingent rentals and are excluded from future minimum annual lease payments. Revenue from PPAs is recognized based on the actual amount of power generated at rates specified under the contracts, assuming the other revenue recognition criteria discussed above are met.

l. Employee benefits

The Combined Entity’s full-time PRC employees participate in government-mandated defined contribution plans pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Combined Entity accrues for these benefits based on a certain percentage of the employees’ salaries as stipulated by PRC labor rules and regulations. The costs of the Combined Entity’s obligations to the defined contribution plans are charged to the combined statements of comprehensive loss when the related employee service is provided and amounted to US$174 and US$202 for the years ended December 31, 2013 and 2014, respectively. The Combined Entity has no other obligation for the payment of employee benefits associated with these plans.

m. Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Combined Entity.

A government grant is recognized when there is reasonable assurance that the grant will be received and that the Combined Entity will comply with the conditions attaching to the grant.

A government grant related to an asset is recognized initially as deferred income and amortized to profit or loss on a straight-line basis over the useful life of the asset. A grant that compensates the Combined Entity for expenses to be incurred in the future is recognized initially as deferred income, and released to profit or loss in the periods in which the expenses are recognized. A grant that compensates the Combined Entity for expenses already incurred is recognized in profit or loss immediately.

For the years ended December 31, 2013 and 2014, US$848 and US$859 representing the amortization of government grant of US$16,715 related to the equipment purchased in prior years was credited against depreciation expense which is included in cost of revenues in the combined statements of comprehensive loss. As of December 31, 2013 and 2014, the balance of unamortized government grant was US$14,173 and US$13,263, respectively, of which the current portion of US$910 and US$859 was included in accrued expenses and other current liabilities, and the non-current portion US$13,263 and US$12,404 was included in other non-current liabilities in the combined balance sheets, respectively.

n. Operating leases

The Combined Entity leases premises for offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, other lease concessions or contingent rent in the lease agreements.

o. Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax losses and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the combined statements of comprehensive loss in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Combined Entity recognizes in the combined financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Combined Entity has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the combined statements of comprehensive loss.

p. Commitments and contingencies

In the normal course of business, the Combined Entity is subject to loss contingencies, such as legal proceedings and claims arising out of the ordinary course of its business. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

q. Fair value measurements

The Combined Entity applied the provisions of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Combined Entity considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Combined Entity has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The carry amount of cash, restricted cash, notes receivable, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other current liabilities as of December 31, 2013 and 2014, approximate their fair values.

Long-term bank loans’ fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Combined Entity’s current borrowing rate for similar debt instruments of comparable terms. The carrying value of the long-term loans approximate their fair values as all the long-term bank loans carry variable interest rates which approximate rates currently offered by the Combined Entity’s bankers for similar debt instruments of comparable maturities.

r. Recently issued accounting standards

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Combined Entity has not yet determined the impact of the new standard on its current policies for revenue recognition.

3. Property, plant and equipment, net

Property, plant and equipment consists of the following:

	December 31,
	2013	2014
	US$	US$
Machinery and equipment	272,251	271,371
Buildings	3,082	3,282
Equipment and furniture	293	311
Vehicles	354	294

	275,980	275,258
Less: Accumulated depreciation	(51,665)	(66,420)

Property, plant and equipment, net	224,315	208,838

Depreciation expense for property, plant and equipment was US$14,907 and US$15,062 for the years ended December 31, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the Combined Entity has pledged property, plant and equipment with a total carrying amount of US$221,480 and US$205,965, respectively, to secure bank borrowings.

4. Income taxes

No provision for Hong Kong profits tax was made for Honiton XIL and Honiton BAV, as they did not have any assessable profits arising in or derived from Hong Kong in 2013 and 2014.

Honiton Xilinguole and Honiton Baotou incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on taxable income at the statutory income tax rate of 25% in 2013 and 2014.

The components of loss (income) before income tax expense are as follows:

	Year ended December 31,
	2013	2014
	US$	US$
Hong Kong	4,608	2,640
PRC	169	(1,364)

Total loss before income tax expense	4,777	1,276

The PRC income tax benefit recognized in the combined statements of comprehensive loss consists of deferred income tax benefit in the amount of US$46 for the years ended December 31, 2013 and 2014. Income tax benefit for other jurisdictions is nil.

The actual income tax benefit reported in the combined statements of comprehensive loss for the years ended December 31, 2013 and 2014 differs from the amount computed by applying the PRC statutory income tax rate to income (loss) before income taxes due to the following:

	Year ended December 31,
	2013		2014
	US$		US$
PRC statutory income tax rate	25.0%		25.0%

Increase (decrease) in effective income tax rate resulting from:
Non-PRC entities not subject to income tax	(24.1%	)	(51.7%	)
Non-deductible general and administrative expenses	(0.6%	)	(0.7%	)
Change in valuation allowance	4.6%		33.5%
Others	(3.9%	)	(2.5%	)

Actual income tax benefit	1.0%		3.6%

The principal components of the Combined Entity’s deferred income tax assets and liabilities are as follows:

	December 31,
	2013	2014
	US$	US$

Gross deferred income tax assets:
Accrued expenses and other current liabilities	249	235
Other non-current liabilities	3,316	3,101
Tax loss carryforwards	6,921	6,660

Total gross deferred income tax assets	10,486	9,996
Valuation allowance	(10,257)	(9,767)

Deferred income tax assets, net	229	229

Gross deferred income tax liabilities:
Property, plant and equipment	(811)	(765)

Total gross deferred income tax liabilities	(811)	(765)

Net deferred income tax liabilities-noncurrent (included in other non-current liabilities)	(582)	(536)

The movements of the valuation allowance are as follows:

	Year ended December 31,
	2013	2014
	US$	US$
Balance at the beginning of the year	(10,160)	(10,257)
Decrease of valuation allowance	221	428
Expiration of tax loss	—	24
Foreign currency translation adjustment	(318)	38

Balance at the end of the year	(10,257)	(9,767)

The valuation allowance as of December 31, 2013 and 2014 was primarily provided for the deferred income tax assets of Honiton Xilinguole and Honiton Baotou, which was at a cumulative loss position. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected future taxable income and tax planning strategies in making this assessment. In view of the cumulative losses of Honiton Xilinguole and Honiton Baotou, valuation allowance was provided against its deferred income tax assets as of December 31, 2013 and 2014, which in the judgment of the management, are not more likely than not to be realized. As of December 31, 2014, the Combined Entity’s PRC entities had tax losses carry forwards of US$26,640. Tax losses of US$1,960, US$7,697, US$9,946, US$3,590, and US$3,447 will expire, if unused, by 2015, 2016, 2017, 2018 and 2019, respectively.

The Company recognizes unrecognized tax benefits in the amount of US$2,279 and US$2,270 relating to foreign currency exchange gains as of December 31, 2013 and 2014, respectively, which were included in other non-current liabilities. The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay, should its foreign currency exchange gains be recognized in accordance with tax laws and regulations. Nil interest and penalty expenses were recorded for the years ended December 31, 2013 and 2014.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitations is 10 years. The income tax returns of the Combined Entity are open to examination by the PRC state and local tax authorities for the tax years from 2010 to 2014. There is no statute of limitations in the case of tax evasion.

5. Bank loans

Long-term bank loans consist of the following:

	December 31,
	2013	2014
	US$	US$
Long-term bank loans:
Loans from Standard Chartered Bank	40,682	37,265
Loans from Minsheng Bank	39,991	32,345

	80,673	69,610
Less: current portion	(10,809)	(41,514)

Total long-term bank loans	69,864	28,096

In May 2009, Honiton Baotou entered into a 12-year RMB330 million (US$54 million) loan agreement with China Minsheng Bank at a floating interest rate of the five-year RMB benchmark loan rates as published by PBOC plus an additional surcharge of 10% of the interest rate per annum. The loan is pledged by the bank account used for accounts receivable collection, accounts receivable, property, plant and equipment, and land use right of the Bailimiao wind farm Phase I and the 100% paid-in capital of Honiton Baotou. Pursuit to the loan agreement, no distribution of dividend is allowed if Honiton Baotou fails to pay the interest due. As of December 31, 2013 and 2014, there is no unpaid interest to China Minsheng Bank. The principal of US$4 million, US$5 million, US$5 million, US$5 million, US$5 million, US$6 million, and US$2 million will be repaid in 2015, 2016, 2017, 2018, 2019, 2020 and 2021, respectively.

In March 2011, Honiton Baotou and Honiton Xilinguole entered into an 12-month RMB362 million (US$59 million) loan agreement with Standard Chartered Bank at a floating interest rate of the one-to three-year RMB benchmark loan rates as published by PBOC plus an additional surcharge of 15%-70% of the interest rate per annum. As Honiton Baotou and Honiton Xilinguole failed to repay the loan on the original maturity date, the outstanding loan principal and interest of RMB283 million (US$46 million) was extended to July 2015 and the interest rate was based on the one-to three-year Renminbi benchmark loan rates plus an additional surcharge of 30% of the interest rate per annum. The loan is pledged by bank accounts of HECL, property, plant and equipment, land use rights and beneficial rights of insurance of the Bailimiao wind farm Phase II and Xiwu wind farm Phase I, the 100% paid-in capital of Honiton Xilinguole, the 100% issued shares of Honiton XIL and Honiton BAV. US$37 million was outstanding as of December 31, 2014.

6. Related party transactions

As of and for the years ended December 31, 2013 and 2014, the Combined Entity had related party transactions and balances with 1) Honiton Energy Caymans Limited (“HECL”, the immediate parent company of the Combined Entity) 2) Honiton Energy Barbados Ltd., which is a wholly owned subsidiary of HECL, and 3) Windco Cayman Holdings Limited, which is the shareholder of HECL. The significant related party transactions are summarized as follows:

			Year ended December 31,
			2013	2014
			US$	US$
Interest-bearing loans provided by HECL	(a	)	5,322	—
Interest expenses incurred for the shareholder’s loans	(a	)	4,448	4,776
Repayment of the expenses paid by HECL on behalf of the Combined Entity	(b	)	497	—
Expenses paid by the Combined Entity on behalf of HECL	(c	)	93	8

Balances with related parties as of December 31, 2013 and 2014 are as follows:

			December 31,
			2013	2014
			US$	US$

Amounts due from related parties:
Honiton Energy Caymans Limited	(c	)	4,017	4,025
Honiton Energy Barbados Ltd.			7	7

Total amounts due from related parties			4,024	4,032

Amounts due to related parties:
Honiton Energy Caymans Limited	(a	)(b)	179,249	180,389
Windco Cayman Holdings Limited			376	376

Total amounts due to related parties			179,625	180,765

(a)	HECL provided interest-free loans of US$8,500 and interest-bearing loans of US$24,323 at the rate of 15% to the Combined Entity before January 1, 2013. During the years ended December 31, 2013 and 2014, HECL provided loans at the rate of 15% to the Combined Entity in the amount of US$5,322 and nil, respectively. All of the loans are unsecured and unguaranteed. The loans are due and payable on demand. The interest expenses incurred by the Combined Entity were US$4,448 and US$4,776 for the years ended December 31, 2013 and 2014, respectively.

(b)	HECL paid construction cost, installation cost and miscellaneous expenses in the amount of US$125,319 on behalf of the Combined Entity before January 1, 2013. The Combined Entity repaid US$497 and nil to HECL during the years ended December 31, 2013 and 2014, respectively. The amount is due and payable on demand.

(c)	During the years ended December 31, 2013 and 2014, the Combined Entity paid expenses in the amount of US$93 and US$8, respectively on behalf of HECL.

7. Commitments and contingencies

Operating lease commitments

Future minimum lease payments under non-cancellable operating lease agreements for office premises as of December 31, 2014 were as follows:

US$
Year ending December 31,
2015	60
2016	51
Thereafter	—

Total	111

Rental expenses incurred under operating leases for the years ended December 31, 2013 and 2014 were US$215 and US$86, respectively.

Legal proceedings

The Combined Entity is the party in one arbitration and the defendant in one lawsuit with one vendor who is the wind turbine and maintenance service provider to the Combined Entity. The vendor filed the arbitration and lawsuit against Honiton Baotou and Honiton Xilingguole in the PRC on August 21, 2014 and January 23, 2015, respectively, seeking claims in the amount of US$1,332 and US$10,724 for the provision of maintenance service and sales of wind turbine and relevant interests, respectively. The arbitration and lawsuit are in preliminary stage and US$1,064 and US$8,398 was accrued based on management’s best estimate of the probable outcomes as of December 31, 2014. In addition, cash in bank in the amount of US$1,704 was restricted for the arbitration and lawsuit as of December 31, 2014. On January 14, 2015, Honiton Baotou filed a claim against the vendor in the arbitration, seeking a claim in the amount of US$1,096 for the overpaid maintenance service fee and relevant interests.

Each of Honiton Baotou and Honiton Xilingguole filed an arbitration against this vendor on March 9, 2015, seeking claims in the amount of US$2,297 and US$1,066 for the undelivered spare parts and relevant interests, respectively.

8. Subsequent events

On May 5 2015, Honiton Energy Caymans Limited entered into share purchase agreements to sell its interests in the Combined Entity to a subsidiary of TerraForm Global, Inc., an indirect subsidiary of SunEdison, Inc., for US$105 million in cash, subject to changes upon the closing of the share purchase.

Management has considered subsequent events through May 5, 2015, which was the date the combined financial statements were available to be issued.

Independent auditors’ report

To the Shareholders, Directors and Management of

Renova Energia S.A. and

Bahia Eólica Participações S.A., Salvador Eólica Participações S.A. and

Energética Serra da Prata S.A.

São Paulo—SP

We have audited the accompanying combined balance sheets of Renova Energy Projects I, or the “Group”, as of December 31, 2014 and 2013 and January 1, 2013, and the related combined statements of income, comprehensive income, statements of changes in parent’s net investment and cash flows for the years ended December 31, 2014 and 2013, and the related notes to the combined financial statements.

Management’s responsibility for the combined financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Renova Energy Projects I as of December 31, 2014 and 2013 and January 1, 2013, and the results of its operations and its cash flows for the years ended December 31, 2014 and 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matters

As discussed in Note 3 to the combined financial statements, property plant and equipment of the Group´s power generation assets are depreciated over their estimated economic useful lives, considering facts and assumptions as described therein. As the regulatory agency or the grantor of the Group´s authorizations issue new information or decisions, the depreciation rates for such assets may change. Our opinion is not modified with respect to this matter.

As discussed in Note 2 to the combined financial statements, the Group has not operated as a separate stand-alone entity. The accompanying combined financial statements have been prepared from the accounting records of the Group’s individual legal entities and Renova Energia S.A. (“Renova”). The combined financial statements also include allocations of expenses for certain operating and corporate functions provided to the Group by Renova. Therefore, the combined financial statements do not necessarily reflect what the combined results of operations, financial position and cash flows would have been had the Group operated as a separate, stand-alone entity during the periods presented. Our opinion is not modified with respect to this matter.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Salvador—BA, Brazil

May 6, 2015

Renova Energy Projects I

Combined balance sheets as of December 31, 2014 and 2013 and January 1, 2013

Amounts in thousands of Brazilian Reais—R$	Note	12/31/14	12/31/13	01/01/13

ASSETS

CURRENT
Cash and cash equivalents	4	34,109	20,799	13,496
Short-term investments	4	24,477	40,567	30,056
Trade receivables	5	22,475	20,921	21,152
Prepaid and recoverable taxes	12	3,037	1,257	428
Restricted deposits	9	—	27,192	25,363
Energy balance-CCEE/Eletrobras	6	199	—	—
Prepaid and other current assets		2,299	2,608	3,487

Total current assets		86,596	113,344	93,982

NONCURRENT ASSETS
Property, plant and equipment	7	1,388,090	1,445,584	1,498,218
Restricted deposits	9	160,488	123,531	82,340
Energy balance-CCEE/Eletrobras	6	1,824	—	—
Prepaid and recoverable taxes	12	2,211	948	906
Other assets		35	35	35

Total noncurrent assets		1,552,648	1,570,098	1,581,499

TOTAL ASSETS		1,639,244	1,683,442	1,675,481

The accompanying notes are an integral part of these combined financial statements.

Renova Energy Projects I

Combined balance sheets as of December 31, 2014 and 2013 and January 1, 2013—(Continued)

Amounts in thousands of Brazilian Reais—R$	Note	12/31/14	12/31/13	01/01/13

LIABILITIES AND PARENT’S NET INVESTMENT

CURRENT LIABILITIES
Trade payables		18,460	13,441	62,157
Borrowings—current portion	8	70,071	68,760	47,931
Taxes payable	11	6,594	4,396	4,300
Energy balance—CCEE/Eletrobras	6	22,339	4,290	4,714
Commitments for social and environmental costs	13	3,685	2,017	3,439
Other accounts payable		35	53	6

Total current liabilities		121,184	92,957	122,547

NONCURRENT LIABILITIES
Borrowings	8	893,046	953,856	1,000,125
Energy balance—CCEE/Eletrobras	6	13,397	11,671	10,938
Commitments for social and environmental costs	13	2,222	—	—

Total noncurrent liabilities		908,665	965,527	1,011,063

PARENT’S NET INVESTMENT	14	609,395	624,958	541,871

TOTAL LIABILITIES AND PARENT’S NET INVESTMENT		1,639,244	1,683,442	1,675,481

The accompanying notes are an integral part of these combined financial statements.

Renova Energy Projects I

Combined income statements for the years ended December 31, 2014 and 2013

Amounts in thousands of Brazilian Reais—R$	Note	2014	2013
NET REVENUE	15	221,474	227,019

COST OF SERVICES PROVIDED
Depreciation and amortization		(68,068)	(66,912)
Operating costs		(29,314)	(11,051)
Charges for use of distribution system		(12,973)	(11,431)

	16	(110,355)	(89,394)

GROSS PROFIT		111,119	137,625
General and administrative expenses		(18,556)	(17,095)
Other operating income, net		92	1,213

	16	(18,464)	(15,882)

OPERATING INCOME		92,655	121,743

FINANCE INCOME (EXPENSES)
Finance income	17	19,963	12,144
Finance expenses	17	(75,972)	(80,059)

		(56,009)	(67,915)

PROFIT BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		36,646	53,828
Income and social contribution taxes	10	(12,417)	(9,968)

NET INCOME		24,229	43,860

The accompanying notes are an integral part of these combined financial statements.

Renova Energy Projects I

Combined statements of comprehensive income for the years ended

December 31, 2014 and 2013

Amounts in thousands of Brazilian Reais—R$	2014	2013
Net Income	24,229	43,860
Other comprehensive income	—	—

TOTAL COMPREHENSIVE INCOME	24,229	43,860

The accompanying notes are an integral part of these combined financial statements.

Renova Energy Projects I

Combined statements of changes in parent’s net investment for the years ended December 31, 2014 and 2013

Amounts in thousands of Brazilian Reais—R$	Parent’s net investment
AT JANUARY 1, 2013	541,871
Net Income	43,860
Dividends	(12,000)
Others transfers from parent, net	51,227

AT DECEMBER 31, 2013	624,958

Net Income	24,229
Dividends	(52,050)
Others transfers from parent, net	12,258

AT DECEMBER 31, 2014	609,395

The accompanying notes are an integral part of these combined financial statements.

Renova Energy Projects I

Combined statements of cash flows for the years ended December 31, 2014 and 2013

Amounts in thousands of Brazilian Reais—R$	Note	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income		24,229	43,860

Adjustments to reconcile Net Income to cash provided by operating activities:
Depreciation and amortization	7	68,073	66,919
Interest on borrowings	17	69,725	73,446
Debt issuance costs	8	617	615
Interest on short-term investments and restricted deposits	17	(19,963)	(12,103)

(Increase) decrease in operating assets:
Trade receivables		(1,554)	—
Prepaid and recoverable taxes		(1,780)	(829)
Other assets		(954)	1,068

Increase (decrease) in operating liabilities:
Trade payables		6,394	(50,138)
Taxes payable		10,831	8,095
Energy balance-CCEE/Eletrobras, net	6	17,752	309
Other payables		(18)	47

Other cash flows from operating activities:
Income and social contribution taxes paid		(8,633)	(7,999)
Interest paid on borrowings	8	(69,721)	(54,532)

Net cash provided by operating activities		94,998	68,758

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments		18,764	(7,940)
Restricted deposits		7,524	(33,488)
Purchase of property, plant and equipment		(8,064)	(14,285)

Net cash provided by (used in) investing activities		18,224	(55,713)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	8	7,313	2,752
Payments on borrowings	8	(67,433)	(47,721)
Net contribution from parent		12,258	51,227
Payment of dividends	14	(52,050)	(12,000)

Net cash used in financing activities		(99,912)	(5,742)

INCREASE IN CASH AND CASH EQUIVALENTS		13,310	7,303

Cash and cash equivalents at beginning of year	4	20,799	13,496
Cash and cash equivalents at end of year	4	34,109	20,799

INCREASE IN CASH AND CASH EQUIVALENTS		13,310	7,303

The accompanying notes are an integral part of these combined financial statements.

Renova Energy Projects I

Notes to the combined financial statements

For the years ended December 31, 2014 and 2013

(Thousands of Brazilian Reais – R$, unless otherwise stated)

1. Organization and description of business

Renova Energy Projects I (the “Group” or the “Company”) comprises the operating assets, liabilities and operating activities of Energética Serra do Prata S.A. (“Espra”), Salvador Eólica Participações S.A. (“Salvador”), Bahia Eólica Participações S.A. (“Bahia”), all indirect-wholly-owned Brazilian subsidiaries of Renova Energia S.A. (“Renova” or “Parent”), a Brazilian listed company engaged in the development, implementation and operation of projects for the generation of energy from renewable sources, including wind, small hydroelectric power plants (“SHPPs”) and solar, and in the sale of power and related activities.

The Group is engaged in the construction and operation of renewable energy generation projects through SHPPs and wind energy facilities, all located in Brazil, and conducts its operations through various wholly-owned project companies under authorizations granted to them: 30 years from 2003 in the case of small hydroeletric power plants and 35 years from 2010 in the case of wind energy facilities.

Small Hydroelectric Power Plants—Through Espra, the Group sells electric energy generated from its Serra da Prata Hydroelectric Complex, consisting of three SHPPs located in the State of Bahia, which began operations in 2008. All energy generated from the complex is sold under long-term power purchase agreements (“PPAs”) with Eletrobras—Centrais Elétricas Brasileiras S.A., under the Brazilian Alternative Electric Power Source Incentive Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica—PROINFA). The PPAs have an original term of 20 years through 2028 and include a fixed price per megawatt hour, adjusted annually for inflation based on the change in the Brazilian General Market Price Index—IGPM.

Wind Energy Facilities—Through Bahia and Salvador, the Group sells electric energy generated from its 14 wind energy facilities located in the State of Bahia, which began operations in 2012. All energy generated from the complexes are sold under long-term PPAs with the Câmara de Comercialização de Energia Elétrica—CCEE (Electric Power Trade Chamber), under PROINFA. The PPAs have an original term of 20 years through 2032 and include a fixed price per megawatt hour, adjusted annually for inflation based on the change in the Brazilian Consumer Price Index—IPC-A.

The Group’s operating assets, consisting of its SHPPs and wind energy generation facilities, are held through the following wholly-owned project companies:

Centrais Eólicas Candiba S.A.

Centrais Eólicas Igaporã S.A.

Centrais Eólicas Ilhéus S.A.

Centrais Eólicas Licínio de Almeida S.A.

Centrais Eólicas Pindaí S.A.

Centrais Eólicas Alvorada S.A.

Centrais Eólicas Guanambi S.A.

Centrais Eólicas Guirapá S.A.

Centrais Eólicas Nossa Senhora Conceição S.A.

Centrais Eólicas Pajeú do Vento S.A.

Centrais Eólicas Planaltina S.A.

Centrais Eólicas Porto Seguro S.A.

Centrais Eólicas Rio Verde S.A.

Centrais Eólicas Serra do Salto S.A.

2. Basis of presentation

The Group has prepared these combined financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Group has applied IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS1”) in its adoption of IFRS. The transition date (“Transition Date”) is January 1, 2013. The Group has applied IFRS standards effective for the period ended as of December 31, 2014 to all years presented in these combined financial statements. The Group has never prepared financial statements or financial information on the carve-out basis of preparation presented herein. Prior to the Group’s first-time adoption of IFRS, it reported financial information to Renova in accordance with accounting practices adopted in Brazil (BR GAAP). The Group also follows the guidance in the Accounting Manual for the Brazilian Electricity Industry and standards established by the Brazilian National Agency for Electric Energy (Agência Nacional de Energia Elétrica—ANEEL). The financial information is presented in thousands of Brazilian Reais (R$), unless otherwise stated.

The Group applied certain mandatory exceptions as applicable for first-time IFRS adopters. The Group elected not to apply the optional exceptions for first-time adopters. Estimates made by the Group in preparing its first IFRS financial statements reflect the facts and circumstances which existed at the time such estimates were made. Accordingly, the estimates made by the Group to prepare these combined financial statements are consistent with those made in the historical reporting of financial information to Renova.

Since the Group has not previously prepared financial statements, the combined financial statements do not include any IFRS 1 first-time adoption reconciliations.

The financial information with respect to the Group is reflected in the individual legal entities that comprise the Group, which were all under the common control and management of Renova for all periods presented. These combined financial statements have been prepared from the accounting records of Renova and reflect the cash flows, revenues, expenses, assets, and liabilities of these individual legal entities. All transactions and balances between the individual legal entities within the Group have been eliminated in combination.

Because the separate legal entities that comprise the Group were not and are not held by a single legal entity, Parent’s net investment is shown in lieu of shareholders’ equity in these combined financial statements. Parent’s net investment represents the cumulative net investment by Renova in the Group through that date. The impact of transactions between the Group and Renova that were not historically settled in cash, including certain intercompany loans, are also included in Parent’s net investment (see note 14).

During the periods presented, the Group functioned as part of the larger group of companies controlled by Renova, and accordingly, Renova performed certain operating and corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, information technology, internal audit, financial reporting, tax planning and investor relations. The costs of such services have been allocated to the Group based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue, installed capacity or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Renova. The cost allocated for these functions is included in general and administrative expenses in the combined income statements for the historical periods presented. A complete discussion of the Group’s relationship with Renova and its affiliated entities, together with the cost allocations, is included in note 14 to the combined financial statements.

As the Group did not operate as a stand-alone entity in the past, these combined financial statements may not be indicative of the Group’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Group operated as a separate entity apart from Renova during the periods presented.

Management of the Group authorized the issuance of these combined financial statements on May 6, 2015.

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these combined financial statements are set out below. Policies have been consistently applied to all years presented, unless otherwise stated.

Accounting Convention—The combined financial statements are prepared on a historical cost basis except for certain financial instruments that are recorded at fair value or stated otherwise.

Use of Estimates—The preparation of the combined financial statements pursuant to IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and assumptions are reviewed on an ongoing basis, and are based on historical experience as well as changes in scenario and other factors considered relevant by management. Actual results could differ from those estimates.

Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The areas where assumptions and estimates are subject to higher uncertainties and exposed to a risk that could result in a material adjustment if such assumptions and estimates change within the next fiscal year include:

Impairment of assets—Management concluded that there are no internal or external evidences that would justify the recognition of a provision for impairment of property, plant and equipment, intangible assets.

Useful lives and residual values of property, plant and equipment—The Group reviews annually the estimated useful lives and residual values of property, plant and equipment and intangible assets with finite useful lives, and the depreciation and amortization rates currently used are considered representative of the useful lives of these assets.

Commitments for social and environmental costs—This estimate is recognized based on estimated costs required for the obtaining the licenses for installation and operation of power plants, that were required by Brazilian regulatory authorities. These costs are associated with the basic environmental project or are in addition to this, where the main items are the reforestation of areas, acquisition and regularization of rural areas, restoration and improvement of road infrastructure and the deployment of units conservation.

Valuation of financial instruments—Note 18 contains detailed information on the main assumptions used to measure the fair values of financial instruments and a sensitivity analysis of such assumptions. Management believes that the selected valuation techniques and the assumptions used are appropriate to determine the fair values of financial instruments.

Basis of Combination—The combined financial statements include the accounts of all subsidiaries in which entities in the Group have a controlling financial interest. Control is achieved when the Group has power over the investees; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. During the periods presented, the Group did not have any investments in entities other than its wholly-owned project company subsidiaries.

Common Control Transactions—The assets (including goodwill, if any) and liabilities acquired or transferred from entities under common control with the Group are recorded at the carrying value recognized by the transferor. The difference, if any, between the carrying value of the net assets acquired or transferred and the consideration paid by the Group is accounted for as an adjustment to Parent´s net investment.

Functional Currency—The functional and reporting currency of the Group and the individual financial statements of the entities included in the combined financial statements is the Brazilian real (R$), the primary economic environment in which they operate. Transactions denominated in currencies other than the functional currency, if any, are measured using exchange rates prevailing at the date of the transactions. Monetary assets and liabilities in foreign currencies are translated to the functional currency using period-end exchange rates. Resulting foreign currency exchange gains and losses from the settlement or translation of foreign currency transactions and balances are recognized in the combined statements of income. During the periods presented, the Group did not enter into any transactions denominated in currencies other than the Brazilian real.

Classification of assets and liabilities as current and noncurrent—Assets that are expected to be realized or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities that are expected to be settled within twelve months as of the end of the reporting periods are classified as current. All other assets and liabilities are classified as noncurrent.

Financial Instruments—Financial assets and liabilities are recognized when the Group or its subsidiaries are parties to the underlying contracts and are initially measured at fair value.

Financial assets—The Group classifies its financial assets as follows:

Held-to-maturity investments—These are assets with fixed or determinable cash flows and maturities in which the Group intends to hold to maturity. The Group has designated its restricted deposits (see note 9) in this category. They are recorded at amortized cost plus interest using the effective interest method, net of any impairment.

Loans and receivables—These are assets with fixed or determinable payments that are not traded or quoted in an active market. The Group´s trade receivables (see note 5) are designated in this category, and are initially recognized at fair value (generally the original invoice amount), and are subsequently recorded at amortized cost, net of any impairment.

Fair value through profit or loss—These are derivatives or assets that are acquired principally for selling in the short term. The Group´s short-term investments have been designated in this category as part of its overall cash management strategy. These assets are recorded at fair value, with changes recognized in the combined statements of income.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Impairment of financial assets—The Group assesses at the end of each period whether there is objective evidence that financial assets are impaired. A financial asset is considered impaired and impairment losses are incurred when there is objective evidence of an impairment as a result of events occurring after the initial recognition of the asset, and that these events have an impact on the future cash flows of the asset that can be reliably estimated. If impaired, financial assets are written down to their net recoverable amounts with a corresponding loss recognized in the combined income statements. If, in a subsequent period, the amount of the impairment loss decreases as a result of events subsequent to the recording of the impairment, a reversal of the previous impairment loss is recognized in the combined income statements.

Financial liabilities—The Group´s financial liabilities consist principally of trade payables and borrowings and are recorded initially at fair value, net of applicable transaction costs, and subsequently measured at amortized cost plus interest, as applicable.

Derivative financial instruments—Derivative financial instruments are recorded at fair value with subsequent changes value recorded in the combined income statements, unless they are designated in a qualifying cash flow or net investment hedging relationship. For the periods presented, the Group did not contract or have any outstanding derivative financial instruments.

Offsetting—Financial assets and liabilities are offset and recorded net in the combined balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Property, plant and equipment —Property, plant and equipment consist of land, the Group´s energy generation assets, and construction in progress, which are measured at the historical purchase or construction cost, less accumulated depreciation and accumulated impairment losses, when necessary.

The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs to bring the assets to a working condition for their intended use. Financing costs, consisting of interest expense on borrowings and amortization of deferred financing costs, net of finance income earned on unused financing proceeds as applicable, are capitalized during the construction phase until the asset is ready for its intended use.

Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are expensed as incurred.

Property, plant and equipment are depreciated on a straight-line basis over the estimated economic useful life of each component from the date the asset is placed in service and ready for its intended use. The estimated useful lives used in the determination of the depreciation rates consider the manuals and guides of ANEEL, which approximate the useful lives of these assets.

For the SHPPs, the Group considers these rates appropriate since, based on a legal assessment of the prevailing legislation and management’s assessment of ANEEL Permission Resolution granting a license to operate as an independent power generator, the Group will be indemnified for the residual value of the assets upon termination of these licenses, if not renewed. Management considers the renewal of operating licenses probable. As the regulatory agency issues new information or decisions, the current depreciation rates for such assets may be changed.

The following summarizes the estimated useful lives of the Group´s property, plant and equipment.

Category	Useful lives in years
Reservoirs, dams and watermains	43
Buildings, civil works and improvements	26 to 37
Machinery and equipment	21 to 32
Other	7 to 19

According to Brazilian electricity regulation, those assets and facilities used in power generation, transmission, distribution and sale of power are linked to these services and cannot be removed, sold, assigned or pledged without the prior and express authorization of the regulatory body.

Impairment of property, plant and equipment—The Group reviews the carrying amounts of its fixed and intangible assets to determine if there are any indications that the assets might be impaired. The Group estimates the recoverable amount as the higher of its fair value less costs to sell and value in use. Estimated future cash flows are discounted to present value to determine the value in use at the pretax discount rate that reflects a current market assessment rate of the time value of money and the risks specific to the asset for which the future cash flow estimate was not adjusted. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its estimated recoverable amount, with a corresponding loss immediately recognized in profit or loss. If a previously recognized impairment loss reverses sometime in the future, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable value, provided that it does not exceed the carrying amount that would have been obtained if no impairment loss had been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in income.

During the periods presented, the Group did not recognize any impairment losses.

Cash and Cash Equivalents—In the combined balance sheets, cash and cash equivalents include cash on hand and other short-term, highly-liquid investments with original maturities of three months or less, which are subject to an insignificant risk of change in value, and are used to manage the Group´s short-term obligations

Trade Receivables—Trade receivables are recorded at amounts billed for energy, adjusted for any write-offs and provisions for impairment, if necessary.

Restricted Deposits—Restricted deposits represent cash and highly-liquid investments maintained at financial institutions which are restricted as to their use pursuant to the terms of certain of the Group´s borrowings agreements. Restricted deposit balances with maturity or restriction periods of greater than one year are classified as non-current. Changes in the restricted deposit balances are reflected as investing activities in the combined statements of cash flows.

Borrowings—Borrowings are recognized initially at fair value, net of related issuance and transaction costs. Interest is recognized over the period of the borrowings using the effective interest method. Accrued and unpaid interest is recorded as part of the recorded amount of borrowings.

Trade Payables—Trade payables represent obligations to pay for goods or services acquired in the normal course of business, principally consisting of amounts spent on maintenance and operating costs of the Group´s power generation plants.

Provisions—A provision is recognized for present obligations (legal or constructive) as a result of past events, for which the amount of the obligation can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation.

The amounts recognized as provisions represent the best estimate of the consideration required to settle the present obligation at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured based on the estimated cash flows to settle an obligation, its carrying amount corresponds to the present value of such cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, reimbursement is virtually certain and the amount can be reliably measured.

Commitments for social and environmental costs—In connection with the development of its energy generation projects, the Group has assumed commitments for social and environmental costs to be incurred as condition for obtaining the related licenses and permits for operations. These obligations are recorded at the net present value of the estimated future costs associated with these commitments, and a corresponding charge is capitalized as part of the project assets, when the obligations are incurred. Over time the liability is accreted to its expected future value. That portion of the liability expected to be paid or settled within 12 months is classified as a current liability. The capitalized asset cost is depreciated over the estimated useful life with the related project assets.

Revenue Recognition—The Group´s revenue derives from the sale of electric energy under long-term power purchase agreements and is recorded based on the quantity of the electricity delivered at the contracted rates, net of applicable federal sales taxes (PIS and COFINS). These rates are generally fixed under the terms of the PPAs and are adjusted annually for inflation. The remaining term of the PPAs at December 31, 2014 was between 14 and 18 years.

Energy Balance CCEE/Eletrobras—The terms of the PPAs with Eletrobras (SHPPs) and CCEE (wind energy) each establish separate mechanisms for the settlement of amounts due from or payable to the parties, representing the differences between the actual volume of electricity generated by the Group as compared to the contracted volumes.

In the case of the Eletrobras PPAs, differences between the amount of electricity generated and that sold in the CCEE environment are adjusted and offset in the monthly billings with Eletrobras in the subsequent year by CCEE.

In the case of the CCEE PPAs, differences in the volumes of actual electricity generated and the contracted volumes within a defined tolerance of 90-130% are accumulated monthly and are available to offset future differences in volumes during the subsequent four-year period; after which time, the accumulated balance will be liquidated. Differences outside of the defined tolerances are liquidated in the subsequent year.

These resulting differences between the actual amount of electricity generated and that billed, result in deferred payable and unbilled receivable amounts with the respective parties until they are liquidated, which are recorded in Energy balance—CCEE/Eletrobras in the combined balance sheets. The related balances are not eligible for offset among the separate PPAs. The outstanding balances are subject to monetary inflation updates in accordance with the applicable inflation index as defined in the respective PPAs, which is recorded as part of finance income / expense in the combined income statements.

Seasonality—There are substantial seasonal variations in monthly and annual volumes, which depend fundamentally on the amount of rain that falls in each rainy season and the wind conditions which are variable and difficult to predict. As such, operating results vary significantly from period to period depending on the weather conditions during the periods in question.

Finance income and expenses

Finance Income—Finance income is principally represented by interest income on the Group´s cash and cash equivalents balances, short-term investments and restricted deposit accounts. Interest income is recognized using the effective interest method.

Finance Expenses—Finance expenses are principally represented by interest on borrowings, contractual monetary inflation adjustments for certain financial assets and liabilities, as well as other financing fees and taxes. Borrowing costs that are not attributable to the acquisition, construction or production of a qualifying asset are recognized in income under the effective interest method.

Income and Social Contribution Taxes—The legal entities comprising the Group file separate tax returns as required by Brazilian tax law. As such, income taxes have been determined for purposes of the combined financial statements on a separate return basis. Use of this method may result in differences when the sum of the amounts allocated to the Group is compared with amounts presented in the Parent´s consolidated statements.

In general, income tax expense in Brazil is computed based on the combined statutory tax rate of 34% applied to adjusted taxable income, comprised of 25% for income tax (15% base rate plus a 10% surtax for income in excess of R$240) and 9% for social contribution tax (a tax levied on income). This method is referred to as the “real profit” method.

As permitted under Brazilian tax legislation, all of the Group´s operating project companies, where virtually all of the Group´s revenue and substantially all of its operating profit is generated, have elected to be taxed under an alternative “deemed profit” method. Under this regime, entities with annual gross revenues not in excess of R$ 78.000 may elect to be taxed based on deemed taxable income derived from a defined percentage of revenues. Taxable income is computed based on 8% of annual gross operating revenues and 100% of annual finance revenues. This deemed taxable income is then subject to income tax at the rate of 15%, plus a surtax of 10% for deemed income in excess of R$240 and social contribution tax at the rate of 12%.

The Group´s tax expense for the year is comprised of current and deferred income tax, as applicable, in accordance with the applicable tax regime elected by the Group legal entities.

Current income tax—The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in accordance with the applicable elections made by the Group legal entities.

The Group recognizes liabilities for uncertain tax positions when it is more likely than not that an outflow will occur to settle the position, based on management´s estimation of the expected settlement outcome. These liabilities, along with related interest and penalties as applicable, are recorded as part of taxes payable in the combined balance sheets.

Deferred income tax—Deferred income tax is recognized, as applicable, using the liability method, for tax loss carryforwards and temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the combined financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transactions, other than a business combination, that at the time of the transaction does not affect either accounting or tax profit or loss. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference or tax loss carryforward can be utilized. In Brazil, tax loss carryforwards do not expire, but their utilization is limited to 30% of taxable income in a given year, under the real profit method.

Deferred income tax assets and liabilities, when recognized, are offset when there is a legally enforceable right to offset and relate to income taxes levied by the same taxing authority on the same taxable entity and are classified as long-term in the combined balance sheets.

For those legal entities of the Group who have elected the deemed profit regime, no deferred income tax assets or liabilities have been recognized. Additionally, given the deemed profit election, no related tax impacts, current or deferred, have been recorded for the allocation of expenses from Parent in the combined financial statements.

For more information on income and social contribution taxes see note 10.

New standards, amendments and interpretations issued, but not effective

The following are descriptions of new standards, amendments and interpretations of IFRS that have been issued but are not yet effective for the Group. The Group is in the process of assessing whether there will be any significant changes to its combined financial statements.

IFRS 9 “Financial Instruments”—reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classification and measurement, impairment and hedge accounting.

•

Classification and measurement—Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a ‘fair value through other comprehensive income’ category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39, however there are differences in the requirements applying to the measurement of an entity’s own credit risk.

•

Impairment—The 2014 version of IFRS 9 introduces an ‘expected credit loss’ model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognised.

•

Hedge accounting—Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition—The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Depending on the chosen approach to applying IFRS 9, the transition can involve one or more than one date of initial application for different requirements.

IFRS 15 “Revenue from Contracts with Customers”—is applicable to all entities and supersedes all existing revenue recognition requirements under IFRS. IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. It applies to all transactions to provide goods and services except those in the scope of other standards. Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. Either full or modified retrospective application is required for annual periods beginning on or after January 1, 2017.

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”—cover clarification of the principle of the basis of depreciation and that revenue based depreciation methods are no longer permitted. The amendments are effective as from January 1, 2016.

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”—clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•

Requires full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 “Business Combinations’)

•

Requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in a subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. The amendments are applicable on a prospective basis to a sale or contribution of assets occurring in annual periods beginning on or after January 1, 2016.

Amendments to IAS 1 “Presentation of Financial Statements”—addresses perceived impediments to preparers exercising their judgement in presenting their financial reports by making the following changes:

•

Clarification that information should not be obscured by aggregating or by providing immaterial information, materiality considerations apply to the all parts of the financial statements, and even when a standard requires a specific disclosure, materiality considerations do apply;

•

Clarification that the list of line items to be presented in these statements can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements and clarification that an entity’s share of OCI of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss;

•

Additional examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes and to demonstrate that the notes need not be presented in the order so far listed in paragraph 114 of IAS 1.

The amendments are effective for annual periods beginning on or after January 1, 2016.

4. Cash and cash equivalents and short-term investments

	12/31/14	12/31/13	01/01/13
Cash	1	2	1
Banks accounts	34,108	20,797	2,595
Short-term investments	24,477	40,567	40,956

Total	58,586	61,366	43,552

Stated as:
Cash and cash equivalents	34,109	20,799	13,496
Short-term investments	24,477	40,567	30,056

Total	58,586	61,366	43,552

The Group invests its excess, unrestricted cash in short-term investments, which are generally fixed-income instruments and investments funds that earn interest at rates ranging from 90% to 102% of the CDI rate (Brazilian Interbank Certificate of Deposit rate).

For further discussion regarding the Group’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities, see note 18.

5. Trade receivables

As of December 31, 2014 and 2013, balances are comprised of receivables with average collection periods of 24 to 30 days, for which losses on collection are not expected.

	12/31/14	12/31/13	01/01/13
Câmera de Comercialização de Energia Elétrica—CCEE	17,731	16,329	15,633
Centrais Elétricas Brasileiras—Eletrobras	4,744	4,592	5,519

Total	22,475	20,921	21,152

6. Energy balance—CCEE/eletrobras

	Accounts
	Receivable	Payable
	12/31/14	12/31/14	12/31/13	01/01/13
Câmera de Comercialização de Energia Elétrica—CCEE	2,023	14,562	13,901	14,359
Centrais Elétricas Brasileiras—Eletrobras	—	21,174	2,060	1,293

Total	2,023	35,736	15,961	15,652

	Changes in accounts receivable
	12/31/13	Addition	Receipt	12/31/14
CCEE	—	2,023	—	2,023

Total accounts receivable	—	2,023	—	2,023

	Changes in accounts payable
	01/01/13	Provision	Payment	12/31/13	Provision	Payment	12/31/14
CCEE	14,359	1,112	(1,570)	13,901	2,752	(2,091)	14,562
Eletrobras	1,293	2,085	(1,318)	2,060	21,174	(2,060)	21,174

Total accounts payable	15,652	3,197	(2,888)	15,961	23,926	(4,151)	35,736

7. Property, plant and equipment

	12/31/14			12/31/13			01/01/13
	Historical cost	Accumulated depreciation	Net value	Historical Cost	Accumulated depreciation	Net value	Historical Cost	Accumulated depreciation	Net value
Small hydroelectric power plants
Land	595	—	595	595	—	595	595	—	595
Reservoirs, dams and watermains	95,797	(14,474)	81,323	95,797	(12,231)	83,566	95,797	(9,999)	85,798
Buildings, civil works and improvements	46,336	(8,101)	38,235	46,336	(6,844)	39,492	46,336	(5,587)	40,749
Machinery and equipment	65,005	(13,104)	51,901	65,005	(11,085)	53,920	65,005	(9,066)	55,939
Other	434	(336)	98	434	(278)	156	434	(218)	216

Total	208,167	(36,015)	172,152	208,167	(30,438)	177,729	208,167	(24,870)	183,297
Wind energy facilities
Buildings, civil works and improvements	82,995	(8,020)	74,975	83,065	(4,329)	78,736	73,367	(1,301)	72,066
Machinery and equipment	1,275,985	(141,443)	1,134,542	1,264,920	(82,987)	1,181,933	1,264,386	(25,016)	1,239,370
Other	7,122	(701)	6,421	7,538	(352)	7,186	3,485	—	3,485

Total	1,366,102	(150,164)	1,215,938	1,355,523	(87,668)	1,267,855	1,341,238	(26,317)	1,314,921

Total property, plant and equipment	1,574,269	(186,179)	1,388,090	1,563,690	(118,106)	1,445,584	1,549,405	(51,187)	1,498,218

Changes in the balances of property, plant and equipment are as follows:

	01/01/2013	Additions	12/31/13	Additions	12/31/14

Historical Cost

Small hydroelectric power plants
Land	595	—	595	—	595
Reservoirs, dams and watermains	95,797	—	95,797	—	95,797
Buildings, civil works and improvements	46.336	—	46,336	—	46,336
Machinery and equipment	65,005	—	65,005	—	65,005
Other	434		434	—	434

Subtotal	208,167	—	208,167	—	208,167

Wind energy facilities
Buildings, civil works and improvements	73,367	9,698	83,065	—	82,995
Machinery and equipment	1,264,386	534	1,264,920	10,458	1,275,985
Other	3,485	4,053	7,538	121	7,122

Subtotal	1,341,238	14,285	1,355,523	10,579	1,366,102

Total—historical cost	1,549,405	14,285	1,563,690	10,579	1,574,269

Accumulated Depreciation:

Small hydroelectric power plants
Reservoirs, dams and watermains	(9,999)	(2,232)	(12,231)	(2,243)	(14,474)
Buildings, civil works and improvements	(5,587)	(1,257)	(6,844)	(1,257)	(8,101)
Machinery and equipment	(9,066)	(2,019)	(11,085)	(2,019)	(13,104)
Other	(218)	(60)	(278)	(58)	(336)

Subtotal	(24,870)	(5,568)	(30,438)	(5,577)	(36,015)

Wind energy facilities
Buildings, civil works and improvements	(1,301)	(3,028)	(4,329)	(3,691)	(8,020)
Machinery and equipment	(25,016)	(57,971)	(82,987)	(58,456)	(141,443)
Other	—	(352)	(352)	(349)	(701)

Subtotal	(26,317)	(61,351)	(87,668)	(62,496)	(150,164)

Total—accumulated depreciation	(51,187)	(66,919)	(118,106)	(68,073)	(186,179)

Total property, plant and equipment—net	1,498,218	(52,634)	1,445,584	(57,494)	1,388,090

The Group has evaluated whether there were indicators of impairment of its assets that would require an impairment test at December 31, 2014 and 2013. The evaluation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors. The result of the assessment indicated no triggers of impairment of these assets in any of the reporting years and therefore no impairment losses were recognized.

8. Borrowings

The Group´s small hydroelectric and wind energy generating facilities are owned and operated in separate legal entities for which the costs of development and construction have been financed by borrowings with Brazilian development banks through project entity specific debt secured by the project entity assets with no recourse to the Parent. The outstanding balances under these financing arrangements at December 31, 2014 and 2013 are summarized as follows:

		12/31/14				12/31/13				01/01/2013
		Current			Noncurrent	Current			Noncurrent	Current			Noncurrent
	Interest rate	Interest	Principal	Total	Principal	Interest	Principal	Total	Principal	Interest	Principal	Total	Interest	Principal	Total
BNDES	TJLP + 1,92% to 2,18% p.a.	2,625	60,625	63,625	805,114	2,604	60,260	62,864	861,581	3,247	37,786	41,033	72,174	832,308	904,432
BNDES—Subloans	TJLP	14	1,527	1,541	5,419	11	946	957	4,482	17	446	463	89	3,456	3,545
BNB	8,08% p.a.	—	5,897	5,897	90,738	20	5,536	5,556	96,635	818	5,617	6,435	—	102,172	102,172

Borrowing subtotal		2,639	68,049	70,688	901,271	2,635	66,742	69,377	962,698	4,082	43,849	47,931	72,263	937,936	1,010,199

(-) Debt issuance costs		—	(617)	(617)	(8,225)	—	(617)	(617)	(8,842)	—	—	—	—	(10,074)	(10,074)

Total		2,639	67,432	70,071	893,046	2,635	66,125	68,760	953,856	4,082	43,849	47,931	72,263	927,862	1,000,125

BNDES Agreements—The Group´s wind energy generation projects have been financed through the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) in the total amount of R$ 893,457. Borrowings accrue interest at variable rates based on the Long-term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) as offered by BNDES plus a credit spread ranging from 1.92% for subsidiary entities of Salvador and 2.18% for subsidiary entities of Bahia. For the years ended December 31, 2014 and 2013, TJLP was 5.5%. Principal and interest are payable monthly from May 2013, with final maturity in 2029.

The project are also financed by sub-loans with BNDES, which have an outstanding principal amount of R $6,960. The sub-loans bear variable interest at TJLP rate, and mature in 2019 and 2029 for Bahia and Salvador respectively.

Borrowings under the BNDES financing agreements are secured by a pledge of the shares of all subsidiaries of Bahia and Salvador, substantially all the operating assets of the operating subsidiaries, and rights to receivables and cash collections on the future sales of electricity under the subsidiaries’ PPAs. Additionally, these agreements require that the subsidiaries maintain funds in restricted deposit accounts as collateral and guarantee for the related borrowings, equivalent to three months of debt service and three months of operation and maintenance expenses (see note 9).

These agreements contain customary representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental matters, and project maintenance standards. Additionally, the agreements require the maintenance of a minimum debt service coverage ratio, as defined in the agreements, of 1.3:1. At December 31, 2014 the Group was in compliance with all related covenants under the individual financing agreements.

BNB Agreements—The Group´s small hydroelectric energy generation projects have been financed through the Bank of the Northeast of Brazil (Banco do Nordeste do Brasil—BNB) for a total amount of R$ 120,096. Borrowings under the agreements are subject to fixed rate interest of 9,5% per annum (which can be reduced to 8.08% due to a 15% timely payment bonus), with principal and interest payable monthly with final maturity in 2026.

Borrowings under the BNB financing agreements are secured by a pledge of the shares of all subsidiaries of Espra, substantially all the operating assets of the operating subsidiaries, and rights to receivables and cash collections on the future sales of electricity under the subsidiaries’ PPAs. Additionally, these agreements require that the subsidiaries maintain funds in a restricted deposit account as collateral and guarantee for the related borrowings (see note 9).

These agreements contain customary representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental matters, and project maintenance standards. At December 31, 2014 the Group was in compliance with all related covenants under the individual financing agreements.

Changes in borrowings—The following table presents the changes in borrowing for the years ended December 31, 2014 and 2013:

	Principal	Interest	Total
At January 1, 2013	971,705	76,351	1,048,056

Proceeds from borrowings	2,752	—	2,752
Accrued interest	—	73,446	73,446
Interest paid	—	(54,532)	(54,532)
Interest incorporated to the principal—BNDES Agreements	92,630	(92,630)	—
Repayment of borrowings	(47,721)	—	(47,721)
Appropriation of debt issuance costs	615	—	615

At December 31, 2013	1,019,981	2,635	1,022,616

Proceeds from financing	7,313	—	7,313
Accrued interest	—	69,725	69,725
Interest paid	—	(69,721)	(69,721)
Repayment of financing	(67,433)	—	(67,433)
Appropriation of debt issuance costs	617	—	617

At December 31, 2014	960,478	2,639	963,117

Scheduled maturities of borrowings recorded in noncurrent liabilities—Scheduled future maturities of obligations under long-term borrowings at December 31, 2014 are as follows:

Maturity year
2016	68,249
2017	68,650
2018	69,073
2019	69,039
2020	68,532
After 2020	557,728

Total	901,271

Debt issuance costs	(8,225)

Total borrowings—non current	893,046

9. Restricted deposits

The composition of restricted deposits is summarized as follows:

	Interest	Current		Noncurrent
Institution	rate	12/31/13	01/01/13	12/31/14	12/31/13	01/01/13
Citibank	94% to 98% CDI	27,192	25,363	147,556	111,835	71,500
Banco do Nordeste	97% CDI	—	—	12,932	11,696	10,840

Total		27,192	25,363	160,488	123,531	82,340

As described further at note 8, certain of the Group´s borrowing agreements require that the Group maintain funds in restricted deposit accounts as collateral and guarantee for the related borrowings.

Citibank—The Group entities maintain restricted deposit accounts for collections made from the sale of generated electricity as collateral for related borrowings with the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico Social—BNDES). Funds in these accounts are invested in low risk, highly-liquid, shorter-term investments that earn interest rates ranging from 94% to 98% of the CDI rate. Funds from these accounts are restricted for the payment of installments on the related borrowings and for other obligations related to the operation and maintenance of the wind generating facilities.

Banco do Nordeste—Espra maintains a restricted deposit account at Banco do Nordeste do Brasil S.A. (“BNB”), whose purpose is to guarantee the repayment of borrowings obtained for the construction of small hydroelectric generating plants. Funds in this account are invested in low risk, highly-liquid, shorter-term investments that earn interest at 97% of the CDI rate. Funds are restricted until the full repayment of the related borrowings, expected to occur in 2026.

10. Income and social contribution taxes

Reconciliation of Effective Tax Rate—The Group´s effective tax rate differs from the amount that would arise using the combined statutory tax rate of 34% applicable for Brazilian entities as follows:

	2014	2013
Income before income tax and social contribution	36,646	53,827
Combined income tax and social contribution rate	34%	34%

Income tax and social contribution at statutory rate	(12,460)	(18,301)

Effect of subsidiaries taxed under the deemed profit regime	3,752	11,884
Allocation of expense from Parent	(3,947)	(3,888)
Utilization of unrecognized tax loss carryforwards	103	277
Other permanent differences	135	60

Income and social contribution tax expense	(12,417)	(9,968)

Current	(12,520)	(10,245)
Deferred	103	277

Income and social contribution tax expense	(12,417)	(9,968)

Given the deemed profit election at the Group´s operating project companies, no related tax impacts, current or deferred, have been recorded for the allocation of expenses from Parent in the combined financial statements.

Changes in tax law:    Law nº 12.973—On May 13, 2014, Provisional Measure MP 627 was converted into Law nº 12.973, with alterations to some of the original provisions of MP 627, more specifically to those related to the treatment of dividends, interest on own capital and evaluation of investments at net equity value. The Group elected to early adopt such rules beginning calendar year 2014. The effect of these changes had no effect on the combined financial statements of the Group, as dividends and/or interest on capital were not greater than those recorded in accordance with prior tax accounting methods and criteria effective as at December 31, 2007.

11. Taxes payable

The composition of taxes payable is as follows:

	12/31/14	12/31/13	01/01/13
Income and social contribution taxes (IRPJ and CSLL)	4,843	2,829	2,829
Federal sales taxes (PIS and COFINS)	1,425	1,220	1,205
Other taxes	326	347	266

Total	6,594	4,396	4,300

12. Prepaid and recoverable taxes

The balances of prepaid and recoverable taxes consist of the following:

	12/31/14	12/31/13	01/01/13
Income and social contribution taxes (IRPJ and CSLL)	3,266	925	469
Federal sales tax (PIS and COFINS)	1,254	573	668
Others	728	707	197

Total	5,248	2,205	1,334

Current	3,037	1,257	428
Noncurrent	2,211	948	906

Total	5,248	2,205	1,334

13. Commitments for social and environmental costs

The Group provides for commitments for social and environmental costs in current and noncurrent liabilities, and capitalizes such costs in fixed assets over the projects’ construction periods. After plant startup, such costs are reviewed and are added or deducted from the cost of the related fixed asset in the period that it is adjusted.

	12/31/13	Addition	Payment	Interest	12/31/14
Commitment for social and environmental costs	2,017	5,073	(2,020)	837	5,907

Classified as:
Current	2,017				3,685
Non current	—				2,222

Total	2,017				5,907

14. Parent’s net investment and related party transactions

The separate legal entities that comprise the Group are not held by a single legal entity. As such, Parent’s net investment is shown in lieu of shareholders’ equity in these combined financial statements. Parent’s net investment represents the cumulative net investment by Renova in the Group through that date. The impact of transactions between the Group and Renova that were not historically settled in cash, including certain intercompany loans, are also included in Parent’s net investment.

The following summarizes the Group´s transactions with its parent Renova.

Allocated expenses from Parent—As discussed in note 2, during the periods presented, the Group functioned as part of the larger group of companies controlled by Renova, and accordingly, Renova performed certain operating and corporate overhead functions for the Group. These functions include, but are not limited to, executive oversight, legal, finance, human resources, internal audit, financial reporting, tax planning, and investor relations. The costs of such services have been allocated to the Group based on the most relevant allocation method for the service provided, primarily based on relative percentage of revenue, installed capacity or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Group been operating as a separate entity apart from Renova. Total corporate expenses that were allocated to the Group and recorded in general and administrative expenses in the combined income statements were R$11,608 and R$11,437 for 2014 and 2013, respectively.

Intercompany loans and balances—Periodically the Group and Renova enter into intercompany loans based on the Group´s working capital needs and available cash positions. These intercompany loans generally bear interest at TJLP plus a credit spread. Outstanding intercompany loans payable and receivable, including accrued interest are reflected as part of Parent´s net investment. At December 31, 2014, the outstanding balances of loans payable by the Group to Renova were R$1,683. During the year ended 2014, R$40,402 of outstanding loans made by Renova to the Group in 2013 were capitalized by the Group companies.

Dividends—The Group companies are all incorporated as Brazilian corporations (sociedades anônimas—S.A.) in accordance with Brazilian corporate law. Based on the law and their articles of incorporation, the Group companies are required to pay mandatory dividends based on net income, if any, after allocations to legal reserves on profits and compensation of accumulated losses, if any. Additional distributions may be made, but are restricted under the terms of the project company borrowing agreements. Any such additional dividends must be approved by the applicable financial institution. During the years ended December 31, 2014 and 2013, the Group paid dividends to Renova in the amounts of R$52,050 and R$12,000, respectively.

Guarantees—Renova has issued nonconvertible debentures which are collateralized by the pledge of its shares in Enerbras and a collateral assignment of assets and certain rights to dividends distributed by Espra, Bahia and Salvador, which are deposited in a restricted accounts.

Transactions with other related parties included the following:

Director´s and key management remuneration expense—Remuneration expense of directors and other key management personnel of Renova of R$1,769 and R$ 783, were allocated to the Group in 2014 and 2013, respectively.

15. Net revenue

	2014	2013

Power generation
Electric power supply—Eletrobras	23,442	42,094
Electric power supply —CCEE	206,353	193,434

Gross revenue	229,795	235,528

Less: Federal sales taxes
COFINS	(6,838)	(6,994)
PIS	(1,483)	(1,515)

Total deductions	(8,321)	(8,509)

Net revenue	221,794	227,019

16. Costs and expenses by nature

	2014		2013
	Cost of services provided	Expenses	Cost of services provided	Expenses
Distribution system fee	(11,715)	—	(11,307)	—
Inspection fee	(1,258)	—	(124)	—

	(12,973)	—	(11,431)	—

Depreciation and amortization(*)	(68,068)	(797)	(66,912)	(895)
Third-party services	(25,424)	(10,567)	(5,527)	(8,896)
Personnel expenses	—	(6,652)	—	(4,545)
Rentals	(1,921)	(413)	(1,742)	(732)
Insurance	(1,721)	(56)	(3,538)	(53)
Other (expenses) income, net	(248)	21	(244)	(761)

	(97,382)	(18,464)	(77,963)	(15,882)

Total	(110,355)	(18,464)	(89,394)	(15,882)

(*)	Includes R$792 and R$888 for 2014 and 2013, respectively, as allocated from Parent (note 14).

17. Finance Income (expenses)

	2014	2013

Finance income
Income from short-term investments and restricted deposits	19,963	12,103
Other	—	41

	19,963	12,144

Finance expenses
Interest on borrowings	(69,725)	(73,552)
Financing and guarantee fees, expenses, taxes and others	(6,247)	(6,507)

	(75,972)	(80,059)

Finance expense—net	(56,009)	(67,915)

18. Financial instruments and risk management

The Group conducts transactions with financial instruments. These financial instruments are managed through operating strategies that aim at liquidity, profitability and security.

The risks associated with these operations are managed according to the practices defined by management of the Group and Renova, including the monitoring of the levels of exposure of each market risk and estimated future cash flows. These practices also determine that the information is updated in the Group´s operating systems, as well as the information and operation of the transactions with counterparties.

Categories of financial instruments—The following table summarizes the Group´s financial instruments by classification and related carrying amounts as recorded in the combined balance sheets at December 31, 2014 and 2013.

	12/31/14					12/31/13
	Loans and receivables	Fair value through profit or loss	Held to maturity	Other at amortized cost	Total	Loans and receivables	Fair value through profit or loss	Held to maturity	Other at amortized cost	Total

Financial assets
Current
Short-term Investments	—	24,477		—	24,477	—	40,567			40,567
Trade receivables	22,675			—	22,675	20,921	—		—	20,921
Restricted deposits	—	—		—	—	—	—	27,192	—	27,192
Noncurrent
Restricted deposits			160,488	—	160,488			123,531		123,531

Financial liabilities
Current
Trade payables	—	—		18,460	18,460	—	—		13,441	13,441
Borrowings	—	—		70,071	70,071	—	—		68,760	68,760
Noncurrent
Borrowings	—	—		893,046	893,046	—	—		953,856	953,856

Fair value of financial instruments—The Group is exposed to the risks of changes in the fair value of its financial assets and liabilities. The following table summarizes the fair values and the carrying amounts of the Group´s financial assets and liabilities at December 31, 2014 and 2013.

	Fair value		Carrying amount
	12/31/14	12/31/13	12/31/14	12/31/13

Financial assets
Current
Short-terms investments	24,477	40,567	24,477	40,567
Trade receivables	22,675	20,921	22,675	20,921
Restricted deposits	—	27,192	—	27,192
Noncurrent
Restricted deposits	160,488	123,531	160,488	123,531

Financial liabilities
Current
Trade payables	18,460	13,441	18,460	13,441
Borrowings	70,688	69,377	70,071	68,760

Noncurrent
Borrowings	901,271	962,698	893,046	953,856

Fair value measurement—The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used in the estimation of fair value are based on available market information and methodologies applied consistently for all periods presented. Significant judgment is required to understand the market information and estimate the fair value. The use of different market methodologies or assumptions may have a material effect on the estimated fair values.

The fair values of short-term investments, restricted deposits, and trade receivables and payables approximate their carrying values due to their short-term nature and as they have characteristics similar to those that would be obtained had these financial instruments been traded in the market.

The fair values for the Group´s financial assets and liabilities that are measured at fair value in the combined financial statements, are classified based on the following fair value hierarchy depending on the inputs used in the valuation methods applied:

Level 1—Use of quoted prices (unadjusted) in active markets for identical instruments. A financial instrument is considered as quoted in an active market if the quoted prices are immediately and regularly available from a stock exchange or organized over-the-counter market, by operators, brokers or market association, by entities whose purpose is to disclose the prices by regulatory agencies, and if these prices represent market transactions regularly carried out between market participants in orderly transactions.

Level 2—Use of inputs other than quoted prices included in Level 1 that are observable for the instrument, either directly (that is, as prices) or indirectly (that is, derived from prices). In relation to financial instruments not traded in an active market, the fair value must be determined based on the valuation/pricing methodology.

Level 3—Use of inputs that are not based on observable market data (non-observable inputs).

The classification of financial instruments that are measured at fair value in the combined financial statements by fair value hierarchy level is as follows:

		Fair value as of December 31, 2014
Description	Balance at 12/31/14	Level 1	Level 2	Level 3

Assets
Short-term investments	24,477		24,477

Market risk—The market risk reflects the possibility of monetary losses due to the changes in variables that impact the prices and rates traded in the market. These fluctuations basically impact all sectors and, therefore, represent financial risk factors.

The Group´s principal market risk exposure is to interest rate risk, specifically variable rate CDI interest received on the Group´s short term investments and restricted deposits and to the TJLP rate on borrowings with BNDES.

Furthermore, the Group´s borrowings are concentrated with BNB and BNDES. The contractual rules applicable to financial liabilities represent risks related to these exposures.

The following table details the sensitivity of the expected variation of 10% of the exposure to the rates of interest on financial assets and liabilities as of December 31, 2014. This percentage is the average rate sensitivity used to internally present risks to key management personnel and corresponds to management’s assessment of the possible changes in these rates.

	Risk	Impact on income and equity

Financial assets
Short-term investments	CDI decrease	(264)
Restricted deposits	CDI decrease	(1,728)

Financial liabilities
Borrowings	TJLP increase	(5,297)

Liquidity risk—Liquidity risk is the risk associated with the Group’s ability to meet its obligations underlying its financial liabilities.

Cash flow from operating activities provides the funds to service financial liabilities on a day-to-day basis. The Group enters into borrowings solely to leverage its operating capacity. This assumption is confirmed based on the characteristics of the Group’s borrowings.

The table below sets out details of the obligations assumed by the Group according to the contractual maturities of its financial liabilities as of December 31, 2014, taking into account principal and interest, based on the undiscounted cash flows, considering the earliest date on which the Group may have to settle the respective obligation:

Financial instruments	Note	Weighted average interest rate	Less than 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Borrowings	8	7,02%	5,867	11,735	52,813	348,532	553,012	971,959
Trade payables			18,460	—	—	—	—	18,460

Total			24,327	11,735	52,813	348,532	553,012	990,419

Credit risk—Credit risk is the risk of financial loss to the Group that a counterparty will not meet its obligations under a financial instrument or customer contract. The Company is exposed to credit risk from its operating activities (principally, trade receivables) and its investing activities, including deposits with banks and financial institutions, and other financial instruments.

		Carrying amount
		Combined
	Note	12/31/14	12/31/13
Financial assets

Current
Short-term investments	4	24,477	40,567
Trade receivables	5	22,475	20,921

Short-term investments—Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.

Trade receivables and Energy balance—CCEE/Eletrobras—In the power sector, the operations carried out are directed to the regulatory agency that maintains the active information on the positions of produced and consumed power. Based on this structure, planning is made to operate the system without interferences or interruptions. Power is sold through auctions, agreements, among others. This system is reliable and controls the payments by the players in the market.

Derivative transactions—No transactions with derivative financial instruments were conducted in the years reported.

Capital management—The objectives of the Group in managing its capital are to ensure that the Group is always capable of providing return to its shareholders and benefits to other stakeholders, and maintains an adequate capital structure to reduce this cost.

	Combined
	12/31/14	12/31/13
Borrowings	963,117	1,022,616
Less: Cash and cash equivalents and, short-term investments and restricted deposits	(219,074)	(212,089)
Net debt	744,043	810,527
Parent’s net investment	609,395	624,958
Financial leverage ratio—%	122%	130%

Other operational risks

Risk of shortage of wind—This risk results from the shortage of wind due to natural factors, which is reduced because the “wind deposits” in Brazil are one of the best in the world, as in addition to high speed, wind is considered stable, different from certain regions in Asia and the United States, which are subject to cyclones, typhoons and other natural factors.

Hydrological risks—The power supplied through the National Interconnected System (SIN) is mostly generated by hydroelectric power plants. As the SIN operates through an optimized shipment system, centralized at the National Electric System Operator (ONS), each hydroelectric power plant, including those owned by the Group, is exposed to the existing hydrological conditions, both in the region where it operates and other Brazilian regions.

When the hydrological conditions are unfavorable, together with the obligation of delivering the contracted power, the Group could be exposed to the power spot market, which would affect its future financial results. However, the Company’s total hydroelectric power generation capacity is part of the Energy Relocation Mechanism (MRE), which partly mitigates the hydrological risk by spreading it across all the plants included in the MRE.

19. Insurance coverage

The following table presents the main values at risk with insurance coverage contracted by the Group:

		Total		Effective term
Company	Insured item	Coverage		Start	End	Insured
Bahia	Guarantee CCT	R$	722	06/30/2014	06/30/2015	ANEEL
Salvador	Guarantee CCT	R$	1,217	06/30/2014	06/30/2015	ANEEL
Espra	Operation risks	R$	156,109	09/25/2014	09/25/2015	Espra
Espra	Operation risks	R$	20,000	09/25/2014	09/25/2016	Espra

20. Subsequent events

On May 6, 2015, the board of directors of Renova approved a planned share contribution agreement to be entered into with TerraForm Global, Inc. (“TerraForm Global”), an indirect subsidiary of SunEdison, Inc., whereby Renova will contribute all of its interests in the Group’s project companies for shares in TerraForm Global and or cash. The transaction will be conditioned on applicable regulatory and third party approvals, as well as the successful completion of TerraForm Global’s planned underwritten initial public offering of shares to be registered in the United States of America.

Management has considered subsequent events through May 6, 2015, the date these combined financial statements were authorized to be issued.

Independent auditor’s report

The Board of Directors

SunEdison Energy Southern Africa Proprietary Limited

Report on the financial statements

We have audited the accompanying combined financial statements of Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited, which comprise the combined balance sheets as of December 31, 2014 and 2013, and the related combined statements of operations and comprehensive income, invested equity, and cash flows for each of the years then ended, and the related notes to the combined financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited as of December 31, 2014 and 2013, and the results of their combined operations and their combined cash flows for each of the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG Inc.

Johannesburg, South Africa

7 May 2015

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Combined balance sheets

As at December 31, 2014 and 2013

Figures in ZAR ‘000	Note(s)	December 31, 2014	December 31, 2013

Assets

Current assets
Cash and cash equivalents	3	147 764	—
Restricted cash	4	128 251	1 160 471
Accounts receivable	5	73 582	63
Deferred financing costs, net	7	150	1 004
Deferred income tax	16	14 685	—
Value-added tax (VAT) receivable		—	112 003
Prepaid expenses		7 699	9 358

Total current assets		372 131	1 282 899

Non-current assets
Property, plant and equipment, net	6	2 241 486	838 475
Derivatives	8	—	8 943
Deferred financing costs, net	7	1 472	1 622

Total non-current assets		2 242 958	849 040

Total assets		2 615 089	2 131 939

Liabilities and invested equity

Current liabilities
Current portion of long-term debt	9	72 598	8 193
Value-added tax (VAT) payable		3 680	—
Accruals	11	54 496	1 933
Accounts payable	12	7 451	—
Accounts payable—related parties	12	16 598	242 603
Derivatives	8	18 763	—
Income tax payable		2 790	2 790

Total current liabilities		176 376	255 519

Non-current liabilities
Long-term debt	9	1 927 306	1 403 483
Loans from shareholders—related parties	10	361 792	302 277
Deferred income tax	16	25 733	—
Asset retirement obligation	13	43 991	14 671

Total non-current liabilities		2 358 822	1 720 431

Total liabilities		2 535 198	1 975 950

Invested equity
Invested equity		79 891	155 989

Total liabilities and invested equity		2 615 089	2 131 939

Commitments and contingencies have been discussed in detail in note 18.

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Combined statements of operations and comprehensive income

For the years ended December 31, 2014 and 2013

Figures in ZAR ‘000	Note(s)	December 31, 2014	December 31, 2013
Power energy revenue	14	159 582	—
Cost of operations		(13 766)	—
Depreciation	6	(29 325)	—
Accretion of asset retirement obligation	13	(2 707)	—
Operating costs and expenses		(45 798)	—
Gross profit		113 784	—
General and administrative expenses		(15 995)	(25 686)
General and administrative expenses—related Parties		(42 458)	(42 123)
Operating income/(loss)		55 331	(67 809)
Other income	15	46 182	18 996
Other expenses	15	(138 857)	(31 973)
(Loss)/Gain on derivatives	8	(27 706)	9 882
Net other expenses		(120 381)	(3 095)
Loss before income tax		(65 050)	(70 904)
Income tax expense	16	(11 048)	(2 790)
Net loss		(76 098)	(73 694)
Other comprehensive income		—	—

Total comprehensive loss		(76 098)	(73 694)

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Combined statements of invested equity

For the years ended December 31, 2014 and 2013

Figures in ZAR’000	Invested Equity
Balance at January 1, 2013	194 166
Contributions from investors	35 517
Total comprehensive loss	(73 694)

Balance at December 31, 2013	155 989
Total comprehensive loss	(76 098)

Balance at December 31, 2014	79 891

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Combined statements of cash flows

For the years ended December 31, 2014 and 2013

Figures in ZAR ‘000	December 31, 2014	December 31, 2013

Cash flows from/(used in) operating activities:
Net loss	(76 098)	(73 694)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Fair value loss/(gain) on interest rate swap	27 706	(9 882)
Depreciation expense	29 325	—
Accretion expense	2 707	—
Interest expense accrued	69 415	—
Amortization of debt issuance costs	2 751	561
Amortization of deferred financing costs	1 202	13 760
Tax expense	11 048	2 790

Changes in operating assets and liabilities:
Accounts and other receivables	(71 831)	(16 048)
Accounts and other payables	116 789	(111 797)

	44 958	(127 845)

Net cash earned from/(used in) operating activities	113 014	(194 310)

Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment	(1 476 672)	(477 580)
Borrowing costs paid, capitalized to property, plant and equipment	(96 376)	(19 031)
Change in restricted cash	1 032 220	(1 020 332)

Net cash used in investing activities	(540 828)	(1 516 943)

Cash flows from financing activities
Contributions from investors	—	35 517
Proceeds from long-term loans	535 725	1 444 816
Repayment of long term loans	(10 837)	—
Proceeds from shareholder loans	50 690	230 920

Net cash provided by financing activities	575 578	1 711 253

Net increase in cash and cash equivalents	147 764
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	147 764	—

Supplemental disclosures
Cash paid for interest including amounts capitalized	164 763	37 283
Cash paid for income taxes	—	—

Schedule of non-cash activities
Additions to property, plant and equipment in accounts payable, accrued expenses and other current liabilities	56 628	223 954
Additions to property, plant and equipment related to asset retirement obligation (ARO)	26 613	14 671

See accompanying notes to combined financial statements.

Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited

Notes to the combined financial statements

For the years ended December 31, 2014 and 2013

1. Nature of operations

The Operating Entities (the “Operating Entities”), as used in the combined financial statements, comprise the entities listed below and their solar energy systems:

•	Core Energy (RF) Proprietary Limited (“Core”)
•	Erika Energy (RF) Proprietary Limited (“Erika”)

The Operating Entities are not a single stand-alone legal entity, but are a combination of entities that are under common control of SunEdison Green Power Renewable Energy Southern Africa Proprietary Limited (“SEGP Renewable Energy Southern Africa (Pty) Ltd”). The primary assets of the Operating Entities consist of two solar parks (Soutpan Solar Park and Witkop Solar Park), located in South Africa, with a maximum contracted capacity of 58 Megawatts. Apart from having separate signed Power Purchase Agreements (“PPAs”) with Eskom Holdings SOC Limited (“Eskom”), the majority supplier of electricity to the South African public, the Operating Entities have obtained the necessary licenses to perform their activities from the National Energy Regulator of South Africa (“NERSA”). Soutpan Solar Park achieved Commercial Operation Date (“COD”) on 4 July 2014, while Witkop Solar Park achieved COD on 20 September 2014. The PPAs are valid for a period of 20 years from COD.

Basis of presentation

Financial information is required, as part of a listing, for certain entities within the SunEdison LLC Group (“the SunEdison Group”) that are under common control. These entities, however, are not part of a legal sub-group whose financial statements are consolidated. As such, combined financial statements of the Operating Entities have been prepared as at and for the years ended, December 31, 2014 and 2013. The Operating Entities’ combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by non-governmental entities. During the years ended December 31, 2014 and 2013, there were no material transactions among the combined entities that required elimination. The Operating Entities’ functional and presentation currency is the South African Rand (“ZAR”).

2. Summary of significant accounting policies

Use of estimates

In preparing the combined financial statements, and in conformity with U.S. GAAP, management uses estimates and assumptions that may affect reported amounts and disclosures. Estimates and assumptions are used when determining the fair value of financial instruments, useful lives of assets, accounting for asset retirement obligations and deferred taxes, as well as identifying contingencies. These estimates and assumptions are based on current facts, historical experience, and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, income, costs and expenses that are not readily apparent from other sources. Actual results could differ from these estimates.

Revenue

Power purchase agreements

Substantially all of the Operating Entities’ revenues are obtained through the sale of energy to Eskom pursuant to terms of the PPAs. Concentration risk does exist as the Operating Entities transact with only one customer, namely Eskom. This concentration risk cannot be mitigated due to the limitations of the energy market within South Africa. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases are contingent rental recorded as income when the electricity is delivered.

Leases

The land on which the solar energy systems are situated is leased under operating lease agreements with a lease term of 25 years. Rentals applicable to operating leases, where substantially all of the benefits and risks of ownership remain with the lessor are charged to the statement of operations and comprehensive income on a straight-line basis over the period of the lease.

Income taxes

Income tax balances are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those basis differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as basis differences. Management records the tax effect of these basis differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that will be taxable in future periods but have not yet been recorded in the combined statement of operations and comprehensive income).

Management regularly reviews the deferred tax assets, including unused tax benefits, for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income, and the expected timing of the reversals of existing basis differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized.

Management has made the best estimates of certain income tax amounts included in the combined financial statements. Application of the accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In determining these estimates, management considers various factors, which include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how likely such change may have a material impact.

Interest and penalties are accounted for as income tax.

Cash and cash equivalents

Cash and cash equivalents comprise of all cash balances.

Restricted cash

Restricted cash consists of cash on deposit in financial institutions that are restricted from use in operations pursuant to requirements of certain debt agreements. These funds are reserved for current debt service payments in accordance with the restrictions in the debt agreements.

Accounts receivable

Accounts receivable are reported on the combined balance sheet at the invoiced amounts adjusted for any write-offs and the allowance for doubtful accounts. Management establishes an allowance for doubtful accounts to adjust the receivables to amounts considered to be ultimately collectible. The allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of customers, and historical experience.

Property, plant and equipment

Property, plant and equipment consists of solar energy systems and is stated at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred. When property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property, plant and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems of thirty years.

Borrowings

Borrowings consist of long-term debt facilities entered into by the Operating Entities. The loans are recorded at amortized cost.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. Whenever an impairment indicator exists of the total future estimate of undiscounted cash flows expected from an asset being less than its carrying value an impairment calculation is performed. If such an impairment indicator exists, an impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations and comprehensive income. Fair values are determined by a variety of valuation methods including appraisals, sales prices of similar assets, and present value techniques. There were no impairments recognized during the year ended December 31, 2014 and 2013.

Deferred financing costs

Deferred financing costs consist of debt issuance costs and commitment fees incurred by the Operating Entities and are directly attributable to the long-term debt facilities.

Debt issuance costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective-interest method. The amortization of debt issuance costs is recorded in other expenses.

Commitment fees

Fees associated with commitment facilities that are not revolving lines of credit are deferred and amortized on a straight-line basis over the commitment period. The commitment period, as defined in the loan agreements, terminates at the earlier of actual COD, 140 days after scheduled COD, or the date of the full draw of the committed facility. For each of these loans, the commitment period expired at 140 days after scheduled COD. Amortization of commitment fees is recorded in other expenses, as of December 31, 2014, these fees have been fully amortized.

Derivatives

All derivative instruments are recorded on the combined balance sheet at fair value. As hedge accounting has not been applied, the movement in derivatives is reported directly in earnings.

Asset retirement obligation

The Operating Entities’ asset retirement obligations relate to leased land upon which the solar energy systems were constructed. The Operating Entities are required to restore the leased land to an agreed-upon condition from the date construction of the asset commences. This would involve dismantling property, plant and equipment constructed on the leased land, and restoring the land to its pre-construction condition. The Operating Entities are required to record the present value of the estimated obligations as the solar energy systems are constructed. At the same time, a corresponding asset was capitalized to the solar energy systems’ cost. The asset retirement obligations will be accreted to their future value over the terms of the land leases, and the amounts capitalized through COD will be depreciated over the remainder of the same term.

Commitments and contingencies

The Operating Entities are involved in litigation and claims in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, the minimum amount in the range will be accrued. Management continually evaluates uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimate liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable than an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Commitments related to projects, consist of amounts contracted for but not yet incurred.

Fair value measurement

Management performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, management considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of non-performance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The Operating Entities’ interest rate swaps are classified as Level 2 since all significant inputs are observable for similar instruments. The fair value is determined based on observable market prices for interest rates. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. There were no transfers between Level 1, Level 2 and Level 3 financial instruments during the years ended December 31, 2014 and 2013.

The Operating Entities maintain various financial instruments recorded at cost in the December 31, 2014 and 2013 combined balance sheets that are not required to be recorded at fair value. For these instruments, the Operating Entities used the following methods and assumptions to estimate the fair value:

•	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of the instruments.

•

Long-term debt fair value is based on the amount of future cash flows associated with each debt instrument discounted at the current borrowing rate for similar debt instruments of comparable terms. As at December 31, 2014, the fair value of the Operating Entities’ long-term debt with unrelated parties is approximately 8.0% greater than its carrying value. At December 31, 2013, the fair value was approximately 2.3% greater than its carrying amount.

•

Given that the shareholder loan agreements do not contain a fixed or determinable repayment schedule, and thus no imputed interest rate is applied, the amortized cost carrying value of loans from shareholders is deemed to approximate fair value.

3. Cash and cash equivalents

Cash and cash equivalents consist of:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Bank balances	147 764	—

The full value of cash and cash equivalents has been pledged as collateral against the Long-term debt of the Operating Entities.

4. Restricted cash

Restricted cash consists of:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Restricted cash	128 251	1 160 471

2014

In terms of the relevant loan agreements, the Operating Entities were required to maintain separate bank accounts with minimum balances to at least fully cover all scheduled debt repayments due in the immediate six month period. Refer to note 9 for further details on these loans.

2013

In terms of the relevant loan agreements, the Operating Entities were required to maintain separate bank accounts with minimum balances to at least fully cover all scheduled milestone payments to the solar energy system construction contractors.

The full value of restricted cash has been pledged as collateral against the long-term debt of the Operating Entities.

5. Accounts receivable

Accounts receivable consist of:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Trade debtors	73 582	—
Other debtors	—	63

	73 582	63

The Operating Entities’ sole trade debtor, Eskom, is a state owned entity. The PPA also makes provision in the event that Eskom defaults on payment, the South African Department of Energy will settle the outstanding debt. As the amounts owing by Eskom have been guaranteed by a governmental agency, all amounts owing by Eskom are considered fully recoverable. Further, no allowance for doubtful accounts has been recognized as no default indicator has been identified.

None of the receivables are past due or impaired.

The full value of the accounts receivable has been pledged as collateral against the long-term debt of the Operating Entities.

6. Property, plant and equipment

Property, plant and equipment, net, consists of the following:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Solar energy systems	2 270 811	838 475
Less: accumulated depreciation—solar energy systems	(29 325)	—
Property, plant and equipment, net	2 241 486	838 475

The Operating Entities recorded depreciation expense related to property, plant and equipment of R29 324 589 and Rnil for the years ended December 31, 2014 and 2013, respectively.

Included in the balance of solar energy systems is capitalized interest on expenditures directly attributable to the construction of the solar energy systems of R115 407 221 and R19 031 454 as at December 31, 2014 and 2013, respectively.

Also included in the balance of solar energy systems is an asset relating to the ARO, which is depreciated over the remaining term of the land lease. Amounts totaling R41 284 442 and R14 670 965 were capitalized as at December 31, 2014 and 2013, respectively.

The full value of the solar energy systems has been pledged as collateral against the long-term debt of the Operating Entities. The fair value of the property, plant and equipment is considered to approximate its carrying amount for the years ended December 31, 2014 and 2013.

7. Deferred financing costs

Debt issuance costs, comprising legal fees, which were incurred by both Core and Erika in establishing their loan facilities with the Standard Bank of South Africa Limited (“Standard Bank”), have been deferred on the balance sheet and are amortized based on the effective interest rate over the period of the loan.

The Operating Entities are also required to pay to an agent (for onward distribution to the relevant lenders) a commitment fee for the facility during a specified availability period. The commitment fee is calculated daily during the defined availability period and is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. If any portion of the available commitment under the facility is canceled, the commitment fee is payable on any canceled amount at the time the cancelation is effective. Commitment fees are deferred and amortized on a straight-line basis during the availability period.

As at December 31, 2014 and 2013, deferred financing costs consist of:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Current	150	1 004
Non-current	1 472	1 622

	1 622	2 626

Amortization of debt issuance costs amounted to R146 974 and R39 421 for the years ended December 31, 2014 and 2013, respectively. Amortization of commitment fees amounted to R1 054 893 and R13 720 873 for the years ended December 31, 2014 and 2013, respectively.

8. Derivatives

As part of the Operating Entities’ risk management strategy, Core and Erika separately entered into interest rate swaps to mitigate interest rate exposure. Interest rate swap agreements are utilized in order to economically hedge the variability of Operating Entities’ expected future cash interest payments, and are not utilized for speculative purposes.

These swap agreements were initiated in November 2012, concurrent with the inception of the term loan facilities with Standard Bank. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded to the combined statement of operations and comprehensive income.

The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract.

As at December 31, 2014 and 2013, derivative transactions consisted of the following:

Fair value at
Figures in ZAR ‘000	Balance sheet classification	Notional amount	December 31, 2014	December 31, 2013

Derivative not designated as a hedge
Interest rate swap	Current liabilities—Derivatives	1 721 081	(18 763)	—
Interest rate swap	Non-current assets—Derivatives	2 756 453	—	8 943

	Statement of operations and comprehensive income classification	Notional amount	Fair value movements
Figures in ZAR ’000			December 31, 2014	December 31, 2013

Derivative not designated as a hedge
Interest rate swap	Loss on derivatives	1 721 081	(27 706)	—
Interest rate swap	Gain on derivatives	2 756 453	—	9 882

The notional amount represents the exposure at the reporting date which varies based on changes in the loan profile.

The Operating Entities’ interest rate swaps have the following maturities:

Figures in ZAR ‘000	Notional amount	Maturity date

Derivative not designated as a hedge
As at December 31, 2013
Interest rate swap	650 006	January 30, 2014
Interest rate swap	375 904	April 25, 2014
Interest rate swap	809 672	March 28, 2024
Interest rate swap	920 871	March 28, 2024
As at December 31, 2014
Interest rate swap	804 814	March 28, 2024
Interest rate swap	916 267	March 28, 2024

Under the interest rate swap agreement, the Operating Entities pay a fixed rate and the counterparty to the agreement pays the Operating Entities a floating interest rate. The amount recorded in the balance sheet represents the estimated fair value of the net amount that the Operating Entities would receive or pay in order to exit the agreement as at December 31, 2014 and 2013, respectively, if the agreements were transferred to other third parties or canceled by the Operating Entities.

9. Long-term debt

Debt consists of the following as at December 31, 2014 and 2013:

	December 31, 2014			December 31, 2013
Figures in ZAR ‘000	Total	Current	Long-term	Total	Current	Long-term
Term loan	1 969 703	14 816	1 954 887	1 444 815	10 943	1 433 872
Accrued Interest	60 590	60 590	—	—	—	—
Debt discount	(30 389)	(2 808)	(27 581)	(33 139)	(2 750)	(30 389)

Total	1 999 904	72 598	1 927 306	1 411 676	8 193	1 403 483

On November 2, 2012, Core entered into a facility agreement with Standard Bank, which provided for a term loan facility with a limit of R1 056 million. The term loan facility bears interest at a rate of three month JIBAR plus a variable spread per annum, which represents liquidity and other risks, and matures in 2031. At December 31, 2014, the balance outstanding under the term loan facility was R1 073 million. At December 31, 2013, the balance outstanding under the term loan facility was R694 million. The average interest rates for the years ended December 31, 2014 and 2013 were 10.03% and 9.32%, respectively.

On November 2, 2012, Erika entered into a facility agreement with Standard Bank, which provided for a term loan facility with a limit of R956 million. The term loan facility bears interest at a rate of three month JIBAR plus a variable spread per annum, which represents liquidity and other risks, and matures in 2031. At December 31, 2014, the balance outstanding under the term loan facility was R958 million. At December 31, 2013, the balance outstanding under the term loan facility was R750 million. The average interest rates for the years ended December 31, 2014 and 2013 were 9.95% and 8.88%, respectively.

The estimated fair value of outstanding debt obligations was R2 159 419 065 and R1 444 709 767 at December 31, 2014 and December 31, 2013, respectively. The fair value of the outstanding debt is calculated based on expected future cash flows discounted at market interest rates for similar instruments with consideration for non-performance risk.

The combined aggregate amount of maturities for all long-term borrowings is as follows:

Contractual cash obligations	ZAR ‘000
2015	14 818
2016	17 062
2017	29 221
2018	44 262
2019	59 416
Thereafter	1 773 655

Total	1 938 434

A structuring and underwriting fee to the lender was incurred by Core and Erika as part of the establishment of this facility. The combined aggregate amount of the structuring and underwriting fee amounted to R33 867 285. This fee paid to the lender is recorded as a direct reduction of the carrying amount of the debt.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and property, plant and equipment have been pledged as collateral against the long-term borrowings of the Operating Entities. Refer to notes 3, 4, 5 and 6 for details.

10. Loans from shareholders—related parties

Loans from shareholders represent additional funding provided by shareholders of the Operating Entities, which were initially obtained to fund a portion of the Engineering Procurement Contract.

The loans from shareholders bear an interest rate of 13% from the COD. Prior to the COD, no interest was levied on the shareholder loans. The loans are unsecured and are subordinated to the long-term third party debt. The loans become repayable on demand after the long-term third party debt has been repaid.

Refer to the table below for a listing of the shareholder loans for Core and Erika, respectively.

Core

	Outstanding amount
Figures in ZAR ‘000	% shareholding	December 31, 2014	December 31, 2013
SEGP Renewable Energy Southern Africa Proprietary Limited	51	83 169	42 671
Public Investment Corporation (SOC) Limited	39	63 600	59 824
Kurisani Witkop Proprietary Limited	10	16 308	15 340

		163 077	117 835

Erika

	Outstanding amount
Figures in ZAR ‘000	% shareholding	December 31, 2014	December 31, 2013
SEGP Renewable Energy Southern Africa Proprietary Limited	51	101 345	94 065
Public Investment Corporation (SOC) Limited	24	47 692	44 266
Izingwe International Fund Proprietary Limited	10	29 807	27 667
Kurisani Witkop Proprietary Limited	15	19 871	18 444

		198 715	184 442

		361 792	302 277

11. Accruals

Accruals comprise:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Agency Fees	—	726
Audit Fees	—	700
Legal Fees	—	507
Development Fees	54 496	—

	54 496	1 933

12. Accounts payable

Accounts payable comprise:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Trade creditors	7 451	—
Related parties:
SunEdison Green Power Southern Africa Proprietary Limited	—	223 954
SEGP Solar Power Southern Africa Proprietary Limited	3 240	—
SunEdison Energy Southern Africa Proprietary Limited	13 358	18 649

	24 049	242 603

13. Asset retirement obligation

The Operating Entities recognized liabilities for asset retirement obligations (“AROs”) for their solar energy systems, from the date that construction commenced. The ARO liability is estimated based on the size of the project and the estimated cost of dismantling, and is accreted over the remainder of the lease term of the land using a credit-adjusted risk-free rate of 10.4% and 10.9% for the years ended December 31, 2014 and 2013, respectively.

The asset retirement obligations for the years ended December 31, 2014 and 2013 are as follows:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Balance at the beginning of the year	14 671	—
Recognition of liability	26 613	14 671
Accretion expense	2 707	—

Balance at the end of the year	43 991	14 671

The fair value of the ARO was estimated based on techniques that made use of third party data and management judgment.

The Operating Entities do not have any assets that are legally restricted for the purpose of settling the asset retirement obligations as at December 31, 2014 and 2013.

14. Power energy revenue

The Operating Entities entered into PPAs with Eskom, a state owned entity. In accordance with the PPAs, the counterparty acquires the full output generated by the plant on an “as available” basis.

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Revenue earned from power sales	159 582	—

As the quantity to be sold under the PPAs is based on the power plants’ actual output on an “as available basis”, the Operating Entities considered all payments as contingent rent (i.e. contingent on generation).

The cost, accumulated depreciation and carrying amount of the property, plant and equipment used as part of the PPAs, for the years ended December 31, 2014 and 2013, has been disclosed in note 6.

15. Other income/ (expenses)

Figures in ZAR ‘000	December 31, 2014	December 31, 2013

Other Income
Interest income earned on cash and cash equivalents	46 182	18 996

	46 182	18 996

Other Expenses
Interest expense on long-term debt	(226 408)	(51 004)
Interest expense on shareholder loans – related parties	(8 825)	—
Less: capitalized interest	96 376	19 031

	(138 857)	(31 973)

Total	(92 675)	(12 977)

The interest expense was capitalized at a rate of 10.05% (2013: 9.51%) for Core, and 10.59% (2013: 9.49%) for Erika based on the effective interest rate for each instrument.

16. Income taxes

Income tax expense (benefit) for the years ended December 31, 2014 and 2013 consists of the following:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Current	—	2 790
Deferred	307 171	—
Benefits of operating loss carryforwards	(296 123)	—

	11 048	2 790

Effective tax rate

Income tax expense (benefit) for the years ended December 31, 2014 and 2013, differed from the amounts computed by applying the statutory South African income tax rate of 28% (2013: 28%). The significant reconciling items have been noted below:

%	December 31, 2014		December 31, 2013
Income tax on SA statutory rate	28.0%		28.0%
Permanent items	(66.0%	)	5.8%
Change in valuation allowance	21.0%		(37.7%	)

Effective benefit rate	(17.0%	)	(3.9%	)

Deferred taxes

Deferred income taxes for the Operating Entities’ taxable project entities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Operating Entities’ deferred tax assets and liabilities at December 31, 2014 and December 31, 2013 are as follows:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013
Deferred tax assets
Current	14 685	—
Non-current	319 782	—

	334 467	—

Deferred tax assets consist of the following:
- net operating losses and tax credit carryforwards	296 123	—
- pre-trade expenditures	22 804	22 804
- accrued expenses	15 259	—
- asset retirement obligation	13 075	4 108
- other	281	(161)
- valuation allowance	(13 075)	(26 751)

	334 467	—

Deferred tax liabilities
Current	—	—
Non-current	(345 515)	—

	(345 515)	—

Deferred tax liabilities consist of the following:
- property, plant and equipment	(345 515)	—

	(345 515)	—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities and generation of future taxable income during the periods in which the deferred tax assets become deductible. During the year ended December 31, 2014, a valuation allowance was recognized on the tax effect of the Asset Retirement Obligation, as there is insufficient evidence to suggest there will be sufficient taxable income during the periods in which certain of the deferred tax assets will be realized.

The operating loss carryforward period is indefinite, subject to certain conditions.

As at December 31, 2014 and 2013, the Operating Entities have identified no uncertain tax positions, for which a reserve under ASC 740-10 would be required.

17. Fair value measurement

The fair value of the Operating Entities’ long-term debt was determined using inputs classified as Level 2 and a discounted cash flow approach using market rates for similar debt instruments. The carrying amount and estimated fair value of the Operating Entities’ long-term debt as at December 31, 2014 and 2013 are as follows:

	As at December 31, 2014		As at December 31, 2013
Figures in ZAR ‘000	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities:
Long-term debt, including current portion	1 999 904	2 159 419	1 411 676	1 444 710

Recurring fair value measurements

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying combined balance sheet:

	As at December 31, 2014				As at December 31, 2013
Figures in ZAR ‘000	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Interest rate swaps	—	—	—	—	—	8 943	—	8 943

Total Derivative Assets	—	—	—	—	—	8 943	—	8 943

Liabilities
Interest rate swaps	—	18 763	—	18 763	—	—	—	—

Total Derivative Liabilities	—	18 763	—	18 763	—	—	—	—

18. Commitments and contingencies

From time to time, management is notified of possible litigation or claims arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on the financial position or operations.

Operating lease

The Operating Entities are obligated under certain long-term noncancelable operating leases related to land for its solar energy systems. Certain of these lease agreements contain renewal options. Below is a summary of the Operating Entities’ future minimum lease commitments as at December 31, 2014:

Contractual cash obligations	ZAR
2015	480 795
2016	504 835
2017	530 076
2018	556 580
2019	584 409
Thereafter	17 140 316

Total	19 797 011

Total rental expense was R966 550 and R966 550 for the years ended December 31, 2014 and 2013, respectively.

Core fully prepaid the land lease pursuant to the Witkop Solar Plant for R6 278 362 at inception. Erika prepaid three years of the land lease pursuant to the Soutpan Solar Plant for R1 200 000 at inception of the lease.

Plant construction

At December 31, 2013, the Operating Entities had an outstanding commitment relating to the Engineering Procurement Contract contractor for R998 163 319. There are no similar commitments for 2014.

19. Related parties

The following parties are considered related parties of the Operating Entities:

Name of related party	Nature of relationship	Type of transactions involved in
SunEdison Green Power Southern Africa Proprietary Limited	Contractual	Engineering Procurement Contract
SEGP Solar Power Southern Africa Proprietary Limited	Contractual	Operations and Maintenance Contract
SunEdison Energy Southern Africa Proprietary Limited	Contractual	Service Level Agreement
SEGP Renewable Energy Southern Africa Proprietary Limited	Shareholder	Shareholder loan
Public Investment Corporation	Shareholder	Shareholder loan
Kurisani Witkop Proprietary Limited	Shareholder	Shareholder loan
Izingwe International Fund Proprietary Limited	Shareholder	Shareholder loan

Various related parties have provided services to the Operating Entities during the years presented. The expenses incurred by the Operating Entities have been described below:

Figures in ZAR ‘000	December 31, 2014	December 31, 2013

SunEdison Green Power Southern Africa Proprietary Limited
The Operating Entities entered into a contractual arrangement with this entity, a member of the SunEdison Group, for the construction of the solar energy systems.	1 227 739	736 605

SunEdison Energy Southern Africa Proprietary Limited:
The Operating Entities entered into a contractual arrangement with this entity, a member of the SunEdison Group, for the provision of general administration services.	42 458	42 123
Development fees incurred by the Operating Entities.	56 628	—

SEGP Solar Power Southern Africa Proprietary Limited:
The Operating Entities entered into a contractual arrangement for the operations and maintenance for the plant.	8 194	—

Refer to note 10 for details on loans provided by shareholders to the Operating Entities.

20. Subsequent events

For the combined financial statements as at and for the year then ended December 31, 2014 and 2013, management has evaluated subsequent events through 6 May 2015, the date the combined financial statements were available to be issued.

Management is not aware of any other material event which occurred after the reporting date and up to the date of this report.

Independent auditors’ report

The Board of Directors

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Report on the financial statements

We have audited the accompanying combined financial statements of EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited (together referred to as ‘the Group’) which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly in all material respects, the financial position of the Group as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG

KPMG

Gurgaon

May 5, 2015

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined statements of income

All figures in Indian Rupees (INR)

		For the year ended December 31,
	Note	2014	2013

Revenue		592,721,549	643,363,091

Operating costs and expenses:
Cost of operations		(107,866,614)	(87,929,903)
General and administrative		(18,803,795)	(14,344,393)
Depreciation and accretion		(207,653,529)	(167,856,091)
Other operating income		61,968,799	56,384,026

Total operating costs and expenses, net		(272,355,139)	(213,746,361)

Operating income		320,366,410	429,616,730

Other income (expense):
Interest expense		(310,245,757)	(271,954,690)
Interest income		49,056,019	36,463,673
Other income (expense), net		194,578	(565,153)

Total other expenses, net		(260,995,160)	(236,056,170)

Income before income tax expense		59,371,250	193,560,560
Income tax expense	8	(50,150,934)	(56,779,093)

Net Income		9,220,316	136,781,467

See accompanying notes to combined financial statements.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined balance sheets

All figures in Indian Rupees (INR)

		As of December 31,
	Note	2014	2013

Assets

Current assets:
Cash and cash equivalents		567,041	58,633,513
Restricted cash		16,899,836	19,289,855
Accounts receivable		85,616,649	48,815,975
Deferred financing costs		6,187,500	5,928,479
Other current assets	4	108,131,397	123,465,976

Total current assets		217,402,423	256,133,798
Property and equipment, net	3	4,236,467,624	4,275,303,200
Restricted cash		363,044,948	362,800,000
Deferred financing costs		37,031,532	37,169,875
Other assets	4	103,648,051	68,465,530

Total assets		4,957,594,578	4,999,872,402

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	6	305,180,720	253,028,720
Accounts payable		18,935,893	5,387,489
Accrued expenses and other current liabilities	7	952,435	81,108,704
Due to related parties	9	6,412,042	8,004,659

Total current liabilities		331,481,090	347,529,572
Other liabilities:
Long-term debt, less current portion	6	2,290,071,004	2,366,501,724
Asset retirement obligations	5	92,929,601	71,257,279
Deferred tax liabilities	8	199,340,895	152,202,464

Total liabilities		2,913,822,590	2,937,491,039

Equity:
Net parent investment		1,812,588,687	1,840,418,377
Accumulated other comprehensive income (loss)		231,183,302	221,962,986

Total equity		2,043,771,989	2,062,381,363
Total liabilities and equity		4,957,594,579	4,999,872,403

See accompanying notes to combined financial statements.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined statement of cash flows

All figures in Indian Rupees (INR)

	For the year ended December 31,
	2014	2013

Cash flows from operating activities:
Net Income	9,220,316	136,781,467
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and accretion	207,653,529	167,856,091
Amortization of deferred financing costs	5,928,479	5,151,416
Deferred taxes	47,138,431	25,215,490
Changes in assets and liabilities:
Accounts receivable	(36,800,674)	(13,839,797)
Other current assets	24,334,579	(14,078,586)
Other non-current assets	(35,182,521)	102,713,391
Accounts payable and other current liabilities	(38,691,655)	(18,755,466)
Due to related parties	(1,592,617)	8,004,659

Net cash provided by operating activities	182,007,867	399,048,664

Cash flows from investing activities:
Capital expenditures	(175,061,843)	(63,672,487)
Change in restricted cash	2,390,019	33,565,486
Deposits with bank	(9,000,000)	—

Net cash used in investing activities	(181,671,824)	(30,107,001)

Cash flows from financing activities:
Principal payments on long-term debt	(253,028,720)	(243,818,424)
Change in restricted cash	(244,948)	(24,914,259)
Proceeds from long-term debt	228,750,000	—
Dividend paid	(27,829,690)	(56,663,493)
Payment of deferred financing costs	(6,049,157)	(510,403)

Net cash used in financing activities	(58,402,515)	(325,906,579)

Net (decrease)/ increase in cash and cash equivalents	(58,066,472)	43,035,084
Cash and cash equivalents at beginning of year	58,633,513	15,598,429

Cash and cash equivalents at end of year	567,041	58,633,513

Supplemental disclosures of cash flow information:
Cash paid for interest (net of capitalization)	304,238,129	266,803,274
Income taxes paid	25,692,360	28,247,000
Schedule of non-cash investing activities:
Additions to asset retirement obligation	13,878,087	—

See accompanying notes to combined financial statements.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Combined statements of equity

All figures in Indian Rupees (INR)

	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balance at December 31, 2012	1,897,081,870	85,181,520	1,982,263,390

Net income	—	136,781,467	136,781,467
Contribution from parent[1]	—	—	—
Dividend paid, including taxes	(56,663,493)	—	(56,663,493)

Balance at December 31, 2013	1,840,418,377	221,962,986	2,062,381,363

Net income	—	9,220,316	9,220,316
Dividend paid, including taxes	(27,829,690)	—	(27,829,690)

Balance at December 31, 2014	1,812,588,687	231,183,302	2,043,771,989

See accompanying notes to combined financial statements.

1	During the year 1,650,600 numbers of shares of INR 10/- each were issued by Generacion Eolica India Limited to EN Wind Power Private Limited. All inter-company investments among the combined entities are being adjusted in net parent investment account.

EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited

Notes to combined financial statements

All figures in Indian Rupees (INR)

1. Nature of operations

EN Renewable Energy Limited (‘ENRE’), EN Wind Power Private Limited (‘ENWP’) and Generacion Eolica India Limited (‘GEI’) (Together ‘the Companies’) are domiciled in India and were formed for the purpose of developing, constructing, owning and operating are engaged in wind power generation businesses. A State Government Power Distribution Companies (‘Discom’) in India has entered into Power Purchase Agreements (‘PPA’) with each of the above mentioned Companies and all the electricity generated by the Companies is purchased by such Discoms.

Fersa Energia Renovables S.A, Spain (‘FERSA’) holds 100% of the total shares in the Companies either directly or through Fersa India Private Limited, its wholly owned subsidiary.

Basis of presentation

These financial statements represent combined financial statements of ENRE, ENWP and GEI as of and for the years ended December 31, 2014 and 2013. The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities.

These combined financial statements are presented in Indian Rupees (‘INR’) except as otherwise indicated. Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are generally included in the statements of income as incurred.

The combined financial statements have been prepared using the Companies’ historical basis for assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to these assets.

All significant inter-company transactions and balances have been eliminated in the combined financial statements.

2. Summary of significant accounting policies

Use of estimates

In preparing the combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, leases, asset retirement obligations, contingencies, impairments, accrued liabilities and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and the bank deposits with original maturity periods of three months or less.

Restricted cash

Restricted cash consists of cash on balance in banks and financial institutions that are restricted from use in operations pursuant to requirements of certain debt agreements. These funds are used to pay for current operating expenses and current debt service requirements in accordance with the restrictions in the debt agreements.

Accounts receivable

Accounts receivable are reported on the combined balance sheets at the invoiced amounts adjusted for any write-offs and an allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts as of December 31, 2014 and 2013. Unbilled receivables included in account receivables were INR 36,860,640 and INR 37,918,672 as of December 31, 2014 and 2013 respectively.

Property and equipment

Property and equipment consists of wind energy systems and construction in progress and is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the wind energy systems, which is the lesser of twenty five years or the term of the underlying non-renewable real property lease to which the assets are affixed. The useful lives of property and equipment are as under:

Useful Lives
Wind Energy Systems	25 years

Other equipment	6 years
Computers and Computer Software	6 years
Office equipment	15 years

Capitalized interest

Interest incurred on funds borrowed to finance construction of wind energy systems is capitalized until the system is ready for its intended use. There was no interest capitalized during the years ended December 31, 2014 and 2013, respectively.

Deferred financing costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized using the straight-line method over the period in which the term financing is expected to be outstanding. Amortization of deferred financing costs related to the term loans is recorded as interest expense in the combined statements of Income.

Amortization of deferred financing costs recorded as interest expense was INR 5,928,479 and INR 5,151,416 during the years ended December 31, 2014 and 2013, respectively.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of Income. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the years ended December 31, 2014 and 2013.

Asset retirement obligations

The Companies operate under real property operating lease agreements that include a requirement for the removal of the wind energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the wind energy system.

Revenue recognition

Power purchase agreements

The Companies’ revenues are obtained through the sale of energy pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements which have remaining lives of 15-25 years as of December 31, 2014. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2014 and 2013 was INR 592,721,549 and INR 521,395,410, respectively.

Grants

For certain owned wind energy systems, we receive certified emissions rights (CERs) under the Clean Development Mechanism of United Nations Framework Convention on Climate Change. CERs are generated as our wind energy systems generate electricity. CER is recognized as revenue at the time we have transferred a CER pursuant to an executed contract relating to the sale of the CERs to a third party. Also, one of the Power Purchase Agreement provides for sharing of CER revenue with the Power Purchaser. In this case, the Power Purchaser’s share of CER revenue has been netted off against total CER revenue.

The Companies are also eligible to receive generation based incentives (‘GBI’) based on Kwh of electricity fed to Discoms. For GBIs, production from our operated systems is certified by a third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. Income received pursuant to the GBI scheme is recorded as ‘Other operating income’.

Income taxes

Our income tax balances are determined and reported using a “separate return” method. Under the separate return method, income tax amounts have been computed as if the Companies filed separate tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards and tax credit carry forwards. Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of Income).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We ignore future originating temporary differences and schedule existing temporary differences to reverse on a first-in-first-out basis when determining the tax rate expected to apply for purposes of measuring deferred taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized.

The Companies intend to account for dividend distribution tax in equity in the year in which a dividend is declared.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair value measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2014 and 2013 combined balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. For due to related parties and debt, the carrying amount approximates fair value based on comparable market interest rates for similar instruments.

New accounting standards

In January 2014, the FASB issued ASU No. 2014-05, Service Concession Arrangements (ASC 853). The objective of this Update is to specify that an operating entity should not account for a service concession arrangement within the scope of this Update as a lease in accordance with Topic 840, Leases, rather, it should refer to other Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity. We are currently evaluating the impact of this standard on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our financial statements and related disclosures upon adoption.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our financial statements.

In March 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30):, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for us for our fiscal year starting December 31, 2015 and for interim periods within those fiscal years. We are currently evaluating the impact of this standard on our financial statements.

3. Property and equipment

Property and equipment consists of the following:

	As of December 31,
	2014	2013
Wind energy systems	5,148,439,380	4,145,214,998
Office equipment and computers	368,934	196,885
Other equipment	5,185,840	—
Less: Accumulated depreciation	(917,526,530)	(717,667,236)
Add: Construction in progress	—	847,558,553

Property and equipment, net	4,236,467,624	4,275,303,200

Depreciation expense was INR 199,859,294 and INR 161,624,732 for the years ended December 31, 2014 and 2013, respectively.

4. Other assets

Other assets consist of the following:

	As at December 31, 2014		As at December 31, 2013
	Current	Non-Current	Current	Non-Current
Advance recoverable from Supplier	2,077,261	—	39,052,956	—
GBI Receivables	62,953,045	—	63,424,081	—
Prepaid Land—lease rent	5,390,366	100,461,944	3,390,366	67,359,160
Deposits with banks	9,000,000	—	—	—
Income tax	18,231,097	—	—	—
Others	10,479,628	3,186,107	17,598,573	1,106,370

	108,131,397	103,648,051	123,465,976	68,465,530

5. Asset retirement obligations

Activity in asset retirement obligations for the years ended December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014	2013
Balance at the beginning of the year	71,257,279	65,025,920
Additional obligation	13,878,087	—
Accretion	7,794,235	6,231,359

Balance at the end of the year	92,929,601	71,257,279

6. Debt

Debt consists of the following:

	As at December 31,
	2014	2013
Current	305,180,720	253,028,720
Long term	2,290,071,004	2,366,501,724

Total Principal	2,595,251,724	2,619,530,444

ENRE

ENRE executed a loan agreement on March 19, 2010 with the Indian Renewable Energy Development Agency Limited (‘IREDA’).

The sanctioned term loan from IREDA was for INR 1,860,000,000, carried a rate of interest of 11.6% and required repayment of principal in 48 installments from September 30, 2011 to June 30, 2023. The loan amount borrowed, rate of interest and repayment of principal was revised to INR 1,842,059,000, 12.25% (2013: 10.9%) and 48 installments from March 31, 2012 to December 31, 2023, respectively. The term loan is secured by a mortgage and hypothecation of all existing and future immoveable and movable assets of ENRE and is further secured through a trust and retention account, bank guarantee and pledge of equity in ENRE.

ENWP

ENWP executed a rupee loan agreement on June 21, 2012 (and as amended/modified from time to time) with IREDA.

The term loan sanctioned from IREDA is for INR 745,000,000, carries a rate of interest of 12.25% and requires quarterly repayment of principal in 44 installments from March 31, 2015 to December 31, 2025. The term loan is secured by a mortgage and hypothecation of all existing and future immoveable and movable assets of ENWP and is further secured through a trust and retention account and pledge of equity in ENWP.

GEI

GEI executed a loan agreement on January 29, 2008 with IREDA.

The sanctioned term loan from IREDA was for INR 1,186,500,000, carried a rate of interest of 10.25% and required repayment of principal in 40 installments from March 31, 2009 to December 31, 2018. The rate of interest and repayment of principal was revised to 12.50% (2013: 11.40%) and 25 installments from December 31, 2012 to December 31, 2018 respectively. The term loan is secured by a mortgage and hypothecation of all existing and future immoveable and movable assets of GEI and is further secured through a trust and retention account, bank guarantee and pledge of equity in GEI.

Maturities

The aggregate amounts of payments on long-term debt due after December 31, 2014 are as follows:

Year	2015	2016	2017	2018	2019	Thereafter
Maturities of long-term debt	305,180,720	314,391,016	321,839,016	321,839,016	223,627,016	1,108,374,940

The debt arrangements contain certain representations, covenants and warranties of the borrower companies including limitations on business activities, guarantees, project maintenance standards, debt to equity ratios and minimum debt service reserve requirements. The debt service reserve money is required to be maintained out of the cash flows generated from the project, which shall be funded through the receivables from business operations.

7. Accrued expenses and other current liabilities

Accrued expenses and other liabilities consist of the following:

	As at December 31,
	2014	2013
Income taxes payable	—	5,769,826
Payable to Enercon India Limited	—	27,916,210
Interest payable on term loan	—	36,410,491
Payable to employees	79,133	55,107
Other liabilities	873,302	10,957,070

	952,435	81,108,704

8. Income taxes

Income tax balances are determined and reported herein under the “separate return” method.

Income tax expense consists of the following:

	Current	Deferred	Total
Year ended December 31, 2014	3,012,503	47,138,431	50,150,934
Year ended December 31, 2013	31,563,604	25,215,490	56,779,093

Tax rate reconciliation

The applicable Indian statutory tax rate for the tax year ended 2014 and 2013 is 34.61% and 33.99%, respectively. Income tax expense differed from the amounts computed by applying the statutory Indian income tax rate of 34.61% to profit before income taxes.

	For the year ended December 31,
	2014	2013
Income tax at Indian statutory rate	34.61%	34.61%
Increase (reduction) in income taxes:
Impact of valuation allowance	17.68%	17.42%
Impact of tax holidays	30.12%	(22.34%	)
Others	1.94%	(0.36)%
Effective tax benefit rate	84.36%	29.33%

The impact of tax holiday is an expense of INR 17,909,015 for the year ended December 31, 2014 and a benefit of INR 43,244,684 for the year ended December 31, 2013.

Significant components of deferred taxes

The significant component of deferred tax assets and liabilities for the year ended December 31, 2014 and December 31, 2013 are as follows:

	As of December 31,
	2014	2013

Deferred tax assets:
Minimum alternate tax credit	34,576,107	31,563,604
Asset retirement obligations	32,162,935	24,662,144

Total deferred tax assets	66,739,042	56,225,748

Deferred tax liabilities:
Property and equipment	199,340,895	152,202,464

Total deferred tax liabilities	199,340,895	152,202,464

Valuation allowance	66,739,042	56,225,748

Net deferred tax liabilities	199,340,895	152,202,464

The Companies have unabsorbed depreciation for Indian income tax purposes of INR 595,868,456 as at December 31, 2014 and INR 503,436,284 as at December 31, 2013 which are available to offset future taxable income, if any, over an indefinite period. A deferred tax asset has not been recognized since the amounts are forecasted to be utilized during the Companies’ tax holiday periods. The Companies have a minimum alternate tax credit of INR 34,576,107 as at December 31, 2014 and INR 31,563,604 as at December 31, 2013 which are available to offset future taxes and expire during the period from March 31, 2019 to March 31, 2022. The minimum alternate tax rate is 19.05%.

The Companies have a tax holiday which expires 15 years from the date of commissioning of the wind energy system and is available for a 10 year period starting from the date on which the project entity starts claiming the holiday. The tax holiday provides for a zero percent tax rate during the years it applies. The 10 year tax holiday periods apply from March 31, 2012, March 31, 2015 and March 31, 2018 for GEI, ENRE and ENWP, respectively. The tax holiday ends on March 31, 2022, March 31, 2025 and March 31, 2028 for GEI, ENRE and ENWP, respectively. The Companies had a net expense in 2014 as a result of the tax holiday due to the origination of taxable temporary differences expected to reverse after the expiration of the tax holiday, while the related deductions are expected to be utilized during the tax holiday period and provide no tax benefit. Carryforward unabsorbed depreciation of INR 17,312,988 was utilized by ENRE during the year ended December 31, 2013 i.e. prior to its tax holiday period.

The change in valuation allowance is INR 10,513,293 and INR 33,720,277 during the year ended December 31, 2014 and December 31, 2013, respectively.

The 2014 and 2013 tax years remain open to examination by tax authorities.

The Companies have recognized tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. As of December 31, 2014 and 2013, the total unrecognized tax benefits amounted to INR 13,900,766 and INR 13,900,766, respectively, towards tax benefits and deductibility of expenses which result in a reduction of unabsorbed depreciation carryforwards. The gross amount of increase in unrecognized tax benefits is INR Nil and INR 12,946,162 during the years ended December 31, 2014 and December 31, 2013, respectively relating to current year tax positions. These unrecognized tax benefits, if recognised, would affect the effective tax rate. Given the expectation that the carryforwards would be expected to be utilized during the tax holiday periods, these unrecognized tax benefits would have no overall tax impact.

9. Related parties

Management and technical fees

The Companies entered into a Technical and Management Services Agreement with FERSA, whereby FERSA will provide technical and management services such as provision of financial services, advising and supporting on day to day operational issues and provision and coordination of legal and tax advice, primarily on a cost-reimbursement basis, plus a 7.5% fee on arm length’s basis. Costs incurred for these services were INR 28,725,599 and INR 8,004,659 for the years ended December 31, 2014 and 2013, respectively. Related amounts were reported as cost of operations in the combined statements of income and were reflected in operating activities in the combined statements of cash flows. Amounts payable to FERSA (included in ‘Due to related parties’) in respect of the above management and technical fees is INR 6,412,042 and INR 8,004,659 as at December 31, 2014 and 2013, respectively.

Net parent investment

Net parent investment account represents common stock and additional paid in capital of ENRE, GEI and ENWP, net of intercompany investments.

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

10. Commitments and contingencies

From time to time, the Companies have become involved in claims and legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse effect on the financial position, results of operations, or cash flows of the Companies.

Contingency

There are certain pending matters relating to the sub-lease of /rights in certain portions of lands for one of the projects in which the lessor holds lease rights. The sub-lease is subject approvals from certain government authorities. The project company believes that there are no irregularities in its right to use the land and based on the opinion of its legal counsel believes that the likelihood of an unfavourable outcome of its lease rights of the said land is not probable. In addition, the Company believes that no further settlement or any significant additional liability is expected on account of such matters pending resolution.

Operating lease

The Companies have entered into operating lease for Registered Office of the Companies. Rent expense, included in General and Administrative Expenses in the combined statements of Income, was INR 1,931,589 and INR 1,778,450 for the years ended December 31, 2014 and 2013, respectively.

The future minimum payments related to these leases as of December 31, 2014, are as follows:

Amount
2015	1,168,400
Thereafter	—

Purchase commitments

ENWP has entered an into an agreement with Wind World (India) Limited (‘WWIL’), whereas the WWIL will install an online WEG monitoring mechanism at all WEG commissioned which will help ENWP to view the daily information from their own location.

ENWP had open commitments of INR 522,379 and INR Nil as at December 31, 2014 and 2013, respectively.

ENWP has entered into a turnkey contract with WWIL for construction, development and commissioning of wind power project. The Company had open commitments pertaining to unpaid amount of above turnkey contract of INR Nil and INR 110,098,680 as at December 31, 2014 and 2013, respectively.

11. Segment information

The Companies are engaged in one reportable segment that operates a portfolio of wind energy generation assets. The Companies operate as a single reportable segment based on a “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments. The Companies’ chief operating decision maker (the “CODM”), its Board of Directors manages the Companies’ operation.

Revenue for the years ended December 31, 2014 and 2013 were from customers located in India. Customers include government controlled public electricity distribution entities. Revenue to specific customers exceeding 10% of total revenue for the years ended December 31, 2014 and 2013 were as follows:

Customer Name	For the year ended December 31,
	2014		2013
	Revenue	Percent	Revenue	Percent
Customer 1	309,994,383	52%	338,964,551	53%
Customer 2	170,167,800	29%	182,430,859	28%
Customer 3	112,559,366	19%	—	0%
Customer 4	—	0%	121,967,681	19%

All property, plant and equipment of the Companies are located in India.

12. Subsequent events

For the combined financial statements as of and for the years ended December 31, 2014 and 2013, we have evaluated subsequent events through May 4, 2015 the date the combined financial statements were available to be issued and determined that no subsequent events had occurred that would require additional disclosures.

Report of independent auditors

To the Shareholders of Empresa de Generación Eléctrica de Junín S.A.C.

We have audited the accompanying financial statements of Empresa de Generación Eléctrica de Junín S.A.C. (a Peruvian company a direct, subsidiary of Latin America Power Perú S.A.C. and indirect subsidiary of Latin America Power Holding B.V., domiciled in the Netherlands), which comprise the statement of financial position as of December 31, 2014 and 2013, and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States, as issued by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empresa de Generación Eléctrica de Junín S.A.C. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards.

Lima, Peru

May 7, 2015

Countersigned by:

Paredes, Zaldivar, Burga & Asociados

Empresa de Generación Eléctrica de Junín S.A.C.

Statements of financial position

As at December 31, 2014 and 2013

	Note	2014 S/.	2013 S/.

Assets

Current assets
Cash and cash equivalents	5	4,972,889	15,827,161
Trade accounts receivable	6	3,538,985	—
Accounts receivable from related parties	19(b)	94,707	5,875,051
Other accounts receivable	7	505,533	5,652,056

Total current assets		9,112,114	27,354,268

Non-current assets
Other accounts receivable	7	17,752,089	11,517,437
Property, plant and equipment, net	8	245,486,986	147,815,468
Intangible assets, net	9	25,499	4,194,426

Total assets		263,264,574	163,527,331

		272,376,688	190,881,599

Liabilities and equity

Current liabilities
Loans and borrowings	10	1,674,406	4,404,774
Trade accounts payable	11	556,930	41,193
Other accounts payable		241,897	5,320
Accounts payable to related parties	19(b)	9,866,055	9,991,828

Total current liabilities		12,339,288	14,443,115

Non-current liabilities
Accounts payable to related parties	19(b)	5,897,369	—
Loans and borrowings	10	178,987,778	108,998,984
Deferred taxes	12	336,974	—

Total liabilities		197,561,409	108,998,984

Equity	13
Share capital		53,475,343	42,378,973
Legal reserve		37,413,075	29,645,613
Acumulated losses		(16,073,139)	(4,585,086)

Total equity		74,815,279	67,439,500

Total liability and equity		272,376,688	190,881,599

The accompanying notes are an integral part of this statement.

Empresa de Generación Eléctrica de Junín S.A.C.

Statements of comprehensive income

For the years ended December 31, 2014 and 2013

	Note	2014 S/.	2013 S/.

Revenue
Energy sales		3,478,719	—
Cost of sales	15	(956,308)	—

Gross profit		2,522,410	—

Administrative expenses	16(a)	(1,452,874)	(628,744)
Other income		32,408	21,891
Other expenses	17	(30,403)	(117,358)

Operating profit		1,071,542	(724,211)

Other income (expenses)
Financial income		10,265	—
Financial expenses		(672,709)	(31,750)
Exchange gains (losses), net	20	(11,560,177)	(1,589,065)

Loss before income tax		(11,151,079)	(2,345,026)

Deferred income tax	12	(336,974)	—

Net loss		(11,488,053)	(2,345,026)

Other comprehensive income		—	—

Total comprehensive income of the year		(11,488,053)	(2,345,026)

All loss for the year relates to continuing operations

The accompanying notes are an integral part of this statement.

Empresa de Generación Eléctrica de Junín S.A.C.

Statements of changes in equity

For the years ended December 31, 2014 and 2013

	Share capital S/.	Legal reserve S/.	Accumulated losses S/.	Total S/.

Balances as at January 1, 2013	41,647,590	29,133,646	(2,240,060)	68,541,176
Capital contribution, note 13(a) and (b)	731,383	511,967	—	1,243,350
Net loss	—	—	(2,345,026)	(2,345,026)

Balances as at December 31, 2013	42,378,973	29,645,613	(4,585,086)	67,439,500
Capital contribution, note 13(a) and (b)	11,096,370	7,767,462	—	18,863,832
Net loss	—	—	(11,488,053)	(11,488,053)

Balances as at December 31, 2014	53,475,343	37,413,075	(16,073,139)	74,815,279

The accompanying notes are an integral part of this statement.

Empresa de Generación Eléctrica de Junín S.A.C.

Statements of cash flows

For the years ended December 31, 2014 and 2013

	2014 S/.	2013 S/.

Operating activities
Payments to suppliers and taxes	(2,254,167)	(3,967,511)
Other payments, net	(1,341,774)	(2,260,013)

Net cash flow from operating activities	(3,595,941)	(6,227,524)

Investing activities
Purchases of property, plant and equipment	(86,018,646)	(101,615,494)
Purchases of intangible assets	—	(754,455)

Net cash used in investing activities	(77,612,560)	(102,369,949)

Financing activities
Capital contribution	6,445,008	1,243,350
Proceeds from borrowings	91,486,116	113,403,759
Repayment of borrowings	(36,018,809)	—
Proceeds from borrowings from related parties	16,848,000	—
Amortization of borrowings from related parties	—	(79,655)

Net cash and cash flows from financing activities	78,760,315	114,567,454

Net decrease (increase) in cash and cash equivalents for the period	(10,854,272)	5,969,981
Cash and cash equivalents at beginning of year	15,827,161	9,857,180

Cash and cash equivalents at year—end	4,972,889	15,827,161

Transactions that do not represent cash flows:
Purchases of property, plant and equipment	(9,365,470)	(8,406,086)
Capitalization of debts with related parties	12,488,824	—

The accompanying notes are an integral part of this statement.

Empresa de Generación Eléctrica de Junín S.A.C.

Notes to the financial statements

As of December 31, 2014 and 2013

1.	Identification and business activity

(a)	Identification

Empresa de Generación Eléctrica de Junín S.A.C. (hereafter “the Company”) is a Peruvian entity incorporated on December 14, 2009, in the city of Lima by Latin America Power Perú S.A.C. (a subsidiary of Latin America Power Holding B.V., domiciled in the Netherlands) and GCZ Energía S.A.C., which respectively hold 70 percent and 30 percent of the voting shares of the Company’s capital stock.

(b)	Business activity

The Company is dedicated to the generation and sale of electric it to local private and state-owned companies, as well as to engineering activities, and actions related to its business activity. Its legal domicile is Av. del Pinar N° 152, Oficina N° 508, Santiago de Surco, Lima, Peru.

Through Ministerial Resolution N° 072-2012-MEM/DM dated February 16, 2012, the Peruvian State via the Ministry of Energy and Mines (hereafter “MEM”) awarded the Company the definite concession to develop electric generation activities at the Runatullo III Hydroelectric Plant, located in the Mariscal Castilla and Comas districts, province of Concepción, department of Junín. Also, through Ministerial Resolution N° 114-2012-MEM/DM, dated March 2, 2012, the Peruvian State via MEM awarded the Company the definite concession to develop electric generation activities at the Runatullo III Hydroelectric Plant, located in the Mariscal Castilla and Comas districts, province of Concepción, department of Junín, and also approved the subscription of the Concession Contract between the Peruvian State, represented by MEM, and the Company, which took place on September 30, 2011.

On September 30, 2011, the Company was awarded the Tender on Electricity Supply through renewable energy resources (hereafter “RER”) called by the Supervising Agency of Investments in Energy and Mining (OSINERGMIN), which among other RER generating projects, selected the Runatullo III Hydroelectric Plant as supplier of electricity for the National Interconnected Electric System (SEIN under its Spanish acronym) for a 20-year term. The Company committed to start commercial operations at the Runatullo III Hydroelectric Plant, at the latest, on December 15, 2014. As consequence, the Company and the Peruvian State subscribed the corresponding supply contract. The constructions of these Plants were made by its related party GCZ Ingenieros S.A.C.

On December 12, 2013, the Company was awarded the Tender on Electricity Supply through RER called by OSINERGMIN, which among other RER generating projects, selected the Runatullo II Hydroelectric Plant as supplier of electricity for the SEIN for a 20-year period maturity, which establish that, through the mechanism of RER Auctions, the Company receives a fixed fee per megawatt established for each hydroelectric plant. The Company committed to start commercial operations at the Runatullo II Hydroelectric Plant, at the latest, on December 15, 2014. As consequence, the Company and the Peruvian State subscribed the corresponding supply contract.

In November 2014, the Company started operations at the Runatullo III Hydroelectric Plant, which has 20.2 MW of installed capacity.

In December 2014, the Company started operations at Runatullo II Hydroelectric Plant, which is located all along the Runatullo River located at 6 Km in the department of Junin, which has 19.1 MW of installed capacity.

(c)	Main contracts

(i)	Engineering, Procurement and Construction (“EPC”) Contract for Runatullo II and Runatullo III Hydroelectric Plants

On June 7, 2012, the Company and GCZ Ingenieros S.A.C., subscribed an EPC contract under which GCZ Ingenieros S.A.C. shall be responsible for the execution, making and rendering of all the works, activities and services associated or necessary to execute and develop the engineering, procurement, construction, assembly, testing and definite delivery of the Runatullo II and Runatullo III Hydroelectric Plants.

In return, the Company shall pay to GCZ Ingenieros S.A.C., for the execution of the works, US$91,674,603 (equivalent to S/.274,015,388) including Value Added Tax (“VAT”). The first payment, made on July 1, 2012, accounted for 10 percent of an advance payment of US$8,225,143 (equivalent to S/.24,584,952) including VAT. The remaining shall be paid based on monthly valuations of the direct cost plus general expenses, deducting 10 percent for amortization of the prepayment. The income of the contract shall be cancelled at the definite delivery and conformity declaration of the works.

In order to guarantee to the Company the properly compliance of all the obligations, GCZ Ingenieros S.A.C. surrendered a bank guarantee letter of faithfully compliance issued in its favor for US$8,225,143 (equivalent to S/. 24,584,952).

Likewise, GCZ Ingenieros S.A.C. shall surrender to the Company a mortgage guarantee over shares that GCZ Energía S.A.C. holds in Hidroeléctrica Santa Cruz S.A.C., as correct functioning guarantee. The amount of said guarantee equals 10 percent of the contract’s total price. This guarantee shall cover defects and/or imperfections, quality, duration and functioning of the civil works, equipment, materials and facilities in general corresponding to the works, in accordance with the established by the contract.

On July 20, 2012, it was signed an addendum to the EPC contract by which GCZ Ingenieros S.A.C. committed to deliver the hydroelectric contracts for the starting of the commercial operation, at the latest, on January 1, 2015. These plants were delivered on the agreed date. This contract finalized on December 2014.

(ii)	Administration, Operation and Maintenance (“AOM”) Contract for Runatullo II Hydroelectric Plant and Runatullo III Hydroelectric Plant

On February 1, 2013, the Company and GCZ Servicios S.A.C. subscribed to said contract through which the latter agrees to render the services of administration, operation and minor maintenance to the Runatullo II Hydroelectric Plant and Runatullo III Hydroelectric Plant. The contract has a 5-year term and is renewable at maturity.

During 2014, the Company disbursed S/.1,078,550 (S/.401,052 in 2013), which are recorded in the “Cost of generation” and “Administrative expenses” captions of the statements of comprehensive income.

(iii)	Trust agreement

On April 5, 2013, the Company and La Fiduciaria S.A. subscribed to said contract with the purpose of constituting a trust of irrevocable designation, for which the Company transferred the trust assets on fiduciary domain to La Fiduciaria. This trust agreement was signed in order to guarantee the financial obligations assumed which Banco Internacional del Peru S.A.A. for the constructions of the hydroelectric plants. See note 10.

The purpose of the contract is the following:

(i)	Administer the trust assets and the trust bank accounts.

(ii)	The Trust Equity can be used as payment means of the guaranteed obligations.

(iii)	The Trust Equity can be used as guarantee of faithfully and timely compliance of the guaranteed obligations.

(d)	Approval of financial statements

The financial statements for the year ended December 31, 2014, have been approved and authorized for their issuance by Management and will be submitted to the Board of Directors and the General Shareholders’ Meeting for their approval within the terms established by law. In Management’s opinion, said financial statements will be approved without modification.

2.	Operating regulation and legislation that affect the activities of the electricity industry

The main regulations affecting the Company’s activities are the following:

(a)	Electrical concessions law—

In Peru, the electricity sector is ruled by the Electrical Concessions Law, Decree-Law N°25844, enacted on November 19, 1992, its Regulation, Supreme Decree N° 009-93-EM, enacted on February 25, 1993, and its amendments and extensions, such as Law N° 28832, “Law to Ensure the Efficient Development of Electric Generation”.

Pursuant to the Electrical Concessions Law, the electricity sector is divided into three main sub-sectors, each one comprising a different activity: electricity generation, transmission and distribution. In accordance with said Law and the “Law to Ensure the Efficient Development of Electricity Generation”, the operation of power generation plants and transmission systems are subject to the provisions of the Economic Operation Committee of the National Interconnected System (COES-SINAC, by its Spanish acronym), with the purpose of coordinating said operation at a minimum cost, preserving the safety of electric energy supply and the best usage of energy resources, as well as the planning of the SEIN development and the short-term market administration. COES-SINAC determines the pricing of the power and energy transfers between generators.

The main changes introduced by the Law are related to the participation in short-term market of distribution companies and large free customers, including distributors and customers, besides generation companies, as members of COES-SINAC, modifying the structure of this organization. Also, it regulates the procedure for distribution companies to convene biddings to ensure energy supply to the regulated market. This law has also amended the legal framework for the electricity transmission activities.

(b)	Promotion of investment on electricity generation using renewable energy—

The Legislative Decree N° 1002, published on May 2, 2008 and the regulation, has the purpose of promoting the use of RER in order to enhance the quality of life of the population and to protect the environment through the investment promotion of electricity generation with the use of RER, which is declared of national interest and public necessity. RER are defined as the biomass as well as the wind, solar, geothermal, tidal and hydraulic energies (the latter solely when the generation capacity is less than 20.0 MW).

Eligible to the provisions of said Legislative Decree are the new operations of companies using RER as primary energy, with previous accreditation before the MEM.

Electricity generation via RER enjoys priority in the daily dispatch performed by COES. The production variable cost for the use of RER shall be zero.

The law and its regulations introduced an auction scheme for electricity generated with RER. The energy required for the auctions shall correspond to the participation of the estimated generation with RER by multiplying the National Consumption of Electricity, as established by the Regulation, by the percentage established by the MEM, in which the national consumption of electricity generated with RER must participate, every five years.

(c)	Promotion of investment on electricity generation using water resources and other renewable resources—

The Legislative Decree N°1058 dated June 27, 2008, established the investment promotional framework of electricity generation with the use of RER, thus encouraging scientific research and technological innovation, as well as the designing of projects that qualify as mechanisms of clean development which upon being granted their registration can be subject of the negotiation of Emission Reductions Certificates (hereafter “CER”) that can be sold to companies of industrialized countries, which at their turn can account said reductions of greenhouse gases as part of their qualitative goals committed under the Kyoto Protocol.

This regime benefits the electricity generation based on water resources or based on other renewable resources such as wind, solar, geothermal, biomass or tidal, which will be subject to the accelerated depreciation benefit over the Income Tax. Said regime shall be applied to the generation plants that start operations since the entry into force of the aforementioned Legislative Decree. The accelerated depreciation shall be applicable to machinery, equipment and civil works necessary for the installation and operation of the plant, which are acquired and/or built since the entry into force of the Legislative Decree. The rate to be applied is 20 percent as global annual rate.

3.	Summary of significant accounting policies and principles

3.1	Basis of preparation and presentation—

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the “International Accounting Standards Board” (hereinafter “IASB”).

The accompanying financial statements have been prepared on a historical cost basis, based on the accounting records kept by the Company.

The accounting policies adopted are consistent with policies applied in previous years, except for the new IFRS and revised IAS that are mandatory for periods beginning on or after January 1, 2014, in which the Company has adopted; however, due to the structure of the Company and nature of its operations, the adoption of these standards had no significant effect on its financial position and results of operation; therefore, it has not been necessary to modify the comparative financial statements of the Company. These new IFRS and revised IAS are described below:

•	IAS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (Amendment)

Defines the meaning of “currently has a legal right to offset” criteria and mechanisms for non-simultaneous solution clearinghouses for entitlement to offsetting modification.

Additionally, this amendment clarifies that to offset two or more instruments financial institutions should have a right to offset that cannot be conditioned on a future event, and should be mandatory the following circumstances: (i) the normal course of business, (ii) in the event of default, and (iii) in the event of insolvency or bankruptcy of the entity or any of the counterparties.

•	IAS 36 Impairment of Assets (Amendments)

These amendments eliminate the unforeseen consequences of IFRS 13 on the disclosures required by IAS 36. In addition, the amendments also require disclosure of recoverable amounts of the assets or cash-generating units for which an impairment loss is recognized or when reversals have been recognized in the period.

•	IAS 39 Novation derivatives and continuity of hedge accounting (Amendments)

These amendments provide an exception to discontinue hedge accounting when the novation of a derivative designated as a hedging instrument that meets certain criteria is given.

•	IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity giving rise to the payment, as identified in the relevant legislation, is performed. To a levy that is activated when a minimum threshold, the interpretation clarifies that no liability should be anticipated before reaching the minimum threshold specified.

Note 4 includes information about the judgments, significant accounting estimates and assumptions used by Management in the preparation of the accompanying financial statements.

3.2	Summary of significant accounting principles and policies—

Significant accounting policies used by Management for the preparation of financial statements are as follow:

(a)	Cash and cash equivalents—

Cash and cash equivalents presented in the statement of financial position comprises cash balances and current bank accounts and short-team deposits with original maturities less than three months. For purposes of preparing the statement of cash flows, cash and cash equivalents include cash and short-term deposits defined above.

(b)	Foreign currency transactions—

(i)	Functional and presentation currency—

The Company’s financial statements are presented in Nuevos Soles (except when otherwise indicated), which is also the Company’s functional currency.

(ii)	Transactions and balances in foreign currency—

The transactions carried out in a currency other than the functional currency are considered as transactions in foreign currency. Transactions in foreign currencies are initially recorded by the Company at the functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

(c)	Financial Instruments: Initial recognition and subsequent measurement—

(i)	Financial assets—

Initial recognition and measurement—

Financial assets within the scope of International Accounting Standard (IAS) 39, “Financial Statements: Recognition and measurement”, are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for- sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value and, in the case of assets carried at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time period established by regulation or market convention are recognized on the trade date, which represents the date that the Company commits to purchase or sell the asset.

Subsequent measurement—

The subsequent measurement of financial assets depends on their classification. As of December 31, 2014 and 2013, the Company only maintains loans and receivables, as described below:

Loans and receivables—

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, for which the entity has no intention of selling indirectly nor in the near future and have no risk other than credit impairment.

After initial recognition, such financial assets are measured at amortized cost using the effective interest rate method (EIR), less any impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is recognized in the statement of comprehensive income as “Financial income”. Losses resulting from impairment are recognized in the statement of comprehensive income as a provision.

As of December 31, 2014 and 2013, the Company maintains cash and cash equivalents, trade receivables, accounts receivables from related parties and other receivables in this category.

Derecognition—

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired.

Impairment of financial assets—

At the end of each period under report, the Company assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired in value. A financial asset or group of financial assets is considered impaired in value only if there is objective evidence that there was a loss in value as a result of one or more events that occurred after the initial recognition of the asset (the “event that causes loss”), and the event that caused the loss has an impact on the estimated future cash flows generated by the financial asset or group of financial assets, and that impact can be reasonably estimated.

Evidence of impairment may include, among others, evidence that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in payments of debt principal or interest.

Financial assets carried at amortized cost—

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists; individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment for a financial asset evaluated individually, regardless of its importance, it includes the asset in a group of financial assets with credit risk characteristics similar, and evaluates them collectively to determine whether impairment exists. Assets that are individually assessed to determine whether impairment exists, and for which an impairment loss is recognized or is still recognized, are not included in the evaluation of impairment collectively.

If there is objective evidence that there has been an impairment loss, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been produced). The present value of estimated future cash flows discounted at the original effective interest rate of financial assets. If the loan bears a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the statement of comprehensive income.

(ii)	Financial liabilities—

Initial recognition and measurement—

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and accounts payable, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value (in the case of loans and payables carried at amortized cost) plus transaction costs directly attributable.

The Company’s financial liabilities include accounts payable, accounts payable to related parties, other accounts payable and financial obligations.

Subsequent measurement—

The subsequent measurement of financial liabilities depends on their classification. As of December 31, 2014 and 2013, the Company only maintains loans and borrowings as follows:

Debt and interest bearing loans—

After initial recognition, financial liabilities are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the amortization process, using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The amortization of the effective interest rate is recognized as “Finance cost” in the statement of comprehensive income.

Derecognition—

A financial liability is derecognized when the relevant obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms are substantially modified, such replacement or amendment is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income.

(iii)	Offsetting of financial instruments—

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(iv)	Fair value of financial instruments—

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or liability is measured using the assumptions that market participants would use to rank the asset or liability value, assuming that market participants Law in their best economic interest. The fair value measurement of non-financial assets takes into account the ability of a market participant to generate economic benefits through more and better use of the asset or selling it to another market participant that would use the assets in the best possible way.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient information is available to measure fair value, maximizing the use of relevant observable inputs and minimize the use of unobservable inputs.

All assets and liabilities which are determined or reveal fair values in the financial statements are classified within the fair value hierarchy, described below , based on the lowest level of the data used that are significant to the measurement at fair value as a whole:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: Other techniques for all information or data different to quoted prices within level 1, available, either directly or indirectly.

•	Level 3: Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized at fair value in the financial statements on a recurring basis, the Company determines whether there have been transfers between levels in the hierarchy by reviewing the categorization at the end of each reporting period.

Management determines the policies and procedures for both recurring fair value measurement. At each reporting date, management analyzes the movements in the values of assets and liabilities which are required to be re-measured or in accordance with the accounting policies of the Company.

For purposes of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks and the level of the fair value hierarchy as explained above.

(d)	Property, plant and equipment—

The item of property, plant and equipment is stated at cost, net of accumulated depreciation and / or accumulated impairment losses. The purchase price or construction cost is the total amount paid and the fair value of any other consideration given to acquire the asset. For the significant components of facilities, furniture and equipment that must be replaced periodically, the Company derecognized the replaced component and recognizes the new component with their respective useful lives and depreciation. Similarly, when a major inspection is performed, its cost is recognized as a replacement to the extent that they meet the recognition requirements. Other repair and maintenance costs are recognized as expenses as incurred.

Land is not depreciated. Depreciation is calculated following the straight-line method using the following estimated useful lives:

Years
Buildings	45
Machinery and equipment	45

The asset´s residual value, useful lives and depreciation methods are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment or a significant component is removed upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income in the year the asset is derecognized.

Work in progress includes expenditures for building, financing costs, and other direct costs accrued during the construction phase. Work in progress is capitalized when completed and depreciation is calculated from the time they are able to be used.

The criteria for capitalizing borrowing costs and other direct expenses are:

•

To capitalize borrowing costs, the Company identifies the liabilities related to the work and determines the amount of interest to be capitalized according to the average investment held each month as work in progress.

•

To capitalize the direct staff costs, the Company identifies each of the areas devoted 100 percent to planning, implementation and management, and determines the percentage of time for part-time areas, which is applied to the employee costs in these areas.

(e)	Intangible assets—

Intangible assets are recorded at cost and are presented net of accumulated amortization. Amortization is recognized as an expense and is determined using the straight-line method based on estimated useful lives of assets, which has been estimated between 5 and 10 years.

The estimate of the useful life is reviewed periodically to ensure that the amortization period is consistent with the expected pattern of future economic benefits from these assets.

(f)	Impairment of long-lived assets—

At the end of each year end the Company evaluates if there are indicators that an asset could be impaired. If there is an indicates The Company prepares an estimate of the recoverable amount of the asset when events or economic changes occur that indicate that the value of assets may be impaired, or when it is required to perform the annual asset impairment test. The recoverable amount of an asset is the greater of the fair value of the unit cash of production less the costs to sell and its value in use, and it is determined for an individual asset, unless the asset does not generate cash flows in an independent manner. When the book value of an asset exceeds its recoverable value, an asset is considered impaired and it is reduced to its recoverable value. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The impairment losses are recognized in the statement of income.

That assessment requires certain estimates and assumptions such as volume of projects, investments, working capital budgets, discount rates, list prices and operating costs.

As of December 31, 2014 and 2013, the Company’s Management believes that there is no evidence of operational and / or economic that indicates that the carrying amount of machinery and equipment and intangibles cannot be recovered.

(g)	Borrowing costs—

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period to make it available for its intended use or sale are capitalized as part of cost of the respective assets. All other borrowing costs are expensed in the period incurred. Borrowing costs include interest and other costs that an entity incurs in connection with the celebration of the respective loan agreements.

(h)	Provisions—

A provision is recognized when the Company has a present liability (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the liability and the amount of the obligation can be reliably estimated. Provisions are reviewed periodically and adjusted to reflect the best estimate as of the date of the statement of financial position. The expense relating to any provision is shown on the statement of comprehensive income.

If the time value of money is material, provisions are discounted using a pre-tax rate that reflects, when appropriate, the risk specific to the liability. When the discount is made, the increase in the provision due to passage of time is recognized as interest expense in the statement of comprehensive income.

(i)	Contingencies—

Liabilities are recorded in the financial statements when it is probable that they are confirmed in time and can be reliably measured. Possible contingencies are not recognized in the financial statements. These are disclosed in notes to the financial statements, unless the possibility of an outflow of economic benefits is remote.

Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is virtually certain.

(j)	Revenue recognition—

The Company recognizes revenue when the amount can be reliably measured, it is probable that economic benefits will flow to the Company and meet specific criteria for each type of income,

described below. It is considered that the amount of revenue cannot be reliably measured until all contingencies related to the sale have been resolved. Revenue is recognized as follows:

Sale of energy and power—

Revenues from sales of electricity and power delivered and unbilled are recognized as income in the month in which the service is provided based on the reports of the Committee on Economic Operation of COES-SINAC National Grid, which are issued a month after the delivery of energy. Sales of energy from Renewable Energy Resources (RER) include a premium established under the RER contracts (see note 1(b)).

(k)	Taxes—

Current income tax—

Current income tax asset or liability is measured at the amount expected to be recovered from or paid to the taxation authorities, according to the existing rules for determining taxable income. The income tax is calculated based on the Company’s financial information.

Deferred income tax—

Deferred income tax is recognized using the liability method on temporary differences between the accounting basis and the tax basis at the date of statement of financial position.

Liabilities for deferred income taxes are recognized for all taxable temporary differences, when the opportunity of reversal can be controlled and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the future offset of unused tax credit and tax loss carryforward, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforwards of unused tax credits and unused tax losses can be used.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and is reduced to the extent that it is no longer probable that sufficient future taxable income will be available to allow the benefit of part or the entire deferred asset to be utilized. Unrecognized deferred assets are re-assessed on each statement of financial position date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax rules that were approved to date end of the period over which it is reported, or whose approval is near to completion at that time.

Deferred tax items are recognized in correlation to the underlying transaction either in the income statement or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities, and when the deferred taxes related to the same taxable entity and the same taxation authority.

Value added tax—

Revenues, expenses and assets are recognized net of the amount of Value Added Tax (VAT), except for the accounts receivable and payable which are already stated with the amount of VAT included.

The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other accounts receivable or payable in the statement of financial position.

3.3	New accounting pronouncements

The Company has decided not to early adopt the following standards and interpretations that were issued by the IASB, but are not effective at December 31, 2014:

•	IFRS 9, “Financial Instruments: classification and measurement”

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of project financial instruments and replace IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for the classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but the comparative information is not mandatory. The early application of the previous versions of IFRS 9 (2009, 2010 and 2013) is allowed if the date of initial application is before February 1, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement financial assets of the Company, but no impact on the classification and measurement of financial liabilities.

•	IFRS 15, Revenue from contracts with customers

IFRS 15 was issued in May 2014 and established a new five-step model to be applied to revenue from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration that the entity expects to be entitled in exchange for the transfer of goods or services to a customer. The principles of IFRS 15 provide an approach more structured to measurement and revenue recognition. The new standard of income is applicable to all entities and will replace all current requirements for revenue recognition under IFRS. The retrospective application Complete or modified is required for annual periods beginning on or after January 1, 2017, with early adoption permitted.

•	Amendments to IFRS 11 Joint Arrangements: Accounting for acquisitions of interests

Amendments to IFRS 11 requires that a joint operator post the acquisition of an interest in a joint venture in which the activity of the joint venture is a business, according to IFRS 3. The amendments also clarify that a pre-existing interest in a joint operation is not remeasured in the acquisition of an additional interest in the same joint operation, while the joint control is maintained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including reporting entity under common control of the same main controller.

The changes apply to both the acquisition of the initial stake in a joint operation and the acquisition of any additional interest in such joint operation and are effective prospectively for annual periods beginning on or after January 1, 2016, allowing the adoption Advance.

•	Amendments to IAS 16 and IAS 38: Clarification of acceptable methods of depreciation and amortization.

The amendments clarify the principle of IAS 16 and IAS 38, that revenues reflect a pattern of economic benefits generated from operating a business (which the asset is part) rather than the economic benefits consumed through use of the asset. As a result, the depreciation method based on income cannot be used to depreciate property, plant and equipment and may only be used in very limited to the amortization of intangibles circumstances. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted.

It is not expected that the above amendments will have a significant impact for the Company.

4.	Judgments, estimates and significant accounting assumptions

The preparation of financial statements requires Management to make judgments, accounting estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and disclosure of contingent liabilities at the end of the reporting period under review. These judgments and estimates are based on Management’s best knowledge about the relevant facts and circumstances, taking into account previous experience, however, the results may differ from the amounts included on the financial statements. Information about such judgments and estimates is contained in the accounting policies and / or in the notes to the financial statements.

The main areas of uncertainty associated with the estimates and critical judgments made by Management in the preparation of financial statements include:

•	Estimation of useful life of property, plant and equipment and intangible assets, residual values and impairment, note 3.2(d), 3.2(e) and 3.2(f).

•	Estimation of income tax, note 3.2(k).

•	Contingencies, note 3.2(i).

Any differences in the estimates with subsequent actual results are reported in the year in which they occur.

5.	Cash and cash equivalents

(a)	Following is the composition of this caption:

	2014 S/.	2013 S/.
Current accounts(b)	894,961	817,926
Trust fund account(c)	4,077,928	9,556,435
Overnight deposits(d)	—	5,452,800

	4,972,889	15,827,161

(b)	As of December 31, 2014 and 2013, the Company keeps current bank accounts in local financial entities, denominated in local currency and foreign currency, which are unrestricted and do not bear interest.

(c)

As of December 31, 2014 and 2013, this balance corresponds to disbursements received from the syndicated loan the Company has with Banco Internacional del Perú S.A.A., the Corporación Andina de Fomento (CAF) and the Corporación Financiera de Desarrollo S.A.

(COFIDE), which becomes available according to the execution and advances of construction works of Runatullo II and Runatullo III Hydroelectric Plants. This account is managed by La Fiduciaria S.A. as indicated by the trust agreement. As of the date of this report, this balances were entirely used in the construction of the plants.

(d)	As of December 31, 2013, corresponds to overnight deposits for S/.2,100,000 and US$1,200,000 (equivalent to S/.3,352,800), which accrued annual interest rates of 4.1 and 0.05 percent in Nuevos Soles and US Dollars, respectively. Said deposits were entirely cancelled on January 6, 2014.

6.	Trade accounts receivable

(a)	Following is the composition of this caption:

	2014 S/.	2013 S/.
Trade accounts receivable(b)	1,108,696	—
Accrued income for RER auctions(c)	2,430,289	—

	3,538,985	—

(b)	Trade accounts receivable correspond mainly to the estimation performed by Management of accounts receivable from energy delivered but not billed in the month. These accounts receivable are billed on the first days of the following month and are denominated in Nuevos Soles.

As of December 31, 2014 and 2013, the aging of the accounts receivable is mainly comprised by non-past due balances shorter than 30 days.

(c)	Corresponds to unbilled sales of energy delivered into the current month. These sales are invoiced within the billing cycle of the following month.

(d)	No provision for doubtful accounts as of December 31, 2014 and 2013 was recorded as management assessed that there were no significant risks of default.

7.	Other accounts receivable

(a)	Following is the composition of this caption:

	2014 S/.	2013 S/.
VAT credit(b)	18,227,326	17,116,010
Cash delivered on accountability	8,660	47,954
Advances to suppliers	6,636	5,529
Other	15,000	—

	18,257,622	17,169,493

Maturity:
Current portion	505,533	5,652,056
Non-current portion	17,752,089	11,517,437

	18,257,622	17,169,493

(b)	As of December 31, 2014 and 2013, this caption corresponds mainly to the VAT credit as result of purchases and acquisitions from suppliers for the construction of the Runatullo II and Runatullo III Hydroelectric Plants. Said VAT credit will be applied to the tax payable in the medium-term.

8.	Property, plant and equipment

(a)	Following is the movement and composition of the caption at the date of the financial statements:

	Land S/.	Buildings and other constructions S/.	Machinery S/.	Financing cost S/.	Work-in- progress S/.	Total S/.

Cost
Balance as of January 1, 2013	340,388	—	—	—	36,822,779	37,163,167
Additions(b)	118,271	—	—	—	109,903,309	110,021,580
Interest capitalization(g)	—	—	—	—	630,721	630,721

Balance as of December 31, 2013	458,659	—	—	—	147,356,809	147,815,468
Additions(b)	—	63,196,000	23,782,030	—	—	86,978,030
Transfers(c)	—	90,135,634	48,883,926	8,337,249	(147,356,809)	—
Interest capitalization	—	—	—	10,909,375	—	10,909,375

Balance as of December 31, 2014	458,659	153,331,634	72,665,956	19,246,624	—	245,702,873

Accumulated depreciation
Balance as of January 1, 2013	—	—	—	—	—	—
Depreciation for the period	—	—	—	—	—	—

Balance as of December 31, 2013	—	—	—	—	—	—
Depreciation for the period, note 15	—	(125,436)	(72,629)	(17,822)	—	(215,887)

Balance as of December 31, 2014	—	(125,436)	(72,629)	(17,822)	—	(215,887)

Net book value as of December 31, 2014	458,659	140,559,525	72,593,330	19,228,802	—	245,486,986

Net book value as of December 31, 2013	458,659	—	—	—	147,356,809	147,815,468

(b)	As of December 31, 2014 and 2013, main additions correspond to civil works, electromechanic works and transmission lines that are part of the construction and development of the Runatullo II and Runatullo III Hydroelectric Plants.

(c)	During 2014, correspond to the activation of works in progress to each item of property, plant and equipment at the completion of the construction and development of the Runatullo II and III Hydroelectric Plants.

(d)	The Company has contracted multi-risk insurance policies that cover in a sufficient manner the entirety of the Runatullo II and Runatullo III Hydroelectric Plants.

(e)	As of December 31,2014 and 2013, the Company has granted property as security for financial obligations with Banco Internacional del Peru S.A.A. with a net book value of S/.140,559,525, see note 10.

(f)	As of December 31, 2014 and 2013, Management performed an assessment on use and conditions of its property, plant and equipment, and has not found any impairment indicator in such assets. Thus, in its opinion, their book value is recoverable with the future income generated by the Company.

(g)	The Company ended the construction of Runatullo III Hydroelectric plant in November 2014 and Runatullo II Hydroelectric plant in December 2014. These constructions are financed by Banco International del Perú S.AA. (see note 10). The amount of borrowing costs capitalized during the year ended December 31, 2014 was S/.10,808,375 (S/.638,721 during year 2013). the rate used to determine the amount of borrowing cost eligible for capitalization was 8.06 percent which is the effective interest rate of specific borrowing.

9.	Intangible assets, net

(a)	Following is the movement and composition of the caption:

	2014					2013
	Project development S/.	Concessions, licenses and other S/.	Carbon bonds S/.	Software S/.	Total S/.	Total S/.

Cost

Balance as of January 1	2,692,595	938,437	520,786	42,608	4,194,426	3,439,971
Additions	—	—	—	—	—	754,455
Transfers to property, plant and equipment(b)	(2,692,595)	(938,437)	—	—	(3,631,032)	—
Disposals	—	—	(520,786)	—	(520,786)	—

Balance as of December 31	—	—	—	42,608	42,608	4,194,426

Cumulative amortization
Balance as of January 1	—	—	—	—	—	—
Amortization of the period	—	—	—	(17,109)	(17,109)	—

Balance as of December 31	—	—	—	(17,109)	(17,109)	—

Net book value	—	—	—	25,499	25,499	4,194,426

(b)	As of December 31, 2014 and 2013, the main transfers made to the cost of the plants correspond to disbursements related to easement payments and land affectation, among others, with the purpose of developing the construction project of the Runatullo II and Runatullo III Hydroelectric Plants.

(c)	As of December 31, 2014 and 2013, Management has determined that there are not any events or economic changes indicating that the value of intangible assets cannot be recoverable.

10.	Loans and borrowings

(a)	We show below an analysis of loans and borrowings:

	Annual interest rate	Maturity	Currency		Guarantee	Total 2014 S/.	Total 2013 S/.

Loans
Banco Internacional del Perú S.A.A.(b)	8.5%	April 2026	US$		Property	48,710,058	29,663,170
Banco Internacional del Perú S.A.A.(b)	8.7%	April 2028	US$		Property	65,138,860	39,667,907
Banco Internacional del Perú S.A.A.(b)	3 month LIBOR + 6%	April 2028	US$		Property	65,138,860	39,667,907
Banco Internacional del Perú S.A.A.(c)	6.8%	April 2015		S/.	Property	1,674,406	4,404,774

Total						180,662,184	113,403,758

Maturities(d)
Current portion						1,674,406	4,404,774
Non-current portion						178,987,778	108,998,984

Total						180,662,184	113,403,758

In order to comply with the financial obligations above mentioned, the Company constituted a trust fund with La Fiduciaria S.A., see note 1(c).

(b)	On April 5, 2013, the Company subscribed a long-term loan contract with Banco Internacional del Perú S.A.A., co-financed by Corporación Andina de Fomento (CAF) and Corporación Financiera de Desarrollo S.A. (COFIDE) for US$62,100,000, which shall finance the construction of the Runatullo II and Runatullo III Hydroelectric Plants.

As of December 31, 2014 and 2013, the Company has received disbursements for US$59,882,182 and US$38,983,900, respectively (equivalent to S/.178,987,778 and S/.108,998,984, respectively).

Additionally, on April 5, 2013, the Company, Banco Internacional del Perú S.A.A., CAF and La Fiduciaria S.A. subscribed to two trust contracts (see note 5(c)). The purpose of the contract is the following:

(i)	Administer the trust assets and the trust bank accounts.

(ii)	The Trust Equity can be used as payment means of the guaranteed obligations.

(iii)	The Trust Equity can be used as guarantee of faithfully and timely compliance of the guaranteed obligations.

Since June 1, 2015, the Company shall comply with certain financial ratios related to its payment ability of the debt and to its leverage level, in order to assure the compliance of its obligations. The financial ratios required to the Company are presented below:

Required
Debt service coverage ratio – From June 2015	Higher than 1.25
Total leverage ratio – From December 2015	Lower than 7.5
Total leverage ratio – From June 2016	Lower than 7.0
Total leverage ratio – From December 2016	Lower than 6.5
Total leverage ratio – From June 2017	Lower than 5.5
Total leverage ratio – From December 2018	Lower than 5.0
Total leverage ratio – From June 2019	Lower than 4.0

(c)	On November 14, 2013, the Company obtained a short-term revolving loan from Banco Internacional del Perú S.A.A., whose purpose was to finance the construction of the Runatullo II and Runatullo III Hydroelectric Plants. This loan will be cancelled with the resources from the VAT Refund request that the Company will file to the Tax Authority.

(d)	As of December 31, 2014 and 2013, the financial obligations have the following maturities:

Year	2014 S/.	2013 S/.
2014	—	4,404,774
2015	1,674,406	—
2016	3,275,281	1,953,034
2017	9,993,507	3,887,458
2018	11,394,151	5,175,534
2019 onwards	154,324,839	97,982,958

	180,662,184	113,403,758

(e)	Based on the fund flows from the Company’s normal commercialization activities, Management estimates it will comply with the service of this obligation within the terms previously established by the financial entities.

11.	Trade accounts payable

As of December 31, 2014, corresponds mainly to accounts payable for supervision services and construction progress of the construction of Runatullo II and III Runatullo Hydroelectric Plants.

As of December 31, 2013, corresponds mainly to accounts payable for advisory services on the obtaining of the syndicated loan and to the consultancy on the negotiation of land purchases.

As of December 31, 2014 and 2013, accounts payable are denominated in Nuevos Soles and US Dollars, do not accrue interests and has current maturities. There have not been granted any guarantees on these obligations.

12.	Deferred income tax liability

(a) Following is the composition of this caption:

	Balance as of January 1, 2014 S/.	Expenses S/.	Balance as of December 31, 2014 S/
Difference of in book and tax depreciation rates	—	320,757	320,757
Amortization of capitalized interest	—	16,217	16,217

	—	336,974	336,974

(b)	The income tax expenses for the years ended December 31, 2014 and 2013, comprises the following:

	2014 S/.	2013 S/.
Current	—	—
Deferred	336,974	—

	336,974	—

13.	Equity

(a)	Share capital –

As of December 31, 2014, capital stock is represented by S/.53,475,343 common shares (42,378,973 common shares as of December 31, 2013) fully subscribed and paid-in; whose notional book value is S/.1 per share.

The General Shareholders’ Meeting held on January 7, 2014 agreed to increase the Company’s capital stock by S/.2,225,783 through cash contributions by shareholders (S/.1,558,048 and S/.667,735 from Latin America Power Perú S.A.C. and GCZ Energía S.AC. respectively).

The General Shareholders’ Meeting held on November 4, 2014 agreed to increase the Company’s capital stock by S/.8,870,587 through capitalization of credits for S/.6,209,411 by Latin America Power Perú S.A.C. and cash contributions for S/.2,661,176 by GCZ Energía S.A.C.

The General Shareholders’ Meeting held on September 12, 2013, agreed to increase the Company’s capital stock by S/.731,383 through cash contributions by shareholders.

As of December 31, 2014 and 2013, the shareholding participation is as follows:

Shareholder	Participation %
GCZ Energía S.A.C.	30%
Latin America Power Perú S.A.C.	70%

100%

(b)	Additional capital –

The General Shareholders’ Meeting held on January 7, 2014, agreed to contribute additional capital to the Company by S/.1,558,049 through contributions in cash by the majority shareholder. The General Shareholders’ Meeting held on November 4, 2014, agreed to contribute additional capital to the

Company by S/.6,209,413 through capitalization of credits by the majority shareholder. As of today, such increase are pending to be subscribed and inscripted at the Public Registry.

The General Shareholders’ Meeting held on September 12, 2013, agreed to contribute additional capital to the Company by S/.511,967 through contributions in cash by the majority shareholder.

14.	Tax situation

(a)	The Company is subject to the Peruvian tax legislation. As of December 31, 2014 and 2013, the statutory Income Tax rate was 30 percent on the taxable income, after deducting the workers’ profit sharing which is calculated with a 5 percent rate on the taxable income.

Beginning in 2015, in attention to Article 55 of Law No. 30296, the tax rate applicable on the taxable income, after deducting the workers’ profit sharing, is as follows:

•	2015 and 2016: 28 percent.

•	2017 and 2018: 27 percent.

•	2019 onwards: 26 percent.

Legal persons not domiciled in Peru and natural persons are subject to retention of an additional tax on dividends received. In this regard and in attention to Law No. 30296, the additional tax on dividends for generated income is as follows:

•	4.1 percent of the profits generated until December 31, 2014.

•	For the profits generated from 2015 onwards, whose distribution is made after that date, the percentages will be the following:

•	2015 and 2016: 6.8 percent.

•	2017 and 2018: 8 percent.

•	2019 onwards: 9.3 percent.

(b)	For the purpose of determining the Income Tax and Value Added Tax (VAT), the transfer pricing agreed for transactions with related entities and with companies domiciled in countries considered tax havens, prices should be supported by documentation containing information on the valuation methods applied and criteria used in its determination. Based in an analysis of the Company’s operations, in the opinion of Management and its legal advisors, as consequence of the application of these regulations, there will not arise any material consequences for the Company as of December 31, 2014 and 2013.

(c)	The Tax Authority is legally entitled to review and, if necessary, adjust the Income Tax and Value Added Tax (VAT) and VAT computed by the Company during a term of four years following the year in which a tax return was filed. The Company’s Income Tax and VAT returns corresponding to the years 2010 to 2014 are open to examination. Given the possible interpretations that the Tax Authority may give to the legislation in effect, up to date it is not possible to determine whether or not any tax examination to be conducted would result in liabilities for the Company; thus any increased tax or surcharge that may arise from possible tax examinations would be applied to the income of the period in which such tax increase or surcharge may be determined. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2014 and 2013.

(d)	As of December 31, 2014 and 2013, the Company presents tax losses amounting to S/.13,553,742 and S/.3,304,388 respectively. Management will assess at the closing date of each year the evolution of market conditions and legislation in effect in order to determine whether a deferred income tax asset must be recognized at some moment.

In accordance with the established by the Income Tax Law and its amendments, entities established in Peru are able to opt between the two following methods to carry forward their tax losses:

(i)	The tax loss can be offset with future income until its final extinction, by applying said loss until 50 percent of the taxable income; or

(ii)	The tax loss can be used up until four years after being generated.

The Company has chosen method (ii).

We show below the composition of the tax loss carryforward for the years 2014 and 2013:

	2014 S/.	2013 S/.
Loss before income tax	(11,151,079)	(2,345,026)
Non-deductible expenses	901,725	8,962

Tax loss of the year	(10,249,354)	(2,366,064)
Tax loss of previous years	(3,304,388)	(968,324)

Tax loss carryforward	(13,553,742)	(3,304,388)

15.	Cost of generation

Following is the composition of this caption:

	2014 S/.	2013 S/.
Operating, administrative and maintenance costs, note 19(a)	502,567	—
Depreciation, note 8(a)	215,887	—
Various management charges	187,319	—
Taxes	30,424	—
Other	20,111	—

	956,308	—

16.	Administrative expenses

We show below a composition of this caption:

	2014 S/.	2013 S/.
Other services rendered by third parties	703,531	151,559
Administrative and maintenance services, note 19(a)	575,983	401,052
Advisory and consultancy	133,217	50,429
Other expenses	40,143	25,704

	1,452,874	628,744

17.	Other expenses

In the year 2014, corresponds mainly to expenditures for land damages made during the construction phase assumed by the Company. In the year 2013, this caption corresponds to non-domiciled income taxes that have been assumed by the Company.

18.	Contingencies

In the opinion of Management and its legal advisors, there are neither any significant trials nor lawsuits pending resolution against the Company as of December 31, 2014 and 2013.

19.	Balances and transactions with related entities

(a)	During the years 2014 and 2013, the Company performed the following transactions with related entities:

	2014 S/.	2013 S/.

Services received –
GCZ Servicios S.A.C., notes 15 and 16	1,078,550	401,052
Latin America Power Perú S.A.C.	—	23,941
GCZ Ingenieros S.A.C. – works valuations (d)	6,767,197	9,991,828

Loans received –
Latin America Power Perú S.A.C. (d)	17,934,000	—
EGE Junín Tulumayo IV S.A.C	9,500	—
EGE Junín Tulumayo V S.A.C	9,500	—

Services provided –
EGE Junín Tulumayo IV S.A.C	—	80,000

Advances to suppliers –
GCZ Ingenieros S.A.C. (c)	60,613	5,795,051

(b)	As consequence of these and other minor transactions, the Company held the following accounts receivable and accounts payable with related entities as of December 31, 2014 and 2013:

	2014 S/.	2013 S/.

Accounts receivable

Current
GCZ Ingenieros S.A.C.	32,408	—
EGE Junín Tulumayo IV S.A.C.	—	80,000

	32,408	80,000

Advances to suppliers
GCZ Ingenieros S.A.C. (c)	60,613	5,795,051
GCZ Desarrollo y Gestión S.A.C.	1,686	—

	62,299	5,795,051

Total	94,707	5,875,051

Accounts payable
GCZ Ingenieros S.A.C. (c)	9,343,919	9,991,288
GCZ Servicios S.A.C.	451,975	—
GCZ Construcción S.A.C.	28,930	—
GCZ Desarrollo y Gestión S.A.C.	22,231	540

	9,847,055	9,991,828

Loans payable

Current
EGE Junín Tulumayo IV S.A.C.	9,500	—
EGE Junín Tulumayo V S.A.C.	9,500	—

	19,000	—

Non-current
Latin America Power Perú S.A.C. (d)	5,897,369	—

	5,916,369	—

Total	15,763,424	9,991,828

(c)	In June 2012, the Company granted an advance to this related entity for the construction of the Runatullo II and Runatullo III Hydroelectric Plants at the EPC contract commencement date that amounted to US$6,970,460 (equivalent to S/.17,782,737). As of December 31, 2014 and 2013, the balances pending to apply were US$20,278 (equivalent to S/.60,613) and US$2,072,622 (equivalent to S/.5,795,051), respectively.

Additionally, the accounts payable correspond to the valuations performed by the progress of the construction of hydroelectric plants of Runatullo II and III Runatullo. At December 31, 2014 and 2013, balances payable correspond to the thirty valuation of the EPC contract for US$2,264,034 (equivalent to S/.6,767,197) and US$3,573,422 (equivalent to S/.9,991,828), respectively. It also includes billings for the valuations of the EPC contract with the company GCZ Ingenieros SAC by the construction of hydroelectric Runatullo II and III by US$833,803 (equivalent to S/.2,492,236) as of December 31, 2014.

(d)	Corresponds to a subordinated loan from Latin America Power Peru S.A.C. granted in June 20, 2014, for US$6,000,000 (equivalent to S/.16,848,000) with effective interest rate of 15.5 percent, to be repaid with future flows that are credited to the trust account the company. It is worth mentioning that the loan was granted in order to cover costs and pre-operating expenses, commissions, and other construction costs related to the development and implementation of Runatullo II and III Runatullo Hydroelectric Plants. This loan does not have a specific maturity date.

The financial expenses generated by such loans during 2014 amounted to S/.535,909 and is presented under the caption “Financial expenses” in the statement of comprehensive income.

20.	Transactions in foreign currency

Operations in foreign currency are performed at free market exchange rates. As of December 31, 2014 and 2013, the weighted average exchange rates of the free market published by the Superintendence of Banking, Insurance and Private Pension Funds Administrators (SBS) for transactions in U.S. dollars were S/.2.981 (buy) and S/.2.989 (sell) (S/.2.794 (buy) and S/.2.796 (sell), as of December 31, 2013).

As of December 31, 2014 and 2013, the Company held the following assets and liabilities in US dollars:

	2014 US$	2013 US$

Assets
Cash and cash equivalents	1,623,164	4,778,482
Other accounts receivable	1,754	—
Accounts receivable from related parties	20,278	2,072,622

	1,645,196	6,851,104

Liabilities
Financial obligations	(59,882,182)	(38,983,900)
Trade accounts payable	(155,291)	(4,937)
Accounts payable to related entities	(5,061,592)	(3,518,155)

	(65,099,065)	(42,506,992)

Net liability position	(63,453,869)	(35,695,888)

As of December 31, 2014 and 2013, the Management of the Company has decided to take the risk of this position, so it has not used derivative instruments to cover the exchange rate risk.

During the year 2014, the Company has recorded a net exchange difference loss amounting to S/.11,560,177 (loss of S/.1,589,065 during 2013), which is presented in the “Exchange difference, net” caption in the statement of comprehensive income.

21.	Financial risks management

The activities of the Company expose it to a variety of financial risks, including the effects of variations of exchange rates, credit and liquidity. The risk management program of the Company tries to minimize the potential adverse effects on its financial performance.

Management is aware of the existing market conditions and based on its knowledge and experience, controls the liquidity risk, exchange rate risk and credit risk by following the policies approved by the Board. The most important aspects in the management of these risks are the following:

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Market prices comprise three risk types: interest rate risk, exchange rate risk and commodity prices risk. In the case of the Company, the financial instruments affected by market risk include deposits and financial obligations, which are exposed to exchange rate risk and interest rate risk.

The sensitivity analysis presented in the following section relates to the position as of December 31, 2014 and 2013. The sensitivity analysis has been prepared considering that the proportion of financial instruments in foreign currency remains constant.

(i)	Interest rate risk

Interest rate risk is defined as a risk whereby a fair value, or a financial instrument’s future cash flow, fluctuates as a result of changes to interest rates in the market. The Company’s exposure to market interest rate risk relates principally to long-term financial obligations with variable interest rates.

The Company’s policy is to mainly obtain financing at fixed interest rate. The Company´s Management considers that interest rate’s risk is not significant due to the interest rates of its financing agreements are not significantly different from the market interest rates of similar financial instruments.

The short-term and long-term debts are agreed at fixed rates, therefore, any change in interest rates will not affect the results of the Company.

(ii)	Exchange rate risk

Exchange rate risk is the risk that the fair value or future cash flows of a financial instrument fluctuate due to changes in the exchange rates. The Company’s exposure to exchange rates is related mainly to its operating activities.

The following table presents the effects on income before income tax of a reasonable variation in the exchange rate, considering constant the rest of variables, described in note 20:

	Increase (decrease) in basis points	Effect on income before Income Tax S/.
2014	+10 basis points	18,967,678
2014	-10 basis points	(18,967,678)
2013	+10 basis points	9,970,757
2013	-10 basis points	(9,970,757)

Credit risk

Credit risk is the risk that counterparty fails to meet its obligations under a financial instrument or contract, causing a loss. The Company is exposed to credit risk from its operating activities, mainly for its accounts receivable, and its financing activities, including deposits with banks and financial institutions, foreign currency transactions and other financial instruments. Management believes that the Company has no credit risk because their main customers have payment periods of 30 days on average, not having had problems meanings collections. The Company places its excess liquidity in prestigious financial institutions, provides conservative credit policies and constantly evaluates existing conditions in the market in which it operates. Accordingly, the Company does not anticipate significant losses arising from this risk.

(a)	Credit risk associated with:

(a.1)	Trade receivables

The Company assesses concentrations of credit risk related to the trade accounts receivable. The Company performs an assessment over the risk of recoverability of its accounts receivables in order to determine the appropriate allowance for doubtful accounts. The maximum exposure to credit risk at December 31, 2014, is the carrying value of each class of trade accounts receivable, see note 6. As of December 31, 2014, 4 customers represent 72 percent of the trade accounts receivable.

Management of the Company believes that there is no significant credit risk because customers of the Company are renowned in the local market and are regulated.

(a.2)	Financial instruments and cash deposits

This risk is managed by the Administration according to corporate policies determined by its Principal, in order to minimize the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments. The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2014 and 2013 is the carrying amount of “Cash and cash equivalents”.

Liquidity risk

The Company monitors its risk of funds shortage by using a short-term and long-term projected cash flow.

The Company’s objective is to keep certain funds continuity and flexibility through an adequate quantity of committed credit sources and the ability to settle transactions, mainly those of indebtedness. The Company has sufficient credit capacity to have access to credit lines from first-level financial entities and under reasonable conditions.

The following table presents the maturities of the obligations contracted by the Company at the date of the statement of financial position and the amounts to disburse at their maturity, based on the non-discounted payments to be made:

	2014
	Less than 1 year S/.	Between 1 and 3 years S/.	More than 3 years S/.	Total S/.
Loans and Borrowings (including interest)	15,080,022	54,578,759	22,148,539	291,807,320
Trade accounts payable	556,930	—	—	556,930
Accounts payable to related entities	9,866,055	5,897,369	—	15,763,424
Other accounts payable	241,897	—	—	241,897

	25,744,904	60,476,128	22,148,539	308,369,571

	2013
	Less than 1 year S/.	Between 1 and 3 years S/.	More than 3 years S/.	Total S/.
Loans and Borrowings (including interest)	12,742,157	20,530,752	170,166,525	203,439,434
Trade accounts payable	41,193	—	—	41,193
Accounts payable to related entities	9,991,828	—	—	9,991,828

	22,775,178	20,530,752	170,166,525	213,472,455

Capital management

The Company actively manages a capital base to cover the risks inherent to its activities. The Company’s capital adequacy is monitored by using, among other measurements, the ratios established by Management.

The Company’s objectives when managing its capital is a concept broader than the “Equity” that appears in the statements of financial position and they are: (i) to safeguard the Company’s ability to keep on operating so that it continues offering returns to the shareholders in the future; and (ii) to maintain a sound capital base to support the development and growth of its activities.

As of December 31, 2014 and 2013, there have not been any changes in the activities and policies of the Company’s capital management.

The Company monitors capital using a gearing ratio, defined as the result of net debt divided by total capital plus net debt. In Management’s opinion, gearing ratios as of December 31, 2014 and 2013 are in line with the financial policies of the Company.

	2014 S/.	2013 S/.
Financial debt	180,662,184	108,998,984

Gross debt	180,662,184	108,998,984
Total equity	74,815,279	67,439,500

Total equity y gross debt	255,477,463	176,438,484

Gearing ratio (%)	70.72	61.78

22.	Information on fair value of financial instruments

The methodologies and assumptions used by the Company to determine the estimated market values depend on the terms and risk characteristics of the diverse financial instruments and comprise the following:

(i)	Assets whose fair value is similar to their book value. For financial assets and liabilities that are liquid or have short-term maturities (shorter than 3 months), it is deemed that their book value is similar to their fair value. This assumption is also applicable to term deposits, savings accounts without specific maturity and financial instruments at variable interest rate. These instruments are classified into Level 1 of the fair value hierarchy.

(ii)	Financial instruments at fixed rate. The fair value of financial assets and liabilities at fixed rate and amortized cost is determined by comparing market interest rates at the moment of their initial recognition with the current market interest rates related to similar financial instruments. These instruments are classified into Level 2 of the fair value hierarchy.

Following is shown a comparison by category of carrying amounts and fair values of financial instruments of the Company presented in the financial statements:

	Book value		Fair value
	2014 S/.	2013 S/.	2014 S/.	2013 S/.

Financial liabilities

Loans and Borrowings:
Fixed rate loans	180,662,184	108,998,984	209,534,310	133,462,580

Total	180,662,184	108,998,984	209,534,310	133,462,580

On the basis of the criteria described above, Management estimates that there are not significant differences between the book value and the fair value of the Company’s financial instruments as of December 31, 2014 and 2013.

23.	Subsequent events

Between January 1, 2015, and the issuance date of the present financial statements May 7, 2015, there have not been any significant subsequent events of financial-accounting nature that could affect the interpretation of the present financial statements.

24.	Additional explanation for English translation

The accompanying financial statements are presented on the basis of International Financial Reporting Standards. Certain accounting practices applied by the Company, that conform with International Financial Reporting Standards, may differ in certain respects from generally accepted accounting principles in other countries. In the event of any discrepancy, the Spanish-language version prevails.

Report of independent auditors

To the shareholders of Hidroeléctrica Santa Cruz S.A.C.

We have audited the accompanying financial statements of Hidroeléctrica Santa Cruz S.A.C. (a Peruvian company, subsidiary of Latin America Power Perú S.A.C. and indirect subsidiary of Latin America Power Holding B.V., domiciled in the Netherlands), which comprise the statement of financial position as of December 31, 2014 and 2013, and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States, as issued by American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hidroeléctrica Santa Cruz S.A.C. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards.

Restatement of 2013 financial statements

As discussed in Note 3.4 to the financial statements, the 2013 financial statements have been restated to correct an error in the deferred income tax, as well as to recognize the effect of unrecorded derivative instruments contracts celebrated in prior years. Our opinion is not modified with respect to this matter.

Lima, Peru

May 7, 2015

Countersigned by:

Paredes, Zaldivar, Burga & Asociados

Hidroeléctrica Santa Cruz S.A.C.

Statements of financial position

As at December 31, 2014 and 2013

	Note		2014 S/.(000)	2013 S/.(000) (Restated, note 3.4)	01.01.2013 S/.(000) (Restated, note 3.4)

Assets

Current assets
Cash and cash equivalents	5		1,406	2,980	2,472
Trade accounts receivable	6		2,566	2,475	1,516
Accounts receivable from related parties	21	(b)	—	—	10
Other accounts receivable	7		3,702	4,732	5,602
Prepaid expenses and other			375	378	1,290

Total current assets			8,049	10,565	10,890

Non-current assets
Other accounts receivable	7		5,121	5,826	7,884
Property, plant and equipment	8		154,482	156,973	159,506
Intangible assets, net	9		2,280	2,442	2,643

Total non-current assets			161,883	165,241	170,033

Total assets			169,932	175,806	180,923

Liabilities and equity

Current liabilities
Loans and borrowings	10		8,263	7,354	5,744
Trade accounts payable			304	52	1,558
Accounts payable to related parties	21	(b)	5	146	1,830
Other accounts payable	11		471	339	1,449
Derivate financial instruments	12		8,722	6,378	304

Total current liabilities			17,765	14,269	10,885

Non-current liabilities
Loans and borrowings	10		112,129	113,983	112,313
Deferred taxes	13		4,469	2,124	2,066

Total non-current liabilities			116,598	116,107	114,379

Total liabilities			134,363	130,376	125,264

Equity	14
Share capital			31,238	31,238	31,238
Legal reserve			6,248	6,248	6,248
Other reserves			4,198	4,198	4,198
Retained earnings			(6,115)	3,746	13,975

Total equity			35,569	45,430	55,659

Total liability and equity			169,932	175,806	180,923

The accompanying notes are an integral part of this statement.

Hidroeléctrica Santa Cruz S.A.C.

Statements of comprehensive income

For the years ended December 31, 2014 and 2013

	Note		2014 S/.(000)	2013 S/.(000) (Restated, note 3.4)

Revenue
Energy sales			23,667	24,456
Power sales			1,474	1,590
Other operating income	9	(c)	—	231

			25,141	26,277
Cost of sales	16		(9,568)	(9,000)

Gross profit			15,573	17,277

Operating expenses
Administrative expenses	17	(a)	(931)	(901)
Other expenses, net	18		(195)	(179)

Operating profit			14,447	16,197
Financial income			12	84
Financial expenses	19		(11,244)	(15,196)
Exchange gains (losses), net	21		(6,355)	(9,033)

Loss before income tax			(3,140)	(7,948)
Income tax	13	(b)	(2,345)	(58)

Net loss			(5,485)	(8,006)

Other comprehensive income			—	—

Total comprehensive income of the year			(5,485)	(8,006)

All loss for the year relates to continuing operations

The accompanying notes are an integral part of this statement.

Hidroeléctrica Santa Cruz S.A.C.

Statements of changes in equity

For the years ended December 31, 2014 and 2013

	Share capital S/.(000)	Legal reserve S/.(000)	Other reserves S/.(000)	Retained earnings S/.(000)	Total S/.(000)
Balances as at January 1, 2013 (restated, note 3.4)	31,238	6,248	4,198	13,975	55,659
Net loss , (restated, note 3.4)	—	—	—	(8,006)	(8,006)
Dividends, note 14(d)	—	—	—	(2,223)	(2,223)

Balances as at December 31, 2013, (restated, note 3.4)	31,238	6,248	4,198	3,746	45,430
Net loss	—	—	—	(5,485)	(5,485)
Dividends, note 14(d)	—	—	—	(4,376)	(4,376)

Balances as at December 31, 2014	31,238	6,248	4,198	(6,115)	35,569

The accompanying notes are an integral part of this statement.

Hidroeléctrica Santa Cruz S.A.C.

Statements of cash flows

For the years ended December 31, 2014 and 2013

	2014 S/.(000)	2013 S/.(000)

Operating activities
Collections from customers	25,416	25,328
Payments to suppliers	(5,942)	(9,320)
Payments of taxes, interest and other, net	(7,576)	(14,314)

Net cash flow from operating activities	11,898	1,694

Investing activities
Restricted funds	(101)	(1,099)
Purchase of property, plant and equipment	(1,230)	(1,121)
Purchase of intangible assets	(58)	(23)

Net cash used in investing activities	(1,389)	(2,243)

Financing activities
Repayment of borrowings	(7,707)	(28,373)
Dividends paid	(4,376)	(2,223)
Proceeds from borrowings	—	31,653

Net cash flows from (used in) financing activities	(12,083)	1,057

Net increase (decrease) in cash and cash equivalents for the period	(1,574)	508
Cash and cash equivalents at beginning of year	2,980	2,472

Cash and cash equivalents at year—end	1,406	2,980

Hidroeléctrica Santa Cruz S.A.C.

Notes to the financial statements

As of December 31, 2014 and 2013

1.	Identification and business activity

(a)	Identification

Hidroeléctrica Santa Cruz S.A.C. (hereafter “the Company”) is a Peruvian entity incorporated on December 21, 2006, in the city of Lima, subsidiary of Latin America Power Perú S.A.C. (a Subsidiary of Latin America Power Holding B.V., domiciled in the Netherlands), which holds 65.7 percent of the voting shares of the Company’s capital stock (a 30.54 percent direct participation, and a 35.16 percent indirect participation through HSC Holding S.A.C.).

(b)	Business activity

The Company is dedicated to the generation and sale of electricity it to local private and state-owned companies, as well as to engineering activities, and actions related to its business activity. Its legal domicile is Av. del Pinar N° 152, Oficina N° 508, Santiago de Surco, Lima, Peru.

As of December 31, 2014 and 2013, the Company is developing the Santa Cruz III Hydroelectric Plant, which is located all along the Santa Cruz River (Caraz, department of Áncash). Said plant will have 2.8 MW of generation capacity. Construction started in January 2015 and commercial operations are estimated to start by July 2016.

On January 12, 2012, and February 15, 2012, the Company started the commercial operations of Group 1 and Group 2, respectively, of the Huasahuasi I Hydroelectric Plant, which has 10.0 MW of generation capacity. Said plant is located in the basins of the Huasahuasi and Huacuas rivers, Huasahuasi district, province of Tarma, department of Junín.

On April 18, 2012, and May 5, 2012, the Company started the commercial operations of Group 1 and Group 2, respectively, of the Huasahuasi II Hydroelectric Plant, which has 10.0 MW of generation capacity. Said plant is located in the basins of the Huasahuasi and Huacuas rivers, Huasahuasi district, province of Tarma, department of Junín.

In 2010, the Company started operations of the Santa Cruz II Hydroelectric Plant, has 7.4 MW of generation capacity.

In 2009, the Company started operations of the Santa Cruz I Hydroelectric Plant, which is located on the Santa Cruz River (15 km north of the city of Caraz, department of Áncash), which has 6.0 MW of generation capacity.

In 2008, the Company entered to the Regime of Investment Promotion on Electricity Generation by Using Renewable Energy Resources (hereafter “RER”), through which the Company supplies the National Interconnected Electric System (SEIN under its Spanish acronym) with the energy generated by its four hydroelectric plants that are currently operating. For this purpose, the Company and the Peruvian government signed RER contracts which have a 20-year period maturity, which establish that, through the mechanism of RER Auctions, the Company receives a fixed fee adjusted for WPS5OP3500 rate (finished goods less food and energy) per megawatt established for each hydroelectric plant.

(c)	Main contracts

(i)	Administration, Operation and Maintenance (“AOM”) Contract for Santa Cruz I Hydroelectric Plant and Santa Cruz II Hydroelectric Plant

On March 1, 2012, the Company and GCZ Servicios S.A.C. subscribed to said contract through which the latter agrees to render the services of administration, operation and minor maintenance to the Santa Cruz I Hydroelectric Plant and Santa Cruz II Hydroelectric Plant. The contract has a 5-year term and is renewable at maturity. On August 15, 2012, an addendum to the AOM contract was signed which amends the amount of services to be rendered, reflecting the addition of new services to the original contract.

During 2014, the Company disbursed S/.1,282,000 (S/.1,127,000 in 2013), which is recorded in the “Cost of generation” and “Administrative expenses” captions of the statements of comprehensive income.

(ii)	AOM Contract for the Huasahuasi I and II Hydroelectric Plants and associated transmission lines

On March 1, 2012, the Company and GCZ Servicios S.A.C. subscribed to said contract through which the latter agrees to render the services of administration, operation and minor maintenance to the Huasahuasi I and II Hydroelectric Plants. The contract has a 5-year term and is renewable at maturity.

On August 15, 2012, an addendum to the AOM contract was signed which amends the amount of services to be rendered, reflecting the addition of new services to the original contract.

During 2014, the Company disbursed S/.2,000,000 (S/.1,885,000 in 2013), which is recorded in the “Cost of generation” and “Administrative expenses” captions of the statements of comprehensive income.

(iv)	Trust agreement

On June 15, 2010, the Company and La Fiduciaria S.A. subscribed to said contract with the purpose of constituting a trust of irrevocable designation, for which the Company transferred the trust assets on fiduciary domain to La Fiduciaria. This trust agreement was signed in order to guarantee the financial obligations assumed with Banco Internacional del Perú S.A.A. and BBVA Banco Continental for the construction of the four hydroelectric plants. See note 10.

The purpose of the contract is the following:

(i)	Administer the trust assets and the trust bank accounts.

(ii)	The Trust Equity can be used as payment means of the guaranteed obligations.

(iii)	The Trust Equity can be used as guarantee of faithful and timely compliance of the guaranteed obligations.

On December 20, 2012, it was signed a second addendum to the Trust Agreement through which the parties agree on the modification of the financing installments, the payment schedule and the major maintenance fund and maintenance account.

(d)	Approval of financial statements

The financial statements for the year ended December 31, 2014 and 2013, have been approved and authorized for their issuance by Management and will be submitted to the Board of Directors and the General Shareholders’ Meeting for their approval within the terms established by law. In Management’s opinion, said financial statements will be approved without modification.

2.	Operating regulation and legislation that affect the activities of the electricity industry

The main regulations affecting the Company’s activities are the following:

(a)	Electrical Concessions Law—

In Peru, the electricity sector is ruled by the Electrical Concessions Law, Decree-Law N°25844, enacted on November 19, 1992, its Regulation, Supreme Decree N° 009-93-EM, enacted on February 25, 1993, and its amendments and extensions, such as Law N° 28832, “Law to Ensure the Efficient Development of Electric Generation”.

Pursuant to the Electrical Concessions Act, the electricity sector is divided into three main sub-sectors, each one comprising a different activity: electricity generation, transmission and distribution. In accordance with said act and the “Law to Ensure the Efficient Development of Electricity Generation”, the operation of power generation plants and transmission systems are subject to the provisions of the Economic Operation Committee of the National Interconnected System (COES-SINAC, by its Spanish acronym), with the purpose of coordinating said operation at a minimum cost, preserving the safety of electric energy supply and the best usage of energy resources, as well as the planning of the SEIN development and the short-term market administration. COES-SINAC determines the pricing of the power and energy transfers between generators.

The main changes introduced by the Law are related to the participation in short-term market of distribution companies and large free customers, including distributors and customers, besides generation companies, as members of COES-SINAC, modifying the structure of this organization. Also, it regulates the procedure for distribution companies to convene biddings to ensure energy supply to the regulated market. This law has also amended the legal framework for the electricity transmission activities.

(b)	Promotion of Investment on Electricity Generation Using Renewable Energy—

The Legislative Decree N° 1002, published on May 2, 2008 and it’s regulation, has the purpose of promoting the use of RER in order to enhance the quality of life of the population and to protect the environment through the investment promotion of electricity generation with the use of RER, which is declared of national interest and public necessity. RER are defined as the biomass as well as the wind, solar, geothermal, tidal and hydraulic energies (the latter solely when the generation capacity is less than 20.0 MW).

Eligible to the provisions of said Legislative Decree are the new operations of companies using RER as primary energy, with previous accreditation before the MEM.

Electricity generation via RER enjoys priority in the daily dispatch performed by COES. The production variable cost for the use of RER shall be zero.

The law and it’s regulation introduced an auction scheme for electricity generated with RER.

The energy required for the auctions shall correspond to the participation of the estimated generation with RER by multiplying the National Consumption of Electricity, as established by the Regulation, by the percentage established by the MEM, in which the national consumption of electricity generated with RER must participate, every five years.

(c)	Promotion of Investment on Electricity Generation Using Water Resources and other Renewable Resources—

The Legislative Decree N°1058 dated June 27, 2008, established the investment promotional framework of electricity generation with the use of RER, thus encouraging scientific research and technological innovation, as well as the designing of projects that qualify as mechanisms of clean development which upon being granted their registration can be subject to the negotiation of Emission Reductions Certificate (hereafter “CER” for its Spanish acronym) that can be sold to companies of industrialized countries, which at their turn can account said reductions of greenhouse gases as part of their qualitative goals committed under the Kyoto Protocol.

This regime benefits the electricity generation based on water resources or based on other renewable resources such as wind, solar, geothermal, biomass or tidal, which will be subject to the accelerated depreciation benefit over the Income Tax. Said regime shall be applied to the generation plants that start operations since the entry into force of the aforementioned Legislative Decree. The accelerated depreciation shall be applicable to machinery, equipment and civil works necessary for the installation and operation of the plant, which are acquired and/or built since the entry into force of the Legislative Decree. The rate to be applied is 20 percent as global annual rate.

3.	Summary of significant accounting policies and principles

3.1	Basis of preparation and presentation—

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the “International Accounting Standards Board” (hereinafter “IASB”).

The accompanying financial statements have been prepared on a historical cost basis, based on the accounting records kept by the Company.

The accounting policies adopted are consistent with policies applied in previous years, except for the new IFRS and revised IAS that are mandatory for periods beginning on or after January 1, 2014, in which the Company has adopted; however, due to the structure of the Company and nature of its operations, the adoption of these standards had no significant effect on its financial position and results of operation; therefore, it has not been necessary to modify the comparative financial statements of the Company. These new IFRS and revised IAS are described below:

•	IAS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (Amendment)

Defines the meaning of “currently has a legal right to compensation” criteria and mechanisms for non-simultaneous solution clearinghouses for entitlement to compensation modification. Additionally, this amendment clarifies that to compensate two or more instruments financial institutions should have a right to compensation that cannot be conditioned on a future event, and should be mandatory the following circumstances: (i) the normal course of business, (ii) in the event of default, and (iii) in the event of insolvency or bankruptcy of the entity or any of the counterparties.

•	IAS 36 Impairment of Assets (Amendments)

These amendments eliminate the unforeseen consequences of IFRS 13 on the disclosures required by IAS 36. In addition, the amendments also require disclosure of recoverable amounts of the assets or cash-generating units for which an impairment loss is recognized or when reversals have been recognized in the period.

•	IAS 39 Novation derivatives and continuity of hedge accounting (Amendments)

These amendments provide an exception to discontinue hedge accounting when the novation of a derivative designated as a hedging instrument that meets certain criteria is given.

•	IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity giving rise to the payment, as identified in the relevant legislation, is performed. For levies which are activated by a minimum threshold, the interpretation clarifies that no liability should be anticipated before reaching the minimum threshold specified.

Note 4 includes information about the judgments, significant accounting estimates and assumptions used by Management in the preparation of the accompanying financial statements.

3.2	Summary of significant accounting principles and policies—

Significant accounting policies used by Management for the preparation of financial statements are as follow:

(a)	Cash and cash equivalents—

Cash and cash equivalent presented in the statement of financial position comprises cash balances and current bank accounts and short-team deposits with original maturities less than three months. For purposes of preparing the statement of cash flows, cash and cash equivalent include cash and short-term deposits defined above.

(b)	Foreign currency transactions—

(i)	Functional and presentation currency—

The Company’s financial statements are presented in thousands of Nuevos Soles (except when otherwise indicated), which is also the Company’s functional currency.

(ii)	Transactions and balances in foreign currency—

The transactions carried out in a currency other than the functional currency are considered as transactions in foreign currency. Transactions in foreign currencies are initially recorded by the Company at the functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

(c)	Financial Instruments: Initial recognition and subsequent measurement—

(i)	Financial assets—

Initial recognition and measurement—

Financial assets within the scope of International Accounting Standard (IAS) 39, “Financial Statements: Recognition and measurement”, are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for- sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value and, in the case of assets carried at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time period established by regulation or market convention are recognized on the trade date, which represents the date that the Company commits to purchase or sell the asset.

Subsequent measurement—

The subsequent measurement of financial assets depends on their classification. As of December 31, 2014 and 2013, the Company only maintains loans and receivables, as described below:

Loans and receivables—

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, for which the entity has no intention of selling indirectly nor in the near future and have no risk other than credit impairment.

After initial recognition, such financial assets are measured at amortized cost using the effective interest rate method (EIR), less any impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is recognized in the statement of comprehensive income as “Financial income”. Losses resulting from impairment are recognized in the statement of comprehensive income as a provision.

As of December 31, 2014 and 2013, the Company maintains cash and cash equivalent, trade receivables and other receivables in this category.

Derecognition—

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the asset have expired.

Impairment of financial assets—

At the end of each period under report, the Company assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired in value. A financial asset or group of financial assets is considered impaired in value only if there is objective evidence that there was a loss in value as a result of one or more events that occurred after the initial recognition of the asset (the “event that causes loss”), and the event that caused the loss has an impact on the estimated future cash flows generated by the financial asset or group of financial assets, and that impact can be reasonably estimated.

Evidence of impairment may include, among others, evidence that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in payments of debt principal or interest.

Financial assets carried at amortized cost—

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists; individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment for a financial asset evaluated individually, regardless of its importance, it includes the asset in a group of financial assets with credit risk characteristics similar, and evaluates them collectively to determine whether impairment exists. Assets that are individually assessed to determine whether impairment exists, and for which an impairment loss is recognized or is still recognized, are not included in the evaluation of impairment collectively.

If there is objective evidence that there has been an impairment loss, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been produced). The present value of estimated future cash flows discounted at the original effective interest rate of financial assets. If the loan bears a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the statement of comprehensive income.

(ii)	Financial liabilities—

Initial recognition and measurement—

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and accounts payable, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value (in the case of loans and payables carried at amortized cost) plus transaction costs directly attributable.

The Company’s financial liabilities include accounts payable, accounts payable to related parties, other accounts payable and financial obligations.

Subsequent measurement—

The subsequent measurement of financial liabilities depends on their classification. As of December 31, 2014 and 2013, the Company only maintains loans and borrowings as follows:

Debt and interest bearing loans—

After initial recognition, financial liabilities are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of comprehensive income when the liabilities are derecognized as well as through the amortization process, using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The amortization of the effective interest rate is recognized as “Finance cost” in the statement of comprehensive income.

Derecognition—

A financial liability is derecognized when the relevant obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms are substantially modified, such replacement or amendment is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income.

(iii)	Offsetting of financial instruments—

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(iv)	Fair value of financial instruments—

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or liability is measured using the assumptions that market participants would use to rank the asset or liability value, assuming that market participants act in their best economic interest. The fair value measurement of non-financial assets takes into account the ability of a market participant to generate economic benefits through more and better use of the asset or selling it to another market participant that would use the assets in the best possible way.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient information is available to measure fair value, maximizing the use of relevant observable inputs and minimize the use of unobservable inputs.

All assets and liabilities which are determined or reveal fair values in the financial statements are classified within the fair value hierarchy, described below , based on the lowest level of the data used that are significant to the measurement at fair value as a whole:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: Other techniques for all information or data different to quoted prices within level 1, available, either directly or indirectly.

•	Level 3: Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized at fair value in the financial statements on a recurring basis, the Company determines whether there have been transfers between levels in the hierarchy by reviewing the categorization at the end of each reporting period.

Management determines the policies and procedures for both recurring fair value measurement. At each reporting date, management analyzes the movements in the values of assets and liabilities which are required to be re-measured or in accordance with the accounting policies of the Company.

For purposes of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks and the level of the fair value hierarchy as explained above.

(d)	Derivative financial instruments—

Initial recognition and measurement—

The Company uses cross currency interest rate swap to manage its exposure to risk associated with fluctuations in exchange rates and interest rates. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

(e)	Property, plant and equipment—

Property, plant and equipment is stated at cost, net of accumulated depreciation and / or accumulated impairment losses. The purchase price or construction cost is the total amount paid and the fair value of any other consideration given to acquire the asset. For the significant components of facilities, furniture and equipment that must be replaced periodically, the Company derecognizes the replaced component and recognizes the new component with its respective useful lives and depreciation. Similarly, when a major inspection is performed, its cost is recognized as a replacement to the extent that they meet the recognition requirements. Other repair and maintenance costs are recognized as expenses as incurred.

Land is not depreciated. Depreciation is calculated following the straight-line method using the following estimated useful lives:

Years
Buildings	33 to 45
Machinery and equipment	10 to 45
Vehicles	5
Furniture and fixtures	10
Other equipment	4 to 10

Residual values, useful lives and depreciation methods are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment or a significant component is removed upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income in the year the asset is derecognized.

Infrastructure assets are controlled by the Company and so are accounted for under IAS 16 Property, plant and equipment rather than under IFRIC 12 Service concession arrangements.

(f)	Intangible assets—

Intangible assets are recorded at cost and are presented net of accumulated amortization. Amortization is recognized as an expense and is determined using the straight-line method based on estimated useful lives of assets, which has been estimated between 5 and 10 years.

The estimate of the useful life is reviewed periodically to ensure that the amortization period is consistent with the expected pattern of future economic benefits from these assets.

(g)	Leases—

The Company recognizes finance leases recording assets and liabilities at the beginning of contracts in the statement of financial position for an amount equal to the fair value of the leased asset or, if lower, the present value of the lease asset. Initial direct costs are considered as part of the asset. Lease payments are apportioned between finance charges and reduction of the lease liability. Finance charges are allocated over the term of the lease liability to generate interest expense on the balance of the liability for each period and are recognize as financial expenses in the statement of comprehensive income.

The lease generates depreciation expense for the asset as well as interest expense for each accounting period. The depreciation policy for leased assets is consistent with the policy for other depreciable assets owned by the Company.

Leases where the lessor effectively retains substantially all the risks and rewards of ownership of the leased benefits are classified as operating leases. Operating lease payments are recognized as expenses in the statement of comprehensive income based on the straight-line method over the term of the contract.

(h)	Impairment of long-lived assets—

The Company reviews and evaluates the impairment of long-lived assets when events or economic changes indicate that the book value may not be recovered. An impairment loss is the amount by which the book value of long-lived assets exceeds the net selling price or value in use, whichever is higher. The net selling price is the amount that may be obtained in the sale of an asset in a free market, while the value in use of an asset is the present value of estimated future flows expected to be obtained from the continuous use of an asset and its disposal at the end of its useful life. An impairment loss recognized in prior years is reversed if a change occurs in the estimates that were used last time in which such loss was recognized.

(i)	Provisions—

A provision is recognized when the Company has a present liability (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the liability and the amount of the obligation can be reliably estimated. Provisions are reviewed periodically and adjusted to reflect the best estimate as of the date of the statement of financial position. The expense relating to any provision is shown on the statement of comprehensive income. If the time value of money is material, provisions are discounted using a pre-tax rate that reflects, when appropriate, the risk specific to the liability. When the discount is made, the increase in the provision due to passage of time is recognized as interest expense in the statement of comprehensive income.

(j)	Contingencies—

Contingent liabilities are recorded on the financial statements when it is probable that they are confirmed in time and can be reliably measured. Possible contingencies are not recognized in the financial statements. These are disclosed in notes to the financial statements, unless the possibility of an outflow of economic benefits is remote.

Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

(k)	Revenue recognition—

The Company recognizes revenue when the amount can be reliably measured, it is probable that economic benefits will flow to the Company and meet specific criteria for each type of income, described below. It is considered that the amount of revenue cannot be reliably measured until all contingencies related to the sale have been resolved. Revenue is recognized as follows:

Sale of energy and power—

Revenues from sales of electricity and power delivered unbilled are recognized as income in the month in which the service is provided based on the reports of the Committee on Economic Operation of COES-SINAC National Grid, which are issued a month after the delivery of energy. Sales of energy from Renewable Energy Resources (RER) include a premium established under the RER contracts (see note 1(b)).

(l)	Taxes—

Current income tax—

Current income tax asset or liability is measured at the amount expected to be recovered from or paid to the taxation authorities, according to the existing rules for determining taxable income. The income tax is calculated based on the Company’s financial information.

Deferred income tax—

Deferred income tax is recognized using the liability method on temporary differences between the accounting basis and the tax basis at the date of statement of financial position.

Liabilities for deferred income taxes are recognized for all taxable temporary differences, when the opportunity of reversal can be controlled and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the future offset of unused tax credit and tax loss carryforward, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforwards of unused tax credits and unused tax losses can be used.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and is reduced to the extent that it is no longer probable that sufficient future taxable income will be available to allow the benefit of part or the entire deferred asset to be utilized. Unrecognized deferred assets are re-assessed on each statement of financial position date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax rules that were approved to date end of the period over which it is reported, or whose approval is near to completion at that time.

Deferred tax items are recognized in correlation to the underlying transaction either in the income statement or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities, and when the deferred taxes related to the same taxable entity and the same taxation authority.

Value added tax—

Revenues, expenses and assets are recognized net of the amount of Value Added Tax, except:

•

When the Value Added Tax (VAT) incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the item of expenditure, as appropriate;

•	Accounts receivable and payable are already stated with the amount of VAT included.

The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other accounts receivable or payable in the statement of financial position.

3.3	New accounting pronouncements

The Company has decided not to early adopt the following standards and interpretations that were issued by the IASB, but are not effective at December 31, 2014:

•	IFRS 9, “Financial Instruments: classification and measurement”

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of project financial instruments and replace IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for the classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but the comparative information is not mandatory. The early application of the previous versions of IFRS 9 (2009, 2010 and 2013) is allowed if the date of initial application is before February 1, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement financial assets of the Company, but no impact on the classification and measurement of financial liabilities.

•	IFRS 15, Revenue from contracts with customers

IFRS 15 was issued in May 2014 and established a new five-step model to be applied to revenue from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration that the entity expects to be entitled in exchange for the transfer of goods or services to a customer. The principles of IFRS 15 provide an approach more structured to measurement and revenue recognition. The new standard of income is applicable to all entities and will replace all current requirements for revenue recognition under IFRS. The retrospective application Complete or modified is required for annual periods beginning on or after January 1, 2017, with early adoption permitted.

•	Amendments to IFRS 11 Joint Arrangements: Accounting for acquisitions of interests

Amendments to IFRS 11 requires that a joint operator post the acquisition of an interest in a joint venture in which the activity of the joint venture is a business, according to IFRS 3. The amendments also clarify that a pre-existing interest in a joint operation is not remeasured in the acquisition of an additional interest in the same joint operation, while the joint control is maintained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including reporting entity under common control of the same main controller.

The changes apply to both the acquisition of the initial stake in a joint operation and the acquisition of any additional interest in such joint operation and are effective prospectively for annual periods beginning on or after January 1, 2016, allowing the adoption Advance.

It is not expected that these amendments will have an impact for the Company, since the Company does not have joint arrangements.

•	Amendments to IAS 16 and IAS 38: Clarification of acceptable methods of depreciation and amortization.

The amendments clarify the principle of IAS 16 and IAS 38, that revenues reflect a pattern of economic benefits generated from operating a business (which the asset is part) rather than the economic benefits consumed through use of the asset. As a result, the depreciation method based on income cannot be used to depreciate property, plant and equipment and may only be used in very limited to the amortization of intangibles circumstances. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted.

It is not expected that these amendments will have an impact for the Company, since the Company has not used a method based on income to depreciate its non-current assets.

3.4	Restatement of 2013 financial statements of previous years

During 2014 management identified the following adjustments as of and for the year ended December 31, 2013:

(i)	Error in the deferred income tax recognized as of December 31, 2013, relating to the non-recognition of a deferred income tax liability of S/.2,987,000 arising from a temporary difference between the financial and tax basis of property, plant and equipment.

(ii)	Cross currency interest rate swaps not accounted as derivatives at pair value in previous years, which represent an account payable of S/.6,378,000 and S/.304,000 as of December 31, 2013 and January 1, 2013, respectively.

Consequently, the Company has restated the 2013 comparative information to adjust for such amounts. The impacts of such adjustments are shown in the reconciliations of the statement of financial position as of December 31, 2013 and the Income statement for the year ended December 31, 2013, presented below.

The Company has also presented a restated statement of financial position as of January 1, 2013.

In addition, the Company reclassified the balance of “insurance paid in advance” amounting to S/.1,145,000, offsetting it with the corresponding amount included in “insurance payables” within the “Other payables” balance, for comparability purposes with the presentation reflected in the statement of financial position as of December 31, 2013. Such reclassification is also presented in the reconciliations below.

Reconciliation of statement of financial position as of January 1, 2013:

	Balances according to originally issued financial statements 01.01.2013 S/.(000)	Adjustments S/.(000)	Reclassifications S/.(000)	Restated balances at 01.01.2013 S/.(000)

Statement of financial position—

Assets

Current assets
Cash and Cash equivalents	2,472	—	—	2,472
Trade accounts receivable	1,516	—	—	1,516
Accounts receivable from related parties	10	—	—	10
Other accounts receivable	5,602	—	—	5,602
Prepaid expenses	1,290	—	—	1,290

Total current assets	10,890	—	—	10,890

Non-current assets
Other accounts receivable	7,884	—	—	5,826
Property, plant and equipment	159,506	—	—	156,973
Intangible assets, net	2,643	—	—	2,442

Total non-current assets	170,033	—	—	170,033

Total assets	180,923	—	—	180,923

Liabilities and equity
Loans and borrowings	5,744	—	—	5,744
Trade accounts payable	1,558	—	—	1,558
Accounts payable to related parties	1,830	—	—	1,830
Other accounts payable	1,449	—	—	1,449
Derivative financial instruments	—	304	—	304

Total current liability	10,581	304	—	10,885
Loans and borrowings	112,313	—	—	112,313
Deferred tax liability	2,066	—	—	2,066

Total non-current liabilities	114,379	—	—	114,379

Total liabilities	124,960	304	—	125,264

Equity
Share capital	31,238	—	—	31,238
Legal reserve	6,248	—	—	6,248
Other reserves	4,198	—	—	4,198
Retained earnings	14,279	(304)	—	13,975

Total equity	55,963	(304)	—	55,659

Total liabilities and equity	180,923	—	—	180,923

Reconciliation of statement of financial position as of December 31, 2013:

	Balances according to originally issued financial statements 31.12.2013 S/.(000)	Adjusments S/.(000)	Reclasifications S/.(000)	Restated balances at 31.12.2013 S/.(000)

Statement of financial position—

Assets

Current assets
Cash and Cash equivalents	2,980	—	—	2,980
Trade accounts receivable	2,475	—	—	2,475
Inventories	92	—	—	92
Other accounts receivable	4,732	—	—	4,732
Prepaid expenses	1,431	—	(1,145)	286

Total current assets	11,710	—	(1,145)	10,565

Non-current assets
Other accounts receivable	5,826	—	—	5,826
Property, plant and equipment	156,973	—	—	156,973
Intangible assets, net	2,442	—	—	2,442
Deferred income tax assets (i)	863	(863)	—	—

Total non-current assets	166,104	(863)	(1,145)	165,241

Total assets	177,814	(863)	(1,145)	175,806

Liabilities and equity
Loan and borrowings	7,354	—	—	7,354
Trade accounts payable	52	—	—	52
Accounts payable to related parties	146	—	—	146
Other accounts payable	1,484	—	(1,145)	339
Derivative financial instruments	—	6,378	—	6,378

Total current liability	9,036	6,378	(1,145)	14,269
Loan and borrowings	113,983	—	—	113,983
Deferred income tax liability (i)	—	2,124	—	2,124

Total non-current liabilities	113,983	2,124	—	116,107

Total liabilities	123,019	8,502	(1,145)	130,376

Equity
Share capital	31,238	—	—	31,238
Legal reserve	6,248	—	—	6,248
Other reserves	4,198	—	—	4,198
Retained earnings	13,111	(9,365)	—	3,746

Total equity	54,795	(9,365)	—	51,808

Total liabilities and equity	177,814	(863)	(1,145)	175,806

Reconciliation of income statement for the year ended December 31, 2013:

	Balances according to originally issued financial statements 31.12.2013 S/.(000)	Adjusments S/.(000)	Reclasifications S/.(000)	Restated balances at 31.12.2013 S/.(000)

Statement of comprehensive income—
Energy Sales	24,456	—	—	24,456
Power Sales	1,590	—	—	1,590
Other operating income	231	—	—	231
Other third income	—	—	—	—

	26,277	—	—	26,277
Cost of sales	(9,000)			(9,000)

Gross profit	17,277	—	—	17,277

Operating Expenses
Administrative expenses	(901)	—	—	(901)
Other expenses, net	(179)	—	—	(179)

Operating profit	16,197	—	—	16,197
Financial income	84	—	—	84
Financial expenses	(9,122)	(6,074)	—	(15,196)
Exchange gains (losses), net	(9,033)	—	—	(9,033)

Loss before income tax	(1,874)	(6,074)	—	(7,948)
Income tax (i)	2,929	(2,987)		(58)

Net loss	1,055	(9,061)	—	(8,006)

4.	Judgments, estimates and significant accounting assumptions

The preparation of financial statements requires Management to make judgments, accounting estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and disclosure of contingent liabilities at the end of the reporting period under review. These judgments and estimates are based on Management’s best knowledge about the relevant facts and circumstances, taking into account previous experience, however, the results may differ from the amounts included on the financial statements. Information about such judgments and estimates is contained in the accounting policies and / or in the notes to the financial statements.

The main areas of uncertainty associated with the estimates and critical judgments made by Management in the preparation of financial statements include:

•	Estimation of useful life of property, plant and equipment and intangible assets, residual values and impairment, notes 3.2(e), 3.2(f) and 3.2(h).

•	Estimation of income tax, notes 3.2(l).

•	Contingencies, notes 3.2(j).

Any differences in the estimates with subsequent actual results are reported in the year in which they occur.

5.	Cash and cash equivalents

(a)	Following is the composition of this caption:

	2014 S/.(000)	2013 S/.(000)
Current accounts(b)	625	2,303
Trust fund account(c)	781	677

	1,406	2,980

(b)	As of December 31, 2014 and 2013, the Company keeps current bank accounts in local financial entities, denominated in local currency and foreign currency, are unrestricted and do not bear interest.

(c)	Correspond to the “collections bank account” which include collections from customers of the Company which are deposited in a bank account in local and foreign currency in a local financial entity, according to the Trust Agreement subscribed with La Fiduciaria (note 1(c)). These balances are freely available.

6.	Trade accounts receivable

(a)	Following is the composition of this caption:

	2014 S/.(000)	2013 S/.(000)
Trade accounts receivable(b)	2,084	2,303
Accrued income for RER auctions(c)	482	172

	2,566	2,475

(b)	Trade accounts receivable correspond mainly to the estimation performed by Management of accounts receivable from energy delivered but not billed in the month. These accounts receivable are billed on the first days of the following month and are denominated in Nuevos Soles.

As of December 31, 2014 and 2013, the aging of the balance of accounts receivable is mainly comprised by non-past due balances shorter than 30 days.

(c)	Corresponds to unbilled sales of energy delivered into the current month. These sales are invoiced within the billing cycle of the following month.

(d)	No provision for doubtful accounts as of December 31, 2014 and 2013 was recorded as management assessed that there were no significant risks of default.

7.	Other accounts receivable

(a)	Following is the composition of this caption:

	2014 S/.(000)	2013 S/.(000)
VAT credit(b)	5,820	7,884
Restricted funds(c)	1,608	1,507
Advance payment of Income Tax	640	1,016
Other accounts receivable	755	151

	8,823	10,558

Maturities:
Current portion	3,702	4,732
Non-current portion	5,121	5,826

	8,823	10,558

(b)	During 2014 and 2013, the VAT credit was generated by purchases and acquisitions from suppliers for the development of electricity generation activities, which will be recovered in the medium term.

(c)	Corresponds to the fiduciary reserve deposits made as result of the loan with Banco Internacional del Perú S.A.A., note 10(a). As of December 31, 2014 and 2013. The deposits are equivalent to two installments of the aforementioned loan, according to the maturity schedule.

8.	Property, plant and equipment

(a)	Following is the movement and composition of the caption at the date of the financial statements:

	Land S/.(000)	Buildings and other constructions S/.(000)	Machinery and equipment S/.(000)	Transport units S/.(000)	Miscellaneous equipment S/.(000)	In-transit units S/.(000)	Work-in- progress S/.(000)	Total S/.(000)

Cost
Balance as of January 1, 2013	1,481	90,350	71,360	70	161	662	—	164,084
Additions(b)	10	85	36	—	44	314	632	1,121
Transfers(c)	—	407	—	—	272	(343)	(336)	—
Disposals	—	—	—	—	—	(10)	—	(10)

Balance as of December 31, 2014	1,491	90,842	71,396	70	477	623	296	165,195
Additions(b)	—	229	—	—	6	262	733	1,230
Transfers(c)	—	334	—	—	—	—	(334)	—
Disposals	—	—	—	—	—	—	—	—

Balance as of December 31, 2014	1,491	91,405	71,396	70	482	885	917	166,425

	Land S/.(000)	Buildings and other constructions S/.(000)	Machinery and equipment S/.(000)	Transport units S/.(000)	Miscellaneous equipment S/.(000)	In-transit units S/.(000)	Work-in- progress S/.(000)	Total S/.(000)

Accumulated depreciation
Balance as of January 1, 2013	—	1,962	2,556	41	19	—	—	4,578
Depreciation for the period (e)	—	2,016	1,584	13	31	—	—	3,644

Balance as of December 31, 2014	—	3,978	4,140	54	50	—	—	8,222
Depreciation for the period (e)	—	2,049	1,592	13	67	—	—	3,721

Balance as of December 31, 2014	—	6,027	5,732	67	117	—	—	11,943

Net book value as of December 31, 2014	1,491	85,378	65,664	3	366	885	695	154,482

Net book value as of December 31, 2013	1,491	86,864	67,256	16	427	623	296	156,973

(b)	As of December 31, 2014 and 2013, main additions correspond mainly to complementary civil works performed at the Huasahuasi I and II Hydroelectric Plants.

(c)	During 2014, it corresponds to activation of Civil Works (Slope Stabilization) in Hydroelectric Plant Huasahuasi II.

(d)	The caption “Property, plant and equipment” includes assets acquired through finance lease contracts. The Company acquired machinery and equipment, and financed the construction of the Santa Cruz I and II Hydroelectric Plants, and Huasahuasi I and II Hydroelectric Plants under said modality. The cost and corresponding, accumulated depreciation of these assets is comprised as follows:

	As of December 31, 2014			As of December 31, 2013
	Cost S/.(000)	Depreciation S/.(000)	Book value S/.(000)	Cost S/.(000)	Depreciation S/.(000)	Book value S/.(000)
Buildings and other constructions	19,693	2,154	17,539	19,693	1,716	17,977
Machinery and equipment	32,320	3,561	28,759	32,320	2,843	29,477

	52,013	5,715	46,298	52,013	4,559	47,454

(e)	The depreciation expense of the period has been recorded in the following captions of the statements of comprehensive income:

	2014 S/.(000)	2013 S/.(000)
Cost of generation, note 76	3,721	3,637
Administrative expenses, note 77(a)	—	7

	3,721	3,644

(f)	The Company has contracted multi-risk insurance policies that cover in a sufficient manner the entirety of the Santa Cruz I and II Hydroelectric Plants and the Huasahuasi II and II Hydroelectric Plants, (note 11(c)).

(g)	As of December 31, 2014 and 2013, Management performed an assessment on use and conditions of its property, plant and equipment, and has not found any impairment indicator in such assets. Thus, in its opinion, their book value is recoverable with the future income generated by the Company.

9.	Intangible assets, net

(a)	Following is the movement and composition of this caption:

	2014					2013
	Project development(b) S/.(000)	Concessions, licenses and other S/.(000)	Certified Emission Reductions(c) S/.(000)	Software S/.(000)	Total S/.(000)	Total S/.(000)

Cost

Balance as of January 1	2,482	231	12	43	2,768	2,760
Additions	—	—	—	58	58	23
Disposals and/or adjustments	—	—	(11)	—	(11)	(15)

Balance as of December 31	2,482	231	1	101	2,815	2,768

Cumulative amortization
Balance as of January 1	317	—	—	9	326	117
Amortization of the period, notes 76 and 77(a)	200	—	—	9	209	209

Balance as of December 31	517	—	—	18	535	326

Net book value	1,965	231	1	83	2,280	2,442

(b)	As of December 31, 2014 and 2013, it corresponds to disbursements related to the development of the project and definitive concessions, among others, related to the development of the Huasahuasi I and II Hydroelectric Plants and the project of the Santa Cruz III Hydroelectric Plant.

(c)	As of December 31, 2014 and 2013, the balance of this caption corresponds to the estimation of 9,314 and 53,306 Certified Emission Reduction generated by the production at the Santa Cruz I and II Hydroelectric Plants, respectively.

During April 2013, the Company sold 43,992 CERs for EUR 67,000 (equivalent to S/.231,000) at a net cost of EUR 5,000 (equivalent to S/.17,000), to the German agency KfW, which performs the purchase of carbon bonds globally. Revenues from this operation are presented in the statements of comprehensive income in the caption “Other operating income”, note 78.

(d)	In Management’s opinion, there are not any events or economic changes indicating an impairment of intangible assets as of December 31, 2014 and 2013.

10.	Loans and borrowings

(a)	We show below an analysis of loans and borrowings:

							Total
		Currency		Guarantee	Fixed annual interest rate	Maturities	2014 S/.(000)	2013 S/.(000)

Loans
Banco Internacional del Perú S.A.A.(b)		US$		Property	7.30%	November 2022	75,862	74,657

							75,862	74,657

Finance leases
BBVA Banco Continental(c)	Leasing		S/.	Equipment	7.35%	June 2019	6,414	7,119
BBVA Banco Continental(c)	Leasing		S/.	Property	7.35%	June 2019	3,476	3,858
BBVA Banco Continental(d)	Leasing	US$		Property	7.00%	February 2023	7,493	7,495
BBVA Banco Continental(e)	Leaseback		S/.	Equipment	7.20%	March 2023	13,737	14,639
BBVA Banco Continental(e)	Leaseback		S/.	Property	7.20%	April 2023	2,718	2,892
BBVA Banco Continental(f)	Leaseback	US$		Equipment	6.90%	March 2023	6,776	6,776
BBVA Banco Continental(f)	Leaseback	US$		Property	6.90%	April 2023	3,916	3,901

							44,530	46,680

Total							120,392	121,337

Maturities(g)
Current portion							8,263	7,354
Non-current portion							112,129	113,983

Total							120,392	121,337

In order to comply with the financial obligations above mentioned, the Company constituted a trust fund with La Fiduciaria. See note 1(c)

(b)	Corresponds to the commercial loan for US$28,000,000 (equivalent to S/.83,692,000) that was used for the construction and to start commercial operations of the Huasahuasi I and II Hydroelectric Plants, that was granted between 2010 and 2012.

(c)	Corresponds to two finance lease contracts that were used for the supply, installation, assembly and starting of commercial operations of the electromechanical equipment, and for the civil works of the Santa Cruz I Hydroelectric Plant with a capital financed for S/.15,888,000 that were subscribed during 2007.

(d)	Corresponds to the leaseback contract to finance the construction, equipment and start of operations of the Santa Cruz II Hydroelectric Plant with a capital financed for US$2,671,000 (equivalent to S/.6,814,000).

During March 2013, a refinancing of the contract was made, considering a financed capital of US$2,804,000 (equivalent to S/.7,840,000).

(e)	Corresponds to two leaseback contracts subscribed on March 15 and April 9, 2013, for the acquisition of furniture, equipment and land at the Santa Cruz II Hydroelectric Plant, for S/.15,295,000 and S/.3,009,000, respectively.

(f)	Corresponds to two leaseback contracts subscribed on March 26 and April 8, 2013, for the acquisition of machinery, equipment and land at the Santa Cruz I Hydroelectric Plant, for US$2,535,000 (equivalent to S/.7,088,000) and US$1,451,000 (equivalent to S/.4,057,000), respectively.

(g)	The minimum future payments for finance leases as of December 31, 2014 and 2013, were as follows:

	2014		2013
	Minimum payments S/.(000)	Present value of payments S/.(000)	Minimum payments S/.(000)	Present value of payments S/.(000)
Up to 1 year	6,766	3,794	6,601	3,457
Between 1 and 3 years	20,464	13,098	13,202	7,678
Between 3 and 5 years	14,098	11,348	13,202	8,824
More than 5 years	18,137	16,290	31,332	26,721

Total payments	59,330	44,530	64,337	46,680
Minus interests payable	(14,935)	—	(17,657)	—

Total	44,530	44,530	46,680	46,680

(h)	As of December 31, 2014 and 2013, loans and borrowings have the following maturities:

Year	2014 S/.(000)	2013 S/.(000)
2014	—	7,354
2015	8,263	7,887
2016	8,861	8,457
2017	9,505	9,072
2018	10,194	10,178
2019 onwards	83,569	78,389

	120,392	121,337

(i)	The financial expenses generated by bank loans and financial leasings during 2014 amount to S/.8,768,000 (S/.8,544,000 during 2013); see note 79.

11.	Other accounts payable

(a)	Following is the composition of this caption:

	2014 S/.(000)	2013 S/.(000)
Miscellaneous provisions(b)	304	1,301
Insurances payable(c)	148	178
Other minor	19	5

	471	1,484

(b)	As of December 31, 2014 and 2013, correspond mainly to provisions for social expenses and current maintenance expenses incurred by the Company.

(c)	As of December 31, 2014 and 2013, correspond to multi-risk insurance policies that were contracted with Rímac Internacional Compañía de Seguros y Reaseguros S.A. for the Santa Cruz I and II Hydroelectric Plants and Huasahuasi I and II Hydroelectric Plants for US$574,968 (equivalent to S/.1,718,579) and US$465,000 (equivalent to S/.1,301,000), respectively.

12.	Derivative financial instruments

As of December 31, 2014 and 2013, the Company has contracted cross currency interest swaps with BBVA Banco Continental in order to manage the interest rate risk. The detail of such instruments is as follows:

			Nominal amount			Fair value
Description	Beginning date	Maturity date	US$(000)	S/.(000)	Exchange rate	2014 S/.(000)	2013 S/.(000) (Restated, note 3.4)
Swap agreement – BBVA Banco Continental	26/10/2010	30/07/2019	6,060	16,878	2.785	2,249	1,526
Swap agreement – BBVA Banco Continental	15/03/2013	15/03/2023	6,982	18,048	2.585	5,380	4,026
Swap agreement – BBVA Banco Continental	09/04/2013	10/04/2023	1,383	3,551	2.567	1,093	826

Total			14,425	38,477		8,722	6,378

Effects of the accounting of derivative financial instruments held by the Company are presented in the “Financial expenses” caption of the statements of comprehensive income, see note 19.

13.	Deferred income tax

(a)	The movement of the components of this caption during the years 2014 and 2013 is as follows:

	Balance as of January 1, 2013 S/.(000)	Income (expenses) restated (Note 3.4) S/.(000)	Balance as of December 31, 2013, restated (Note 3.4) S/.(000)	Income (expenses) S/.(000)	Balance as of December 31, 2014 S/.(000)

Deferred assets
Tax loss carryforward	4,103	(2,149)	1,954	(183)	1,771
Exchange difference loss considered for tax purposes as cost of plant and equipment	—	2,417	2,417	(387)	2,030

	4,103	268	4,371	(570)	3,801

Deferred liabilities
Difference from book and tax depreciation rates	4,809	1,194	6,003	1,676	7,679
Amortization of capitalized interest	—	492	492	99	591
Exchange difference gain considered for tax purposes as cost of the fixed assets of the structural loan	876	(876)	—	—	—
Exchange difference capitalized in plant and equipment acquired under financial leasing	484	(484)	—	—	—

	6,169	326	6,495	1,775	8,270

Deferred liability, net	(2,066)	(58)	(2,124)	(2,345)	(4,469)

(b)	The income tax expenses for the years ended December 31, 2014 and 2013, comprises the following:

	2014 S/.(000)	2013 S/.(000)
Current	—	—
Deferred	2,345	58

	2,345	58

14.	Equity

(a)	Share capital—

As of December 31, 2014 and 2013, the Company’s capital stock is represented by 31,238,030 common shares fully subscribed and paid-in; whose notional book value is S/.1 per share.

As of December 31, 2014 and 2013, the shareholding participation is as follows:

Shareholder	Participation percentage %
GCZ Energía S.A.C.	15.00
Manuel Montori Alfaro	19.30
Latin America Power Perú S.A.C.	30.54
HSC Holding S.A.C.	35.16

100.00

(b)	Legal reserve—

Pursuant to the General Act of Corporations, it is required that a minimum of 10 percent of the distributable income of each period be transferred to a legal reserve up until it equals 20 percent of the capital stock. The legal reserve can offset losses or be capitalized, existing in both cases the mandate of replenish it. The Company records the appropriation of the legal reserve when it is approved by the General Shareholders’ Meeting.

(c)	Other reserves—

The Shareholders made statutory reserves and capital premiums as part of the development process of the construction project of the Santa Cruz I and II Hydroelectric Plants and Huasahuasi I and II Hydroelectric Plants.

(d)	Retained earnings

During 2014, the Annual Shareholders’ Meetings agreed the distribution of dividends for the year 2013, which were approved in the following meetings:

Agreement date for the Annual Shareholders’ Meetings	Agreed amount		Total amount S/.
January 6, 2014		S/.983,000	983,000
April 24, 2014	US$	400,000	1,122,000
July 9, 2014	US$	400,000	1,114,000
October 3, 2014	US$	400,000	1,157,000

			4,376,000

These dividends were entirely paid by the Company in January, April, July and October, 2014.

The Annual Shareholders’ Meetings held on June 21, 2013 and September 13, 2013, agreed on the distribution of dividends of the year 2012 for S/.1, 113,000 and S/.1, 110,000, respectively. These dividends were entirely paid by the Company in July and September 2013.

15.	Tax situation

(a)	The Company is subject to the Peruvian tax legislation. As of December 31, 2014 and 2013, the statutory Income Tax rate was 30 percent on the taxable income, after deducting the workers’ profit sharing which is calculated with a 5 percent rate on the taxable income.

Beginning in 2015, in attention to Article 55 of Law No. 30296, the tax rate applicable on the taxable income, after deducting the workers’ profit sharing, is as follows:

•	2015 and 2016: 28 percent.

•	2017 and 2018: 27 percent.

•	2019 onwards: 26 percent.

Legal persons not domiciled in Peru and natural persons are subject to retention of an additional tax on dividends received. In this regard and in attention to Law No. 30296, the additional tax on dividends for income generated is as follows:

•	4.1 percent of the profits generated until December 31, 2014.

•	For the profits generated from 2015 onwards, whose distribution is made after that date, the percentages will be the following:

•	2015 and 2016: 6.8 percent.

•	2017 and 2018: 8 percent.

•	2019 onwards: 9.3 percent.

(b)	For the purpose of determining the Income Tax and Value Added Tax (VAT), the transfer pricing agreed for transactions with related entities and with companies domiciled in low or zero tax countries must be supported by documentation containing information on the valuation methods applied and criteria used in the determination of such prices. On the basis of the analysis of the Company’s operations, in the opinion of Management and its legal advisors, as consequence of the application of these regulations, there will not arise any material consequences for the Company as of December 31, 2014 and 2013.

(c)	The Tax Authority is legally entitled to review and, if necessary, adjust the Income Tax computed by the Company during a term of four years following the year in which a tax return was filed. The Company’s Income Tax and VAT returns corresponding to the years 2010 to 2014 are open to examination. Given the possible interpretations that the Tax Authority may give to the legislation in effect, up to date it is not possible to determine whether or not any tax examination to be conducted would result in liabilities for the Company; thus, any increased tax or surcharge that may arise from possible tax examinations would be applied to the income of the period in which such tax increase or surcharge may be determined. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2014 and 2013.

(d)	As of December 31, 2014 and 2013, the Company presents tax losses amounting to S/.24,145,000 and S/.14,056,000, respectively. Management will assess at the closing date of each year the evolution of market conditions and legislation in effect in order to determine whether said asset must be recognized at some moment.

In accordance with the established by the Income Tax Act and its amendments, entities established in Peru are able to opt between the two following methods to carry forward their tax losses:

(i)	The tax loss can be offset with future income until its final extinction, by applying said loss until 50 percent of the taxable income; or

(ii)	The tax loss can be used up until four years after being generated.

The Company has chosen method (ii).

We show below the composition of the tax loss carryforward for de years 2014 and 2013:

	2014 S/.(000)	2013 S/.(000)
Loss before income tax	(796)	(1,874)
Non-deductible expenses	540	1,044
Temporary items	(9,833)	(10,600)

Tax loss of the year	(10,089)	(11,430)
Tax loss of previous years, net of adjustment	(14,056)	(2,626)

Tax loss carryforward	(24,145)	(14,056)

Recognized	(6,513)	(6,513)
Unrecognized	(17,632)	(7,543)

	(24,145)	(14,056)

16.	Cost of generation

Following is the composition of this caption:

	2014 S/.(000)	2013 S/.(000)
Depreciation, note 8(e)	3,721	3,637
Operating, administrative and maintenance cost	2,655	2,581
Insurance	1,307	1,341
Tributes	495	453
Consulting and advisory services	228	187
Amortization, note 9(a)	209	200
Maintenance of fixed assets	137	29
Other	816	572

	9,568	9,000

17.	Administrative expenses

(a)	We show below a composition of this caption:

	2014 S/.(000)	2013 S/.(000)
Services rendered by third parties (b)	881	877
Tributes	46	8
Depreciation, note 8(e)	—	7
Amortization, note 9(a)	—	9
Other	4	—

	931	901

(b)	Correspond mainly to the services of administration, operation and maintenance rendered at the Santa Cruz I and II Hydroelectric Plants and the Huasahuasi I and II Hydroelectric Plants by GCZ Servicios S.A.C., a related entity.

18.	Other income (expenses), net

(a)	Following is the composition of this caption:

	2014 S/.(000)	2013 S/.(000)

Other income:
Other	—	16

	—	16

Other expenses:
Provision for fair value measurement of CERs	(5)	(2)
Other	(190)	(193)

	(195)	(195)

	(195)	(179)

19.	Financial expenses

Following is the composition of this caption:

	2014 S/.(000)	2013 S/.(000) (Restated, note 3.4)
Interests on loans and financial leasings, note 10(i)	8,768	8,544
Results from derivative financial instruments	2,344	6,074
Financial expenses for loans and financial leasings	112	385
Bank charges	20	103
Other	—	90

	11,244	15,196

20.	Contingencies

In the opinion of Management and its legal advisors, there are neither any significant trials nor lawsuits pending resolution against the Company as of December 31, 2014 and 2013.

21.	Transactions in foreign currency

Operations in foreign currency are performed at free market exchange rates. As of December 31, 2014 and 2013, the weighted average exchange rates of the free market published by the Superintendence of Banking, Insurance and Private Pension Funds Administrators (SBS) for transactions in US dollars were S/.2,981 (buy) and S/.2.989 (sell) (S/.2.794 (buy) and S/.2.796 (sell), as of December 31, 2013).

As of December 31, 2014 and 2013, the Company held the following assets and liabilities in US dollars:

	2014 US$(000)	2013 US$(000)

Assets
Cash and cash equivalent	197	316
Other accounts receivable	539	539
Trade accounts receivable	162	101
Expenses contracted in advance	536	410

	1,434	1,366

Liabilities
Financial obligations	(31,384)	(33,200)
Trade accounts payable	(29)	(3)
Other accounts payable	(575)	(465)

	(31,988)	(33,668)

Net liability	(30,554)	(32,302)

During 2014, the Company has recorded a net loss for exchange difference amounting to S/.6,355,000 (S/.9,033,000 during 2013), which is presented in the “Exchange difference, net” caption of the statements of comprehensive income.

22.	Transactions with related entities

(a)	During the years 2014 and 2013, the Company performed the following transactions with related entities, which were performed under market conditions:

	2014 S/.(000)	2013 S/.(000)

Services received
GCZ Servicios S.A.C.	3,309	3,241
GCZ Fabricaciones S.A.C.	378	40

	3,687	3,281

(b)	As consequence of these and other minor transactions, the Company held the following accounts receivable and accounts payable with related entities as of December 31, 2014 and 2013:

	2014 S/.(000)	2013 S/.(000)

Accounts payable
GCZ Servicios S.A.C.(c)	5	146

	5	146

The balances of accounts receivable and accounts payable have current maturity.

(c)	As of December 31, 2013, corresponds to the additional bonus for services rendered according to the administration, operation and minor maintenance contract of the Santa Cruz I, Santa Cruz II, Huasahuasi I and Huasahuasi II Hydroelectric Plants.

23.	Financial risks management

The activities of the Company expose it to a variety of financial risks, including the effects of variations of exchange rates, credit and liquidity. The risk management program of the Company tries to minimize the potential adverse effects on its financial performance.

Management is aware of the existing market conditions and based on its knowledge and experience, controls the liquidity risk, exchange rate risk and credit risk by following the policies approved by the Board. The most important aspects in the management of these risks are the following:

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market prices. Market prices comprise three risk types: interest rate risk, exchange rate risk and commodity prices risk. In the case of the Company, the financial instruments affected by market risk include deposits and financial obligations, which are exposed to exchange rate risk and interest rate risk.

The sensitivity analysis presented in the following section relates to the position as of December 31, 2014 and 2013. The sensitivity analysis has been prepared considering that the proportion of financial instruments in foreign currency remains constant.

(i)	Interest rate risk

Interest rate risk is defined as a risk whereby a fair value, or a financial instrument’s future cash flow, fluctuates as a result of changes to interest rates in the market. The Company’s exposure to market interest rate risk relates principally to long-term financial obligations with variable interest rates.

The Company’s policy is to mainly obtain financing at fixed interest rate. The Company´s Management considers that interest rate’s risk is not significant due to the interest rates of its financing agreements are not significantly different from the market interest rates of similar financial instruments. To manage this risk, the Company entered into cross currency interest rate swaps, see note 12.

The short-term and long-term debts are agreed at fixed rates, therefore, any change in interest rates will not affect the results of the Company.

(ii)	Exchange rate risk

Exchange rate risk is the risk that the fair value or future cash flows of a financial instrument fluctuate due to changes in the exchange rates. The Company’s exposure to exchange rates is related mainly to its operating activities. To manage this risk, the Company entered into cross currency interest rate swaps, see note 12.

The following table presents the effects on income before income tax of a reasonable variation in the exchange rate, considering constant the rest of variables, described in note 21:

	Increase (decrease) in basis points	Effect on income before income tax S/.(000)
2014	+10 basis points	(9,274)
2014	-10 basis points	9,274
2013	+10 basis points	(9,146)
2013	-10 basis points	9,146

Credit risk

Credit risk is the risk that counterparty fails to meet its obligations under a financial instrument or contract, causing a loss. The Company is exposed to credit risk from its operating activities, mainly for its accounts receivable, and its financing activities, including deposits with banks and financial institutions, foreign currency transactions and other financial instruments. Management believes that the Company has no credit risk because their main customers have payment periods of 30 days on average, not having had problems meanings collections. The Company places its excess liquidity in prestigious financial institutions, provides conservative credit policies and constantly evaluates existing conditions in the market in which it operates. Accordingly, the Company does not anticipate significant losses arising from this risk.

(a)	Credit risk associated with:

(a.1)	Trade receivables

The Company assesses concentrations of credit risk related to the trade accounts receivable. The Company performs an assessment over the risk of recoverability of its accounts receivables in order to determine the appropriate allowance for doubtful accounts. The maximum exposure to credit risk at December 31, 2014, is the carrying value of each class of trade accounts receivable, see note 6. As of December 31, 2014 and 2013, 4 and 5 customers represent 72 and 75 percent of the trade accounts receivable, respectively.

Management of the Company believes that there is no significant credit risk because customers of the Company are renowned in the local market and are regulated.

(a.2)	Financial instruments and cash deposits

This risk is managed by the Administration according to corporate policies determined by its Principal, in order to minimize the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments. The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2014 and 2013 is the carrying amount of “Cash and cash equivalents”.

Liquidity risk

The Company monitors its risk of funds shortage by using a short-term and long-term projected cash flow.

The Company’s objective is to keep certain funds continuity and flexibility through an adequate quantity of committed credit sources and the ability to settle transactions, mainly those of indebtedness. The Company has sufficient credit capacity to have access to credit lines from first-level financial entities and under reasonable conditions.

The following table presents the maturities of the obligations contracted by the Company at the date of the statements of financial position and the amounts to disburse at their maturity, based on the non-discounted payments to be made:

	2014
	Less than 1 year S/.(000)	Between 1 and 3 years S/.(000)	Between 3 and 5 years S/.(000)	More than 5 years S/.(000)	Total S/.(000)
Loans and borrowings (including interest)	16,436	50,118	33,608	65,834	165,996
Trade accounts payable	304	—	—	—	304
Accounts payable to related entities	5	—	—	—	5
Other accounts payable	471	—	—	—	471

	17,216	50,118	33,608	65,834	166,776

	2013
	Less than 1 year S/.(000)	Between 1 and 3 years S/.(000)	Between 3 and 5 years S/.(000)	More than 5 years S/.(000)	Total S/.(000)
Loans and borrowings (including interest)	15,648	31,297	32,051	94,168	173,164
Trade accounts payable	52	—	—	—	52
Accounts payable to related entities	146	—	—	—	146
Other accounts payable	339	—	—	—	339

	16,185	31,297	32,051	94,168	173,701

Capital management

The Company actively manages a capital base to cover the risks inherent to its activities. The Company’s capital adequacy is monitored by using, among other measurements, the ratios established by Management.

The Company’s objectives when managing its capital is a concept broader than the “Equity” that appears in the statements of financial position and they are: (i) to safeguard the Company’s ability to keep on operating so that it continues offering returns to the shareholders in the future; and (ii) to maintain a sound capital base to support the development and growth of its activities.

As of December 31, 2014 and 2013, there have not been any changes in the activities and policies of the Company’s capital management.

The Company monitors capital using a gearing ratio, defined as the result of net debt divided by total capital plus net debt. In Management’s opinion, gearing ratios as of December 31, 2014 and 2013 are in line with the financial policies of the Company.

	2014 S/.(000)	2013 S/.(000)
Financial debt	120,392	121,337

Gross debt	120,392	121,337
Total equity	35,569	45,430

Total equity and gross debt	155,961	166,767

Gearing ratio (%)	77.19	72.76

24.	Information on fair value of financial instruments

The methodologies and assumptions used by the Company to determine the estimated market values depend on the terms and risk characteristics of the diverse financial instruments and comprise the following:

(i)	Assets whose fair value is similar to their book value. For financial assets and liabilities that are liquid or have short-term maturities (shorter than 3 months), it is deemed that their book value is similar to their fair value. This assumption is also applicable to term deposits, savings accounts without specific maturity and financial instruments at variable interest rate. These instruments are classified into Level 1 of the fair value hierarchy.

(ii)	Financial instruments at fixed rate. The fair value of financial assets and liabilities at fixed rate and amortized cost is determined by comparing market interest rates at the moment of their initial recognition with the current market interest rates related to similar financial instruments. These instruments are classified into Level 2 of the fair value hierarchy.

(iii)	Financial instruments held at fair value. The Company carries at fair value only derivative financial instruments, as explained in note 12, considered at Level 2 of the fair value hierarchy.

On the basis of the criteria described above, Management estimates that there are not significant differences between the book value and the fair value of the Company’s financial instruments as of December 31, 2014 and 2013.

Following is shown a comparison by category of carrying amounts and fair values of financial instruments of the Company presented in the financial statements:

	Book value		Fair value
	2014 S/.(000)	2013 S/.(000)	2014 S/.(000)	2013 S/.(000)

Financial liabilities

Loans and borrowings:
Fixed rate loans	120,392	121,337	140,482	139,044

Total	120,392	121,337	140,482	139,044

On the basis of the criteria described above, Management estimates that there are not significant differences between the book value and the fair value of the Company’s financial instruments as of December 31, 2014 and 2013.

25.	Subsequent events

Between January 1, 2015, and the issuance date of the present financial statements May 7, 2015, there have not been any significant subsequent events of financial-accounting nature that could affect the interpretation of the present financial statements.

26.	Additional explanation for english translation

The accompanying financial statements are presented on the basis of International Financial Reporting Standards. Certain accounting practices applied by the Company, that conform with International Financial Reporting Standards, may differ in certain respects from generally accepted accounting principles in other countries. In the event of any discrepancy, the Spanish-language version prevails.

Independent auditors’ report

To the Board of Directors and Quotaholders of

Plantas Eólicas, S.R.L.

We have audited the accompanying restated financial statements of Plantas Eólicas, S.R.L., which comprise the statements of financial position as of December 31, 2014 and 2013, and the related statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Plantas Eólicas, S.R.L. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Standards Board.

To the Board of Directors and Quotaholders of

Plantas Eólicas, S.R.L.

Restatement of financial statements

As discussed in Note 3.2, the financial statements have been restated for the correction of errors in the accounting for decommissioning provision, depreciation of property, plant and equipment and deferred income taxes. This restatement has also resulted in the disclosure of the January 1, 2013 statement of financial position. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young, S.A.

Ernst & Young, S.A.

San Jose, Costa Rica

June 13, 2015

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Statements of financial position

As of December 31, 2014 and 2013 and January 1, 2013

		December 31, 2014	December 31, 2013	January 1, 2013
(expressed in US dollars)	Notes	Restated (Note 3.2)
ASSETS

Current assets:
Cash	6	$815,424	$341,813	$131,417
Accounts receivable	7	747,502	639,071	796,488
Spare parts inventory		732,524	695,859	848,601
Prepaid expenses		67,185	71,931	70,271
Income tax prepaid		—	112,682	—

Total current assets		2,362,635	1,861,356	1,846,777

Non-current assets:
Property, plant and equipment	8	977,754	1,027,168	1,323,015
Other financial assets		11,857	14,660	11,378

Total assets		$3,352,246	$2,903,184	$3,181,170

LIABILITIES AND EQUITY

Current liabilities:
Notes and loans payable		$—	$—	$111,538
Accounts payable and accrued expenses	9	185,009	104,326	128,768
Accounts payable to related parties	10	72,280	83,545	—
Income tax payable		291,090	—	117,739

Total current liabilities		548,379	187,871	358,045

Non-current liabilities:
Deferred income tax, net	13	63,306	55,302	48,500
Decommissioning provision	12	571,448	527,563	550,236

Total liabilities		1,183,133	770,736	956,781

Equity:
Capital quotas	11	376,881	376,881	376,881
Legal reserve	11	37,504	37,504	37,504
Retained earnings		1,754,728	1,718,063	1,810,004

Total equity		2,169,113	2,132,448	2,224,389

Total liabilities and equity		$3,352,246	$2,903,184	$3,181,170

The accompanying notes are part of the financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Statements of comprehensive income

Years ended December 31, 2014 and 2013

		2014	2013
(expressed in US dollars)	Notes	Restated (Note 3.2)

Income:
Sale of electric power and capacity		$5,711,023	$4,937,268

Operating costs and expenses:
Cost of operations	14	2,259,345	2,118,961
Administrative expenses	15	1,083,887	1,146,298
Depreciation of non-financial assets	8	239,852	394,048

Total operating costs and expenses		3,583,084	3,659,307

Operating income		2,127,939	1,277,961

Other income (expenses):
Interest income		10,159	8,849
Finance costs from decommissioning provision		(58,625)	(23,412)
Other financial charges		(1,880)	(5,452)
Exchange rate differences, net		111,827	60,906
Other income (expenses), net		17,609	(10,281)

Income before income tax		2,207,029	1,308,571
Income tax	13	(720,364)	(400,512)

Total comprehensive income		$1,486,665	$908,059

The accompanying notes are part of the financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Statements of changes in equity

Years ended December 31, 2014 and 2013

		Capital cuotas	Legal reserve	Retained earnings	Total equity
(expressed in US dollars)	Notes	Restated (Note 3.2)
As of January 1, 2013		$376,881	$37,504	$1,810,004	$2,224,389
Comprehensive income		—	—	908,059	908,059
Dividends	11	—	—	(1,000,000)	(1,000,000)

As of December 31, 2013		376,881	37,504	1,718,063	2,132,448
Comprehensive income		—	—	1,486,665	1,486,665
Dividends	11	—	—	(1,450,000)	(1,450,000)

As of December 31, 2014		$376,881	$37,504	$1,754,728	$2,169,113

The accompanying notes are part of the financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Statements of cash flows

Years ended December 31, 2014 and 2013

		2014	2013
(expressed in US dollars)	Notes	Restated (Note 3.2)

Operating activities:
Income before income tax		$2,207,029	$1,308,571
Adjustments to reconcile income before income tax to cash flows from operating activities:
Depreciation expense	8	239,852	394,048
Financing cost		1,880	5,452
Loss on disposal of assets		—	7,475
Decommissioning provision		(14,740)	(46,085)
Finance costs from decommissioning provision		58,625	23,412
Interest income		(10,159)	(8,849)

		2,482,487	1,684,024
Changes in operating assets and liabilities:
Accounts receivable		(108,431)	157,417
Spare parts inventory		(36,665)	152,742
Prepaid expenses		4,746	(1,660)
Accounts payable and accrued expenses		80,683	(24,442)
Accounts payable with related parties		(11,265)	83,545
Income tax paid		$(308,588)	(624,131)

Net cash provided by operating activities		2,102,967	1,427,495

Investing activities:
Additions to property, plant and equipment	8	(190,438)	(105,676)
Other assets		2,803	(3,282)
Interest received		10,159	8,849

Net cash used in investing activities		(177,476)	(100,109)

Financing activities:
Dividends paid	11	(1,450,000)	(1,000,000)
Interest paid		(1,880)	(5,452)
Loan settlements		—	(111,538)

Net cash used in financing activities		(1,451,880)	(1,116,990)

Net increase in cash		473,611	210,396
Cash at beginning of year		341,813	131,417

Cash at end of year		$815,424	$341,813

The accompanying notes are part of the financial statements.

Plantas Eólicas, S.R.L.

(A Costa Rican Entity)

Notes to Financial Statements

December 31, 2014 and 2013

(amounts expressed in US dollars)

1. Corporate information

Plantas Eólicas, S.R.L. (“Plantas Eólicas” or “the Company”) was incorporated in accordance with the laws of the Republic of Costa Rica on November 9, 1990 for a ninety-nine-year term. Its legal address is in the city of Tilarán, Guanacaste Costa Rica. The Company is a wholly-owned subsidiary of Inversiones Eólicas de Costa Rica, S.A., which in turn is controlled by Globeleq Mesoamerica (Wind) Limited (“GME Wind”) an entity domiciled in Bermuda and Orosí’s ultimate parent is Actis Infrastructure Fund 2LP. The ultimate parent of Plantas Eólicas is Actis Infrastructure Fund 2LP.

The Company’s main activity is the generation of electricity from its 23 megawatt (MW) wind electric power generating plant located in Guanacaste, Costa Rica. All the electricity generated by the plant is sold to Instituto Costarricense de Electricidad (“ICE”).

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 20.

2. Power purchase agreement and regulations governing autonomous or parallel generation of electricity

2.1 Electric power purchase and sale agreement

On January 19, 1995 the Company entered into an electric power purchase and sale agreement (“PPA”) with the ICE for an initial 15-year period. The PPA term may be extended by mutual agreement of the parties provided that the Company requests the extension in writing from ICE at least six months prior to expiration. On September 25, 2014 the PPA between ICE and Plantas Eólicas was extended until November 28, 2020. This extension was ratified by the regulator (ARESEP) on October 15, 2014.

2.2 Law on Autonomous or Parallel Generation of Electric Power

The Company is subject to Costa Rican Law N° 7200 dated September 28, 1990, and the amendments thereto through Law N° 7508 of April 30, 1995 which define autonomous or parallel generation of electric power as energy produced by limited-capacity power plants owned by private companies or cooperatives that can be integrated into the national electric power grid.

3. Basis of preparation

3.1 Statement of compliance

The financial statements of Plantas Eólicas as of December 31, 2014 and 2013 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Company’s financial statements as of December 31, 2014 were first approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on January 8, 2015, and were subsequently approved by the Company’s quotaholders. The accompanying restated financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 20. They have also been restated for the correction of certain errors as explained in Note 3.2. The Company’s Chief Executive Officer and Chief Financial Officer approved these financial restated statements for issuance on June 13, 2015 and subsequent events have been considered through that later date.

3.2 Restatement of financial statements

During its preparation of the accompanying restated financial statements for the purpose described in Note 3.1, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company has identified the need for a decommissioning provision in the accompanying financial statements given obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Disclosure of such provision is presented in Note 12.

•	The Company has determined residual values for its wind turbines which resulted in a change in the depreciation expense.

•	The aforementioned matters have an impact on deferred income tax.

•	Certain accounting disclosures have been expanded from those previously presented.

These corrections have impacted the accompanying financial statements as follows (amounts in US dollars):

	Balance as of or for the year ended December 31, 2014 as previously reported	Retrospective adjustments	Balance as of or for the year ended December 31, 2014 as restated	Balance as of or for the year ended December 31, 2013 as previously reported	Retrospective adjustments	Balance as of or for the year ended December 31, 2013 as restated	Balance as of January 1, 2013 as previously reported	Retrospective adjustments	Balance as of January 1, 2013 as restated

Statement of financial position:
Current assets	2,362,635	—	2,362,635	1,861,356	—	1,861,356	1,846,777	—	1,846,777
Non-current assets	338,532	651,079	989,611	376,010	665,818	1,041,828	622,490	711,903	1,334,393

Total assets	2,701,167	651,079	3,352,246	2,237,366	665,818	2,903,184	2,469,267	711,903	3,181,170

Current liabilities	548,379	—	548,379	187,871	—	187,871	358,045	—	358,045
Non-current liabilities	—	634,754	634,754	—	582,865	582,865	—	598,736	598,736

Total liabilities	548,379	634,754	1,183,133	187,871	582,865	770,736	358,045	598,736	956,781

Equity	2,152,788	16,325	2,169,113	2,049,495	82,953	2,132,448	2,111,222	113,167	2,224,389

Statement of comprehensive income:
Revenues	5,711,023	—	5,711,023	4,937,268	—	4,937,268
Operating expenses	(3,445,370)	(58,624)	(3,503,994)	(3,605,285)	(23,412)	(3,628,697)

Income before income taxes	2,265,653	(58,624)	2,207,029	1,331,983	(23,412)	1,308,571
Income taxes	(712,360)	(8,004)	(720,364)	(393,710)	(6,802)	(400,512)

Comprehensive income	1,553,293	(66,628)	1,486,665	938,273	(30,214)	908,059

Statement of cash flows:
Cash flows from operating activities	2,115,826	(12,859)	2,102,967	1,468,128	(40,633)	1,427,495
Cash flows from investing activities	(192,215)	14,739	(177,476)	(146,194)	46,085	(100,109)
Cash flows from financing activities	(1,450,000)	(1,880)	(1,451,880)	(1,111,538)	(5,452)	(1,116,990)
Cash at beginning of year	341,813	—	341,813	131,417	—	131,417

Cash at end of year	815,424	—	815,424	341,813	—	341,813

3.3 Basis of valuation and presentation currency

The financial statements as of December 31, 2014 and 2013 were prepared on a historical cost basis, except for certain items that are measured in accordance with the accounting policies described in Note 4. The financial statements are expressed in US dollars (US$ or $).

3.4 Changes in accounting policies

The accounting policies adopted by the Company to prepare its financial statements as of December 31, 2014 are consistent with those used to prepare its financial statements as of December 31, 2013.

The Company adopted for the first time the following amendments to standards and interpretations, which are effective for annual periods beginning on or after January 1, 2014. These amendments and interpretations have no material impact on the Company’s financial statements as of December 31, 2014.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.

Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively.

Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21.

Recoverable Amount Disclosures for Non-Financial Assets—Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash generating units for which impairment loss has been recognized or reversed during the period.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014 and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at January 1, 2014 and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements.

4. Summary of significant accounting policies

4.1 Currency and foreign currency transactions

4.1.1 Functional and presentation currency of the financial statements

Plantas Eólicas adopted the US dollar as the functional and presentation currency since it better reflects the events and transactions performed by the Company. Adoption of the US dollar as functional currency was based on the following facts: income from energy capacity is generated in dollars, some obligations are denominated in dollars and certain operating costs and expenses are also incurred in that currency. Information related to exchange regulations and risks is included in Note 17.

Considering that the accounting records are kept in Costa Rican colons, and that the US dollar was adopted as the functional currency, assets and liabilities denominated in foreign currency were translated into the financial statements’ functional currency using the exchange rate ruling on the date of the statement of financial position. Non-monetary items measured on a historical cost basis were converted on the date of the statement of financial position using the exchange rate ruling on the original transaction date. Income and expenses are converted at the exchange rate in effect on the transaction date.

4.1.2 Transactions in foreign currency

Transactions in foreign currency, any currency other than the functional currency, are recorded at the exchange rate ruling on the transaction date. In determining its financial situation and operating results, the Company appraises and adjusts its assets and liabilities denominated in foreign currency at the exchange rate ruling on the date of this valuation and determination. Exchange differences resulting from the application of these procedures are recognized in the results of the period in which they occur.

4.2 Cash

Cash is comprised of cash on-hand and in banks. For purposes of the statement of cash flows, cash is presented net of bank overdrafts, if any.

4.3 Financial instruments

The valuation of the Company’s financial instruments is determined using the amortized cost or fair value, as defined below:

Amortized cost—The amortized cost is calculated using the effective interest method less any allowance for impairment. The calculation takes into consideration any award or discount in the acquisition and includes the transaction costs and fees which are an integral part of the effective interest rate.

Fair value—The fair value of a financial instrument negotiated in an organized financial market is determined using as reference the prices quoted in that financial market for negotiations performed as of the date of the statement of financial position. With respect to financial instruments for which there is no active financial market, the fair value is determined using valuation techniques.

These techniques include recent market transactions between interested, fully informed parties who act independently; references to the fair value of another substantially similar financial instrument; and discounted cash flows or other valuation models.

4.4 Financial assets

4.4.1 Initial recognition and measurement of financial assets

Financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

The Company initially recognizes all of its financial assets at fair value plus costs directly attributable to the transaction, except for financial assets valued at fair value through profit or loss in which these costs are not considered.

The Company recognizes the purchase or sale of financial assets on the date of each transaction, which is the date on which the Company commits to buy or sell a financial asset.

In addition to cash, the Company’s financial assets correspond to accounts receivable.

4.4.2 Subsequent measurement of financial assets

The subsequent measurement of financial assets depends on their classification as described below:

Accounts receivable

Accounts receivable are non-derivative financial assets with fixed or determined payments that are not quoted in active markets, and are initially recognized at the corresponding invoiced amounts. After initial recognition, accounts receivable are recorded by the Company at amortized cost using the effective interest rate method less the allowance for impairment. Gains or losses are recognized in results when the accounts receivable are derecognized or impaired, as well as through the amortization process.

4.4.3 Impairment of financial assets

The Company assesses on the date of the statement of financial position whether there is any objective evidence that a financial asset or group of assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the financial asset, and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows due to defaults on contracts.

Impairment of financial assets recorded at amortized cost

When the Company determines that it has incurred in an impairment loss in the value of its financial assets carried at amortized cost, it estimates the loss amount as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate; it deducts the loss from the asset’s carrying amount and recognizes such loss in the results of the year in which it occurs.

If, in a subsequent period, the amount of the loss due to impairment decreases and may be objectively related to an event subsequent to the recognition of impairment, the impairment loss is reversed.

Once the reversal is recorded, the carrying amount of the financial asset cannot exceed the original amortized amount. The amount of the reversal is recognized in the results of the year in which it occurs.

4.4.4 Derecognition of financial assets

Financial assets are derecognized by the Company when the rights to receive cash flows from the asset have expired, or when the financial asset is transferred along with its inherent risks and benefits and contractual rights to receive cash flows from the asset are surrendered, or when the Company retains the contractual rights to receive cash flows and assumes the obligation to pay them to one or more parties.

4.5 Financial liabilities

4.5.1 Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

The Company recognizes all financial liabilities initially at fair value on the date of acceptance or contracting of the liability, plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company’s financial liabilities include trade payables and accrued expenses.

4.5.2 Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Trade payables and accrued expenses

After initial recognition, trade payables and accrued expenses are subsequently measured at amortized cost using the effective interest method. The Company recognizes gains or losses in the income statement when the financial liability is derecognized as well as through the amortization process.

4.5.3 Derecognition

Financial liabilities are derecognized when the obligation has been paid, cancelled or expires. When a financial liability is replaced by another, the Company derecognizes the original and recognizes a new liability. Differences that may result from these financial liability replacements are recognized through income or loss when incurred.

4.6 Spare parts inventory

Inventories are valued at the lower of cost and net realizable value on a weighted average basis.

4.7 Property, plant and equipment

Property, plant, and equipment are stated at acquisition cost less accumulated depreciation and losses due to impairment, if any. These costs include the cost of replacing the components of plant or equipment when the cost is incurred, if it meets the requirements for recognition. Depreciation and those disbursements for repair and maintenance which do not meet the conditions for recognition as assets are recognized as expenses in the year in which they are incurred.

Depreciation is calculated on a straight-line basis over the useful life of each type of asset. The remaining value of the depreciating assets, the estimated useful life, and depreciation methods are periodically reviewed by Management and adjusted when necessary, at the end of each financial year. The estimated useful lives for productive assets is established by the Company as the difference between the date from which the assets are available for their intended use and the power purchase agreement expiration date or the assets’ own estimated useful life, whichever is shorter.

A breakdown of estimated useful lives is as follows:

Estimated useful life
Buildings and leasehold improvements	20 years
Furniture and equipment	1-10 years
Machinery and equipment (primarily wind turbines)	20 years
Vehicles	5 years

Construction and installation costs are charged to temporary accounts and subsequently transferred to the respective asset accounts once the works are completed. These works in process include all disbursements directly related to the design, development and construction of buildings and others, plus financial costs attributable to the works.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

A component of property, plant, and equipment is derecognized when it is sold or when the Company does not expect future economic benefits from its use. Any loss or gain from the disposal of the asset, calculated as the difference between the net carrying amount and the sales proceeds, is recognized in income in the year in which it occurs.

4.8 Impairment of non-financial assets

The Company assesses the carrying amounts of its non-current assets at each reporting date to determine reductions in value when events or circumstances indicate that recorded values may not be recovered. If any such indication exists, and the carrying amount exceeds the recoverable amount, the Company measures the assets or cash-generating units at their recoverable amounts, defined as the greater of fair value less selling costs or value in use. Resulting adjustments are recorded in the results of the year in which they are determined.

4.9 Revenue recognition

Plantas Eólicas measures its revenue from ordinary activities using the fair value of the benefit received or to be received, derived from revenue.

4.9.1 Revenue from energy sales

Revenue from energy sales is recognized in the period in which energy is delivered to ICE. Revenue from the electricity generating capacity is recognized in the period in which such capacity is made available to ICE. No revenue is recognized if there are significant uncertainties regarding recovery of the amount due and associated costs.

4.9.2 Interest income from financial instruments

Revenue arising from financial instruments is recognized in relation to the passage of time, calculated over the average monthly balances for the invested principal, applying the effective interest method.

4.10 Taxes

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

4.10.1 Current income tax

The Company calculates income tax by applying adjustments from certain items, affected by or subject to income tax, in conformity with current tax regulations. Current tax, corresponding to present and prior periods, is recognized by the Company as a liability to the extent that it is not settled. If the amount already paid, which corresponds to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

4.10.2 Deferred income tax

Deferred income tax is determined by applying the liability method to all temporary differences existing between the asset, liability, and net equity tax base and the amounts recorded for financial purposes as of the date of the statement of financial position. The deferred income tax is calculated using the tax rate expected to apply to the period when the asset is realized or the liability is settled. Deferred tax assets are recognized only when there is reasonable probability of their realization.

The carrying amount of deferred income tax assets is reviewed on the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Likewise, on the closing date of each financial period, the Company reassesses the unrecognized deferred tax assets to the extent that it is probable that future taxable income will allow the deferred tax assets to be recovered.

4.10.3 Sales tax

Revenue from sales is recorded by the Company at amounts net of sales tax, and a liability is recognized in the statement of financial position for the related sales tax amount. The acquisition of assets and expenses are recorded by the Company for amounts net of sales tax if these taxes are credited in favor of the Company by the tax authorities, recognizing the accumulated amount receivable in the statement of financial position.

When the sales tax is not credited, the Company includes the tax as part of the expense or the asset, as appropriate.

4.11 Operating leases

The Company holds certain productive assets under lease agreements with third parties. Leases in which the Company, as lessee, does not substantially retain all risks and benefits incidental to asset ownership are considered operating leases. Payments on these leases, according to rates established in the respective contracts, are recognized as expenses over the lease term.

4.12 Significant accounting estimates and assumptions

Financial statement preparation requires Management to make judgments, estimates and assumptions affecting reported amounts of revenue, expenses, assets and liabilities, and to disclose contingent liabilities as of the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that require an adjustment to the carrying amount of the asset or liability affected in future periods.

5. Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, as of December 31, 2014 are disclosed below. The Company intends to adopt these standards, if applicable to its activities, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. IFRS 14 is effective for annual periods beginning on or after January 1, 2016.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Annual improvements from the 2010-2012 and 2011-2013 Cycles

The following list of improvements to standards is effective from July 1, 2014:

•	IFRS 2 Share-based Payment. This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions.

•

IFRS 3 Business Combinations.    The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

•

IFRS 3 Business Combinations.    The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that: a) joint arrangements, not just joint ventures, are outside the scope of IFRS 3; and b) this scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

•

IFRS 8 Operating Segments.    The amendments are applied retrospectively and clarifies that: a) an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”; and b) the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

•

IFRS 13 Fair Value Measurement.    The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

•

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets.    The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. IAS 24 Related Party Disclosures.

•

IAS 24 Related Party Disclosures.    The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

•

IAS 40 Investment Property.    The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination.

The Company has not yet evaluated the impact that the aforementioned new accounting standards will have on its financial statements.

6. Cash

	2014	2013

Cash in banks and on hand:
Banks	$814,500	$340,813
Petty cash	924	1,000

	$815,424	$341,813

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks. As of December 31, 2014 and 2013, there were no restrictions on the use of cash balances.

7. Accounts receivable

	2014	2013
Instituto Costarricense de Electricidad (ICE)	$668,459	$575,836
Advance payments to suppliers	78,916	45,491
Others	127	17,744

	$747,502	$639,071

The outstanding balances due from ICE correspond to trade receivables for the sale of electric power. Terms of these accounts receivable extend to 30 days from the corresponding invoice issue dates; are not subject to early-payment discounts, and do not generate interest except for late charges.

As of December 31, 2014 and 2013, receivable balances were not past due. Based on the collection analysis performed by Management, it has been determined that no impairment existed as of those dates.

8. Property, plant and equipment

	Land	Buildings	Machinery and equipment	Furniture and equipment	Vehicles	Work in process	Total

Cost:
As of December 31, 2012	$206,697	$323,586	$9,502,442	$130,431	$228,632	$16,184	$10,407,972
Additions	—	21,206	58,153	26,317	—	—	105,676
Reclassification	—	16,184	—	—	—	(16,184)	—
Retirements	—	—	(1,566,462)	(17,463)	—	—	(1,583,925)

As of December 31, 2013	206,697	360,976	7,994,133	139,285	228,632	—	8,929,723
Additions	—	1,865	131,088	20,449	37,036	—	190,438
Retirements	—	—	(3,010)	(8,390)	(30,000)	—	(41,400)

As of December 31, 2014	$206,697	$362,841	$8,122,211	$151,344	$235,668	$—	$9,078,761

Accumulated depreciation:
As of December 31, 2012	$—	$299,708	$8,441,471	$115,146	$228,632	$—	$9,084,957
Depreciation	—	31,162	339,150	23,736	—	—	394,048
Retirements	—	—	(1,559,087)	(17,363)	—	—	(1,576,450)

As of December 31, 2013	—	330,870	7,221,534	121,519	228,632	—	7,902,555
Depreciation	—	30,154	188,803	19,044	1,851	—	239,852
Retirements	—	—	(3,010)	(8,390)	(30,000)	—	(41,400)

As of December 31, 2014	$—	$361,024	$7,407,327	$132,173	$200,483	$—	$8,101,007

Carrying amounts:
As of December 31, 2012	$206,697	$23,878	$1,060,971	$15,285	$—	$16,184	$1,323,015

As of December 31, 2013	$206,697	$30,106	$772,599	$17,766	$—	$—	$1,027,168

As of December 31, 2014	$206,697	$1,817	$714,884	$19,171	$35,185	$—	$977,754

The Company has recognized a decommissioning provision related to its wind farm as described in Note 12.

9. Accounts payable and accrued expenses

	2014	2013
Sales taxes	$87,704	$44,781
Commercial vendors	80,196	44,999
Land rents payable	15,656	14,546
Others	1,453	—

	$185,009	$104,326

Accounts payable and accrued expenses are interest free, are not subject to any discount for early payment, do not generate late charges, and their maturity terms are generally less than one year.

10. Balances and transactions with related parties

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of Globeleq Mesoamerica Energy (Wind) Limited. A breakdown of these balances and the respective terms and conditions is as follows:

	2014	2013
CR Operaciones y Mantenimiento, S.A.	$72,280	$83,545

The maturity term for the balance payable extends up to 30 days from the corresponding invoices’ issue dates, and is not subject to interest or discounts for early-payment.

Transactions performed with related parties are summarized below:

	2014	2013

Plant operation expenses (Note 14 and 15):
CR Operaciones y Mantenimiento, S.A.	$1,025,367	$1,048,160

Administrative expenses:
TCR Holdings, S.A.	$840,000	$840,000

Plant operation expenses correspond to billings from the related party which operates and provides maintenance to the plant. Administrative expenses correspond to payments for accounting, financial, logistical, market, human resources, IT and engineering services.

Compensation to key management personnel:

The Company does not directly incur in compensation for key personnel because TCR Holdings, S.A. provides those management services, however the allocation of key personnel compensation at TCR Holdings, S.A. that is attributable to the Company amounts to US$47,666 for 2014 (2013: US $20,259).

11. Equity

Capital quotas

As of December 31, 2014 and 2013 the Company’s capital consists of 1,922,037 subscribed and paid quotas with a par value of ¢100 each, equivalent to a total of US$376,881.

Legal reserve

In accordance with Costa Rican legislation, all corporations must record a legal reserve equal to 5% of the net income for the year until reaching 10% of the common share capital.

Dividends

On June 2014 the Company declared dividends in cash for US$1,450,000, equivalent to US$0.75 per quota (2013: US$1,000,000 equivalent to US$0.52 per quota).

12. Decommissioning provision

The Company has recognized a provision for decommissioning obligations associated with its wind farm. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the site and the expected timing of those costs. Plantas Eólicas estimates that the decommissioning costs would be realized in 6 years’ time upon the expiration of the PPA. The Company calculates the provision using the discounted cash flow method based on the following assumptions: a) current estimated range of cost per wind turbine, and b) discount rate.

The rollforward of the decommissioning provision is as follows:

	2014	2013
Balance at beginning of year	$527,563	$550,236
Unwinding of discount and changes in the discount rate	43,885	(22,673)

Balance at year end	$571,448	$527,563

13. Income tax

Plantas Eólicas is subject to income tax, therefore tax returns are prepared and filed with the corresponding tax authorities. The income tax rate in effect for the fiscal years ending December 31, 2014 and 2013 was 30%.

A breakdown of the income tax components presented in the statement of comprehensive income is provided below:

	2014	2013
Current income	$712,360	$393,710
Recognition and reversal of temporary differences	8,004	6,802

	$720,364	$400,512

The current income tax calculation is presented in the reconciliation below:

	2014	2013
Income before tax	$2,207,029	$1,308,571
Add—non-deductible expenses	139,732	14,862
Deduct—non-taxable income	(457)	(16,890)
Differences in exchange rates between the financial and tax basis	54,910	28,498

Taxable income	$2,401,214	$1,335,041

Current income tax at effective rate of 30% in 2014 (2013: 30%)	$720,364	$400,512

The components of the deferred tax assets and liabilities are presented below:

	Statement of financial position		Statement of comprehensive income
	2014	2013	2014	2013

Deferred tax asset:
Decommissioning provision	$171,435	$158,269	$13,166	$(6,802)

Deferred tax liability:
Property, plant and equipment	(234,741)	(213,571)	(21,170)	—

	$(63,306)	$(55,302)	$(8,004)	$(6,802)

14. Cost of operations

	2014	2013
Plant operation expenses	$868,316	$889,223
Materials and supplies	437,088	468,541
Insurance	219,028	214,358
Leasing of land and equipment (Note 16)	166,206	143,036
Plant maintenance	149,352	63,252
Professional services	62,533	80,521
Public utilities	41,805	104,747
Crane maintenance	50,509	34,370
Taxes other than income tax	99,851	32,050
Vehicles	38,064	30,031
Donations	29,000	17,853
Travel	16,979	16,155
Other	80,614	24,824

	$2,259,345	$2,118,961

Most of the plant operation expenses derive from the services rendered by CR Operaciones y Mantenimiento, S.A. (Note 10).

15. Administrative expenses

	2014	2013
Professional services	$890,815	$925,994
Plant operation expenses	157,051	160,832
Materials and supplies	18,370	52,060
Travel	3,071	2,922
Other	14,580	4,490

	$1,083,887	$1,146,298

Most of the plant operation expenses derive from the services provided by TCR Holdings, S.A. (Note 10).

16. Operating leases—Company as lessee

Plantas Eólicas has entered into operating leases of lands. These contracts are for an initial period of 35 years. These lease agreements expire in 2035. Quarterly payments are determined as three percent of income generated from wind energy; therefore, future payments on these agreements cannot be precisely estimated by the Company.

The lease expense incurred by the Company in 2014 amounted to US$166,206 (2013: $143,036) (Note 14).

17. Financial risk management objectives and policies

The Company’s main financial instruments are cash, accounts receivable, accounts payable and accrued expenses. The main purpose of these financial instruments is to manage cash flows and raise financing for the Company’s capital needs.

Plantas Eólicas is exposed to market, credit, and liquidity risks. The Company’s senior Management oversees the management of these risks.

17.1 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The relevant market risk affecting the Company’s financial statements is the foreign currency risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Plantas Eólicas’ exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s presentation currency).

The Costa Rican colon is the main foreign currency used by the Company in its transactions. The Costa Rican Central Bank is the entity responsible for managing the national banking system and regulating the Costa Rican colon’s parity to other currencies. Sell and buy rates are established by authorized financial institutions, according to market supply and demand. As of December 31, 2014, sell and buy rates for US dollars were ¢545.53 and ¢533.31, respectively (2013: ¢507.80 and ¢495.01).

The following table summarizes assets and liabilities denominated in foreign currencies and expressed in US dollars:

	2014	2013

Assets:
Cash	$469,213	$108,801
Accounts receivable	126	2,150
Prepaid expenses	1,546	2,471
Other financial assets	11,857	14,660
Income tax prepaid	—	112,682

	482,742	240,764

Liabilities:
Accounts payable	(39,760)	(12,100)
Accounts payable with related parties	(72,280)	(83,545)
Accrued expenses	(87,704)	(44,781)
Income tax payable	(291,090)	—

	(490,834)	(140,426)

Net exposure to foreign currency	$(8,092)	$100,338

Sensitivity analysis:

The effect of an exchange rate variation of in a range of +8% / -8% (+1 / -1 % in 2013) on the monetary assets and liabilities as of December 31, 2014 and 2013, assuming that the remaining variables are held constant, would impact the period results by US$648 (2013: US$1,272).

17.2 Credit risk

Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Plantas Eolicas’ sole customer is ICE. Under the Power Purchase Agreement, credit terms are 30 days, and receivable balances with ICE are current as of December 31, 2014 and 2013. An impairment analysis is performed at each reporting date on an individual basis for major customers; however an impairment allowance has not been recognized as customers’ balances are not past due.

With regards to credit risk on other financial assets, the maximum exposure to this risk is represented by the balances recorded for each financial asset. Exposure to credit risk is monitored constantly in accordance with the debtors’ payment behavior.

17.3 Liquidity risk

The Company monitors its liquidity on a daily basis, maintaining greater liquid assets than liquid liabilities, considering the maturity of its financial assets. It performs cash flow projections on a periodic basis in order to timely detect potential cash shortages or excesses to support its operations.

The Company’s financial liabilities, based on contractual terms, mature within six months from the date of the statement of financial position.

18. Capital management

The Company’s main objective on capital management is to ensure that it maintains a solid credit ratio and healthy financial capital ratios to support its business and maximize profits. The Company manages its capital structure and timely requests quotaholders for any adjustment to this capital considering the economic environment in which the Company operates. To maintain or adjust its capital structure, it may request quotaholders for variations to dividends and capital returns previously agreed on, as well as for increases in capital contributions if necessary. These policies had no significant changes in 2014 and 2013.

19. Fair value of financial instruments

As indicated in Note 17, the Company’s main financial instruments are comprised of cash, accounts receivable, accounts payable and accrued expenses. Management believes that the carrying amounts of cash, accounts receivable, and accounts payable approach their fair market value due to their short-term nature.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of its financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: Techniques that use inputs different from quoted prices that are observable for the asset or liability, whether directly or indirectly.

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

As of December 31, 2014 and 2013 the Company did not have financial instruments measured at fair value, thus the classification in levels of said instruments is not presented in these financial statements.

20. Subsequent events

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The SPA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Energía Eólica de Honduras, S.A.

We have audited the accompanying restated financial statements of Energía Eólica de Honduras, S.A., which comprise the statements of financial position as of December 31, 2014 and 2013, and the related statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Energía Eólica de Honduras, S.A. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

To the Board of Directors and Shareholders of

Energía Eólica de Honduras, S.A.

Restatement of financial statements

As discussed in Note 3.2, the financial statements have been restated for the correction of errors in the accounting for decommissioning and restoration provisions, depreciation of property, plant and equipment, deferred income taxes and the classification of the restricted cash. This restatement has also resulted in the disclosure of the January 1, 2013 statement of financial position. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young, S.A.

Ernst & Young, S.A.

San Jose, Costa Rica

June 13, 2015

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Statements of Financial Position

As of December 31, 2014 and 2013, and January 1, 2013

(expressed in US dollars)

	Notes	December 31, 2014	December 31, 2013	January 1, 2013
			Restated (Note 3.2)

ASSETS
Current assets:
Cash	6	$4,468,345	$3,135,050	$2,773,027
Restricted cash	6	15,197,262	14,944,204	28,572,623
Accounts receivable	7	12,396,177	5,878,148	4,648,682
Spare parts inventory		3,030,477	2,273,008	2,312,326
Prepaid expenses and other current assets		235,671	493,743	1,330,112

Total current assets		35,327,932	26,724,153	39,636,770

Non-current assets:
Restricted cash	6	18,171,075	18,188,292	21,517,835
Accounts receivable	7	2,430,661	3,107,508	3,884,401
Intangible assets	8	13,389,592	10,532,819	11,125,370
Property, plant and equipment	9	228,513,010	194,561,410	195,776,959
Deferred financing costs	10	—	1,277,712	—
Deferred income tax, net	18	182,916	317	15,953
Derivative financial instruments	13	826,034	2,118,788	787,456
Other financial assets		13,798	14,967	20,153

Total assets		$298,855,018	$256,525,966	$272,764,897

LIABILITIES AND EQUITY
Current liabilities:
Notes and loans payable	10	$10,303,543	$8,481,330	$8,926,318
Accrued interest payable	10	5,987,891	5,377,002	5,639,250
Accounts payable and accrued expenses	11	9,254,830	655,260	2,133,343

Total current liabilities		25,546,264	14,513,592	16,698,911

Non-current liabilities:
Long-term notes and loans payable	10	206,686,501	183,099,772	191,710,019
Derivative financial instruments	13	4,536,571	5,093,068	6,556,345
Decommissioning and restoration provisions	14	792,588	467,971	558,908

Total liabilities		237,561,924	203,174,403	215,524,183

Equity:
Share capital	15	48,000,856	48,000,856	38,512,248
Contributed capital	15	2,465,909	—	17,902,664
Legal reserve	15	679,873	248,692	—
Other equity components	15	(3,548,591)	(3,412,977)	(5,421,411)
Retained earnings		13,695,047	8,514,992	6,247,213

Total equity		61,293,094	53,351,563	57,240,714

Total liabilities and equity		$298,855,018	$256,525,966	$272,764,897

The accompanying notes are part of the financial statements.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Statements of Comprehensive Income

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		2014	2013
		Restated (Note 3.2)
	Notes
Income:
Sale of electric power and capacity		$48,159,766	$40,057,315
Net revenue from availability, liquidated damages		—	302,738

Total income		48,159,766	40,360,053

Operating costs and expenses:
Cost of operations	16	6,845,413	6,023,452
General and administrative	17	405,821	482,973
Depreciation and amortization of non-financial assets	8-9	10,964,769	10,645,813

Total operating costs and expenses		18,216,003	17,152,238

Operating income		29,943,763	23,207,815

Other income (expenses):
Interest income		62,913	40,900
Finance costs from loans and notes payable		(15,975,471)	(15,791,655)
Finance costs from decommissioning provisions		(42,262)	(42,142)
Change in fair value of derivative financial instruments		(678,689)	686,306
Exchange rate differences		(265,641)	19,541
Other income, net		271,509	292,559

Total other income (expenses)		(16,627,641)	(14,794,491)

Income before income tax		13,316,122	8,413,324
Income tax	18	164,681	(15,636)

Net income		13,480,803	8,397,688

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Net movement on cash flow hedge	13	(153,532)	2,008,434
Income tax effect	18	17,918	—

Other comprehensive income, net of income tax		(135,614)	2,008,434

Total comprehensive income		$13,345,189	$10,406,122

The accompanying notes are part of the financial statements.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Statements of Changes in Equity

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		Share capital	Contributed capital	Legal reserve	Hedging reserve	Retained earnings	Total equity
	Notes					Restated (Note 3.2)
As of January 1, 2013		$38,512,248	$17,902,664	$—	$(5,421,411)	$6,247,213	$57,240,714
Net income		—	—	—	—	8,397,688	8,397,688
Other comprehensive income	13	—	—	—	2,008,434	—	2,008,434

Total comprehensive income		—	—	—	2,008,434	8,397,688	10,406,122

Capital contributed	15	—	11,242,824	—	—	—	11,242,824
Capital withdrawn		—	(27,926,846)	—	—	—	(27,926,846)
Share capital	15	9,488,608	(1,218,642)	—	—	—	8,269,966
Legal reserve	15	—	—	248,692	—	(248,692)	—
Dividends	15	—	—	—	—	(5,881,217)	(5,881,217)

As of December 31, 2013		48,000,856	—	248,692	(3,412,977)	8,514,992	53,351,563
Net income		—	—	—	—	13,480,803	13,480,803
Other comprehensive income	13	—	—	—	(135,614)	—	(135,614)

Total comprehensive income		—	—	—	(135,614)	13,480,803	13,345,189

Capital contributed	15	—	6,392,546	—	—	—	6,392,546
Capital withdrawn	15	—	(3,926,637)	—	—	—	(3,926,637)
Legal reserve	15	—	—	431,181	—	(431,181)	—
Dividends	15	—	—	—	—	(7,869,567)	(7,869,567)

As of December 31, 2014		$48,000,856	$2,465,909	$679,873	$(3,548,591)	$13,695,047	$61,293,094

The accompanying notes are part of the financial statements.

Energía Eólica de Honduras, S.A.

(A Honduran Entity)

Statements of Cash Flows

Years ended December 31, 2014 and 2013

(expressed in US dollars)
		2014	2013
		Restated (Note 3.2)

	Notes

Operating activities:
Income before income tax		$13,316,122	$8,413,324
Adjustments to reconcile income before income tax to cash flows from operating activities:
Interest income		(62,913)	(40,900)
Finance costs from loans and notes payable		15,975,471	15,791,655
Finance costs from provisions		42,462	42,142
Decommissioning and environmental provisions		(510,405)	(135,158)
Change in fair value of derivative financial instruments		678,689	(686,306)
Depreciation expense	9	10,460,187	10,041,997
Amortization expense	8	504,581	603,815
(Gain) loss on disposal of property, plant and equipment		(8,508)	5,795

		40,395,686	34,036,364

Changes in operating assets and liabilities:
Accounts receivable		(5,841,182)	(452,573)
Spare parts inventory		(757,469)	39,318
Prepaid expenses		258,072	836,369
Other assets		1,170	5,186
Accounts payable and accrued expenses		9,392,127	(1,478,083)

Net cash provided by operating activities		43,448,404	32,986,581

Investing activities:
Additions to property, plant and equipment	9	(44,415,810)	(8,832,243)
Additions to intangible assets	8	(3,361,354)	(11,264)
Proceeds from sale of property, plant and equipment		12,532	—
Interest received		62,913	40,900

Net cash used in investing activities		(47,701,719)	(8,802,607)

Financing activities:
(Increase) decrease in restricted cash accounts designated for financing activities		(235,841)	16,957,962
New loans		36,773,582	—
Loan settlements		(8,074,213)	(9,229,016)
Finance costs paid		(17,473,260)	(17,257,703)
Dividends	15	(7,869,567)	(5,881,217)
Contributed capital		6,392,546	19,512,790
Capital withdrawn		(3,926,637)	(27,926,846)

Net cash provided by (used in) financing activities		5,586,610	(23,824,030)

Net increase in cash		1,333,295	359,944
Cash at beginning of year		3,135,050	2,775,106

Cash at end of year		$4,468,345	$3,135,050

The accompanying notes are part of the financial statements.

Energía Eólica de Honduras, S.A. (A Honduran Entity)

Notes to Financial Statements

December 31, 2014 and 2013

(amounts expressed in US dollars)

1.	Corporate information

Energía Eólica de Honduras, S.A. (“Energía Eólica” or “the Company”) was organized as a corporation on June 10, 2005 under the laws of the Republic of Honduras, where the Company is domiciled. As of December 31, 2014 the Company is a 99.9% subsidiary of Globeleq Mesoamerica Energy (Wind) Limited (“GME Wind”), a company incorporated in Bermuda, and Energía Eólica’s ultimate parent company is Actis Infrastructure Fund 2LP.

The Company’s main activity is the operation of a 126 megawatt wind park called “Cerro de Hula” and the sale of energy to the Honduran National Electric Energy Company (ENEE) through the power purchase agreement signed between the parties. Energy sales began in October 2011. This activity is regulated by Honduras electricity law No. 158-94 of November 1994 (Honduran Law—Electricity Sub-sector).

On October 1, 2008 Energía Eólica entered into a 20-year power purchase agreement (“PPA”) with the Honduran National Electric Energy Company (“ENEE”) to operate a 102 megawatt wind park (“Cerro de Hula Project” or “the Project”). The Company was granted the “commercial operation” status (as defined in the PPA) by ENEE on December 21, 2011. On December 20, 2012, the PPA was amended to contemplate that: a) the Company would increase the wind park’s capacity by 24 megawatts to reach a total of 126 megawatts, and b) the PPA’s term would increase from 20 to 25 years starting on December 21, 2011 and ending on December 2036. Construction of the 24 megawatt expansion (“the Project Expansion”) began on November 22, 2013. Acceptance of compliance by ENEE with the Project Expansion’s technical requirements was granted on November 13, 2014. The Project Expansion started generating power in November 2014.

The Project was registered as a Clean Development Mechanism (CDM) Project under the United Nations Framework Convention on Climate Change on April 24, 2012 and for a 10 years crediting period, from April 24 2012 through April 23 2022. The Project is therefore eligible to issue Certified Emission Reductions (CERs) starting on April 24, 2012.

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 23.

2.	Regulations governing autonomous private or parallel generation of electricity

As per Honduran regulation, either public, private, or mixed companies subject to Law No. 158-94 of November 1994 will have the following options to sell the electricity produced: a) sell directly to a large consumer or distributing company; in these cases they must build the lines necessary to do so; and b) sell their electricity to ENEE. In the latter case, if the sale is by initiative of a private or mixed entity, ENEE will guarantee the purchase of the production if it is sold at a price equal to or less than the short-term marginal cost. If the sale/purchase is promoted by ENEE, the rate will be that resulting from the corresponding tender and the terms of the contract. The purchase of Energía Eólica’s energy is promoted by ENEE.

3.	Basis of preparation of the financial statements

3.1	Statement of compliance

The Company’s financial statements as of December 31, 2014 and 2013 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Company’s financial statements as of December 31, 2014 were first approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on January 8, 2015, and were subsequently approved by the Company’s shareholders. The accompanying restated financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 23. They have also been restated for the correction of certain errors as explained in Note 3.2. The Company’s Chief Executive Officer and Chief Financial Officer approved these financial restated statements for issuance on June 13, 2015 and subsequent events have been considered through that later date.

3.2	Restatement of financial statements

During its preparation of the accompanying restated financial statements for the purpose described in Note 3.1, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company previously accounted for restricted cash as a component of cash in its statement of cash flows. It has corrected that classification to now exclude those amounts. The Company also modified the current versus non-current classification of restricted cash to correspond with contractual terms.

•

The Company has identified the need for a decommissioning and restoration provisions in the accompanying financial statements given obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Disclosure of such provisions are presented in Note 14.

•	The Company has determined residual values for its wind turbines which resulted in a change in the depreciation expense.

•	The aforementioned matters have an impact on deferred income tax.

•	Certain accounting disclosures have been expanded from those previously presented.

These corrections have impacted the accompanying financial statements as follows (amounts in US dollars):

	Balance as of or for the year ended December 31, 2014 as previously reported	Retrospective adjustments	Balance as of or for the year ended December 31, 2014 as restated	Balance as of or for the year ended December 31, 2013 as previously reported	Retrospective adjustments	Balance as of or for the year ended December 31, 2013 as restated	Balance as of January 1, 2013 as previously reported	Retrospective adjustments	Balance as of January 1, 2013 as restated
Statement of financial position:
Current assets	53,499,007	(18,171,075)	35,327,932	44,912,445	(18,188,292)	26,724,153	61,154,605	(21,517,835)	39,636,770
Non-current assets	243,673,148	19,853,938	263,527,086	210,666,777	19,135,036	229,801,813	210,763,537	22,364,590	233,128,127

Total assets	297,172,155	1,682,863	298,855,018	255,579,222	946,744	256,525,966	271,918,142	846,755	272,764,897

Current liabilities	25,521,153	25,111	25,546,264	14,513,592	—	14,513,592	16,698,911	—	16,698,911
Non-current liabilities	211,338,658	677,002	212,015,660	188,359,492	301,319	188,660,811	198,344,513	480,759	198,825,272

Total liabilities	236,859,811	702,113	237,561,924	202,873,084	301,319	203,174,403	215,043,424	480,759	215,524,183

Equity	60,312,344	980,750	61,293,094	52,706,138	645,425	53,351,563	56,874,718	365,996	57,240,714

Statement of comprehensive income:
Revenues	48,138,011	21,755	48,159,766	40,432,360	(72,307)	40,360,053
Operating expenses	35,025,681	(182,037)	34,843,644	32,225,598	(278,869)	31,946,729

Income before income taxes	13,112,330	203,792	13,316,122	8,206,762	206,562	8,413,324
Income taxes	33,148	131,533	164,681	(88,503)	72,867	(15,636)

Net income	13,145,478	335,325	13,480,803	8,118,259	279,429	8,397,688

Statement of cash flows:
Cash flows from operating activities	43,080,739	367,665	43,448,404	31,804,781	1,181,800	32,986,581
Cash flows from investing activities	(47,334,054)	(367,665)	(47,701,719)	(8,896,440)	93,833	(8,802,607)
Cash flows from financing activities	5,822,451	(235,841)	5,586,610	(39,504,280)	15,680,250	(23,824,030)
Cash at beginning of year	36,267,546	(33,132,496)	3,135,050	52,863,485	(50,088,379)	2,775,106

Cash at end of year	37,836,682	(33,368,337)	4,468,345	36,267,546	(33,132,496)	3,135,050

3.3	Basis of valuation and presentation currency

The financial statements as of December 31, 2014 and 2013 were prepared on a historical cost basis, except for certain items that are measured in accordance with the accounting policies described in Note 4. The financial statements are expressed in US dollars (US$ or $).

3.4	Changes in accounting policies

The accounting policies adopted by the Company to prepare its financial statements as of December 31, 2014 are consistent with those used to prepare its financial statements as of December 31, 2013.

The Company adopted for the first time the following amendments to standards and interpretations, which are effective for annual periods beginning on or after January 1, 2014. These amendments and interpretations had no material impact on the Company’s financial statements as of December 31, 2014.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.

Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively.

Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21.

Recoverable Amount Disclosures for Non-Financial Assets—Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash generating units for which impairment loss has been recognized or reversed during the period.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014 and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements.

4.	Summary of significant accounting policies

4.1	Currency and foreign currency transactions

4.1.1 Functional and presentation currency of the financial statements

The Company adopted the US dollar (US$ or $) as the functional and presentation currency since it better reflects the events and transactions performed by the Company. Adoption of the US dollar as functional currency was based on the following facts: income from energy sales is generated in dollars, debt obligations are denominated in dollars, capital contributions are made in dollars, and certain operating costs and expenses are also incurred in that currency. Information relating to exchange regulations and rates is included in Note 20.

Considering that the Company’s accounting records are kept in Honduran lempiras, and that the US dollar was adopted as the functional currency, assets and liabilities denominated in foreign currency were translated into the financial statements’ functional currency using the exchange rate ruling on the date of the statement of financial position. Non-monetary items measured on a historical cost basis were converted on the date of the statement of financial position using the exchange rate ruling on the original transaction date. Income and expenses are converted at the exchange rate in effect on the transaction date.

4.1.2 Transactions in foreign currency

Transactions in foreign currency, any currency other than the functional currency, are recorded at the exchange rate ruling on the transaction date. In determining its financial situation and operating results, the Company appraises and adjusts its assets and liabilities denominated in foreign currency at the exchange rate ruling on the date of this valuation and determination. Exchange rate differences resulting from the application of these procedures are recognized in the results of the period in which they occur.

4.2	Cash

Cash is comprised of cash on-hand and in banks.

4.3	Restricted Cash

Restricted bank account balances are not considered either unrestricted cash balances or cash equivalent balances for the purpose of the statement of cash flows. They are presented in the accompanying statements of financial position as “restricted cash”, and are presented as current or non-current assets given management’s expectation that they will be withdrawn for their defined purposes within the coming twelve-month period or otherwise. Net changes in such restricted cash balances are classified as a financing activity in the statement of cash flows based on the requirement for them under the debt agreements.

4.4	Financial instruments

The valuation of the Company’s financial instruments is determined using the fair value or amortized cost, as defined below:

Fair value—The fair value of a financial instrument negotiated in an organized financial market is determined using as reference the prices quoted in that financial market for negotiations performed as of the date of the statement of financial position. With respect to financial instruments for which there is no active financial market, the fair value is determined using valuation and other techniques.

Amortized cost—The amortized cost is calculated using the effective interest method less any allowance for impairment. The calculation takes into consideration any award or discount in the acquisition and includes the transaction costs and fees which are an integral part of the effective interest rate.

These techniques include recent market transactions between interested, fully informed parties who act independently; references to the fair value of another substantially similar financial instrument; and discounted cash flows or other valuation methods.

4.5	Financial assets

4.5.1 Initial recognition and measurement of financial assets

Financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. The Company only has accounts receivable and derivative financial instruments, which are described in Note 4.7.

The Company initially recognizes all of its financial assets at fair value plus costs directly attributable to the transaction, except for financial assets valued at fair value through profit or loss in which these costs are not considered.

The Company recognizes the purchase or sale of financial assets on the date of each transaction, which is the date on which the Company commits to buy or sell a financial asset.

4.5.2 Subsequent measurement of accounts receivable

Accounts receivable are non-derivative financial assets with fixed or determined payments that are not quoted in active markets, and are initially recognized at the corresponding invoiced amounts. After initial recognition, accounts receivable are recorded by the Company at amortized cost using the effective interest rate method less the allowance for impairment. Gains or losses are recognized in results when the accounts receivable are derecognized or impaired, as well as through the amortization process.

4.5.3 Impairment of financial assets

The Company assesses on the date of the statement of financial position whether there is any objective evidence that a financial asset or group of assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the financial asset, and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows due to defaults on contracts.

Impairment of financial assets recorded at amortized cost

When the Company determines that it has incurred in an impairment loss in the value of its financial assets carried at amortized cost, it estimates the loss amount as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate; it deducts the loss from the asset’s carrying amount and recognizes such loss in the results of the year in which it occurs. If, in a subsequent period, the amount of the loss due to impairment decreases and may be objectively related to an event subsequent to the recognition of impairment, the impairment loss is reversed. Once the reversal is recorded, the carrying amount of the financial asset cannot exceed the original amortized amount. The amount of the reversal is recognized in the results of the year in which it occurs.

4.5.4 Derecognition of financial assets

Financial assets are derecognized by the Company when the rights to receive cash flows from the asset have expired, or when the financial asset is transferred along with its inherent risks and benefits and contractual rights to receive cash flows from the asset are surrendered, or when the Company retains the contractual rights to receive cash flows and assumes the obligation to pay them to one or more parties.

4.6	Financial liabilities

4.6.1 Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. Energía Eólica recognizes all financial liabilities initially at fair value on the date of acceptance or contracting of the liability, plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company’s financial liabilities include notes and accounts payable, accrued expenses and derivative financial instruments (Note 4.7).

4.6.2 Subsequent measurement of notes and accounts payable, and accrued expenses

After initial recognition, these financial instruments are subsequently measured at amortized cost using the effective interest method. The Company recognizes gains or losses in the statement of comprehensive income when the financial liability is derecognized as well as through the amortization process.

4.6.3 Derecognition

Financial liabilities are derecognized when the obligation has been paid, cancelled or expires. When a financial liability is replaced by another, the Company derecognizes the original and recognizes a new liability. Differences that may result from these financial liability replacements are recognized through profit or loss when incurred.

4.7	Derivative financial instruments and hedge accounting

4.7.1 Initial recognition and subsequent measurement

The Company uses derivative financial instruments, interest rate swaps and caps, to hedge the risk of interest rate fluctuations, and does not hold or issue derivative financial instruments for trading purposes. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is obtained, and are subsequently re-measured at fair value.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The fair value of an interest rate swap/cap is the estimated amount that the Company would receive or pay to terminate the swap/cap on the date of the statement of financial position, taking into account current interest rates and the payment capacity of the counterparties.

Changes in fair value of the Company’s derivative financial instruments that qualify for hedge accounting are recognized as follows: changes in the time value of instruments and any ineffectiveness are taken directly to the income statement while changes in the intrinsic value are recognized as part of other comprehensive income.

For hedge accounting purposes, the Company’s interest rate swaps/caps are classified as cash flow hedges. At the beginning date of a hedge agreement, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk.

Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on a quarterly basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are recorded as follows: a) the effective portion of the gain or loss on the hedging instrument is recognized directly in equity, within other comprehensive income, while any ineffective portion is recognized immediately in the income statement; b) amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then the hedge accounting is discontinued. The cumulative gain or loss previously recognized in equity remains there until the forecast transactions occurs.

4.7.2 Current versus non-current classification

Derivative instruments that are designated as hedges, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

4.8	Inventory

4.8.1 Spare parts inventory

Inventories are valued at the lower of cost and net realizable value on a weighted average basis.

4.8.2 Certified Emission Reductions (CERs)

The Company recognizes CERs in accordance with IAS 2 Inventory because they are held for sale in the ordinary course of business. CERs are measured, initially and subsequently, at fair value.

4.9	Intangible assets

Intangible assets acquired separately are measured initially at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, as necessary. The Company records the intangible assets generated internally as expenses in the year in which they are incurred, except for development costs that are capitalized.

The useful lives of intangible assets are assessed to be either finite or indefinite. Energía Eólica only has intangible assets with finite useful lives, which are amortized under the straight-line method over the assets’ estimated useful lives, which are periodically reviewed by Management.

Gains or losses from the derecognition of an intangible asset are determined by the Company as the difference between the proceeds from sale or disposal and the net carrying amount of the intangible asset, recognizing them in the results of the year in which they are incurred.

4.9.1 Connectivity rights

As part of the obligations set forth in PPA with ENEE, the Company had to build, at its own cost, an electrical substation on behalf of ENEE. Because the Company does not own the physical asset, the respective cost was considered a right to be able to operate the wind park and therefore recognized as an intangible asset. Connectivity rights are amortized on a straight-line basis over the PPA term.

4.9.2 Research and development costs

Research costs are expensed as incurred.

Development activities involved a plan or design for the construction of new wind power generation projects. An intangible asset arising from the development phase of a project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the asset so that it will be available for use or sale; its intention to complete the asset and use it or sell it; its ability to use or sell the asset; how the asset will generate probable future economic benefits; the availability of adequate technical and financial resources to complete the development and to use or sell the asset, and its ability to reliably measure the expenditure attributable to the intangible asset during its development.

Useful life for intangible assets arising from development costs is determined based on the PPA term and amortization occurs on a straight-line basis.

4.9.3 Software

Software represents the cost of accounting software licenses. Software is amortized over a useful life between one and three years, on a straight-line basis.

4.10	Property, plant and equipment

Property, plant, and equipment are stated at acquisition cost less accumulated depreciation and losses due to impairment, if any. These costs include the cost of replacing the components of plant or equipment when the cost is incurred, if it meets the requirements for recognition. Depreciation and those disbursements for repair and maintenance which do not meet the conditions for recognition as assets are recognized as expenses in the year in which they are incurred.

Depreciation is calculated on a straight-line basis over the useful life of each type of asset. The remaining value of the depreciating assets, the estimated useful life, and depreciation methods are periodically reviewed by Management and adjusted when necessary, at the end of each financial year.

The estimated useful lives for productive assets is established by the Company as the difference between the date from which the assets are available for their intended use and the PPA expiration date or the assets’ own estimated useful life, whichever is shorter.

A breakdown of estimated useful lives is as follows:

Useful life
Buildings	17-20 years
Machinery and equipment (primarily wind turbines)	20 years
Furniture and equipment	3-10 years
Vehicles and crane	5-20 years

Construction and installation costs are charged to temporary accounts and subsequently transferred to the respective asset accounts once the works are completed. These works in process include all disbursements directly related to the design, development and construction of buildings and others, plus financial costs attributable to the works.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

A component of property, plant, and equipment is derecognized when it is sold or when the Company does not expect future economic benefits from its use. Any loss or gain from the disposal of the asset, calculated as the difference between the net carrying amount and the sales proceeds, is recognized in income in the year in which it occurs.

4.11	Impairment of non-financial assets

The Company assesses the carrying amounts of its non-current assets at each reporting date to determine reductions in value when events or circumstances indicate that recorded values may not be recovered. If any such indication exists, and the carrying amount exceeds the recoverable amount, the Company measures the assets or cash-generating units at their recoverable amounts, defined as the greater of fair value less selling costs or the value in use. Resulting adjustments are recorded in the results of the year in which they are determined.

4.12	Revenue recognition

The Company measures its revenue from ordinary activities using the fair value of the benefit received or to be received, derived from revenue.

4.12.1 Revenue from energy sales

Revenue from energy sales is recognized in the period in which energy is delivered to the Company customer. Revenue from the electricity generating capacity is recognized in the period in which such capacity is made available to its customer ENEE, in conformity with the terms specified in the PPA. No revenue is recognized if there are significant uncertainties regarding recovery of the amount or its associated costs.

4.12.2 Interest income from financial instruments

Revenue arising from financial instruments is recognized in relation to the passage of time, calculated over the average monthly balances for the invested principal, applying the effective interest method. Interest income is included in finance income in the statement of comprehensive income.

4.13	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. Borrowing costs include interest, exchange differences and other borrowing costs. Borrowing costs that do not meet the criteria for capitalization are recorded in the results of the year in which they are incurred.

Borrowing costs, including transaction costs, related to notes and loans payable for the financing of qualifying assets under construction are initially recognized as a non-current asset and subsequently reclassified to the balance of notes and loans payable when the funds from the financing have been substantially withdrawn by the Company.

4.14	Benefits for termination of employment contracts

According to Decree No. 150-2008 of November 5, 2008 employees that are terminated without justified cause are entitled to a severance benefit equivalent to one month of salary for each year of service, up to a maximum of 25 months. The Company is obligated to pay 35% of the severance benefit to those employees with more than 15 years of service at the Company, if they decide to voluntarily terminate the labor relationship. Also, the Company has to pay 75% of the severance benefit to the beneficiaries of deceased employees who have six months or more of service at the Company.

4.15	Taxes

The Company offsets its current and deferred tax assets with current and deferred tax liabilities, respectively, if a legally enforceable right exists to set off the amounts recognized before the same taxation authority and when it has the intention to liquidate them for the net amount or to realize the asset and settle the liability simultaneously.

4.15.1 Current income tax

The Company calculates income tax by applying adjustments from certain items, affected by or subject to income tax, in conformity with current tax regulations. Current tax, corresponding to present and prior periods, is recognized by the Company as a liability to the extent that it is not settled. If the amount already paid, which corresponds to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

The Company recognizes current income tax related to items of other comprehensive income directly in these items and not in the results of the period.

4.15.2 Deferred income tax

Deferred income tax is determined by applying the liability method to all temporary differences existing between the asset, liability, and net equity tax base and the amounts recorded for financial purposes as of the date of the statement of financial position. Deferred income tax is calculated using the tax rate expected to apply on the period when the asset is realized or the liability is settled. Deferred tax assets are recognized only when there is reasonable probability of their realization.

The carrying amount of deferred income tax assets is reviewed on the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Likewise, on the closing date of each financial period, the Company reassesses the unrecognized deferred tax assets to the extent that it is probable that future taxable income will allow the deferred tax assets to be recovered.

Deferred taxes related to items of other comprehensive income are recognized directly in those items and not in the results of the period.

4.15.3 Sales tax

Revenue from sales is recorded by the Company net of sales tax, and a liability is recognized in the statement of financial position for the related sales tax amount. Expenses and assets acquired are recorded by the Company net of sales tax if the tax authorities credit these taxes to the Company, recognizing the accumulated amount receivable in the statement of financial position. When the sales tax incurred is not recoverable the Company includes within the expense or asset, as applicable.

4.16	Operating leases

The Company holds certain productive assets under lease agreements with third parties. Leases in which the Company, as lessee, does not substantially retain all risks and benefits incidental to asset ownership are considered operating leases. Payments on these leases, according to rates established in the respective contracts, are recognized as expenses over the lease term.

4.17	Significant accounting judgments, estimates, and assumptions

Financial statement preparation requires management to make judgments, estimates and assumptions affecting reported amounts of revenue, expenses, assets and liabilities, and to disclose contingent liabilities as of the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

4.17.1 Judgments

In applying the Company’s accounting policies, management has used the following judgment, apart from those implied in the estimates, which has a significant effect on the amounts recognized in the financial statements:

Classification of derivative financial instruments (interest rate swaps and caps) as cash flow hedges

The Company has classified its derivative financial instruments as cash flow hedges, and has adopted hedge accounting under the assumption that the hedge relationship is highly effective.

4.17.2 Estimates and assumptions

The main assumptions related to future events and other sources of estimates subject to variations as of the reporting date, which due to their nature carry a risk of causing adjustments to the asset and liability amounts in next year’s financial statements, are presented below:

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these variables could affect the reported fair value of financial instruments.

Impairment of non-financial assets

The Company estimates that there are no indicators of impairment for any of its non-financial assets as of the reporting date.

Operating leases

The Company’s commercial activities include the lease of land on which the project was established. Based on an evaluation of the terms and conditions of the signed lease contracts, the Company has determined that it does not retain the risks and rewards of the leased properties; therefore, it has classified the lease contracts as operating leases.

Development costs

The Group capitalizes development costs for a project in accordance with the accounting policy. Initial capitalization of costs is based on management’s judgment that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits.

5.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, as of December 31, 2014 are disclosed below. The Company intends to adopt these standards, if applicable to its activities, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. IFRS 14 is effective for annual periods beginning on or after January 1, 2016.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

Annual improvements from the 2010-2012 and 2011-2013 Cycles

The following list of improvements to standards is effective from July 1, 2014:

•	IFRS 2 Share-based Payment. This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions.

•

IFRS 3 Business Combinations. The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

•

IFRS 3 Business Combinations. The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that: a) joint arrangements, not just joint ventures, are outside the scope of IFRS 3; and b) this scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

•

IFRS 8 Operating Segments. The amendments are applied retrospectively and clarifies that: a) an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”; and b) the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

•

IFRS 13 Fair Value Measurement. The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

•	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. IAS 24 Related Party Disclosures.

•

IAS 24 Related Party Disclosures. The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

•

IAS 40 Investment Property. The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination.

The Company has not yet evaluated the impact that the aforementioned new accounting standards will have on its financial statements.

6. Cash and restricted cash

	2014	2013
Unrestricted cash:
Banks	$4,463,157	$3,129,324
Petty cash	5,188	5,726

	$4,468,345	$3,135,050

Restricted cash in banks:
Current	15,197,262	14,944,204
Non-current	18,171,075	18,188,292

	$33,368,337	$33,132,496

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

Cash balances for US$33,368,337 and US$33,132,496 as of December 31, 2014 and 2013, respectively, are restricted under the financing documents between Energía Eólica and the Lenders (Note 10). Under the terms of its debt agreements, the Company has a series of restricted bank accounts both “on-shore” in Honduras, and also off-shore. Cash receipts from operations are initially deposited directly into these restricted accounts and then based on contractually agreed provisions are allocated into a series of sub-accounts, restricted for specific operational and other purposes including, but not limited to, construction, debt service, major maintenance, insurance, and shareholders distributions. Except as expressly provided in those debt agreements, the restricted bank accounts are under the control of a trustee and the Company has the right to withdraw or transfer funds only as expressly provided in those debt agreements.

7. Accounts receivable

	2014	2013
Empresa Nacional de Energía Eléctrica (ENEE)	$12,293,184	$5,660,657
Value added taxes (VAT) related to the Project’s construction	2,430,661	3,107,508
Crane rental services receivable	25,947	161,187
Others	77,046	56,304

	14,826,838	8,985,656
Less non-current portion (VAT)	(2,430,661)	(3,107,508)

	$12,396,177	$5,878,148

The outstanding balances due from ENEE correspond to trade receivables for the sale of electric power. Terms of these accounts receivable extend to 18 days for ENEE from the corresponding invoice issue dates; are not subject to early-payment discounts, and do not generate interest except for late charges.

The outstanding balance of VAT relates to funds reimbursed to the main Project’s subcontractors, Gamesa and Iberdrola, who were obligated to pay VAT on the acquisition of certain equipment and materials during the construction phase of the Project. Nonetheless, the Company was exempted from such VAT. The VAT receivable is denominated in Lempiras. The Honduran Tax Authority has been recognizing the Company’s right to such VAT, however its reimbursement depends on the timing of the review of the documentation by the Tax Authority. Reimbursement of such amounts occurs through credit notes issued by the Tax Authority. Those credit notes can be traded in the local market, although normally with a discount ranging from 15% to 20%. The Company believes that such VAT is fully recoverable in credit notes from the Tax Authority. VAT balances as presented above reflect the anticipated discount that will be realized upon collection.

8.	Intangible assets

	Connectivity rights (a)	Development costs (b)	Software	Total

Cost:
As of December 31, 2012	$11,309,448	$549,350	$18,245	$11,877,043
Additions	—	—	11,264	11,264

As of December 31, 2013	11,309,448	549,350	29,509	11,888,307
Additions	3,343,309	—	18,045	3,361,354

As of December 31, 2014	$14,652,757	$549,350	$47,554	$15,249,661

Accumulated amortization:
As of December 31, 2012	$706,794	$34,381	$10,498	$751,673
Amortization	565,435	27,505	10,875	603,815

As of December 31, 2013	1,272,229	61,886	21,373	1,355,488
Amortization	436,778	44,000	23,803	504,581

As of December 31, 2014	$1,709,007	$105,886	$45,176	$1,860,069

Carrying amounts:
As of December 31, 2012	$10,602,654	$514,969	$7,747	$11,125,370

As of December 31, 2013	$10,037,219	$487,464	$8,136	$10,532,819

As of December 31, 2014	$12,943,750	$443,464	$2,378	$13,389,592

a)	Under the PPA terms with ENEE, the Company had to build, at its own cost, the high voltage section of the electrical substation on behalf of ENEE. Because the Company has to transfer ownership of such section to ENEE, the corresponding construction costs were considered as a right to be able to operate the wind project and therefore recognized as an intangible asset. The increase in 2014 is also related to the high voltage section of the substation built for the Project Expansion.

b)	Correspond to certain costs incurred in relation to wind projects in the development phase, for which the Company believes that it has achieved both technological feasibility and has committed funding for completion.

9.	Property, plant and equipment

	Land	Buildings	Machinery and equipment	Major spare parts	Furniture and equipment	Vehicles	Construction in progress	Total
Cost:
As of December 31, 2012	$1,344,304	$20,595,574	$178,483,088	$3,383,159	$197,650	$3,834,735	$298,686	$208,137,196
Additions	68,361	451,365	(60,517)	—	148,783	48,000	8,176,251	8,832,243
Retirements	—	—	(526)	—	(15,838)	—	—	(16,364)
Reclassifications	—	607,036	—	—	118,252	—	(725,288)	—

As of December 31, 2013	1,412,665	21,653,975	178,422,045	3,383,159	448,847	3,882,735	7,749,649	216,953,075
Additions and reclassifications	170,979	5,437,002	45,216,252	1,016,036	219,062	67,707	(7,711,228)	44,415,810
Retirements	—	—	(163)	—	(4,569)	(19,000)	—	(23,732)

As of December 31, 2014	$1,583,644	$27,090,977	$223,638,134	$4,399,195	$663,340	$3,931,442	$38,421	$261,345,153

Accumulated depreciation:
As of December 31, 2012	$—	$1,292,395	$10,773,792	$—	$58,117	$235,915	$—	$12,360,219
Depreciation	—	1,035,923	8,686,589	—	34,240	285,245	—	10,041,997
Retirements	—	—	(209)	—	(10,341)	—	—	(10,550)

As of December 31, 2013	—	2,328,318	19,460,172	—	82,016	521,160	—	22,391,666
Depreciation	—	1,105,145	9,003,891	—	58,472	292,679	—	10,460,187
Retirements	—	—	(164)	—	(2,141)	(17,405)	—	(19,710)

As of December 31, 2014	$—	$3,433,463	$28,463,899	$—	$138,347	$796,434	$—	$32,832,143

Carrying amounts:
As of December 31, 2012	$1,344,304	$19,303,179	$167,709,296	$3,383,159	$139,533	$3,598,820	$298,686	$195,776,977

As of December 31, 2013	$1,412,665	$19,325,657	$158,961,873	$3,383,159	$366,831	$3,361,575	$7,749,649	$194,561,409

As of December 31, 2014	$1,583,644	$23,657,514	$195,174,235	$4,399,195	$524,993	$3,135,008	$38,421	$228,513,010

The Company’s property, plant and equipment is pledged as fiduciary guarantee under the third-party borrowing arrangements (Note 10).

Construction in progress is mainly comprised of advances to subcontractors (mainly Gamesa and Iberdrola) for the construction of the Project Expansion (Note 1).

Finance costs of US$756,928 were capitalized in 2014 (2013: US$0) with respect to the Project Expansion (Note 1) based on an average effective interest rate of 7.47% (2013: 0%) of the corresponding loans obtained to finance such expansion.

The Company has recognized decommissioning and restoration provisions related to its wind farm as described in Note 14.

10.	Notes and loans payable

Notes and loans payable are denominated in US dollars and were as follows:

	Interest rate	Maturity date	2014	2013
Export-Import Bank of the United States	7% fixed	Feb-2029	$141,632,725	$147,626,103
Central American Bank for Economic Integration (CABEI)	Libor 6 months + +5.75%(*)	Aug-2025	47,587,689	50,075,642
Export-Import Bank of the United States	3.72% fixed (**)	Aug-2031	23,091,223	—
Central American Bank for Economic Integration (CABEI)	Libor 6 months +5.75%(*)	Aug-2028	13,682,358	—

Principal			225,993,995	197,701,745
Less—Deferred finance costs			(9,003,951)	(6,120,643)

			216,990,044	191,581,102
Less—Maturity of one year or less			(10,303,543)	(8,481,330)

Principal			$206,686,501	$183,099,772

(*)	CABEI’s rate will change to Libor 6 months + 6.10% after November 2023.

(**)	Ex-Im’s rate will increase to 6.72% after construction of the Project Expansion.

A summary of the maturities of the long-term notes and loans payable is presented below:

	2014	2013
As of December 31, 2015	$—	$9,603,746
As of December 31, 2016	11,039,418	10,281,890
As of December 31, 2017	12,443,205	10,997,458
As of December 31, 2018	13,844,749	11,768,611
As of December 31, 2019 and thereafter	178,363,080	146,568,710

	215,690,452	189,220,415
Less—Deferred finance costs	(9,003,951)	(6,120,643)

	$206,686,501	$183,099,772

The balances of the notes payable above derived from secured loans obtained in November 2010 from Export—Import Bank of the United States (“Ex-Im”) and Central American Bank for Economic Integration (“CABEI”) for the financing the Cerro de Hula Project. Ex-Im and CABEI provided financing for a total of US$154,867,635 and US$53,564,360, respectively. To protect the security interest of Ex-Im and CABEI, the Company entered into arrangements typical of financing projects of this nature, including the pledge of Company assets (Notes 8 and 9).

On November 22, 2013 the Company entered into secured loans with Ex-Im and CABEI to finance the Project Expansion for a total of US$53,733,675 (Note 1). Overall terms of these secured loans are:

	Ex-Im	CABEI
Available credit facility	$29,633,675	$24,100,000
Interest rate	CIRR*	Libor + 5.75%
Period	August 2031	August 2028
Guarantee	Security Package with all Company assets and share pledge

As of December 31, 2013, the Company had not made any withdrawals from credit facilities obtained to finance the Project Expansion. Therefore, the balance of deferred finance costs associated with the financing of the Project Expansion amounted to US$1,277,712 as of that date and was presented as an asset in the accompanying statement of financial position. When withdrawals occurred in 2014, this deferred financing cost was reclassified as an offset to the outstanding liability balance.

Refer to a discussion of restricted cash conditions under the credit agreement as explained in Note 6 above.

Debt agreements contained the following financial covenants. Breaches in meeting the financial covenants would permit the lenders to immediately call loans and borrowings.

Distribution requirements

Debt service coverage ratio (historical)	1.25x

Debt service coverage ratio (projected)	1.25x

Debt to equity ratio ( + definition)	2016: 82:18 2017: 81:19 2018: 80:20 2019: 78:22 2020: 76:24 2021 onwards: 75:25 Total debt less DSRA, to Total equity less “other equity components”

Financial maintenance covenants

Debt service coverage ratio	—

Debt to equity ratio	—

Minimum capital	$48,000,000 (only CABEI loans)

As of December 31, 2014, The Company was in compliance with these restrictive covenants.

As of December 31, 2014 accrued interest and fees on notes and loans payable amount to US$5,987,891 (2013: US$5,377,002).

11.	Accounts payable and accrued expenses

	2014	2013
Engineering and procurement costs payable	$6,636,496	$6,753
Commercial vendors	2,447,656	538,821
Rent of land	85,847	21,401
Christmas and other employee bonuses	51,061	37,282
Social security withholdings payable	8,659	7,210
Related parties (Note 12)	—	12,793
Other	25,111	31,000

	$9,254,830	$655,260

The engineering and procurement costs accrual correspond to payables related to the Cerro de Hula Project for which sub-contractor invoices had not been received as of the statements of financial position date.

Maturity terms for accounts payable with commercial vendors extend up to 30 days from the corresponding invoices’ issue dates, are not subject to any discounts for early payment and do not generate interest except for late charges.

Accrued expenses and other accounts payable are interest free, are not subject to any discount for early payment, do not generate late charges, and their maturity terms are less than one year.

12.	Balances and transactions with related parties

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of the parent company, Globeleq Mesoamerica Energy (Wind), Limited. A breakdown of these balances and the respective terms and conditions is as follows:

	2014	2013

Accounts payable:
Administración de Energías Renovables, S.A. (Note 11)	$—	$12,793

Maturity terms for accounts receivable and payable extend up to 30 days from the corresponding invoices’ issue dates, and are not subject to any discounts for early-payment.

A breakdown of transactions performed with related parties is summarized below:

	2014	2013

Professional services expenses:
Administración de Energías Renovables, S.A. a/	$799,188	$632,103
TCR Holdings, S.A.	36,648	—
CR Operaciones y Mantenimiento, S.A.	13,088	—

	$848,924	$632,103

a/	Professional services provided by Administración de Energías Renovables, S.A. are in relation to the development, operation and construction of the Expansion Project of the wind farm. Professional services for US$799,188 were capitalized (under property, plant and equipment) by Energía Eólica in 2014.

Compensation to key management personnel

The Company does not directly incur in compensation for key personnel because Administración de Energías Renovables, S.A. provides those management services, however the allocation of key personnel compensation at Administración de Energías Renovables, S.A. that is attributable to the Company amounts to US$254,682 in 2014 (2013: US$253,302).

13. Fair value of derivative instruments

The Company uses interest rate swaps and interest rate caps to hedge its variable interest rate exposure on a portion of the Company’s loans with CABEI (Note 10). Under the interest rate swaps/caps agreements the Company receives a fixed rate of interest as disclosed below and pays interest at a variable rate on the notional amounts. These derivative financial instruments have been designated as hedging instruments and have been assessed to be highly effective as of the financial statements dates. The effects of the above derivative instruments in the Company’s financial statements are summarized as follows:

	2014	2013

Statements of Financial Position:

Assets:
Cap agreement of November 2010	$484,884	$1,402,665
Cap agreement of December 2013	341,150	716,123

	$826,034	$2,118,788

Liabilities:
Swap agreement of November 2010	$3,148,111	$4,174,901
Swap agreement of December 2013	1,388,460	918,167

	$4,536,571	$5,093,068

	2014	2013

Statements of Comprehensive Income—gain / (loss):

Change in time value of derivative instruments—Profit and loss:
Cap agreement of November 2010	$(826,621)	$524,049
Cap agreement of December 2013	171,204	169,945

	$(655,417)	$693,994

Ineffectiveness of derivative instruments—Profit and loss:
Swap agreement of November 2010	$(12,830)	$(683)
Swap agreement of December 2013	(10,442)	(7,005)

	$(23,272)	$(7,688)

Change in intrinsic value of derivative instruments—Other comprehensive income:
Cap agreement of November 2010	$(91,160)	$91,160
Cap agreement of December 2013	(546,178)	546,177
Swap agreement of November 2010	973,199	2,282,214
Swap agreement of December 2013	(466,121)	(918,805)
Ineffectiveness recycled to profit or loss	(23,272)	7,688

Subtotal	(153,532)	2,008,434
Deferred income tax (Note 18)	17,918	—

	$(135,614)	$2,008,434

The main characteristics of the derivative instruments are as follows:

	Swap Transactions		Cap Transactions
	Nov. 2010	Dec. 2013	Nov. 2010	Dec. 2013
Effective date	29-Nov-2010	25-Feb-2014	25-Feb-2018	25-Feb-2021
Termination date	25-Feb-2018	25-Feb-2021	25-Aug-2025	25-Aug-2028
Current notional amount	US$51,887,761	US$10,991,597	—	—
Maximum notional amount	US$56,732,737	US$19,410,815	US$39,289,122	US$11,652,389
Fixed interest rate	3.63%	3.36%	4.75%	3.36%
Variable interest rate	US Libor-6 months	US Libor-6 months	US Libor-6 months	US Libor-6 months

14.	Decommissioning and restoration provisions

The Company has recognized a provision for decommissioning obligations associated with its wind farm. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the wind farm from the site and the expected timing of those costs. Energía Eólica estimates that the decommissioning costs would be realized in 22 years’ time upon the expiration of the PPA. The Company calculates the provision using the discounted cash flow method based on the following assumptions: a) current estimated range of cost per wind turbine, and b) discount rate.

The restoration provision reflects the costs estimated by the Company to comply with the environmental reforestation plan described in Note 19.2. The Company also calculates the provision using the discounted cash flow method.

The roll-forward of the decommissioning and restoration provisions is as follows:

	2014	2013
Balance at beginning of year	$467,971	$558,908
Unwinding of discount and changes in the discount rate	324,617	(90,937)

Balance at year end	$792,588	$467,971

15.	Equity

Share capital

As of December 31, 2014 and 2013 the number of authorized common shares was 13,190,969 with a par value of L100 each. As of December 31, 2014 and 2013 the authorized, registered and paid share capital amounts to US$48,000,856 that is represented by 7,277,516 common shares.

As of December 31, 2014 and 2013 the totality of share capital is securing the loan agreements between the Company, Ex-Im Bank and CABEI (Note 10).

Contributed capital

Contributed capital is comprised of contributed cash, in addition to the share capital, received from the shareholders. Shareholders have increased or decreased their capital contributions depending on the capital needs to develop the Company’s projects.

Legal reserve

In accordance with Honduran legislation, all corporations must record a legal reserve equal to 5% of the net income of the year, until it reaches 20% of the common share capital. In 2013 the company increased the legal reserve to 5% of the common share capital. The reserve amount of US$431,181 established in 2014 (2013: US$248,692) was based on 5% of the net income earned in Lempiras, the Honduran official currency.

Equity transactions

During the year ended December 31, 2013 the Company issued share capital with a stated amount of US$9,488,608 in exchange for US$8,269,966. The difference of US$1,218,642 was recorded as a reduction of contributed capital.

During the years ended December 31, 2014 and 2013, capital contributions were made by Company shareholders in the amount of US$6,392,546 and US$11,242,824, respectively. Furthermore, during the years ended December 31, 2014 and 2013, capital withdrawals were taken by Company shareholders in the amount of US$3,926,637 and US$27,926,846, respectively.

Dividends

Dividends for a total of US$7,869,567 were declared by the Company’s shareholders in 2014, equivalent US$1.08 per share (2013: US$5,881,217, equivalent to US$0.81 per share).

Distributions to Company shareholders, including dividends or any reduction of capital, are considered “restricted payments” as per the loan agreements with Ex-Im and CABEI. Therefore, the Company must comply with certain requirements before such distributions can be made.

Hedging reserve (other equity components)

This reserve includes the portion of gains or losses of the hedge instruments that the Company has determined to be effective cash flow hedges.

16. Cost of operations

	2014	2013
Repair and maintenance of equipment	$2,299,587	$1,245,878
Professional services	1,020,697	1,267,327
Insurance	948,617	730,939
Donations	809,113	473,623
Employee salaries and benefits	476,278	520,229
Leasing of land and equipment (Note 19.5)	337,687	326,196
Travel	204,607	211,795
Environmental costs	172,858	67,944
Public utilities	97,777	97,119
Operating permits	87,435	703,468
Certified emission reductions costs	20,253	87,824
Materials and supplies	18,611	55,743
Others	351,893	235,367

	$6,845,413	$6,023,452

17. General and administrative expenses

	2014	2013
Employee salaries and benefits	$204,119	$192,413
Professional services	89,280	214,479
Materials and supplies	69,613	30,016
Marketing	18,563	28,349
Public utilities	3,485	—
Others	20,761	17,716

	$405,821	$482,973

18. Income tax

The Honduran income tax rate in effect for the fiscal years ending December 31, 2014 and 2013 is 25%. In addition, entities are obligated to pay a temporary solidary contribution of 5% on their taxable income after deducting a fixed deductible amount of 1,000,000 lempiras. However, as part of the PPA, the Company was granted a corporate income tax holiday of 10 years starting on the date of commercial operations, which was December 21, 2011 (Note 1). As of the date of these financial statements, the Company has not incurred current income tax liabilities due to this exemption.

The components of the deferred tax assets and liabilities are presented below:

	Statement of Financial Position		Statement of Comprehensive Income
	2014	2013	2014	2013

Deferred tax assets:
Decommissioning and restoration provisions	$204,424	$116,993	$87,431	$(22,734)
Property, plant and equipment	94,078	49,976	44,102	95,601

Deferred tax liabilities:
Derivative financial instruments a/	(115,586)	(166,652)	33,148	(88,503)

Net deferred taxes	$182,916	$317	$164,681	$(15,636)

a/	The deferred tax corresponding to the change in intrinsic value of derivative financial instruments recognized in other comprehensive income amounted to US$17,918 in 2014 (2013: US$0) (Note 13).

19.	Agreements and commitments

19.1 Guarantees

As required under the original PPA with ENEE, the Company has provided a bank compliance guarantee of US$4,500,000, which is backstopped by Globeleq Mesoamerica Energy (Wind) Limited and not by the Company. The Company has also provided a performance bond of US$122,200 to the Secretariat of Natural Resources (Secretaría de Recursos Naturales y Ambiente—SERNA) as required by the operating agreement with SERNA.

These performance bonds must be maintained during the PPA term and are not funded, thus the Company has engaged a commercial bank to issue them based on a commission fee. In October 2013 the Company also provided a performance bond of US$1,125,000 to ENEE as required by the amended PPA.

19.2 Environmental commitments

As part of the Environmental License for the Project granted by SERNA, the Company committed to certain requirements during the construction and operation phases of the Project. Those requirements contemplate: establishment of a reforestation plan, maintaining a log of environmental incidents, proper management of waste materials, and submission of environmental compliance reports periodically to SERNA, among others. The Company has complied with the environmental laws and SERNA requirements as of the dates of the financial statements.

19.3 Cerro de Hula’s wind park expansion

The Company entered into a Turnkey Engineering, Procurement and Construction Agreement (“EPC”) with Gamesa Wind US LLC. (“Gamesa”) and Iberdrola Ingeniería y Construcción Mexico S.A. de C.V. (“Iberdrola”) to construct the Project Expansion. The EPC was signed on April 24 2013 for a total price of US$51,594,145. As of December 31, 2014 Energía Eólica had already advanced an amount of US$43,934,121 to Gamesa and Iberdrola, which is included under property, plant and equipment.

19.4 Wind park maintenance

The Company, Gamesa and Iberdrola entered into a Maintenance and Service Agreement on June 24, 2010 that was subsequently amended on April 24, 2012, to ensure that the Project will operate as technically designed after its construction. Under this agreement, Gamesa and Iberdrola guarantee that the Project will meet an average availability on the turbine equipment of no less than 97% beginning on the second anniversary of the Project’s substantial completion, which occurred on April 24, 2014. Maintenance services began on April 24, 2012 and the total fee was US$1,726,520.

The result of the plant availability below the guaranteed value was recognized in the 2013 statement of comprehensive income as “net revenue from availability, liquidated damages” (as a component of other revenue) for US$302,738 (2014: US$0). This resulted from Gamesa’s commitment that the wind park would reach a measured average availability of no less than 95% during the first year and 97% during the second year of the warranty period (from April 24, 2012 to April 24, 2014) as defined in the Engineering, Procurement and Construction Agreement (EPC) signed between the Company and Gamesa and Iberdrola. When the guaranteed average availability was not met, Gamesa compensated Energía Eólica with liquidated damages based on the formula established in the EPC.

A Maintenance and Service Agreement was also signed by the Company, Gamesa, and Iberdrola on April 24, 2013 for the Project Expansion. This agreement will take effect upon substantial completion, which is being agreed in 2015 to retroactively take place on December 14, 2014.

19.5 Operating leases—Company as lessee

The Company has entered into several operating lease contracts as lessee for the rental of land on which a significant portion of the wind park is located. The lease terms extend up to 25 years, renewable upon maturity for an additional 20-year term. Most of the lease agreements have been established in Lempiras, although some are in US dollars, and the rental fee is paid on a quarterly basis. Rental fees are subject to an inflation adjustment, based on the Honduran inflation as published by Banco de Honduras, after the second year of commencement of the agreement.

The Company also has entered into other minor lease agreements for offices and equipment.

The lease expense incurred by the Company in 2014 amounted to US$337,687 (2013: US$326,196) (Note 16). The Company believes that future annual lease commitments cost should approximate 2014 lease expense amounts (exclusion of the aforementioned inflation adjustments) through the expiration of the PPA discussed above.

20.	Financial risk management objectives and policies

The Company’s main financial instruments are cash, accounts receivable, notes and loans payable, accounts payable and accrued expenses, and derivative financial instruments. The main purpose of these financial instruments is to manage cash flows and raise financing for the Company’s capital needs.

Energía Eólica is exposed to market, credit and liquidity risks. The Company’s senior Management oversees the management of these risks.

20.1	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Significant market risks affecting the Company’s financial statements are foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Energía Eólica’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s presentation currency).

The Honduran Lempira is the main foreign currency used by the Company in its transactions. The Honduran Central Bank is the entity responsible for managing the national banking system and regulating the currency’s parity to other currencies. Buy and sell rates are established by authorized financial institutions, according to market supply and demand. As of December 31, 2014 and 2013, buy and sell rates for US dollars were L21.51 and L21.66 (2013: L20.59 and L20.74), respectively.

Below is a summary of monetary assets and liabilities in foreign currencies, expressed in US dollars:

	2014	2013
Assets:
Cash	$63,268	$4,076,230
Accounts receivable	2,432,716	3,158,791

	2,495,984	7,235,021

Liabilities:
Accounts payable and accrued expenses	(135,094)	(320,234)

Net monetary assets	$2,360,890	$6,914,787

Sensitivity analysis:

The effect of a reasonable exchange rate variation between the Lempira and the US$ of +4% / -4% on the monetary assets and liabilities as of December 31, 2014 (2013: +3% / -3%), assuming that the remaining variables are held constant, would imply the recognition of gains or losses from exchange rate differences of US$104,726 in 2014 (2013: US$220,172).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Energía Eólica’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. Energía Eólica’s exposure to the risk of changes in market interest rates is primarily related to the Company’s debt obligations with floating interest rates. To manage this, the Company enters into interest rate swaps/caps (Note 13), in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

As of the date of the statement of financial position, the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	2014	2013

Fixed rate instruments:
Financial liabilities	$(164,723,948)	$(147,626,103)

Variable rate instruments:
Financial assets	$37,831,494	$36,261,820
Financial liabilities	(61,270,047)	(50,075,642)

	$(23,438,553)	$(13,813,822)

20.2 Credit risk

Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Energía Eólica’s sole customer is ENEE. Under the PPA, credit terms are 18 days, and receivable balances with ENEE are current as of December 31, 2014 and 2013.

With regards to credit risk on other financial assets, the maximum exposure to this risk is represented by the balances recorded for each financial asset. Exposure to credit risk is monitored constantly in accordance with the debtors’ payment behavior.

20.3 Liquidity risk

The Company monitors its liquidity on a daily basis, attempting to maintain greater liquid assets than liquid liabilities, considering the maturity of its financial assets. It performs cash flow projections on a periodic basis in order to timely detect potential cash shortages or excesses to support its operations.

The following table summarizes the maturity of the Company’s financial liabilities, based on payment commitments:

As of December 31, 2014:

	0 to 6 Months	6 to 12 months	More than 1 year	Total
Notes and loans payable	$5,011,836	$5,291,707	$206,686,501	$216,990,044
Account payable and accrued expenses	9,178,658	76,172	—	9,254,830
Accrued interest payable	5,987,891	—	—	5,987,891
Decommissioning and restoration provisions	—	—	792,588	792,588

	$20,178,385	$5,367,879	$207,479,089	$233,025,353

As of December 31, 2013:

	0 to 6 Months	6 to 12 months	More than 1 year	Total
Notes and loans payable	$4,422,984	$4,058,346	$183,099,772	$191,581,102
Accrued interest payable	5,377,002	—	—	5,377,002
Accounts payable and accrued expenses	655,260	—	—	655,260
Decommissioning and restoration provisions	—	—	467,971	467,971

	$10,455,246	$4,058,346	$183,567,743	$198,081,335

21.	Capital management

The Company’s main objective on capital management is to ensure that it maintains a solid credit ratio and healthy financial capital ratios to support its business and maximize profits. The Company manages its capital structure and timely requests shareholders for any adjustment to this capital considering the economic environment in which the Company operates. To maintain or adjust its capital structure, it may request shareholders for variations to dividends and capital returns previously agreed on, as well as for increases in capital contributions if necessary. These policies had no significant changes in 2014 and 2013.

The Company is financed through third-party debt and shareholders’ equity. The Company’s capital management is focused on maximizing shareholders’ returns through the optimization of the debt to equity gearing ratio. As of December 31, the Company’s gearing ratio was as follows:

	2014	2013
Notes and loans payable	$216,990,044	$191,581,102
Accounts payable and accrued expenses	9,254,830	655,260
Accrued interest payable	5,987,891	5,377,002
Less—cash and restricted cash	(37,836,682)	(36,267,546)

Net liabilities	194,396,083	161,345,818
Total capital	61,293,094	53,351,563

Capital and net liabilities	$255,689,177	$214,697,381

Gearing ratio	76%	75%

22.	Fair value of financial instruments

As indicated in Note 20, the Company’s main financial instruments are comprised of cash, accounts receivable, notes and loans payable, accounts payable and accrued expenses, and derivative financial instruments. Management believes that the carrying values of cash, accounts receivable, and accounts payable approach their fair market value due to their short-term nature. Derivative financial instruments have been measured at fair value.

In considering the fair value of loans payable with variable interest rates the Company has considered that LIBOR based borrowings reset periodically and the LIBOR spread on those outstanding approximate those obtained by affiliates in recent financings. In evaluating the fair value of loans payable at fixed rates the Company has considered country risks, market conditions existing both at the date of the loans and those at the statement of financial position dates, and that there are not a significant number of comparable financings in this market. As of December 31 2014 and 2013, the fair value of the loans, taking into account current market interest rates, are the following:

	Carrying amount		(Level 3) Fair value
	2014	2013	2014	2013
Ex-Im Loan 1	$141,632,725	$147,626,103	$143,337,646	$149,500,382
Ex-Im Loan 2	23,091,223	—	23,891,784	—
CABEI Loan 1	47,587,689	50,075,642	48,215,006	50,787,070
CABEI Loan 2	13,682,358	—	13,920,137	—

	$225,993,995	$197,701,745	$229,364,573	$200,287,452

Fair	value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of its financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: Techniques that use inputs different from quoted prices that are observable for the asset or liability, whether directly or indirectly.

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The inputs used in the fair value disclosure of loans payable are categorized within Level 3 of the fair value hierarchy

As of December 31, 2014 and 2013 classification in levels of instruments measured at fair value is as follows (Note 13):

	2014	Level 1	Level 2	Level 3
Interest rate cap—asset	$826,034	$—	$826,034	$—

Interest rate swap—liability	$4,536,571	$—	$4,536,571	$—

	2013	Level 1	Level 2	Level 3
Interest rate cap—asset	$2,118,788	$—	$2,118,788	$—

Interest rate swap—liability	$5,093,068	$—	$5,093,068	$—

23.	Subsequent events

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The SPA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

Independent auditors’ report

To the Board of Directors and Shareholders of Eolo de Nicaragua, S.A.

We have audited the accompanying restated financial statements of Eolo de Nicaragua, S.A., which comprise the statements of financial position as of December 31, 2014 and 2013, and the related statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Eolo de Nicaragua, S.A. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

To the Board of Directors and Shareholders of

Eolo de Nicaragua, S.A.

Restatement of financial statements

As discussed in Note 3.2, the financial statements have been restated for the correction of errors in the accounting for decommissioning provisions, depreciation of property, plant and equipment, deferred income taxes and the classification of the restricted cash. This restatement has also resulted in the disclosure of the January 1, 2013 statement of financial position. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young, S.A.

Ernst & Young, S.A.

San Jose, Costa Rica

June 13, 2015

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Statements of financial position

As of December 31, 2014 and 2013 and January 1, 2013

(expressed in US dollars)

		December 31, 2014	December 31, 2013	January 1, 2013
	Notes	Restated (Note 3.2)

ASSETS

Current assets:
Cash	6	$961,156	$4,088,911	$18,106,279
Restricted cash	6	5,202,845	6,988,114	2,301,900
Accounts receivable	7	5,133,648	3,946,370	2,742,759
Accounts receivable from related parties	9	—	997	18,135
Spare parts inventory		375,912	406,909	395,987
Prepaid expenses and other current assets	8	552,628	1,568,770	1,363,663

Total current assets		12,226,189	17,000,071	24,928,723
Non-current assets:
Restricted cash	6	5,373,044	4,879,867	—
Held-to-maturity investments		—	40,226	40,226
Prepaid expenses	8	—	334,373	1,337,490
Guarantee deposits	20.1	538,591	497,547	904,769
Notes receivable with related parties	9	3,395,540	3,216,257	3,025,842
Property, plant and equipment	10	71,520,238	75,193,168	78,708,356
Intangible assets	11	3,177,481	3,358,681	3,541,727
Other financial assets		1,560	1,560	1,560

Total assets		$96,232,643	$104,521,750	$112,488,693

LIABILITIES AND EQUITY
Current liabilities:
Notes and loans payable	12	$4,395,670	$2,740,993	$254,085
Accounts payable	13	684,174	265,987	149,409
Accrued expenses and other accounts payable	14	404,109	1,333,138	26,584,956
Accrued interest payable	12	318,268	342,403	271,093

Total current liabilities		5,802,221	4,682,521	27,259,543
Non-current liabilities:
Long-term notes and loans payable	12	79,440,447	83,388,144	71,640,522
Deferred income tax, net	16	2,568,436	1,352,757	102,841
Decommissioning provision	15	319,728	238,184	270,750

Total liabilities		88,130,832	89,661,606	99,273,656

Equity:
Share capital	17	3,000	3,000	3,000
Contributed capital	17	9,942,084	22,758,446	22,758,446
Accumulated deficit		(1,843,273)	(7,901,302)	(9,546,409)

Total equity		8,101,811	14,860,144	13,215,037

Total liabilities and equity		$96,232,643	$104,521,750	$112,488,693

The accompanying notes are part of the financial statements.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Statements of comprehensive income

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		2014	2013
	Notes	Restated (Note 3.2)

Income:
Sale of electric power and capacity		$24,354,801	$18,828,069

Operating cost and expenses:
Costs of operations	18	4,536,924	3,733,954
General and administrative	19	353,311	561,645
Depreciation and amortization of non-financial assets	10-11	4,035,697	4,035,414

Total operating costs and expenses		8,925,932	8,331,013

Operating income		15,428,869	10,497,056

Other income (expenses):
Interest income		25,019	50,992
Finance costs from loans and notes payable		(7,939,811)	(7,537,464)
Finance costs from decommissioning provision		(21,961)	(21,768)
Finance income from receivables from related parties	9	179,282	190,416
Exchange rate differences		(225,771)	(159,446)
Other expenses, net		(171,919)	(124,763)

Total other income (expenses)		(8,155,161)	(7,602,033)

Income before income tax		7,273,708	2,895,023
Income tax	16	(1,215,679)	(1,249,916)

Total comprehensive income		$6,058,029	$1,645,107

The accompanying notes are part of the financial statements.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Statements of changes in equity

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		Share capital	Contributed capital	Accumulated deficit	Total equity
	Notes			Restated (Note 3.2)
As of January 1, 2013		$3,000	$22,758,446	$(9,546,409)	$13,215,037
Comprehensive income		—	—	1,645,107	1,645,107

As of December 31, 2013		3,000	22,758,446	(7,901,302)	14,860,144
Capital withdrawn	17	—	(12,816,362)	—	(12,816,362)
Comprehensive income		—	—	6,058,029	6,058,029

As of December 31, 2014		$3,000	$9,942,084	$(1,843,273)	$8,101,811

The accompanying notes are part of the financial statements.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Statements of cash flows

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		2014	2013
	Notes	Restated (Note 3.2)

Operating activities:
Income before income tax		$7,273,708	2,895,023
Adjustments to reconcile income before income tax to cash flows from operating activities:
Financing costs from loans and notes payable		7,939,811	7,537,464
Finance income from notes receivable with related parties	9	(179,282)	(190,416)
Decommissioning provision		21,961	21,768
Depreciation expense	10	3,851,278	3,850,215
Amortization expense	11	184,419	185,199
Loss in disposal of property, plant and equipment		7,147	2,668
Interest income		(25,019)	(50,992)

		19,074,023	14,250,929
Changes in operating assets and liabilities:
Accounts receivable		(1,187,278)	(1,203,611)
Accounts receivable from related parties		997	17,138
Prepaid expenses		1,350,515	798,010
Spare parts inventory		30,997	(10,922)
Accounts payable to related parties			(2,502,294)
Accounts payable		418,187	116,578
Accrued expenses		(869,446)	(22,803,858)

Net cash provided by (used in) operating activities		18,817,995	(11,338,030)

Investing activities:
Additions to property, plant and equipment	10	(185,496)	(337,694)
Additions to intangible assets	11	(3,219)	(2,153)
Investments		40,226	—
Interest received		25,019	50,992
Net (payments) proceeds from guarantee deposits		(41,044)	407,222

Net cash (used in) provided by investing activities		(164,514)	118,367

Financing activities:
Increase (decrease) in restricted cash accounts designated for financing activities		1,292,092	(9,566,081)
New loans		—	14,492,891
Loan settlements		(2,740,982)	(258,361)
Capital withdrawn	17	(12,816,362)	—
Financing costs paid		(7,515,984)	(7,466,154)

Net cash used in financing activities		(21,781,236)	(2,797,705)

Net decrease in cash		(3,127,755)	(14,017,368)
Cash at beginning of year		4,088,911	18,106,279

Cash at end of year		$961,156	$4,088,911

The accompanying notes are part of the financial statements.

Eolo de Nicaragua, S.A.

(A Nicaraguan Entity)

Notes to financial statements

December 31, 2014 and 2013

(amounts expressed in US dollars)

1.	Corporate information

Eolo de Nicaragua, S.A. (“Eolo” or “the Company”) was organized as a corporation on July 1, 2008 under the laws of the Republic of Nicaragua. Eolo is domiciled in Rivas, Nicaragua. The Company is a wholly-owned subsidiary of Globeleq Mesoamerica Energy (Wind) Limited (“GME Wind”), a company incorporated in Bermuda, and Eolo’s ultimate parent company is Actis Infrastructure Fund 2LP.

The Company’s main activity is the generation of electricity from its 44 megawatt wind electric power-generating park located in Rivas, Nicaragua (“the Project”). This activity is regulated by Nicaraguan Law No. 272 of June 23, 1998. Eolo was granted the commercial operation status on December 1, 2012 by the Instituto Nicaragüense de Energía. Energy sales began in December 2012.

The Company has entered into two power purchase agreements (PPAs) with Distribuidora de Electricidad del Sur, S.A. (Dissur) and Distribuidora de Electricidad del Norte, S.A. (Disnorte) to sell the Project’s energy.

The Project was registered as a Clean Development Mechanism (CDM) project under the United Nations Framework Convention on Climate Change on June 18, 2012 and for a crediting period from January 1, 2013 through December 31, 2019. The Project is therefore eligible for Certified Emission Reductions (CERs) starting on January 1, 2013.

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 24.

2.	Power purchase agreements and regulations governing autonomous private or parallel generation of electricity in Nicaragua

As per Nicaraguan regulation, public, private and mixed companies are subject to Law No. 272 of June 23, 1998. According to this law, economic agents dedicated to energy generation activities can subscribe contracts for the purchase-sale of electricity with distributors and large consumers, and can sell their production fully or partially in the spot market and can export electricity as well.

3.	Basis of preparation of the financial statements

3.1	Statement of compliance

The Company’s financial statements as of December 31, 2014 and 2013 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Company’s financial statements as of December 31, 2014 were first approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on January 8, 2015, and were subsequently approved by the Company’s shareholders. The accompanying restated financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 24. They have also been restated for the correction of certain errors as explained in Note 3.2 below. The Company’s Chief Executive Officer and Chief Financial Officer approved these restated financial statements for issuance on June 13, 2015 and subsequent events have been considered through that later date.

3.2	Restatement of financial statements

During its preparation of the accompanying restated financial statements for the purpose described in Note 3.1, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company previously accounted for restricted cash as a component of cash in its statement of cash flows. It has corrected that classification to now exclude those amounts. The Company also modified the current versus non-current classification of restricted cash to correspond with contractual terms.

•

The Company has identified the need for a decommissioning provision in the accompanying financial statements given obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Disclosure of such provision is presented in Note 15.

•	The Company has determined residual values for its wind turbines which resulted in a change in the depreciation expense.

•	The aforementioned matters have an impact on deferred income tax.

•	Certain accounting disclosures have been expanded from those previously presented.

These corrections have impacted the accompanying financial statements as follows (amounts in US dollars):

	Balance as of or for the year ended December 31, 2014 as previously reported	Retrospective adjustments	Balance as of or for the year ended December 31, 2014 as restated	Balance as of or for the year ended December 31, 2013 as previously reported	Retrospective adjustments	Balance as of or for the year ended December 31, 2013 as restated	Balance as of January 1, 2013 as previously reported	Retrospective adjustments	Balance as of January 1, 2013 as restated

Statement of financial position:
Current assets	18,137,824	(5,911,635)	12,226,189	22,377,485	(5,377,414)	17,000,071	25,833,492	(904,769)	24,928,723
Non-current assets	77,568,202	6,438,252	84,006,454	81,798,301	5,723,378	87,521,679	86,375,971	1,183,999	87,559,970

Total assets	95,706,026	526,617	96,232,643	104,175,786	345,964	104,521,750	112,209,463	279,230	112,488,693

Current liabilities	5,802,221	—	5,802,221	4,682,521	—	4,682,521	27,259,543	—	27,259,543
Non-current liabilities	81,949,449	379,162	82,328,611	84,692,828	286,257	84,979,085	71,843,476	170,637	72,014,113

Total liabilities	87,751,670	379,162	88,130,832	89,375,349	286,257	89,661,606	99,103,019	170,637	99,273,656

Equity	7,954,356	147,455	8,101,811	14,800,437	59,707	14,860,144	13,106,444	108,593	13,215,037

Statement of comprehensive income:
Revenues	24,327,668	27,133	24,354,801	18,855,202	(27,133)	18,828,069
Operating expenses	(17,153,069)	71,976	(17,081,093)	(16,059,479)	126,433	(15,933,046)

Income before income taxes	7,174,599	99,109	7,273,708	2,795,723	99,300	2,895,023
Income taxes	(1,204,318)	(11,361)	(1,215,679)	(1,101,730)	(148,186)	(1,249,916)

Comprehensive income	5,970,281	87,748	6,058,029	1,693,993	(48,886)	1,645,107

Statement of cash flows:
Cash flows from operating activities	18,758,411	59,584	18,817,995	(11,283,695)	(54,335)	(11,338,030)
Cash flows from investing activities	(145,156)	(19,358)	(164,514)	64,032	54,335	118,367
Cash flows from financing activities	(23,073,328)	1,292,092	(21,781,236)	6,768,376	(9,566,081)	(2,797,705)
Cash at beginning of year	15,997,118	(11,908,207)	4,088,911	20,448,405	(2,342,126)	18,106,279

Cash at end of year	11,537,045	(10,575,889)	961,156	15,997,118	(11,908,207)	4,088,911

3.3	Basis of valuation and presentation currency

The financial statements as of December 31, 2014 and 2013 were prepared on a historical cost basis, except for certain items that are measured in accordance with the accounting policies described in Note 4. The financial statements are expressed in US dollars ($ or US$).

3.4	Changes in accounting policies

The accounting policies adopted by the Company to prepare its financial statements as of December 31, 2014 are consistent with those used to prepare its financial statements as of December 31, 2013.

The Company adopted for the first time the following amendments to standards and interpretations, which are effective for annual periods beginning on or after January 1, 2014. These amendments and interpretations had no material impact on the Company’s financial statements as of December 31, 2014.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21.

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash generating units for which impairment loss has been recognized or reversed during the period.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at January 1, 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements.

4.	Summary of significant accounting policies

4.1	Currency and foreign currency transactions

4.1.1	Functional and presentation currency of the financial statements

The legal currency in Nicaragua is the Cordoba (C$); however, the Company has adopted the US dollar (US$ or $) as the functional and presentation currency since it better reflects the events and transactions performed by the Company. Adoption of the US dollar as functional currency was based on the following facts: income from energy sales is generated in dollars, debt obligations are denominated in dollars, capital contributions are made in dollars, investments in intangible assets and property, plant and equipment were mostly made in said currency and certain operating costs and expenses are also incurred in that currency. Information relating to exchange regulations and rates is included in Note 21.1.

Considering that the Company’s accounting records are kept in the legal currency of its domicile, Nicaraguan Cordobas, and that the US dollar was adopted as the functional currency, monetary assets and liabilities denominated in Cordobas were translated into the financial statements’ functional currency using the exchange rate ruling on the date of the statement of financial position. Non-monetary items measured on a historical cost basis were converted on the date of the statement of financial position using the exchange rate ruling on the original transaction date. Income and expenses are converted at the exchange rate in effect on the transaction date.

4.1.2	Transactions in foreign currency

Transactions in foreign currency, any currency other than the functional currency, are recorded at the exchange rate ruling on the transaction date. In determining its financial situation and operating results, the Company appraises and adjusts its assets and liabilities denominated in foreign currency at the exchange rate ruling on the date of this valuation and determination. Exchange rate differences resulting from the application of these procedures are recognized in the results of the period in which they occur.

4.2	Cash

Cash is comprised of cash on-hand and in banks.

4.3	Restricted cash

Restricted bank account balances are not considered either unrestricted cash balances or cash equivalent balances for the purpose of the statement of cash flows. They are presented in the accompanying statements of financial position as “restricted cash”, and are presented as current or non-current assets given management’s expectation that they will be withdrawn for their defined purposes within the coming twelve-month period or otherwise. Net changes in such restricted cash balances are classified as a financing activity in the statement of cash flows based on the requirement for them under the debt agreements.

4.4	Financial instruments

The valuation of the Company’s financial instruments is determined using the fair value or amortized cost, as defined below:

Fair value - The fair value of a financial instrument negotiated in an organized financial market is determined using as reference the prices quoted in that financial market for negotiations performed as of the date of the statement of financial position. With respect to financial instruments for which there is no active financial market, the fair value is determined using valuation techniques.

Amortized cost - The amortized cost is calculated using the effective interest method less any allowance for impairment. The calculation takes into consideration any award or discount in the acquisition and includes the transaction costs and fees which are an integral part of the effective interest rate.

These techniques include recent market transactions between interested, fully informed parties who act independently; references to the fair value of another substantially similar financial instrument; and discounted cash flows or other valuation models.

4.5	Financial assets

4.5.1	Initial recognition and measurement of financial assets

Financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. The Company only has notes and accounts receivable.

The Company initially recognizes all of its financial assets at fair value plus costs directly attributable to the transaction, except for financial assets valued at fair value through profit or loss in which these costs are not considered.

The Company recognizes the purchase or sale of financial assets on the date of each transaction, which is the date on which the Company commits to buy or sell a financial asset.

4.5.2	Subsequent measurement of notes and accounts receivable

Notes and accounts receivable are non-derivative financial assets with fixed or determined payments that are not quoted in active markets, and are initially recognized at the corresponding invoiced amounts. After initial recognition, notes and accounts receivable are recorded by the Company at amortized cost using the effective interest rate method less the allowance for impairment. Gains or losses are recognized in results when the accounts receivable are derecognized or impaired, as well as through the amortization process.

4.5.3	Impairment of financial assets

The Company assesses on the date of the financial statements whether there is any objective evidence that a financial asset or group of assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the financial asset, and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows due to defaults on contracts.

Impairment of financial assets recorded at amortized cost

When the Company determines that it has incurred in an impairment loss in the value of its financial assets carried at amortized cost, it estimates the loss amount as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate; it deducts the loss from the asset’s carrying amount and recognizes such loss in the results of the year in which it occurs. If, in a subsequent period, the amount of the loss due to impairment decreases and may be objectively related to an event subsequent to the recognition of impairment, the impairment loss is reversed. Once the reversal is recorded, the carrying amount of the financial asset cannot exceed the original amortized amount. The amount of the reversal is recognized in the results of the year in which it occurs.

4.5.4	Derecognition of financial assets

Financial assets are derecognized by the Company when the rights to receive cash flows from the asset have expired, or when the financial asset is transferred along with its inherent risks and benefits and contractual rights to receive cash flows from the asset are surrendered, or when the Company retains the contractual rights to receive cash flows and assumes the obligation to pay them to one or more parties.

4.6	Financial liabilities

4.6.1	Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. Eolo recognizes all financial liabilities initially at fair value on the date of acceptance or contracting of the liability, plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company’s financial liabilities include notes and accounts payable, and accrued expenses.

4.6.2	Subsequent measurement of notes and accounts payable, and accrued expenses

After initial recognition, these financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company recognizes gains or losses in the statement of comprehensive income when the financial liability is derecognized as well as through the amortization process.

4.6.3	Derecognition

Financial liabilities are derecognized when the obligation has been paid, cancelled or expires. When a financial liability is replaced by another, the Company derecognizes the original and recognizes a new liability. Differences that may result from these financial liability replacements are recognized through profit or loss when incurred.

4.7	Inventory

4.7.1	Spare parts inventory

Inventories are valued at the lower of cost and net realizable value on a weighted average basis.

4.7.2	Certified Emission Reductions (CERs)

The Company recognizes CERs in accordance with IAS 2 Inventory because they are held for sale in the ordinary course of business. CERs are measured, initially and subsequently, at fair value.

4.8	Property, plant and equipment

Property, plant, and equipment are stated at acquisition cost less accumulated depreciation and losses due to impairment, if any. These costs include the cost of replacing the components of plant or equipment when the cost is incurred, if it meets the requirements for recognition. Depreciation and those disbursements for repair and maintenance which do not meet the conditions for recognition as assets are recognized as expenses in the year in which they are incurred.

Depreciation is calculated on a straight-line basis over the useful life of each type of asset. The remaining value of the depreciating assets, the estimated useful life, and depreciation methods are periodically reviewed by Management and adjusted when necessary, at the end of each financial year. The estimated useful lives for productive assets is established by the Company as the difference between the date from which the assets are available for their intended use and the power purchase agreement expiration date or the assets’ own estimated useful life, whichever is shorter.

A breakdown of estimated useful lives is as follows:

Useful life
Buildings	20 years
Machinery and equipment (primarily wind turbines)	20 years
Furniture and equipment	2-5 years
Vehicles	5-8 years

Construction and installation costs are charged to temporary accounts and subsequently transferred to the respective asset accounts once the works are completed. These works in process include all disbursements directly related to the design, development and construction of buildings and others, plus financial costs attributable to the works.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

A component of property, plant, and equipment is derecognized when it is sold or when the Company does not expect future economic benefits from its use. Any loss or gain from the disposal of the asset, calculated as the difference between the net carrying amount and the sales proceeds, is recognized in income in the year in which it occurs.

4.9	Intangible assets

Intangible assets acquired separately are measured initially at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, as necessary. The Company records the intangible assets generated internally as expenses in the year in which they are incurred, except for development costs that are capitalized.

The useful lives of intangible assets are assessed to be either finite or indefinite. Eolo only has intangible assets with finite useful lives, which are amortized under the straight-line method over the assets’ estimated useful lives, which are periodically reviewed by Management.

Gains or losses from the derecognition of an intangible asset are determined by the Company as the difference between the proceeds from sale or disposal and the net carrying amount of the intangible asset, recognizing them in the results of the year in which they are incurred.

4.9.1	Research and development costs

Research costs are expensed as incurred.

Development activities involved a plan or design for the construction of new wind power generation projects. An intangible asset arising from the development phase of a project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the asset so that it will be available for use or sale; its intention to complete the asset and use it or sell it; its ability to use or sell the asset; how the intangible asset will generate probable future economic benefits; the availability of adequate technical and financial resources to complete the development and to use or sell the asset, and its ability to reliably measure the expenditure attributable to the intangible asset during its development.

The useful life for intangible assets arising development costs is determined based on the PPA term of 20 years and amortization occurs on a straight-line basis.

4.9.2	Land usufruct rights

Land usufruct rights relate to the non-refundable prepayment made by Eolo to third parties to be able to occupy the farms where the Project is located (Note 20.2). The useful life assigned to these rights corresponds to 20 years in accordance with the PPA term, and amortization occurs on a straight-line basis.

4.9.3	Software

Software represents the cost of accounting software licenses. Software is amortized over a useful life between one and three years, on a straight-line basis.

4.10	Impairment of non-financial assets

The Company assesses the carrying amounts of its non-financial assets at each reporting date to determine reductions in value when events or circumstances indicate that recorded values may not be recovered. If any indication exists, and the carrying amount exceeds the recoverable amount, the Company measures the assets or cash-generating units at their recoverable amounts, defined as the higher of fair value less costs to sell and its value in use. Resulting adjustments are recorded in the results of the year in which they are determined.

4.11	Revenue recognition

The Company measures its revenue from ordinary activities using the fair value of the benefit received or to be received, derived from revenue.

4.11.1	Revenue from energy sales

Revenue from energy sales is recognized in the period in which energy is delivered to the Company´s customers. Revenue from the electricity generating capacity is recognized in the period in which such capacity is made available to Company customers in conformity with the terms specified in the Power Purchase Agreements. No revenue is recognized if there are significant uncertainties regarding recovery of the amount or its associated costs.

4.11.2	Interest income from financial instruments

Revenue arising from financial instruments is recognized in relation to the passage of time, calculated over the average monthly balances for the invested principal, applying the effective interest method. Interest income is included in finance income in the statement of comprehensive income.

4.12	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. Borrowing costs include interest, exchange differences and other borrowing costs. Borrowing costs that do not meet the criteria for capitalization are recorded in the results of the year in which they are incurred.

4.13	Benefits for termination of employment contracts

The post-employment benefits liability is recognized by the Company in the period results to cover the payment of the seniority premium for personnel who resign, retire or are dismissed without cause, which is required by Nicaragua’s Labor Code as follows: one month of salary for each year worked for the first three years of service, and twenty days of salary for each additional year. However, no compensation shall be less than one month or greater than five months of salary. Eolo records a liability on a monthly basis to cover future disbursements for this concept. The Company has not established a pension benefit plan after retirement.

4.14	Taxes

The Company offsets its current and deferred tax assets with current and deferred tax liabilities, respectively, if a legally enforceable right exists to set off the amounts recognized before the same taxation authority and when it has the intention to liquidate them for the net amount or to realize the asset and settle the liability simultaneously.

4.14.1	Current income tax

The Company calculates income tax by applying adjustments from certain items, affected by or subject to income tax, in conformity with current tax regulations. Current tax, corresponding to present and prior periods, is recognized by the Company as a liability to the extent that it is not settled. If the amount already paid, which corresponds to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

The Company recognizes current income tax related to items of other comprehensive income directly in these items and not in the results of the period.

4.14.2	Deferred income tax

Deferred income tax is determined by applying the liability method to all temporary differences existing between the asset, liability, and net equity tax base and the amounts recorded for financial purposes as of the date of the statement of financial position. Deferred income tax is calculated using the tax rate expected to apply on the period when the asset is realized or the liability is settled. Deferred tax assets are recognized only when there is reasonable probability of their realization.

The carrying amount of deferred income tax assets is reviewed on the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Likewise, on the closing date of each financial period, the Company reassesses the unrecognized deferred tax assets to the extent that it is probable that future taxable income will allow the deferred tax assets to be recovered.

Deferred taxes related to items of other comprehensive income are recognized directly in those items and not in the results of the period.

4.14.3	Sales tax

Revenue from sales is recorded by the Company net of sales tax, and a liability is recognized in the statement of financial position for the related sales tax amount. Expenses and assets acquired are recorded by the Company net of sales tax if the tax authorities credit these taxes to the Company, recognizing the accumulated amount receivable in the statement of financial position. When the sales tax incurred is not recoverable, the Company includes it within the expense or asset, as applicable.

4.15	Operating leases

The Company holds lands for the Project under lease agreements with third parties. Leases in which the Company, as lessee, does not substantially retain all risks and benefits incidental to asset ownership are considered operating leases. Payments on these leases, according to rates established in the respective contracts, are recognized as expenses over the lease term.

4.16	Significant accounting judgments, estimates, and assumptions

Financial statement preparation requires Management to make judgments, estimates and assumptions affecting reported amounts of revenue, expenses, assets and liabilities, and to disclose contingent liabilities as of the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that require an adjustment to the carrying amount of the asset or liability affected in future periods.

4.16.1	Judgments

In applying the Company’s accounting policies, management has used the following judgment, apart from those implied in the estimates, which has an effect on the amounts recognized in the financial statements:

Operating	leases

The Company’s commercial activities include the lease of land on which the Project was established. Based on an evaluation of the terms and conditions of the signed lease contracts, the Company has determined that it does not retain the risks and rewards of the leased properties; therefore, it has classified the lease contracts as operating leases.

Development	costs

The Company capitalizes development costs for a project in accordance with the accounting policy. Initial capitalization of costs is based on management’s judgment that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits.

4.16.2	Estimates and assumptions

The main assumption related to future events and other sources of estimates subject to variations as of the reporting date, which due to their nature carry a risk of causing adjustments to the asset and liability amounts in next year’s financial statements, is presented below:

Impairment of non-financial assets

The Company estimates that there are no indicators of impairment for any of its non-financial assets as of the reporting date.

5.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, as of December 31, 2014 are disclosed below. The Company intends to adopt these standards, if applicable to its activities, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. IFRS 14 is effective for annual periods beginning on or after January 1, 2016.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Annual improvements from the 2010-2012 and 2011-2013 Cycles

The following list of improvements to standards is effective from July 1, 2014:

-	IFRS 2 Share-based Payment. This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions.

-	IFRS 3 Business Combinations. The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

-	IFRS 3 Business Combinations. The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that: a) joint arrangements, not just joint ventures, are outside the scope of IFRS 3; and b) this scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

-	IFRS 8 Operating Segments. The amendments are applied retrospectively and clarifies that: a) an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”; and b) the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

-	IFRS 13 Fair Value Measurement. The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

-	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. IAS 24 Related Party Disclosures.

-	IAS 24 Related Party Disclosures. The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

-	IAS 40 Investment Property. The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination.

The Company has not yet evaluated the impact that the aforementioned new accounting standards will have on its financial statements.

6.	Cash and restricted cash

	2014	2013

Unrestricted cash:
Banks	$961,156	$4,086,509
Petty cash	—	2,402

	$961,156	$4,088,911

Restricted cash in banks:
Current	$5,202,845	$6,988,114
Non-current	5,373,044	4,879,867

	$10,575,889	$11,867,981

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

Cash balances for US$10,575,889 and US$11,867,981 as of December 31, 2014 and 2013, respectively, are restricted under the financing documents between Eolo and the Lenders (Note 12). Under the terms of its debt agreements, the Company has a series of restricted bank accounts both “on-shore” in Nicaragua, and also off-shore. Cash receipts from operations are initially deposited directly into these restricted accounts and then based on contractually agreed provisions are allocated into a series of sub-accounts, restricted for specific operational and other purposes including, but not limited to, construction, debt service, major maintenance, insurance, and shareholders distributions. Except as expressly provided in those debt agreements, the restricted bank accounts are under the control of a trustee and the Company has the right to withdraw or transfer funds only as expressly provided in those debt agreements.

7.	Accounts receivable

	2014	2013
Distribuidora de Electricidad del Sur, S.A. (Dissur)	$2,488,061	$1,961,102
Distribuidora de Electricidad del Norte, S.A. (Disnorte)	2,488,061	1,961,102
Advance payments to vendors	148,618	22,934
Others	8,908	1,232

	$5,133,648	$3,946,370

The outstanding balances due from Dissur and Disnorte correspond to trade receivables for the sale of electric power. Terms of these accounts receivable extend to 30 days from the corresponding invoice’s issue dates; are not subject to early-payment discounts, and do not generate interest except for late charges. As of December 31, 2014 and 2013 receivable balances were not past due. Based on the collection analysis performed by Management, it has been determined that no impairment existed as of those dates.

8.	Prepaid expenses and other current assets

	2014	2013
Prepaid Project maintenance	$334,372	$1,671,863
CERs	—	27,133
Others	218,256	204,147

	552,628	1,903,143
Less – Non-current portion of the prepaid maintenance	—	(334,373)

	$552,628	$1,568,770

The Engineering, Procurement and Construction agreement with Gamesa Eólica, S.L. (Note 20.3) contemplated a maintenance and repair service fee for the wind park equipment that was prepaid, which was based on US$60,795 per wind turbine for a total of US$2,674,980 that covered the first two years of operations starting on April 1, 2013.

9.	Balances and transactions with related parties

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of the parent company, Globeleq Mesoamerica Energy (Wind) Limited. A breakdown of these balances and the respective terms and conditions is as follows:

	2014	2013

Accounts receivable (current):
Administración de Energías Renovables, S.A.	$—	$997

Notes receivable (non-current):
Globeleq Mesoamerica Energy (Wind) Limited	3,395,540	3,216,257

	$3,395,540	$3,217,254

As explained in Note 1, the Company is controlled Globeleq Mesoamerica Energy (Wind) Limited, which in turn is controlled by Globeleq Holdings (Americas Renewables) Limited. The note receivable from Globeleq Mesoamerica Energy (Wind) Limited originated on May 23, 2012. The note did not bear interest until March 2013 when it was amended to incorporate a fixed interest rate of 6.21% paid semi-annually, is unsecured and full collection of principal shall occur no later than December 31, 2032.

As explained in Note 24, on June 12, 2015 a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser.

A breakdown of transactions performed with related parties is summarized below:

	2014	2013

Globeleq Mesoamerica Energy (Wind) Limited:
Finance income from note receivable	$179,282	$190,416

Administración de Energías Renovables, S.A. (AER):
Professional services related to the construction of the Project (capitalized under property, plant and equipment in 2013)	$602,487	$780,000

CR Operaciones y Mantenimiento, S.A.:
Professional services	$10,576	$—

(*) The Company and AER, a related party under common control, entered into a Management Services Agreement on March 1, 2012 whereby Eolo engaged AER to perform certain management activities such as preparing and maintaining the accounting records, treasury, tax and legal matters, among others. The Agreement is for an indefinite period unless terminated by a party upon written notice to the other party.

Compensation to key management personnel

The Company does not directly incur compensation for key personnel because Administración de Energías Renovables, S.A. provides the required management services, however the allocation of key personnel compensation at Administración de Energías Renovables, S.A. that is attributable to the Company amounts to US$145,401 in 2014 (2013: US $119,239).

10.	Property, plant and equipment

	Buildings	Machinery and equipment	Major spare parts	Furniture and equipment	Vehicles	Construction in progress	Total

Cost:
As of December 31, 2012	$10,148,637	$67,834,807	$895,712	$81,556	$92,174	$—	$79,052,886
Additions	105,792	176,269	—	52,133	3,500	—	337,694
Retirements	—	—	—	(8,996)	—	—	(8,996)

As of December 31, 2013	10,254,429	68,011,076	895,712	124,693	95,674	—	79,381,584
Additions	—	114,508	—	10,988	—	60,000	185,496
Retirements	—	(10,751)	—	—	—	—	(10,751)

As of December 31, 2014	$10,254,429	$68,114,833	$895,712	$135,681	$95,674	$60,000	$79,556,329

Accumulated depreciation:
As of December 31, 2012	$42,286	$272,869	$—	$21,310	$8,065	$—	$344,530
Depreciation	509,744	3,288,341	—	40,292	11,838	—	3,850,215
Retirements	—	—	—	(6,329)	—	—	(6,329)

As of December 31, 2013	552,030	3,561,210	—	55,273	19,903	—	4,188,416
Depreciation	512,721	3,299,017	—	27,318	12,222	—	3,851,278
Retirements	—	(3,603)	—	—	—	—	(3,603)

As of December 31, 2014	$1,064,751	$6,856,624	$—	$82,591	$32,125	$—	$8,036,091

Carrying amounts:
As of December 31, 2012	$10,106,351	$67,561,938	$895,712	$60,246	$84,109	$—	$78,708,356

As of December 31, 2013	$9,702,399	$64,449,866	$895,712	$69,420	$75,771	$—	$75,193,168

As of December 31, 2014	$9,189,678	$61,258,209	$895,712	$53,090	$63,549	$60,000	$71,520,238

The agreement with Empresa Nacional de Transmisión Eléctrica of Nicaragua (Enatrel), the Nicaraguan public transmission company, contemplates the transfer of certain components of the substation built by the Company to Enatrel, who will reimburse Eolo for the cost of such components. Eolo had communicated to Enatrel that the costs associated with the elements to be transferred are US$3,215,684. Enatrel, however, has not notified Eolo of the acceptance of this amount. Eolo will continue to classify the substation as property, plant and equipment until an agreement between the two parties is reached because the substation is being used in its own operations.

The Company has recognized a decommissioning provision related to its wind farm as described in Note 15.

11.	Intangible assets

	Development costs a/	Land usufruct rights b/	Software c/	Total

Cost:
As of December 31, 2012	$2,668,578	$900,000	$11,790	$3,580,368
Additions	—	—	2,153	2,153

As of December 31, 2013	2,668,578	900,000	13,943	3,582,521
Additions	—	—	3,219	3,219

As of December 31, 2014	$2,668,578	$900,000	$17,162	$3,585,740

Accumulated Amortization:
As of December 31, 2012	$11,119	$26,250	$1,272	$38,641
Amortization	133,429	45,000	6,770	185,199

As of December 31, 2013	144,548	71,250	8,042	223,840
Amortization	133,429	45,000	5,990	184,419

As of December 31, 2014	$277,977	$116,250	$14,032	$408,259

Carrying amounts:
As of December 31, 2012	$2,657,459	$873,750	$10,518	$3,541,727

As of December 31, 2013	$2,524,030	$828,750	$5,901	$3,358,681

As of December 31, 2014	$2,390,601	$783,750	$3,130	$3,177,481

a/	Project development costs mainly include a fee of US$2,500,000 paid in 2012 to Globeleq Mesoamerica Energy (Wind) Limited, EOLO’s parent company, for certain services such as the negotiation of the letter of agreement with Gamesa Eólica, S.L. (the wind park’s constructor), negotiation of the non-recourse project finance with lenders, and the negotiation of the political risk insurance policy for the Project. Amortization of development costs began in December 2012 when the Project started selling energy and the amortization period is 20 years based on the PPA term.

b/	Land usufruct rights relate to the land where the Project is located and are amortized over a 20-year period.

c/	Software is amortized over a two-year period.

12.	Notes and loans payable

To finance the development, construction and completion of the Project, the Company entered into four loan agreements on April 20, 2012 for a total aggregate principal amount up to US$91,500,000. Notes and loans payable are denominated in US dollars and were as follows:

	Interest rate prevailing on
	December 31	December 31
	2014	2013	2014	2013
Nederlandse Financierings-Maatschappij Voor Ntwikkelingslanden N.V. (FMO Senior)	7.28%	7.53%	$26,758,615	$27,592,710
Société de Promotion et de Participation pour la Coopération Économique (PROPARCO)	7.21%	7.34% - 8.27%	25,325,117	26,114,530
Deutsche Investitions-und Entwicklungsgesellschaft MBH (DEG)	8.17%	8.42%	23,891,620	24,636,349
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO Subordinated)	12.50%	12.50%	11,471,796	11,844,540

Principal			87,447,148	90,188,129
Less – Deferred finance costs			(3,611,031)	(4,058,992)

			83,836,117	86,129,137
Less – Maturity of one year or less			(4,395,670)	(2,740,993)

Principal			$79,440,447	$83,388,144

FMO acted as the “Lead Arranger” in the project financing. The provisions of the loans are included in the “Common Terms Agreement”, the “Master Accounts Agreement”, the “Equity Contribution and Share Retention Agreement”, and the four “Loan Agreements”. The loan documents establish affirmative, negative and financial covenants for the Company.

The loans are secured by the Project and all its assets, with Citibank, N.A. acting as offshore security trustee and Banco de América Central, S.A. (BAC) acting as onshore security trustee.

Refer to a discussion of restricted cash conditions under the credit agreement as explained in Note 6 above.

Debt agreements contained the following financial covenants. Breaches in meeting the financial covenants would permit the lenders to immediately call loans and borrowings.

Distribution requirements

Debt service coverage ratio (historical)	Senior: 1.20x
Total: 1.15x

Debt service coverage ratio (projected)	Senior: 1.30x
Total: 1.15x

Debt to equity ratio ( + definition)	70:30:00

Senior debt divided by: Capital + RE + sub debt + intangibles + $8,577,282 + $3,000,000 (until 30/6/2016)
Financial maintenance covenants

Debt service coverage ratio	Same as above (only historical)

Debt to equity ratio	Same as above

As of December 31, 2014, the Company was in compliance with these restrictive covenants.

As of December 31, 2014 accrued interest and fees payable on the loan agreements amount to US$318,268 (December 31, 2013: US$342,403).

A summary of the maturities of the long-term notes and loans payable as of December 31, is presented below:

	2014	2013
December 31, 2015	$—	$4,395,670
December 31, 2016	5,279,973	5,279,973
December 31, 2017	6,072,199	6,072,199
December 31, 2018	6,254,368	6,254,368
December 31, 2019 and thereafter	65,444,938	65,444,926

	83,051,478	87,447,136
Less – Deferred finance cost	(3,611,031)	(4,058,992)

	$79,440,447	$83,388,144

13.	Accounts payable

Maturity terms for accounts payable with third-party vendors for US$684,174 as of December 31, 2014 (2013: US$265,987) extend up to 30 days from the corresponding invoices’ issue dates, are not subject to any discounts for early payment and do not generate interest except for late charges.

14.	Accrued expenses and other accounts payable

	2014	2013
Sales tax	$282,535	$705,700
Social security withholdings payable	75,986	46,804
Employee bonus entitlements	40,409	—
Engineering, procurement and construction contract accrual (Note 20.3)	—	504,226
Others	5,179	76,408

	$404,109	$1,333,138

Accrued expenses and other accounts payable are interest free, are not subject to any discount for early payment, do not generate late charges, and their maturity terms are generally less than one year.

Engineering, procurement and construction contract accrual were payables related to of the Project for which contractor invoices had not been received as of December 31, 2013.

15.	Decommissioning provision

The Company has recognized a provision for decommissioning obligations associated with its wind farm. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the site and the expected timing of those costs. Eolo estimates that the decommissioning costs would be realized in 18 years’ time upon the expiration of the PPA. The Company calculates the provision using the discounted cash flow method based on the following assumptions: a) estimated range of cost per wind turbine, and b) discount rate.

The rollforward of the decommissioning and restoration provisions is as follows:

	2014	2013
Balance at beginning of year	$238,184	$270,750
Unwinding of discount and changes in the discount rate	81,544	(32,566)

Balance at year end	$319,728	$238,184

16.	Income tax

The Company is subject to the payment of income tax. Therefore, it annually prepares and files its tax return with the corresponding authorities. The income tax rate in effect for the fiscal years ended December 31, 2014 and 2013 was 30%. The annual income tax shall be subject to a minimum definite payment that shall be made through advance payments equal to 1% of the gross monthly income. The income tax payment shall be the greater of the minimum definite payment or 30% applicable to the taxable base. However, Eolo was granted a seven-year exemption on corporate income taxes starting on November 12, 2012.

The components of the deferred tax assets and liabilities are presented below:

	Statement of Financial Position		Statement of Comprehensive Income
	2014	2013	2014	2013

Deferred tax asset:
Decommissioning provision	$95,918	$71,455	$24,463	$(9,770)

Deferred tax liabitiy:
Property, plant and equipment	(2,664,354)	(1,424,212)	(1,240,142)	(1,240,146)

	$(2,568,436)	$(1,352,757)	$(1,215,679)	$(1,249,916)

17.	Equity

Share capital

As of December 31, 2014 and 2013, the authorized, registered and paid share capital amounts to US$3,000, represented by 60 common shares with a value of C$1,000 each.

As of December 31, 2014 and 2013 the totality of share capital is securing the loan agreements detailed in Note 12.

Contributed capital

Contributed paid-in capital is comprised of additional contributions made by shareholders.

Equity transactions

During the years ended December 31, 2014 capital withdrawals were taken by Company shareholders in the amount of US$12,816,362.

Dividends

Distributions to Company shareholders, including dividends or any reduction of capital, are considered “restricted payments” as per the loan agreements described in Note 12. Therefore, the Company must comply with certain requirements before such distributions can be made.

18.	Costs of operations

	2014	2013
Repair and maintenance of equipment	$1,771,822	$1,059,775
Insurance	810,165	638,487
Professional services	598,305	740,952
Employee compensation	433,712	453,808
Lease of land and equipment	353,827	317,077
Tax and permits	109,379	77,878
Environmental costs	84,937	77,240
Public utilities	81,950	152,601
Travel expenses	81,329	127,575
Donations	58,772	26,454
Certified emission reductions costs	9,670	20,000
Facility and supplies	4,899	8,251
Others	138,157	33,856

	$4,536,924	$3,733,954

19.	General and administrative expenses

	2014	2013
Professional services	$178,714	$221,323
Employee compensation	115,290	120,632
Facility and supplies	22,317	37,587
Travel expenses	16,658	26,130
Public utilities	9,106	16,956
Marketing	9,830	138,675
Others	1,396	342

	$353,311	$561,645

20.	Agreements, commitments and contingencies

20.1	Guarantee deposits

	2014	2013
Distribuidora de Electricidad del Sur, S.A. (Dissur)	$215,625	$215,625
Distribuidora de Electricidad del Norte, S.A. (Disnorte)	215,625	215,625
Empresa Nacional de Transmisión Eléctrica (Enatrel)	58,907	56,407
Others	48,434	9,890

	$538,591	$497,547

In connection with the PPAs signed with Dissur and Disnorte (Note 1) the Company is required to maintain guarantees of compliance with PPAs’ terms. Those guarantees are supported by performance bonds for US$215,625 each that are renewed on an annual basis.

Eolo has provided a performance bond to Enatrel of Nicaragua to guarantee the future payment of the electricity transmission covenant. The bond is renewed on an annual basis and its balance as of December 31, 2014 is US$58,907 (2013: US$56,407).

20.2	Land usufruct and lease agreements

The Company entered into land usufruct agreements with Ganadería El Limón, S.A. and Corporación Ganadera Interamericana, S.A., Nicaraguan entities who allow the Company to develop the Project in their farms, with a total area of approximately 2,200 hectares. The term of the usufruct agreements is for 20 years starting when the Project began commercial operations (December 1, 2012). As compensation, Ganadería El Limón will receive the higher of 0.75% of energy sales or an annual amount of US$55,000, which will increase 3% on an annual basis. Corporación Ganadera Interamericana will receive 2.00% of energy sales. All utility and tax expenses over the farms are assumed by Eolo.

In addition, the Company had to pay a non-refundable amount of US$900,000 to Ganadería El Limón as a security deposit. The Company recognized such payment as an intangible asset, which is amortized in 20 years (Note 11).

The Company also signed lease agreements with Ganadería El Limón and Corporación Ganadera Interamericana over the farms for a period of 10 years that will commence upon finalization of the land usufruct agreements. The rent charge for Ganadería El Limón’s farms will be the higher of 0.75% of energy sales or an annual amount of US$55,000, which will increase by 3% on an annual basis. The rent charge for Corporación Ganadera Interamericana’s farms will be equivalent to 2% of energy sales.

20.3	Wind farm construction and maintenance

The Company entered into an Engineering, Procurement and Construction Agreement with Gamesa Eólica, S.L. through which Gamesa designed, engineered, procured, installed and constructed the wind farm of 44 MW as a turnkey project including the construction and installation of 22 wind turbines. The total contract price amounted to US$78,746,608 and the Company has paid the total amount to Gamesa as of December 31, 2014 (2013: US$78,242,322 with a remaining balance of US$504,226 – Note 14.), which is included under the item of property, plant and equipment in the statement of financial position.

The Company and Gamesa also entered into an Operation and Maintenance Agreement on December 31, 2011 to ensure that the Project will operate as technically designed after its construction. Under this agreement, Gamesa guarantees that the Project will meet an average availability on the turbine equipment of no less than 97% beginning on the second anniversary of the Project’s commissioning completion (April 1, 2015). The maintenance service began in April 2013 and the annual fee is equivalent to US$60,795 per wind turbine, for total of US$1,337,496 a year, which includes the cost of corrective maintenance.

20.4	Contingencies

In January 2014 Eolo was notified by the Municipality of Rivas, Nicaragua, of a tax assessment of property taxes on land and equipment corresponding to the 2013 fiscal period. The property taxes claimed by the Municipality amounts to a total of US$137,321. Eolo has responded that it should not bear those taxes because it does not own the lands (the lands on which the wind farm operates is leased) and its equipment does not fall under the “fixtures” definition of the tax law on which the property taxes are levied. On May 28, 2014, Eolo filed a lawsuit against the Municipality of Rivas at the Contentious Administrative Court. This process is expected to take between one or two years. In the meantime, the Municipality is precluded from enforcing the tax assessment because Eolo rendered a guarantee of US$14,739 as part of the contentious process. The Company, after consultation with its legal advisors, considers that there are strong arguments to revert the tax assessment claimed and that any ultimate payment is not probable. Therefore, as of December 31, 2014 the financial statements do not contain a provision for this matter.

21.	Financial risk management and policies

The Company’s main financial instruments are cash, notes and accounts receivable, notes and loans payable, accounts payable and accrued expenses. The main purpose of these financial instruments is to manage cash flows and raise financing for the Company’s capital needs.

Eolo is exposed to market, credit and liquidity risks. The Company’s senior Management oversees the management of these risks.

21.1	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. The most relevant market risks affecting the Company’s financial statements is the foreign currency risk. The Company is not exposed to interest rate risks as its debt, fully related to the construction of the Project (Note 12) bears fixed interest rates once the Project was completed.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Eolo’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s presentation currency).

The Nicaraguan Cordoba is the main foreign currency used by the Company in its transactions. The Central Bank of Nicaragua is the entity responsible for managing the national banking system and regulating the currency’s parity to other currencies. Buy and sell rates are established by authorized financial institutions, according to market supply and demand. As of December 31, 2014 and 2013, buy and sell rates for US dollars were C$26.59 and C$26.91 (2013: C$25.33 and C$24.12) per $1.00 respectively.

Below is a summary of monetary assets and liabilities in foreign currencies, expressed in US dollars:

	2014	2013

Assets:
Cash	$427,188	$235,058
Accounts receivable	1,227	1,001

	428,415	236,059

Liabilities:
Accounts payable	18,236	34,598
Accrued expenses and other accounts payable	75,610	47,606

	93,846	82,204

Net monetary assets	$334,569	$153,855

Sensitivity analysis:

The effect of a reasonable exchange rate variation between the Cordoba and the US dollar of +5% / -5% on the monetary assets and liabilities as of December 31, 2014 (2013: +5% / -5%), assuming that the remaining variables are held constant, would imply the recognition of gains or losses from exchange rate differences of US$16,643 in 2014 (2013: US$7,718).

21.2 Credit risk

Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions.

Eolo’s sole customers are Disnorte and Dissur. Under the Power Purchase Agreement, credit terms are 30 days, and receivable balances with Disnorte and Dissur are current as of December 31, 2014 and 2013. An impairment analysis is performed at each reporting date on an individual basis for major clients; however an impairment allowance has not been recognized as customers’ balances are not past due.

With regards to credit risk on other financial assets, the maximum exposure to this risk is represented by the balances recorded for each financial asset. Exposure to credit risk is monitored constantly in accordance with the debtors’ payment behavior.

21.3 Liquidity risk

The Company monitors its liquidity on a daily basis, attempting to maintain greater liquid assets than liquid liabilities, considering the maturity of its financial assets. It performs cash flow projections on a periodic basis in order to timely detect potential cash shortages or excesses to support its operations.

The following table summarizes the maturity of the Company’s financial liabilities, based on payment commitments:

As of December 31, 2014:

	0 to 6 months	6 to 12 months	More than 1 year	Total
Accounts payable	$684,174	$—	$—	$684,174
Notes and loans payable	3,956,104	439,566	79,440,447	83,836,117
Accrued interest payable	318,268	—	—	318,268
Accrued expenses	404,109	—	—	404,109
Decommissioning provision	—	—	319,728	319,728

	$5,362,655	$439,566	$79,760,175	$85,562,396

As of December 31, 2013:

	0 to 6 months	6 to 12 months	More than 1 year	Total
Accounts payable	$265,987	$—	$—	$265,987
Notes and loans payable	1,096,393	1,644,600	83,388,144	86,129,137
Accrued interest payable	342,403	—	—	342,403
Accrued expenses	1,333,138	—	—	1,333,138
Decommissioning provision	—	—	238,184	238,184

	$3,037,921	$1,644,600	$83,626,328	$88,308,849

22.	Capital management

The Company’s main objective regarding capital management is to ensure that it maintains a solid credit ratio and healthy financial capital ratios to support its business and maximize profits.

The Company manages its capital structure and timely requests shareholders for any adjustment to this capital considering the economic environment in which the Company operates. To maintain or adjust its capital structure, it may request shareholders for variations to dividends and capital returns previously agreed on, as well as for increases in capital contributions if necessary. These policies had no significant changes in 2014 and 2013.

The Company monitors capital using a gearing ratio, which is net liabilities divided by total equity plus net liabilities. The Company’s policy is to keep the gearing ratio between 50% and 90%. The Company includes within net liabilities, notes and loans payable, accounts payable and accrued expenses, less cash.

The Company is financed through third-party debt and shareholders’ equity. The Company’s capital management is focused on maximizing shareholders’ returns through the optimization of the debt to equity gearing ratio. As of December 31, the Company’s gearing ratio was as follows:

	2014	2013
Notes and loans payable	$83,836,117	$86,129,137
Accounts payable	684,174	265,987
Accrued expenses	404,109	1,333,138
Accrued interest payable	318,268	342,403
Decommissioning provision	319,728	238,184
Less – cash and restricted cash	(11,537,045)	(15,956,892)

Net liabilities	74,025,351	72,351,957
Total equity	8,101,811	14,860,144

Equity and net liabilities	$82,127,162	$87,212,101

Gearing ratio	90%	83%

23.	Fair value of financial instruments

As indicated in Note 21, the Company’s main financial instruments are comprised of cash, notes and accounts receivable, notes and loans payable, accounts payable and accrued expenses. Management believes that the carrying amounts of cash, accounts receivable, and accounts payable approach their fair market value due to their short-term nature.

In evaluating the fair value of loans payable at fixed rates the Company has considered the country risks, market conditions existing both at the date of the loans and those at the statement of financial position dates, and that there are not a significant number of comparable financings in its market. As of December 31, 2014 and 2013 the fair value of the loans, taking into account current market interest rates, are the following:

	Carrying amount		(Level 3) Fair value
	2014	2013	2014	2013
FMO	$26,758,615	$27,592,710	$26,296,130	$27,140,700
DEG	23,891,620	24,636,349	24,559,599	25,442,385
Proparco	25,325,117	26,114,530	24,797,292	25,585,888
FMO Subordinated	11,471,796	11,844,540	12,503,838	12,672,986

	$87,447,148	$90,188,129	$88,156,859	$90,841,959

	Carrying amount		(Level 3) Fair value
	2014	2013	2014	2013
Loan to GME	$3,395,540	$3,216,257	$3,399,090	$3,232,338

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of its financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

-	Level 2: Techniques that use inputs different from quoted prices that are observable for the asset or liability, whether directly or indirectly.

-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The inputs used in the fair value disclosure of loans payable are categorized within Level 3 of the fair value hierarchy.

24.	Subsequent events

On March 23, 2015, the Company declared a cash dividend of US$7,007,000, equivalent to US$0.96 per share.

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The SPA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Inversiones Eólicas de Orosí Dos, S.A.

We have audited the accompanying restated financial statements of Inversiones Eólicas de Orosí Dos, S.A., which comprise the statements of financial position as of December 31, 2014 and 2013, and the related statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Inversiones Eólicas de Orosí Dos, S.A. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of financial statements

As discussed in Note 3.2, the financial statements have been restated for the correction of errors in the accounting for restoration provisions, and the classification of the restricted cash. Also the previously issued financial statements were restated to reflect the change in the current balance of prepaid sales tax to reflect information known to the Company subsequent to the statement of financial position date. This restatement has also resulted in the disclosure of the January 1, 2013 statement of financial position. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young, S.A.

Ernst & Young, S.A.

San Jose, Costa Rica

June 13, 2015

Inversiones Eólicas de Orosí Dos, S.A.

(A Costa Rican Entity)

Statements of Financial Position

As of December 31 2014 and 2013 and January 1, 2013

(expressed in US dollars)

		December 31, 2014	December 31, 2013	January 1, 2013
	Notes	Restated (Note 3.2)

ASSETS
Current assets:
Cash	6	$6,314,132	$5,696,826	$1,103,261
Restricted cash	6	228,323	—	—
Accounts receivable		17,364	20,457	7,385
Prepaid expenses		3,950	—	—
Prepaid sales tax	7	409,626	—	—

Total current assets		6,973,395	5,717,283	1,110,646

Non-current assets:
Prepaid sales tax	7	6,743,445	—	—
Intangible assets	8	99,506,733	18,945,663	—
Project equipment	9	437,595	94,659	—
Derivative financial instruments	10	426,296	—	—
Deferred income tax, net	20	1,529,119	1,597,423	—
Deferred financing costs	11	—	2,354,062	—
Other financial assets		25,660	7,369	220,025

Total assets		$115,642,243	$28,716,459	$1,330,671

LIABILITIES AND EQUITY
Current liabilities:
Notes and loans payable	11	$2,385,238	$130,000	$—
Accounts payable	12	123,044	305,939	981,455
Restoration provision	15	46,959	—	—
Accrued expenses and other accounts payable	13	10,991,136	229,976	37,297
Accrued interest payable	11	693,229	—	—

Total current liabilities		14,239,606	665,915	1,018,752

Non-current liabilities:
Restoration provision	15	187,834	—	—
Notes and loans payable	11	88,634,232	3,414,600	—

Total liabilities		103,061,672	4,080,515	1,018,752

Equity:
Share capital	16	20	20	20
Contributed capital		17,687,469	29,425,953	4,170,545
Accumulated deficit		(5,106,918)	(4,790,029)	(3,858,646)

Total equity		12,580,571	24,635,944	311,919

Total liabilities and equity		$115,642,243	$28,716,459	$1,330,671

The accompanying notes are part of the financial statements.

Inversiones Eólicas de Orosí Dos, S.A.

(A Costa Rican Entity)

Statements of Comprehensive Income

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		2014	2013
	Notes	Restated (Note 3.2)
Construction revenue	8	$94,519,373	$4,752,567
Construction costs	8	93,787,828	4,718,125

Construction margin		731,545	34,442
Research expenses	17	—	2,352,577

Operating costs and expenses:
Cost of operations	18	1,171,107	104,755
General and administrative	19	115,767	91,055
Depreciation and amortization of non-financial assets	9	49,653	345

Total operating costs and expenses		1,336,527	2,548,732

Operating loss		(604,982)	(2,514,290)

Other income (expenses):
Interest income		1,387	—
Change in fair value of derivative financial instruments	10	426,296	—
Exchange rate differences, net		(61,459)	(9,592)
Other expenses		(9,827)	(4,924)

Loss before income tax		(248,585)	(2,528,806)
Income tax	20	(68,304)	1,597,423

Comprehensive loss		$(316,889)	$(931,383)

The accompanying notes are part of the financial statements.

Inversiones Eólicas de Orosí Dos, S.A.

(A Costa Rican Entity)

Statements of Changes in Equity

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		Share capital	Contributed capital	Accumulated deficit	Total equity
	Notes			Restated (Note 3.2)
As of January 1, 2013		$20	$4,170,545	$(3,858,646)	$311,919
Comprehensive loss		—	—	(931,383)	(931,383)
Contributed capital	16	—	25,255,408	—	25,255,408

As of December 31 2013		20	29,425,953	(4,790,029)	24,635,944
Comprehensive loss		—	—	(316,889)	(316,889)
Contributed capital	16	—	5,492,467	—	5,492,467
Capital withdrawn	16	—	(17,230,951)	—	(17,230,951)

As of December 31 2014		$20	$17,687,469	$(5,106,918)	$12,580,571

The accompanying notes are part of the financial statements.

Inversiones Eólicas de Orosí Dos, S.A.

(A Costa Rican Entity)

Statements of Cash Flows

Years ended December 31, 2014 and 2013

(expressed in US dollars)

		2014	2013
	Notes	Restated (Note 3.2)

Operating activities:
Loss before income tax		$(248,585)	$(2,528,806)
Adjustments to reconcile loss before income tax to cash flows from operating activities:
Depreciation expense	9	49,653	345
Finance cost			4,924
Interest income		(1,387)	—
Change in fair value of derivative financial instruments	10	(426,296)	—
Loss on disposal of project equipment		75	—

		(626,540)	(2,523,537)
Changes in operating assets and liabilities:
Accounts receivable		3,093	(13,072)
Prepaid expenses		(3,950)	—
Prepaid sales tax		(7,153,071)	—
Other financial assets		(18,291)	212,656
Accounts payable		(182,895)	(675,516)
Accrued expenses and other accounts payable		10,995,954	192,679

Net cash provided by (used in) operating activities		3,014,300	(2,806,790)

Investing activities:
Additions to intangible assets		(80,561,070)	(15,401,063)
Additions to project equipment	9	(392,664)	(95,004)
Interest income received		1,387	—

Net cash used in investing activities		(80,952,347)	(15,496,067)

Financing activities:
New loans		96,578,999	—
Increase in restricted cash accounts designated for financing activities		(228,323)	—
Loan settlements		(3,414,600)	—
Financing cost paid		(2,642,239)	(4,924)
Borrowing cost		—	(2,354,062)
Contributed capital	16	5,492,467	25,255,408
Capital withdrawn	16	(17,230,951)	—

Net cash provided by financing activities		78,555,353	22,896,422

Net increase in cash		617,306	4,593,565
Cash at beginning of year		5,696,826	1,103,261

Cash at end of year		$6,314,132	$5,696,826

The accompanying notes are part of the financial statements.

Inversiones Eólicas de Orosí Dos, S.A.

(A Costa Rican Entity)

Notes to Financial Statements

December 31, 2014 and 2013

(amounts expressed in US dollars)

1. Corporate information

Inversiones Eólicas de Orosí Dos, S.A. (“Orosí” or “the Company”) was organized as a corporation on August 13, 2008 under the laws of the Republic of Costa Rica. Orosí is domiciled in Quebrada Grande de Liberia, Guanacaste, Costa Rica. The Company is a 100% owned subsidiary of Inversiones Eólicas de Costa Rica, S.A., which in turn is controlled by Globeleq Mesoamerica (Wind) Limited (“GME Wind”) an entity domiciled in Bermuda and Orosí’s ultimate parent is Actis Infrastructure Fund 2LP.

The Company’s main activity relates to the construction and future operation of a 50 megawatt wind farm (“the Project”) in the province of Guanacaste, Costa Rica. On August 1, 2013 Orosí entered into a Power Purchase Agreement (PPA) with Instituto Costarricense de Electricidad (“ICE”) to build, operate and transfer the wind farm, which is comprised of 25 wind turbine generators of 2 megawatts each. Orosí began the Project’s construction in December 2013 and it is expected that energy generation will start during the third quarter of 2015. The approximate total investment in the construction of the Project is US$119 million, and it is being financed with the Company’s own capital and through third-party borrowings (Note 11).

As previously indicated, the PPA with ICE was agreed under the build-operate-transfer (BOT) modality with the following significant terms:

•

The purpose of the PPA is for Orosí to undertake the financing, construction, operation, and maintenance of the wind park. The wind park has to be transferred to ICE free of any and all encumbrances at the end of the PPA period.

•	The PPA period is 20 years, which enter into effect upon notice from ICE of the “Order to Proceed” (a term defined in the PPA), which happened on October 24, 2013.

•

Orosí will generate power under the operational and quality standards established by ICE in the PPA, and has to deliver all power generated to ICE, with the exception of that which is required to supply the power plant’s own needs.

•	The initial tariff is established in the PPA and a portion is adjusted for inflation on a semi-annual basis.

On November 22, 2013 the Company signed a turnkey Engineering, Procurement and Construction agreement (“EPC”) with Gamesa Wind US LLC (“Gamesa”) by which Gamesa, as the main sub-contractor, committed to design, engineer, manufacture, procure, install, start-up, construct and test the wind farm. The total EPC price is US$97,220,640, including subsequent change orders for a net amount of USD$1,500,000. The EPC contract includes design-defect and performance warranties in favor of Orosí which are supported by a stand-by letter of credit for US$14,358,096.

The Company does not have traded debt or equity in the public markets. The accompanying financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 25.

2. Law on Autonomous or Parallel Generation of Electric Power

The Company is bound to the Costa Rican Law N° 7200 dated September 28 1990, and the amendments thereto through Law N° 7508 of 30, April 1995, which define autonomous or parallel generation of electric power as energy produced by limited capacity power plants owned by private companies or cooperatives that can be integrated into the national electric power grid.

3. Basis of preparation of the financial statements

3.1 Statement of compliance

The Company’s financial statements as of December 31, 2014 and 2013 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Company’s financial statements as of December 31, 2014 were first approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on January 8, 2015, and were subsequently approved by the Company’s shareholders. The accompanying restated financial statements have been prepared for use in a securities filing in connection with the acquisition of the Company as explained in Note 25. They have also been restated for the correction of certain errors as explained in Note 3.2 below. The Company’s Chief Executive Officer and Chief Financial Officer approved these financial restated statements for issuance on June 13, 2015 and subsequent events have been considered through that later date.

3.2 Restatement of financial statements

During its preparation of the accompanying restated financial statements for the purpose described in Note 3.1, the Company identified certain accounting errors that are being retrospectively corrected herein. They are explained as follows:

•

The Company previously accounted for restricted cash as a component of cash in its statement of cash flows. It has corrected that classification to now exclude those amounts. The Company also modified the current versus non-current classification of restricted cash to correspond with contractual terms.

•

The Company has identified the need for a restoration provision in the accompanying financial statements given obligations that it believes exist under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Disclosure of such provision is presented in Note 15.

•

The Company has also retrospectively adjusted the current and non-current classification of prepaid sales taxes to reflect information existing as of the date of the re-approval of these restated financial statements.

•	The aforementioned matters have an impact on deferred income tax.

•	Certain accounting disclosures have been expanded from those previously presented.

These corrections have impacted the accompanying financial statements as follows (amounts in US dollars):

	Balance as of or for the year ended December 31, 2014 as previously reported	Retro- spective adjust- ments	Balance as of or for the year ended December 31, 2014 as restated	Balance as of or for the year ended December 31, 2013 as previously reported	Retro- spective adjust- ments	Balance as of or for the year ended December 31, 2013 as restated	Balance as of January 1, 2013 as previously reported	Retro- spective adjust- ments	Balance as of January 1, 2013 as restated

Statement of financial position:
Current assets	8,186,361	(1,212,966)	6,973,395	5,717,283	—	5,717,283	1,110,646	—	1,110,646
Non-current assets	107,150,651	1,518,197	108,668,848	21,401,753	1,597,423	22,999,176	220,025	—	220,025

Total assets	115,337,012	305,231	115,642,243	27,119,036	1,597,423	28,716,459	1,330,671	—	1,330,671

Current liabilities	14,192,647	46,959	14,239,606	665,915	—	665,915	1,018,752	—	1,018,752
Non-current liabilities	88,634,232	187,834	88,822,066	3,414,600	—	3,414,600	—	—	—

Total liabilities	102,826,879	234,793	103,061,672	4,080,515	—	4,080,515	1,018,752	—	1,018,752

Equity	12,510,133	70,438	12,580,571	23,038,521	1,597,423	24,635,944	311,919	—	311,919

Statement of comprehensive income:
Revenues	94,519,373	—	94,519,373	4,752,567	—	4,752,567
Operating expenses	94,767,958	—	94,767,958	7,281,373	—	7,281,373

Loss before income taxes	(248,585)	—	(248,585)	(2,528,806)	—	(2,528,806)
Income taxes	(138,742)	70,438	(68,304)	—	1,597,423	1,597,423

Comprehensive loss	(387,327)	70,438	(316,889)	(2,528,806)	1,597,423	(931,383)

Statement of cash flows:
Cash flows from operating activities	2,779,507	234,793	3,014,300	(5,160,852)	2,354,062	(2,806,790)
Cash flows from investing activities	(80,717,554)	(234,793)	(80,952,347)	(15,500,991)	4,924	(15,496,067)
Cash flows from financing activities	78,783,676	(228,323)	78,555,353	25,255,408	(2,358,986)	22,896,422
Cash at beginning of year	5,696,826	—	5,696,826	1,103,261	—	1,103,261

Cash at end of year	6,542,455	(228,323)	6,314,132	5,696,826	—	5,696,826

3.3 Basis of valuation and presentation currency

The financial statements as of December 31, 2014 and 2013 were prepared on a historical cost basis, except for certain items that are measured in accordance with the accounting policies described in Note 4. The financial statements are expressed in US dollars (US$ or $).

3.4 Changes in accounting policies

The accounting policies adopted by the Company to prepare its financial statements as of December 31, 2014 are consistent with those used to prepare its financial statements as of December 31, 2013.

The Company adopted for the first time the following amendments to standards and interpretations, which are effective for annual periods beginning on or after January 1, 2014. These amendments and interpretations had no material impact on the Company’s financial statements as of December 31, 2014.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.

Offsetting Financial Assets and Financial Liabilities–Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively.

Novation of Derivatives and Continuation of Hedge Accounting–Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21.

Recoverable Amount Disclosures for Non-Financial Assets–Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash generating units for which impairment loss has been recognized or reversed during the period.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at January 1, 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements.

4. Summary of significant accounting policies

4.1 Currency and foreign currency transactions

4.1.1 Functional and presentation currency of the financial statements

Orosí adopted the US dollar ($) as the functional and presentation currency since it better reflects the events and transactions performed by the Company. Adoption of the US dollar as functional currency was based on the following facts: that the capital was contributed in US$ dollars, capital expenditures were mostly paid in said currency, future revenue from energy will be earned in dollars, debt obligations are denominated in dollars, capital contributions are made in dollars, and certain operating costs and expenses are also incurred in that currency. Information relating to exchange regulations and rates is included in Note 22.

Considering that the accounting records are kept in Costa Rican colons (¢), and that the US dollar was adopted as the functional currency, assets and liabilities denominated in foreign currency were translated into the financial statements’ functional currency using the exchange rate ruling on the date of the statement of financial position. Non-monetary items measured on a historical cost basis were converted on the date of the statement of financial position using the exchange rate ruling on the original transaction date. Income and expenses are converted at the exchange rate in effect on the transaction date.

4.1.2 Transactions in foreign currency

Transactions in foreign currency, any currency other than the functional currency, are recorded at the exchange rate ruling on the transaction date. In determining its financial position and income, the Company appraises and adjusts its assets and liabilities denominated in foreign currency at the exchange rate ruling on the date of this valuation and determination. Exchange differences resulting from the application of these procedures are recognized in the results of the period in which they occur.

4.2 Cash

Cash is comprised of cash on-hand and in banks.

4.3 Restricted Cash

Restricted bank account balances are not considered either unrestricted cash balances or cash equivalent balances for the purpose of the statement of cash flows. They are presented in the accompanying statements of financial position as “restricted cash”, and are presented as current or non-current assets given management’s expectation that they will be withdrawn for their defined purposes within the coming twelve-month period or otherwise. Net changes in such restricted cash balances are classified as a financing activity in the statement of cash flows based on the requirement for them under the debt agreements.

4.4 Financial instruments

The valuation of the Company’s financial instruments is determined using the fair value or amortized cost method, as defined below:

Fair value—The fair value of a financial instrument negotiated in an organized financial market is determined using as reference the prices quoted in that financial market for negotiations performed as of the date of the statement of financial position. For financial instrument for which there is no active financial market, the fair value is determined using valuation techniques.

Amortized cost—The amortized cost is calculated using the effective interest method less any allowance for impairment. The calculation takes into consideration any award or discount in the acquisition and includes the transaction costs and fees which are an integral part of the effective interest rate.

These techniques include recent market transactions between interested, fully informed parties who act independently; references to the fair value of other substantially similar financial instrument; and discounted cash flows or other valuation models.

4.5 Financial assets

4.5.1 Initial recognition and measurement of financial assets

Financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. The Company only has accounts receivable and derivate financial instruments, which are described in Note 4.6.

The Company initially recognizes all of its financial assets at fair value plus costs directly attributable to the transaction, except for financial assets valued at fair value through changes in profit or loss in which these costs are not considered.

The Company recognizes the purchase or sale of financial assets on the date of each transaction, which is the date on which the Company commits to buy or sell a financial asset.

4.5.2 Subsequent measurement of accounts receivable

Accounts receivable are non-derivative financial assets with fixed or determined payments that are not quoted in active markets, and are initially recognized at the corresponding invoiced amounts. After initial recognition, notes and accounts receivable are recorded by the Company at amortized cost using the effective interest rate method less the allowance for impairment. Gains or losses are recognized in results when the accounts receivable are derecognized or impaired, as well as through the amortization process.

4.5.3 Impairment of financial assets

The Company assesses on the date of the statement of financial position whether there is any objective evidence that a financial asset or group of assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the financial asset, and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows due to defaults on contracts.

Impairment of financial assets recorded at amortized cost

When the Company determines that it has incurred in an impairment loss in the value of its financial assets carried at amortized cost, it estimates the loss amount as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate; it deducts the loss from the asset’s carrying amount and recognizes such loss in the results of the year in which it occurs. If, in a subsequent period, the amount of the loss due to impairment decreases and may be objectively related to an event subsequent to the recognition of impairment, the impairment loss is reversed. Once the reversal is recorded, the carrying amount of the financial asset cannot exceed the original amortized amount. The amount of the reversal is recognized in the results of the year in which it occurs.

4.5.4 Derecognition of financial assets

Financial assets are derecognized by the Company when the rights to receive cash flows from the asset have expired, or when the financial asset is transferred along with its inherent risks and benefits and contractual rights to receive cash flows from the asset are surrendered, or when the Company retains the contractual rights to receive cash flows and assumes the obligation to pay them to one or more parties.

4.6 Financial liabilities

4.6.1 Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. Orosí recognizes all financial liabilities initially at fair value on the date of acceptance or contracting of the liability, plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company’s financial liabilities include notes and accounts payable and accrued expenses.

4.6.2 Subsequent measurement of notes and accounts payable, and accrued expenses

After initial recognition, these financial instruments are subsequently measured at amortized cost using the effective interest method. The Company recognizes gains or losses in the statement of comprehensive income when the financial liability is derecognized as well as through the amortization process.

4.6.3 Derecognition

Financial liabilities are derecognized when the obligation has been paid, cancelled or expires. When a financial liability is replaced by another, the Company derecognizes the original and recognizes a new liability. Differences that may result from these financial liability replacements are recognized through profit or loss when incurred.

4.7 Derivative financial instruments and hedge accounting

4.7.1 Initial recognition and subsequent measurement

The Company uses derivative financial instruments, interest rate caps, to hedge the risk of interest rate fluctuations, and does not hold or issue derivative financial instruments for trading purposes. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is obtained, and are subsequently re-measured at fair value.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The fair value of an interest rate cap is the estimated amount that the Company would receive or pay to terminate the cap on the date of the statement of financial position, taking into account current interest rates and the payment capacity of the counterparties.

Changes in fair value of the Company’s derivative financial instruments that qualify for hedge accounting are recognized as follows: changes in the time value of instruments and any ineffectiveness are taken directly to the income statement while changes in the intrinsic value are recognized as part of other comprehensive income.

For hedge accounting purposes, the Company’s interest rate caps are classified as cash flow hedges. At the beginning date of a hedge agreement, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on a quarterly basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are recorded as follows: a) the effective portion of the gain or loss on the hedging instrument is recognized directly in equity, within other comprehensive income, while any ineffective portion is recognized immediately in the income statement; b) amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then the hedge accounting is discontinued. The cumulative gain or loss previously recognized in equity remains there until the forecast transactions occurs.

4.7.2 Current versus non-current classification

Derivative instruments that are designated as hedges, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

4.8 Project equipment

Project equipment is stated at acquisition cost less accumulated depreciation and losses due to impairment, if any. These costs include the cost of replacing the components of project equipment when the cost is incurred, if it meets the requirements for recognition. Depreciation and those disbursements for repair and maintenance which do not meet the conditions for recognition as assets are recognized as expenses in the year in which they are incurred.

Depreciation is calculated on a straight-line basis over the useful life of each type of asset. The remaining value of the depreciating assets, the estimated useful life, and depreciation methods are periodically reviewed by Management and adjusted when necessary, at the end of each financial year. The estimated useful lives for productive assets is established by the Company as the difference between the date from which the assets are available for their intended use and the power purchase agreement expiration date or the assets’ own estimated useful life, whichever is shorter.

A breakdown of estimated useful lives is as follows:

Useful life
Machinery and equipment (primarily wind turbines)	20 Years
Furniture and equipment	5-10 years
Vehicles	10 years

A component of project equipment is derecognized when it is sold or when the Company does not expect future economic benefits from its use. Any loss or gain from the disposal of the asset, calculated as the difference between the net carrying amount and the sales proceeds, is recognized in income in the year in which it occurs.

4.9 Intangible assets

Intangible assets acquired separately are initially measured at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, as necessary. The Company records as expenses the intangible assets generated internally in the year in which they are incurred, except for development costs that are capitalized.

The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets have finite useful lives only. Intangible assets with finite lives are amortized under the straight-line method over the assets’ estimated useful lives, which are periodically reviewed by the Company. Expenses for the amortization of intangible assets are recognized in the income statement of the year in which they are incurred.

Gains or losses from the derecognition of an intangible asset are determined by the Company as the difference between the proceeds from sale or disposal and the net carrying amount of the intangible asset, recognizing them in the results of the year in which they are incurred.

4.9.1 Research and development costs

Research costs are expensed as incurred.

Development activities involved a plan or design for the construction of new wind power generation projects. An intangible asset arising from the development phase of a project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the asset so that it will be available for use or sale; its intention to complete the asset and use it or sell it; its ability to use or sell the intangible asset; how the intangible asset will generate probable future economic benefits; the availability of adequate technical and financial resources to complete the development and to use or sell the asset, and its ability to reliably measure the expenditure attributable to the asset during its development. Useful life for intangible assets arising development costs is determined based on the PPA term and amortization occurs on a straight-line basis.

4.9.2 Service concession arrangement

The Company, as operator under the PPA, recognizes an intangible asset equivalent to the consideration receivable for the construction of the wind farm (Note 8). This recognition is based on the premises of IFRIC Interpretation 12 Service Concession Arrangements by which Orosí does not have an unconditional contractual right to receive cash or another financial asset in return for the public service provided.

During the construction phase of the Project, the intangible asset is comprised of advances made to sub-contractors as well as the construction revenue for the construction services performed by Orosí, which are measured in accordance with International Accounting Standard 11 Construction Contracts. The intangible asset will be amortized over the PPA term once the wind park is available for its intended use.

4.10 Impairment of non-financial assets

The Company assesses the carrying amounts of its non-current assets at each reporting date to determine reductions in value when events or circumstances indicate that recorded values may not be recovered. If any such indication exists, and the carrying amount exceeds the recoverable amount, the Company measures the assets or cash-generating units at their recoverable amounts, defined as the greater of fair value less selling costs or the value in use. Resulting adjustments are recorded in the results of the year in which they are determined.

4.11 Revenue recognition

The Company measures its revenue from ordinary activities using the fair value of the benefit received or to be received, derived from revenue.

4.11.1 Revenue from construction services

The Company records revenue from construction activities using the percentage of completion method, recognizing revenue in relation to the physical progress of the Project.

4.11.2 Interest income from financial instruments

Revenue arising from financial instruments is recognized in relation to the passage of time, calculated over the average monthly balances for the invested principal, applying the effective interest method. Interest income is included in finance income in the statement of comprehensive income.

4.12 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. Borrowing costs include interest, exchange differences and other borrowing costs. Borrowing costs that do not meet the criteria for capitalization are recorded in the results of the year in which they are incurred.

Borrowing costs, including transaction costs, related to notes and loans payable for the financing of qualifying assets under construction are initially recognized as a non-current asset and subsequently reclassified to the balance of notes and loans payable when the funds from the financing have been substantially withdrawn by the Company.

4.13 Benefits for termination of employment contracts

In accordance with Costa Rica’s Labor Code, severance compensations accumulated on behalf of employees shall be reimbursed in the event of death, retirement or unjustified termination. Compensation is determined as 8.33% of average monthly salaries earned by the employee during the last six months of work for each year worked, for a maximum of 8 years. The Company transfers 3% of employees’ monthly salaries to the Complementary Pension Fund established by law.

Any severance paid by the Company during termination in excess of amounts transferred and the definite severance calculated based on the labor rights mentioned is recognized as an expense in the year in which it occurs. Given the limited number of employees, the Company believes that any potential future liability related to current employees is immaterial to the accompanying financial statements.

4.14 Taxes

The Company offsets its current and deferred tax assets with current and deferred tax liabilities, respectively, if a legally enforceable right exists to set off the amounts recognized before the same taxation authority and when it has the intention to liquidate them for the net amount or to realize the asset and settle the liability simultaneously.

4.14.1 Current income tax

The Company calculates income tax by applying adjustments from certain items, affected by or subject to income tax, in conformity with current tax regulations. Current tax, corresponding to present and prior periods, is recognized by the Company as a liability to the extent that it is not settled. If the amount already paid, which corresponds to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

The Company recognizes current income tax related to items of other comprehensive income directly in these items and not in the results of the period.

4.14.2 Deferred income tax

Deferred income tax is determined by applying the liability method to all temporary differences existing between the asset, liability, and net equity tax base and the amounts recorded for financial purposes as of the date of the statement of financial position. Deferred income tax is calculated using the tax rate expected to apply on the period when the asset is realized or the liability is settled. Deferred tax assets are recognized only when there is reasonable probability of their realization.

The carrying amount of deferred income tax assets is reviewed on the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Likewise, on the closing date of each financial period, the Company reassesses the unrecognized deferred tax assets to the extent that it is probable that future taxable income will allow the deferred tax assets to be recovered.

Deferred taxes related to items of other comprehensive income are recognized directly in those items and not in the results of the period.

4.14.3 Sales tax

Revenue from sales is recorded by the Company net of sales tax, and a liability is recognized in the statement of financial position for the related sales tax amount. Expenses and assets acquired are recorded by the Company net of sales tax if the tax authorities credit these taxes to the Company, recognizing the accumulated amount receivable in the statement of financial position. When the sales tax incurred is not recoverable, the Company includes it within the expense or asset, as applicable.

4.15 Significant accounting estimates and assumptions

Financial statement preparation requires management to make judgments, estimates and assumptions affecting reported amounts of revenue, expenses, assets and liabilities, and to disclose contingent liabilities as of the reporting date.

However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

4.15.1 Estimates and assumptions

The main assumptions related to future events and other sources of estimates subject to variations as of the reporting date, which due to their nature carry a risk of causing adjustments to the asset and liability amounts in next year’s financial statements, are presented below:

Revenue recognition for projects in progress

The Company records revenue from construction activities using the percentage of completion method, recognizing revenue in relation to the progress of the Project. This method emphasizes the importance of having accurate estimates of the progress of the works until their completion. Management constantly monitors the estimates involved in these construction activities, and adjusts them when required.

Impairment of non-financial assets

The Company estimates that there are no indicators of impairment for any of its non-financial assets as of the reporting date.

5. Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, as of December 31, 2014 are disclosed below. The Company intends to adopt these standards, if applicable to its activities, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. IFRS 14 is effective for annual periods beginning on or after January 1, 2016.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively.

For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not re-measured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Annual improvements from the 2010-2012 and 2011-2013 Cycles

The following list of improvements to standards is effective from July 1, 2014:

•	IFRS 2 Share-based Payment. This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions.

•

IFRS 3 Business Combinations. The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

•

IFRS 3 Business Combinations. The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that: a) joint arrangements, not just joint ventures, are outside the scope of IFRS 3; and b) this scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

•

IFRS 8 Operating Segments. The amendments are applied retrospectively and clarifies that: a) an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”; and b) the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

•

IFRS 13 Fair Value Measurement. The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

•

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. IAS 24 Related Party Disclosures.

•

IAS 24 Related Party Disclosures. The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

•

IAS 40 Investment Property. The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination.

The Company has not yet evaluated the impact that the aforementioned new accounting standards will have on its financial statements.

6. Cash

	2014	2013
Banks	$6,312,107	$5,696,136
Petty cash	2,025	690

	$6,314,132	$5,696,826

Restricted cash in banks	$228,323	$—

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

The cash balance for US$228,323 as of December 31, 2014 is restricted under the financing documents between Energía Eólica and the Lenders (Note 11). Under the terms of its debt agreements, the Company has a series of restricted bank accounts both “on-shore” in Costa Rica, and also off-shore. Cash receipts from operations are initially deposited directly into these restricted accounts and then based on contractually agreed provisions are allocated into a series of sub-accounts, restricted for specific operational and other purposes including, but not limited to, construction, debt service, major maintenance, insurance, and shareholders distributions. Except as expressly provided in those debt agreements, the restricted bank accounts are under the control of a trustee and the Company has the right to withdraw or transfer funds only as expressly provided in those debt agreements.

7. Prepaid sales tax

As of December 31, 2014, the Company reflects an asset for a total of US$7,153,071 (2013: US$0) in its financial statements which is related to sales taxes paid. Out of this balance, US$7,022,301 relates to taxes for the import of the generation equipment for the Project. The Company filed an application with the Ministry of Treasury to obtain tax exempt purchase orders for the import of the equipment necessary for the Project’s construction. This application, however, was denied. Orosi was therefore forced to pay all of the sales taxes for the imports.

On February 12, 2015 the Company filed a claim against the State of Costa Rica through an ordinary process that would allow for the recovery of these taxes plus interest. In the meantime, the Company will use the taxes paid as tax credits to be offset against taxes collected from the sale of energy. Because the Company believes that it is probable that it will ultimate recover such prepaid sales tax amounts, it has reflected these amounts as a prepaid amount in its financial statements and not as an incremental component of the project construction.

8. Intangible assets

As indicated in Note 4.8.2, the Company accounts for the construction of the wind park under the intangible asset model contemplated in IFRIC 12. Construction of the wind park began in December 2013. The intangible asset balance as of December 31 is as follows:

	2014	2013
Construction revenue during 2014	$94,519,373	$—
Construction revenue during 2013	4,752,567	4,752,567
Restoration Obligation (note 15)	234,793	—
Advances to the wind park sub-contractors	—	14,193,096

	$99,506,733	$18,945,663

Construction costs in the year 2014 associated to revenue amount to US$93,787,828 (2013: US$4,718,125).

As of December 31, 2014 the Company accrues a liability for construction costs of US$10,846,303 (2013: US$0) (Note 13) over completed construction work for which the sub-contractor (Gamesa, Note 21.3) has not yet billed the Company as of that date.

Management has estimated the overall percentage of completion of the Project to be 90% as of December 31, 2014 (2013: 5%). It is also expected that the Project will begin operations by the end of the third quarter 2015. Construction revenue corresponds to construction costs paid to third-party subcontractors plus revenue associated to project management activities performed by the Company.

Finance costs of US$2,349,740 were capitalized in 2014 (2013: US$0) with respect to the Project construction based on an average effective interest rate of 6.18% (2013: 0%) of the corresponding loans obtained to finance construction.

9. Project equipment

	Machinery and equipment	Furniture and equipment	Vehicles	Total

Cost:
As of December 31 2012	$—	$—	$—	$—
Additions	—	95,004	—	95,004

As of December 31 2013	—	95,004	—	95,004
Additions	6,337	138,967	247,360	392,664
Retirements	—	(88)	—	(88)

As of December 31 2014	$6,337	$233,883	$247,360	$487,580

Accumulated depreciation:
As of December 31 2012	$—	$—	$—	$—
Depreciation	—	345	—	345

As of December 31 2013	—	345	—	345
Depreciation	298	26,915	22,440	49,653
Retirements	—	(13)	—	(13)

As of December 31 2014	$298	$27,247	$22,440	$49,985

Carrying amounts:
As of December 31 2013	$—	$94,659	$—	$94,659

As of December 31 2014	$6,039	$206,636	$224,920	$437,595

10. Fair value of derivative instruments

The Company uses an interest rate cap to hedge its variable interest rate exposure of the Company’s loan with BICSA (Note 11). Under the interest rate cap agreement contracted by the Company on February 11, 2014, it pays interest at a variable rate and receives a fixed rate in instances where the variable interest rate is above a given cap rate, both in relation to contracted notional amounts.

This derivative financial instrument has been designated as a hedging instrument and has been assessed to be highly effective as of the date of the financial statements. The fair value of the interest rate cap amounts to US$426,296 as of December 31, 2014 and the change in fair value from inception to that date was a gain for the same amount that is recognized in profit or loss as the instrument was out-of-the money as of that date.

The main characteristics of the cap agreement are as follows:

Effective date	25-Apr-2014
Termination date	25-Oct-2028
Maximum notional amount	US$19,526,000
Fixed cap interest rate	Between 2.50% and 4.75%
Variable interest rate	US Libor—BBA—6 months

11. Notes and loans payable

Notes and loans payable correspond to finance obtained for the purchase of land and easements where the Project is located and for construction costs. A summary of the notes and loans payable, which are denominated in US dollars, as of December 31 is presented below:

	Interest rate	Maturity date	2014	2013
Construction (*):
Export-Import Bank of the United States (“Ex-Im”)	3.94%(**)	October 2031	$52,016,373	$—
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V. (FMO)	Libor+4%(**)	October 2028	14,249,869	—
Banco Internacional de Costa Rica, S.A.	Libor+4%(**)	October 2028	12,090,000	—
Subordinated loan with related parties:
Administración de Energías Renovables, S.A. (Note 14)	11% fixed	April 2033	18,222,757	—
Purchase of land and easements:
Hermanos Ocampo Fernández, S.A.	—	July 2015	130,000	230,000
Corporación Ganadera nteramericana, S.A.	7.5%	April 2015	—	2,088,850
Punta Los Meros, S.A.	10%	March 2016	—	970,000
Hacienda Borinquen, S.A.	—	April 2015	—	225,750
Inversiones Román Ocampo, S.A.	—	Sept. 2014	—	30,000

Principal			96,708,999	3,544,600

Less—Deferred finance costs			(5,689,529)	—

			91,019,470	3,544,600
Less—Maturity of one year or less			(2,385,238)	(130,000)

Long-term notes and payables			$88,634,232	$3,414,600

(*)	The total available principal for the financing of the construction is US$109,147,375, comprised as follows: US$61,147,375 from Ex-Im, US$20,000,000 from BICSA, and US$28,000,000 from FMO. As of December 31 2013, the Company had not made any withdrawals from these credit facilities.

(**)	Interest rate during the construction phase of the Project.

A summary of the maturities of the long-term notes and loans payable is presented below:

	2014	2013
As of December 31 2015	$—	$2,444,600
As of December 31 2016	5,309,490	970,000
As of December 31 2017	3,525,948	—
As of December 31 2018	4,109,184	—
As of December 31 2019 and thereafter	81,379,139	—

	94,323,761	3,414,600
Less—Deferred finance cost	(5,689,529)	—

	$88,634,232	$3,414,600

The provisions of the construction loans are included in the “Common Terms Agreement”, the “Master Security and Account Agreement”, the “Equity Contribution and Share Retention Agreement”, the “Intercreditor Agreement”, the “Security Trust Agreement”, and the three “Loan Agreements”. The loan documents establish affirmative, negative and certain financial covenants for the Company.

The loans for the financing of construction are secured by the Project and all its assets, with Banco BCT, S.A. acting as security trustee and onshore Account Bank. Loans for the purchase of land are secured by a mortgage on said land. These liens were specifically permitted by the grantor of the BOT (ICE), who retains its residual interest through its ability to step into the loans or pay them off to maintain control of the Project in the event that the Company defaults on such obligations.

The aforementioned loan agreements do not contain any financial covenant ratios requiring compliance.

On September 2, 2014 the Company entered into an unsecured subordinated loan agreement with a related party, Administración de Energías Renovables, S.A. Debt payments, including principal and interest, will be made in April and October of each year, from 2015 up to April 2033.

Debt agreements contained the following financial covenants. Breaches in meeting the financial covenants would permit the lenders to immediately call loans and borrowings.

Distribution requirements

Debt service coverage ratio (historical)	1.25x

Debt service coverage ratio (projected)	1.30x

Debt to equity ratio	75:25:00

( + definition)	Senior debt divided by:
Equity excl. (cap)revaluation + SHL + intangibles + [0, $7.5M]

Financial maintenance covenants

Debt service coverage ratio	Same as above

Debt to equity ratio	Same as above

As of December 31, 2014, the Company is in compliance with these restrictive covenants.

As of December 31, 2014 accrued interest on notes and loans payable amounts to US$693,229 (2013: US$0).

Deferred finance costs

Deferred finance costs of US$2,354,062 as of December 31, 2013 related to notes and loans payable for the financing of qualifying assets under construction. These costs were initially recognized as non-current assets and subsequently reclassified to the notes and loans payable balance as the funds from the financing were substantially withdrawn by the Company during 2014.

12. Accounts payable

	2014	2013
Commercial vendors	$123,044	$305,687
Related parties (Note 14)	—	252

	$123,044	$305,939

Maturity terms for accounts payable with commercial vendors extend up to 30 days from the corresponding invoices’ issue dates, are not subject to any discounts for early payment and do not generate interest except for late charges.

13. Accrued expenses and other accounts payable

	2014	2013
Engineering, procurement and construction contract accrual (note 8)	$10,846,303	$—
Others	144,833	229,976

	$10,991,136	$229,976

The engineering and procurement costs accrual for US$10,846,303 (2013: US$0) corresponds to payables related to the Orosí Project for which sub-contractor invoices had not been received as of the statement of financial position date (Note 8).

Accrued expenses and other accounts payable are interest-free, are not subject to any discount for early payment, do not generate late charges, and their maturity terms are generally less than one year.

14. Balances and transactions with related party

The related parties with whom the Company maintains balances and performs transactions are entities under the common control of the parent company, Globeleq Mesoamerica Energy (Wind), Limited. A breakdown of these balances and the respective terms and conditions is as follows:

	2014	2013
Notes and loans payable:
Administración de Energías Renovables, S.A. (Note 11)	$18,222,757	$—

Accounts payable:
Plantas Eólicas, Limited (Note 12)	$—	$252

Maturity terms for accounts payable to related parties extend up to 30 days from the corresponding invoices’ issue dates, and are not subject to any discounts for early-payment.

A breakdown of transactions performed with related parties is summarized below:

	2014	2013

Various construction costs capitalized to the Project:
TCR Holdings, S.A. a/	$1,169,785	$—

CR Operaciones y Mantenimientos, S.A. b/	$72,387	$—

Administración de Energías Renovables, S.A. c/	$71,429	$—

Finance costs:
Administración de Energías Renovables, S.A. (nota 11)	$720,368	$—

Professional services—expense:
TCR Holdings, S.A. a/	$—	$600,000

a/ The Company and TCR Holdings, S.A. entered into a Management Services Agreement whereby Orosí engaged TCR to perform the following services: engineering, technical support, construction supervision,

project management, bookkeeping, treasury, and tax and legal matters, among others. As consideration for the services, the agreement contemplated a monthly fee (plus expenses) of US$50,000 which will increase to US$80,000 after the Financial Closing, and will be reduced after the Project’s Commercial Operation to US$50,000. The Agreement is for an indefinite period unless it is terminated by either party upon written notice to the other party.

b/ The Company and CR Operaciones y Mantenimientos, S.A. entered into an Inspection Contract on May 22 2014 for the installation of wind turbines.

c/ The Company paid to the subsidiary Administración de Energías Renovables, S.A. certain reimbursable expenses related with the construction of the Project.

Compensation to key management personnel

The Company does not directly incur compensation for key personnel because TCR Holdings, S.A. provides the required management services, however the allocation of key personnel compensation at TCR Holdings, S.A. that is attributable to the Company amounts to US$357,230 for 2014 (2013: US$280,843).

15. Restoration provision

The Company recognized a provision for restoration obligations of US$234,793, as of December 31, 2014, associated with its wind farm. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to restore the environmental impact of constructing the plant. The restoration provision reflects the costs estimated by the Company to comply with the environmental reforestation plan described in Note 21.2.

16. Equity

Share capital

As of December 31, 2013 and 2012, authorized, registered, and paid-in share capital amounted to $20 represented by 10 common shares with a par value of ¢1,000 each.

Contributed capital

As of December 31, 2014 and 2013 contributed capital is comprised of contributed cash, in addition to the share capital, received from the shareholders. This contributed capital is mainly used to finance the construction of the Project.

Equity transactions

During the years ended December 31, 2014 and 2013, capital contributions were made by Company shareholders in the amount of US$5,492,467 and US$25,255,408, respectively. Furthermore, during the year ended December 31, 2014, capital withdrawals were taken by Company shareholders in the amount of US$17,230,951.

17. Research expenses

Research expenses in 2013 correspond to activities undertaken by the Company in relation to the Project prior to its development.

	2014	2013
Professional services	$—	$2,044,882
Tax stamps for PPA contract with ICE	—	307,695

	$—	$2,352,577

18. Cost of operations

	2014	2013
Taxes and permits	$278,053	$—
Employee salaries and benefits	207,231	—
Travel expenses	200,628	—
Donations for land protection (*)	106,328	104,755
Facility and supplies	100,473	—
Professional services	91,349	—
Other donations	61,818	—
Others	54,902	—
Rent of land and equipment	50,908	—
Repair and maintenance of equipment	11,671	—
Certified emission reductions costs	7,746	—

	$1,171,107	$104,755

(*)	The Company has agreed to donate an annual amount of US$100,000 to the Guanacaste Dry Conservation Fund in order to protect the lands on which the Project’s electricity transmission lines will be located. The donation is to be adjusted in January of every year based on the Consumer Price Index as published by the U.S. Bureau of Labor Statics. Orosí recognizes the donation as an expense when paid.

19. General and administrative expenses

	2014	2013
Various general and administrative	$115,767	$91,055

20. Income tax

Orosí is subject to income tax, therefore tax returns are prepared and filed with the corresponding tax authorities. The income tax rate in effect for the fiscal years ending December 31, 2014 and 2013 was 30%.

A breakdown of the income tax components presented in the income statement is provided below:

	2014	2013
Recognition and reversal of temporary differences	$(68,304)	$1,597,423

The current income tax calculation is presented in the reconciliation below:

	2014	2013
Loss before tax	$(248,585)	$(2,528,806)
Deduct—non-deductible expenses	2,443,985	2,068,310
Add—non-taxable income	(858,000)	—
Differences in exchange rates from monetary balances in foreign currency	(594,865)	460,496
Application of organization costs	(742,535)	—

Taxable income	$—	$—

Current income tax at effective rate of 30%	$—	$—

The components of the deferred tax assets and liabilities are presented below:

	Statement of Financial Position		Statement of Comprehensive Income
	December 31 2014	December 31 2013	December 31 2014	December 31 2013

Deferred tax asset:
Organization costs	$1,845,562	$1,597,423	$248,139	$1,597,423
Restoration provision	70,438	—	70,438	—

Deferred tax liability:
Effect of non-monetary assets denominated in Costa Rican colons for tax purposes	(258,992)	—	(258,992)	—
Fair value of derivative financial instruments	(127,889)	—	(127,889)	—

	$1,529,119	$1,597,423	$(68,304)	$1,597,423

Organization costs relate to start-up costs accumulated by the Company prior to the beginning of commercial operations. These costs may be amortized within the next five fiscal periods after the Company starts recognizing energy sales. The effect on non-monetary assets denominated in Costa Rican colons for tax purposes originates because the tax base of the Company’s non-monetary assets and liabilities is determined in Costa Rican colons, while the Company’s functional currency is the US dollar.

The Company has considered the past experience of the group (Globeleq Mesoamerica Energy (Wind) Limited and subsidiaries), in constructing similar operations, construction financing that it has in place as well as its in place PPA. Based on these considerations Inversiones Eólicas believes that it is more likely than not that it will ultimately recover its deferred tax assets recorded at both December 31, 2014 and 2013.

21. Agreements and commitments

21.1 Guarantees

The Company has recognized a restoration provision to comply with the reforestation plan commitment (Note 15).

21.2 Environmental commitments

As part of the environmental license for the Project granted by Setena, the Company committed to certain requirements during the construction and operation phases of the Project. Those requirements contemplate:

establishment of a reforestation plan, maintaining a log of environmental incidents, proper management of waste materials, and submission of environmental compliance reports periodically to Setena, among others. The Company has a guarantee with Banco Nacional de Costa Rica of US$920,000.

21.3 Power plant construction

The Company entered into an EPC agreement with Gamesa (Note 1) for a total price of US$95,342,713 (Note 1). As of December 31, 2014 Orosí had paid Gamesa an amount of US$75,906,527 (2013: US$14,193,096), which is included under intangible assets.

22. Financial risk management objectives and policies

The Company’s main financial instruments are cash, accounts receivable, notes and loans payable, accounts payable and accrued expenses, and derivative financial instruments. The main purpose of these financial instruments is to manage cash flows and raise financing for the Company’s capital needs.

The Company is exposed to market and liquidity risks. The Company’s senior Management oversees the management of these risks.

22.1 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Significant market risks affecting the Company’s financial statements are foreign currency risk and interest rate risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. Orosí’s exposure to the risk of changes in market interest rates is primarily related to the Company’s debt obligations with floating interest rates. The Company’s exposure to the risk of changes in market interest rates is primarily related to the Company’s debt obligations with floating interest rates. To manage this, the Company enters into interest rate caps (Note 11), in which it receives, at specified intervals, the difference between the cap rate and variable rate interest amounts (only in cases where the variable rate is higher), calculated by reference to an agreed-upon notional principal amount.

As of the dates of the statements of financial position, the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	2014	2013

Fixed rate instruments:
Financial liabilities	$(70,369,130)	$230,000

Variable rate instruments:
Financial assets	$6,542,455	$5,696,136
Financial liabilities	(26,339,869)	(3,314,600)

	$(19,797,414)	$2,381,531

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Orosí’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s presentation currency).

The Costa Rican colon is the main foreign currency used by the Company in its transactions. The Costa Rica Central Bank is the entity responsible for managing the national banking system and regulating the currency’s parity to other currencies. Buy and sell rates are established by authorized financial institutions, according to market supply and demand. As of December 31, 2014 and 2013, buy and sell rates for US dollars were ¢533.31 and ¢545.53 (2013: ¢507.80 and ¢495.01), respectively.

Below is a summary of monetary assets and liabilities in foreign currencies, expressed in US dollars:

	2014	2013

Assets:
Cash	$21,806	$6,113
Accounts receivable	5,785	60
Prepaid expenses	3,950	—
Prepaid sales taxes	7,153,071	—

	7,184,612	6,173

Liabilities:
Accounts payable and accrued expenses	222,888	63,079

Net monetary assets (liabilities)	$6,961,724	$(56,906)

Sensitivity analysis:

The effect of a reasonable exchange rate variation between the Colon and the US$ of +7% / -7% on the monetary assets and liabilities as of December 31, 2014 (2013: +1% / -1%), assuming that the remaining variables are held constant, would imply the recognition of gains or losses from exchange rate differences of US$517,262 in 2014 (2013: US$721).

22.2 Liquidity risk

The Company monitors its liquidity on a daily basis, attempting to maintain greater liquid assets than liquid liabilities, considering the maturity of its financial assets. It performs cash flow projections on a periodic basis in order to timely detect potential cash shortages or excesses to support its operations.

The following table summarizes the maturity of the Company’s financial liabilities, based on payment commitments:

As of December 31, 2014:

	0 to 6 Months	6 to 12 months	More than 1 year	Total
Notes and loans payable	$625,855	$1,759,383	$88,634,232	$91,019,470
Account payable	123,044	—	—	123,044
Accrued interest payable	693,229	—	—	693,229
Accounts payable and accrued expenses	10,985,679	5,457	—	10,991,136
Restoration provision	—	46,959	187,834	234,793

	$12,427,807	$1,811,799	$88,822,066	$103,061,672

As of December 31 2013:

	0 to 6 Months	6 to 12 months	More than 1 year	Total
Notes and loans payable	$130,000	$—	$3,414,600	$3,544,600
Account payable	305,939	—	—	305,939
Accounts payable and accrued expenses	—	229,976	—	229,976

	$435,939	$229,976	$3,414,600	$4,080,515

23. Capital management

The Company’s main objective on capital management is to ensure that it maintains a solid credit ratio and healthy financial capital ratios to support its business and maximize profits. The Company manages its capital structure and timely requests shareholders for any adjustment to this capital considering the economic environment in which it operates. To maintain or adjust its capital structure, it may request shareholders for variations to dividends and capital returns previously agreed on, as well as for increases in capital contributions if necessary. These policies had no significant changes in 2014 and 2013.

24. Fair value of financial instruments

As indicated in Note 22, the Company’s main financial instruments are comprised of cash, accounts receivable, notes and loans payable, accounts payable and accrued expenses. Management believes that the carrying amounts of cash, accounts receivable, and accounts payable approach their fair market value due to their short-term nature. In considering the fair value of loans payable with variable interest rates the Company has considered that LIBOR based borrowings resent periodically and the LIBOR spread on those outstanding approximate those obtained by affiliates in recent financings. In evaluating the fair value of loans payable at fixed rates the Company has considered the country risks, market conditions existing both at the date of the loans and those at the statement of financial position dates, and that there are not a significant number of comparable financings in its market. Therefore, the Company believes that the carrying value of loans payable at fixed rates reasonably approximates carrying value as of both December 31, 2014 and 2013. Derivative financial instruments have been measured at fair value as explained below.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of its financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: Techniques that use inputs different from quoted prices that are observable for the asset or liability, whether directly or indirectly.

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

During 2014, classification in levels of instruments measured at fair value is as follows:

	2014	Level 1	Level 2	Level 3
Interest rate cap—asset	$426,296	$—	$426,296	$—

As of December 31, 2014 the fair value of banks loans, taking into account current market interest rates, are the following:

	Carrying amount	Level 3 Fair value
	2014	2014
Ex-Im	$52,016,373	$53,886,895
AER	18,222,757	18,222,757
FMO	14,249,869	14,552,632
BICSA	12,090,000	12,041,195
Hermanos Ocampo Fernández, S.A.	130,000	130,000

Total	$96,708,999	$98,833,479

25. Subsequent events

During 2014, Orosí signed a turnkey construction contract (EPC) with Gamesa Wind US LLC (Gamesa) for the construction of a wind-power park. Due to delays in the construction schedule, Orosí negotiated a Letter Agreement with Gamesa which allowed Orosí to invoice US$8,600,000 for “delay liquidated damages” per article 8 of the EPC, while at the same time agreeing to pay Gamesa US$2,000,000 associated with various change orders. Orosí received the full amount of the liquidated damages during April and May 2015. The final liquidated damages could reach up to approximately US$9,700,000, equivalent to 10% of the EPC value, which is subject to change due to potential change orders. It is now estimated that the park will start commercial operations during the third quarter of 2015. The dates agreed with Instituto Costarricense de Electricidad (ICE) for the partial and total start of operations were May 12 and June 2, 2015. Orosí could therefore be exposed to fines per article 4.9.1 of the PPA contract with ICE for approximately US$2,550,000.

On June 12, 2015, a Stock Purchase Agreement (SPA) was signed between Globeleq Holdings (Americas Renewables) Limited and Mesoamerica Power Limited as sellers and an affiliate of SunEdison as purchaser, for the sale of a 100% interest in the Company’s upstream shareholder, Globeleq Mesoamerica Energy (Wind) Limited. The PSA is subject to various conditions, not all of which have been met as of the date of these financial statements. There is no guarantee that such transaction will be consummated.

Transforming our future with energy

TerraForm Global seeks to deliver clean and sustainable energy. By owning and operating long-term contracted clean power generating assets, we believe we will play an important role in meeting growing energy demand while seeking to provide our investors with stable and growing dividends.

56,570,000 shares

Class A common stock

Preliminary Prospectus

J.P. Morgan
Barclays
Citigroup
Morgan Stanley
Goldman, Sachs & Co.
BofA Merrill Lynch
Deutsche Bank Securities
BTG Pactual
Itaú BBA
Kotak Investment Banking
SMBC Nikko
SOCIETE GENERALE

                    , 2015

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

Part II

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions and the structuring fee, to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

SEC registration fee	$158,911
FINRA filing fee	205,634
Exchange listing fee	155,000
Legal fees and expenses	4,000,000
Accounting fees and expenses	1,500,000
Printing and engraving expenses	2,000,000
Transfer agent and registrar fees and expenses	25,000

Total	$8,044,545

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or “Section 145,” provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We intend to enter into indemnification agreements with certain of our executive officers and directors pursuant to which we will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 15. Recent sales of unregistered securities

Except as set forth below, we have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole shareholder.

On September 29, 2014 and March 31, 2015, we granted an aggregate of 20,450 shares and 35,245 shares of restricted stock, respectively, to certain of our executives and other employees of SunEdison who will provide services to us. These grants of restricted securities were made in the ordinary course of business and did not involve any cash payments from the recipients. The restricted securities did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act.

On June 9, 2015, Baron Capital Management and Zimmer Partners entered into a stock purchase agreement with Global in which they agreed to purchase $43.0 million and $25.0 million, respectively, of its Class A common stock at a price per share equal to the initial public offering price in a separate private placement transaction. These share purchases are subject to certain customary closing conditions and will be completed concurrently with the closing of this offering. Based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range listed on the cover of this prospectus, these purchasers will purchase an aggregate of 3,375,000 shares of our Class A common stock in this concurrent private placement. We relied upon the “private placement” exemption from the registration requirements of the Securities Act, provided by Section 4(a)(2) thereof in connection with the sale of these shares of Class A common Stock. In that regard, we obtained representations from each of the purchasers that it was an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A promulgated under the Securities Act, and that it had such knowledge and experience in financial or business matters that such purchaser was capable of evaluating the merits and risk of an investment in our securities. In addition, the securities to be issued in connection with these transactions will bear a restrictive legend that prohibits their transfer without registration under the Securities Act unless an exemption is available.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedule All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, TerraForm Global, Inc., a Delaware corporation, has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, Maryland, on July 20, 2015.

TERRAFORM GLOBAL, INC.

By:	/s/ Jeremy Avenier
	Name:	Jeremy Avenier
	Title:	Chief Financial Officer

* * * * *

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on July 20, 2015.

Signature	Title

* Ahmad Chatila	Director and Chairman

* Carlos Domenech Zornoza	Chief Executive Officer and Director (principal executive officer)

/s/ Jeremy Avenier Jeremy Avenier	Chief Financial Officer (principal financial officer and principal accounting officer)

* Martin Truong	Director

* Brian Wuebbels	Director

*	The undersigned by signing his name hereto, signs and executes this Amendment No. 4 to Registration Statement pursuant to the Powers of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on May 7, 2015.

/s/ Jeremy Avenier Jeremy Avenier

Exhibit index

Exhibit number	Exhibit description

1.1*	Form of Underwriting Agreement.

2.1*	Stock Contribution Agreement by and among TerraForm Global, Inc., SunEdison, Inc. and the investors named therein.

2.2*	Stock Purchase Agreement between TerraForm Global Operating, LLC, SunEdison, Inc. and the investors named therein.

3.1	Form of Amended and Restated Certificate of Incorporation of TerraForm Global, Inc. to be effective immediately prior to the completion of this offering.

3.2	Form of Amended and Restated Bylaws of TerraForm Global, Inc. to be effective immediately prior to the completion of this offering.

4.1*	Specimen Class A Common Stock Certificate.

5.1	Form of opinion of Kirkland & Ellis LLP.

10.1*	Form of Management Services Agreement by and among TerraForm Global, Inc., TerraForm Global, LLC, TerraForm Global Operating, LLC and SunEdison, Inc.

10.2*	Form of Project Support Agreement by and between TerraForm Global, LLC and SunEdison, Inc.

10.3	Form of Repowering Services Agreement by and among TerraForm Global, Inc., TerraForm Global, LLC, TerraForm Global Operating, LLC and SunEdison, Inc.

10.4	Form of Exchange Agreement by and among TerraForm Global, Inc., TerraForm Global, LLC and SunEdison, Inc.

10.5	Form of Registration Rights Agreement by and between TerraForm Global, Inc. and SunEdison, Inc.

10.6	Form of Indemnification Agreement between TerraForm Global, Inc. and its directors and officers.

10.7*	Form of Amended and Restated Operating Agreement of TerraForm Global, LLC.

10.8†	TerraForm Global, Inc. 2014 Long-Term Incentive Plan.

10.9	Investment Agreement, dated as of December 22, 2014, by and among TerraForm Global, LLC, SunEdison, Inc. and SunEdison Holdings Corporation.

10.10	Direct Agreement, dated as of December 22, 2014, by and among TerraForm Global, LLC, SunEdison, Inc., SunEdison Holdings Corporation and JPMorgan Chase Bank, National Association, as collateral agent.

10.11*	Form of Interest Payment Agreement by and among TerraForm Global, LLC, SunEdison Holdings Corporation and SunEdison Inc.

10.12*	Form of Project Investment Agreement by and between TerraForm Global, Inc. and SunEdison, Inc.

10.13*	Unit Purchase Agreement dated as of May 6, 2015, by and among TerraForm Global, LLC and the purchasers named therein.

10.14*	Registration Rights Agreement dated as of May 6, 2015, by and among TerraForm Global, LLC and the investors named therein.

10.15*	Unit Purchase Agreement dated as of June 9, 2015, by and among TerraForm Global LLC and the purchasers named therein.

Exhibit number	Exhibit description

10.16*	Amended and Restated Registration Rights Agreement dated as of June 9, 2015 by and among TerraForm Global, LLC and the investors named therein.

10.17*	Form of Beneficial Ownership Agreement, between SunEdison Holdings Corporation and TerraForm Global Operating, LLC.

21.1	List of subsidiaries of TerraForm Global, Inc.

23.1	Consent of KPMG LLP – Global (Predecessor).

23.2	Consent of BDO South Africa, Inc., independent accountants – BioTherm Energy Projects.

23.3	Consent of KPMG Gurgaon – SEI Solar Power Private Limited.

23.4	Consent of KPMG Huazhen LLP – Honiton Energy XIL Holdings Limited and Honiton Energy BAV Holdings Limit.

23.5	Consent of Deloitte Touche Tohmatsu Auditores Independentes – Renova Energy Projects I.

23.6	Consent of KPMG Inc. – Core Energy (RF) Proprietary Limited and Erika Energy (RF) Proprietary Limited.

23.7	Consent of KPMG Gurgaon – EN Renewable Energy Limited, EN Wind Power Private Limited and Generacion Eolica India Limited.

23.8	Consent of Paredes, Zaldivar, Burga & Asociados – Hidroeléctrica Santa Cruz S.A.C. and Empresa de Generación Eléctrica de Junín S.A.C.

23.9	Consent of Ernst & Young S.A. – Energia Eólica de Honduras, S.A.

23.10	Consent of Ernst & Young S.A. – Eolo de Nicaragua, S.A.

23.11	Consent of Ernst & Young S.A. – Inversiones Eólicas de Orosi Dos S.A.

23.12	Consent of Ernst & Young S.A. – Plantas Eólicas, S.R.L.

23.13	Consent of Kirkland & Ellis (included in Exhibit 5.1).

24.1**	Power of Attorney.

99.1	Consent of Director Nominees.

*	To be filed by amendment.

**	Indicates exhibits previously filed.

†	Indicates exhibits that constitute compensatory plans or arrangements.